As filed with the Securities and Exchange Commission on June 22, 2011
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANTLER SCIENCE TWO LIMITED
(Exact name of registrant as specified in its charter)
Ireland
(State or other jurisdiction of incorporation or organization)
2834
(Primary Standard Industrial Classification Code Number)

98-1007018
(I.R.S. Employer Identification Number)

Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland
011-353-1-709-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, New York 10001
(800) 767-1553

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William A. Groll, Esq. Jorge Juantorena, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Kathryn L. Biberstein, Esq. Alkermes, Inc. 852 Winter Street Waltham, MA 02451 (781) 609-6000	John Moriarty, Esq. Elan Corporation, plc Treasury Building, Lower Grand Canal Street Dublin 2, Ireland 011-353-1-709-4000	Christopher T. Cox, Esq. Helene Banks, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable following the effective date of this Registration Statement and the day on which all other conditions to the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered(1)	to be Registered(2)	Price per Share	Offering Price(3)	Fee(4)
Ordinary Shares, nominal value $0.01	117,476,187	N/A	$1,958,621,727.76	$227,396

(1)	This Registration Statement relates to the ordinary shares, nominal value $0.01 of Antler Science Two Limited, which will be renamed Alkermes plc, which is referred to as New Alkermes, issuable to holders of common stock, par value $0.01, of Alkermes, Inc., which is referred to as Alkermes, in the proposed merger of Antler Acquisition Corp., an indirect wholly-owned subsidiary of New Alkermes, with and into Alkermes.

(2)	Based on the maximum number of Registrant’s ordinary shares to be issued pursuant to the merger agreement, based on the sum of (i) 97,261,483 shares of Alkermes common stock outstanding as of June 17, 2011(other than shares held in treasury by Alkermes), (ii) 17,930,324 shares of Alkermes common stock issuable pursuant to options outstanding as of June 17, 2011, and (iii) 2,284,380 shares of Alkermes common stock subject to stock awards outstanding as of June 17, 2011, multiplied by the exchange ratio of 1.0 New Alkermes ordinary shares for each share of Alkermes common stock.

(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, which is sometimes referred to in this proxy statement/prospectus as the Securities Act, and calculated in accordance with Rule 457(f) and Rule 457(c) of the Securities Act.

(4)	Calculated as follows: the product of (i) $1,958,621,727.76, the proposed maximum aggregate offering price for the ordinary shares of New Alkermes registered pursuant to this Registration Statement multiplied by (ii) 0.00011610.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Note:  Specific details relating to the fee calculation shall be furnished in notes to the table, including references to provisions of Rule 457 (§ 230.457 of this chapter) relied upon, if the basis of the calculation is not otherwise evident from the information presented in the table.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

LETTER TO ALKERMES SHAREHOLDERS

SUBJECT TO COMPLETION, DATED JUNE 22, 2011

PRELIMINARY COPY

To the shareholders of Alkermes, Inc.:

You are cordially invited to attend a special meeting of the shareholders of Alkermes, Inc., which is referred to as Alkermes, to be held on          , 2011 at 10 a.m. Eastern Daylight Time, at our principal executive offices, located at 852 Winter Street, Waltham, Massachusetts. Only shareholders who held shares of Alkermes common stock at the close of business on          , 2011 will be entitled to vote at the special meeting and at any adjournments and postponements thereof.

As previously announced, on May 9, 2011 Alkermes entered into a Business Combination Agreement and Plan of Merger, which is referred to as the merger agreement, with Elan Corporation, plc, which is referred to as Elan, Antler Science Two Limited, which is referred to as New Alkermes, and certain other parties, under which the business of Alkermes will be combined with the global drug delivery technologies business of Elan, which is referred to as EDT, in a cash and stock transaction that was valued at approximately $960 million at the time of announcement. The businesses will be combined under New Alkermes, a new holding company incorporated in Ireland that will be re-registered as a public limited company, and renamed Alkermes plc, at or prior to the completion of the business combination. To facilitate the business combination, EDT will be carved-out of Elan and will be held under New Alkermes. Following this reorganization and pursuant to the merger agreement, a wholly-owned indirect subsidiary of New Alkermes will merge with and into Alkermes, with Alkermes surviving as a wholly-owned indirect subsidiary of New Alkermes. A complete copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

As consideration for the contribution of EDT, Alkermes will pay Elan $500 million in cash, subject to certain adjustments, and a subsidiary of Elan that is organized in Ireland will receive and retain 31,900,000 New Alkermes ordinary shares, representing approximately 25% of the outstanding voting securities of New Alkermes, immediately following the consummation of the merger. At the effective time, (i) each share of Alkermes common stock then issued and outstanding and all associated rights will be canceled and automatically converted into and become the right to receive one ordinary share of New Alkermes; (ii) all currently issued and outstanding options to purchase Alkermes common stock granted under any stock option plan will be converted into options to purchase, on substantially the same terms and conditions, the same number of New Alkermes ordinary shares at the same exercise price; and (iii) all currently issued and outstanding awards of Alkermes common stock will be converted into awards of the same number of New Alkermes ordinary shares on substantially the same terms and conditions. As a result, upon consummation of the merger and the issuance of the New Alkermes ordinary shares in exchange for the canceled shares of Alkermes common stock, the former shareholders of Alkermes will own approximately 75% of the outstanding voting securities of New Alkermes. The exchange of Alkermes shares for New Alkermes ordinary shares will be a taxable transaction for Alkermes shareholders. The New Alkermes ordinary shares are expected to be listed on the NASDAQ under the symbol “ALKS.”

Alkermes is holding a special meeting of its shareholders in order to obtain the shareholder approval necessary to consummate the business combination and the merger. At the special meeting, holders of Alkermes common stock who are entitled to vote will be asked to adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement, including the business combination. The completion of the business combination is subject to the satisfaction or waiver of certain other conditions set forth in the merger agreement and described in the accompanying proxy statement/prospectus. You are also being asked to approve a proposal to create “distributable reserves” for New Alkermes, which are required under Irish law in order for New Alkermes to make distributions and pay dividends and to repurchase or redeem shares in the future. Approval of this proposal is not a condition to the completion of the business combination. More information about Alkermes, Elan, New Alkermes, EDT and the proposed business combination and merger is contained in this proxy statement/prospectus. The board urges all Alkermes shareholders to read this proxy statement/prospectus and the documents included with this proxy statement/prospectus, including the Annexes, or incorporated by reference in this proxy statement/prospectus carefully and in their entirety. In particular, the board urges you to read carefully “Risk Factors” beginning on page 14 of this proxy statement/prospectus.

After careful consideration, the Alkermes board of directors has approved and declared advisable the merger agreement and the business combination, and has determined that the merger agreement and the business combination are fair to and in the best interests of Alkermes and its shareholders. The board of directors of Alkermes recommends that you vote “FOR” the adoption of the merger agreement and “FOR” the other proposals described in this proxy statement/prospectus. Your vote is very important. The affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote is required for the adoption of the merger agreement. Approval of the separate proposal to create distributable reserves also requires the affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote; however, whether or not this proposal is approved will have no impact on the completion of the business combination. Abstentions, failures to vote and broker non-votes will have no effect on these proposals. Whether or not you plan to attend the special meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented.

On behalf of the Alkermes board of directors, thank you for your consideration and continued support.

Very truly yours,

Richard F. Pops
Chairman, President and CEO
Alkermes, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated          , 2011, and is first being mailed to the Alkermes shareholders on or about          , 2011.

NOTICE OF SPECIAL MEETING OF ALKERMES SHAREHOLDERS

ALKERMES, INC.
852 Winter Street
Waltham, Massachusetts 02451

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD          , 2011

To the shareholders of Alkermes, Inc.:

A special meeting of the shareholders of Alkermes, Inc., a Pennsylvania corporation, will be held on          , 2011 at 10 a.m. Eastern Daylight Time, at our principal executive offices, located at 852 Winter Street, Waltham, Massachusetts for the following purposes:

1. To consider and vote upon a proposal to adopt the Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Alkermes, Elan, New Alkermes and certain other parties;

2. To consider and vote upon a proposal to approve the creation of “distributable reserves” of New Alkermes which are required under Irish law in order to allow New Alkermes to make distributions and to pay dividends and repurchase or redeem shares following completion of the business combination; and

3. To vote upon a proposal to adjourn the special meeting of Alkermes shareholders if necessary or appropriate, including for the purpose of permitting further solicitation of proxies if there are not sufficient votes at the time of the Alkermes special meeting to adopt the merger agreement.

The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, the complete text of the merger agreement. Only shareholders of record at the close of business on          , 2011 are entitled to vote at the special meeting and at any adjournments and postponements thereof. Our stock transfer books will remain open between the record date and the date of the special meeting. A list of shareholders entitled to vote at the special meeting will be available for inspection at the special meeting. We urge you to read carefully this proxy statement/prospectus in its entirety including the Annexes and the documents incorporated by reference in this proxy statement/prospectus. In particular, we urge you to read carefully “Risk Factors” beginning on page 14 of this proxy statement/prospectus.

Your proxy is being solicited by the board of directors of Alkermes. After careful consideration, we have approved and declared advisable the merger agreement and the business combination, and have determined that the merger agreement and the transactions contemplated by the merger agreement, including the business combination, are fair to and in the best interests of Alkermes and its shareholders.

We recommend that you vote “FOR” the adoption of the merger agreement, “FOR” the distributable reserves proposal and “FOR” the adjournment proposal. Your vote is very important.

The affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote is required for the adoption of the merger agreement. Approval of the separate proposal to create distributable reserves also requires the affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote. The distributable reserves proposal is not a condition to the completion of the business combination and whether or not it is approved will have no impact on the completion of the business combination. Whether or not you attend the special meeting in person, to ensure your representation at the special meeting, please submit your proxy as described in this proxy statement/prospectus.

You may submit your proxy (1) over the Internet, (2) by telephone or (3) by signing, dating and returning the enclosed proxy card promptly in the accompanying envelope. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be submitted to ensure that all your shares will be voted. If you submit your proxy and then decide to attend the special meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in this proxy statement/prospectus. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them on how to vote your shares or when changing those instructions. If you do not instruct your bank, broker or other nominee, your bank, broker or other nominee will not have the discretion to vote your shares without your instructions.

The prompt return of your proxy card, or your prompt voting by telephone or over the Internet, will assist us in preparing for the special meeting.

By Order of the Board of Directors,

Richard F. Pops
Chairman, President and CEO
Alkermes, Inc.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTIONS

The following are answers to some of the questions you may have as an Alkermes shareholder. These questions and answers only highlight some of the information contained in this proxy statement/prospectus. They may not contain all the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this proxy statement/prospectus, to understand fully the proposed transactions and the voting procedures for the special meeting of Alkermes shareholders. All references in this proxy statement/prospectus to “Alkermes” refer to Alkermes, Inc., a Pennsylvania corporation; all references in this proxy statement/prospectus to “Elan” refer to Elan Corporation, plc, a public limited company incorporated in Ireland; all references in this proxy statement/prospectus to “New Alkermes” refer to Antler Science Two Limited, a private limited company incorporated in Ireland that will be re-registered as a public limited company and renamed Alkermes plc as described in this proxy statement/prospectus; all references in this proxy statement/prospectus to “EDT” refer to the global drug delivery technologies business of Elan; all references to the “merger agreement” refer to the Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan, New Alkermes, Elan Science Four Limited, EDT Pharma Holdings Limited, EDT US Holdco Inc., Antler Acquisition Corp. and Alkermes, a copy of which is included as Annex A to this proxy statement/prospectus; and all references to the “business combination” refer to the totality of transactions contemplated by the merger agreement, including the reorganization and the merger described in this proxy statement/prospectus. Unless otherwise indicated, all references to “dollars” or “$” in this proxy statement/prospectus are references to U.S. dollars.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Alkermes has entered into the merger agreement that is described in this proxy statement/prospectus providing for the business combination described in this document. The merger, which is one of the essential elements of the business combination, may only be completed if Alkermes shareholders adopt the merger agreement and thereby approve the business combination.

This document and the enclosed materials describe the business combination and provide information as to how to grant a proxy or vote your shares by mail, telephone or over the Internet.

Your vote is very important.

Alkermes encourages you to submit your proxy or vote your shares by mail, telephone or Internet as soon as possible.

Q:	What are the proposals on which I am being asked to vote?

A:	You are being asked to vote to adopt the merger agreement and thereby approve the business combination. In addition, you are being asked to approve the distributable reserves proposal to facilitate the creation of distributable reserves through a reduction of New Alkermes’ share premium account. You are also being asked to vote to approve a proposal to adjourn the special meeting if necessary or appropriate, including if more time is needed to solicit proxies.

Q:	What is the business combination?

A:	Pursuant to the merger agreement, EDT will be carved-out of Elan and reorganized under New Alkermes. This transaction is sometimes referred to in this proxy statement/prospectus as the reorganization. Following the reorganization, Antler Acquisition Corp., which is referred to in this proxy statement/prospectus as Merger Sub, will merge with and into Alkermes, with Alkermes surviving as a wholly-owned indirect subsidiary of New Alkermes. This transaction is sometimes referred to in this proxy statement/prospectus as the merger. Additionally, Alkermes will, subject to certain conditions, transfer all of its rights with respect to certain intellectual property and related contractual rights to an Irish subsidiary of New Alkermes. This transaction is sometimes referred to in this proxy statement/prospectus as the IP Transfer. Taken together these transactions constitute the business combination.

v

Q:	What are the reasons for the business combination?

A:	Alkermes believes that the business combination will create a larger, faster-growing biopharmaceutical company that is immediately and sustainably profitable on a cash earnings basis with a diversified portfolio of commercial products, including five key products with long patent lives, and with expertise in developing treatments for central nervous system diseases. New Alkermes will have deep scientific, development and manufacturing capabilities, which will provide competitive advantages in the creation of innovative biopharmaceutical products for itself and its partners.

Q:	Why am I being asked to approve the distributable reserves proposal?

A:	Under Irish law, dividends must be paid (and share repurchases must generally be funded) out of “distributable reserves,” which New Alkermes will not have immediately following the completion of the merger. Please see “Creation of Distributable Reserves of New Alkermes.” Common shareholders of Alkermes are also being asked at the special meeting to approve the creation of distributable reserves of New Alkermes (through the reduction of the share premium account of New Alkermes), in order to permit New Alkermes to be able to pay dividends (and repurchase or redeem shares) after the merger (though it is not currently intended that Alkermes will pay dividends or repurchase or redeem shares after the merger). The approval of the distributable reserves proposal is not a condition to the consummation of the merger. Accordingly, if common shareholders of Alkermes approve the merger but do not approve the distributable reserves proposal, and the merger is consummated, New Alkermes may not have sufficient distributable reserves to pay dividends (or to repurchase or redeem shares) following the merger. In addition, the creation of distributable reserves requires the approval of the Irish High Court. Although New Alkermes is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, the issuance of the required order is a matter for the discretion of the Irish High Court and there is no guarantee that such approval will be forthcoming. Please see “Risk Factors” and “Creation of Distributable Reserves of New Alkermes.”

Q:	What is the position of the Alkermes board of directors regarding the proposals being put to a vote at the Alkermes special meeting?

A:	The Alkermes board of directors approved the merger agreement and business combination, and determined that the merger agreement and the business combination are fair to and in the best interests of Alkermes and its shareholders. The Alkermes board of directors recommends that Alkermes shareholders vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to create distributable reserves of New Alkermes, and “FOR” the proposal to adjourn the special meeting if necessary or appropriate, including to permit further solicitation of proxies.

Q:	What will the Alkermes shareholders receive as consideration in the merger?

A:	If the proposed transactions are consummated, each share of Alkermes common stock issued and outstanding immediately prior to the merger will be canceled and automatically converted into one New Alkermes ordinary share. The one-for-one conversion ratio is fixed, and, as a result, the number of New Alkermes ordinary shares received by the Alkermes shareholders in the merger will not fluctuate up or down based on the market price of a share of Alkermes common stock prior to the merger. It is expected that the New Alkermes ordinary shares will be registered with the Securities and Exchange Commission and are expected to be listed on NASDAQ. Following the merger, Alkermes common stock will be delisted from NASDAQ.

Q:	What percentage of the ordinary shares of New Alkermes will the Alkermes shareholders own following the proposed transactions?

A:	The New Alkermes ordinary shares that will be received by the former Alkermes shareholders in the merger will represent approximately 75% of the New Alkermes ordinary shares outstanding immediately after the merger.

Q:	What percentage of New Alkermes ordinary shares will be owned by Elan following the proposed transactions?

A:	Immediately prior to the merger, Elan Science Three Limited, a subsidiary of Elan, which is sometimes referred to in this proxy statement/prospectus as the Elan Shareholder, will hold all of the then outstanding 31,900,000 New Alkermes ordinary shares, subject to the terms of a shareholder’s agreement to be entered into upon completion of the merger among Elan, the Elan Shareholder and New Alkermes, which is referred to in this proxy statement/prospectus as the shareholder’s agreement. As a result, immediately following the merger, Elan will indirectly hold approximately 25% of New Alkermes ordinary shares.

Q:	Is Elan receiving any other consideration in connection with the proposed transactions?

A:	In addition to the New Alkermes ordinary shares, Alkermes will pay Elan $500 million subject to certain adjustments as additional consideration for its contribution of EDT to New Alkermes.

Q:	How are Alkermes stock options and equity awards treated in the merger?

A:	At the time the merger takes effect, all currently issued and outstanding options to purchase Alkermes common stock granted under any stock option plan will be converted into options to purchase, on substantially the same terms and conditions, the same number of New Alkermes ordinary shares at the same exercise price. In addition, all currently issued and outstanding awards of Alkermes common stock will be converted into awards, on substantially the same terms and conditions, of the same number of New Alkermes ordinary shares.

Q:	Will appraisal rights be available for dissenting shareholders?

A:	No. Holders of Alkermes common stock do not have appraisal or dissenters’ rights with respect to the merger or the other transactions described in this proxy statement/prospectus.

Q:	What is the IP Transfer transaction?

A:	Alkermes will, subject to certain conditions, transfer all of its rights with respect to the intellectual property and related contractual rights related specifically to Bydureontm (exenatide for extended-release injectable suspension) to an Irish subsidiary of New Alkermes in exchange for $202.1 million in the form of an interest-bearing note. Bydureon is a trademark of Amylin Pharmaceuticals, Inc.

Q:	When is the business combination expected to be completed?

A:	As of the date of this proxy statement/prospectus, the business combination is expected to be completed in the second half of 2011. However, no assurance can be provided as to when or if the business combination will occur. The required vote of Alkermes shareholders to adopt the merger agreement at the special meeting, as well as the necessary regulatory consents and approvals, must first be obtained and certain other conditions specified in the merger agreement must be satisfied or, to the extent permissible, waived.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of Alkermes common stock?

A:	If you are a U.S. holder (as defined herein), while not entirely free from doubt, New Alkermes believes that the receipt of the New Alkermes ordinary shares for shares of Alkermes common stock by U.S. holders (as defined below) pursuant to the merger should be a taxable transaction for U.S. federal income tax purposes. In general, under such treatment, a U.S. holder will recognize capital gain or loss equal to the difference between the holder’s adjusted tax basis in the shares of the Alkermes common stock surrendered in the exchange, and the fair market value of the New Alkermes ordinary shares received as consideration in the merger. A U.S. holder’s adjusted basis in the shares of Alkermes common stock generally should equal such holder’s purchase price for such shares of Alkermes common stock, as adjusted to take into account stock dividends, stock splits or similar transactions. It is possible that the IRS could assert an alternative characterization of the merger that would prevent a U.S. holder from recognizing a taxable loss on the exchange of Alkermes common stock for New Alkermes ordinary shares pursuant to the merger. However, a U.S. holder would be required to recognize any taxable gain on the exchange in all circumstances. Alkermes recommends that U.S. holders consult their own tax advisers as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws. See “Certain Tax Consequences of the Merger” for a more detailed description of the U.S. federal income tax consequences of the merger.

Q:	What will be the relationship between Alkermes and New Alkermes after the proposed transactions?

A:	After the proposed transactions, Alkermes will be an indirect wholly-owned subsidiary of New Alkermes and its financial statements will be included in New Alkermes’ consolidated financial statements. It is expected that the New Alkermes ordinary shares will be listed and traded on NASDAQ using the same NASDAQ trading symbol currently used for Alkermes.

Q:	When and where will the special meeting be held?

A:	Alkermes will hold a special meeting of shareholders at 10 a.m. Eastern Daylight Time on , 2011 at its principal executive offices located at 852 Winter Street, Waltham, Massachusetts.

Q:	What vote is required to adopt the merger agreement?

A:	The adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by holders of Alkermes common stock outstanding at the record date and entitled to vote, assuming a quorum is present at the special meeting. Consequently, as long as a quorum is present, a failure to vote, an abstention from voting or a broker non-vote will have no effect on the proposal to adopt the merger agreement and approve the business combination.

Q:	Who is entitled to vote?

A:	Alkermes shareholders of record as of the close of business on , 2011 are entitled to receive notice of and to vote at the Alkermes special meeting and any adjournments and postponements thereof.

Q:	How do I vote?

A:	If you are an Alkermes shareholder of record, you may vote your shares at the Alkermes special meeting in one of the following ways:

• by mailing your completed and signed proxy card in the enclosed return envelope;

• by voting by telephone or over the Internet as instructed on the enclosed proxy card; or

• by attending the Alkermes special meeting and voting in person.

If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee instructing them on how to vote your shares.

Q:	If my shares are held in “street name” by my bank, broker or other nominee will my bank, broker or other nominee, vote my shares for me?

A:	Only if you provide your bank, broker or other nominee with instructions on how to vote your shares. Therefore, you should instruct your bank, broker or other nominee to vote your shares, by following the directions your bank, broker or other nominee provides. If you do not instruct your bank, broker or other nominee, your bank, broker or other nominee will generally not have the discretion to vote your shares.

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of Alkermes common stock that you owned as of the close of business on the Alkermes record date. As of the close of business on the Alkermes record date, an aggregate of shares of Alkermes common stock were outstanding and will be entitled to vote at the special meeting.

Q:	What constitutes a quorum?

A:	A quorum of the special meeting of the Alkermes shareholders consists of the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders of Alkermes are entitled to vote on a particular matter on the record date. In addition to shares present in person and voting at the special meeting, Alkermes intends to count the following shares as present at the special meeting for the purpose of determining a quorum:

• shares of common stock present in person at the special meeting but not voting or abstaining on any matter;

• shares of common stock represented by a proxy on which the shareholder has not directed a vote or abstained on any matter; and

• shares of common stock represented by proxies that are voted on any issue other than a procedural motion.

Q:	Should I send in my stock certificates now?

A:	No. Alkermes shareholders should keep their existing stock certificates at this time. After the proposed business combination is completed, you will receive written instructions for exchanging your Alkermes stock certificates for New Alkermes ordinary shares.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, including the Annexes and the documents incorporated by reference, please fill out and sign the proxy card, and then mail your completed and signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares of Alkermes common stock may be voted at the special meeting, or you may follow the instructions on the proxy card and vote your shares of Alkermes common stock by telephone or over the Internet. Your proxy card or your telephone or Internet directions will instruct the persons identified as your proxy to vote your shares at the Alkermes special meeting as directed by you.

If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” each of the proposals.

If you hold your shares of Alkermes common stock through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them on how to vote your shares of Alkermes common stock. If you do not instruct your bank, broker or other nominee how to vote your shares of Alkermes common stock, your bank, broker or other nominee will generally not vote your Alkermes shares, such failure to vote being referred to as a “broker non-vote,” which will have no effect on the proposal to adopt the merger agreement.

Q:	May I change my vote after I have mailed my signed proxy card or voted by telephone or over the Internet?

A:	Yes, you may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of four ways:

• timely deliver a valid later-dated proxy by mail;

• before the meeting, provide written notice that you have revoked your proxy to Alkermes’ secretary, at the following address:

Alkermes, Inc. 852 Winter Street Waltham, MA 02451;1420 Attention: Kathryn L. Biberstein, Corporate Secretary

• submit revised voting instructions by telephone or over the Internet by following the instructions set forth on the proxy card; or

• attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the meeting to change your vote.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow directions received from your bank, broker or other nominee to change your vote or revoke your proxy.

Q:	Who can help answer my questions?

A:	If you have any questions about the proposed transactions, need assistance in voting your shares, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 Banks and Brokers call collect: (212) 929-5500 All others call toll free: (800) 322-2885 Email: proxy@mackenziepartners.com	Alkermes Investor Relations (781) 609-6378

Q:	Where can I find more information about Alkermes and EDT?

A:	You can find more information about Alkermes and EDT from various sources described under “Where You Can Find More Information.”

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SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference, to fully understand the proposed transactions and the voting procedures for the special meeting of the Alkermes shareholders. See also the section entitled “Where You Can Find More Information” beginning on page 174 of this proxy statement/prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below.

The Companies (Page 70)

Antler Science Two Limited
Treasury Building Lower Grand Canal Street
Dublin 2, Ireland
+353-1-709-4000

New Alkermes is a private limited company incorporated in Ireland (registered number 498284), formed on May 4, 2011, solely for the purpose of effecting the business combination. To date, New Alkermes has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed transactions.

On or prior to the completion of the business combination, Antler Science Two Limited will be re-registered as a public limited company and renamed “Alkermes plc.” Following the reorganization and immediately prior to the closing, New Alkermes will be an indirect wholly-owned subsidiary of Elan. Immediately following the merger, the former shareholders of Alkermes will own approximately 75% of New Alkermes with the remaining approximately 25% of New Alkermes owned by the Elan Shareholder, subject to the terms of the shareholder’s agreement.

At and as of the effective time of the merger, which is referred to in this proxy statement/prospectus as the effective time, it is expected that New Alkermes will be a publicly traded company listed on NASDAQ under the ticker symbol “ALKS.”

Alkermes, Inc.
852 Winter Street
Waltham, Massachusetts 02451
(781) 609-6000

Alkermes is a Pennsylvania corporation which was formed on July 13, 1987 and which is currently listed on NASDAQ under the ticker symbol “ALKS.” A fully-integrated biotechnology company, Alkermes is committed to developing innovative medicines to improve patients’ lives. Alkermes developed, manufactures and commercializes Vivitrol® for alcohol and opioid dependence and manufactures Risperdal® Consta® for schizophrenia and bipolar I disorder. Alkermes’ pipeline includes extended-release injectable and oral products for the treatment of prevalent, chronic diseases, such as central nervous system disorders, addiction and diabetes. Headquartered in Waltham, Massachusetts, Alkermes has a research facility in Massachusetts and a commercial manufacturing facility in Ohio. Alkermes leverages its formulation expertise and proprietary product platforms to develop, both with partners and on its own, innovative and competitively advantaged medications that can enhance patient outcomes in major therapeutic areas.

Elan Corp plc
Treasury Building Lower Grand Canal Street
Dublin 2, Ireland
+353-1-709-4000

Elan is an Irish public limited company (registered number 30356) which was incorporated in December 1969 and became a public limited company in January 1984. Elan is currently listed on the Irish Stock

Exchange and the New York Stock Exchange under the ticker symbol “ELN”. Elan is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegenerative and autoimmune diseases, and in realizing the potential of its scientific discoveries and drug delivery technologies to benefit patients and shareholders. As of December 31, 2010, Elan employed over 1,200 people and its principal R&D and manufacturing facilities are located in Ireland and the United States. Elan has two business units: BioNeurology, focused primarily on neurodegenerative diseases, and EDT, a leading drug delivery business. The EDT unit is the subject of the business combination.

EDT
Monksland, Athlone
County Westmeath, Ireland
+353-90 6495000

EDT develops and manufactures innovative pharmaceutical products that deliver clinical benefits to patients using EDT’s experience and proprietary drug technologies in collaboration with pharmaceutical companies worldwide. Since the inception of its business in Ireland in 1969, EDT has focused on developing and applying technologies to unsolved drug formulation challenges. EDT’s two principal drug technology platforms are the oral controlled release platform, which is referred to in this proxy statement/prospectus as OCR, and the bioavailability enhancement platform, which includes EDT’s NanoCrystal® technology. EDT’s portfolio includes products marketed by EDT partners and products in clinical development.

Antler Acquisition Corp.
800 Gateway Boulevard
South San Francisco, CA 94080
(650) 877-0900

Merger Sub is a Pennsylvania corporation that was formed on April 29, 2011 for the purpose of effecting the merger. Following completion of the reorganization, Merger Sub will be an indirect wholly-owned subsidiary of New Alkermes. In the merger, Merger Sub will be merged with and into Alkermes, with Alkermes surviving as an indirect wholly-owned subsidiary of New Alkermes.

The Business Combination (Page 34)

In contemplation of the merger agreement, Alkermes and Elan agreed to create New Alkermes, a newly formed private limited company incorporated in Ireland, for the purpose of combining EDT with Alkermes. To facilitate the business combination, EDT will be carved-out of Elan and reorganized under New Alkermes.

Following the reorganization, Merger Sub, which will be an indirect wholly-owned subsidiary of New Alkermes, will merge with and into Alkermes, with Alkermes as the surviving corporation and a wholly-owned indirect subsidiary of New Alkermes. Immediately prior to the effective time, the Elan Shareholder, will hold all of the 31,900,000 ordinary shares of New Alkermes (all of New Alkermes issued share capital at that time). At the effective time, (i) each share of Alkermes common stock then issued and outstanding and all associated rights will be canceled and automatically converted into and become the right to receive one ordinary share of New Alkermes; (ii) all currently issued and outstanding options to purchase Alkermes common stock granted under any stock option plan will be converted into options to purchase on substantially the same terms and conditions the same number of New Alkermes ordinary shares at the same exercise price; and (iii) all currently issued and outstanding awards of Alkermes common stock will be converted into awards of the same number on substantially the same terms and conditions of New Alkermes ordinary shares. As a result, upon consummation of the merger and the issuance of the New Alkermes ordinary shares in exchange for the canceled shares of Alkermes common stock, the former shareholders of Alkermes will own approximately 75% of New Alkermes, with the remaining approximately 25% of New Alkermes owned by Elan, subject to the terms of the shareholder’s agreement.

Alkermes will, subject to certain conditions, transfer all of its rights with respect to the intellectual property and related contractual rights related specifically to Bydureon (exenatide extended-release for injectable suspension) to an Irish subsidiary of New Alkermes in exchange for $202.1 million in the form of an interest-bearing note.

As an additional payment for the contribution of EDT, Alkermes will pay Elan $500 million in cash, subject to certain net cash and working capital adjustments, up to $450 million of which will be financed through bank debt and the remainder of which will come from Alkermes’ cash reserves. Alkermes has obtained a commitment, subject to customary conditions, from Morgan Stanley Senior Funding, Inc., which is referred to in this proxy statement/prospectus as MSSF; HSBC Securities (USA) Inc., which is referred to in this proxy statement/prospectus as HSBC Securities, and HSBC Bank USA, N.A., which is referred to in this proxy statement/prospectus as HSBC Bank, and together with HSBC Securities, as HSBC; to provide $450 million in term loan financing as described under the caption “Financing Relating to the Business Combination” beginning on page 53 of this proxy statement/prospectus.

It is expected that the New Alkermes ordinary shares will be registered with the Securities and Exchange Commission, which is referred to in this proxy statement/prospectus as the SEC, and listed on NASDAQ. At or prior to the completion of the business combination, New Alkermes will be re-registered in Ireland as a public limited company and renamed Alkermes plc.

The merger will be completed only after the satisfaction or waiver of the conditions to the completion of the merger discussed below.

The merger agreement is attached as Annex A to this proxy statement/prospectus. Alkermes encourages you to read carefully the merger agreement in its entirety, as it is the legal document that governs the business combination.

Structure of the Transaction (Page 34)

Upon completion of the business combination, Alkermes and EDT will be combined under New Alkermes. The effect of the proposed transactions is illustrated below.

Current Structure

Structure Following the Reorganization

The Merger

Structure After the Business Combination

Post-Merger Management (Page 128)

The merger agreement provides that, upon completion of the business combination, New Alkermes will initially have a board of directors composed of eight members, all of whom are currently directors of Alkermes. Elan will have the right, under the shareholder’s agreement to be entered into upon the completion of the merger, for so long as Elan directly or indirectly owns at least 10% of the New Alkermes ordinary shares, to designate one additional member of the board of directors of New Alkermes. Upon completion of the business combination, the executive officers of Alkermes will become executive officers of New Alkermes and continue to manage the operations of the combined business. In addition, Shane Cooke, currently Executive Vice President of Elan and the head of EDT, will become president of New Alkermes. See, “Executive Officers of New Alkermes” beginning on page 131 of this proxy statement/prospectus, and “Other Related Agreements — Shareholder’s Agreement” beginning on page 91 of this proxy statement/prospectus for further information.

Alkermes’ Reasons for the Merger (Page 42)

In reaching its conclusion to approve the business combination, the Alkermes board of directors reviewed a significant amount of information and considered a number of factors in its deliberations and concluded that the business combination is likely to result in significant strategic and financial benefits to New Alkermes, which would accrue to Alkermes shareholders, as shareholders of New Alkermes, and in particular believes that:

•	combining Alkermes and EDT will create a larger, faster-growing biopharmaceutical company that is immediately and sustainably profitable on a cash earnings basis with growing revenues in excess of $450 million and growing adjusted earnings before interest, tax, depreciation, amortization, share-based compensation expense and other non-recurring items, which are referred to in this proxy statement/prospectus as adjusted EBITDA margins;

•	New Alkermes will have a diversified portfolio of products including five key products with long patent lives: Ampyra®, Vivitrol, Bydureon, Risperdal Consta and Invega® Sustenna®;

•	New Alkermes will be a leader in the development of medicines for the treatment of central nervous system diseases with an established track record of successful innovation. It will have a powerful combination of commercial stage products and new pipeline candidates developed in collaboration with major pharmaceutical companies and for its own account;

•	New Alkermes will have deep scientific, development and manufacturing capabilities which will provide competitive advantages in the creation of innovative biopharmaceutical products for itself and its partners;

•	New Alkermes will have the scale, diversification and technical and manufacturing capabilities to accelerate the ongoing business transition from a provider of drug delivery technologies and services to a developer of proprietary innovative pharmaceutical products; and

•	New Alkermes will have enhanced financial resources to invest in its proprietary drug candidates, pursue additional growth opportunities and reduce its cost of capital.

See also the factors listed in “The Business Combination — Alkermes’ Reasons for the Business Combination and Recommendation of Alkermes’ Board of Directors,” beginning on page 42 of this proxy statement/prospectus.

Alkermes’ Board Recommendation (Page 42)

The board of directors of Alkermes has determined that the merger agreement and the business combination are fair to, and in the best interests of, Alkermes and its shareholders and has adopted a resolution approving, adopting and declaring advisable the merger agreement and directing that the merger agreement be submitted to a vote of the shareholders of Alkermes. The board of directors of Alkermes recommends that the Alkermes shareholders vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to create distributable reserves of New Alkermes and “FOR” the proposal to adjourn the special meeting if necessary or appropriate, including for the purpose of permitting further solicitation of proxies.

Opinion of Alkermes’ Financial Adviser (Page 45)

At the meeting of Alkermes’ board of directors on May 8, 2011, Morgan Stanley, & Co. LLC, which was formerly known as Morgan Stanley & Co. Incorporated and which is referred to in this proxy statement/prospectus as Morgan Stanley, rendered its oral opinion, subsequently confirmed in writing, that as of May 8, 2011 and based on and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be paid by Alkermes pursuant to the merger agreement is fair from a financial point of view to Alkermes.

The full text of the written opinion of Morgan Stanley, dated as of May 8, 2011, is attached to this proxy statement/prospectus as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Alkermes encourages you to read the entire opinion carefully and in its entirety.

Morgan Stanley’s opinion is directed to Alkermes’ board of directors and addresses only the fairness from a financial point of view to Alkermes of the consideration to be paid by Alkermes pursuant to the merger agreement, as of the date of the opinion. It does not address any other aspects of the transactions, or in any manner address the prices at which the New Alkermes ordinary shares will trade at any time, including following consummation of the transactions, and does not constitute a recommendation to any holder of Alkermes common stock as to how to vote at any shareholder’s meeting held in connection with the transactions or whether to take any other action with respect to the transactions. For a more complete description of Morgan Stanley’s opinion, see “The Business Combination — Opinion of Alkermes’ Financial Adviser” beginning on page 45 of this proxy statement/prospectus. See also Annex B to this proxy statement/prospectus.

The Special Meeting of Alkermes Shareholders (Page 30)

Date, Time, & Place

Alkermes will hold a special meeting of shareholders on          , 2011 at 10 a.m. Eastern Daylight Time, at its principal executive offices located at 852 Winter Street, Waltham, Massachusetts.

Proposals

At the special meeting, Alkermes shareholders will vote upon proposals to:

•	adopt the merger agreement;

•	create distributable reserves of New Alkermes; and

•	adjourn the special meeting to a later date or dates if necessary or appropriate, including for the purpose of permitting the further solicitation of proxies.

Record Date for the Alkermes Special Meeting; Outstanding Shares; Shares Entitled to Vote

Only holders of Alkermes common stock at the close of business on      2011, the record date for the Alkermes special meeting, will be entitled to notice of, and to vote at, the Alkermes special meeting or any adjournments or postponements thereof. On the record date, there were      shares of Alkermes common stock outstanding. Each outstanding Alkermes share of common stock is entitled to one vote on each proposal and any other matter properly coming before the Alkermes special meeting.

Stock Ownership and Voting by Alkermes’ Directors and Officers

As of the record date, the Alkermes directors and executive officers had the right to vote approximately      shares of the then-outstanding Alkermes voting stock at the special meeting, representing approximately      % of the Alkermes common stock then outstanding and entitled to vote at the meeting. It is expected that the Alkermes directors and executive officers will vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to create distributable reserves of New Alkermes and “FOR” the proposal to adjourn the special meeting if necessary or appropriate, including for the purpose of permitting further solicitation of proxies, although none of them has entered into any agreement requiring them to do so.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote is required for the adoption of the merger agreement, assuming a quorum is present. Approval of the separate proposal to create distributable reserves also requires the affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote, assuming a quorum is present; however, the distributable reserves proposal is not a condition to the completion of the business combination and whether or not this proposal is approved will have no impact on the completion of the business combination. Abstentions, failures to vote and broker non-votes will have no effect on the merger agreement proposal or the separate distributable reserves proposal.

The board of directors of Alkermes recommends that you vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to create distributable reserves of New Alkermes.

The adoption of the proposal to permit the proxies to adjourn the special meeting to a later date or dates if necessary or appropriate, including for the purpose of permitting further solicitation of additional proxies, requires the affirmative vote of a majority of the votes cast by the holders of Alkermes common stock outstanding and entitled to vote on the proposals, regardless of whether a quorum is present. As a result, abstentions, failures to vote and broker non-votes will have no effect on this proposal.

The board of directors of Alkermes recommends that you vote “FOR” the proposal to adjourn the special meeting to a later date or dates if necessary or appropriate, including to permit further solicitation of proxies.

Interests of Certain Persons in the Transactions (Page 53)

In considering the recommendation of the board of directors of Alkermes, you should be aware that certain directors and officers of Alkermes may have interests in the proposed transactions that are different from, or in addition to, your interests as a shareholder of Alkermes generally and which may create potential conflicts of interest. The board of directors of Alkermes was aware of these interests and considered them when they adopted the merger agreement and approved the business combination.

Management

No member of Alkermes’ management will receive additional compensation or acceleration or payment of existing compensation on the basis of the proposed transactions. Immediately prior to the effective time, certain current Alkermes senior executive officers are expected to be appointed senior executive officers of New Alkermes. Other current Alkermes officers may be employed by New Alkermes. Their positions at New Alkermes will entitle these individuals to compensation and equity awards from New Alkermes. Following the completion of the business combination, options to purchase Alkermes common stock currently owned by Alkermes’ executive officers will be assumed by New Alkermes and converted into options to purchase ordinary shares of New Alkermes. Stock awards in the form of Alkermes common stock currently owned by Alkermes’ executive officers will be assumed by New Alkermes and converted into a right to receive New Alkermes ordinary shares.

Directors

The following eight current directors of Alkermes are expected to become directors of New Alkermes in connection with the business combination if the proposed transactions are consummated: David W. Anstice, Floyd E. Bloom, Robert A. Breyer, Wendy L. Dixon, Geraldine A. Henwood, Paul J. Mitchell, Richard F. Pops and Mark B. Skaletsky. As directors of New Alkermes, these individuals will be entitled to compensation and equity awards from New Alkermes.

Indemnification

Alkermes has entered into indemnification agreements with its directors and executive officers. Under the terms of the indemnification agreement, Alkermes will indemnify each director or executive officer to the fullest extent permitted by law for expenses actually and reasonably incurred by the director or executive officer in relation to claims, brought against such director or executive officer, that arise from actions taken while acting as a director or executive officer of Alkermes, except to the extent that such indemnification is prohibited by applicable law or would be duplicative of amounts otherwise actually provided to such director or executive officer in relation to such claims. Alkermes will advance the expenses of such director or executive officer in connection with his or her defense. Each director or executive officer undertakes to the fullest extent required by law to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Alkermes.

Certain Tax Consequences (Page 59)

While not entirely free from doubt, New Alkermes believes that the receipt of the New Alkermes ordinary shares for shares of Alkermes common stock by U.S. holders (as defined below) pursuant to the merger should be a taxable transaction for U.S. federal income tax purposes. In general, under such treatment, a U.S. holder will recognize capital gain or loss equal to the difference between the holder’s adjusted tax basis in the shares of the Alkermes common stock surrendered in the exchange, and the fair market value of the New Alkermes ordinary shares received as consideration in the merger. A U.S. holder’s adjusted basis in the shares of Alkermes common stock generally should equal such holder’s purchase price for such shares of Alkermes common stock, as adjusted to take into account stock dividends, stock splits, or similar transactions. It is possible that the IRS could assert an alternative characterization of the merger that would prevent a U.S. holder from recognizing a taxable loss on the exchange of Alkermes common stock for New Alkermes ordinary shares pursuant to the merger. However, a U.S. holder would be required to recognize any taxable gain on the exchange in all circumstances. Alkermes recommends that U.S. holders consult their own tax advisers as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws. See “Certain Tax Consequences of the Merger,” beginning on page 59 of this proxy statement/prospectus for a more detailed description of the U.S. federal income tax consequences of the merger.

No Dissenters’ Rights (Page 69)

Under the Pennsylvania Business Corporation Law of 1998, which is sometimes referred to in this proxy statement/prospectus as the PBCL, holders of Alkermes common stock do not have appraisal or dissenters’ rights with respect to the merger or the other transactions described in this proxy statement/prospectus.

Regulatory Approvals Required (Page 59)

United States Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is sometimes referred to in this proxy statement/prospectus as the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission, or the FTC, the business combination cannot be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, and specified waiting period requirements have been satisfied. On May 20, 2011, each of Alkermes and EDT filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. The waiting period under the HSR Act expired at 11:59 p.m. Eastern Daylight Time on June 20, 2011. Although the waiting period has expired, at any time before the effective time of the proposed transactions, the FTC, the Antitrust Division or others could take action under the antitrust laws with respect to the proposed transactions, including seeking to enjoin the proposed transactions or to require the divestiture of certain assets of Alkermes or EDT. There can be no assurance that a challenge to the proposed transactions on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Listing of New Alkermes Ordinary Shares (Page 69)

New Alkermes ordinary shares are currently not traded or quoted on a stock exchange or quotation system. New Alkermes expects that, following the business combination, New Alkermes ordinary shares will be listed for trading on NASDAQ under the symbol “ALKS.”

Conditions to the Completion of the Merger (Page 85)

The completion of the merger and the business combination is subject to the satisfaction (or waiver, to the extent permitted) of all of the following conditions on or prior to the closing date of the merger:

•	the adoption of the merger agreement by Alkermes shareholders;

•	the absence of any law, order or injunction enacted, issued or promulgated by any court or governmental authority that is in effect and has the effect of making the merger illegal or otherwise prohibits consummation of the merger or the business combination;

•	the expiration or termination of the waiting period applicable to the merger under the HSR Act and the filing or receipt of all other governmental authorizations required to be made or obtained by Alkermes, Elan or any of their subsidiaries to consummate the business combination, other than those the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Business Material Adverse Effect (as defined in the merger agreement);

•	the authorization for listing on NASDAQ of the New Alkermes ordinary shares to be issued in the merger, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, the absence of a stop order issued by the SEC, suspending the effectiveness of that registration statement and the absence of any proceedings initiated for that purpose by the SEC;

•	the validation and filing with the Irish Companies Registration Office of all Irish financial assistance issues arising in respect of the reorganization as contemplated by the merger agreement in accordance with Section 60 of the Irish Companies Act 1963;

•	the re-registration of New Alkermes as a public limited company in accordance with the provisions of the Irish Companies (Amendment) Act 1983 and the delivery of a certificate of incorporation on re-registration from the Irish Companies Registration Office;

•	the material accuracy of the representations and warranties made by Alkermes and Elan and material compliance by Alkermes and Elan with their respective obligations under the merger agreement;

•	the completion of the reorganization;

•	material compliance by Elan and certain of its subsidiaries with their respective obligations under the merger agreement;

•	material compliance by Alkermes with its obligations under the merger agreement;

•	the absence of indebtedness of New Alkermes and the New Alkermes Group Entities (as defined in the merger agreement) as of the closing date of the business combination (other than Elan reorganization indebtedness and indebtedness in respect of the transfer by Alkermes of certain intellectual property as described in this proxy statement/prospectus);

•	the absence of any material difference between the audited financial statements delivered by Elan to Alkermes under the merger agreement from the historical financial statements of EDT specified in the merger agreement, other than in respect of the different accounting standards under which they were prepared and any applicable agreed adjustments;

•	the delivery of all the certificates, instruments, agreements and other documents as specified in the merger agreement; and

•	the absence of any change in law with respect to Section 7874 of Internal Revenue Code of 1986, as amended, which is referred to in this proxy statement/prospectus as the Code, or official interpretation thereof, that, in the opinion of Cleary Gottlieb Steen & Hamilton LLP, which is referred to in this proxy statement/prospectus as Cleary Gottlieb, (or other nationally recognized tax counsel), would materially increase the risk that New Alkermes would be treated as a United States domestic corporation for United States federal tax purposes.

Termination of the Merger Agreement (Page 89)

The merger agreement may be terminated at any time prior to the completion of the proposed transactions in any of the following ways:

•	by mutual written consent of Alkermes and Elan;

•	by either Alkermes or Elan if: the business combination has not been consummated by November 5, 2011; provided, that this right to terminate the merger agreement is not available to any party that has breached its obligations under the merger agreement in a manner that has caused or resulted in the failure of the business combination to have been consummated by such date;

•	any law, order or injunction that permanently restrains, enjoins or otherwise prohibits the merger or the other transactions contemplated by the merger agreement shall have become final and nonappealable; or

•	the vote of the Alkermes shareholders on the adoption of the merger agreement has been held but the required vote was not obtained;

•	by Alkermes if:

•	Elan breaches its representations and warranties, covenants or other agreements contained in the merger agreement such that the relevant closing condition is not satisfied and the breach cannot be cured or, if curable, is not cured within 20 calendar days after Alkermes gives written notice to Elan of the breach or failure to perform;

•	by Elan if:

•	prior to the Alkermes shareholders meeting, the Alkermes board of directors withdraws or modifies in any manner adverse to Elan its recommendation that the shareholders of Alkermes approve the merger or has resolved to take any such action; or

•	Alkermes breaches its representations and warranties, covenants or other agreements contained in the merger agreement such that the relevant closing condition is not satisfied and the breach cannot be cured or, if curable, is not cured within 20 calendar days after Elan gives written notice to Alkermes of the breach or failure to perform.

Pursuant to the merger agreement, each of Alkermes and Elan has agreed to pay the other party a termination fee of $25 million under certain specified circumstances. See “The Business Combination Agreement and Plan of Merger — Termination Fee” beginning on page 90 of this proxy statement/prospectus.

Shareholder’s Agreement (Page 91)

At the closing of the business combination, Elan, the Elan Shareholder and New Alkermes will enter into the shareholder’s agreement, which will provide certain terms and conditions concerning the New Alkermes ordinary shares to be owned by the Elan Shareholder as and from the closing of the business combination, which is referred to in this proxy statement/prospectus as the closing.

Under the terms of the shareholder’s agreement, the Elan Shareholder may designate one person for election to the New Alkermes board until Elan beneficially owns ordinary shares representing less than 10% of the outstanding voting securities of New Alkermes. Any person the Elan Shareholder designates for election to the New Alkermes board must satisfy certain requirements, including, among other things, that he or she be a resident of Ireland for so long as such shareholder designee serves as a director and qualifies as an “independent director” under applicable provisions of the Securities Exchange Act of 1934, which is referred to in this proxy statement/prospectus as the Exchange Act, and under applicable NASDAQ rules and regulations.

For at least one year following the closing, the Elan Shareholder will be obligated to vote on all matters in accordance with the recommendation of the New Alkermes board of directors. Thereafter, the Elan Shareholder will remain obligated to vote in accordance with the board’s recommendation for so long as Elan beneficially owns more than 15% of the outstanding voting securities of New Alkermes or the 30-day weighted average trading price of New Alkermes ordinary shares is at least $7.595.

Under the terms of the shareholder’s agreement, Elan will be subject to a standstill provision for the longer of 10 years from consummation of the merger and three years from the time the Elan Shareholder ceases to hold more than 10% of the outstanding voting securities of New Alkermes. The standstill restrictions will generally prevent Elan from acquiring any additional New Alkermes voting securities and from taking a number of actions that might result in Elan exerting influence or control over New Alkermes. The standstill restrictions will terminate early on certain events, including a decision by New Alkermes to recommend or engage in a transaction that would result in a change of control of New Alkermes.

Elan and the Elan Shareholder will be subject to certain restrictions on their ability to transfer New Alkermes ordinary shares without New Alkermes’ consent. For six months following the closing, Elan and the Elan Shareholder will be subject to a lock-up and following that lock-up may make an initial transfer of up to 40.75% (approximately 13 million ordinary shares) of their total stake in New Alkermes in a marketed registered underwritten offering. After this initial offering, Elan and the Elan Shareholder may only transfer a further 31.5% (approximately 10 million ordinary shares) of their initial total stake in New Alkermes in another marketed registered underwritten offering. Thereafter, Elan will be subject to certain limitations as to the size of any transfer and the nature of the transferee in connection with directly negotiated transfers.

Under the shareholder’s agreement, New Alkermes will grant Elan certain customary registration rights, including demand (including shelf) and piggyback registration rights with respect to transfers of ordinary shares. The registration rights will terminate four months after Elan’s ownership of New Alkermes voting securities falls below 10% of the outstanding New Alkermes voting securities or sooner in certain circumstances.

The form of the shareholder’s agreement to be entered into at the effective time is attached as Annex C to this proxy statement/prospectus. For further information on the terms of the shareholder’s agreement, see “Other Related Agreements — Shareholder’s Agreement” beginning on page 91 of this proxy statement/prospectus.

Financing Relating to the Business Combination (Page 53)

Alkermes has received a financing commitment from MSSF and HSBC, subject to customary conditions, for a proposed $310 million senior secured first-lien term loan facility, which is referred to in this proxy statement/prospectus as the First-Lien Term Loan Facility, and a $140 million senior secured second-lien term loan facility, which is referred to in this proxy statement/prospectus as the Second-Lien Term Loan facility, and together with the First-Lien Term Loan Facility, as the Term Loan Facilities. The committed financing, in addition to existing cash balances, will be used to fund the cash portion of the payment made in connection with the business combination and to pay transaction fees and expenses.

For a full description of the financing relating to the business combination, see “The Business Combination — Financing Relating to the Business Combination” beginning on page 53 of this proxy statement/prospectus.

Accounting Treatment of the Proposed Transactions (Page 59)

The business combination of EDT with Alkermes will be accounted for using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States, which are referred to as U.S. GAAP, with Alkermes treated as the accounting acquirer, which means that the assets and liabilities of EDT, will be recorded, as of the completion of the merger, at their fair values and added to those of Alkermes. See “Risk Factors” beginning on page 14 of this proxy statement/prospectus.

In deciding how to vote your Alkermes shares, you should read carefully this entire proxy statement/prospectus, including the documents incorporated by reference herein and the Annexes hereto, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 14 of this proxy statement/prospectus.

Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares (Page 146)

As a result of the merger, the holders of Alkermes common stock will become holders of New Alkermes ordinary shares and their rights will be governed by Irish law and the memorandum and articles of association of New Alkermes instead of the PBCL and Alkermes’ articles of incorporation and bylaws. The current memorandum and articles of association of New Alkermes will be amended and restated as of the completion of the merger in substantially the form as set forth in Annex E to this proxy statement/prospectus. Following the merger, former Alkermes shareholders may have different rights as New Alkermes shareholders than they had as Alkermes shareholders. For a summary of the material differences between the rights of Alkermes shareholders and New Alkermes shareholders, see “Description of New Alkermes Ordinary Shares” beginning on page 133 of this proxy statement/prospectus and “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares” beginning on page 146 of this proxy statement/prospectus.

RISK FACTORS

In deciding whether to vote for the adoption of the merger agreement, you should consider carefully the following risk factors in addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements.” You should also read and consider the risks associated with the business of Alkermes and the risks associated with the business of EDT because these risks will also affect New Alkermes. The risks associated with the business of Alkermes can be found in the Alkermes Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.” The risks associated with the business of EDT are described under the caption “Risk Factors — Risks Related to EDT.”

Risks Related to New Alkermes

The combination of the businesses currently conducted by Alkermes and EDT will create numerous risks and uncertainties which could adversely affect New Alkermes’ operating results.

Strategic transactions like the business combination of EDT with Alkermes create numerous uncertainties and risks. EDT will transition from being a part of Elan to being a part of New Alkermes, and Alkermes will migrate from being a standalone Pennsylvania company to being part of a combined company organized in Ireland. This combination will entail many changes, including the integration of EDT and its personnel with those of Alkermes and changes in systems and employee benefit plans. These transition activities are complex, and New Alkermes may encounter unexpected difficulties or incur unexpected costs, including:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the business of EDT with that of Alkermes;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	difficulties in replacing the support functions currently provided by Elan to EDT;

•	challenges in keeping existing customers and obtaining new customers;

•	challenges in attracting and retaining key personnel; and

•	deterioration of general industry and business conditions.

If any of these factors limits New Alkermes’ ability to integrate the operations of Alkermes with those of EDT successfully or on a timely basis, the expectations of future results of operations, including certain cost savings and synergies expected to result from the business combination, might not be met. As a result, New Alkermes may not be able to realize the expected benefits that it seeks to achieve from the business combination. In addition, New Alkermes may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of its business.

In addition, the market price of New Alkermes ordinary shares may decline following the business combination if the integration of Alkermes and EDT is unsuccessful, takes longer than expected or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, or the effect of the business combination on the financial results of the combined company is otherwise not consistent with the expectations of financial analysts or investors.

The price of New Alkermes ordinary shares is expected to be highly volatile, and the market price of the ordinary shares may drop following the closing.

The realization of any of the risks described in these risk factors or other unforeseen risks could have a dramatic and adverse effect on the market price of New Alkermes ordinary shares following the closing. Additionally, market prices for securities of biotechnology and pharmaceutical companies, including Alkermes, have historically been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that were unrelated to the operating performance of any one company. In particular, and in addition to circumstances described elsewhere under these risk factors, the following risk factors may adversely affect the market price of New Alkermes ordinary shares:

•	non-approval, set-backs or delays in the development or manufacture of New Alkermes’ product candidates and success of New Alkermes’ research and development programs;

•	public concern as to the safety of drugs developed by New Alkermes or others;

•	announcements of issuances of ordinary shares or acquisitions by New Alkermes;

•	uncertainties relating to possible sales of ordinary shares held by the Elan Shareholder;

•	failure, limitation or delay in the commercialization of products by New Alkermes or its corporate collaborators;

•	the announcement and timing of new product introductions by New Alkermes or others;

•	material public announcements;

•	events related to New Alkermes’ products or those of its competitors, including the withdrawal or suspension of products from the market;

•	availability and level of third party reimbursement;

•	political developments or proposed legislation in the pharmaceutical or healthcare industry;

•	economic or other external factors, disaster or crisis;

•	currency exchange controls or fluctuations in the relative values of currencies;

•	termination or delay of development program(s) by New Alkermes’ corporate partners;

•	announcements and timing of technological innovations or new therapeutic products or methods by New Alkermes or others;

•	changes in patent legislation or adverse changes to patent law;

•	changes in or loss of any key members of management;

•	failure to meet New Alkermes’ financial expectations or changes in opinions of analysts who follow New Alkermes stock; or

•	general market conditions.

New Alkermes’ future results will suffer if it does not effectively manage its expanded operations.

The size of the combined company’s business will be significantly larger than the size of each of Alkermes’ and EDT’s businesses today. New Alkermes’ future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity.

Adverse credit and financial market conditions may exacerbate certain risks affecting New Alkermes’ business.

The successful commercialization of New Alkermes’ products will be dependent, in large part, on reimbursement from government health administration authorities and private health insurers. As a result of adverse credit and financial market conditions, these organizations may be unable to satisfy their reimbursement obligations or may delay payment. In addition, federal, state and foreign health authorities may reduce reimbursements (including Medicare and Medicaid in the United States) or payments, and private insurers may increase their scrutiny of claims. A reduction in the availability or extent of reimbursement could negatively affect New Alkermes’ product sales and revenue. Customers may also reduce spending during times of economic uncertainty.

In addition, New Alkermes will rely on third parties for several important aspects of its business. New Alkermes will depend upon collaborators for both manufacturing and royalty revenues and the clinical development of collaboration products. It may use third party contract research organizations for many of its clinical trials and it will rely upon several single source providers of raw materials and contract manufacturers for the manufacture of its products and product candidates. Due to the recent tightening of global credit and the volatility in the financial markets, there may be a disruption or delay in the performance of New Alkermes’ third party contractors, suppliers or collaborators. If such third parties are unable to satisfy their commitments to New Alkermes, its business will be adversely affected.

If goodwill or other intangible assets that New Alkermes records in connection with the merger become impaired, the combined company could have to take significant charges against earnings.

In connection with the accounting for the merger, New Alkermes expects to record a significant amount of goodwill and other intangible assets. Under U.S. GAAP, the combined company must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect the combined company’s results of operations and shareholders’ equity in future periods.

New Alkermes’ actual financial position and results of operations may differ materially from the unaudited pro forma financial data included in this document.

The pro forma financial data contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of what New Alkermes’ financial condition or results of operations would have been had the business combination been completed on the dates indicated. The pro forma financial data have been derived from the audited historical financial statements of Alkermes and EDT and certain adjustments and assumptions have been made regarding the combined company after giving effect to the business combination. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. For example, the pro forma financial data do not reflect all costs that are expected to be incurred by New Alkermes in connection with the business combination. In addition, the pro forma financial data are based on a preliminary purchase price allocation, and the actual allocation of the purchase price will be performed only after the completion of the business combination. Accordingly, the actual financial condition and results of operations of the combined company following the business combination may not be consistent with, or evident from, this pro forma financial data.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect New Alkermes’ financial condition or results of operations following the closing. Any potential decline in New Alkermes’ financial condition or results of operations may cause significant variations in the share price of New Alkermes. See “Unaudited Pro Forma Financial Data.”

Following the merger, New Alkermes will have significantly less cash on hand than Alkermes currently has.

In connection with the business combination, Alkermes will pay at least $50 million out of its existing cash to Elan as part of the cash payment for the contribution of EDT to New Alkermes. In addition, Alkermes will pay substantial costs and expenses associated with the transactions. As a result, New Alkermes will, following the merger, have significantly less cash on hand than Alkermes currently has, which could adversely affect New Alkermes’ ability to grow and perform.

New Alkermes’ level of indebtedness following consummation of the business combination could adversely affect its business and limit its ability to plan for or respond to changes in its business.

Pursuant to the merger agreement, Alkermes will pay Elan $500 million in cash, subject to certain net cash and working capital adjustments, as partial payment for the contribution of the EDT business. Alkermes has obtained a commitment, subject to customary conditions, from MSSF and HSBC to provide up to $450 million in term loan financing. New Alkermes’ level of indebtedness following consummation of the business combination could adversely affect its business by, among other things:

•	requiring New Alkermes to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow for other purposes, including business development efforts and research and development;

•	limiting New Alkermes’ flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, thereby placing it at a competitive disadvantage compared to its competitors that may have less debt;

•	limiting New Alkermes’ ability to take advantage of significant business opportunities, such as acquisition opportunities; and

•	increasing New Alkermes’ vulnerability to adverse economic and industry conditions.

In the event the financing contemplated by the commitment letter is not available, other financing may be available only on less favorable terms or may not be available on acceptable terms, in a timely manner or at all.

If New Alkermes is unable to comply with restrictions in the proposed financing package, the indebtedness thereunder could be accelerated.

The credit facilities and loan agreement contemplated by the commitment letter received by Alkermes for the financing in connection with the business combination will impose restrictive covenants on New Alkermes and require certain payments of principal and interest over time. A failure to comply with these restrictions or to make these payments could lead to an event of default that could result in an acceleration of the indebtedness. New Alkermes cannot make any assurances that its future operating results will be sufficient to ensure compliance with the covenants in its agreements or to remedy any such default. In the event of an acceleration of this indebtedness, New Alkermes may not have or be able to obtain sufficient funds to make any accelerated payments. Please see the section of this proxy statement/prospectus entitled “The Business Combination — Financing Relating to the Business Combination” for more information about the financing package envisaged by the commitment letter and the restrictions contained therein and the payments required thereby.

New Alkermes’ effective tax rate may increase following the closing.

While the blended effective tax rate on any net income earned by New Alkermes that cannot be offset by its tax attributes, if any, is expected to be lower than the effective tax rate currently applicable to any net income earned by Alkermes that cannot be offset by its tax attributes, if any, there is uncertainty regarding the tax policies of the jurisdictions where New Alkermes will operate, and New Alkermes’ effective tax rate may increase and any such increase may be material. Additionally, the tax laws of any jurisdiction in which New Alkermes will operate could change in the future, and such changes could cause a material change in New Alkermes’ effective tax rate.

The merger may limit New Alkermes’ ability to use its tax attributes to offset taxable income, if any, generated from the merger and ancillary transactions.

For U.S. federal income tax purposes, a corporation is generally considered tax resident in the place of its incorporation. Because New Alkermes is incorporated in Ireland, it should be deemed an Irish corporation under these general rules. However, Section 7874 of the Code generally provides that a corporation organized outside the United States which acquires substantially all of the assets of a corporation organized in the United States will be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes if shareholders of the acquired U.S. corporation own at least 80 percent (of either the voting power or the value) of the stock of the acquiring foreign corporation after the acquisition by reason of holding stock in the domestic corporation, and the “expanded affiliated group” (as defined in Section 7874) that includes the acquiring corporation does not have substantial business activities in the country in which it is organized.

In addition, Section 7874 provides that if a corporation organized outside the United States acquires substantially all of the assets of a corporation organized in the United States, the taxable income of the U.S. corporation during the period beginning on the date the first assets are acquired as part of the acquisition, through the date which is 10 years after the last date assets are acquired as part of the acquisition, shall be no less than the income or gain recognized by reason of the transfer during such period or by reason of a license of property by the expatriated entity after such acquisition to a foreign affiliate during such period (the “inversion gain”), if shareholders of the acquired U.S. corporation own at least 60 percent (of either the voting power or the value) of the stock of the acquiring foreign corporation after the acquisition by reason of holding stock in the domestic corporation, and the “expanded affiliated group” of the acquiring corporation does not have substantial business activities in the country in which it is organized. Alkermes intends to transfer certain intellectual property to an Irish subsidiary of New Alkermes in the IP Transfer, as discussed in “Questions and Answers About the Proposed Transactions,” and it is expected that Alkermes has sufficient net operating loss carryforwards available to offset any taxable income generated from this IP Transfer. If this rule was to apply to the merger, among other things, Alkermes would not be able to use any of the $280 million of net operating loss carryforwards that it had as of December 31, 2010, to offset any taxable income generated as part of the merger or as a result of the IP Transfer described in detail under “Certain Tax Consequences of the Merger.” Alkermes does not believe that either of these limitations should apply as a result of the merger. However, the IRS could assert a contrary position, in which case, New Alkermes could become involved in tax controversy with the IRS regarding possible additional U.S. tax liability. If New Alkermes is unsuccessful in resolving any such tax controversy in its favor, New Alkermes could be liable for significantly greater U.S. federal income tax than New Alkermes anticipates being liable for through the merger and the reorganization, including as a result of the IP Transfer, which would place further demands on its cash needs. For further information on this matter see “Certain Tax Consequences of the Merger.”

New Alkermes may not have sufficient distributable reserves to pay dividends or repurchase or redeem shares following completion of the proposed transactions even if considered appropriate by the New Alkermes board. New Alkermes can provide no assurance that Irish High Court approval of the creation of distributable reserves will be forthcoming.

If New Alkermes determines to pay dividends in the future, it may be unable to do so under Irish law. Under Irish law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves,” which New Alkermes will not have immediately following the closing. The creation of distributable reserves requires the approval of the Irish High Court. New Alkermes is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, however, the issuance of the required order is a matter for the discretion of the Irish High Court and there is no guarantee that such approval will be forthcoming. Even if the Irish High Court does approve the creation of distributable reserves, it may take substantially longer than the parties anticipate.

New Alkermes does not expect to pay dividends for the foreseeable future, and you must rely on increases in the trading prices of the New Alkermes ordinary shares for returns on your investment.

Alkermes has never paid cash dividends on its common stock. New Alkermes does not expect to pay dividends in the immediate future. New Alkermes anticipates that it will retain all earnings, if any, to support its operations and its proprietary drug development programs. Any future determination as to the payment of dividends will, subject to Irish legal requirements, be at the sole discretion of the New Alkermes board of directors and will depend on New Alkermes’ financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Holders of New Alkermes ordinary shares must rely on increases in the trading price of their shares for returns on their investment in the foreseeable future.

To the extent the board of directors does determine to declare a dividend, dividends paid in respect of New Alkermes ordinary shares will generally not be subject to Irish income tax where the beneficial owner of these dividends is exempt from dividend withholding tax, unless the beneficial owner of the dividend is resident or ordinarily resident in Ireland for Irish tax purposes or the shareholder holds shares in connection with a trade carried on by such shareholder in Ireland through a branch or agency.

As a result of different shareholder voting requirements in Ireland relative to Pennsylvania, New Alkermes will have less flexibility with respect to certain aspects of capital management than Alkermes currently has.

Under Pennsylvania law, Alkermes’ directors may issue, without shareholder approval, any common shares authorized by its articles of incorporation that are not already issued. In addition, under NASDAQ Rule 5635, a company listed on NASDAQ is required to obtain shareholder approval prior to the issuance of common stock, among other things, (a) in connection with the acquisition of the stock or assets of another company if 20% of more of the common stock of the issuer outstanding before such issuance would be issued in connection with such acquisition transaction; and (b) in connection with a transaction other than a public offering involving the sale or issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Under Irish law, the authorized share capital of New Alkermes can be increased by an ordinary resolution of its shareholders and the directors may issue new ordinary or preferred shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by the articles of association of New Alkermes or by an ordinary resolution of the New Alkermes shareholders. Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders to subscribe for new issuances of shares for cash, but allows shareholders to authorize the waiver of the statutory preemption rights by way of special resolution with respect to any particular allotment of shares. Accordingly, New Alkermes’ memorandum and articles of association contain, as permitted by Irish company law, a provision authorizing the board to issue new shares for cash without offering preemption rights. The authorization of the directors to issue shares and the authorization of the waiver of the statutory preemption rights must both be renewed by the shareholders at least every five years, and Alkermes cannot provide any assurance that these authorizations will always be approved, which could limit New Alkermes’ ability to issue equity and thereby adversely affect the holders of New Alkermes securities. While Alkermes does not believe that the differences between Pennsylvania law and Irish law relating to New Alkermes’ capital management will have an adverse effect on New Alkermes, situations may arise where the flexibility Alkermes now has in Pennsylvania would have been beneficial to New Alkermes and hence, its shareholders would no longer be available. See “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares.”

As a result of different shareholder voting requirements in Ireland relative to Pennsylvania, New Alkermes will have less flexibility with respect to its ability to amend its organizational documents than Alkermes currently has.

Under Pennsylvania law and Alkermes’ current bylaws and articles of incorporation, Alkermes’ bylaws may be altered, amended or repealed and new bylaws may be adopted (i) at any annual, regular or special meeting of the board of directors by a majority vote of all the directors in office, so long as the board action does not limit indemnification rights, increase the liability of directors or change the manner or vote required to make such alteration, or (ii) by a majority of the votes cast at any annual, regular or special meeting of shareholders. Irish law requires a special resolution of 75% of the shareholder votes cast at a general meeting for any amendment to the memorandum and articles of association of New Alkermes. As a result of this Irish law requirement, situations may arise where the flexibility Alkermes now has under Pennsylvania law would have provided benefits to New Alkermes shareholders that will not be available in Ireland. See ‘‘Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares.”

After the completion of the business combination, attempted takeovers of New Alkermes will be subject to the Irish Takeover Rules and subject to review by the Irish Takeover Panel.

Pennsylvania’s anti-takeover statutes and laws regarding directors’ fiduciary duties give the board of directors broad latitude to defend against unwanted takeover proposals. Following the closing, New Alkermes will become subject to the Irish Takeover Rules, under which the board of directors of New Alkermes will not be permitted to take any action which might frustrate an offer for New Alkermes ordinary shares once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent. Further, it could be more difficult for New Alkermes to obtain shareholder approval for a merger or negotiated transaction after the closing of the business combination because the shareholder approval requirements for certain types of transactions differ, and in some cases are greater, under Irish law than under Pennsylvania law.

Following the completion of the business combination, a future transfer of New Alkermes ordinary shares may be subject to Irish stamp duty.

In certain circumstances, the transfer of shares in an Irish incorporated company will be subject to Irish stamp duty which is a legal obligation of the buyer. This duty is currently charged at the rate of 1.0% of the price paid or the market value of the shares acquired, if higher. However, transfers of book-entry interests in a Depositary Trust Company, which is referred to in this proxy statement/prospectus as DTC, representing New Alkermes ordinary shares should not be subject to Irish stamp duty. Accordingly, transfers by shareholders who hold their New Alkermes ordinary shares beneficially through brokers which in turn hold those shares through DTC, should not be subject to Irish stamp duty on transfers to holders who also hold through DTC. This exemption is available because New Alkermes ordinary shares will be traded on a recognized stock exchange in the United States.

In relation to any transfer of New Alkermes ordinary shares that is subject to Irish stamp duty, New Alkermes’ memorandum and articles of association allow New Alkermes, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty payable by a buyer or otherwise require an instrument of transfer to be executed to effect a transfer. In the event of any such payment, New Alkermes is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion), and (iii) claim a first and permanent lien against the New Alkermes ordinary shares on which it has paid stamp duty. New Alkermes’ lien shall extend to all dividends paid on those shares.

Dividends paid by New Alkermes may be subject to Irish dividend withholding tax.

In certain circumstances, as an Irish tax resident company, New Alkermes will be required to deduct Irish dividend withholding tax (currently at the rate of 20%) from dividends paid to its shareholders. Shareholders that are resident in the United States, European Union member states (other than Ireland) or other countries with which Ireland has signed a tax treaty (whether the treaty has been ratified or not) generally should not be subject to Irish withholding tax so long as the shareholder has provided its broker, for onward transmission to New Alkermes’ qualifying intermediary (or other designated agent) (in the case of shares held beneficially), or New Alkermes or its transfer agent (in the case of shares held directly), with all the necessary documentation prior to payment of the dividend. However, some shareholders may be subject to withholding tax, which could adversely affect the price of New Alkermes ordinary shares.

As a result of the business combination, New Alkermes will incur additional direct and indirect costs.

New Alkermes will incur additional costs and expenses in connection with and as a result of the business combination. These costs and expenses include professional fees to comply with Irish corporate and tax laws and financial reporting requirements, costs and expenses incurred in connection with holding a majority of the meetings of the New Alkermes board of directors and certain executive management meetings in Ireland, as well as any additional costs New Alkermes may incur going forward as a result of its new corporate structure. There can be no assurance that these costs will not exceed the costs historically borne by Alkermes and those allocated to EDT in the carve out financials.

Risks Related to EDT

EDT is exposed to the risk of intensifying competition.

EDT is aware of other pharmaceutical companies that are developing competing technologies, which could significantly damage its current portfolio of technologies. For example, there is a range of technology approaches to address poorly water soluble drugs including nanoparticles, cyclodextrins, lipid based self emulsifying drug delivery systems, dendrimers, micelles, among others, which could limit the potential success of EDT’s NanoCrystal technology, and its growth prospects could be materially impaired. In addition, there are many competing technologies to EDT’s OCR technology, some of which are owned by large pharmaceutical companies with drug delivery divisions and other smaller drug delivery specific companies. EDT’s business, financial condition, results of operations and prospects may be materially adversely affected by its failure to maintain its competitive position with respect to its proprietary technologies.

Pharmaceutical technologies and products are subject to rapid and significant technological change. EDT expects its competitors to develop new technologies, products and processes that may be more effective than those EDT develops. As a result, EDT products and product candidates may become uncompetitive or obsolete before it recovers expenses incurred in connection with their development or realizes revenues from any commercialized product.

The pharmaceutical industry is characterized by intensive research, development and commercialization efforts and rapid technological change. The success of EDT’s business strategy depends to a significant extent on its ability to reformulate existing drugs, and to develop these drugs into new product candidates on a cost-effective basis. Research and discoveries by EDT’s competitors may render some or all of EDT’s product candidates uncompetitive or obsolete. Furthermore, unforeseen problems may develop with technologies or applications EDT uses in its development programs, and EDT may be unable to address these challenges successfully. This could result in its inability to develop commercially feasible products, which could have a material adverse effect on EDT’s business, financial condition, results of operations and prospects. See “The Business of EDT — Competition.”

Strategic decisions of partners, wholesalers and distributors may adversely affect EDT’s revenues.

EDT’s product revenue may be adversely affected, in part, by the strategic decisions of its partners, wholesalers and distributors. In the event that EDT’s partners, wholesalers or distributors decide to decrease sales of a product by, for example, shifting their sales emphasis to a different form of the product (not employing EDT’s technology) or to a new product for the same or a similar indication, EDT’s revenues in respect of the relevant product would decline.

For example, TriCor® 145 tablets are manufactured by Fournier Laboratories using EDT’s NanoCrystal technology. Royalties on sales of TriCor 145 equaled approximately $54.5 million for the year ended December 31, 2010, being 59.6% of EDT’s royalty revenues and 19.9% of EDT’s total revenues in that year. TriCor 145, a cholesterol lowering product containing the compound fenofibrate, is currently marketed by Abbott Laboratories in the United States and Solvay S.A. in territories outside of the United States. Abbott launched a new generation fenofibrate product, which does not incorporate any of EDT’s technologies. Abbott’s new product has had and will continue to have a material adverse effect on EDT’s TriCor 145 revenues.

In addition, a significant part of EDT’s current business involves granting licenses for the use of drug delivery technologies EDT has developed to large pharmaceutical companies in return for the payment of an ongoing royalty. There is a risk that large pharmaceutical companies will determine that in-house development and production of drug delivery technologies would be more cost efficient and would provide a greater scope for the development of their own new products. In this event, such companies may not enter into new licenses with EDT or seek to terminate their existing license agreements with EDT, which would have a material adverse effect on EDT’s revenues.

EDT’s inability to compete with such companies in terms of scale and resources may have a material adverse effect on its business, financial condition, results of operations and prospects.

EDT depends on the success of its existing arrangements with its partners.

There are a number of risks associated with EDT’s business strategy, which depends on third parties for marketing and sale of the products. In many cases, EDT has relatively limited control or ability to influence the marketing efforts and commercial diligence of the partner on whom EDT relies to sell the product. As a consequence, EDT is largely dependent on the actions of these third parties to generate its revenues and if they are not effective in their efforts, EDT’s revenue streams could be materially adversely affected. EDT has had in the past challenging relationships with client companies where, for a variety of reasons that were not related to EDT, little or no product was sold on the market and EDT had very limited remedies to address this situation.

Some of EDT’s partners are small companies that depend on venture capital funding to progress their product candidates to later stage development and commercialization. There is a risk that these companies may not be in a position to attract sufficient investment to sustain their development efforts and/or that they may be taken over by other entities with different priorities and motivations. In many cases, EDT has little or no control or input in these circumstances.

Furthermore, EDT’s partners may fail to fulfill their responsibilities or may seek to renegotiate or terminate their relationships with EDT, for example, as a result of unsatisfactory clinical results. A partner may experience financial or other difficulties unrelated to its arrangement with EDT, or may merge with or be acquired by another company, each of which could adversely affect its ability to perform its obligations under the license agreement with EDT. Similarly, a partner may fail to manage its inventory levels successfully, which could increase the volatility of its operating results. Alternatively, EDT’s relationship with a partner may be adversely affected, for example, if EDT develops a proprietary product that competes directly with products that EDT currently supplies to such partner. Moreover, in most instances, EDT’s partners may terminate their relationships with EDT on limited notice and without penalty or if they reasonably determine that the product does not justify continued development or commercialization.

If events such as these materialize, there is a risk that EDT’s partners or marketing collaborators could discontinue sales of EDT’s products, fail to satisfy their obligations under their agreements with EDT or seek alternative or additional suppliers for the same or similar products. If any of the above factors were to arise, this could have a material adverse effect on EDT’s business, financial condition, results of operation and prospects.

If EDT is not successful in establishing and maintaining additional license arrangements, its growth prospects will be materially harmed.

An element of EDT’s business strategy is to establish license arrangements with third parties to develop particular products or to accelerate the development of some of its early-stage product candidates. The process of establishing new relationships is difficult, time-consuming and involves significant uncertainty. EDT faces, and will continue to face, significant competition in seeking appropriate partners. If EDT is unable to establish and maintain license arrangements on acceptable terms, EDT may have to delay or discontinue further development of one or more of its product candidates, seek regulatory approval or undertake commercialization activities at its own expense or find alternative sources of funding. This could have a material adverse effect on EDT’s business, financial condition, results of operations and prospects.

Any difficulties with, or interruptions to, manufacturing could delay the output of products and harm EDT’s relationships with its partners.

EDT conducts its scale-up and commercial manufacturing activities at its facilities in Gainesville, Georgia, in the United States, and Athlone, Ireland. Due to regulatory and technical requirements, EDT has limited ability to shift production among its facilities or to outsource any part of EDT’s manufacturing to third parties. Damage to any of EDT’s manufacturing facilities caused by human error, physical or electronic security breaches, power loss or other failures or circumstances beyond its control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain material, equipment or transportation, could interrupt or delay EDT’s manufacturing or other operations.

Any interruption in manufacturing or challenges relating to the scale-up of the manufacturing process to commercial quantities, whether due to EDT’s failure to comply with regulatory requirements, limitations in manufacturing capacity, EDT’s own limitations or arising from factors outside EDT’s control, could result in delays in meeting contractual obligations and could damage EDT’s relationships with EDT’s partners including the loss of manufacturing and supply rights.

EDT is reliant in certain cases on third parties to manufacture products.

Where the manufacturing rights to the products in which EDT’s technologies are applied are granted to or retained by its third party licensee or approved sub-licensee, EDT has no control over the manufacturing, supply or distribution of the product, and, accordingly, EDT is dependent upon these third parties to carry out those functions. Any failure on the part of such third parties to perform such functions, or to do so using commercially reasonable efforts, may have a material adverse effect on EDT’s business, financial condition, results of operations and prospects.

EDT is dependent on third parties for the supply of key raw materials

EDT is reliant on third parties to manufacture key raw materials to enable it to develop, manufacture and supply products, including currently marketed products and products currently in development.

There is a risk that if any key third parties were to cease manufacturing or supplying key raw materials, or fail to produce these on commercially reasonable terms, this could have a material adverse effect on EDT’s business, financial condition, result of operations and prospects.

EDT is exposed to credit risk on accounts receivable from EDT’s partners.

EDT sells its pharmaceutical products to EDT’s partners through contracts that are not secured by collateral or other security and therefore bears the risk that its partners are unable to pay amounts due to EDT thereunder. EDT may not be able to limit its potential loss of revenues if a significant number of partners are unable to pay amounts owed to EDT.

EDT may be unable to obtain, register, maintain or protect its intellectual property rights.

EDT’s ability to compete effectively with other companies will depend in part on its ability to obtain and maintain patent and/or trade mark protection for certain of EDT’s products, product candidates, technologies and developing technologies, to preserve EDT’s trade secrets, defend and enforce EDT’s rights against infringement and operate without infringing the proprietary or intellectual property rights of third parties.

The primary U.S. patent covering the NanoCrystal technology expired in 2011. The related primary patent in Europe has been declared invalid. Primary patents covering NanoCrystal technology in the rest of the world, referred to as ROW, expire in some countries in 2012. EDT has additional patents and patent applications relating to other aspects of EDT’s NanoCrystal technology in the United States and the ROW that are independent of the primary patent and which will continue for several years beyond the expiration of this base patent. EDT may nonetheless face competition from other pharmaceutical companies and/or generic manufacturers as various patents in the NanoCrystal portfolio expire. This could materially adversely affect EDT’s ability to exploit the NanoCrystal technology and/or the sales of currently marketed products employing the NanoCrystal technology, which could have a material adverse effect on EDT’s business, financial condition, results of operations and prospects.

No assurance can be given that any patents based on pending patent applications or any future patent applications will be issued, that the scope of any patent protection will exclude competitors or provide EDT with competitive advantages, that any of the patents that have been or may be issued to EDT will be held valid if subsequently challenged or that others will not claim rights in the patents and other proprietary rights held by EDT.

In addition, the development of new technologies or pharmaceutical products incorporating EDT’s technologies may take a number of years, and there can be no assurance that any patents which may be granted in respect of such technologies or products will not have expired or be due to expire by the time such products are commercialized. Furthermore, there can be no assurance that EDT’s competitors have not developed or will not develop similar technologies or products, duplicate any EDT’s technologies or products or design around any of EDT’s existing or future patents.

If EDT is unable to protect its intellectual property rights, or EDT infringes on the rights of other parties, then its revenues and potential revenues may be materially reduced.

Although EDT believes that it makes reasonable efforts to protect EDT’s intellectual property rights and to ensure that its proprietary technology does not infringe the rights of other parties, EDT cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against EDT’s product or technologies. In addition, third parties may be able to obtain patents that prevent the sale of EDT’s products or require EDT to obtain a license and pay significant fees or royalties in order to continue selling EDT’s products.

There has been, and EDT expects there will continue to be, significant litigation in the pharmaceutical industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which EDT is involved have been and will continue to be protracted and expensive and could be distracting to EDT’s management. EDT’s competitors may sue it or its collaborators as a means of delaying the introduction of products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against EDT’s licensors, may be costly and time consuming and could adversely affect EDT. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of EDT’s or their products. The outcome of any such litigation could adversely affect the validity and scope of EDT’s patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of EDT’s products and cost EDT substantial sums of money.

EDT may have to enforce its intellectual property rights against third parties who infringe those rights.

EDT may have to enforce its intellectual property rights against third parties who infringe its patents and other intellectual property or to challenge patent or trade mark applications that might impact on its intellectual property. Such proceedings are typically protracted with no certainty of success and are likely to involve significant costs and management time. EDT is involved in a number of Paragraph IV litigations (see below), all of which are costly and time consuming.

If EDT’s technologies or products and product candidates are claimed under other existing patents or are otherwise claimed to be protected by third party proprietary rights, EDT may be subject to infringement actions. Since patent applications are generally not published until 18 months after filing, EDT also cannot be certain that others did not first file applications for inventions covered by its pending patent applications, nor can EDT be certain that it will not infringe any patents that may be issued to others on such unpublished applications.

If EDT is required to defend charges of patent infringement or to protect its own proprietary rights against third parties, substantial costs and significant management time and effort could be incurred regardless of whether EDT is successful. Such proceedings are typically protracted with no certainty of success. An adverse outcome could subject EDT to significant liabilities and potential indemnification obligations to third parties, and force EDT to curtail or cease the use of certain intellectual property, the development of certain technologies or product candidates and the sale of certain products. In addition, the loss of certain intellectual property rights by EDT’s partners could have a consequential effect on its revenues. This could have a material adverse effect on EDT’s business, financial condition, results of operations and prospects.

EDT and its product partners are pursuing a number of “Paragraph IV” lawsuits with generic manufacturers that, if unsuccessful, could result in generic competitors to Alkermes’ marketed products and a potential reduction in product revenue.

EDT and/or its product partners are involved in various patent infringement litigations (also known as “Paragraph IV” litigations in the United States) in Canada, France and the United States. These actions and litigation could be costly and time consuming to defend and may not be successful.

In the United States, putative generics of innovator drug products may file Abbreviated New Drug Applications, which are referred to in this proxy statement/prospectus as ANDAs, and, in doing so, are not required to include preclinical and clinical data to establish the safety and effectiveness of their drug. Instead, they rely on data provided in the New Drug Application, which is referred to in this proxy statement/prospectus as an NDA, held with respect to the innovator drug. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protecting the innovator drug are listed in the “Orange Book”, the ANDA applicant must notify the innovator NDA holder and the patent holder and certify in writing that its product either does not infringe the innovator’s or the patent holder’s patents and/or that the relevant patents are invalid. The innovator and/or the patent holder may sue the ANDA applicant within 45 days of receipt of the certification and, if this occurs, the U.S. Food and Drug Administration, which is referred to in this proxy statement/prospectus as the FDA, may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favor.

EDT is involved in a number of Paragraph IV litigations and similar suits outside of the United States in respect of six different products (TriCor 145, Focalin XR®, Avinza®, Zanaflex® (registered trademark of Acorda Therapeutics, Inc.), Rapamune® and Luvox CR®) either as plaintiff or as an interested party (where the suit is being brought in the name of one of EDT’s partners).

If EDT is unsuccessful in these and other similar suits, EDT or its partners’ products may be subject to generic competition, its manufacturing revenue and royalties could be materially and adversely affected and generic manufacturers may be entitled to market generic products competitive with EDT’s competitors to its marketed products which may result in a loss of product revenue, and have a material adverse effect on EDT’s business, financial condition, results of operations and prospects.

Risks Related to the Proposed Transactions

Alkermes and Elan must obtain required approvals and governmental and regulatory consents to consummate the business combination, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the consummation of these transactions, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the business combination.

The business combination is subject to customary closing conditions. These closing conditions include, among others, the receipt of required approvals of Alkermes shareholders, the effectiveness of the registration statement and the expiration or termination of the waiting period under the HSR Act.

The governmental agencies from which the parties will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the business combination, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of New Alkermes’ business after the closing. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the business combination or may reduce the anticipated benefits of the business combination. Further, no assurance can be given that the required shareholder approval will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Alkermes and Elan agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the business combination, these requirements, limitations, costs, divestitures or restrictions could adversely affect New Alkermes’ ability to integrate Alkermes’ operations with EDT operations or reduce the anticipated benefits of the business combination. This could result in a failure to consummate these transactions or have a material adverse effect on New Alkermes’ business and results of operations.

Failure to consummate the business combination could negatively impact the stock price and the future business and financial results of Alkermes and/or Elan.

If the business combination is not consummated, the ongoing businesses of Alkermes and/or Elan may be adversely affected and, without realizing any of the benefits of having consummated the merger, Alkermes and/or Elan will be subject to a number of risks, including the following:

•	Alkermes may be required to pay to Elan or Elan may be required to pay to Alkermes a termination fee of $25 million if the business combination and merger are not consummated under certain circumstances, as described in the merger agreement and summarized under the caption “The Business Combination Agreement and Plan of Merger — Termination of the Merger Agreement;”

•	Alkermes and/or Elan will be required to pay certain costs relating to the proposed business combination, including legal, accounting, filing and possible other fees and mailing, financial printing and other expenses in connection with the transactions whether or not the business combination is consummated; or

•	matters relating to the business combination (including integration planning) may require substantial commitments of time and resources by Alkermes management and EDT management, which could otherwise have been devoted to other opportunities that may have been beneficial to Elan, EDT, Alkermes or New Alkermes, as the case may be.

Alkermes and/or Elan also could be subject to litigation related to any failure to consummate the business combination or merger or related to any enforcement proceeding commenced against Alkermes and/or Elan to perform their respective obligations under the merger agreement. If the business combination is not consummated, these risks may materialize and may adversely affect Alkermes and/or Elan’s business, financial results and stock price.

New Alkermes may fail to realize benefits estimated as a result of the business combination.

The success of the combination of the businesses of Alkermes and EDT will depend, in part, on New Alkermes’ ability to realize the anticipated synergies, business opportunities and growth prospects from combining the businesses. New Alkermes may never realize these anticipated synergies, business opportunities and growth prospects. Integrating operations will be complex and will require significant efforts and expenditures. Employees might leave or be terminated because of the merger. New Alkermes’ management might have its attention diverted while trying to integrate operations and corporate and administrative infrastructures. Assumptions underlying estimates of expected cost savings may be inaccurate and general industry and business conditions might deteriorate. If any of these factors limit New Alkermes’ ability to integrate the operations of Alkermes with those of EDT successfully or on a timely basis, the expectations of future results of operations, including certain cost savings and synergies expected to result from the business combination, might not be met.

Alkermes’ and EDT’s business relationships, including customer relationships, may be subject to disruption due to uncertainty associated with the business combination.

Parties with which Alkermes and EDT currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the business combination, including with respect to current or future business relationships with Alkermes, EDT or New Alkermes. As a result, Alkermes’ and EDT’s business relationships may be subject to disruptions if customers, suppliers and others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Alkermes or EDT. For example, many of EDT’s customers and partners have contractual consent rights or termination rights that may be triggered by a change of control of EDT. In addition, the contract manufacturing business of New Alkermes could be impaired if existing or potential customers of Alkermes or

EDT determine not to continue or initiate contract manufacturing relationships with New Alkermes. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of EDT following the closing. The adverse effect of such disruptions could be exacerbated by a delay in the consummation of the business combination and merger or termination of the merger agreement.

Loss of key personnel could lead to loss of customers and a decline in revenues, adversely affect the progress of pipeline products or otherwise adversely affect the operations of Alkermes and New Alkermes.

Current and prospective employees of Alkermes and EDT might experience uncertainty about their future roles with New Alkermes following completion of the business combination, which might adversely affect Alkermes’ and New Alkermes’ ability to retain key managers and other employees. In particular, the closure of the KOP site, which has been a principal center for EDT’s Nanocrystal technology platform, could adversely affect the development of pipeline products using such technology. Although EDT believes it has put in place sufficient plans, including transitioning the roles of employees at this location, to mitigate this risk, there is no assurance that the closure will not adversely affect the development of products using this technology. In addition, competition for qualified personnel in the biotechnology industry may be very intense. The success of New Alkermes after the completion of the business combination will depend, in part, upon its ability to retain key employees. See “Interests of Alkermes Directors and Officers in the Proposed Transactions.” If Alkermes loses key personnel or New Alkermes is unable to attract, retain and motivate qualified individuals or the associated costs to New Alkermes increase significantly, Alkermes’ business and New Alkermes’ business could be adversely affected.

Alkermes may waive one or more of the conditions to the merger without resoliciting shareholder approval.

Alkermes may determine to waive, in whole or in part, one or more of the conditions to its obligations to complete the merger, to the extent permitted by applicable laws. Alkermes’ board of directors will evaluate the materiality of any such waiver and its effect on Alkermes shareholders in light of the facts and circumstances at the time to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is required or warranted. In some cases, if Alkermes’ board of directors determines that such a waiver is warranted but that such waiver or its effect on Alkermes shareholders is not sufficiently material to warrant resolicitation of proxies, Alkermes has the discretion to complete the merger without seeking further shareholder approval. Any determination whether to waive any condition to the merger or as to resoliciting shareholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by the Alkermes board of directors at the time of such waiver based on the facts and circumstances as they exist at that time.

Alkermes’ directors and executive officers have interests in the business combination in addition to those of shareholders.

In considering the recommendations of the Alkermes board of directors with respect to the merger agreement, you should be aware that some Alkermes’ directors and executive officers have financial and other interests in the proposed transactions in addition to interests they might have as shareholders. See “Interests of Certain Persons in the Transactions.” In particular, members of Alkermes’ board of directors and executive officers will become directors and executive officers of New Alkermes. You should consider these interests in connection with your vote on the related proposal.

The presence of a significant shareholder may affect the ability of a third party to acquire control of New Alkermes.

Elan will indirectly own approximately 25% of the outstanding New Alkermes ordinary shares immediately following the closing. These shares will be subject to the terms of the shareholder’s agreement. See “Other Related Agreements — Shareholder’s Agreement.” The shareholder’s agreement will generally entitle the Elan Shareholder to appoint one independent director to the New Alkermes board of directors so long as Elan continues to hold at least 10% of the outstanding voting securities of New Alkermes. Although this director will not constitute a majority of the board of directors, he or she may exercise influence over the decisions of the board.

Having the Elan Shareholder as a significant shareholder of New Alkermes may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding New Alkermes ordinary shares in a public takeover offer (whether by means of a voluntary bid or scheme of arrangement), or control of the New Alkermes board of directors through a proxy solicitation. In that regard, Elan and its affiliates will be obligated pursuant to the shareholder’s agreement not to tender any New Alkermes ordinary shares in any tender or exchange offer that the board of directors recommends that the New Alkermes shareholders reject.

For at least one year following the closing, the shareholder’s agreement will obligate the Elan Shareholder to vote on all matters in accordance with the recommendation of the New Alkermes board of directors. Thereafter, the Elan Shareholder will remain obligated to vote in accordance with the board’s recommendation for so long as Elan beneficially owns more than 15% of the outstanding voting securities of New Alkermes or the 30-day volume weighted average trading price of New Alkermes ordinary shares is at least $7.595.

Existing Alkermes shareholders will own a smaller share of New Alkermes following completion of the merger.

Following completion of the merger, Alkermes shareholders will own the same number of shares of New Alkermes that they owned in Alkermes immediately before the closing. Each New Alkermes ordinary share, however, will represent a smaller ownership percentage of a significantly larger company. Alkermes shareholders, who currently own 100% of the outstanding Alkermes common stock, will, immediately following the transactions, own approximately 75% of the total outstanding New Alkermes ordinary shares, with the Elan Shareholder owning the remaining approximately 25%.

The New Alkermes ordinary shares to be received by Alkermes shareholders in connection with the merger will have different rights from the shares of Alkermes common stock.

Upon consummation of the merger, Alkermes shareholders will become New Alkermes shareholders and their rights as shareholders will be governed by New Alkermes’ memorandum and articles of association. The rights associated with Alkermes common stock are different from the rights associated with New Alkermes ordinary shares. See “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares.”

Until the completion of the business combination or the termination of the merger agreement in accordance with its terms, Alkermes and/or Elan are prohibited from entering into certain transactions that might otherwise be beneficial to Alkermes and/or Elan or their respective shareholders.

During the period that the merger agreement is in effect, other than with Elan’s written consent, Alkermes is prohibited from, and other than with Alkermes’ written consent, Elan is prohibited from making any acquisition that would be reasonably likely to prevent the merger from occurring prior to November 5, 2011. During the period the merger agreement is in effect, except as permitted by certain limited exceptions in the merger agreement or required by their fiduciary duties and subject to the other requirements of the merger agreement, (i) Alkermes may not, among other things, solicit, participate in any discussion or negotiations, provide information to any third party or enter into any agreement providing for the acquisition of Alkermes, (ii) Elan may not, among other things, solicit, participate in any discussion or negotiations, provide information to any third party or enter into any agreement providing for the acquisition of EDT, and (iii) the Alkermes board of directors may not withdraw or adversely modify its recommendation of approval by the Alkermes shareholders of adoption of the merger agreement. The foregoing prohibitions could have the effect of delaying other strategic transactions and may, in some cases, make it impossible to pursue other strategic transactions that are available only for a limited time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated into it by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, which is referred to in this proxy statement/prospectus as the Securities Act, and Section 21E of the Exchange Act that involve risks and uncertainties. All statements, trend analyses and other information contained herein about the markets for the services and products of New Alkermes, Alkermes and EDT and trends in revenue, as well as other statements identified by the use of forward-looking terminology, including “anticipate”, “believe”, “plan”, “estimate”, “expect”, “goal” and “intend”, or the negative of these terms or other similar expressions, constitute forward-looking statements. These forward-looking statements are based on estimates reflecting the best judgment of the senior management of Alkermes and EDT. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this proxy statement/prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:

•	the timing of the completion of the merger;

•	the failure of the Alkermes shareholders to approve the adoption of the merger agreement;

•	the possibility that the businesses of Alkermes and EDT may suffer as a result of the uncertainty surrounding the business combination;

•	the failure to obtain and retain expected synergies from the proposed business combination;

•	rates of success in executing, managing and integrating key acquisitions and transactions, including the proposed business combination;

•	the ability to achieve business plans for the combined company;

•	the ability to manage and maintain key collaboration agreements;

•	the conditions to the completion of the proposed business combination may not be satisfied;

•	delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transactions;

•	the ability to fund debt service obligations through operating cash flow;

•	the ability to obtain additional financing in the future and react to competitive and technological changes and scientific developments;

•	the ability to comply with restrictive covenants in the combined company’s indebtedness;

•	the ability to compete with a range of other providers of pharmaceutical products and services;

•	the effect of technological changes and scientific developments on the combined company’s businesses;

•	the functionality or market acceptance of new products that the combined company may introduce;

•	the extent to which the combined company’s future earnings will be sufficient to cover its fixed charges;

•	the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transactions;

•	the pressures from an intensely competitive business environment;

•	the failure of New Alkermes to protect its intellectual property rights;

•	limits on New Alkermes’ rights to indemnification against liabilities in certain circumstances or its ability to collect such indemnification;

•	currency and interest rate risks; and

•	the risk factors explained in Alkermes’ most recent Annual Report on Form 10-K, as amended.

Actual results might differ materially from those expressed or implied by these forward-looking statements because these forward-looking statements are subject to assumptions and uncertainties. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements concerning the business combination, the merger or the other matters addressed in this proxy statement/prospectus and attributable to New Alkermes, Alkermes or EDT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by applicable law or regulation, none of New Alkermes, Alkermes or EDT undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement/prospectus or any document incorporated by reference might not occur. For more information regarding the risks and uncertainties of the pharmaceutical business as well as risks relating to the combination of EDT and Alkermes, see “Risk Factors.”

SPECIAL MEETING OF ALKERMES’ SHAREHOLDERS

Overview

This proxy statement/prospectus is being provided to Alkermes shareholders as part of a solicitation of proxies by the Alkermes board of directors for use at the special meeting of Alkermes shareholders and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Alkermes shareholders on or about          , 2011. In addition, this proxy statement/prospectus constitutes a prospectus for New Alkermes in connection with the issuance by New Alkermes of ordinary shares in connection with the merger. This proxy statement/prospectus provides Alkermes shareholders with information they need to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time & Place of the Alkermes Special Meeting

Alkermes will hold a special meeting of shareholders on          , 2011 at 10 a.m. Eastern Daylight Time, at its principal executive offices located at 852 Winter Street, Waltham, Massachusetts.

Proposals

At the special meeting, Alkermes shareholders will vote upon proposals to:

•	adopt the merger agreement;

•	create distributable reserves of New Alkermes; and

•	adjourn the special meeting to a later date or dates if necessary or appropriate, including for the purpose of permitting further solicitation of proxies.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of Alkermes common stock at the close of business on          , 2011, the record date for the Alkermes special meeting, will be entitled to notice of, and to vote at, the Alkermes special meeting or any adjournments or postponements thereof. On the record date, there were           shares of Alkermes common stock outstanding. Each outstanding Alkermes share is entitled to one vote on each proposal and any other matter properly coming before the Alkermes special meeting.

Quorum

A quorum of shareholders is necessary to hold a valid special meeting of Alkermes. The required quorum for the transaction of business at the Alkermes special meeting consists of the presence, whether in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders of Alkermes are entitled to cast. Abstentions will be counted for purposes of determining whether a quorum is present. Broker non-votes will not be counted for purposes of determining whether a quorum is present unless the shares covered by the broker non-votes are voted on a matter other than a procedural matter.

Vote Required

Proposal to Adopt the Merger Agreement

Alkermes shareholders are considering and voting on a proposal to adopt the merger agreement. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the business combination. In particular, you are directed to the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

The adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by the holders of Alkermes common stock outstanding and entitled to vote on the merger agreement proposal, assuming a quorum is present. As a result, abstentions, failures to vote and broker non-votes will have no effect on the merger agreement proposal.

The board of directors of Alkermes recommends that you vote “FOR” the adoption of the merger agreement.

Proposal to create Distributable Reserves of New Alkermes

Alkermes shareholders are considering and voting on a proposal to create distributable reserves of New Alkermes. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the creation of distributable reserves. See “Creation of Distributable Reserves of New Alkermes.”

Approval of the proposal to create distributable reserves requires the affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote, assuming a quorum is present. As a result, abstentions, failures to vote and broker non-votes will have no effect on the distributable reserves proposal. Approval of this proposal is not a condition to the completion of the business combination and whether or not this proposal is approved will have no impact on the completion of the business combination.

The board of directors of Alkermes recommends that you vote “FOR” the creation of distributable reserves of New Alkermes.

Proposal to Adjourn the Special Meeting

Alkermes shareholders may be asked to vote on a proposal to adjourn the special meeting if necessary or appropriate, including for the purpose of permitting further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement.

The approval of the proposal to permit the proxies to adjourn the special meeting, including for the purpose of soliciting additional proxies, requires the affirmative vote of a majority of the votes cast by the holders of Alkermes common stock present in person or represented by proxy at the meeting and entitled to vote on the adjournment proposal, regardless of whether a quorum is present. As a result, abstentions, failures to vote and broker non-votes will have no effect on the adjournment proposal.

The board of directors of Alkermes recommends that you vote “FOR” any adjournment of the special meeting to a later date or dates if necessary or appropriate, including for the purpose of permitting further solicitation of proxies.

Stock Ownership and Voting by Alkermes’ Officers and Directors

As of the record date, the Alkermes directors and executive officers had the right to vote approximately      shares of Alkermes common stock, representing approximately     % of the Alkermes common stock then outstanding and entitled to vote at the meeting. It is expected that the Alkermes directors and executive officers who are shareholders of Alkermes will vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to create distributable reserves of New Alkermes, and “FOR” the proposal to adjourn the special meeting if necessary or appropriate, including for the purpose of permitting further solicitation of proxies, although none of them has entered into any agreement requiring them to do so.

Voting Your Shares

Alkermes shareholders may vote in person at the special meeting or by proxy. Alkermes recommends that you submit your proxy even if you plan to attend the special meeting. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the special meeting.

If you own stock in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.”

If you are a shareholder of record you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s), your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the merger agreement, to create distributable reserves of New Alkermes and to adjourn the special meeting.

Alkermes shareholders may also vote over the Internet at      or by telephone at     . Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the special meeting.

Voting Shares Held in Street Name

If your shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote you shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the broker, bank or other nominee will not be able to vote your shares on those matters for which specific authorization is required; if the broker, bank or other nominee votes on a matter other than a procedural matter, your shares will be treated as present at the special meeting for purposes of determining the presence of a quorum. Brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement.

Revoking Your Proxy

If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the special meeting by:

•	delivering a written revocation letter to the Secretary of Alkermes;

•	submitting your voting instructions again by telephone or over the Internet;

•	signing and returning a proxy card with a later date so that it is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person.

Attendance at the special meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Costs of Solicitation

Alkermes will bear the cost of soliciting proxies from its shareholders, except that Alkermes and Elan will share the cost of printing and mailing this proxy statement/prospectus.

Alkermes will solicit proxies by mail. In addition, the directors, officers and employees of Alkermes may solicit proxies from its shareholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Alkermes will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Alkermes common stock held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Alkermes has engaged a professional proxy solicitation firm, MacKenzie Partners, Inc., to assist in soliciting proxies for a fee of $12,500. In addition, Alkermes will reimburse MacKenzie Partners, Inc. for its reasonable out-of-pocket expenses.

Alkermes shareholders should not send in their stock certificates with their proxy cards.

As described on page 74 of this proxy statement/prospectus, Alkermes shareholders will be sent materials for exchanging shares of Alkermes common stock shortly after the completion of the merger.

Other Business

Alkermes is not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Alkermes board of directors may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding Alkermes’ special meeting, please contact MacKenzie Partners, Inc., banks and brokers call collect: (212) 929-5550, all others call toll free: (800) 322-2885.

THE BUSINESS COMBINATION

The Reorganization of EDT

EDT operates as a business unit of Elan with its principal assets held by various Elan legal entities.

Prior to the effective time of the merger, and in accordance with the merger agreement, Elan, certain of its subsidiaries and New Alkermes will carry out a reorganization that carves out the assets and legal entities that comprise the EDT business and repositioning them under New Alkermes. The reorganization will consist of a series of asset transfers, share transfers and other inter-company transfers following which the EDT business will be contained in its own corporate structure under New Alkermes, which, prior to the effective time of the merger, will be an indirect subsidiary of Elan.

The reorganization will result in (i) Elan beneficially owning 31.9 million New Alkermes ordinary shares, which will constitute all of the then outstanding ordinary shares of New Alkermes and (ii) New Alkermes owning, indirectly, the equity interests in the companies that carry out the EDT business, and (with certain identified exceptions and additions), owning all of the right, title and interest to the EDT business.

The Merger

Following the reorganization, Merger Sub, which will be an indirect wholly-owned subsidiary of New Alkermes, will merge with and into Alkermes, with Alkermes as the surviving corporation and a wholly-owned indirect subsidiary of New Alkermes. At the effective time, (i) each share of Alkermes common stock then issued and outstanding will be canceled in exchange for one ordinary share of New Alkermes; (ii) all currently issued and outstanding options to purchase Alkermes common stock granted under any stock option plan will be converted into options to purchase, on substantially the same terms and conditions, the same number of New Alkermes ordinary shares at the same exercise price; and (iii) all currently issued and outstanding awards of Alkermes common stock will be converted into awards of the same number of New Alkermes ordinary shares on substantially the same terms and conditions.

Background of the Transactions

On November 23, 2010, Michael Baldock, a partner of Ondra Partners, which is referred to in this proxy statement/prospectus as Ondra, an independent financial adviser engaged by Elan, met with Richard Pops, Chief Executive Officer of Alkermes, and Michael Landine, Senior Vice President of Corporate Development at Alkermes, to discuss a possible combination of Alkermes and EDT.

In a telephone call on November 24, 2010, Mr. Pops discussed with Kelly Martin, Chief Executive Officer of Elan, the possibility of a combination of Alkermes and EDT.

On November 29, 2010, Mr. Martin sent an email to Mr. Pops outlining immediate next steps, including the execution of a confidentiality agreement between Elan and Alkermes and the need to discuss a possible combination of Alkermes and EDT with the chairman of Elan’s board of directors.

On December 3, 2010, Mr. Martin sent an email to Mr. Pops noting that Elan’s board of directors approved Elan’s entry into discussions with Alkermes regarding a possible business combination.

Following approval by Elan’s board of directors, Alkermes and Elan entered into a confidentiality agreement relating to discussions of a possible business combination on December 6, 2010.

From December 6, 2010, through the execution of the merger agreement, Alkermes, Elan and their respective representatives, including their financial, tax and legal advisers, conducted due diligence investigations of each other’s business. Such due diligence activities included in-person meetings, telephone conference calls, and review of materials made available in hard copy or electronic copy, and focused on various aspects of the businesses, including, but not limited to, intellectual property, pipeline and commercial products, delivery technologies, finance and tax.

On December 13, 2010, Mr. Martin and Mr. Baldock met with Mr. Pops, James Frates, Chief Financial Officer of Alkermes, Mr. Landine, Blair Jackson, Vice President of Business Development at Alkermes, and Kathryn Biberstein, Senior Vice President and General Counsel of Alkermes, to discuss a possible business combination of Alkermes and EDT.

On December 23, 2010, Mr. Frates, Mr. Jackson, Mr. Landine, Iain Brown, Vice President of Finance at Alkermes, and Claire Vasios, Vice President of Intellectual Property of Alkermes, participated in a conference call with members of EDT’s management and advisers, during which Alkermes and EDT each delivered a presentation detailing its business, including a discussion of clinical programs and commercial products, and intellectual property matters related to such programs and products.

On January 4, 2011, Mr. Baldock and Mr. Pops met to discuss further a possible combination of Alkermes and EDT.

On January 5, 2011, Mr. Landine, Mr. Jackson, Mr. Frates, Ms. Vasios, Ms. Biberstein, Mr. Brown, Gordon Pugh, Chief Operating Officer of Alkermes, and Cathy Gebhard, Chief Licensing and Intellectual Property Counsel of Alkermes, met with Shane Cooke, then the CFO of Elan and head of EDT, Peter Thornton, Senior Vice President of Corporate Development and Business Operations of EDT, Karen Kim, a consultant to Elan, Harm Hemsing, Director of Finance and Investor Relations, Sharon Hamm, Senior Vice President of Technical Operations at EDT, Gary Liversidge, Chief Technical Officer at EDT, James Botkin, Senior Vice President of Operations at EDT, Tom Riordan, Vice President and Legal Counsel at EDT, and Mr. Baldock. During this meeting, representatives of Alkermes and EDT each delivered a presentation providing an overview of its business.

From January through May 2011, Alkermes worked with its financial and tax advisers and, on occasion, met with EDT and its financial and tax advisers, to perform various financial planning activities related to a possible business combination, including financial modeling activities, tax planning, valuation work and financing matters.

On January 8, 2011, Mr. Cooke sent an email to Mr. Pops outlining the rationale for, and potential advantages of, a possible combination of Alkermes and EDT.

On January 20 and 21, 2011, Mr. Frates, Mr. Landine, Mr. Jackson, Mr. Pugh, and Mr. Brown met with members of EDT’s management and accounting and tax advisers and Mr. Baldock in Dublin, Ireland to discuss the businesses of Alkermes and EDT, including their respective financial projections and legal structures related to a possible business combination. Ms. Biberstein and Ms. Gebhard participated by telephone.

On January 24, 2011, Mr. Martin sent an email to Mr. Pops noting the inclusion of the possible business combination as an agenda item at the upcoming meeting of Elan’s board of directors and requesting that there occur a discussion and agreement on the price to be paid by Alkermes to Elan for a possible combination of Alkermes and EDT.

In a telephone call on January 25, 2011, Mr. Pops and Mr. Cooke discussed the potential benefits posed by a possible combination of Alkermes and EDT.

In a telephone call with Mr. Pops on January 26, 2011 and an email to Mr. Pops on February 2, 2011, Mr. Martin communicated that, at the previous meeting of the Elan board of directors, he had received the full support of Elan’s board of directors to lay out the framework under which Elan would be prepared to move forward with the negotiation of a possible combination of EDT and Alkermes.

Mr. Pops held a dinner with Mr. Martin and Mr. Baldock on February 9, 2011, during which they discussed in detail aspects of a possible combination and Mr. Martin proposed to Mr. Pops a potential price and pricing structure.

On February 10, 2011, Mr. Martin sent an email to Mr. Pops reiterating their discussion on February 9, 2011.

On February 14, 2011, Mr. Pops sent an email to Mr. Martin noting that there was continued discussion among the Alkermes board of directors as to the rationale for and potential risks and benefits of a possible combination. In his email, Mr. Pops also noted that Alkermes was still moving ahead with transaction-related and due diligence activities that Mr. Pops wished to complete before engaging in any pricing-related discussions.

Mr. Pops and Mr. Martin met for breakfast on February 16, 2011, during which Mr. Martin and Mr. Pops discussed a possible business combination. Mr. Pops did not engage in pricing negotiations.

From February 16 to 23, 2011, Alkermes entered into discussions with three valuation firms to provide valuation services with respect to Alkermes’ clinical and commercial programs and EDT in connection with the possible business combination.

During this period, Mr. Pops sent an email to the Alkermes board of directors on February 17, 2011, discussing a possible business combination. As part of this communication, Mr. Pops provided the Alkermes board of directors with written materials describing EDT and an explanation of the rationale for, and risks of, such a business combination. On February 17 and 18, 2011, representatives of Morgan Stanley and another global financial services company met with Mr. Pops, Mr. Landine, Mr. Frates, Mr. Jackson, Ms. Biberstein, Mr. Pugh and Mr. Brown to discuss a possible business combination and the financial services each could provide in connection therewith. On February 19, 2011, Alkermes retained Morgan Stanley to provide certain financial services to Alkermes in connection with a possible business combination.

On February 24 and 25, 2011, members of Alkermes senior management, representatives of Morgan Stanley and PricewaterhouseCoopers, which is referred to in this proxy statement/prospectus as PwC, Alkermes’ accounting and tax adviser, met with members of EDT management, Mr. Baldock and EDT accounting and tax advisers, to discuss the terms and structure of a possible business combination.

On February 28, 2011, the Alkermes board of directors held a meeting by conference telephone to discuss a possible business combination with EDT. Representatives of Alkermes’ senior management attended. Mr. Pops, referencing the information sent to the Alkermes board of directors on February 17, 2011, indicated that Alkermes had been evaluating a potential transaction with EDT. Mr. Pops summarized in detail the business of EDT, including its intellectual property estate, physical assets, commercial and clinical products, and current and projected financial performance. Mr. Pops outlined the cash and equity consideration that Alkermes would utilize to finance a possible business combination, including the use of bank debt. Substantial discussion regarding a possible business combination followed, including discussion regarding the pro forma financials of the combined entities, the financing of a possible business combination, the diligence process for a possible business combination, the impact of acquiring certain royalty streams and the relocation of Alkermes headquarters to Ireland. The Alkermes board of directors then authorized the formation of, and established, an ad hoc committee of the Alkermes board of directors, which is referred to in this proxy statement/prospectus as the Transaction Committee, to assist Alkermes senior management and the Alkermes board of directors in considering a possible business combination with EDT, which committee consisted of Robert Breyer, Paul Mitchell and David Anstice.

Following the Alkermes board of directors’ meeting, Mr. Pops emailed Mr. Martin on March 1, 2011 to communicate that Alkermes would continue to proceed with transaction-related activities, working through the deal structure and legal and tax issues and preparing for price negotiations. Mr. Pops noted further that, after it received a valuation analysis from Morgan Stanley, Alkermes would advance a proposed transaction structure to Elan for consideration.

On March 2, 2011, Mr. Frates, Mr. Landine, Mr. Brown and Mr. Jackson participated in a conference call with members of EDT and Elan management, and Mr. Baldock, to discuss the credit financial model of a possible combined business.

On March 4, 2011, Mr. Pops, Mr. Landine, Mr. Frates, Mr. Brown and Mr. Jackson participated in a conference call with Morgan Stanley to discuss the valuation models and other financial aspects of a possible business combination.

Also on March 4, 2011, Mr. Pops communicated to Mr. Martin via email that Alkermes would be prepared to speak with Elan about pricing and pricing structure within the week. Mr. Martin asked that such information be communicated to Elan’s financial advisers, Ondra and Citibank Global Markets Inc., which is referred to in this proxy statement/prospectus as Citi, Elan’s financial advisers.

On March 7, 2011, Mr. Pops held a call with the Transaction Committee to update them as to the progress of the negotiations on a possible business combination and discuss the open issues. Also participating in the call were members of Alkermes senior management.

Following the call with the Transaction Committee, Mr. Pops spoke with Mr. Martin on March 8, 2011 by telephone and communicated an offer for EDT in the amount of $500 million in cash and 30 million New Alkermes ordinary shares. Mr. Martin noted that he would convey the offer to Elan’s board of directors.

In an email to Mr. Pops on March 9, 2011, Mr. Martin communicated that he had spoken with the chairman of the Elan board of directors about Alkermes’ proposed pricing and price structure and that Mr. Martin should be able to provide clarity about the process over the next few days.

In a telephone call on March 11, 2011, Mr. Pops requested that Alkermes be provided with exclusivity in its negotiations with Elan regarding a possible business combination with EDT.

In an email exchange on March 12, 2011, Mr. Martin communicated that he had a meeting with the chairman of Elan’s board of directors and reviewed with him the discussion of exclusivity. Mr. Martin next planned to review such discussion with members of the ad hoc sub-committee of Elan’s board of directors. Mr. Pops intimated that, unless and until exclusivity was provided, Alkermes would not proceed with further activities related to a possible business combination.

On March 15, 2011, Mr. Pops and Mr. Martin spoke by telephone. They discussed some of the key open issues related to a possible combination, including total consideration, board governance, executive management, rights and restrictions of Elan as a shareholder of the combined business, and a timeline for a possible business combination.

Also on March 15, 2011, as a follow-up to their telephone conversation, Mr. Martin sent Mr. Pops an email outlining five transaction components to be satisfied before the sub-committee of Elan’s board of directors would recommend approval of the Alkermes’ exclusivity proposal to the full board of directors. These components related to the total consideration to be paid by Alkermes, including the receipt by Elan of equity consideration equal to 31.9 million ordinary shares of New Alkermes (approximately 25% of New Alkermes), the number of board seats Elan would have in a combined business, the possible role, if any, of Mr. Cooke in a combined business, the ability of Elan to monetize its equity stake in the combined business, and the timeline of a possible business combination.

In advance of Alkermes’ next scheduled board of directors meeting, Mr. Pops sent an email to the Alkermes board of directors on March 15, 2011, describing Alkermes’ analysis of a possible business combination to date, including the financial and operational synergies such a combination could produce and the risks posed by a possible business combination.

On March 18, 2011, Alkermes engaged Duff & Phelps, LLC, which is referred to in this proxy statement/prospectus as Duff & Phelps, to provide valuation services with respect to certain Alkermes’ clinical and commercial programs and EDT in connection with a possible business combination.

From March 18, 2011 through the signing of the definitive merger agreement, representatives of Alkermes, EDT, and their respective financial, tax and legal advisers provided Duff & Phelps information, by telephone, email, and in-person, to enable it to generate a valuation of EDT and certain Alkermes’ clinical and commercial programs. The valuation work with respect to EDT will continue through the completion of the business combination.

On March 21, 2011, Mr. Pops, Mr. Frates, Mr. Jackson, Mr. Landine and Ms. Biberstein met with members of the Transaction Committee. During this meeting, Mr. Pops provided an update as to the status of the business combination negotiations and discussed the open issues.

Also on March 21, 2011, during a meeting with the full Alkermes board of directors, members of Alkermes senior management delivered presentations describing in detail the business of EDT, financial matters relating to a possible business combination (including potential financing structures, individual and combined business valuation models and other considerations), and potential benefits and risks of a possible business combination, with substantial discussion among those present occurring thereafter.

On March 22, 2011, as part of Alkermes’ regularly scheduled board of directors meeting at Alkermes’ headquarters in Waltham, Massachusetts, representatives of Morgan Stanley presented to the Alkermes board of directors a preliminary valuation analysis of EDT, Alkermes and the pro forma combined business, potential financing structures, and other financial deal terms and the open issues related to a possible business combination. Members of Alkermes management were in attendance during such presentation and participated in the discussion that followed. A representative of Cleary Gottlieb, legal counsel to Alkermes in connection with a possible business combination, then presented an overview of the Alkermes board of directors’ obligations in making a determination regarding the review and approval of a possible business combination and discussed various legal issues related to a possible business combination. The Alkermes board of directors, along with members of Alkermes senior management, discussed in further detail a possible business combination. In the executive session that followed, board members further discussed certain aspects of a possible business combination, including financial terms, the potential role of Mr. Cooke, the addition of new board members, rights related to the sale of Elan’s equity stake in a combined business, and timing of a possible business combination.

Following the Alkermes board of directors meeting, Mr. Pops and Mr. Martin spoke by telephone on March 23, 2011, during which they discussed the five transaction components set forth during their telephone discussion and email communication on March 15, 2011.

Also on March 23, 2011, as a follow-up to their telephone conversation, Mr. Pops sent Mr. Martin an email summarizing Alkermes’ position with regard to total consideration, number of board seats for Elan in a combined business, the potential role of Mr. Cooke in a combined business, and timing of a possible business combination. In addition, Mr. Pops outlined terms that would allow Elan to monetize its equity stake in a combined business based on certain holding periods and the share price of the combined business.

On March 24, 2011, Mr. Pops and Mr. Cooke met to discuss EDT and the organization and strategic direction of the combined business, as well as to explore a potential role for Mr. Cooke in the combined business.

In email communication between Mr. Pops and Mr. Martin on March 24 and 25, 2011, Mr. Martin discussed agreement on the five transaction components as a pre-condition to raising the issue of exclusivity with Elan’s board of directors. Mr. Pops requested that Elan confirm that it was willing to agree to exclusivity in its negotiations with Alkermes related to a possible business combination notwithstanding agreement on the five transaction components.

From March 23 to 25, 2011, Alkermes commenced discussions with each of MSSF, HSBC, and Citi, about different financing structures for a possible business combination.

On March 25, 2011, Mr. Pops sent an email to the Transaction Committee discussing progress made in discussions with Mr. Martin and Elan about those open issues discussed during the previous meeting of the Alkermes board of directors, including total consideration, governance of the combined business, and the rights and restrictions of Elan as a shareholder in a combined business.

On March 27, 2011, Mr. Pops sent an email to Mr. Martin outlining Alkermes’ position related to the main outstanding issues — total consideration, including certain conditions to be met by Elan related to the status of EDT’s balance sheet and the costs of an EDT facility as a precondition to Alkermes’ agreement to provide Elan with equity consideration equal to 31.9 million ordinary shares of New Alkermes, board governance, and the ability of Elan to monetize its equity stake in a combined business — and requesting that Elan confirm its willingness to negotiate exclusively with Alkermes as a precondition to Alkermes’ continuing to engage its internal and external legal counsels and financial and tax advisers in working towards finalization of a transaction.

During the first week in April 2011, each of MSSF, HSBC and Citi conducted its respective due diligence investigation on Alkermes in connection with potential financing related to a possible business combination.

On April 1, 2011, in a series of emails from Mr. Martin to Mr. Pops, Mr. Martin noted the occurrence of an Elan board subcommittee call and the desire of Elan to formulate a new monetization framework for its equity ownership in a combined business. Mr. Martin also stated that Alkermes’ agreement on this issue would influence the Elan board of directors’ receptivity to agreeing to negotiate exclusively with Alkermes.

On April 2, 2011, Mr. Pops and Mr. Martin discussed, by email and telephone, and agreed upon general terms that would govern Elan’s ability to monetize its equity stake in a combined business, including lock-up periods and registration rights.

On April 5, 2011, Mr. Landine and Mr. Frates conducted a conference call with Nigel Clerkin, Senior Vice President, Finance and Group Controller of Elan, and Ms. Karen Kim, a consultant to Elan, to discuss and resolve the open issues related to a possible business combination.

On April 6, 2011, Mr. Pops held a call with the Transaction Committee to update them as to the progress of negotiations relating to a possible business combination and discuss the open issues. Also participating in the call were members of Alkermes senior management.

Also on April 6, 2011, Mr. Pops and Mr. Cooke spoke by telephone about EDT, and the organizational structure of, and potential role of Mr. Cooke in, a combined business.

From April 6, 2011 through April 24, 2011, MSSF, HSBC and Citi presented their respective financing offerings and options to Alkermes. After numerous discussions with each of MSSF, HSBC and Citi during this time and into the first week of May, Alkermes agreed to terms with, and secured financing commitments from, MSSF and HSBC for up to $450 million in term loan financing. In April 2011 and prior to Alkermes selecting MSSF and HSBC to provide the financing, Citi withdrew from being considered as a potential source for, or participant in, the financing.

On April 12, 2011, Alkermes and Elan contractually agreed to exclusivity for a specified period of time in the negotiation of a possible business combination.

On April 13, 2011, the initial draft of the shareholder’s agreement was distributed by Cleary Gottlieb to Elan.

Mr. Landine and Mr. Frates conducted a conference call with Mr. Clerkin and Ms. Kim on April 13, 2011 to discuss and resolve the open issues related to a possible business combination.

Mr. Pops held a lunch with Mr. Cooke on April 13, 2011, during which they discussed the organization and strategic direction of a combined business as well as the potential role of Mr. Cooke in a combined business.

On April 19, 2011, Mr. Landine and Mr. Frates conducted a conference call with Mr. Clerkin and Ms. Kim to discuss and resolve the open issues related to a possible business combination.

Also on April 19, 2011, Mr. Pops sent an email to the Transaction Committee updating them on the status of the merger agreement and shareholder’s agreement, and outlining an expected timeline of the related negotiations.

From April 19 through April 21, 2011, members of Alkermes’ finance, information technology and business development functions traveled to EDT headquarters in Ireland to conduct on-site due diligence investigation and meet with EDT management.

On April 20, 2011, Mr. Pops and Mr. Landine traveled to Ireland to meet with EDT and Elan management and visit the EDT facilities. On April 20, 2011, Mr. Pops, Mr. Landine, and Mr. Frates met for dinner with Mr. Martin, Mr. Thornton, Ms. Kim, Mr. Cooke, Mr. Clerkin and John Moriarty, General Counsel of Elan.

On April 21, 2011, Mr. Landine and Mr. Frates met with Mr. Clerkin and Ms. Kim in Ireland to discuss the open issues related to a possible business combination.

Also on April 21, 2011, the initial draft of the merger agreement was distributed by Cleary Gottlieb to Elan.

From the end of April through the execution of the definitive merger agreement on May 9, 2011, there were regular interactions and negotiations among internal and external counsels of Elan and Alkermes, and their respective financial and tax advisers, relating to the terms and conditions of a possible business combination.

On April 22, 2011, Mr. Pops held a call with the Transaction Committee to update them as to the progress of the negotiations relating to a proposed business combination and discuss the open issues. Also participating in the call were members of Alkermes senior management.

Also on April 22, 2011, Ms. Biberstein, Mr. Landine and Mr. Frates conducted a conference call with Mr. Clerkin and Ms. Kim of Elan to discuss and resolve the open issues related to a possible business combination.

On April 23, 2011, Cleary Gottlieb conducted a telephone call with Cahill Gordon & Reindel LLP, which is referred to in this proxy statement/prospectus as Cahill, U.S. external legal counsel to Elan, A&L Goodbody, Irish external legal counsel to Elan and referred to in this proxy statement/prospectus as A&L Goodbody, and internal Elan counsel to discuss and resolve the open issues related to the drafts of the merger agreement and shareholder’s agreement.

On April 26, 2011, Mr. Landine, Mr. Frates, Ms. Biberstein, and Ms. Gebhard met with representatives of Morgan Stanley to discuss the status of a possible business combination.

Also on April 26, 2011, Mr. Landine, Ms. Biberstein, Ms. Gebhard and Mr. Frates met with Mr. Clerkin and Ms. Kim, Mr. Moriarty and John Donahue, Senior Vice President, Legal-Corporate at Elan, to discuss and resolve the open issues related to a possible business combination.

On April 27, 2011, Ms. Biberstein, Mr. Frates, Mr. Landine, Mr. Jackson, Ms. Gebhard and representatives of Cleary Gottlieb and Arthur Cox, Irish external legal counsel to Alkermes, met with members of EDT and Elan management and representatives of Cahill and A&L Goodbody, to negotiate the terms of the merger agreement and the shareholder’s agreement.

Also on April 27, 2011, Mr. Pops met with Mr. Cooke to discuss the organizational structure of, and potential role of Mr. Cooke in, a combined business.

On May 2, 2011, Mr. Pops held a call with the Transaction Committee to update them as to the progress of the negotiations on a possible business combination, to discuss the open issues, and, along with Mr. Frates, to walk through a presentation prepared by Morgan Stanley and provided to the Transaction Committee in advance, which summarized the various financing options and their implications to Alkermes. Also participating in the call were members of Alkermes senior management.

On May 3, 2011, Mr. Martin sent an email to Mr. Pops in which he emphasized the importance of Elan’s ability to monetize its equity ownership in a combined business and noted that Alkermes’ then current proposal was inadequate in this regard.

On May 5, 2011, representatives of Alkermes management, Cleary Gottlieb and Arthur Cox conducted a conference call with representatives of Elan and EDT management, Cahill and A&L Goodbody to address and resolve the open issues related to the draft merger agreement.

On May 6, 2011, Mr. Pops and Mr. Martin spoke by telephone to resolve the open issues relating to the draft shareholder’s agreement.

On May 6, 2011, as a follow-up to their telephone conversation, Mr. Pops and Mr. Martin sent a series of emails in which they outlined, and eventually resolved, the remaining open issues related to the draft shareholder’s agreement, including voting rights and monetization provisions.

Also on May 6, 2011, representatives of Alkermes management, Cleary Gottlieb and Arthur Cox conducted a conference call with representatives of Elan and EDT management, Cahill and A&L Goodbody to resolve the remaining open issues related to the drafts of merger agreement and shareholder’s agreement.

On May 7, 2011, the Alkermes board of directors convened a special meeting at Alkermes’ headquarters in Waltham, Massachusetts, to consider the proposed business combination. Present at the meeting were representatives of Alkermes’ senior management, representatives of Morgan Stanley and a representative of Cleary Gottlieb. Prior to the meeting, the members of the Alkermes board of directors had been provided with a summary of the merger agreement and shareholder’s agreement and copies of the most recent drafts thereof, preliminary tax memoranda from Alkermes’ legal and tax advisers, and a memoranda detailing the duties of directors in considering the business combination, as prepared by Cleary Gottlieb. Mr. Pops provided an overview of the status of the proposed business combination and the remaining open negotiation points. A representative of Cleary Gottlieb then provided a summary of the salient points of the merger agreement and the shareholder’s agreement, discussed the directors’ fiduciary duties in considering the proposed business combination under applicable law, and presented generally the form of resolutions the board of directors of Alkermes would be required to adopt to approve the proposed business combination. Following substantial discussion of these and other matters, Morgan Stanley presented to the Alkermes board of directors their preliminary analysis of the fairness of the price to be paid by Alkermes for EDT. The Morgan Stanley representatives provided an overview of the key transaction terms, a review, based on management forecasts and assumptions, of key operating assumptions for EDT, financial forecasts for EDT, and potential transaction synergies, a valuation of EDT using various methodologies, the pro forma business and financial profile of the combined business, and an intrinsic value analysis of the combined business. Substantial discussion followed and copies of the Morgan Stanley materials were provided electronically to those members of the Alkermes board of directors participating by conference telephone. Morgan Stanley and Mr. Frates then summarized the financing terms related to the debt Alkermes would incur in order to finance the proposed business combination. Morgan Stanley distributed materials summarizing the financing terms to the members of the Alkermes board of directors. Discussion followed regarding the cost of the debt and potential debt covenants. Copies of the Morgan Stanley materials related to the debt financing were provided electronically to those members of the Alkermes board of directors participating by conference telephone. Mr. Pops and the members of Alkermes board of directors then discussed the potential timing for the execution of the merger agreement and the announcement of the proposed business combination.

On May 8, 2011, the Alkermes board of directors convened another special meeting by conference telephone to review and consider the proposed business combination. Present at the meeting were representatives of senior management, representatives of Morgan Stanley and a representative of Cleary Gottlieb. At the meeting Mr. Pops indicated that the proposed business combination was ready to be brought before the Alkermes board of directors for approval, on substantially the same terms presented to the Alkermes board of directors during the prior day’s board meeting. Cleary Gottlieb discussed the resolutions required to be adopted by the Alkermes board of directors to approve the proposed business combination and also indicated that the merger agreement and commitment letter would be executed after midnight but before market open and would therefore be dated May 9, 2011. Morgan Stanley then reviewed the materials provided to the Alkermes board of directors at the prior day’s meeting, discussed with the Alkermes board of directors its financial analysis of the proposed business combination, and delivered its oral opinion to the Alkermes board of directors, which opinion was confirmed in writing to the effect that on May 8, 2011 and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion (see “The Business Combination — Opinion of Alkermes’ Financial Adviser”) the consideration to be paid by Alkermes pursuant to the merger agreement was fair from a financial point of view to Alkermes (Morgan Stanley’s opinion is attached as Annex B to this proxy statement/prospectus). The Alkermes board of directors generally discussed the materials provided to them regarding the proposed business combination by Alkermes management and Alkermes’ advisers and indicated that those materials were thorough, complete and allowed them to undertake a sound decision-making process regarding the proposed business combination. The members of the Alkermes board of directors present at the meeting then approved the merger agreement, the form of the shareholder’s agreement and the business combination, and the commitment letter and fee letter. The Alkermes board members present at the meeting determined that the merger agreement, the form of shareholder’s agreement and the business combination are advisable and in the best interests of Alkermes and its shareholders and authorized the appropriate officers of Alkermes to finalize, execute and deliver the merger agreement, the commitment letter, the fee letter and the ancillary agreements.

In the morning of May 9, 2011, all agreements were finalized and the merger agreement was executed by and among Elan, Antler Science Two Limited (i.e., New Alkermes), Elan Science Four Limited, EDT Pharma Holdings Limited, EDT US Holdco Inc., Antler Acquisition Corp., and Alkermes, the commitment letter and fee letter were executed by and among Alkermes, MSS and HSBC and other relevant documents were executed between Alkermes and Elan. Prior to the opening of trading on NASDAQ, Alkermes and Elan issued a joint press release announcing the business combination.

Alkermes’ Reasons for the Business Combination and Recommendation of Alkermes’ Board of Directors

The Alkermes board of directors has determined that the terms of the merger agreement are in the best interests of Alkermes and its shareholders. The Alkermes board of directors consulted with its management as well as its legal counsel and financial advisers in reaching its decision to approve, adopt and declare advisable the merger agreement and the business combination (including the merger and the reorganization) and recommends to the Alkermes shareholders that they vote “FOR” adoption of the merger agreement.

In reaching its conclusion to approve the merger agreement and the business combination, the Alkermes board of directors reviewed a significant amount of information and considered a number of factors in its deliberations and concluded that the business combination is likely to result in significant strategic and financial benefits to New Alkermes, which would accrue to Alkermes shareholders, as shareholders of New Alkermes, and in particular believes that:

•	combining Alkermes and EDT will create a larger, faster growing biopharmaceutical company that is immediately and sustainably profitable on a cash earnings basis with growing revenues in excess of $450 million and growing margins of adjusted EBITDA;

•	New Alkermes will have a diversified portfolio of products including five key products with long patent lives: Ampyra, Vivitrol, Bydureon, Risperdal Consta and Invega Sustenna;

•	New Alkermes will be a leader in the development of medicines for the treatment of central nervous system diseases with an established track record of successful innovation. It will have a powerful combination of commercial stage products and new pipeline candidates developed in collaboration with major pharmaceutical companies and for its own account;

•	New Alkermes will have deep scientific, development and manufacturing capabilities which will provide competitive advantages in the creation of innovative biopharmaceutical products for itself and its partners;

•	New Alkermes will have the scale, diversification and technical and manufacturing capabilities to accelerate the ongoing business transition from a provider of drug delivery technologies and services to a developer of proprietary innovative pharmaceutical products; and

•	New Alkermes will have enhanced financial resources to invest in its proprietary drug candidates, pursue additional growth opportunities and reduce its cost of capital.

These beliefs are based in part on the following factors that the Alkermes board of directors considered:

•	the anticipated market capitalization, strong balance sheet, free cash flow, liquidity and capital structure of New Alkermes;

•	the significant value represented by the expected increased cash flow and earnings improvement of New Alkermes;

•	that Alkermes’ and EDT’s intellectual property portfolios, product lines and geographic scopes are generally complementary, and do not present areas of significant overlap, and that in particular,

New Alkermes will receive royalties from two important long-acting injectable antipsychotic drugs, Risperdal Consta and Invega Sustenna;

•	that New Alkermes will have manufacturing facilities with unique and complementary capabilities to manufacture complex drug formulations in Athlone, Ireland, Gainesville, Georgia and Wilmington, Ohio;

•	that, subject to certain limited exceptions, Elan is prohibited from soliciting, participating in any discussion or negotiations, providing information to any third party or entering into any agreement providing for the acquisition of New Alkermes;

•	the limited number and nature of the conditions to Elan’s obligation to complete the business combination;

•	that Elan must pay Alkermes a termination fee of $25 million if the merger agreement is terminated under circumstances specified in the merger agreement, as described in the section entitled “The Business Combination Agreement and Plan of Merger — Termination Fee”;

•	the fact that any New Alkermes ordinary shares issued to the Alkermes shareholders as a result of the merger will be registered on Form S-4 and will be unrestricted for the Alkermes shareholders;

•	the fact that the business combination is subject to the adoption of the merger agreement by the Alkermes shareholders;

•	the likelihood that the business combination will be completed on a timely basis;

•	its knowledge of the Alkermes business, operations, financial condition, earnings, strategy and future prospects;

•	its knowledge of the EDT business, operations, financial condition, earnings, strategy and future prospects and the results of Alkermes’ due diligence review of EDT;

•	the financial statements of EDT;

•	the likelihood that Alkermes would be able to obtain the necessary financing given the financing commitments from the commitment parties;

•	the current and prospective competitive climate in the industry in which Alkermes and EDT operate, including the potential for further consolidation;

•	the tax benefits to New Alkermes as an Irish tax resident and incorporated corporation, the benefits of which would accrue to Alkermes shareholders, as shareholders of New Alkermes;

•	the presentation and the financial analyses of Morgan Stanley and its opinion that, as of May 8, 2011, and based upon the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the consideration to be paid by Alkermes pursuant to the merger agreement was fair from a financial point of view to Alkermes, in each case as more fully described in the section entitled “The Business Combination — Opinion of Alkermes’ Financial Adviser”;

•	its consideration with its legal and financial advisers of alternatives to the business combination, the ability, and extent to which it might be able, to increase the value of Alkermes for its shareholders through these alternatives and the timing and likelihood of effecting any alternative;

•	the current and prospective economic environment and increasing competitive burdens and constraints facing Alkermes;

•	Elan’s agreement to limit its competitive activities for three years after the completion of the business combination; and

•	the terms of the shareholder’s agreement to be entered into in connection with the business combination, including the standstill, lock-up and voting provisions as described in the section entitled “Other Related Agreements — Shareholder’s Agreement.”

The Alkermes board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the business combination, including the following:

•	the combination of the businesses currently conducted by Alkermes and EDT will create numerous risks and uncertainties which could adversely affect New Alkermes’ operating results;

•	uncertainties associated with New Alkermes may cause the combined business to lose significant business partners, including pharmaceutical companies who are in discussions with EDT to provide contract manufacturing services;

•	the existing and potential challenges by generic companies to the intellectual property rights covering certain of EDT’s products;

•	the risk that New Alkermes may lose key personnel, which could lead to loss of partners and a decline in revenues, or otherwise adversely affect the operations of the combined business;

•	the risk of not being able to realize all of the anticipated cost savings and operational synergies between Alkermes and EDT and the risk that other anticipated benefits to New Alkermes might not be realized;

•	the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of New Alkermes (see “Summary — Regulatory Approvals Required”);

•	the risk that the business combination might not be consummated in a timely manner or at all;

•	failure to complete the business combination could cause Alkermes to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors and customers;

•	the business combination is expected to be taxable to the Alkermes shareholders;

•	New Alkermes does not expect to pay dividends in the immediate future, and Alkermes shareholders must rely on increases in the trading prices of the New Alkermes ordinary shares for returns on their investment;

•	Elan’s ability to compete with New Alkermes without restriction three years after the effective time of the merger;

•	New Alkermes may have potential conflicts of interest with Elan relating to their ongoing relationship;

•	subject to the terms of the shareholder’s agreement, Elan will have rights reflecting its approximately 25% interest in New Alkermes. As a result, the ability of Alkermes shareholders to influence the outcome of matters requiring shareholder approval could be limited if the voting provisions of the shareholder’s agreement lapse after the completion of the business combination;

•	the fact that the merger agreement prohibits Alkermes from taking a number of actions relating to the conduct of its business prior to the completion of the business combination without the prior consent of Elan;

•	the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging alternative acquisition transactions involving Alkermes, including: (1) the restrictions on Alkermes’ ability to solicit proposals for alternative transactions; and (2) the requirement that Alkermes pay a termination fee of $25 million to Elan in certain circumstances following the termination of the merger agreement;

•	the increased leverage of New Alkermes, which will result in interest payments and could negatively affect the combined business’ credit ratings, limit access to credit markets or make such access more expensive and reduce operational and strategic flexibility; and

•	the risks of the type and nature described under the sections entitled “Risk Factors” and“Cautionary Statement Regarding Forward-Looking Statements.”

The Alkermes board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the business combination were outweighed by the potential benefits that it expected Alkermes and the Alkermes shareholders would achieve as a result of the business combination.

This discussion of the information and factors considered by the Alkermes board of directors includes the principal positive and negative factors considered by the Alkermes board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Alkermes board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the business combination, and the complexity of these matters, the Alkermes board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and business combination and to make its recommendations to the Alkermes shareholders. Rather, the Alkermes board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Alkermes board of directors may have given differing weights to different factors.

Opinion of Alkermes’ Financial Adviser

On February 18, 2011, Alkermes engaged Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible combination with EDT. Alkermes selected Morgan Stanley to act as its financial adviser based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Alkermes. At the meeting of the Alkermes board of directors on May 8, 2011, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of May 8, 2011, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be paid by Alkermes pursuant to the merger agreement is fair from a financial point of view to Alkermes.

The full text of the written opinion of Morgan Stanley, dated as of May 8, 2011, and referred to in this proxy statement/prospectus as the opinion, is attached to this proxy statement/prospectus as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Alkermes encourages you to read the entire opinion carefully and in its entirety.

Morgan Stanley’s opinion is directed to the Alkermes board of directors and addresses only the fairness from a financial point of view to Alkermes of the consideration to be paid by Alkermes pursuant to the merger agreement, as of the date of the opinion. It does not address any other aspects of the transactions, or in any manner address the prices at which the New Alkermes ordinary shares will trade at any time, including following consummation of the business combination, and does not constitute a recommendation to any holder of Alkermes common stock as to how to vote at any shareholders’ meeting held in connection with the business combination or whether to take any other action with respect to the business combination. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of EDT and Alkermes, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning EDT and Alkermes, respectively;

•	reviewed certain financial projections prepared by the managements of Alkermes and Elan concerning EDT and certain financial projections prepared by the management of Alkermes concerning Alkermes;

•	reviewed information relating to certain strategic, financial, tax and operational benefits anticipated from the business combination, prepared by the managements of Alkermes and Elan;

•	discussed the past and current operations and financial condition and the prospects of EDT, including information relating to certain strategic, financial, tax and operational benefits anticipated from the business combination, with the management of Elan;

•	discussed the past and current operations and financial condition and the prospects of Alkermes, including information relating to certain strategic, financial, tax and operational benefits anticipated from the business combination, with the management of Alkermes;

•	reviewed the pro forma impact of the business combination on Alkermes’ earnings, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Alkermes common stock;

•	compared the financial performance of EDT and Alkermes with that of certain other publicly-traded companies comparable to EDT and Alkermes, respectively;

•	participated in certain discussions and negotiations among representatives of Elan and Alkermes and their financial and legal advisers;

•	reviewed the merger agreement, the draft commitment letter from certain lenders to Alkermes substantially in the form of the draft dated May 7, 2011 (the “commitment letter”), the shareholder’s agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Alkermes and Elan, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the business combination, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Alkermes and Elan of the future financial performance of EDT and of the management of Alkermes of the future financial performance of Alkermes. In addition, Morgan Stanley assumed that the business combination, including the merger, will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, without limitation, that Alkermes will obtain financing in accordance with the terms set forth in the commitment letter. Morgan Stanley relied upon, without independent verification, the assessment by the management of Alkermes of: (i) the strategic, financial, tax and other benefits expected to result from the business combination; (ii) the timing and risks associated with the integration of EDT with Alkermes; (iii) the ability to retain key employees of EDT and Alkermes, respectively and (iv) the validity of, and risks associated with, EDT’s and Alkermes’ existing and future technologies, intellectual property, products, services and business models. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the business combination. Morgan Stanley noted that it is not a legal, tax or regulatory adviser. Morgan Stanley is a financial adviser only and relied upon, without independent verification, the assessment of Alkermes and its legal, tax or regulatory advisers with respect to legal, tax or regulatory matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of EDT or Alkermes, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, May 8, 2011. Events occurring after May 8, 2011 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated May 8, 2011. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Various analyses presented below were based on the closing price of Alkermes common stock of $14.47 per share as of May 6, 2011, the last full trading day prior to the meeting of the Alkermes board of directors to consider and approve, adopt and authorize the merger agreement.

Equity Research Analysts’ Estimates of Value.  Morgan Stanley reviewed and analyzed values of EDT prepared and published by equity research analysts from April 12, 2011 and prior to April 21, 2011. These values reflected each analyst’s estimate of value of EDT. The range of analysts’ estimates for EDT was $700 million to $1,150 million.

Morgan Stanley noted that the value of the consideration to be paid by Alkermes pursuant to the merger agreement as of May 8, 2011 was approximately $960 million, based on the closing price of Alkermes common stock of $14.47 per share as of May 6, 2011.

The value estimates published by equity research analysts are subject to uncertainties, including the future financial performance of EDT and future financial market conditions.

Public Trading Comparables Analysis.  Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied standalone trading value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of EDT with comparable publicly available consensus equity research estimates for companies that share similar business characteristics, such as those that operate in the pharmaceutical or drug delivery businesses or those that have similar scale and operating characteristics, which are referred to in this proxy statement/prospectus as the Comparable Companies. The Comparable Companies included the following:

Novo Nordisk A/S
Shire plc
UCB S.A.
Ipsen S.A.
Alkermes
Nektar Therapeutics
Acino Holding AG
Patheon Inc.
LifeCycle Pharma A/S
Alexion Pharmaceuticals, Inc.
Actelion Pharmaceuticals Ltd
United Therapeutics Corporation
Cubist Pharmaceuticals, Inc.
Acorda Therapeutics, Inc.

For purposes of this comparative analysis, Morgan Stanley analyzed for each of these Comparable Companies the multiple of aggregate value to estimated earnings before interest, taxes, depreciation and amortization, which is referred to in this proxy statement/prospectus as EBITDA, for calendar year 2011 (in each case, based on publicly available consensus estimates).

Based on the analysis of the relevant metrics for each of the Comparable Companies, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant financial statistic for EDT. For the estimated EBITDA for calendar year 2011, Morgan Stanley utilized a set of estimates for EDT developed by the management of Alkermes, which is referred to in this proxy statement/prospectus as the Alkermes Management Case, and a set of estimates for EDT prepared by Elan’s management, which is referred to in this proxy statement/prospectus as the Elan Management Case.

Morgan Stanley calculated the estimated implied value of EDT as of May 7, 2011 as follows:

Calendar Year Financial Statistic: Comparable Company

	Multiple Range	Implied Value

Alkermes Management Case:
Aggregate Value to Estimated 2011 EBITDA	5.0x — 10.0x	$470 million — $940 million
Elan Management Case:
Aggregate Value to Estimated 2011 EBITDA	5.0x — 10.0x	$575 million — $1,145 million

Morgan Stanley also selected representative ranges of financial multiples and applied these ranges to the relevant financial statistics set forth in the Alkermes Management Case or the Elan Management Case, as applicable, adjusted to reflect the estimate of the value of the possible synergies achievable as a result of the business combination using synergy estimates prepared by Alkermes management. For the estimated EBITDA for calendar year 2011, Morgan Stanley utilized a set of estimates based on the Alkermes Management Case and a set of estimates based on the Elan Management Case, and added the net present value of synergies as estimated by Alkermes management to each of these.

Morgan Stanley calculated the estimated implied value of EDT plus synergies as of May 7, 2011 as follows:

Calendar Year Financial Statistic: Comparable Company

	Multiple Range	Implied Value

Alkermes Management Case with Synergies:
Aggregate Value to Estimated 2011 EBITDA	5.0x — 10.0x	$710 million — $1,180 million
Elan Management Case with Synergies:
Aggregate Value to Estimated 2011 EBITDA	5.0x — 10.0x	$775 million — $1,350 million

Morgan Stanley noted that the value of the consideration to be paid by Alkermes pursuant to the merger agreement as of May 8, 2011 was approximately $960 million, based on the closing price of Alkermes common stock of $14.47 per share as of May 6, 2011.

No company utilized in the public trading comparables analysis is identical to EDT. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of EDT, such as the impact of competition on EDT and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of EDT or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis.  Morgan Stanley calculated a range of values for EDT based on a discounted cash flow analysis to value EDT as a standalone entity as well as an entity incorporating synergies. Morgan Stanley utilized projections from the Alkermes Management Case, an Alkermes Management Case incorporating certain upside projections for the EDT product Ampyra, which is referred to in this proxy statement/prospectus as Ampyra Upside, and described under “Certain Unaudited Financial Projects” below, and the Elan Management Case. Morgan Stanley calculated the net present value of free cash flows for EDT for calendar years 2011 through 2027. These values were discounted to present values as of March 31, 2011 at discount rates ranging from 8.75% to 10.25% to reflect a range of the estimated cost of capital for EDT. In addition, Morgan Stanley used these projections as adjusted to reflect estimated synergies as described above. The cost of capital was estimated using the Capital Asset Pricing Model.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value of EDT

Case	Implied Value

Alkermes Management Case	$885 million	—	$930 million
Alkermes Management Case with Ampyra Upside	$975 million	—	$1,065 million
Elan Management Case	$1,070 million	—	$1,155 million
Alkermes Management Case including Synergies	$1,085 million	—	$1,180 million
Alkermes Management Case with Ampyra Upside including Synergies	$1,205 million	—	$1,310 million
Elan Management Case including Synergies	$1,265 million	—	$1,365 million

Morgan Stanley noted that the value of the consideration to be paid by Alkermes pursuant to the merger agreement as of May 8, 2011 was approximately $960 million, based on the closing price of Alkermes common stock of $14.47 per share as of May 6, 2011.

Leveraged Buyout Analysis.  Morgan Stanley performed an illustrative leveraged buyout analysis to estimate the theoretical prices at which a financial sponsor might effect a leveraged buyout of EDT. For purposes of this analysis, Morgan Stanley assumed a transaction date of March 31, 2011. Morgan Stanley utilized projections from the Alkermes Management Case in performing its analysis and analyzed two different scenarios. The Exit Scenario assumed the removal of certain unallocated research and development costs, as well as an exit by the financial sponsor on March 31, 2016 with the valuation of EDT realized by the financial sponsor in such subsequent exit transaction based on a 5.0x to 7.0x aggregate value to next-twelve months EBITDA multiple and estimated total debt and cash for EDT as of March 31, 2016. The Harvest Scenario assumed the removal of all unallocated research and development costs and assumed that the financial sponsor collected excess cash flows through March 31, 2021. In both the Exit Scenario and the Harvest Scenario, maximum debt was assumed to be $400 million. The implied acquisition price paid by the financial sponsor was based on a hypothetical target range of internal rates of return for the financial sponsor between March 31, 2011 and March 31, 2016 of 17.0% to 22.0%.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value of EDT

Scenario	Implied Value

Exit Scenario	$700 million — $900 million
Harvest Scenario	$500 million — $700 million

Morgan Stanley noted that the value of the consideration to be paid by Alkermes pursuant to the merger agreement as of May 8, 2011 was approximately $960 million, based on the closing price of Alkermes common stock of $14.47 per share as of May 6, 2011.

Illustrative New Alkermes Intrinsic Value Analysis.  Morgan Stanley performed an illustrative intrinsic value analysis of New Alkermes to assess the potential impact on value to Alkermes shareholders. For this analysis, Morgan Stanley used the Alkermes Management Case for the projections for EDT. Morgan Stanley noted that the market value of Alkermes on May 6, 2011 was approximately $1,456 million. Morgan Stanley also noted that calculation of the intrinsic value based on relative ownership of New Alkermes ordinary shares following the business combination ($1,456 million less 24% of standalone Alkermes, plus 76% of standalone EDT prior to synergies, plus 76% of net operating synergies less 76% of the cash consideration to be paid to Elan) resulted in a value for New Alkermes of $1,584 million, a 9% increase from the standalone value of Alkermes. Additionally, Morgan Stanley also noted that assuming the Ampyra Upside resulted in a value of $1,680 million, a 15% increase from the standalone value of Alkermes.

In connection with the review of the business combination by the Alkermes board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of EDT. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Alkermes or New Alkermes. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be paid by Alkermes pursuant to the merger agreement and in connection with the delivery of its opinion, dated May 8, 2011, to the Alkermes board of directors. These analyses do not purport to be appraisals.

The consideration was determined through arm’s-length negotiations between Alkermes and Elan and was approved by the Alkermes board of directors. Morgan Stanley provided advice to Alkermes during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Alkermes or that any specific consideration constituted the only appropriate consideration for the business combination.

Morgan Stanley’s opinion and its presentation to the Alkermes board of directors was one of many factors taken into consideration by the Alkermes board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Alkermes board of directors with respect to the consideration, or of whether the Alkermes board of directors would have been willing to agree to different consideration.

Alkermes retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise and its knowledge of the business affairs of Alkermes. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. Morgan Stanley also is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Alkermes, New Alkermes, Elan, or any other company, or any currency or commodity, that may be involved in the business combination, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided Alkermes financial advisory services and a financial opinion in connection with the business combination, and Alkermes has agreed to pay Morgan Stanley a fee for its services of between $8.5 million and $11 million, $250,000 of which was payable upon engagement of Morgan Stanley, $2 million of which became payable upon execution of the merger agreement and the remainder of which is contingent upon the closing of the business combination. In addition, MSSF, an affiliate of Morgan Stanley, is providing to Alkermes a portion of the financing required in connection with the business combination, for which such affiliate will receive fees from Alkermes of approximately $8.0 million in the aggregate. Morgan Stanley or one or more of its affiliates may also provide financing services to Elan for purposes that are unrelated to the business combination, including restructuring or refinancing Elan’s existing debt, in one or more transactions to be executed separately from, and without receipt of internal strategic information from Elan regarding, the business combination. Alkermes has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisers, incurred in connection with its services. In addition, Alkermes has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services to Alkermes and Elan and has received fees in connection with certain of such services. Morgan Stanley may also seek to provide such services to New Alkermes, Alkermes and Elan in the future and expects to receive fees for the rendering of these services. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley’s investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Certain Unaudited Financial Projections

Alkermes and Elan do not, as a matter of course, publicly disclose extended projections of future revenues, earnings or other financial performance, particularly of EDT. New Alkermes has included in this proxy statement/prospectus certain financial projections for EDT that the managements of Alkermes and Elan prepared in connection with the business combination. The projections are included on this proxy statement/prospectus only because such projections were provided to Morgan Stanley.

These financial projections were also provided to Morgan Stanley, the financial adviser to Alkermes. These financial projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or IFRS or U.S. GAAP. Neither PwC, Alkermes’ independent registered public accounting firm nor KPMG, Elan and EDT’s independent registered public accounting firm, have examined or compiled nor performed any procedures on any of the financial projections, expressed any conclusion or provided any form of assurance with respect to the financial projections and, accordingly, assume no responsibility for them. The reports of the independent registered public accounting firms of Alkermes and EDT, included elsewhere in this proxy statement/prospectus, relate to the historical financial information of Alkermes and EDT, respectively. They do not extend to the financial projections and should not be read to do so. The inclusion of this information in this proxy statement/prospectus should not be regarded as an indication that any of New Alkermes, Alkermes, Elan or any other recipient of this information considered, or now considers, it to be necessarily predictive of future results of EDT. New Alkermes, Alkermes and Elan do not intend to update or otherwise revise the financial projections to correct any errors existing in such projections when made, to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections are shown to be in error.

The inclusion of the financial projections in this proxy statement/prospectus shall not be deemed an admission or representation by New Alkermes, Alkermes or Elan that such information is material. As discussed below, the projections were prepared, using many assumptions, for the purpose of facilitating an evaluation of the financial performance of EDT, and due to the inherent uncertainty in these assumptions, the financial projections should not be considered necessarily to have significance outside of this limited and specific context.

The financial projections, a condensed subset of which are set forth below, are based on, among other things, certain assumptions. See “Risk Factors.” In order to facilitate the use of the financial projections for purposes of evaluating EDT, Alkermes and Elan used independent assumptions to prepare the financial projections, which have not been updated to take into account any circumstances or events occurring after the date the financial projections were prepared and do not necessarily reflect the current expectation of management of Alkermes or Elan and should not be read as such. The inclusion of the projections should not be regarded as an indication that New Alkermes, Alkermes or Elan considered or now consider them to be a reliable prediction of future results of EDT and you should not rely on them as such.

Although presented with numerical specificity, financial projections of this type are based on numerous estimates and assumptions that are subject to factors, such as technological progress, operating efficiencies, industry performance, general business, economic, regulatory, market and financial conditions, and the other factors listed in this proxy statement/prospectus under the section entitled “Risk Factors,” which are difficult to predict and most of which are beyond the control of New Alkermes, Alkermes and Elan. These or other factors may cause the financial projections or the underlying assumptions and estimates to be inaccurate. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections also do not take into account any circumstances or events occurring after the date they were prepared, and do not give effect to the business combination, including the merger. Accordingly, there can be no assurance that the financial projections will be realized, and actual results may vary materially from those reflected in the projections. You should read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the financial projections.

Certain of the financial projections set forth herein, including EBITDA, may be considered non-U.S. GAAP financial measures. Morgan Stanley understands that Alkermes and Elan believe this information could be useful in evaluating, on a prospective basis, EDT’s potential operating performance and cash flow. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as used by Alkermes and Elan may not be comparable to similarly titled amounts used by other companies.

Elan Management Case for EDT

In the course of discussions relating to the proposed business combination, Elan developed the Elan Management Case, financial projections for EDT for the years ending December 31, 2011, 2012, 2013, 2014, 2015 and 2016. In developing these financial projections, Elan used consensus analyst estimates of product-by-product revenues. The Elan Management Case was prepared by Elan and was furnished to and used by Alkermes and the Alkermes board of directors in connection with its evaluation of the strategic rationale for the business combination. The Elan Management Case was also furnished to Morgan Stanley in connection with the preparation of its opinion as described in the section entitled “The Business Combination — Opinion of Alkermes’ Financial Adviser.”

	Year Ended December 31,
	2011E	2012E	2013E	2014E	2015E	2016E
	(in millions)

Total Revenue	$277.8	$286.8	$340.2	$380.1	$438.4	$511.4
Gross Margin	191.3	202.1	242.7	279.9	317.6	385.4
OPEX	(76.7)	(78.8)	(79.1)	(79.5)	(79.9)	(80.4)
EBITDA	$114.6	123.4	163.5	200.4	237.7	305.0
Operating Profit	87.4	97.3	137.4	174.2	211.4	278.7

Alkermes Management Case for EDT

In the course of its due diligence, Alkermes developed the Alkermes Management Case, with financial projections for EDT for the years ending December 31, 2011, 2012, 2013, 2014, 2015 and 2016, 2017, 2018, 2019, 2020 and 2021. In developing these financial projections, Alkermes management used a combination of consensus analyst estimates, Elan management estimates and the good faith judgment of Alkermes management to estimate, on a product-by-product basis, future revenues for the EDT products which were then totaled to derive a projected aggregate revenue for EDT. In its base case, Alkermes management assumed no revenues outside the United States for Ampyra. Alkermes management then separately added as estimate of future non-U.S. revenues for Ampyra, which served as the “Ampyra Upside Case.” The Alkermes Management Case was prepared to assist the Alkermes board of directors in its evaluation of the strategic rationale for the business combination and was furnished to and used by Morgan Stanley in connection with the preparation of its opinion as described in the section entitled “The Business Combination — Opinion of Alkermes’ Financial Adviser.”

	Year Ended December 31,
	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
	(in millions)

Total Revenue	$250.2	$255.7	$285.1	$326.6	$372.6	$411.8	$428.2	$472.6	$412.8	$410.7	$431.0
Cost of Sales	85.5	86.9	93.1	100.9	114.1	107.1	110.6	121.4	103.6	100.7	97.6
R&D	44.8	47.1	48.4	48.9	49.4	51.9	54.5	57.2	60.0	63.0	66.2
SG&A	17.3	16.7	17.2	17.7	18.2	19.1	20.0	21.0	22.1	23.2	24.3
Corp Expenses	8.4	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5
EBITDA	$94.2	98.5	119.8	152.7	184.4	227.3	233.8	260.7	206.3	193.9	180.6
EBITDA (including Ampyra Upside)	94.2	98.5	119.8	152.7	184.4	227.3	235.8	264.8	216.3	210.3	219.7

Financing Relating to the Business Combination

Alkermes has entered into a debt commitment letter with MSSF and HSBC, pursuant to which MSSF and HSBC have committed, subject to customary conditions as further described below, to provide the First-Lien Term Loan Facility and the Second-Lien Term Loan Facility. The term of the First-Lien Term Loan Facility is six years and the term of the Second-Lien Term Loan Facility is seven years. The newly committed financing, in addition to existing cash balances, will be used to fund the cash portion of the consideration payable in the business combination, to repay and redeem existing indebtedness of Alkermes and New Alkermes and their respective subsidiaries, if any, and to pay transaction fees and expenses. The debt financing commitments are available until November 5, 2011 and are subject to:

•	consummation of the merger in accordance with the merger agreement, prior to or substantially simultaneously with the funding of the Term Loan Facilities;

•	the absence of a “Business Material Adverse Effect” (as defined in the merger agreement) since December 31, 2010 (See “The Business Combination Agreement and Plan of Merger — Covenants — Additional Agreements”);

•	the execution and delivery of definitive loan documentation for the Term Loan Facilities, including, but not limited to, credit agreements, security agreements and guaranties;

•	delivery of certain historical and pro forma financial information for EDT and pro forma financial statements for New Alkermes;

•	a 20-business-day period (with customary black-out dates) for marketing and syndication of the Term Loan Facilities after delivery by Alkermes of a confidential information memorandum relating to the Term Loan Facilities; and

•	other customary financing conditions.

In the merger agreement, Alkermes has agreed to use its reasonable best efforts to obtain debt financing on the terms and conditions described in the debt commitment letter. (See “The Business Combination Agreement and Plan of Merger — Covenants — Additional Agreements.”)

Alkermes’ obligations under the Term Loan Facilities will be guaranteed by New Alkermes, certain of its direct and indirect wholly-owned subsidiaries, including certain direct and indirect wholly-owned U.S. subsidiaries of Alkermes, and will be secured by substantially all the assets of Alkermes and the guarantors.

Interests of Certain Persons in the Transactions

Management

Immediately prior to the effective time, the following current Alkermes senior executive officers are expected to be appointed officers of New Alkermes: Kathryn L. Biberstein, Senior Vice President, Government Relations and Public Policy, General Counsel and Secretary, and Chief Compliance Officer, Elliot W. Ehrich, M.D., Senior Vice President, Research and Development, and Chief Medical Officer, James M. Frates, Senior Vice President, Chief Financial Officer and Treasurer, Michael J. Landine, Senior Vice President, Corporate Development, Richard F. Pops, Chairman, President and Chief Executive Officer and Gordon G. Pugh, Senior Vice President, Chief Operating Officer and Chief Risk Officer. Other current Alkermes officers may be employed by New Alkermes. Their positions at New Alkermes will entitle these individuals to compensation and equity awards from New Alkermes. Following the completion of the business combination, options to purchase Alkermes common stock currently owned by Alkermes’ executive officers will be assumed by New Alkermes and converted into options to purchase ordinary shares of New Alkermes. Stock awards in the form of Alkermes common stock currently owned by Alkermes’ executive officers will be converted into a right to receive New Alkermes ordinary shares.

Directors

The following eight current directors of Alkermes will become directors of New Alkermes in connection with the business combination: David W. Anstice, Floyd E. Bloom, Robert A. Breyer, Wendy L. Dixon, Geraldine A. Henwood, Paul J. Mitchell, Richard F. Pops and Mark B. Skaletsky. As directors of New Alkermes, these individuals will be entitled to compensation and equity awards from New Alkermes.

Indemnification

Alkermes has entered into indemnification agreements with its directors and executive officers. Under the terms of the indemnification agreement, Alkermes will indemnify each director or executive officer to the fullest extent permitted by law for expenses actually and reasonably incurred by the director or executive officer in relation to claims, brought against such director or executive officer, that arise from actions taken while acting as a director or executive officer of Alkermes, except to the extent that such indemnification is prohibited by applicable law or would be duplicative of amounts otherwise actually provided to such director or executive officer in relation to such claims. Alkermes will advance the expenses of such director or executive officer in connection with his or her defense. Each director or executive officer undertakes to the fullest extent required by law to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Alkermes.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to Alkermes regarding the beneficial ownership of its common stock as of June 16, 2011, by (i) all persons who own beneficially more than 5% or more of its outstanding common stock, (ii) each Alkermes director, (iii) each of the named executive officers of Alkermes and (4) all directors and executive officers as a group. Unless otherwise indicated, the principal address of each of the shareholders listed below is c/o Alkermes, 852 Winter Street, Waltham, MA 02451.

	Shares	Percent
	Beneficially	Beneficially
Name	Owned(1)	Owned(2)

5% Shareholders
FMR LLC(3)	14,275,434	14.68%
82 Devonshire Street
Boston, MA 02109
Federated Investors, Inc.(4)	10,090,672	10.37%
Federated Investors Tower
Pittsburgh, PA 15222
Wellington Management Company, LLP(5)	9,731,403	10.01%
75 State Street
Boston, MA 02109
Blackrock, Inc.(6)	5,906,881	6.07%
40 East 52nd Street
New York, NY 10022
James E. Flynn(7)	5,711,931	5.87%
780 Third Avenue, 37th Floor
New York, NY 10017

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of Alkermes, all persons listed have sole voting and investment power with respect to their shares of common stock.

(2)	Applicable percentable of ownership as of June 17, 2011, is based upon 97,261,483 shares of Alkermes common stock outstanding.

(3)	Based solely on a Schedule 13G/A dated February 11, 2011, FMR LLC, a parent holding company, has sole voting power over 33,050 shares of Alkermes common stock and sole investment power over 14,275,434 shares of Alkermes common stock. Of the shares reported as beneficially owned by FMR LLC:

•	10,182,261 shares were owned by Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 14,246,684 shares owned by the funds. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,246,684 shares of the common stock outstanding of Alkermes.

•	28,750 shares were owned by Pyramis Global Advisors, LLC, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which is referred to in this proxy statement/prospectus as PGALLC. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power and sole voting power over such 28,750 shares and, therefore, may be deemed to beneficially own the shares reported as beneficially owned by PGALLC.

In addition, due to their ownership, directly or through trusts, of shares representing 49% of the voting power of FMR LLC, the members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, may be deemed to beneficially own the shares reported as beneficially owned by FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides in the funds’ board of trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ board of trustees.

(4)	Based solely on a Schedule 13G/A dated February 8, 2011, Federated Investors, Inc., which is referred to in this proxy statement/prospectus as Federated, in its capacity as investment adviser, may be deemed to beneficially own and has sole voting and dispositive power with respect to 10,090,672 shares of Alkermes common stock. Federated is the parent holding company of investment advisers that act as advisers to registered investment companies and separate accounts that own shares of Alkermes common stock. All of Federated’s outstanding stock is held in the Voting Shares Revocable Trust for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. As trustees, these individuals are each deemed to beneficially own and share voting and dispositive power with respect to the 10,090,672 shares.

(5)	Based solely on a Schedule 13G/A dated April 11, 2011, Wellington Management Company, LLP, which is referred to in this proxy statement/prospectus as Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own 9,731,403 shares of Alkermes common stock which are held of record by clients of Wellington Management. Wellington Management shares voting power over 7,271,980 shares of Alkermes common stock and shares investment power over 9,731,403 shares of Alkermes common stock.

(6)	Based solely on a Schedule 13G/A dated January 21, 2011, Blackrock, Inc. beneficially owns and has sole dispositive and voting power with respect to 5,906,881 shares of Alkermes common stock.

(7)	Based solely on a Schedule 13G/A dated February 2, 2011, James E. Flynn, beneficially owns 5,711,931 shares of Alkermes common stock. Of the shares beneficially owned by Mr. Flynn:

•	2,364,730 shares are held by Deerfield Capital, L.P. and Deerfield Partners, L.P. Mr. Flynn, Deerfield Capital, L.P. and Deerfield Partners, L.P. have shared dispositive and voting power with respect to 2,364,730 shares of Alkermes common stock.

•	3,347,201 shares are held by Deerfield Management Company, L.P. and Deerfield International Limited. Mr. Flynn, Deerfield Management Company, L.P., and Deerfield International Limited have shared dispositive and voting power with respect to 3,347,201 shares of Alkermes common stock.

				Percent
Directors and Named	Number of Alkermes	Number of Shares		Beneficially
Executive Officers	Common	Issuable(1)	Total	Owned(2)

David W. Anstice	10,000	80,000	90,000		*
Floyd E. Bloom	140,375	200,000	340,375		*
Robert A. Breyer	64,156	166,450	230,606		*
Wendy L. Dixon	—	35,000	35,000		*
Geraldine A. Henwood	—	198,000	198,000		*
Paul J. Mitchell	8,000	188,000	196,000		*
Richard F. Pops	412,279	2,707,500	3,119,779	3.21%
Alexander Rich	348,400	200,000	548,400		*
Mark B. Skaletsky	5,000	159,000	164,000		*
Michael A. Wall	608,450	195,000	803,450		*
Elliot W. Ehrich	16,579	471,700	488,279		*
James M. Frates	84,064	738,250	822,314		*
Michael J. Landine	144,164	537,625	681,789		*
Gordon G. Pugh	18,615	602,050	620,665		*
All directors and executive officers as a group (15 individuals in total)	1,887,629	6,935,825	8,823,454	9.07%

*	Less than 1%

(1)	Shares that can be acquired through stock options exercisable and restricted stock unit awards vesting on or before August 15, 2011, which is 60 days from June 16, 2011.

(2)	Applicable percentable of ownership as of June 17, 2011, is based upon 97,261,483 shares of Alkermes common stock outstanding.

Principal Shareholders Following the Business Combination

The following table sets forth information, as of the date of this proxy statement/prospectus, regarding the expected beneficial ownership of New Alkermes ordinary shares, after giving effect to the proposed transactions, of:

•	each person that, based on current ownership of Alkermes common stock or otherwise, is expected to be a beneficial owner of more than 5% of New Alkermes ordinary shares;

•	each of the named executive officers of New Alkermes;

•	each of the individuals who will be a director or prospective director of New Alkermes; and

•	all directors and executive officers of New Alkermes, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, it is believed that each shareholder identified in the table possesses sole voting and investment power over all shares of New Alkermes ordinary shares shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on the approximately 129,161,483 shares of New Alkermes ordinary shares that will be outstanding immediately following the merger and, in the case of directors and executive officers, on the ownership of Alkermes common stock as of June 16, 2011.

	Number of
	Shares	Number of
	of Alkermes	Ordinary Shares	Percentage
Name and Address of Beneficial Owner	Common Stock	of New Alkermes	Beneficially Owned

Shareholders Owning Approximately 5% or more:
Elan Science Three Limited	0	31,900,000	24.70%
FMR LLC(1)	14,275,434	14,275,434	11.05%
Federated Investors, Inc.(2)	10,090,672	10,090,672	7.81%
Wellington Management Company, LLP(3)	9,731,403	9,731,403	7.53%

(1)	Based solely on a Schedule 13G/A dated February 11, 2011, FMR LLC, a parent holding company, has sole voting power over 33,050 shares of Alkermes common stock and sole investment power over 14,275,434 shares of Alkermes common stock. Of the shares reported as beneficially owned by FMR LLC:

•	10,182,261 shares were owned by Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 14,246,684 shares owned by the funds. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 14,246,684 shares of the common stock outstanding of Alkermes.

•	28,750 shares were owned by PGALLC a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC each has sole dispositive power and sole voting power over such 28,750 shares and therefore, may be deemed to beneficially own the shares reported as beneficially owned by PGALLC.

In addition, due to their ownership, directly or through trusts, of shares representing 49% of the voting power of FMR LLC, the members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, may be deemed to beneficially own the shares reported as beneficially owned by FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides in the funds’ Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Board of Trustees.

(2)	Based solely on a Schedule 13G/A dated February 8, 2011, Federated, in its capacity as investment adviser, may be deemed to beneficially own and has sole voting and dispositive power with respect to 10,090,672 shares of Alkermes common stock. Federated is the parent holding company of investment advisors that act as advisers to registered investment companies and separate accounts that own shares of Alkermes common stock. All of Federated’s outstanding stock is held in the Voting Shares Revocable Trust for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. As trustees, these individuals are each deemed to beneficially own and share voting and dispositive power with respect to the 10,090,672 shares.

(3)	Based solely on a Schedule 13G/A dated April 11, 2011, Wellington Management, in its capacity as investment advisor, may be deemed to beneficially own 9,731,403 shares of Alkermes common stock, which are held of record by clients of Wellington Management. Wellington Management shares voting power over 7,271,980 shares of Alkermes common stock and shares investment power over 9,731,403 shares of Alkermes common stock.

	Total Number of	Total Number of
	Shares of Alkermes	Ordinary Shares of	Beneficially Owned
Directors and Named Executive Officers	Common Stock(1)	New Alkermes	Percent(2)

David W. Anstice	90,000	90,000	*
Floyd E. Bloom	340,375	340,375	*
Robert A. Breyer	230,606	230,606	*
Wendy L. Dixon	35,000	35,000	*
Geraldine A. Henwood	198,000	198,000	*
Paul J. Mitchell	196,000	196,000	*
Richard F. Pops	3,119,779	3,119,779	2.42%
Mark B. Skaletsky	164,000	164,000	*
Shane Cooke	—	—	*
Elliot W. Ehrich	488,279	488,279	*
James M. Frates	822,314	822,314	*
Gordon G. Pugh	620,665	620,665	*
All directors and executive officers as a group (14 individuals in total)	7,471,604	7,471,604	5.79%

*	Less than 1%

(1)	Includes common stock held as of June 16, 2011 as well as shares that can be acquired through stock options exercisable and restricted stock unit awards vesting on or before August 15, 2011, which is 60 days from June 16, 2011.

(2)	Percentage of ownership of New Alkermes is based on 97,261,483 shares of Alkermes common stock outstanding plus 31,900,000 million ordinary shares that the Elan Shareholder will receive in connection with the business combination.

Regulatory Approvals Required

United States Antitrust

Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, the business combination cannot be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division, and specified waiting period requirements have been satisfied. On May 20, 2011, each of Alkermes and EDT filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. The waiting period under the HSR Act expired at 11:59 p.m. Eastern Daylight Time on June 20, 2011. Although the waiting period has expired, at any time before the effective time of the proposed transactions, the FTC, the Antitrust Division or others could take action under the antitrust laws with respect to the proposed transactions, including seeking to enjoin the proposed transactions or to require the divestiture of certain assets of Alkermes or EDT. There can be no assurance that a challenge to the proposed transactions on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

There are no relationships or related person transactions that would be required to be disclosed in this proxy statement/prospectus in accordance with SEC rules.

ACCOUNTING TREATMENT OF THE MERGER

The business combination of EDT and Alkermes will be accounted for using the acquisition method of accounting for business combinations with Alkermes being treated as the accounting acquirer under U.S. GAAP. Under this method of accounting, Alkermes will record the acquisition based on the fair value of the consideration given, which includes the market value of its shares issued in connection with the merger (based on the closing price of shares of Alkermes common stock on the closing date of the merger) and the cash consideration paid in the business combination. Alkermes will allocate the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the business combination. Any excess of the value of consideration paid over the aggregate fair value of those net assets will be recorded as goodwill.

CERTAIN TAX CONSEQUENCES OF THE MERGER

This section contains a general discussion of the material tax consequences of (1) the merger, (2) post-merger ownership and disposition of New Alkermes ordinary shares and (3) post-merger operations of New Alkermes.

The discussion under the caption “Certain Tax Consequences of the Merger — U.S. Federal Income Tax Considerations” addresses (1) application of the U.S. anti-inversion rules to New Alkermes, (2) the material U.S. federal income tax consequences of the merger to Alkermes and New Alkermes, and (3) the material U.S. federal income tax consequences to U.S. holders (as defined below) of (a) exchanging Alkermes common stock for New Alkermes ordinary shares in the merger and (b) owning and disposing of New Alkermes ordinary shares received in the merger.

The discussion of the merger and of ownership and disposition of shares received in the merger under “Certain Tax Consequences of the Merger — Irish Tax Considerations” addresses certain Irish tax considerations of the merger and subsequent operations for Alkermes and New Alkermes.

The discussion below is not a substitute for an individual analysis of the tax consequences of the merger, post-merger ownership and disposition of shares or post-merger operations of New Alkermes. You should consult your own tax adviser regarding the particular U.S. (federal, state and local), Irish and other non-U.S. tax consequences of these matters in light of your particular situation.

U.S. Federal Income Tax Considerations

Scope of Discussion

The following is a summary of the material U.S. federal income tax consequences of the merger generally expected to be applicable to the U.S. holders (as defined below) of Alkermes common stock and their receipt of New Alkermes ordinary shares. The summary is based upon the existing provisions of the Code, applicable Treasury Regulations, judicial authority, administrative rulings effective as of the date of hereof, and the income tax treaty between Ireland and the United States, which is referred to in this proxy statement/prospectus as the Tax Treaty. These laws and authorities are subject to change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Alkermes and New Alkermes ordinary shares as described herein. The discussion below does not address any state, local or foreign or any U.S. federal tax consequences other than U.S. federal income tax consequences such as estate and gift tax or U.S. Medicare contribution tax consequences that are applicable to the U.S. holder. The tax treatment of the merger to the holders will vary depending upon their particular situations.

The summary below is limited to U.S. holders who hold shares of Alkermes common stock or New Alkermes ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The following discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the merger. In particular, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are non-U.S. persons or entities, that are banks, financial institutions or insurance companies, tax-exempt entities, holders who do not hold their Alkermes common stock as a capital asset at the time of the merger, or their New Alkermes ordinary shares as a capital asset after the merger, holders who acquired their Alkermes common stock in connection with stock option or stock purchase plans or in other compensatory transactions, who hold Alkermes common stock or New Alkermes ordinary shares as part of an integrated investment (including a “straddle”) comprised of Alkermes common stock or New Alkermes ordinary shares, as the case may be, and one or more other positions, or who may hold Alkermes common stock or New Alkermes ordinary shares subject to the constructive sale provisions of Section 1259 of the Code. If a partnership holds shares of Alkermes common stock or New Alkermes ordinary shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Alkermes common stock or New Alkermes ordinary shares should consult their tax advisers. In addition, except as expressly provided below, the following discussion does not address the tax consequences of transactions effectuated prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger).

For purposes of this discussion, a ‘U.S. holder’ is a beneficial owner of Alkermes common stock or New Alkermes ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a U.S. domestic corporation or an entity taxable as a U.S. domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Alkermes has not requested and does not intend to request a ruling from the IRS and it is possible that the IRS may take different positions concerning the tax consequences of the merger than those stated below and such positions could be sustained.

Tax Consequences of the merger to Alkermes and New Alkermes

Neither Alkermes nor New Alkermes should be subject to U.S. federal income tax as a result of the merger.

The U.S. Anti-Inversion Rules

As described above under “Risk Factors — Risks Related to New Alkermes,” the IRS may assert as a result of the merger that (1) although New Alkermes is incorporated in Ireland, New Alkermes should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes, or (2) that Alkermes or New Alkermes may be unable to apply Alkermes’ net operating loss carryforwards to offset the taxable income or gain recognized by reason of the transfer by Alkermes of properties, or the license by Alkermes of any property to New Alkermes, as part of the merger (including the IP Transfer) or during the 10 year period following the merger under Section 7874 of the Code. These limitations would apply if the former shareholders of Alkermes hold 80 percent or more (60 percent, in the case of subparagraph (2) above) of the vote or value of the shares of New Alkermes by reason of holding stock in Alkermes, and New Alkermes’s “expanded affiliated group” after the merger does not have “substantial business activities” in Ireland relative to its worldwide activities.

Alkermes does not believe that either of these limitations should apply as a result of the merger. As a result of the merger, New Alkermes will indirectly acquire all of the assets of Alkermes, and the former shareholders of Alkermes will acquire approximately 75% of the stock in New Alkermes by reason of holding stock in Alkermes, less than the 80 percent needed for New Alkermes to potentially be treated as a U.S. corporation. Therefore, New Alkermes should not be treated as a U.S. corporation for U.S. federal income tax purposes.

In order to avoid precluding Alkermes from using its net operating loss carryforwards to offset taxable income generated by the IP Transfer, which would constitute inversion gain for purposes of Section 7874, the expanded affiliated group that includes New Alkermes must have substantial business activities in Ireland after the merger. After the merger, the expanded affiliated group that includes New Alkermes intends to conduct business activities in Ireland that should qualify as “substantial business activities” for purposes of Section 7874, including continuing the significant amount of business activities that members of the New Alkermes expanded affiliated group currently conduct. Section 7874 does not define the term “substantial business activities” or otherwise quantify the activities that the foreign corporation and its expanded affiliated group should have in the foreign corporation’s country of incorporation. Rather, temporary Treasury Regulations issued under section 7874 of the Code in 2009, which are referred to in this proxy statement/prospectus as the 2009 Regulations, provide a facts and circumstances test that looks to whether a foreign corporation’s expanded affiliated group has substantial business activities in the foreign corporation’s country of organization relative to its worldwide activities, in order to determine whether the “substantial business activities” test is satisfied. Among the factors identified are (i) the historical conduct of continuous business activities in the foreign country by the expanded affiliated group; (ii) the conduct of continuous business activities in the foreign country by the expanded affiliated group in the ordinary course of one or more active trades or businesses, involving property located in the foreign country that is owned by members of the expanded affiliated group, the performance of services in the foreign country by employees of the expanded affiliated group, and the sales of goods to customers; (iii) the performance in the foreign country of substantial managerial activities by officers and employees of the expanded affiliated group who are based in the foreign country; (iv) a substantial degree of ownership of the expanded affiliated group by investors resident in the foreign country; and (v) business activities in the foreign country that are material to the achievement of the overall business objectives of the expanded affiliated group.

It is expected that the activities the New Alkermes expanded affiliated group will conduct in Ireland following the merger should satisfy the substantial business activities test set forth in the 2009 Regulations. However, the IRS could assert a contrary position, in which case, New Alkermes could become involved in tax controversy with the IRS regarding possible additional U.S. tax liability. If New Alkermes is unsuccessful in resolving any such tax controversy in its favor, New Alkermes could be liable for significantly greater U.S. federal income tax than New Alkermes anticipates being liable for through the merger and the reorganization, including as a result of the IP Transfer.

Tax Consequences of the Merger to U.S. Holders

While not entirely free from doubt, Alkermes believes that the receipt of the New Alkermes ordinary shares for shares of Alkermes common stock pursuant to the merger should be a taxable transaction for U.S. federal income tax purposes. Under such treatment, in general, for U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss equal to the difference between the shareholder’s adjusted tax basis in the shares of the Alkermes common stock surrendered in the exchange, and the fair market value of the New Alkermes ordinary shares received as consideration in the merger. A U.S. holder’s adjusted basis in the shares of Alkermes common stock generally should equal the holder’s purchase price for such shares of Alkermes common stock, as adjusted to take into account stock dividends, stock splits, or similar transactions.

A U.S. holder’s gain or loss on the receipt of New Alkermes ordinary shares for shares of Alkermes common stock generally will be capital gain or loss. Net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by individuals, estates, and trusts from the sale of property held more than one year would generally be taxed at a rate not to exceed 15% for U.S. federal income tax purposes. Net capital gain from property held for one year or less will be subject to tax at ordinary income tax rates. In addition, capital gains recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. In general, capital losses are deductible only against capital gains and are not available to offset ordinary income. However, individual taxpayers are allowed to offset a limited amount of capital losses against ordinary income.

It is possible that the IRS could assert an alternative characterization of the merger that would prevent a U.S. holder from recognizing taxable loss on the exchange of Alkermes common stock for New Alkermes ordinary shares pursuant to the merger. Under such an alternative characterization, the U.S. holder’s basis in New Alkermes ordinary shares received will be the same as the basis of Alkermes common stock surrendered in exchange therefor, increased by any gain recognized on the exchange (as determined on a share-by-share basis). The holding period of New Alkermes ordinary shares to be received by a U.S. holder will include the holding period of the Alkermes common stock surrendered in exchange therefor. Under such an alternative characterization, a U.S. holder would still recognize capital gain, if any, on the exchange. U.S. holders are urged to consult their advisers as to the particular consequences of the exchange of Alkermes common stock for New Alkermes ordinary shares pursuant to the merger.

Tax Consequences to U.S. Holders of Holding Shares in New Alkermes plc

The gross amount of any dividend (including any related applicable dividend withholding tax, which is referred to in this proxy statement/prospectus as DWT) paid by New Alkermes to a U.S. holder out of its current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes) is subject to U.S. Federal income taxation. Dividends paid to a non-corporate U.S. holder prior to January 1, 2013 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the U.S. holder holds the New Alkermes ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by New Alkermes with respect to its common stock generally will be qualified dividend income. The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend will be the U.S. dollar value of the euro payment (determined at the spot U.S. dollar/euro exchange rate) on the date of actual or constructive receipt by the U.S. holder, regardless of whether the payment is converted into dollars. Gain or loss, if any resulting from currency exchange fluctuations during the periods from the date or U.S. holder includes the dividend payment on income to the date such U.S. holder converts the payment into U.S. dollars, generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in its shares of New Alkermes ordinary shares, and thereafter as capital gain.

Subject to certain limitations, any Irish tax (including DWT) withheld and paid over to Ireland will be creditable against the U.S. holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% federal tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under Irish law or the Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. holder’s U.S. Federal income tax liability.

Dividends paid by New Alkermes with respect to New Alkermes ordinary shares will be income from sources outside the United States and will depending on a U.S. holders circumstances, generally be ‘passive’ income. For purposes of computing the foreign tax credit affordable to the holder U.S. holders should consult their own tax advisers concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

Gain on Disposition

Upon the sale, exchange or other disposition of New Alkermes ordinary shares, a U.S. holder will recognize gain or loss, if any, equal to the difference between the U.S. dollar amount realized upon the sale, exchange, or other disposition and the U.S. holder’s tax basis in the stock. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2013 is generally taxed at a maximum rate of 15% where the U.S. holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividends on New Alkermes ordinary shares paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding (currently at a 28 percent rate) unless the holder (1) is a corporation or other exempt recipient (including generally non-U.S. holders who establish such foreign status) or (2) provides a taxpayer identification number and satisfies certain certification requirements. Information reporting requirements and backup withholding may also apply to the payment of proceeds from a sale (including a redemption) of New Alkermes ordinary shares within the United States. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS. Holders should consult their tax advisers regarding the application of information reporting and backup withholding to their particular situations.

If a U.S. holder of New Alkermes ordinary shares does not provide New Alkermes (or its paying agent) the holder’s correct taxpayer identification number or other required information, the holder may be subject to penalties imposed by the IRS.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF ALKERMES COMMON STOCK OR NEW ALKERMES ORDINARY SHARES SHOULD CONSULT HIS OR HER TAX ADVISER AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH HOLDER.

Irish Tax Considerations

Scope of Discussion

The following is a general summary of the main Irish tax considerations applicable to certain beneficial owners of Alkermes shares who receive New Alkermes ordinary shares in the merger and who are the beneficial owners of such New Alkermes ordinary shares. It is based on existing Irish law and practices in effect on the date of this proxy statement/prospectus and on discussions and correspondence with the Irish Revenue Commissioners. Legislative, administrative or judicial changes may modify the tax consequences described below.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to New Alkermes ordinary shares held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their New Alkermes ordinary shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions of the business combination, including the acquisition, ownership and disposition of the New Alkermes ordinary shares.

Irish Tax on Chargeable Gains

The receipt by Alkermes shareholders of New Alkermes ordinary shares as consideration for the cancellation of their Alkermes shares in the merger will not give rise to a liability to pay Irish tax on chargeable gains for persons that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold such shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency.

Alkermes shareholders who are resident or ordinarily resident for tax purposes in Ireland, or who hold their shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency, should consult their own tax advisers as to the Irish tax consequences of the business combination, including the merger.

Withholding Tax on Dividends

While New Alkermes does not currently intend to pay dividends, distributions made by New Alkermes would generally be subject to DWT, at the standard rate of income tax (currently 20%) unless one of the exemptions described below applies, which New Alkermes believes will be the case for the majority of shareholders. For DWT purposes, a dividend includes any distribution made by New Alkermes to its shareholders, including cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. New Alkermes is responsible for withholding DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders (both individual and corporate) are also entitled to an exemption from DWT. In particular, a non-Irish resident shareholder is not subject to DWT on dividends received from New Alkermes if the shareholder is:

•	an individual shareholder resident for tax purposes in a “relevant territory,” and the individual is neither resident nor ordinarily resident in Ireland. “Relevant territories” for the purposes of DWT are defined to include; Albania; Australia; Austria; Bahrain; Belarus; Belgium; Bosnia & Herzegovina; Bulgaria; Canada; Chile; China; Croatia; Cyprus; Czech Republic; Denmark; Estonia; Finland; France; Georgia; Germany; Greece; Hong Kong; Hungary; Iceland; India; Israel; Italy; Japan; Korea; Kuwait; Latvia; Lithuania; Luxembourg; Macedonia; Malaysia; Malta; Mexico; Moldova; Montenegro; Morocco; The Netherlands; New Zealand; Norway; Pakistan; Poland; Portugal; Romania; Russia; Serbia; Singapore; Slovak Republic; Slovenia; South Africa; Spain; Sweden; Switzerland; Turkey; United Arab Emirates; United Kingdom; United States; Vietnam; and Zambia;

•	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory”;

•	a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above but subject to the matters described below, the shareholder has provided the appropriate forms to his or her broker (and the relevant information is further transmitted to New Alkermes’ qualifying intermediary) before the record date for the dividend (in the case of shares held beneficially), or to New Alkermes’ transfer agent at least 14 business days before such record date (in the case of shares held directly).

Should it decide to pay a dividend, New Alkermes will enter into an agreement with an institution which will be recognized by the Irish Revenue Commissioners as a “qualifying intermediary” prior to paying any dividends or making any distributions. This will satisfy one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through the Depositary Trust Company, which is referred to in this proxy statement prospectus as DTC, as described below. The agreement will generally provide for certain arrangements relating to cash distributions in respect of those shares of New Alkermes that are held through DTC. The agreement will also provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution to be made to holders of the deposited securities, after New Alkermes delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

New Alkermes will rely on information received directly or indirectly from brokers and its transfer agent in determining where shareholders reside, whether they have provided the required U.S. forms and whether they have provided the required Irish dividend withholding tax forms, as described below. Shareholders who are required to file Irish forms in order to receive their dividends free of DWT should note that such forms are valid for five years and new forms must be filed before the expiration of that period in order to continue to enable them to receive dividends without DWT.

Links to the various Irish Revenue forms are available at:

http://www.revenue.ie/en/tax/dwt/forms/index.html.

In most cases, individual shareholders resident in a relevant territory should complete a non-resident Form V2A and corporate (company) shareholders resident in a relevant territory should complete a non-resident Form V2B. Where a shareholder is neither an individual nor a company but is resident in a relevant territory, it should complete a non-resident Form V2C. Please contact your broker or your tax adviser if you have any questions regarding Irish dividend withholding tax.

Shares Held by U.S. Resident Shareholders

Dividends paid on New Alkermes ordinary shares that are owned by residents of the United States and held beneficially through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the United States. Alkermes strongly recommends that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can further transmit the relevant information to New Alkermes’ qualifying intermediary) by filing a Form W-9 with their broker.

Dividends paid on New Alkermes ordinary shares that are owned by residents of the United States and held directly will not be subject to DWT if the shareholder held shares on the date on which it is publicly announced that the last shareholder vote approving the transactions has been passed, which is referred to as the relevant date in this proxy statement/prospectus, and has provided a valid Form W-9 showing a U.S. address or a valid U.S. taxpayer identification number to New Alkermes’ transfer agent or if the shareholder became a shareholder after the relevant date and has provided the appropriate Irish dividend withholding tax forms to New Alkermes’ transfer agent, in either case, at least 14 business days before the record date for the first dividend to which the shareholder is entitled. Alkermes strongly recommends that such shareholders ensure that an appropriate Form W-9 or taxpayer identification number or Irish dividend withholding tax form has been provided to New Alkermes’ transfer agent.

If any shareholder who is resident in the United States receives a dividend subject to DWT, he or she should generally be able to make an application for a refund from the Irish Revenue Commissioners on the prescribed form.

Shares Held by Residents of “Relevant Territories” Other Than the United States

Dividends paid to New Alkermes shareholders who are residents of “relevant territories” other than the United States and (in the case of companies) who are not under the control, directly or indirectly, of a person or persons who are resident in Ireland, generally will not be subject to Irish dividend withholding tax, but those shareholders will need to provide the appropriate tax forms in order to receive their dividends without any Irish dividend withholding tax as summarized below.

Shareholders who are residents of “relevant territories” other than the United States who acquired their shares on or before the relevant date generally will receive dividends paid on or before one year after the relevant date without any DWT. For shares held beneficially through DTC, dividends will be paid on or before one year after the relevant date without any DWT if the address of the relevant shareholder in his or her broker’s records as evidenced by a Form W-8 is in a “relevant territory” other than the United States. Alkermes strongly recommends that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can further transmit the relevant information to New Alkermes’ qualifying intermediary). For shares held directly, dividends will be paid on or before one year after the relevant date without any DWT if the shareholder has provided a valid U.S. Form W-8 showing an address in a “relevant territory” other than the United States to New Alkermes’ transfer agent at least 14 business days before the record date for the first dividend to which they are entitled. Alkermes strongly recommends that such shareholders ensure that the appropriate tax form has been provided to New Alkermes’ transfer agent.

Shareholders who are residents of “relevant territories” other than the United States who acquire all of their shares after the relevant date must complete the appropriate Irish dividend withholding tax forms in order to receive their dividends without DWT. Such shareholders must provide the appropriate Irish dividend withholding tax forms to their brokers (so that such brokers can further transmit the relevant information to New Alkermes’ qualifying intermediary) before the record date for the first dividend payment to which they are entitled (in the case of shares held beneficially), or to New Alkermes’ transfer agent at least 14 business days before such record date (in the case of shares held directly). Alkermes strongly recommends that such shareholders complete the appropriate Irish forms and provide them to their brokers or New Alkermes’ transfer agent, as the case may be, as soon as possible after acquiring their shares.

In addition, all shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their shares) must complete the appropriate Irish dividend withholding tax forms in order to receive dividends paid later than one year after the relevant date without DWT. Such shareholders must provide the appropriate Irish forms to their brokers (so that such brokers can further transmit the relevant information to New Alkermes’ qualifying intermediary) before the record date for the first dividend paid later than one year after the relevant date (in the case of shares held beneficially), or to New Alkermes’ transfer agent at least 14 business days before such record date (in the case of shares held directly). Alkermes strongly recommends that such shareholders complete the appropriate Irish forms and provide them to their brokers or New Alkermes’ transfer agent, as the case may be, as soon as possible.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies) will be subject to DWT in respect of dividend payments on their New Alkermes ordinary shares.

Shareholders that are residents of Ireland but are entitled to receive dividends without DWT must complete the appropriate Irish forms and provide them to their brokers (so that such brokers can further transmit the relevant information to New Alkermes’ qualifying intermediary) before the record date for the first dividend to which they are entitled (in the case of shares held beneficially), or to New Alkermes’ transfer agent at least 14 business days before such record date (in the case of shares held directly). Shareholders who are resident or ordinarily resident in Ireland or are otherwise subject to Irish tax should consult their own tax advisers.

Shares Held by Other Persons

New Alkermes shareholders who do not reside in “relevant territories” or in Ireland will be subject to DWT, but there are a number of other exemptions that could apply on a case-by-case basis. Dividends paid to such shareholders will be paid subject to DWT unless the relevant shareholder has provided the appropriate Irish dividend withholding tax form to his or her broker (so that such broker can further transmit the relevant information to New Alkermes’ qualifying intermediary) prior to the record date for the first dividend to which they are entitled (in the case of shares held beneficially), or to New Alkermes’ transfer agent at least 14 business days before such record date (in the case of shares held directly). Alkermes strongly recommends that such shareholders to whom an exemption applies complete the appropriate Irish forms and provide them to their brokers or New Alkermes’ transfer agent, as the case may be, as soon as possible.

If any shareholder who is not a resident of a “relevant territory” or Ireland but is exempt from withholding receives a dividend subject to DWT, he or she may make an application for a refund from the Irish Revenue Commissioners on the prescribed form.

Income Tax on Dividends Paid on New Alkermes Ordinary Shares

Irish income tax (if any) arises in respect of dividends paid by New Alkermes.

A shareholder who is neither resident nor ordinarily resident in Ireland and who is entitled to an exemption from DWT, generally has no liability for Irish income tax or to the universal social charge on a dividend from New Alkermes unless he or she holds his or her New Alkermes ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder who is neither resident nor ordinarily resident in Ireland and who is not entitled to an exemption from DWT generally has no additional liability to income tax or to the universal social charge unless he or she holds his or her New Alkermes ordinary shares through a branch or agency in Ireland through which a trade is carried on. The DWT deducted by New Alkermes discharges such liability to Irish income tax provided that the shareholder furnishes the statement of DWT imposed to the Irish Revenue.

A shareholder who is neither resident nor ordinary resident in Ireland and is resident of a “relevant territory” or otherwise exempt from Irish dividend withholding tax but who receives dividends subject to DWT should be able to make a reclaim of the DWT from the Irish Revenue Commissioners unless he or she holds his or her New Alkermes ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident shareholders may be subject to Irish tax and/or levies on dividends received from New Alkermes. Such shareholders should consult their own tax advisers.

Capital Acquisitions Tax

Irish capital acquisitions tax, which is referred to in this proxy statement/prospectus as CAT, comprises principally of gift tax and inheritance tax. CAT could apply to a gift or inheritance of New Alkermes ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because New Alkermes ordinary shares are regarded as property situated in Ireland as the share register of New Alkermes must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 25% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT.

Shareholders should consult their own tax advisers as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

Stamp Duty

Irish stamp duty (if any) becomes payable in respect of share transfers occurring after completion of the business combination.

Shares held through DTC

It is anticipated that the majority of New Alkermes ordinary shares will be held in DTC. Accordingly, for the majority of transfers of New Alkermes ordinary shares, there will not be any Irish stamp duty.

A transfer of New Alkermes ordinary shares from a seller who holds shares through DTC to a buyer who holds the acquired shares through DTC will not be subject to Irish stamp duty.

Shares held outside of DTC or transferred into or out of DTC

A transfer of New Alkermes ordinary shares (i) by a seller who holds shares outside of DTC to any buyer, or (ii) by a seller who holds the shares through DTC to a buyer who holds the acquired shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) payable by the buyer.

A shareholder who holds New Alkermes ordinary shares outside of DTC may transfer those shares into DTC (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and at the time of the transfer into DTC (or out of DTC) there is no sale of the shares to a third party being contemplated by a beneficial owner. In order to benefit from this exemption from Irish stamp duty, the seller must confirm to New Alkermes that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and there is no agreement for the sale of the shares by the beneficial owner to a third party being contemplated.

Because of the potential Irish stamp duty on transfers of New Alkermes ordinary shares, New Alkermes strongly recommends that all directly registered shareholders open broker accounts so they can transfer their ordinary shares into DTC as soon as possible. New Alkermes also strongly recommends that any person who wishes to acquire New Alkermes ordinary shares after completion of the business combination acquires such shares through DTC.

Payment of Stamp Duty

New Alkermes’ official share register must be maintained in Ireland. Registration in this share register will be determinative of shareholding in New Alkermes. Only shareholders of New Alkermes will be entitled to receive dividends. Subject to certain exceptions, only shareholders of New Alkermes will be entitled to vote in general meetings of New Alkermes.

A written instrument of transfer is required under Irish law in order for a transfer of the legal ownership of shares to be registered on New Alkermes’ official share register. Such instruments of transfer may be subject to Irish stamp duty, which must be paid prior to the official share register being updated.

A holder of ordinary shares in New Alkermes who holds shares through DTC will not be the legal owner of such shares (instead, the depository (for example, Cede & Co., as nominee for DTC) will be the holder of record of such shares). Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in New Alkermes’ official share register, i.e., the depository will remain the record holder of such shares.

New Alkermes’ articles of association as they will be in effect after the completion of the business combination delegate to New Alkermes’ secretary the authority to execute an instrument of transfer on behalf of a transferring party, which the secretary may do if for any reason such instrument is required and has not already been lodged with New Alkermes.

To the extent that stamp duty is due but has not been paid, New Alkermes may, in its absolute discretion, pay (or cause one of its affiliates to pay) the outstanding stamp duty in respect of a transfer of shares. New Alkermes’ articles of association as they will be in effect after the completion of the business combination provide that, in the event of any such payment, New Alkermes (i) may seek reimbursement from the transferor or transferee (at its discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at New Alkermes’ discretion), and (iii) will have a lien against the New Alkermes ordinary shares on which it has paid stamp duty.

IN LIGHT OF THE FOREGOING, HOLDERS ARE URGED TO CONSULT AND MUST RELY ON THE ADVICE OF THEIR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING APPLICABLE U.S. FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES.

NO DISSENTING SHAREHOLDERS’ RIGHTS

Dissenters’ rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay such shareholder the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances and exceptions to those rights are set forth in the Pennsylvania Business Corporation Law of 1998, as amended, which is sometimes referred to as the PBCL.

Under the PBCL, shareholders of a corporation are not entitled to exercise dissenters’ rights if, as of the record date, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Alkermes common stock is currently listed on NASDAQ. Accordingly, if, as of the record date, Alkermes common stock is listed on NASDAQ, holders of Alkermes common stock will not be entitled to exercise dissenters’ rights under the PBCL in connection with the business combination. If the merger agreement is adopted and the business combination is completed, holders of Alkermes common stock who voted against the adoption of the merger agreement will be treated the same as holders who voted to adopt the merger agreement and their shares will automatically be converted into the right to receive the merger consideration.

LISTING OF NEW ALKERMES ORDINARY SHARES ON NASDAQ

New Alkermes ordinary shares currently are not traded or quoted on a stock exchange or quotation system. New Alkermes expects that (and it is condition to the merger), following the business combination, New Alkermes ordinary shares will be listed for trading on NASDAQ. It is anticipated that the New Alkermes ordinary shares will be listed under the symbol “ALKS.”

DELISTING AND DEREGISTRATION OF SHARES OF ALKERMES COMMON STOCK

Following the consummation of the merger, Alkermes common stock will be delisted from NASDAQ and will be deregistered under the Exchange Act.

THE COMPANIES

Antler Science Two Limited

New Alkermes is a private limited company incorporated in Ireland (registered number 498284), formed solely for the purpose of effecting the business combination. To date New Alkermes has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed business combination.

On or prior to the completion of the business combination, Antler Science Two Limited will be re-registered as a public limited company and renamed “Alkermes plc.” Following the reorganization and immediately prior to the closing, New Alkermes will be an indirect wholly-owned subsidiary of Elan. Immediately following the merger, the former shareholders of Alkermes will own approximately 75% of New Alkermes with the remaining approximately 25% of New Alkermes owned by the Elan Shareholder, subject to the terms of the shareholder’s agreement.

As of the effective time, New Alkermes will amend and restate its memorandum and articles of association. At the effective time, Alkermes shareholders who receive New Alkermes ordinary shares in the merger will become New Alkermes shareholders and their rights as shareholders will be governed by the amended and restated memorandum and articles of association of New Alkermes and Irish law. The amended and restated memorandum and articles of association of New Alkermes effective upon completion of the merger will be substantially in the form set forth in Annex E of this proxy statement/prospectus. For a comparison of rights of a holder of ordinary shares under the amended and restated memorandum and articles of association of New Alkermes and Irish law with the rights of a holder of Alkermes common stock under the articles of incorporation and bylaws of Alkermes and Pennsylvania law, see “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares.”

At and as of the effective time, New Alkermes will be a publicly traded company and expects its ordinary shares will be listed on NASDAQ under the ticker symbol “ALKS.” New Alkermes’ registered address is 25/28 North Wall Quay, Dublin 1, Ireland.

Alkermes, Inc.

Alkermes is a Pennsylvania corporation which was formed on July 13, 1987 and which is currently listed on NASDAQ under the ticker symbol “ALKS.” A fully integrated biotechnology company, Alkermes is committed to developing innovative medicines to improve patients’ lives. Alkermes developed, manufactures and commercializes Vivitrol for alcohol and opioid dependence and manufactures Risperdal Consta for schizophrenia and bipolar I disorder. Alkermes’ robust pipeline includes extended-release injectable and oral products for the treatment of prevalent, chronic diseases, such as central nervous system disorders, addiction and diabetes. Headquartered in Waltham, Massachusetts, Alkermes has a research facility in Massachusetts and a commercial manufacturing facility in Ohio. Alkermes leverages its formulation expertise and proprietary product platforms to develop, both with partners and on its own, innovative and competitively advantaged medications that can enhance patient outcomes in major therapeutic areas.

As a result of the merger, Alkermes will become an indirect wholly-owned subsidiary of New Alkermes and will be delisted from NASDAQ.

Alkermes’ principal executive offices are located at 852 Winter Street, Waltham Massachusetts 02451-1420 and its telephone number is (781) 609-6000. For additional information on Alkermes and its businesses, see “Where You Can Find More Information.”

Elan Corporation, plc

Elan is an Irish public limited company (registered number 30356) which was incorporated in December 1969 and became a public limited company in January 1984. Elan is currently listed on the Irish Stock Exchange and the New York Stock Exchange under the ticker symbol “ELN”. Elan is a neuroscience-

based biotechnology company focused on discovering and developing advanced therapies in neurodegenerative and autoimmune diseases, and in realizing the potential of its scientific discoveries and drug delivery technologies to benefit patients and shareholders. Elan’s principal R&D and manufacturing facilities are located in Ireland and the United States. Elan has two business units: BioNeurology, focused primarily on neurodegenerative diseases, and EDT.

Elan’s registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (Telephone: +1-353-1-709-4000).

EDT

EDT develops and manufactures innovative pharmaceutical products that deliver clinical benefits to patients using EDT’s experience and proprietary drug technologies in collaboration with pharmaceutical companies worldwide. Since the inception of its business in Ireland in 1969, EDT has focused on developing and applying technologies to unsolved drug formulation challenges. EDT’s two principal drug technology platforms are the OCR platform and the bioavailability enhancement platform, which includes EDT’s NanoCrystal technology. EDT’s portfolio includes products marketed by EDT partners and products in clinical development.

The other parties to the merger agreement are Elan Science Four Limited, EDT Pharma Holdings Limited and EDT US Holdco Inc. Elan Science Four Limited, a wholly-owned indirect subsidiary of Elan, is a private limited company incorporated in Ireland (registered number 476691). Following the reorganization, Elan Science Four Limited will be a wholly-owned direct subsidiary of New Alkermes. EDT Pharma Holdings Limited is a private limited company incorporated in Ireland (registered number 448848). Following the reorganization, EDT Pharma Holdings Limited will be a wholly-owned direct subsidiary of Elan Science Four Limited. EDT US Holdco Inc., a wholly-owned direct subsidiary of EDT Pharma Holdings Limited, is a Delaware corporation. Following the reorganization, EDT US Holdco Inc. will be a wholly-owned direct subsidiary of EDT Pharma Holdings Limited. None of these companies has conducted any activities other than those incidental to their formation and the matters contemplated by the merger agreement.

Prior to the completion of the business combination, EDT operates as a business unit of Elan and its principal executive offices are located at Elan’s principal executive offices listed above.

Antler Acquisition Corp.

Merger Sub, a wholly-owned subsidiary of EDT US Holdco Inc., is a Pennsylvania corporation formed solely for the purpose of effecting the merger with Alkermes. Upon the terms and conditions set forth in the merger agreement, Merger Sub will be merged with and into Alkermes and the separate existence of Merger Sub will cease. Alkermes will be the surviving corporation in the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. Merger Sub’s registered address is c/o CT Corporation System, Philadelphia, Pennsylvania.

THE BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

The following is a summary of certain material terms of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated into this proxy statement/prospectus by reference and attached as Annex A to this proxy statement/prospectus. Alkermes urges you to read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference. You should also review the section entitled “Where You Can Find More Information.”

The merger agreement has been included to provide you with information regarding its terms, and Alkermes recommends that you read the merger agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the business combination, Alkermes does not intend for the merger agreement to be a source of factual, business or operational information about the companies. The merger agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the merger agreement. The representations and warranties are qualified in their entirety by certain information Alkermes filed with the SEC prior to the date of the merger agreement, as well as by confidential disclosure letters that each of Elan and Alkermes prepared and delivered to the other in connection with the execution of the merger agreement, and are qualified by contractual standards of materiality that may differ from what shareholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information.

The Reorganization

EDT operates as a business unit of Elan with its principal assets held by various Elan legal entities.

Prior to the effective time of the merger, and in accordance with the merger agreement, Elan, certain of its subsidiaries and New Alkermes will carry out a reorganization that carves out the assets and legal entities that comprise the EDT business and reposition them under New Alkermes. The reorganization will consist of a series of asset transfers, share transfers and other inter-company transfers following which the EDT business will be contained in its own corporate structure under New Alkermes, which, prior to the effective time of the merger, will be an indirect subsidiary of Elan.

The reorganization will result in (i) Elan beneficially owning 31.9 million New Alkermes ordinary shares, which will constitute all of the then outstanding ordinary shares of New Alkermes and (ii) New Alkermes owning, indirectly, the equity interests in the companies that carry out the EDT business, and (with certain identified exceptions and additions), owning all of the right, title and interest to the EDT business.

The Merger; Closing of the Business Combination

On the terms and subject to the conditions of the merger agreement, at the effective time, Merger Sub will be merged with and into Alkermes. Alkermes will survive the merger as an indirect wholly-owned subsidiary of New Alkermes. All properties, rights, privileges, immunities, powers, franchises, debts, liabilities and duties of Alkermes and Merger Sub will become those of Alkermes, as the surviving corporation.

Unless the merger agreement is terminated prior to such time (see “The Business Combination Agreement and Plan of Merger — Termination of the Merger Agreement”), the closing of the business combination will occur on the later of (i) the fifth business day after all of the conditions set forth in the merger agreement have been satisfied or waived (other than conditions that relate to actions to be taken, or documents to be delivered, at the closing) and (ii) the earlier of (A) a date during the marketing period for the financing to be specified by Alkermes on at least three business days’ notice to Elan and (B) the final day of the marketing period, or on such other date as may be mutually agreed between Alkermes and Elan.

Upon the closing of the business combination, Merger Sub and Alkermes shall file articles of merger with the Department of State of the Commonwealth of Pennsylvania and make any and all other filings required under the PBCL. The effective time will occur at the time the parties duly file articles of merger with the Department of State of the Commonwealth of Pennsylvania (or at such later time as may be agreed by the parties and specified in the articles of merger).

Elan Proceeds of the Business Combination

In payment for the business combination (including Elan’s contribution of EDT to New Alkermes), (a) the Elan Shareholder will retain 31,900,000 ordinary shares of New Alkermes and (b) a payment will be made by or on behalf of New Alkermes, Alkermes or one or more of their subsidiaries in an aggregate amount of $500 million in full satisfaction of certain indebtedness of New Alkermes and certain of its subsidiaries to Elan and certain of its retained subsidiaries. The cash portion of the business combination consideration is subject to adjustment following the closing to reflect (1) the net cash of EDT as of the effective time and (2) the deviation, positive or negative, of the actual modified working capital of EDT as of the effective time (applying agreed modifications) from $65,800,000, which amount represents the agreed target working capital to be contributed as part of EDT and which is the arithmetic average of the modified working capital of EDT as of and for the month end reporting date of each month in the twelve-month period ending on March 31, 2011 (calculated on a consistent basis using such agreed modifications).

Merger Consideration to Alkermes Shareholders

Upon the effectiveness of the merger, each share of Alkermes common stock issued and outstanding as of the effective time and all rights in respect thereof, including the associated Series A Junior Participating Preferred Stock Purchase Rights issuable under Alkermes’ rights agreement, shall be canceled and automatically converted into and become the right to receive one ordinary share of New Alkermes.

Treatment of Alkermes Stock Options and other Stock-Based Awards

Each outstanding option to purchase shares of Alkermes common stock under the Alkermes stock plans, whether vested or unvested, will be converted into an option to acquire the same number of ordinary shares of New Alkermes, on substantially the same terms and conditions and at the same exercise price.

Each outstanding stock award in respect of Alkermes common stock will be converted into the right to receive, on substantially the same terms and conditions as were applicable under such stock award, the same number of ordinary shares of New Alkermes.

Governing Documents Following the Business Combination

Surviving Corporation.  The articles of incorporation of the surviving corporation shall be amended at the effective time to be as attached as Annex D. The bylaws of Alkermes in effect immediately prior to the effective time will be the bylaws of the surviving corporation after the merger.

New Alkermes.  Elan and New Alkermes have agreed to take, or cause to be taken, such actions as are necessary so that, effective as of the effective time, the memorandum and articles of association of New Alkermes shall be substantially in the form as set forth in Annex E to this proxy statement/prospectus.

Exchange of Stock Certificates Following the Merger

New Alkermes will engage Computershare or another exchange agent acceptable to Alkermes to act as exchange agent for the merger, which is referred to in this proxy statement/prospectus as the exchange agent. At the effective time, New Alkermes will deposit with the exchange agent, for the benefit of the holders of shares of Alkermes common stock, certificates representing the aggregate number of ordinary shares of New Alkermes issuable to the Alkermes shareholders in the merger (or shall make appropriate arrangements if uncertificated ordinary shares of New Alkermes will be issued). Following the effective time, New Alkermes will continue to deposit with the exchange agent certain dividends or other distributions, if any, with respect to New Alkermes ordinary shares issuable to the Alkermes shareholders in the merger.

As soon as practicable after the effective time, and in any event within ten business days after the effective time, the exchange agent will mail to each holder of record of a certificate for shares of Alkermes common stock a letter of transmittal and instructions for effecting the surrender of those certificates in exchange for certificates representing the appropriate number of New Alkermes ordinary shares and any dividends or distributions payable in respect of such New Alkermes ordinary shares as provided by the merger agreement.

Alkermes shareholders should not return their certificates with the enclosed proxy card. Stock certificates should be returned with a letter of transmittal that will be sent to Alkermes shareholders following the effective time as described above, validly executed in accordance with the instructions you will receive.

Upon surrender of a certificate representing shares of Alkermes common stock and a duly executed letter of transmittal, the holder of such certificate will be entitled to receive (1) such number of New Alkermes ordinary shares equal to the number of shares of Alkermes common stock represented by such certificate and (2) any dividends or distributions such holder is entitled to receive under the merger agreement. Alkermes shareholders will not receive any consideration until their certificates are surrendered as described above. No interest will be paid or accrued on any amount payable upon surrender of certificates representing shares of Alkermes common stock. New Alkermes and the exchange agent will be entitled to deduct and withhold from any amount payable as consideration to shareholders such amounts as required with respect to making any payment for taxes, and such amounts withheld shall be treated as having been paid to such shareholder.

After the effective time, the stock transfer books of Alkermes will be closed and there will be no further registration of transfers on the stock transfer books of Alkermes. If, after the effective time, certificates representing shares of Alkermes common stock are presented to Alkermes or the exchange agent, they will be canceled and exchanged as provided above. If a certificate representing shares of Alkermes common stock has been lost, stolen or destroyed, the exchange agent shall issue to such shareholder the consideration described above in respect of the shares of Alkermes common stock represented by such certificate only upon such shareholder making an affidavit regarding the loss, theft or destruction, and, if required by New Alkermes, an indemnification agreement in form reasonably satisfactory to New Alkermes, or a bond in such sum as New Alkermes may reasonably direct as indemnity, against any claim that may be made against New Alkermes or the exchange agent in respect of the certificate alleged to have been lost, stolen or destroyed.

Any portion of the consideration deposited with the exchange agent that has not been transferred to the holders of certificates representing shares of Alkermes common stock as of the one year anniversary of the effective time shall be delivered, upon demand, to New Alkermes or its designee and the remaining New Alkermes ordinary shares included in such consideration shall be sold at the best price reasonably obtainable at that time. Any former holder of Alkermes common stock who has not complied with the exchange procedures described above prior to such time shall thereafter look only to New Alkermes as a general creditor (and without any interest thereon) for payment of such holder’s portion of the cash proceeds of the sale of the New Alkermes ordinary shares (and any related cash).

Representations and Warranties

Elan and Alkermes made customary representations and warranties in the merger agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in information provided pursuant to certain disclosure obligations set forth in the merger agreement, including exceptions and qualifications that would not have a material adverse effect on EDT or Alkermes. Unless specified otherwise, representations and warranties have been made by both Elan and Alkermes in relation to, among other things:

•	the respective corporate organization, existence and good standing and requisite corporate power and authority to carry on the respective businesses of Elan and each of its applicable subsidiaries and of Alkermes and each of its subsidiaries;

•	the respective authority of Elan and Alkermes to enter into the merger agreement and due execution, delivery and enforceability of the merger agreement and related agreements;

•	the absence of conflicts with charter documents of Elan or certain of its subsidiaries, New Alkermes or any of its subsidiaries or of Alkermes;

•	the absence of a violation or a change in rights relating to any contract, government authorization, permit or license of Alkermes, New Alkermes or any of its subsidiaries or Elan or certain of its subsidiaries or, in the case of Elan, an encumbrance on any of the contributed assets or the assets of a contributed subsidiary;

•	the respective capital structures and equity securities of Alkermes, New Alkermes and certain subsidiaries of New Alkermes and Elan;

•	certain financial statements of EDT (audited and unaudited) and the financial statements of Alkermes, in each case, including their preparation in accordance with U.S. GAAP and that they fairly present, in all material respects, the relevant financial position and results of operations;

•	the absence of undisclosed material liabilities concerning EDT or Alkermes or any of their respective subsidiaries;

•	the absence of undisclosed brokers’ fees or finders’ fees relating to the transaction;

•	the receipt of a fairness opinion; and

•	the approval of the merger agreement and the business combination by the respective boards of directors of Elan and Alkermes.

Elan made additional representations and warranties in the merger agreement on behalf of itself and on behalf of its subsidiaries in relation to:

•	the title of Elan and certain of its subsidiaries to the outstanding capital stock of the subsidiaries to be contributed to New Alkermes by Elan;

•	other than filings required under the HSR Act, the absence of any need for filings with or consents or approvals of government authorities or any other person in respect of the business combination by Elan, New Alkermes or any of their respective subsidiaries;

•	title and rights to, and condition of, real and personal property of EDT;

•	the sufficiency of the assets Elan and its subsidiaries will contribute to New Alkermes under the merger agreement, in combination with other services to be provided, to conduct the EDT business;

•	the absence of certain changes, including a material adverse change to EDT since December 31, 2010;

•	the absence of undisclosed litigation or injunctions concerning the EDT business;

•	intellectual property of EDT;

•	licenses and permits of EDT;

•	labor matters relating to EDT;

•	the compliance by Elan and its subsidiaries with respect to EDT with laws and government regulations, including environmental laws;

•	the absence of any unlawful payments by Elan and its subsidiaries relating to EDT;

•	insurance relating to EDT;

•	certain material contracts of EDT, including validity and enforceability;

•	the absence of a required shareholder vote of Elan;

•	environmental matters and compliance with environmental laws relating to EDT;

•	the employee benefits and Employment Retirement Income Security Act, which is referred to in this proxy statement/prospectus as ERISA, and similar non-U.S. law compliance relating to EDT;

•	the absence of activities of New Alkermes and certain entities that will be subsidiaries of New Alkermes at the time of the business combination other than those incident to organization or related to the merger agreement or the business combination;

•	the absence of certain product recalls relating to EDT; and

•	solely with respect to those subsidiaries of Elan to be contributed to New Alkermes, and New Alkermes itself, representations on the proper filing of all tax returns, payment of tax liabilities, compliance with tax laws, absence of any deficiencies in those filings, absence of tax audits, tax basis of property transferred in the reorganization, and other customary tax representations.

Alkermes made additional representations and warranties in the merger agreement on behalf of itself and on behalf of its subsidiaries in relation to:

•	the absence of certain changes, including a material adverse change to Alkermes and its subsidiaries since March 31, 2010;

•	other than filings required under the HSR Act, the absence of any need for filings with or consents or approvals of government authorities or any other person in respect of the business combination by Alkermes or any of its subsidiaries;

•	the absence of undisclosed litigation or injunctions concerning Alkermes or any of its subsidiaries;

•	the compliance by Alkermes and its subsidiaries with laws and government regulations, including environmental laws;

•	the SEC filings and the accuracy and completeness of the information contained in the SEC filings, including the financial statements, made by Alkermes since January 1, 2008;

•	the requisite vote of shareholders of Alkermes;

•	the actions taken by Alkermes to ensure the inapplicability of restrictions under takeover statutes; and

•	financing commitment and related matters of Alkermes.

Many of the representations and warranties made by each of Elan and Alkermes are qualified by a material adverse effect standard. For the purposes of the merger agreement, a “material adverse effect” with respect to EDT means the following:

•	any event, change, occurrence or development that, individually or when taken together with all other events, changes, occurrences or developments, has a material adverse effect on:

(a) the business, assets, liabilities, operations or condition (financial or otherwise) of EDT, taken as a whole; or

(b) the ability of Elan and certain of its subsidiaries to perform their material obligations under, or consummate the transactions contemplated by, the merger agreement or any ancillary agreement.

A “material adverse effect” with respect to EDT will not be deemed to have occurred under clause (a) above, however, as a result of certain events or conditions (including changes in laws, acts of God, changes in economic, financial market, regulatory or political conditions or changes in accounting principles applicable to

EDT) that generally affect participants in the industries and markets similar to EDT except to the extent that they adversely affect EDT disproportionately compared to such other participants.

For the purposes of the merger agreement, a “material adverse effect” with respect to Alkermes means the following:

•	any event, change, occurrence or development that, individually or when taken together with all other events, changes, occurrences or developments, has a material adverse effect on:

(a) the business, assets, liabilities, operations or condition (financial or otherwise) of Alkermes and its subsidiaries, taken as a whole; or

(b) the ability of Alkermes and its subsidiaries to perform their material obligations under, or consummate the transactions contemplated by, the merger agreement or any ancillary agreement.

A “material adverse effect” with respect to Alkermes and its subsidiaries will not be deemed to have occurred under clause (a) above, however, as a result of the following:

•	certain events or conditions (including changes in laws, acts of God, changes in economic, financial market, regulatory or political conditions or changes in accounting principles applicable to Alkermes and its subsidiaries) that generally affect participants in the industries and markets similar to Alkermes and its subsidiaries except to the extent that they adversely affect Alkermes and its subsidiaries disproportionately compared to such other participants;

•	any delays in, or rejection of, approval for commercial sale by the FDA, the European Medicines Agency, which is referred to in this proxy statement/prospectus as the EMA, or any other applicable governmental authority of Bydureon; or

•	any change in the market price or trading volume of Alkermes common stock in and of itself, it being understood that, except as provided above, any event, change, occurrence or development causing or contributing to such change may be considered for purposes of determining a material adverse effect.

Covenants

Elan Interim Operating Covenants

Under the merger agreement, unless (1) Alkermes provides written approval (not to be unreasonably withheld or delayed), (2) expressly required or permitted by the merger agreement (including the reorganization), (3) disclosed by Elan to Alkermes as of the date of the merger agreement or (4) required by applicable law, each of Elan and certain of its subsidiaries has agreed as to itself and its respective subsidiaries that, until the effective time, Elan and its subsidiaries will conduct the EDT business in the ordinary course of business consistent with past practice and use their respective reasonable best efforts to preserve and maintain existing relations and goodwill with governmental authorities, employees, customers, brokers, suppliers and other persons with which EDT has significant business relations and that Elan will not and will cause its subsidiaries not to:

•	repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other ownership interests in, New Alkermes or any of its subsidiaries;

•	issue, deliver, pledge, encumber or sell any shares of capital stock of or other equity interests in New Alkermes or any of its subsidiaries, or any securities convertible into any such shares of capital stock or other equity interests, or any rights, warrants or options to acquire any such shares of capital stock or other equity interests;

•	amend or otherwise alter (or propose any amendment or alteration to) the governing documents of New Alkermes or any of its subsidiaries or amend any terms of the outstanding securities of New Alkermes or any of its subsidiaries;

•	with respect to EDT, New Alkermes and its subsidiaries only, merge or consolidate with any other person, make any investment in any other person, including any joint venture, or acquire the stock or assets or rights of any other person other than, in each case, in the ordinary course of business;

•	sell, lease, license, assign, transfer, abandon, convey or otherwise dispose of (1) any assets, securities, rights or property of New Alkermes or any of its subsidiaries or (2) any asset, rights or properties used in the EDT business, other than in each case (A) sales of inventory and equipment in the ordinary course of business, (B) transactions that are in the ordinary course of business and not individually in excess of $1 million, (C) transfers of cash and cash equivalents to or as directed by Elan or (D) transactions disclosed by Elan to Alkermes at or prior to the date of the merger agreement;

•	manage modified working capital and the net cash amount other than in the ordinary course of business, or take any action for the purpose of changing the calculation or amount of modified working capital or net cash amount;

•	fail to maintain inventory of EDT (as determined in accordance with U.S. GAAP) at a level between 85% and 115% of inventory reflected on the unaudited balance sheet of EDT as of December 31, 2010;

•	with respect to New Alkermes and its subsidiaries, incur any indebtedness, enter into any new or amend existing facilities relating to indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities or guarantee any debt securities;

•	create or permit the creation of (A) any lien on the equity interests of certain subsidiaries of New Alkermes or (B) any lien (other than certain permitted liens) on any asset of EDT other than in the ordinary course of business or that would not materially and adversely affect the ability to conduct the EDT business following the effective time in the same manner as currently conducted;

•	except in the ordinary course of business, enter into or adopt any new, or amend or terminate any existing, employee plan (including any trust or other funding arrangement), other than as required by law;

•	except to the extent required by employee plans existing on the date of the merger agreement, or as disclosed by Elan to Alkermes on the date of the merger agreement, make any new grants or awards to, vest, accelerate or otherwise modify any grant, benefit or awards made to, or increase the compensation payable or to become payable to its officers, directors or employees or pay any severance or bonus not otherwise due to its officers, directors or employees;

•	enter into or forgive any loan to employees, directors, or consultants;

•	enter into any new collective bargaining agreement or agreement with a trade union;

•	contribute any material amount to any trust or other arrangement funding any employee plan, except to the extent required by the existing terms of such employee plan, trust or other funding arrangement, by any collective bargaining agreement, by any written employment agreement existing on the date of the merger agreement, or by applicable law;

•	(A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (B) enter into any agreement or exercise any discretion providing for acceleration of payment or performance as a result of a change of control of New Alkermes or any of its subsidiaries;

•	renew or (except pursuant to transactions disclosed by Elan to Alkermes as of the date of the merger agreement) enter into any non-compete, exclusivity or similar agreement that would restrict or limit the operations of New Alkermes or any of its subsidiaries or, after the effective time, of Alkermes or its Subsidiaries;

•	modify in any material respect, amend in any material respect or terminate any material contract of EDT;

•	enter into any contract other than (A) as a result of the transactions disclosed by Elan to Alkermes as of the date of the merger agreement or (B) in the ordinary course of business and that does not require (x) a term in excess of one year or (y) payments by New Alkermes or any of its subsidiaries in excess of $1 million;

•	settle or compromise any material litigation relating to EDT (unless such settlement calls only for the payment of money by Elan or any person that will continue to be a subsidiary of Elan after the effective time), or waive, release or assign any material claims relating to EDT, including with respect to any intellectual property rights owned or licensed and used or held for use in the EDT business (collectively, the “business intellectual property rights”);

•	adopt any change, other than as required by applicable generally accepted accounting principles, in its accounting policies, procedures or practices;

•	license (except pursuant to the transactions disclosed by Elan to Alkermes as of the date of the merger agreement) or permit any rights to lapse in any business intellectual property rights;

•	with respect to any subsidiary of New Alkermes, (A) make any change in any annual accounting period or adopt or change a method of accounting for tax purposes, except as required by applicable law, (B) make or change any tax election, (C) file or amend any tax return or (D) enter into any closing agreement, settle any tax claim or assessment relating to Elan or any of its subsidiaries, surrender any right to claim a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to Elan or any of its subsidiaries, other than elections, filings, settlements, closing agreements, extensions or waivers made in the ordinary course of business;

•	fail to make any capital expenditures with respect to EDT consistent with the ordinary course of business; or take any action that is reasonably likely to result in any of the conditions to the reorganization or the merger not being satisfied; or

•	agree or commit to do any of the foregoing.

Alkermes Interim Operating Covenants

Under the merger agreement, unless (1) Elan provides written approval (not to be unreasonably withheld or delayed), (2) expressly required or permitted by the merger agreement, (3) disclosed by Alkermes to Elan as of the date of the merger agreement or (4) required by applicable law, each of Alkermes and certain of its subsidiaries has agreed as to itself and its respective subsidiaries that, until the effective time, Alkermes and its subsidiaries will conduct their business in the ordinary course of business consistent with past practice and use their respective reasonable best efforts to preserve and maintain existing relations and goodwill with governmental authorities, employees, customers, brokers, suppliers and other persons with which Alkermes and its subsidiaries as a group have significant business relations and that Alkermes will not and will cause its subsidiaries not to:

•	in the case of Alkermes only, amend or otherwise change its governing documents, or amend, modify or terminate the rights agreement, dated as of February 7, 2003, as amended, between Alkermes and EquiServe Trust Company, N.A.;

•	in the case of Alkermes only, (A) declare, set aside, make or pay any dividend or other distribution, payable in stock, with respect to any of its capital stock, (B) split, combine or reclassify its outstanding shares of capital stock, or (C) repurchase, redeem or otherwise acquire, except in connection with any employee benefit plans or arrangements and except pursuant to Alkermes’ ongoing stock repurchase program or hedging activities, or permit any of its subsidiaries to purchase or otherwise acquire, any shares of Alkermes’ capital stock or any securities convertible into or exchangeable or exercisable for any shares of Alkermes’ capital stock;

•	in the case of Alkermes only, adopt a plan of complete or partial liquidation or dissolution;

•	in the case of Alkermes only, issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or other equity interests, other than (A) issued upon the exercise of Alkermes options or other rights outstanding as of the date hereof, (B) issuable pursuant to any employee option or benefit plan or arrangement, (C) issued in connection with any merger, consolidation or acquisition permitted by the following paragraph, and (D) issued in other issuances that do not, in the aggregate, represent more than 5% of the outstanding Alkermes common stock;

•	acquire by merger, consolidation or acquisition of stock or assets (from any person other than Alkermes or any of its subsidiaries) any corporation, partnership or other business organization or division thereof if such acquisition would be reasonably likely to prevent the merger from occurring prior to the close of business on the 180th day following the date of the merger agreement; or

•	agree or commit to do any of the foregoing.

Board Recommendation; Alkermes Shareholder Meeting

The board of directors of Alkermes has adopted a resolution approving the merger agreement, recommending that the holders of Alkermes common stock vote to adopt the merger agreement and directing that the merger agreement be submitted to a vote of the shareholders of Alkermes. In furtherance thereof and subject to the requirements of applicable law, Alkermes has agreed to take all action necessary to convene a meeting of the shareholders of Alkermes at which the shareholders of Alkermes shall consider the approval and adoption of the merger agreement, as promptly as practicable after the registration statement on Form S-4 of which this proxy statement/prospectus is a part, is declared effective. Subject to the requirements of applicable law, Alkermes will submit the merger agreement to the holders of Alkermes common stock for approval and adoption at the shareholders meeting (and shall use its reasonable best efforts to do so within the time periods provided in the immediately preceding sentence) regardless of whether the Alkermes board changes its recommendation or approval after the date of the merger agreement unless the merger agreement is terminated prior to the date of such meeting pursuant to the terms thereof.

No Solicitation of Acquisition Proposals by Elan or Alkermes

Elan has agreed that neither it nor any of its subsidiaries, nor any of their officers, directors, consultants, advisers, employees, shareholders, agents or representatives or affiliates, will, directly or indirectly:

•	solicit, initiate, encourage or facilitate any EDT acquisition proposal (as defined below) or EDT alternative transaction (as defined below);

•	participate in any discussions or negotiations relating to, assist or cooperate with any person (other than Alkermes and its designees) to make, or furnish any person (other than Alkermes and its designees) with information in connection with, or take any other action to facilitate, any EDT acquisition proposal or EDT alternative transaction, except for any notification by Elan to any such person that Elan is contractually restricted from engaging in any such discussions or negotiations;

•	disclose any information to any person (other than Alkermes and its designees) concerning the business, technologies or properties of EDT, or afford to any person (other than Alkermes and its designees) access to the properties, technologies or books and records of EDT, other than in the ordinary course of business or as required by applicable law; or

•	propose, authorize or enter into any agreement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any EDT alternative transaction or any agreement or understanding requiring Elan to abandon, terminate or fail to consummate the business combination or breach its obligations thereunder.

Elan shall promptly (but in any event within one business day) notify Alkermes orally and in writing of any EDT acquisition proposal or any inquiry regarding the making of any EDT acquisition proposal or request for disclosure or access reasonably likely to be related to the making of an EDT acquisition proposal, indicating, in connection with such notice, the identity of the person making such EDT acquisition proposal or inquiry or request and the terms and conditions of any such EDT acquisition proposal or inquiry or request, including all written documentation relating thereto.

Alkermes has agreed that neither it nor any of its subsidiaries, nor any of their officers, directors, consultants, advisers, employees, shareholders, agents or representatives or affiliates, will, directly or indirectly:

•	solicit, initiate, encourage or facilitate any Alkermes acquisition proposal (as defined below) or Alkermes alternative transaction (as defined below);

•	participate in any discussions or negotiations relating to, assist or cooperate with any person (other than Elan and its designees) to make, or furnish any person (other than Elan and its designees) with information in connection with, or take any other action to facilitate, any Alkermes acquisition proposal or Alkermes alternative transaction, except for any notification by Alkermes to any such person that Alkermes is contractually restricted from engaging in any such discussions or negotiations;

•	disclose any information to any person (other than Elan and its designees) concerning the business, technologies or properties of Alkermes, or afford to any person (other than Elan and its designees) access to the properties, technologies or books and records of Alkermes, other than in the ordinary course of business or as required by applicable law; or

•	propose, authorize or enter into any agreement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any Alkermes alternative transaction or any agreement or understanding requiring Alkermes to abandon, terminate or fail to consummate the business combination or breach its obligations thereunder.

Alkermes shall promptly (but in any event within one business day) notify Elan orally and in writing of any Alkermes acquisition proposal or any inquiry regarding the making of any Alkermes acquisition proposal or request for disclosure or access reasonably likely to be related to the making of an Alkermes acquisition proposal, indicating, in connection with such notice, the identity of the person making such Alkermes acquisition proposal or inquiry or request and the terms and conditions of any such Alkermes acquisition proposal or inquiry or request, including all written documentation relating thereto.

Notwithstanding the restrictions described above, the board of directors of Alkermes is permitted, at any time prior to the time at which the required vote by the holders of Alkermes common stock is obtained, to omit its recommendation, or withdraw or modify its recommendation, from the registration statement on Form S-4 that is a part of this proxy statement/prospectus, but if and only if, the board of directors of Alkermes receives an Alkermes acquisition proposal as to which the board of directors of Alkermes determines in good faith, after consultation with its financial advisers and outside counsel, that (A) the Alkermes alternative transaction contemplated by such Alkermes acquisition proposal is superior to the transactions provided for by the merger agreement from a financial point of view to Alkermes and its shareholders and (B) the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of Alkermes under applicable law.

For purposes of the merger agreement, “EDT acquisition proposal” means any direct or indirect inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) relating to any EDT alternative transaction. For purposes of the merger agreement, “EDT alternative transaction” means any direct or indirect acquisition or purchase by, or other transfer to, any person (other than pursuant to the merger agreement) of all or any substantial part of EDT, including by way of any merger, business combination, joint venture, reorganization, consolidation, recapitalization, liquidation, dissolution or other extraordinary transaction involving any of New Alkermes or any subsidiary thereof or any assets or equity of New Alkermes or any subsidiary thereof or any interests constituting part of EDT.

For purposes of the merger agreement, “Alkermes acquisition proposal” means any direct or indirect inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) relating to any Alkermes alternative transaction. For purposes of the merger agreement, “Alkermes alternative transaction” means any direct or indirect acquisition or purchase by, or other transfer to, any person (other than New Alkermes or any of its subsidiaries) of 50% or more of the Alkermes common stock or of Alkermes or the assets of Alkermes, including by way of any merger, business combination, joint venture, reorganization, consolidation, recapitalization, liquidation, dissolution or other extraordinary transaction (other than the merger).

Additional Agreements

The merger agreement contains certain other covenants, including covenants relating to cooperation between Elan and Alkermes in the preparation of this proxy statement/prospectus and other governmental filings, obtaining consents, access, notifications, providing information, confidentiality and performing their respective obligations regarding public announcements. Elan and Alkermes have further agreed, as applicable, to the following additional covenants and agreements in the merger agreement, among others:

Elan has agreed to cause the consummation of the reorganization.

•	Elan has agreed to ensure that New Alkermes and its subsidiaries hold all of the assets and liabilities of EDT (including certain designated assets and contracts), other than certain identified assets and liabilities (referred to in this proxy statement/prospectus as excluded assets), as well as certain additional assets of Elan, which are referred to in this proxy statement/prospectus as additional assets.

•	Elan has agreed to use its reasonable best efforts to obtain in respect of all contracts relating to EDT (other than specified contracts that are excluded assets), any necessary consents, waivers or approvals of any parties to such contracts that are required in connection with the transactions or for such contracts to remain in force and preserve the rights of, and benefits to, EDT under such contracts from and after the effective time.

•	Elan and Alkermes have each agreed to, and will cause each of their respective subsidiaries that is a party to an ancillary agreement to, execute each ancillary agreement to the merger agreement to which it is a party at or prior to the effective time.

•	Following the effective time, to the extent any assets or rights of the EDT business have been retained by Elan or its subsidiaries, Elan will and will cause such subsidiaries to use their best efforts to convey such assets or rights to New Alkermes, its subsidiaries or Alkermes as promptly as practicable.

•	Elan will and will cause its subsidiaries to terminate all affiliate agreements with New Alkermes and its subsidiaries other than certain affiliate agreements contemplated by the merger agreement.

•	Elan will, and will cause its subsidiaries to, use its reasonable best efforts to terminate all sale and leaseback agreements entered into by Elan or any of its subsidiaries in respect of any assets primarily used in the EDT business and provide to Alkermes evidence and documentation relating to such terminations. If any such arrangements are not terminated prior to the effective time, Elan will, and will cause its subsidiaries to, continue to use its reasonable best efforts to terminate such arrangements and until such termination is obtained, Elan and Alkermes will mutually agree in good faith on alternative arrangements that provide to New Alkermes and its subsidiaries all the benefits of ownership of the underlying assets of EDT to the extent permitted by applicable law.

•	Prior to the effective time, Elan will, and will cause its subsidiaries to, take such steps as are reasonably requested by Alkermes to provide for the governance of New Alkermes and its subsidiaries from and after the effective time, including electing directors and forming appropriate committees of the board of directors of New Alkermes or any subsidiary thereof, adopting committee charters, codes of conduct or other guidelines for New Alkermes and its subsidiaries and adopting and approving employee benefit plans, including equity-based plans.

•	Elan has agreed on behalf of itself and its subsidiaries not to, directly or indirectly, subject to certain specified exceptions, for a period of three years following the effective time, engage in any competing business, own any interest in or manage or operate any competing business, or manufacture, market or distribute under, or use in any way, any intellectual property of EDT in connection with a competing business.

•	Until the eighteen-month anniversary of the effective time, Elan and its affiliates will not, directly or indirectly, solicit for employment or any similar arrangement, or hire, any transferred employee or any employee of Alkermes or any of its subsidiaries who is employed on the date of the merger agreement or at the effective time, other than such employees whose employment has been terminated by New Alkermes and its subsidiaries and other than general solicitations of employment not targeted specifically to such employees.

•	Alkermes and Elan have agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the completion of the business combination now existing in favor of the current or former directors, officers or employees of Alkermes or its subsidiaries or of New Alkermes or its subsidiaries shall survive the completion of the business combination and remain in full force and effect. Alkermes and Elan have agreed to use their respective reasonable best efforts to cause New Alkermes or one of its subsidiaries to enter into agreements effective as from the effective time with the directors, company secretary and officers of New Alkermes providing such individuals with such exculpation, indemnification and advancement of expenses to the extent permitted by applicable law.

•	Alkermes has entered into a debt commitment letter with MSSF and HSBC, pursuant to which MSSF and HSBC have committed, subject to customary conditions as further described below, to provide the First-Lien Term Loan Facility and the Second-Lien Term Loan Facility. The term of the First-Lien Term Loan Facility is six years and the term of the Second-Lien Term Loan Facility is seven years. The newly committed financing, in addition to existing cash balances, will be used to fund the cash portion of the merger consideration, to repay and redeem existing indebtedness of Alkermes and New Alkermes and their respective subsidiaries, if any, and to pay transaction fees and expenses. The debt financing commitments are available until November 5, 2011 and are subject to:

•	consummation of the merger in accordance with the merger agreement, prior to or substantially simultaneously with the funding of the Term Loan Facilities;

•	the absence of a “Business Material Adverse Effect” (as defined in the merger agreement) since December 31, 2010;

•	the execution and delivery of definitive loan documentation for the Term Loan Facilities, including, but not limited to, credit agreements, security agreements and guaranties;

•	delivery of certain historical and pro forma financial information for Alkermes and EDT;

•	a 20-business-day period (with customary black-out dates) for marketing and syndication of the Term Loan Facilities after delivery by Alkermes of a confidential information memorandum relating to the Term Loan Facilities; and

•	other customary financing conditions.

•	In the merger agreement, Alkermes has agreed to use its reasonable best efforts to obtain debt financing on the terms and conditions described in the debt commitment letter. Alkermes may amend, replace, supplement or otherwise modify, or waive its rights under the debt commitment letter, unless such amendment, replacement, supplement, modification or waiver would (A) expand upon the conditions precedent or contingencies to the financing commitment as set forth in the commitment letter or (B) would reasonably be expected to impair, materially delay or prevent the availability of the financing commitment and/or the consummation of the business combination. Alkermes is further permitted to reduce the aggregate amount of the financing commitment, subject to (A) and (B) above, and provided that such a reduction would not reduce the committed amount of the financing commitment to an amount below the amount that is required, together with the financial resources of Alkermes (including its cash on hand), to pay the cash portion of the merger consideration.

•	Alkermes’ obligations under the Term Loan Facilities will be guaranteed by New Alkermes, certain of its direct and indirect wholly-owned subsidiaries, including certain direct and indirect wholly-owned U.S. subsidiaries of Alkermes, and will be secured by substantially all the assets of Alkermes and the guarantors.

•	Elan and New Alkermes have agreed to the following relating to the employees of Elan and its subsidiaries who will be transferred to New Alkermes as a result of the business combination:

•	New Alkermes will maintain a performance-based bonus plan for the benefit of the transferred employees for calendar year 2011 pursuant to which New Alkermes will pay bonuses to the transferred employees that are no less than the sum of (A) the accrued bonus amounts under the Elan performance-based bonus plan prior to the closing date of the merger and (B) an additional amount based on the actual results of New Alkermes and its affiliates, on a consolidated basis, from the closing date of the merger through December 31, 2011, that is consistent with each transferred employee’s bonus opportunity under the Elan performance-based bonus plan.

•	New Alkermes will credit transferred employees with (A) prior service with Elan for purposes of eligibility and vesting, and solely for purposes of any vacation pay plan and stock option accelerated vesting and extended exercise period, for benefit accrual purposes and (B) the amount of deductibles borne by transferred employees (on an individual basis) prior to the closing date of the merger under any welfare benefit plan for purposes of satisfying the deductible limitation under each New Alkermes employee plan maintained after the closing date of the merger that is a corresponding welfare benefit plan.

•	New Alkermes will, and will cause its subsidiaries to, continue to provide, for one year following the closing date of the merger, all U.S. transferred employees with (A) base compensation that is no less than the base compensation such employees received prior to the closing date of the merger and (B) benefits under employee benefit plans that are no less favorable in the aggregate than the benefits such employees received prior to the closing date of the merger or, at the election of New Alkermes, benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Alkermes, in each case excluding equity compensation.

•	Elan will, and will cause its subsidiaries to, ensure that accounts for the U.S. transferred employees under the Elan 401(k) defined contribution plan qualified under section 401(a) of the Code are distributed and eligible for rollover into the New Alkermes defined contribution plan. New Alkermes will, and will cause its subsidiaries to, provide for receipt of such rollovers.

•	Elan and New Alkermes agree that Elan will remain responsible for the obligations under the Consolidated Omnibus Budget Reconciliation Act, which is referred to in this proxy statement/prospectus as COBRA (healthcare continuation), for any qualifying event arising prior to the effective time with respect to U.S. transferred employees and New Alkermes will be responsible for any such obligations with respect to any qualifying event arising after the effective time with respect to such employees.

•	Elan and New Alkermes will cause to be delivered to the Irish transferred employees letters and notices notifying the employees of the transfer of their employment under applicable Irish law.

•	New Alkermes will, and will cause its subsidiaries to, continue to provide, for one year following the closing date of the merger, all Irish transferred employees with (A) base compensation that is no less than the base compensation such employees received prior to the closing date of the merger and (B) benefits under employee benefit plans that are required to be continued after the effective time under Irish law and that are no less favorable in the aggregate than the benefits such employees received prior to the official employment transfer date under Irish law (excluding equity compensation), except that in respect of pension and death benefits, the benefits that are required to be continued shall be no less favorable overall than the benefits provided under the Elan Defined Contribution Plan for Staff.

•	Elan will, and will cause its subsidiaries to, ensure all salaries, wages, and all other employer obligations related to Irish transferred employees are discharged or accrued and all tax deductions and pay-related social insurance obligations related to the employees are complied with and made by Elan and its subsidiaries for all periods prior to the closing date of the merger.

•	Elan and New Alkermes have agreed to the following relating to tax matters:

•	Elan will file or cause to be filed any combined, consolidated or unitary tax return that includes Elan or any continuing affiliates of Elan after the effective time for any tax period, and any tax returns of New Alkermes or its subsidiaries for taxable periods ending on or prior to the effective time. New Alkermes will file or cause to be filed all other tax returns of New Alkermes or its subsidiaries, subject to the consent of Elan for all such tax returns that include taxes attributable to periods on or prior to the effective time.

•	The parties have agreed to (A) provide cooperation, documentation and information reasonably requested by the other party in connection with the filing of a tax return or claim for a refund of taxes, determining a tax liability or indemnification obligation with respect to taxes, conducting any audit, examination, contest, litigation or other proceeding involving a taxing authority, and determining the allocation of tax liabilities to periods on or before, and after, the effective time and (B) retain all material records relating to tax matters.

•	New Alkermes and its affiliates, on the one hand, and Elan and its affiliates after the effective time, on the other hand, agreed to terminate any and all tax allocation or sharing agreements, and other agreements relating to tax matters, among themselves, as of the day before the closing date.

•	Elan shall have the right to control any audit, examination, contest, litigation or other proceeding involving a taxing authority in respect of New Alkermes or its affiliates for taxable periods ending on or before the effective time, the portion of any other taxable period ending on or before the effective time if the proceeding relates to a matter that is indemnifiable under the merger agreement, and certain other specified matters. Alkermes shall have the right to control all other proceedings in respect of such entities.

•	New Alkermes has agreed not to dispose of shares in Elan Science 4 Limited if such disposition would cause a clawback of certain Irish stamp duty relief granted in respect of a transfer of such shares in the reorganization.

•	EDT Pharma Holdings Limited has agreed to certain other restrictions to preserve the benefits sought to be obtained by the reorganization.

Conditions to the Completion of the Merger

The completion of the merger depends upon the satisfaction or waiver of a number of conditions, all of which, to the extent permitted by applicable law, may be waived Elan and/or Alkermes, as applicable. The following conditions must be satisfied before either party is obligated to complete the merger:

•	the adoption of the merger agreement by the Alkermes shareholders;

•	the absence of any law, order or injunction enacted, issued or promulgated by any court or government entity that is in effect and restrains or enjoins or otherwise prohibits consummation of the merger or the reorganization;

•	the expiration or termination of the waiting period applicable to the merger under the HSR Act and the filing or receipt of all other governmental authorizations required to be made or obtained by Elan or Alkermes other than those the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a material adverse effect with respect to EDT;

•	the authorization for listing on NASDAQ of the New Alkermes ordinary shares to be issued in the merger, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, the absence of a stop order issued by the SEC suspending the effectiveness of that registration statement and the absence of any proceedings initiated for that purpose by the SEC;

•	all Irish financial assistance issues arising in respect of the reorganization shall have been validated in accordance with Section 60 of the Irish Companies Act 1963 and filed with the Irish Companies Registration Office; and

•	New Alkermes shall have been re-registered as a public limited company in accordance with the provisions of the Irish Companies (Amendment) Act 1983 and a certificate of incorporation on re-registration to this effect from the Irish Companies Registration Office shall have been provided to Alkermes.

The following additional conditions must be satisfied before Alkermes is obligated to complete the merger:

•	the accuracy of the representations and warranties made by Elan, without regard to any materiality qualifier contained therein, in each case, as of the date of the merger agreement and as of the date of completion of the business combination, except where any inaccuracy would not, individually or in the aggregate with any other such inaccuracy, have a material adverse effect with respect to EDT;

•	material compliance by Elan and certain of its subsidiaries with their respective obligations under the merger agreement;

•	the reorganization shall have been effected;

•	New Alkermes and its subsidiaries shall have no indebtedness as of the date of completion of the business combination other than indebtedness related to the reorganization;

•	the audited combined financial statements of EDT delivered pursuant to the merger agreement containing balance sheets as of December 31, 2010, 2009 and 2008, and the statements of operations and of cash flows of EDT for each of the fiscal years in the three-year period ended December 31, 2010, in each case prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved and audited in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), shall not have differed in any material respect from the historical financial statements provided by Elan to Alkermes on or prior to the date of the merger agreement, other than in respect of the differing accounting standards under which they were prepared and any applicable agreed adjustments;

•	the execution and delivery by Elan and its subsidiaries to the extent applicable of the ancillary agreements including (i) a duly executed counterpart of the shareholder’s agreement, (ii) counterparts to the IP transfer agreement and IP transfer loan note, effective as of immediately prior to the closing, and (iii) such other documents, instruments and certificates as Alkermes may reasonably request;

•	there shall have been no change in law with respect to Section 7874 of the Code, or official interpretation thereof, that in the opinion of nationally recognized tax counsel, would materially increase the risk that New Alkermes would be treated as a United States domestic corporation for United States federal tax purposes;

•	the general release and discharge from Elan, on behalf of itself and its subsidiaries, executed and delivered to New Alkermes releasing and discharging New Alkermes and its subsidiaries from any and all liabilities to Elan or any of its subsidiaries or any of their respective officers, directors and employees or agents, in such capacity, at or prior to the effective time, except to the extent such liabilities are expressly contemplated to be retained or assumed by New Alkermes or its subsidiaries pursuant to the merger agreement; and

•	delivery of (i) certificates or notarial assignment deeds for, or such other instruments evidencing ownership by New Alkermes (directly or indirectly) under applicable law of, the purchased interests and all other outstanding equity of New Alkermes and its subsidiaries which constitute and will constitute as of the closing of the merger, 100% of the issued and outstanding shares of capital stock or other equity interests of New Alkermes and its subsidiaries, in each case with appropriate stock powers or other instruments of transfer and requisite tax stamps (including Irish e-stamping certificates) attached and properly signed (and, in the event that the reorganization includes the transfer of assets and/or assumption of liabilities by New Alkermes and its subsidiaries such other documentation as may be reasonably requested by Alkermes to reflect the transfer of such assets and liabilities to New Alkermes or the applicable subsidiary of New Alkermes) and, in the case of any Irish incorporated company, share registers showing the correct legal ownership of shares in such company; (ii) a bill of sale or other appropriate document of transfer, in form and substance reasonably acceptable to Alkermes, transferring certain assets designated by Elan and Alkermes; (iii) all transferred books and records, if any, in the possession of Elan to the extent not then in the custody of New Alkermes and its subsidiaries or located on the premises of New Alkermes and its subsidiaries, other than transferred books and records that are not reasonably practicable to deliver at the closing of the merger; (iv) counterparts to the IP transfer agreement and IP transfer loan note; (v) documentation reasonably satisfactory to Alkermes evidencing the payment in full of the Elan reorganization indebtedness; (vi) resignations in agreed form effective as of the effective time of those directors and officers of New Alkermes and its subsidiaries; (vii) a receipt acknowledging payment of the cash payment in full satisfaction of the Elan reorganization indebtedness (but subject to any further obligations contained in this Agreement); (viii) any written releases obtained by Elan pursuant to letters of credit and letters of comfort disclosed to Alkermes by Elan; and (ix) such other documents, instruments and certificates as Alkermes may reasonably request in connection with the transactions contemplated by the merger agreement or any ancillary agreements.

The following additional conditions must be satisfied before Elan is obligated to complete the merger:

•	the accuracy of the representations and warranties made by Alkermes and its subsidiaries without regard to any materiality qualifier contained therein, in each case, as of the date of the merger agreement and as of the date of completion of the business combination, except where any inaccuracy would not, individually or in the aggregate with any other such inaccuracy, have a material adverse effect with respect Alkermes;

•	material compliance by Alkermes with its obligations under the merger agreement;

•	the execution and delivery by Alkermes and its subsidiaries to the extent applicable of the ancillary agreements including (i) a duly executed counterpart of the shareholder’s agreement, (ii) counterparts to the IP transfer agreement and IP transfer loan note, effective as of immediately prior to the closing, and (iii) such other documents, instruments and certificates as Elan may reasonably request;

•	the general release and discharge from New Alkermes, on behalf of itself and its subsidiaries, executed and delivered to Elan releasing and discharging Elan and its subsidiaries from any and all liabilities to New Alkermes or any of its subsidiaries or any of their respective officers, directors and employees or agents, in such capacity, at or prior to the effective time, except to the extent such liabilities are expressly contemplated to be retained or assumed by Elan or its subsidiaries pursuant to the merger agreement; and

•	the payment by wire transfer from or on behalf of Alkermes, New Alkermes or their respective subsidiaries, as applicable, of immediately available funds in an amount equal to $500 million subject to certain adjustments, in full and final satisfaction of the Elan reorganization indebtedness.

Survival of Representations and Warranties and Covenants; Indemnification

Survival of Representations and Warranties

The representations and warranties of Elan and Alkermes contained in the merger agreement will survive the effective time until the second anniversary of the effective time, except representations and warranties relating to intellectual property and governmental consents and licenses, which will survive until the third anniversary of the effective time, and representations and warranties relating to tax matters, which will survive until sixty days after the expiration of the applicable statute of limitations. The covenants and other agreements of Elan and Alkermes contained in the merger agreement which by their terms apply or are to be performed in whole or in part after the effective time shall survive the completion of the business combination until so performed or terminated.

Indemnification

Indemnification of Alkermes

From and after the completion of the business combination, Elan has agreed to indemnify, defend and hold New Alkermes and its subsidiaries (including Alkermes) and their respective officers, directors and affiliates harmless from and against any and all losses incurred by any such Alkermes indemnified person arising out of or relating to:

•	any inaccuracy in or breach of any of the representations and warranties of Elan contained in the merger agreement or any ancillary agreement or of any breach or nonfulfillment of any covenants or agreements of Elan or any of its subsidiaries contained in the merger agreement or any ancillary agreement (as defined in the merger agreement);

•	any liability or obligation of any of New Alkermes or any of its subsidiaries (including Alkermes) arising from or relating to the excluded assets or any business or conduct of such entity prior to the effective time other than the EDT business;

•	except as specifically set forth in the merger agreement, (A) the employment of any employee or consultant by Elan or its subsidiaries in respect of EDT prior to the effective time, (B) otherwise in respect of employee matters as a result of the business combination, including (X) any benefit in the nature of severance pay arising from the consummation of the business combination, (Y) with respect to any employee or consultant whose employment or consulting service is transferred (or who claims that his or her employment or consulting service is transferred) pursuant to the European Communities (Protection of Employees of Transfer of Undertakings) Transfer Regulations, 2003 Transfer Regulations, which are referred to in this proxy statement/prospectus as the Transfer Regulations, arising out of any failure by Elan or any of its subsidiaries to comply with obligations under the Transfer Regulations, or (Z) arising from any claim by or on behalf of any person, other than certain employees in Ireland disclosed by Elan to Alkermes as of the date of the merger agreement, who asserts that he or she is entitled to transfer to the employment of New Alkermes or a subsidiary thereof whether pursuant to the Transfer Regulations or otherwise, including all costs, to include remuneration costs, incurred as a result of New Alkermes or a subsidiary thereof being compelled to employ such person as a result of any such claim, (C) other than a claim for pension or death benefit entitlements in respect of service after the effective time, any matter or thing related to certain Irish defined benefit plans and any action or omission of Elan or any of its subsidiaries with respect to employees, or related to any Elan employee plan other than certain Irish defined benefit plans or (D) any liabilities of Elan or any entity that is treated as a single employer with Elan for purposes of certain provisions of ERISA or the Code;

•	any and all non-compliance with environmental laws or environmental licenses by or in respect of, any actions pursuant to environmental laws against, any liability resulting from release of or handling of hazardous substances, or any remediation required by environmental law in respect of, EDT, New Alkermes or its subsidiaries or the additional assets to the extent attributable to events, acts, failures to act or conditions which occurred or existed prior to or at the effective time, actions pursuant to environmental laws;

•	the excluded assets;

•	any pre-closing taxes of New Alkermes or those subsidiaries of Elan to be contributed to New Alkermes, taxes incurred in connection with Elan’s reorganization, and any taxes that may be imposed on Elan or any of its affiliates other than those affiliates contributed to New Alkermes, or New Alkermes, for which any of New Alkermes or its subsidiaries may be held liable as successor, transferee, on a joint and several basis, by contract, or otherwise;

•	the reorganization, including as a result of any failure to seek or obtain a ruling or other relief from any governmental authority in respect of the reorganization, and

•	actions or claims by transferred employees relating to or arising from Elan’s stock option plans.

Indemnification by Elan is subject to certain limitations on the amount of Elan’s liability in respect of both individual and aggregate claims, certain processes required in order for Alkermes indemnified parties to recover from Elan and certain exclusions from such liabilities.

Indemnification of Elan

From and after the effective time, Alkermes has agreed to indemnify, defend and hold Elan and its affiliates and their respective officers, directors and affiliates harmless from and against any and all losses incurred by any such Elan indemnified person arising out of or relating to:

•	any inaccuracy in or breach of any of the representations and warranties of Alkermes contained in the merger agreement or any ancillary agreement or of any breach or nonfulfillment of any covenants or agreements of Alkermes or, solely in respect of covenants or agreements to be performed after the effective time, by New Alkermes or any of its subsidiaries, contained in the merger agreement or any ancillary agreement;

•	any liability or obligation of any of New Alkermes or any of its subsidiaries (including Alkermes) arising from or relating to the assets primarily used or held for use in EDT other than the excluded assets, other than any liability for which the Elan indemnified parties have indemnified the Alkermes indemnified parties, or intellectual property rights transferred to a subsidiary of New Alkermes pursuant to the IP Transfer Agreement;

•	any action taken by Elan or its subsidiaries to provide for the governance of New Alkermes and its subsidiaries at the request of Alkermes prior to the effective time; or

•	(A) the employment of any employee or consultant by New Alkermes or its subsidiaries in respect of EDT after the effective time, including (X) any benefit in the nature of severance pay arising from the consummation of the business combination, (Y) with respect to any employee or consultant whose employment or consulting service is transferred (or who claims that his or her employment or consulting service is transferred) pursuant to the Transfer Regulations, arising out of any failure by Alkermes or any of its subsidiaries to comply with obligations under the Transfer Regulations from and after the effective time, including all costs, to include remuneration costs, incurred as a result of Elan being compelled to provide severance or to re-employ any such person or (Z) any claim to pension or death benefits in respect of services after the effective time, or (B) any action or omission of Alkermes or any of its subsidiaries with respect to employees, or related to any employment, severance or similar plan or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock-related rights or other forms of incentive or deferred compensation, perquisites, vacation benefits, disability benefits and post-employment or retirement benefits maintained for the benefit of transferred employees in respect of service after the effective time by New Alkermes or any subsidiary thereof.

Indemnification by Alkermes is subject to certain limitations on the amount of Alkermes’ liability in respect of both individual and aggregate claims, certain processes required in order for Elan indemnified parties to recover from Alkermes and certain exclusions from such liabilities.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after the vote by the Alkermes shareholders, in any of the following ways:

(a) by mutual written consent of Elan and Alkermes;

(b) by either Elan or Alkermes if the effective time shall not have occurred by the close of business on the 180th day following the date of the merger agreement, except that the right to so terminate the merger agreement will not be available to Alkermes if its failure to fulfill any obligation under the merger agreement has been the cause of, or resulted in the failure of the effective time to occur on or before such date or to Elan if Elan or one or more of its subsidiaries’ failure to fulfill any obligation under the merger agreement has been the cause of, or resulted in the failure of the effective time to occur on or before such date;

(c) by either Elan or Alkermes if any governmental authority shall have issued an order, decree or ruling or taken any other action (which such person shall have used its reasonable best efforts to resist, resolve or lift) permanently restraining, enjoining or otherwise prohibiting the merger or the reorganization and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by either Elan or Alkermes if the requisite vote for approval of the Alkermes shareholders shall not have been obtained upon the taking of such vote(s) at a duly held meeting of shareholders of Alkermes, or at any adjournment thereof;

(e) by Elan, prior to the Alkermes shareholders meeting, if the board of directors of Alkermes shall have withdrawn or modified in any manner adverse to Elan its recommendation that the shareholders of Alkermes approve the merger or shall have resolved to take any such action;

(f) by Alkermes, if Elan shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure (A) would render the conditions related to accuracy of Elan’s representations and warranties and performance of Elan’s covenants incapable of being satisfied, and (B) is incapable of being cured or has not been cured by Elan within 20 calendar days after written notice has been given by Alkermes to Elan of such breach or failure to perform; or

(g) by Elan, if Alkermes shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure (A) would render the conditions related to accuracy of Alkermes’ representations and warranties and performance of Alkermes’ covenants incapable of being satisfied, and (B) is incapable of being cured or has not been cured by Alkermes within 20 calendar days after written notice has been given by Elan to Alkermes of such breach or failure to perform.

Termination Fee

Elan has agreed to pay Alkermes a termination fee of $25 million in the event the merger agreement is terminated in accordance with clause (f) above or by Elan in accordance with clause (b) above if at any time on or after the date of the merger agreement and prior to such termination in accordance with clause (b) any EDT acquisition proposal shall have been made and not withdrawn or formally (and, if such EDT acquisition proposal was publicly made, publicly) rejected by Elan, in each case, prior to such termination.

Alkermes has agreed to pay Elan a termination fee of $25 million in the event the merger agreement is terminated by Elan in accordance with clause (e) above, in accordance with clause (d) or (g) above, or, by Alkermes, in accordance with clause (b) above if at any time on or after the date of the merger agreement and prior to such termination in accordance with clause (b), (d) or (g) any Alkermes acquisition proposal shall have been made and not withdrawn or formally (and, if such Alkermes acquisition proposal was publicly made, publicly) rejected by Alkermes, in each case, prior to such termination.

Obligations in Event of Termination

In the event of a termination as described above, the merger agreement will become void and of no effect with no liability of any party to the other parties to the merger agreement except with respect to certain designated sections in the merger agreement, including the termination fee provisions described above. Such termination shall not relieve any party to the merger agreement of any liability for damages resulting from a breach of the merger agreement prior to the termination.

Expenses

Except as otherwise provided under “The Business Combination Agreement and Plan of Merger — Termination Fee,” regardless of whether the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions thereunder shall be paid by the party incurring such expense, except the following expenses will be shared equally by Alkermes and Elan: (1) filing fees paid under the HSR Act and in respect of this proxy statement/prospectus or the registration statement of which it is a part and (2) printing and mailing costs incurred in connection with the preparation, printing and dissemination of the proxy statement/prospectus.

Amendment and Waiver

The merger agreement may not be modified or amended except by an instrument in writing signed by the party against whom enforcement of such modification or amendment is sought. Any provision of the merger agreement may be waived, but only by an instrument in writing and subject to applicable law.

OTHER RELATED AGREEMENTS

Shareholder’s Agreement

At the effective time and as a condition to the consummation of the business combination and merger, Elan, the Elan Shareholder and New Alkermes will enter into a shareholder’s agreement in substantially the same form as the form of shareholder’s agreement which is attached as Annex C to this proxy statement/prospectus. The shareholder’s agreement sets forth certain terms and conditions concerning the New Alkermes ordinary shares to be owned by the Elan Shareholder from and after the closing, which represent approximately 25% of the outstanding voting securities of New Alkermes immediately following the merger.

Board Representation

From and after the closing, the Elan Shareholder may designate one person for election to the New Alkermes board of directors. Any shareholder designee to the Alkermes board of directors must satisfy the following requirements: (i) be a resident of Ireland for as long as he or she is a director, (ii) qualify as an “independent director” under applicable provisions of the Exchange Act and under applicable NASDAQ rules and regulations, (iii) not be required to make any disclosure under Item 2(d) or (e) of Schedule 13D at the time of designation if he or she were the person filing Schedule 13D, (iv) not be prohibited from serving as a director of a public company pursuant to any applicable rule or regulation of the SEC or NASDAQ or pursuant to applicable law, including the Irish Companies Acts of 1963 to 2009, which are referred to in this proxy statement/prospectus as the Companies Acts, and (v) in the good faith judgment of New Alkermes’ Nominating and Corporate Governance Committee, satisfy the requirements of New Alkermes’ organizational documents and corporate governance guidelines applicable to all non-employee directors. In addition, any such designee is prohibited from communicating to Elan or any of its affiliates any non-public information he or she receives in his or her capacity as a director and any information regarding the substance or process of board deliberations.

Any person designated by the Elan Shareholder who serves as a director of New Alkermes will be entitled to the same rights, privileges and compensation as the other non-employee directors, including rights with respect to the term of office, indemnification, directors and officers insurances and expense reimbursement.

The Elan Shareholder’s right to designate a nominee to the board of directors of New Alkermes will terminate and the Elan Shareholder must cause any existing designee to resign if at any time Elan beneficially owns ordinary shares representing less than 10% of the outstanding voting securities of New Alkermes. In addition, the Elan Shareholder’s right to designate a board member will be suspended if it violates any of the voting, standstill or transfer restrictions by which it is bound.

Voting

For at least one year following the closing, the Elan Shareholder will vote on all matters in accordance with the recommendation of the New Alkermes board of directors. Thereafter, the Elan Shareholder will remain obligated to vote in accordance with the board’s recommendation for so long as Elan beneficially owns more than 15% of the outstanding voting securities of New Alkermes or the 30-day volume weighted average trading price of New Alkermes ordinary shares is at least $7.595.

Standstill Restrictions

Under the terms of the shareholder’s agreement, Elan will be subject to customary standstill restrictions for the longer of 10 years from consummation of the merger and three years from the time the Elan Shareholder ceases to hold more than 10% of the outstanding voting securities of New Alkermes. The standstill restrictions will generally prevent Elan and its affiliates from acquiring any additional New Alkermes voting securities and from taking a number of actions that might result in Elan exerting influence or control over New Alkermes, including but not limited to the following: (i) acquiring any material assets of New Alkermes, (ii) initiating any scheme of arrangement, business combination or other extraordinary transaction that would result in a change of control of New Alkermes, (iii) seeking to elect or remove any directors other than any director designated by the Elan Shareholder, (iv) making any agreement with respect the voting of its shares, (v) soliciting proxies or (vi) calling any meeting of shareholders. Elan and its affiliates are also prohibited from inducing any third party to take any of the actions prohibited by the standstill restrictions.

The standstill provisions will terminate early in the event that (i) New Alkermes enters into a definitive agreement regarding a transaction that would result in a change of control of New Alkermes, (ii) the board of New Alkermes publicly announces that it will sell New Alkermes or all or substantially all of its assets or it will consider offers that would result in a change of control or (iii) a takeover, tender or exchange offer of New Alkermes is commenced or announced that the board does not recommend that the shareholders reject and Elan beneficially owns less than 15% of the outstanding voting securities of New Alkermes. The standstill restrictions will be reinstated under certain circumstances, primarily, if the contemplated transaction is not consummated. However Elan and its affiliates may continue any activities commenced during the period which it was suspended.

Transfer Restrictions

Elan and the Elan Shareholder will be subject to certain restrictions on their ability to transfer New Alkermes ordinary shares without New Alkermes’ consent. For six months following the closing, Elan and the Elan Shareholder will be subject to a six-month lock-up, pursuant to which they are prohibited from transferring any New Alkermes ordinary shares without New Alkermes’ consent. Following the six-month lock-up, Elan and the Elan Shareholder may make an initial transfer of up to 40.75% (approximately 13 million shares) of their total stake in New Alkermes in a marketed registered underwritten offering. At least 90 days after such an initial transfer is completed, Elan and the Elan Shareholder may request a second marketed registered underwritten offering to transfer a further 31.5% (approximately 10 million shares) of their initial total stake in New Alkermes. The period from and after the closing until the 90th day following the completion of this second marketed registered underwritten offering is referred to in this proxy statement/prospectus as the Transfer Limitation Period.

Thereafter, Elan will be subject to certain limitations as to the size of any transfer and the nature of the transferee in connection with directly negotiated transfers. These limitations include requirements that the Elan Shareholder may not knowingly make any transfers effected pursuant to a directed offering, privately negotiated transaction or in accordance with Rule 144 of the Securities Act: (i) to a single person or group a number of shares in excess of 6.25% of the then outstanding voting securities of New Alkermes, (ii) to a person who is not one of the types of persons identified in Rule 13d-1 of the Exchange Act, other than a hedge fund, unless the transferee is a private equity fund who has certified it has no intent to change or influence the control of New Alkermes or (iii) to any person who has engaged in a proxy contest or disclosed an intent to change or influence control over any other issuer during the two year period immediately preceding the transfer.

The transfer restrictions are subject to certain exceptions for transfers to affiliates of Elan, transfers to New Alkermes or its subsidiaries and transfers made in connection with certain extraordinary transactions approved by the board or any tender or exchange offer that the board does not publicly recommend that the shareholders of New Alkermes reject. In addition, the transfer restrictions do not prohibit Elan or the Elan Shareholder from establishing any put equivalent position, short position or equivalent. Any remaining transfer restrictions will terminate once the Elan Shareholder no longer beneficially owns at least 10% of the outstanding voting securities of New Alkermes.

Registration Rights

In connection with the two marketed registered underwritten offerings following the lock-up period and transfers made after the Transfer Limitation Period, the Elan Shareholder will have the right to demand that New Alkermes file a registration statement with the SEC, subject to certain minimum threshold requirements and other terms and conditions. The Elan Shareholder may not initiate more than six requests to exercise its demand registration rights (which include any shelf underwritten offerings) in the aggregate. Withdrawn requests will not count toward the total of six requests if certain conditions are satisfied. If the New Alkermes is eligible to do so, the Elan Shareholder may request that it file an automatic shelf registration statement.

In addition, following the six-month anniversary of the closing, the Elan Shareholder will have customary piggyback registration rights, pursuant to which it may request that its shares be included in any offering of securities of the same class as the Elan Shareholder’s securities that New Alkermes initiates in its own right or on behalf of another shareholder.

These registration rights will terminate four months after the date on which the Elan Shareholder beneficially owns less than 10% of the outstanding voting securities of New Alkermes or sooner if either the Elan Shareholder delivers a legal opinion that the shares may be freely sold without registration under the Securities Act or the first date on which the Elan Shareholder beneficially owns less than 5% of the outstanding voting securities of New Alkermes.

Preemption Rights

Elan and the Elan Shareholder will expressly and irrevocably waive any preemption rights to which they may otherwise be entitled under applicable law or the organizational documents of New Alkermes, subject to certain limited exceptions.

Redemption Right

If, at any time after the closing Elan undergoes a change of control while it still beneficially owns at least 10% of the outstanding voting securities of New Alkermes, New Alkermes may purchase all of the New Alkermes voting securities then beneficially owned by Elan at the Market Value of such securities on the date the change of control transaction was consummated. “Market Value” is defined in the shareholder’s agreement in reference to the volume weighted average sale price for the 20 consecutive trading days immediately preceding the date of determination.

Termination

The shareholder’s agreement will terminate upon the consummation of a change of control of New Alkermes and upon the later of the tenth anniversary of the closing or the third anniversary of the date on which the Elan Shareholder no longer beneficially at least 10% of the outstanding voting securities of New Alkermes.

The foregoing discussion of the shareholder’s agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the shareholder’s agreement, a copy of which is included as Annex C to this proxy statement/prospectus.

CREATION OF DISTRIBUTABLE RESERVES OF NEW ALKERMES

Under Irish law, dividends and distributions and, generally, share repurchases or redemptions may only be made from distributable reserves in New Alkermes’ unconsolidated balance sheet prepared in accordance with the Irish Companies Acts. Distributable reserves generally means the accumulated realized profits of New Alkermes less accumulated realized losses of New Alkermes and includes reserves created by way of capital reductions. In addition, no distribution or dividend may be made unless the net assets of New Alkermes are equal to, or in excess of, the aggregate of New Alkermes’ called up share capital plus undistributable reserves and the distribution does not reduce New Alkermes’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New Alkermes’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed New Alkermes’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital. Please see “Description of New Alkermes Ordinary Shares — Dividends” and “Description of New Alkermes Ordinary Shares — Share Repurchases, Redemptions and Conversions.”

Immediately following the merger, the unconsolidated balance sheet of New Alkermes will not contain any distributable reserves, and “shareholders’ equity” in such balance sheet will be comprised entirely of “share capital” (equal to the aggregate par value of the New Alkermes shares issued in the business combination) and “share premium” resulting from the issuance of New Alkermes shares in the proposed transactions (equal to (a) the sum of the aggregate market value of the Alkermes common shares as of the close of trading on NASDAQ on the day the merger becomes effective and any share premium in respect of the 31,900,000 New Alkermes ordinary shares to be issued to the Elan Shareholder pursuant to the reorganization, less (b) the share capital). The Elan Shareholder and its nominees are expected to pass a resolution that is separate and independent from the distributable reserves proposal described in this proxy statement/prospectus and that would also contribute to the creation of distributable reserves following the merger by converting the share premium of New Alkermes as of the effective time in excess of           to distributable reserves. By way of illustration, based upon the closing sale price of Alkermes’ common shares on NASDAQ on          , if the effectiveness of the merger were to have occurred after the close of trading on that date, distributable reserves of New Alkermes created in this manner would have been approximately          . New Alkermes has not paid any dividends since its formation and has no current plans to do so.

The Alkermes common shareholders are being asked at the special meeting to approve the reduction of the share premium of New Alkermes to allow the creation of distributable reserves of New Alkermes as previously approved by the Elan Shareholder and its nominees. If the common shareholders of Alkermes approve the creation of distributable reserves and the merger is completed, the Elan Shareholder approval and the approval of the distributable reserves proposal will facilitate New Alkermes seeking to obtain the approval of the Irish High Court, which is required for the creation of distributable reserves to be effective, as soon as practicable following the effective time. New Alkermes would expect to obtain the approval of the Irish High Court within           weeks after the consummation of the merger.

The approval of the distributable reserves proposal is not a condition to the consummation of the merger and whether or not it is approved will have no impact on the business combination. Accordingly, if the common shareholders of Alkermes approve the merger agreement but do not approve the distributable reserves proposal, the business combination will still be consummated. Until the Irish High Court approval is obtained, New Alkermes will not have sufficient distributable reserves to pay dividends or to repurchase or redeem shares following the merger, including under the current share repurchase plans of Alkermes under the redemption right in the shareholder’s agreement, until such time as New Alkermes has created distributable reserves through the generation of future profits from its operations. In addition, although New Alkermes is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, there is no guarantee that such approval will be forthcoming. Even if the Irish High Court does approve the creation of distributable reserves, it may take substantially longer than anticipated. Please see “Risk Factors.”

Required Vote

Approval of the proposal to create distributable reserves requires the affirmative vote of a majority of the votes cast by the holders of shares of Alkermes common stock outstanding and entitled to vote, assuming a quorum is present; however, the distributable reserves proposal is not a condition to the completion of the business combination and whether or not this proposal is approved will have no impact on the completion of the business combination.

SELECTED HISTORICAL FINANCIAL DATA OF ALKERMES

The information required by this item is incorporated by reference to the Alkermes Annual Report on Form 10-K, filed with the SEC on May 20, 2011. In addition, we have not presented financial information for New Alkermes because it is a business combination related shell company as defined in Rule 405 under the Securities Act.

SELECTED HISTORICAL FINANCIAL DATA OF EDT

The selected historical financial data set forth below as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 are derived from the audited carve-out combined financial statements of EDT, which are included elsewhere in this proxy statement/prospectus. The selected historical balance sheet data set forth below as of December 31, 2008, 2007, and 2006 and statement of operations data for the years ended on December 31, 2007 and 2006 have been derived from unaudited financial data.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EDT” and the carve-out combined financial statements of EDT and the related notes thereto, which are included elsewhere in this proxy statement/prospectus.

	As of and for the Year Ended December 31,
	2010		2009		2008	2007		2006
	(in thousands)

Statement of Operations Data:
Total revenue	$274,119		$275,886		$301,561	$295,495		$282,143
Operating income	$60,928	(1)	$71,086	(2)	$85,782	$84,768	(3)	$118,573	(4)
Net income	$48,889	(1)	$48,380	(2)	$60,522	$61,048	(3)	$96,751	(4)
Balance Sheet Data (at year end):
Total Assets	$344,765		$369,049		$428,575	$436,180		$479,702
Total invested equity	$305,215		$333,013		$396,207	$403,770		$428,784

(1)	Includes other net charges of $2.3 million, primarily relating to severance, restructuring and other costs.

(2)	Includes other net charges of $5.7 million, primarily relating to severance, restructuring and other costs.

(3)	Includes other net charges of $3.6 million, primarily relating to severance, restructuring and other costs.

(4)	Includes other net gains of $46.6 million, primarily relating to an arbitration award of $49.8 million, offset in part by severance, restructuring and other costs of $3.2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EDT

The following should be read in conjunction with the carve-out combined financial statements of EDT and related notes included elsewhere in this proxy statement/prospectus. All references to “EDT” refer to Elan Drug Technologies, the global drug delivery technologies business of Elan.

Presentation and Preparation of the Carve-Out Combined Financial Statements of EDT

On May 9, 2011, Elan and Alkermes announced the execution of a definitive agreement under which Alkermes will merge with EDT in a cash and stock transaction valued at approximately $960 million at the time of the announcement. Alkermes and EDT will be combined under a new holding company incorporated in Ireland. This newly created company will be named Alkermes plc. The transaction is subject to approval by Alkermes’ shareholders and the satisfaction of customary closing conditions and regulatory approvals, including antitrust approval in the United States The transaction is expected to close during the second half of 2011.

EDT has historically operated as a part of Elan and not as a separate stand-alone entity. The carve-out combined financial statements of EDT have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent the financial position and performance of EDT as if EDT had existed on a stand-alone basis during each of the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008 for income statement and the cash flow statement amounts and as of December 31, 2010 and December 31, 2009 for balance sheet amounts; and as if the Financial Accounting Standards Board, which is referred to as FASB in this proxy statement/prospectus, Accounting Standard Codification, which is referred to as ASC in this proxy statement/prospectus, Topic 810, “Consolidation,” had been applied throughout. The accompanying carve-out combined financial statements of EDT only include assets and liabilities that are specifically identifiable with EDT. Certain general and administrative expenses that are maintained at the corporate level, which consist primarily of salaries and other employee costs, legal and professional fees and insurance costs, were allocated to EDT based on methodologies Elan management believes to be reasonable. The carve-out combined financial statements of EDT do not purport to represent what the results of operations would have been, or accurately reflect its assets and liabilities, had the entire EDT business and activities of EDT been a legal sub-group for each of the years being reported on, or for future years. Had EDT operated as an independent stand-alone entity, its results could have differed significantly from those presented in the carve-out combined financial statements of EDT.

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Elan’s operations are organized into two business units: (A) BioNeurology, which engages in research, development and commercial activities primarily for neurodegenerative and autoimmune diseases, and (B) EDT, which focuses on the specialty pharmaceutical industry, including specialized drug delivery and manufacturing.

For additional information regarding the basis of preparation, please refer to Note 2 to the carve-out combined financial statements of EDT, which are included elsewhere in this proxy statement/prospectus.

Overview of EDT

EDT develops and manufactures innovative pharmaceutical products that provide clinical benefits to patients, leveraging EDT’s experience and proprietary technologies for its own account in collaboration with pharmaceutical companies worldwide. Since the inception of its business in Ireland in 1969, EDT has focused its drug development efforts on improved therapeutic outcomes through the use of its proprietary technologies. EDT’s two principal drug technologies are the OCR platform and the bioavailability enhancement platform, which includes EDT’s NanoCrystal technology. EDT’s portfolio includes products marketed by EDT partners and products in clinical development.

EDT is an established, profitable business that has applied its skills and knowledge to develop innovative medications that have been marketed worldwide. To date, EDT’s drug delivery technologies have been commercialized in over 30 products around the world, contributing to annual end-user sales of approximately $3 billion in 2010. Since 2001, EDT’s technologies have been incorporated and subsequently commercialized in 12 products in the United States.

EDT’s original business model was based on advancing proprietary product concepts to a later stage of development for out-licensing to pharmaceutical partners. Today, EDT’s strategic focus is on developing proprietary products, while continuing to leverage its technologies and capabilities through product development on behalf of its pharmaceutical partners. EDT’s most advanced proprietary product is the post-operative pain product Meloxicam IV, which has recently completed Phase 2B studies.

EDT generates revenue from two sources: manufacturing and royalty fees from licensed products (95.4% of EDT revenues in 2010), and contract revenues relating to R&D services, license fees and milestones (4.6% of EDT revenues in 2010). EDT receives royalties and manufacturing fees on products that, as a share of in-market sales, range from percentages in the single digits to the high teens. During 2010, EDT generated $274.1 million (2009: $275.9 million; 2008: $301.6 million) in revenue and $60.9 million (2009: $71.1 million; 2008: $85.8 million) in operating income. The EDT revenue portfolio is transitioning from several legacy products to recently approved products such as Ampyra and Invega Sustenna.

EDT believes it is among the world’s leaders in drug formulation and development due to its profitability, proprietary and partnered clinical development pipeline and multiple preclinical programs. EDT is a division of Elan headquartered in Dublin, Ireland. Prior to the merger, EDT will be carved out of Elan and reorganized under New Alkermes.

Results of Operations

Results for the years ended December 31, 2010, 2009, and 2008

	Year Ended December 31,
	2010	2009	2008
	(in thousands)

Product revenue	$261,420	$257,199	$281,557
Contract revenue	12,699	18,687	20,004

Total revenue	274,119	275,886	301,561
Cost of sales	118,379	116,251	123,654

Gross margin	155,740	159,635	177,907
Operating expenses:
Selling, general and administrative expenses	38,933	35,919	44,534
Research and development expenses	53,579	46,961	47,591
Other net charges	2,300	5,669	—

Total operating expenses	94,812	88,549	92,125

Operating income	60,928	71,086	85,782

Net interest (income)/expense	(575)	1,824	(538)

Net income before income taxes	61,503	69,262	86,320
Provision for income taxes	12,614	20,882	25,798

Net income	$48,889	$48,380	$60,522

Revenues

EDT realized total revenues of $274.1 million for the twelve months ended on December 31, 2010 compared to total revenues of $275.9 million in 2009 and $301.6 million in 2008. EDT’s revenues during the years under review principally consisted of product revenue and, to a lesser extent, contract revenue. Product revenue is made up of manufacturing fees and royalties on licensed products, and contract revenue consists of research fees and milestone payments arising from R&D activities that EDT performs on behalf of other third parties, and technology licensing fees.

Product Revenue

Product revenue for the years ended December 31, can be analyzed as follows:

	2010	2009	2008
	(in thousands)

Manufacturing revenue (includes royalties on manufactured products):
Ampyra	$56,781	$17	$—
Focalin XR/Ritalin® LA	32,998	32,617	33,468
Verelan®	21,824	22,085	24,601
Naprelan®	12,615	15,955	11,083
Avinza	12,027	12,624	13,388
Diltiazem	7,617	7,504	13,674
Zanaflex	5,944	11,559	12,741
Rapamune	5,940	6,600	4,960
Luvox CR	3,955	2,584	7,450
Cymbalta®(1)	2,778	14,367	13,360
Other	7,555	9,542	15,825

Total manufacturing revenue	170,034	135,454	150,550

Royalty revenue:
TriCor 145	54,459	61,635	67,697
Skelaxin®(2)	5,930	34,901	39,709
Megace® ES	8,207	8,959	9,791
Invega Sustenna	7,656	1,667	—
Emend®(3)	8,347	7,939	7,070
Other	6,787	6,644	6,740

Total royalty revenue	91,386	121,745	131,007

Total product revenue	$261,420	$257,199	$281,557

(1)	Cymbalta is a registered trademark of Eli Lilly and Company.

(2)	Skelaxin is a registered trademark of King Pharmaceuticals Research and Development, Inc.

(3)	Emend is a registered trademark of Merck Sharp & Dohme Corporation.

Manufacturing Revenue

Manufacturing revenue represents revenues earned from products that EDT manufactures on behalf of partners and other third-party customers.

Manufacturing revenue increased 25.5% to $170.0 million in 2010 from EDT’s 2009 revenue levels and decreased 10.0% to $135.5 million in 2009 from its 2008 revenue levels.

The increase in manufacturing revenue in 2010, as compared to 2009, was principally due to the launch of Ampyra (dalfampridine) Extended Release Tablets, which was approved by the FDA in January 2010 as a treatment to improve walking ability in patients with multiple sclerosis, which is referred to as MS in this proxy statement/prospectus. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda Therapeutics, Inc., which is referred to as Acorda in this proxy statement/prospectus, is marketed and distributed in the United States by Acorda and outside the United States will be marketed and distributed by Acorda’s sub-licensee Biogen Idec, Inc., which is referred to as Biogen Idec in this proxy statement/prospectus. The product is called Fampyra® (prolonged-release fampridine tablets) outside the United States.

In January 2011, the Committee for Medicinal Products for Human Use, which is referred to as CHMP in this proxy statement/prospectus, of the EMA, issued a negative opinion, recommending against approval of Fampyra. Biogen Idec appealed this opinion and requested a re-examination of the decision of the CHMP. In May 2011, the CHMP of the EMA recommended conditional marketing authorization of Fampyra. In May 2011, Fampyra was approved for use in Australia by the Australian Therapeutic Goods Administration. Biogen Idec also received a notice of deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda. For the year 2010, manufacturing and royalty revenue recorded for Ampyra was $56.8 million and principally reflects shipments to Acorda to satisfy Acorda’s initial stock requirements for the launch of the product in the United States as well as build-up of safety stock supply, and patient demand. EDT records revenue upon shipment of Ampyra to Acorda, as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue may vary with shipments and is not based directly on in-market sales.

This increase in revenue in 2010, as compared to 2009, was partially offset by decreased revenue from Zanaflex, Naprelan and Cymbalta. The decrease in Zanaflex and Naprelan revenue was due to changes in customer inventory levels. Revenue from Cymbalta decreased by $11.6 million due to the scheduled termination of a supply agreement for this product.

The decrease in manufacturing revenue in 2009, as compared to 2008, was primarily due to decreased revenue from Diltiazem, Luvox CR and Verelan. The decrease in Diltiazem revenue was due to the scheduled expiration of a supply agreement for the product. Revenue from Luvox CR decreased primarily as a result of timing of shipments to customers and the inclusion of launch quantities in 2008 revenues. Verelan revenues continue to reflect the declining overall market for the product.

As shown in the table above, no single product, with the exception of Ampyra, Focalin XR, Verelan and Naprelan, accounted for more than 10% of manufacturing revenue in 2010, 2009 or 2008.

Royalty Revenue

Royalties are typically earned on sales of licensee products using EDT’s technology.

Royalty revenue decreased 24.9% to $91.4 million in 2010 from $121.7 million in 2009, primarily due to decreased revenues of $29.0 million from Skelaxin due to the impact of generic entries to the market. In addition, royalty revenue from TriCor 145 decreased by 11.6% during 2010 due to falling in-market sales of the product. These decreases were partially offset by increased revenues from Invega Sustenna as in-market sales of the product grew following its launch in the fourth quarter of 2009.

Royalty revenue decreased 7.1% to $121.7 million in 2009 from $131.0 million in 2008, primarily due to decreased revenues from both Skelaxin and TriCor 145, primarily due to lower in-market sales of these products in 2009.

As shown in the table above, no single product, with the exception of Tricor 145 and Skelaxin, accounted for more than 10% of royalty revenue in 2010, 2009 or 2008.

Contract Revenue

Contract revenue arises from contracts to perform R&D services on behalf of clients, or technology licensing to third parties. Contract research revenue consists of payments or milestones arising from R&D activities EDT performs on behalf of third parties.

Contract revenue decreased 32.0% to $12.7 million in 2010 from EDT’s 2009 revenue level and decreased 6.6% to $18.7 million in 2009 from its 2008 revenue level. The decrease in contract revenue in 2010, as compared to 2009, was primarily due to the timing of the recognition of milestones, notably with respect to Ampyra. The decrease in contract revenue in 2009, as compared to 2008, was primarily due to lower development fees from clients, partially offset by the recognition of certain milestones in 2009, notably with respect to Ampyra.

EDT has continued to make progress on its development pipeline with its clients:

•	In March 2010, EDT’s partner, Acorda, launched Ampyra following its approval by the FDA in late January 2010 as a treatment to improve walking abilities of patients with MS. Ampyra is marketed and distributed in the United States by Acorda and outside the United States, where it is called Fampyra (prolonged-release fampridine tablets), it will be marketed and distributed by Biogen Idec. Ampyra is the first New Drug Application, which is referred to as NDA in this proxy statement/prospectus, approved by the FDA for a product using EDT’s MXDAS® (matrix drug absorption system) technology and is the first medicine approved by the FDA indicated to improve walking speed in people with MS.

•	In January 2010, Biogen Idec announced the submission of a Marketing Authorization Application (MAA) to the EMA for Fampyra. Biogen Idec also announced that it has filed a New Drug Submission (NDS) with Health Canada. In January 2011, the CHMP of the EMA issued a negative opinion, recommending against approval of Fampyra. Biogen Idec appealed this opinion and requested a re-examination of the decision of the CHMP. In May 2011, the CHMP of the EMA recommended conditional marketing authorization of Fampyra. In May 2011, Fampyra was approved for use in Australia by the Australian Therapeutic Goods Administration. Biogen Idec also received a notice of deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility.

•	In 2010, the hydrocodone ER product (ZX002) from EDT’s U.S. partner, Zogenix, Inc., which is referred to as Zogenix in this proxy statement/prospectus, progressed in Phase 3 clinical trials. By the end of 2010, the enrollment of the twelve-month safety study, which is referred to as Study 802 in this proxy statement/prospectus, was completed and the twelve-week doubleblind, placebo controlled efficacy study was underway with full enrollment completed in February 2011. Pending positive clinical results, Zogenix expects to submit an NDA to the FDA by early 2012. ZX002 is a novel controlled release formulation of hydrocodone, developed by EDT using its SODAS® (spheroidal oral drug absorption system) technology and is in clinical trials for the treatment of moderate to severe chronic pain in individuals who require continuous opioid treatment for pain management.

•	In March 2011, EDT’s partner Janssen Pharmaceutical N.V. announced the approval of Xeplion®, a once monthly atypical antipsychotic injection, by the European Commission. This is the first European approval of an injectible product using EDT’s NanoCrystal technology. Xeplion is marketed in the United States under the name Invega Sustenna. Other regulatory advances included approvals for new strengths for Focalin XR (25mg and 35mg) in the United States, and Morphelan® filed in the European Union by Elan.

Cost of Sales

Cost of sales was $118.4 million in 2010, $116.3 million in 2009 and $123.7 million in 2008. The gross profit margin was 56.8% in 2010, 57.9% in 2009 and 59.0% in 2008. The gross margin decreased by 2.4% in 2010 ($155.7 million), compared to 2009 ($159.6 million), and by 10.3% in 2009, compared to 2008 ($177.9 million). The decreased gross margin in 2010 principally reflects lower revenues from Skelaxin and TriCor 145, partially offset by revenues from the Ampyra launch. The decreased gross margin in 2009 was primarily due to the reduction in manufacturing revenue and royalties. In 2010, EDT’s royalties on products that it does not manufacture were 35.0% of total manufacturing revenue and royalties, compared to 47.3% in 2009 and 46.5% in 2008).

Operating Expenses

Total operating expenses, which consists of R&D expense, selling, general and administrative (SG&A) expenses and other net charges, was $94.8 million for the twelve months ended December 31, 2010 compared to $88.5 million in 2009 and $92.1 million in 2008. R&D expenses primarily consists of expenses for EDT’s proprietary programs, development of existing and new technologies, the costs of identifying suitable collaborative products for EDT’s technologies and spending on external client projects. These expenses primarily comprise salary and related costs and external clinical spending. SG&A expenses primarily consists of legal expenses, management compensation expenses and certain central services costs that had been allocated to EDT by Elan based on estimated usage of resources by EDT. For additional information regarding the allocation of central services costs, please refer to Note 2 to the carve-out combined financial statements of EDT, which are included elsewhere in this proxy statement/prospectus.

Research and Development Expenses

Research and development expenses were $53.6 million in 2010, $47.0 million in 2009 and $47.6 million in 2008. This increase of 14.1% in 2010 was primarily due to increased clinical spending on an internal EDT proprietary product which advanced to Phase 2 during 2010.

Selling, General and Administrative Expenses

SG&A expenses were $38.9 million in 2010, $35.9 million in 2009, and $44.5 million in 2008. The increase of 8.4% in 2010 primarily reflects higher marketing and promotion spend and also higher legal spending. The decrease of 19.3% in 2009 primarily reflects lower litigation costs in 2009 associated with the protection of EDT’s intellectual property, in particular costs related to the Abraxis litigation, which was settled in February 2011. As part of the settlement agreement with Abraxis, EDT received $78.0 million in full and final settlement, which is recognized as a gain in 2011. No continuing royalties will be received by EDT in respect of Abraxane® (registered trademark of Abraxis Bioscience, LLC). Please refer to Note 20 to the combined carve-out combined financial statements, which are included elsewhere in this proxy statement/prospectus for additional information on this litigation settlement.

Other Net Charges

EDT incurred other net charges of $2.3 million in 2010, $5.7 million in 2009 and $Nil in 2008. During 2010, EDT incurred severance, restructuring and other costs arising from the realignment of resources to better fit its business strategy. During 2009, EDT incurred severance, restructuring and other costs related to the scheduled completion of a manufacturing contract with an external pharmaceutical company. Please refer to Note 14 to the carve-out combined financial statements, which are included elsewhere in this proxy statement/prospectus for additional information in relation to severance, restructuring and other charges.

Taxation

The current and deferred tax charges have been prepared as if the business were a separate taxable group and consistent with the asset and liability method prescribed by ASC Topic 740 “Income Taxes.” Current tax liabilities and receivables (other than amounts actually paid or refunded by/or to the business) are included in the calculation of the net funding transfer to Elan that is recorded in invested equity. The current and deferred tax charges and benefits and the related tax disclosures are not necessarily representative of the tax charges and benefits that may arise in the future.

EDT had a net tax charge of $12.6 million in 2010 as compared to $20.9 million in 2009 and $25.8 million in 2008. EDT’s effective tax rate was 20.5% in 2010, 30.1% in 2009 and 29.9% in 2008. The tax charge reflects U.S. Federal and State taxes, Irish corporation tax, and other taxes at standard rates in the jurisdictions in which EDT operates, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents. The lower effective tax rate in 2010 compared to 2009 and 2008 was due to the decrease in 2010 in the proportion of total income subject to the U.S. statutory tax rate and an increase in 2010 in the proportion of total income subject to the Irish statutory tax rate, which is lower than the U.S. statutory tax rate. Please refer to Note 7 to the carve-out combined financial statements of EDT, which are included elsewhere in this proxy statement/prospectus, for additional information in relation to EDT’s effective tax rate.

EDT’s Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts income derived from qualifying patents. For each of 2010, 2009 and 2008, the amount of income that can qualify for the patent exemption was capped at €5.0 million (approximately $7.0 million) per annum. The patent exemption was withdrawn on November 24, 2010.

The net deferred tax asset, which is referred to as DTA in this proxy statement/prospectus, that existed as of December 31, 2010 was $0.2 million (as compared to $0.3 million deferred tax liability as of December 31, 2009). The valuation allowance recorded against the DTAs as of December 31, 2010 was $15.4 million, compared to $15.6 million as of December 31, 2009, which primarily relates to Irish operating losses, the recoverability of which is uncertain.

Adjusted EBITDA — Non-GAAP Financial Information

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Net income	$48,889	$48,380	$60,522
Net interest (income)/expense	(575)	1,824	(538)
Provision for income taxes	12,614	20,882	25,798
Depreciation and amortization	32,554	33,161	35,915
Amortized fees, net	(180)	34	(2,498)

EBITDA	$93,302	$104,281	$119,199
Share-based compensation expense	7,929	7,176	9,865
Other net charges	2,300	5,669	—

Adjusted EBITDA	$103,531	$117,126	$129,064

Adjusted EBITDA is a non-GAAP measure of operating results. EDT’s management uses this measure to evaluate EDT’s operating performance and it is among the factors considered as a basis for EDT’s planning and forecasting for future periods. EDT believes that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net income plus or minus net interest income or expense, provision for income taxes, depreciation and amortization of costs and revenue, share-based compensation expenses, and other net charges. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. A reconciliation of Adjusted EBITDA to net income is set out in the table above.

In 2010, EDT reported Adjusted EBITDA of $103.5 million, compared to Adjusted EBITDA of $117.1 million in 2009 and $129.1 million in 2008. The decrease in 2010 compared to 2009 arises primarily as a result of lower contract revenue and higher operating expenses, partially offset by lower other net charges during 2010. The decrease in 2009 compared to 2008 arises primarily as a result of decreased revenues in 2009, partially offset by lower SG&A expenses.

Liquidity and Capital Resources

Overview

Elan uses a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, debt and liquid resources maintained at the Elan group level are not included in the carve-out combined financial statements of EDT. Elan defines liquid resources as the total of its cash and cash equivalents, current restricted cash and current investment securities. EDT has historically financed its operating and capital resource requirements through cash flows from operations, with funding transferred between EDT and Elan as part of the group’s cash and treasury management strategy.

The invested equity balance in the carve-out combined financial statements of EDT constitutes Elan’s investment in EDT and represents the excess of total assets over total liabilities, including the netting of intercompany funding balances between EDT and Elan. Invested equity in EDT includes the results of EDT’s operations, contributions from Elan in the form of share-based compensation to EDT employees less net transfers of intercompany funding from EDT to Elan. As of December 31, 2010, EDT’s invested equity was $305.2 million compared to $333.0 million as of December 31, 2009.

Cash Flows for the Year Ended December 31, 2010, 2009 and 2008

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Cash flows from operating activities:
Net income	$48,889	$48,380	$60,522
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred revenue	(180)	34	(2,498)
Depreciation and amortization	32,554	33,161	35,915
Share-based compensation	7,929	7,176	9,865
(Recognition)/utilization of deferred tax asset	(1,037)	224	202
Excess tax benefit from share-based compensation	—	—	(1,567)
Other	—	639	1,222
Net changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(1,678)	42,480	(18,855)
Decrease/(increase) in prepaid and other assets	403	(1,948)	4,655
Decrease/(increase) in inventory	8,172	(5,882)	(1,371)
Increase in accounts payable and accruals and other liabilities	4,439	3,821	2,486

Net cash provided by operating activities	99,491	128,085	90,576

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	44	26	—
Purchase of property, plant and equipment	(15,108)	(9,774)	(11,696)
Purchase of intangible assets	(301)	(96)	(930)

Net cash used in investing activities	(15,365)	(9,844)	(12,626)

Cash flows from financing activities:
Excess tax benefit from share-based compensation	—	—	1,567
Net funding transfer to Elan	(84,126)	(118,241)	(79,517)

Net cash used in financing activities	$(84,126)	$(118,241)	$(77,950)

Net increase/(decrease) in cash and cash equivalents	—	—	—

Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

Year Ended December 31, 2010

Net cash provided by operating activities was $99.5 million in 2010. The primary components of cash provided by operating activities in 2010 were net income (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts included the increase in accounts receivable of $1.7 million, the decrease in other assets of $0.4 million, the decrease in inventory of $8.2 million and the increase in accounts payable and accruals and other liabilities of $4.4 million. The increase in accounts receivable of $1.7 million was primarily due to the timing of revenue receipts from customers. The decrease in inventory of $8.2 million is due to a reduction in the finished goods inventory level. The net increase of $4.4 million in accounts payable and accruals and other liabilities was due to timing of payments before year end.

Net cash used in investing activities was $15.4 million in 2010. The major components of cash used in investing activities in 2010 included $15.1 million for property, plant and equipment capital expenditures and $0.3 million for the purchase of intangible assets, mainly computer software. As of December 31, 2010, EDT had commitments of $5.3 million for the purchase of property, plant and equipment.

Net cash used in financing activities totaled $84.1 million in 2010, reflecting the transfer in net funding to Elan.

Year Ended December 31, 2009

Net cash provided by operating activities was $128.1 million in 2009. The primary components of cash provided by operating activities in 2009 were net income (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts included the decrease in accounts receivable of $42.5 million, the increase in other current assets of $1.9 million, the increase in inventory of $5.9 million and the increase in accounts payable and accruals and other liabilities of $3.8 million. The decrease in accounts receivable of $42.5 million was primarily due to the timing of receipt of royalty payments from customers. In addition, the decreased revenues resulted in a lower accounts receivable balance at year end. The net increase of $3.8 million in accounts payable and accruals and other liabilities was due to timing of payments before year end.

Net cash used in investing activities was $9.8 million in 2009, primarily related to property, plant and equipment capital expenditures. As of December 31, 2009, EDT had commitments of $8.0 million for the purchase of property, plant and equipment.

Net cash used in financing activities totaled $118.2 million in 2009, reflecting the transfer in net funding to Elan.

Year Ended December 31, 2008

Net cash provided by operating activities was $90.6 million in 2008. The primary components of cash provided by operating activities in 2008 were net income (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts included the increase in accounts receivable of $18.9 million, the decrease in other current assets of $4.7 million, the increase in inventory of $1.4 million and the increase in accounts payable and accruals and other liabilities of $2.5 million. The increase in accounts receivable of $18.9 million was primarily due to the timing of receipt of royalty payments from customers. In addition, the increased revenues resulted in a higher accounts receivable balance at year end. The net increase of $2.5 million in accounts payable and accruals and other liabilities was due to timing of payments before year end.

Net cash used in investing activities was $12.6 million in 2008. The major components of cash used in investing activities in 2008 included $11.7 million for property, plant and equipment capital expenditures and $0.9 million for the purchase of intangible assets, mainly computer software.

Net cash used in financing activities totaled $78.0 million in 2008, primarily reflecting the transfer in net funding to Elan, partially offset by the excess tax benefit from share-based compensation.

Contractual Obligations

The following table sets out as of December 31, 2010, EDT’s main contractual obligations due by period. These represent the major contractual, future payments that may be made by EDT. The table does not include items such as future investments in financial assets.

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
			(in thousands)

Operating lease obligations	$17,291	$1,931	$3,945	$3,731	$7,684
Purchase obligations(1)	7,208	7,208	—	—	—

Total contractual obligations	$24,499	$9,139	$3,945	$3,731	$7,684

(1)	Includes all open purchase orders as of December 31, 2010 for capital and operating expenditures. Excludes capital expenditures of $2.2 million that had been authorized by the directors of Elan for EDT and had not been contracted for as of December 31, 2010.

The operating lease obligations in the table above relate primarily to the R&D facility located in King of Prussia, PA, and will be retained by Elan upon the closing.

In disposing of assets, EDT often provides customary representations, warranties and indemnities (if any) to cover various risks. EDT does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, EDT has no reason to believe that these uncertainties would have a material adverse effect on its financial condition or results of operations.

Off-Balance Sheet Arrangements

As of December 31, 2010, EDT was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The carve-out combined financial statements of EDT include certain estimates based on EDT’s management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, revenue recognition and share-based compensation among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Long-Lived Assets and Impairment

Total property, plant and equipment had a carrying amount as of December 31, 2010 of $203.4 million, compared to $208.7 million as of December 31, 2009, and EDT’s goodwill and other intangible assets amounted to $53.3 million as of December 31, 2010, compared to $65.2 million as of December 31, 2009.

Property, plant and equipment are depreciated using the straight line method based on the estimated useful life of each asset. Land is not depreciated as it is deemed to have an indefinite useful life. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, EDT compares undiscounted cash flows expected to be generated by an asset to the carrying amount of the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. EDT determines fair value using the income approach based on the present value of expected cash flows. EDT’s cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors. If EDT were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganization or change of business focus, then a material impairment charge could arise. EDT believes that it has used reasonable estimates in assessing the carrying amounts of its intangible assets.

The carrying amount of property, plant and equipment included $159.8 million as of December 31, 2010, compared to $162.5 million as of December 31, 2009, relating to EDT’s manufacturing facility in Athlone, Ireland. EDT has invested significant resources in its manufacturing facilities in Ireland to provide it with the capability to manufacture products from its product development pipeline. To the extent that EDT is not successful in developing these pipeline products or does not acquire products to be manufactured at its facilities, the carrying amount of these facilities may become impaired. As of December 31, 2010, EDT’s best estimates of the likely success of development and commercialization of its pipeline products support the carrying amount of its manufacturing facilities.

Goodwill is not amortized, but is instead tested for impairment at least annually. EDT reviews its goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step test and is performed at the reporting-unit level. EDT constitutes a single reporting unit. Under the first step, EDT compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any.

The second step of the goodwill impairment test compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of the reporting unit to individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, EDT determines the fair values of the reporting unit using the income approach, based on the present value of expected cash flows. EDT completed the annual goodwill impairment test on September 30 of each year and the result of its tests did not indicate any impairment in 2010 or 2009.

There were no impairment charges relating to EDT’s property, plant and equipment or intangible assets in 2010 or 2009.

Revenue Recognition

EDT recognizes revenue from the sale of its products, royalties earned and contract arrangements. Up-front fees received by EDT are deferred and amortized when there is a significant continuing involvement by EDT (such as an ongoing product manufacturing contract or joint development activities) after an asset disposal. EDT defers and amortizes up-front license fees to the income statement over the “performance period.” The performance period is the period over which EDT expects to provide services to the licensee as determined by the contract provisions. Generally, milestone payments are recognized when earned and non-refundable, and when EDT has no future legal obligation pursuant to the payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. EDT applies the substantive milestone method in accounting for milestone payments. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If EDT determines the substantive milestone method is not appropriate, EDT applies the proportional performance method to the relevant contract. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Share-Based Compensation

Elan sponsors certain equity award plans in which certain employees of EDT participate. The share-based payment expense funded by Elan represents share-based compensation expenses, allocated to EDT, based on actual EDT employees participating in the Elan plans.

Share-based compensation expense for all equity-settled awards made to EDT employees is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units, which are referred in this proxy statement/prospectus as RSUs, and stock purchases related to Elan’s employee equity purchase plans, which is referred to in this proxy statement/prospectus as EEPPs. Share-based compensation cost for RSUs awarded to EDT employees is measured based on the closing fair market value of Elan’s common stock on the date of grant. Share-based compensation cost for stock options awarded to EDT employees and common stock issued under EEPPs is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by EDT’s share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors. If factors change and/or different assumptions are employed in estimating the fair value of share-based awards in future periods, the compensation expense recorded for future grants may differ significantly from what has been recorded in the carve-out combined financial statements of EDT. However, management believes that reasonable assumptions have been used to estimate the fair value of the share-based awards.

For additional information on share-based compensation, please refer to Note 16 to the carve-out combined financial statements of EDT, which are included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosure About Financial Risk

Overview

EDT is exposed to various financial risks arising in the normal course of business. As discussed in Note 2(a) to the carve-out combined financial statements of EDT, Elan uses a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, debt and liquid resources maintained at the Elan group level are not included in the carve-out combined financial statements of EDT. Therefore, EDT’s financial risk exposures primarily relate to accounts receivable and accounts payable, the impact of changes in foreign exchange rates and the creditworthiness of its counterparties.

As part of the Elan group, EDT has historically managed its financial risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. EDT does not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by the directors of Elan.

Exchange Rate Exposures

EDT is a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which EDT conducts business. The principal foreign currency risk to which EDT is exposed relates to movements in the exchange rate of the U.S. dollar against the Euro. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

The U.S. dollar is used for planning and budgetary purposes and is the functional and reporting currency for financial reporting. EDT does, however, have costs, assets and liabilities denominated in currencies other than U.S. dollars. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the carve-out combined statement of operations of EDT. Consequently, where appropriate, EDT enters into forward contracts to manage its non-U.S. dollar foreign exchange risks and reduce exposures to market fluctuations in foreign exchange rates. EDT does not enter into derivative financial instruments for trading or speculative purposes. All forward contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that are determined by Elan directors from time to time.

During 2010, EDT entered into forward foreign exchange contracts that required EDT to sell U.S. dollars for Euro and sell Euro for U.S. dollars. These forward contracts expired during 2010 and there were no forward contracts outstanding as of December 31, 2010. EDT did not enter into any forward contracts or other derivative instruments during 2009. EDT recorded a net loss of $0.1 million on the forward exchange contracts during 2010, compared to no gain or loss in 2009 or 2008.

The table below shows our foreign currency exposure. Such exposure comprises the monetary liabilities that are not denominated in U.S. dollars. These exposures were as follows:

	Year Ended December 31,
	2010	2009
	(in thousands)

Euro	$(10,224)	$(8,020)
Sterling	—	(396)

Total	$(10,224)	$(8,416)

A 10% strengthening of the U.S. dollar against the following currencies in which we held monetary balances, would have increased net income by the amounts shown below for the years ended December 31. This analysis assumes that all other variables, including interest rates, remain constant.

	Year Ended December 31,
	2010	2009
	(in thousands)

Euro	$1,022	$802
Sterling	—	40

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Credit Risk

EDT transacts its business with counterparties that it considers to have a low credit risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the carve-out combined balance sheet of EDT.

For customers, EDT has a credit policy in place which involves credit evaluation and ongoing account monitoring. There is a significant concentration of credit risk given that EDT’s top three customers account, in aggregate, for 61.1% of its gross accounts receivable balance as of December 31, 2010, compared to 54.3% as of December 31, 2009. However, EDT does not believe the credit risk in relation to these three customers or its other customers is significant.

UNAUDITED PRO FORMA FINANCIAL DATA

New Alkermes Unaudited Pro Forma Condensed Combined Financial Data

The following unaudited pro forma condensed combined financial data give effect to the merger of Alkermes with a wholly-owned subsidiary of New Alkermes (which will be the parent of Alkermes immediately following the merger) in a transaction to be accounted for as a reverse acquisition with Alkermes treated as the accounting acquirer. Alkermes is considered the accounting acquirer even though New Alkermes will be the issuer of common stock in the transaction based in part on the fact that upon completion of the merger, Alkermes stockholders will retain approximately 75.0% ownership of the combined entity, and a subsidiary of Elan Corporation, plc will own the remaining approximately 25.0% of the outstanding shares of Alkermes plc’s common stock on a fully diluted basis.

Alkermes’ fiscal year ends on March 31 and EDT’s fiscal year ends on December 31. New Alkermes is expected to have a fiscal year end of March 31. The unaudited pro forma condensed combined balance sheet at March 31, 2011 is based on the individual historical consolidated balance sheets of Alkermes and the carve-out combined financial statements of EDT as of March 31, 2011 and December 31, 2010, respectively, and has been prepared to reflect the merger of Alkermes and a wholly owned subsidiary of New Alkermes as if it had occurred on March 31, 2011. The unaudited pro forma condensed combined statement of operations is based on the historical consolidated statement of operations of Alkermes and the carve-out combined financial statements of EDT and combines the results of operations of Alkermes and EDT for the fiscal years ended March 31, 2011 and December 31, 2010, respectively, giving effect to the merger as if it had occurred on April 1, 2010 for pro forma statement of operations, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

These unaudited pro forma condensed combined financial data are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the pro forma financial data, Alkermes allocated the purchase price using its best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to EDT’s business, the assumptions and estimates herein could change significantly. The allocation is dependent upon certain valuation and other studies that are not yet final. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. Upon completion of the transaction, final valuations will be performed. There can be no assurances that these final valuations will not result in material changes to the purchase price allocation. Furthermore, the parties expect to have reorganization and restructuring expenses as well as potential operating efficiencies as a result of combining the companies. The pro forma financial data do not reflect these potential expenses and efficiencies. The unaudited pro forma condensed combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements, including the related notes thereto, of Alkermes and EDT covering these periods, incorporated by reference in, or included in this proxy statement/prospectus. See “Where You Can Find More Information” for more information.

Unaudited Pro Forma Condensed Combined Balance Sheet

		Elan Drug				New
		Technologies				Alkermes
	Alkermes, Inc.	December 31,	Pro Forma			Pro Forma
	March 31, 2011	2010	Adjustments	Notes		Combined
	(in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38,394	$—	$—			$38,394
Investments — short-term	162,928	—	(50,000)	(A	)	112,928
Receivables	22,969	60,030	(600)	(M	)	82,399
Inventory	20,425	18,296	6,300	(C	)	45,021
Deferred tax assets — current	—	1,555	(1,555)	(L	)	—
Prepaid expenses and other current assets	8,244	3,071	(236)	(M	)	11,079

Total Current Assets	252,960	82,952	(46,091)			289,821

INTANGIBLE ASSETS, NET	—	3,654	713,100	(D	)	713,100
	—	—	(3,654)	(H	)
PROPERTY, PLANT AND EQUIPMENT, NET	95,020	203,415	13,277	(C	)	311,712
INVESTMENTS — LONG TERM	93,408	—	—			93,408
GOODWILL	—	49,684	81,645	(D	)	81,645
	—	—	(49,684)	(H	)
OTHER ASSETS	11,060	5,060	10,800	(B	)	26,720
	—	—	(200)	(M	)

TOTAL ASSETS	$452,448	$344,765	$719,193			$1,516,406

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$44,934	$27,950	$10,800	(B	)	$78,146
	—	—	(5,538)	(M	)
Deferred revenue — current	3,123	425	(425)	(I	)	3,123
Deferred tax liabilities — current	—	—	551	(L	)	551

Total current liabilities	48,057	28,375	5,388			81,820

DEBT — LONG-TERM	—	—	450,000	(B	)	450,000
DEFERRED REVENUE — LONG-TERM	4,837	—	—			4,837
DEFERRED TAX LIABILITY	—	1,338	47,874	(L	)	49,212
OTHER LONG-TERM LIABILITIES	7,536	9,837	(8,152)	(K	)	8,660
	—	—	(561)	(M	)

TOTAL LIABILITIES	60,430	39,550	494,549			594,529

SHAREHOLDERS’ EQUITY:
Common stock	1,055	—	319	(A	)	1,374
Non-voting common stock	4	—	—			4
Treasury stock, at cost	(131,095)	—	—			(131,095)
Additional paid-in capital	936,295	305,215	529,540	(A	)	1,465,835
	—	—	(305,215)	(J	)
Accumulated other comprehensive loss	(3,013)	—	—			(3,013)
Accumulated deficit	(411,228)	—	—			(411,228)

TOTAL SHAREHOLDERS’ EQUITY	392,018	305,215	224,644			921,877

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$452,448	$344,765	$719,193			$1,516,406

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

	Twelve Months Ended
		Elan Drug				New
		Technologies				Alkermes
	Alkermes, Inc.	December 31,	Pro Forma			Pro Forma
	March 31, 2011	2010	Adjustments	Notes		Combined
	(in thousands, except per share amounts)

REVENUES:
Manufacturing revenues	$118,521	$170,034	$—			$288,555
Royalty revenues	38,319	91,386	—			129,705
Product sales, net	28,920	—	—			28,920
Research and development revenue	880	12,699	—			13,579

Total revenues	186,640	274,119	—			460,759

EXPENSES:
Cost of goods manufactured and sold	52,185	118,379	—			165,012
	—	—	6,102	(G	)
	—	—	(11,654)	(H	)
Research and development	97,239	53,579	(513)	(H	)	132,783
	—	—	(17,522)	(M	)
Selling, general and administrative	82,847	38,933	(1,115)	(F	)	116,301
	—	—	(18)	(H	)
	—	—	(4,346)	(M	)
Amortization of intangible assets	—	—	45,958	(E	)	45,958
Restructuring	—	2,300	—			2,300

Total Expenses	232,271	213,191	16,892			462,354

OPERATING (LOSS) INCOME	(45,631)	60,928	(16,892)			(1,595)

OTHER (EXPENSE) INCOME:
Interest income	2,728	—	—			2,728
Interest expense	(3,298)	—	(34,000)	(B	)	(39,458)
	—	—	(2,160)	(B	)
Other (expense) income, net	(290)	575	—			285

Total other expense, net	(860)	575	(36,160)			(36,445)

(LOSS) INCOME BEFORE INCOME TAXES	(46,491)	61,503	(53,052)			(38,040)

(BENEFIT) PROVISION FOR INCOME TAXES	(951)	12,614	(12,195)	(L	)	(532)

NET (LOSS) INCOME	$(45,540)	$48,889	$(40,857)			$(37,508)

(LOSS) PER COMMON SHARE
BASIC	$(0.48)	$—	$(1.28)			$(0.29)

DILUTED	$(0.48)	$—	$(1.28)			$(0.29)

SHARES USED IN CALCULATING BASIC AND DILUTED LOSS PER COMMON SHARE	95,610	—	31,900	(A	)	127,510

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these statements.

1.	Description of Transaction and Basis of Presentation

On May 9, 2011, Elan and Alkermes entered into the merger agreement to combine the business of Alkermes with EDT, in a transaction to be accounted for as a business combination under U.S. GAAP, with Alkermes treated as the accounting acquirer. Under the acquisition method of accounting, the assets and liabilities of EDT will be recorded as of the acquisition date at their fair values and added to those of Alkermes. Under the terms of the agreement, the businesses will be combined under a new holding company incorporated in Ireland that will be re-registered in Ireland as a public limited company, and renamed Alkermes plc, at or prior to the consummation of the merger. The transaction was approved by the board of directors of both Elan and Alkermes. At the closing of the transaction, Elan will receive $500 million in cash and own 31.9 million shares of Alkermes plc ordinary shares. Alkermes, Inc. has obtained a commitment from MSSF and HSBC to provide up to $450 million in term loan financing to finance the transaction.

2.	Purchase Price

A preliminary estimate of the purchase price is as follows (table in thousands):

Upfront payment in accordance with agreement	$500,000
Equity consideration in accordance with agreement	529,859

Total estimated purchase price	$1,029,859

The fair value of the Alkermes, Inc. shares used in the determination of the purchase price was $16.61 per share based on the closing price of Alkermes common stock on June 17, 2011.

The estimated purchase price has been allocated, on a preliminary basis, to the acquired tangible and intangible assets and liabilities assumed based on their estimated fair values as of December 31, 2010 (table in thousands):

Receivables	$59,430
Inventory	24,596
Prepaid expenses and other assets	2,835
Property plant and equipment	216,692
Acquired identifiable intangible assets, net	713,100
Goodwill	81,645
Other assets	4,860
Accounts payable and accrued expenses	(22,412)
Deferred tax liabilities	(49,763)
Other long-term liabilities	(1,124)

Total	$1,029,859

The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired, including the fair values of in-process research and development, other identifiable intangible assets and the fair values of liabilities assumed as of the date that the merger is consummated. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is allocated to goodwill. The purchase price allocation will remain preliminary until a final valuation of significant identifiable intangible assets acquired (including in-process research and development) is completed and the fair values of other assets acquired and liabilities assumed is determined. The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The amount allocated to acquired identifiable intangible assets has been attributed to the following categories (table in thousands):

Collaboration agreements	$510,300
NanoCrystal technology	76,300
Oral Controlled Release technology	69,000
In-process research and development	54,300
Trademark	3,200

Total	$713,100

The estimated fair value attributed to collaboration agreements was determined based on a discounted forecast of the estimated net future cash flows to be generated from the collaboration agreements. The estimated fair value attributed to collaboration agreements will be amortized over 12 years based upon the expected period of economic benefit using a pattern in which the economic benefits of the collaboration agreements are consumed.

The estimated fair value attributed to the NanoCrystal technology was determined based on a discounted forecast of the estimated net future cash flows to be generated from the technology. The estimated fair value attributed to the NanoCrystal technology will be amortized over 13 years based upon the expected period of economic benefit using a pattern in which the economic benefits of the technology are consumed.

The estimated fair value attributed to the OCR technology was determined based on a discounted forecast of the estimated net future cash flows to be generated from the technology. The estimated fair value attributed to the OCR technology will be amortized over 12 years based upon the expected period of economic benefit using a pattern in which the economic benefits of the technology are consumed.

The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process research projects that, as of the expected closing date of the business combination, will not have reached technological feasibility and have no alternative future use. Only those research projects that had advanced to a stage of development where management believed reasonable net future cash flow forecasts could be prepared and a reasonable likelihood of technical success existed were included in the estimated fair value. The estimated fair value of the in-process research and development was determined using market participant assumptions and capitalized as an indefinite-lived intangible asset. The capitalized research and development assets will be amortized in future periods or impaired, depending upon the ability of Alkermes, Inc. to use the acquired research and development in the post-combination period.

The estimated fair value attributed to the EDT trademarks was determined based on a discounted forecast of the estimated net future cash flows to be generated from the trademark. The estimated fair value attributed to the trademark will be amortized over a one year period on a straight-line basis (no other method was deemed preferable), which is the estimated useful life of the trademark from the expected closing date of the business combination.

3.	Pro Forma Adjustments

(A) To record the fair value of 31.9 million ordinary shares of Alkermes plc common stock issued based on the closing price of Alkermes, Inc. common stock of $16.61 per share on June 17, 2011 to be owned by the Elan Shareholder and $500.0 million of cash and investments used to purchase EDT.

(B) To record the issuance of $450.0 million of long-term debt with a scheduled repayment period of five years at an interest rate of approximately 7.5% per year. Included in the issuance of long-term debt are debt financing costs of $10.8 million that are capitalized within other assets and are being amortized over the debt repayment term on an effective interest rate basis.

(C) To record the step-up in fair value of inventory and fixed assets acquired. The expense related to the inventory step-up in fair value of $6.3 million has not been included as an adjustment to cost of goods manufactured and sold in the pro forma statement of operations as its impact is not expected to extend beyond the twelve month period following the closing date of the merger.

(D) To record the estimated fair value of intangible assets and goodwill acquired in the merger.

(E) To reflect the amortization of acquired intangible assets over the expected period of economic benefit using a pattern in which the economic benefits of the acquired intangible assets are consumed.

(F) To reflect the reversal of costs related to the merger incurred by Alkermes during the year ended March 31, 2011.

(G) To reflect the depreciation expense related to the step-up of the personal property acquired from Elan Drug Technologies.

(H) To eliminate goodwill and intangible assets from EDT’S historical balance sheet. Amortization expense related to the intangible assets of EDT has been eliminated from cost of goods manufactured and sold and research and development expense in the pro forma statement of operations as this expense will not be recurring.

(I) To eliminate deferred revenue from EDT’S historical balance sheet.

(J) To eliminate shareholders’ equity from EDT’S historical balance sheet.

(K) To eliminate pension liability from EDT’S historical balance sheet as this liability will not be assumed as part of the transaction.

(L) To eliminate the deferred taxes from EDT’S historical balance sheet and record an adjustment to income taxes to reflect the merger of the companies as if the transaction had occurred on April 1, 2010. The statements do not reflect an income tax provision on EDT’S U.S. income as there is a consolidated U.S. loss, and all deferred tax assets are offset by a full valuation allowance.

(M) To eliminate assets, liabilities and certain non-recurring costs from EDT’S historical balance sheet that relate to assets and liabilities not assumed by Alkermes, as part of the transaction.

4.	Forward-Looking Statements

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Elan Drug Technologies nor Alkermes, Inc. undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 29.

5.	Comparative Per Share Data

The following table sets forth selected historical share information of Alkermes, Inc. and unaudited pro forma share information after giving effect to the business combination between EDT and Alkermes, assuming 95,610 thousand shares of Alkermes common stock outstanding as of March 31, 2011 and 31,900 thousand shares of common stock of New Alkermes issued in connection with the business combination. Per share data for Elan Drug Technologies are not presented because it did not have outstanding capital stock since its historical financial information has been prepared on a carve-out basis.

You should read this information in conjunction with the selected historical financial information, the unaudited pro forma condensed combined financial statements and the separate historical financial statements of Elan Drug Technologies and Alkermes, Inc. and the notes thereto included elsewhere in this proxy statement/prospectus. The historical share information is derived from audited consolidated financial statements of Alkermes, Inc. as of and for the year ended March 31, 2011. The amounts set forth below are in thousands of dollars, except per share amounts, which are in thousands of shares. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the merger been consummated at the beginning of the period presented and should not be construed as representative of future operations.

	Alkermes, Inc.
	Year Ended March 31,
	2011
	Historical	Pro Forma

(LOSS) PER COMMON SHARE:
BASIC	$(0.48)	$(0.29)
DILUTED	$(0.48)	$(0.29)
SHARES USED IN CALCULATING BASIC AND DILUTED LOSS PER COMMON	95,610	127,510

THE BUSINESS OF ALKERMES

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this proxy statement/prospectus. A description of the business of Alkermes can be found in the Alkermes Annual Report on Form 10-K for the fiscal year ended March 31, 2011, filed with the SEC on May 20, 2011, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.” See also “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Alkermes is a Pennsylvania corporation which was formed on July 13, 1987 and which is currently listed on NASDAQ under the ticker symbol “ALKS.” A fully integrated biotechnology company, Alkermes is committed to developing innovative medicines to improve patients’ lives. Alkermes developed, manufactures and commercializes Vivitrol for alcohol and opioid dependence and manufactures Risperdal Consta for schizophrenia and bipolar I disorder. Vivitrol is a registered trademark of Alkermes and Risperdal Consta is a registered trademark of Johnson & Johnson Corporation, which is referred to in this proxy statement/prospectus as J&J. Alkermes’ robust pipeline includes extended-release injectable and oral products for the treatment of prevalent, chronic diseases, such as central nervous system disorders, addiction and diabetes. Headquartered in Waltham, Massachusetts, Alkermes has a research facility in Massachusetts and a commercial manufacturing facility in Ohio. Alkermes leverages its formulation expertise and proprietary product platforms to develop, both with partners and on its own, innovative and competitively advantaged medications that can enhance patient outcomes in major therapeutic areas.

Alkermes’ Strategy

Alkermes leverages its formulation expertise and proprietary product platforms to develop, both with partners and on its own, innovative and competitively advantaged medications that can enhance patient outcomes in major therapeutic areas. Alkermes enters into select collaborations with pharmaceutical and biotechnology companies to develop significant new product candidates, based on existing drugs and incorporating its proprietary product platforms. In addition, Alkermes applies its innovative formulation expertise and drug development capabilities to create its own new, proprietary pharmaceutical products.

THE BUSINESS OF EDT

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus/proxy statement. See also “Cautionary Statement Regarding Forward-Looking Statements.”

General

EDT develops and manufactures innovative pharmaceutical products that provide clinical benefits to patients, leveraging EDT’s experience and proprietary technologies for its own account in collaboration with pharmaceutical companies worldwide. Since the inception of its business in Ireland in 1969, EDT has focused its drug development efforts on improved therapeutic outcomes through the use of its proprietary technologies. EDT’s two principal drug technologies are the OCR platform and the bioavailability enhancement platform, which includes EDT’s NanoCrystal technology. NanoCrystal is a registered trademark of Elan Pharma International Limited. EDT’s portfolio includes products marketed by EDT partners and products in clinical development.

EDT is an established, profitable business that has applied its skills and knowledge to develop innovative medications that have been marketed worldwide. To date, EDT’s drug delivery technologies have been commercialized in over 30 products around the world, contributing to annual end-user sales of approximately $3 billion in 2010. Since 2001, EDT’s technologies have been incorporated and subsequently commercialized in 12 products in the United States.

EDT’s original business model was based on advancing proprietary product concepts to a later stage of development for out-licensing to pharmaceutical partners. Today, EDT’s strategic focus is on developing proprietary products, while continuing to leverage its technologies and capabilities through product development on behalf of its pharmaceutical partners. EDT’s most advanced proprietary product is the post-operative pain product Meloxicam IV, which has recently completed Phase 2B studies.

EDT generates revenue from two sources: manufacturing and royalty fees from licensed products (approximately 95.4% of EDT revenues in 2010) and contract revenues relating to R&D services, license fees and milestones (4.6% of EDT revenues in 2010). EDT receives royalties and manufacturing fees on products that, as a share of in-market sales, range from percentages in the single digits to the high teens. During 2010, EDT generated $274.1 million (2009: $275.9 million; 2008: $301.6 million) in revenue and operating income of $60.9 million (2009: $71.1 million; 2008: $85.8 million). The EDT revenue portfolio is transitioning from several legacy products to recently approved products such as Ampyra and Invega Sustenna.

EDT believes it is among the world’s leaders in drug formulation and development due to its profitability, proprietary and partnered clinical development pipeline and, multiple preclinical programs. EDT is a division of Elan headquartered in Dublin, Ireland. Prior to the merger, EDT will be carved out of Elan and reorganized under New Alkermes.

Recent Events

In March 2010, EDT’s partner, Acorda Therapeutics Inc., which is referred to in this proxy statement/prospectus as Acorda, launched Ampyra following its approval by the FDA, in January 2010 as a treatment to improve walking speed in patients with MS. Ampyra, a prolonged-release tablet of dalfampridine, is a registered trademark of Acorda and is marketed and distributed in the United States by Acorda. Acorda sub-licensed to Biogen Idec the commercial rights to Ampyra outside the United States, where the product, if approved, will be called Fampyra. Fampyra is a registered trademark (European Union) of Acorda.

Ampyra is the first NDA approved by the FDA for a product using EDT’s MXDAS (matrix drug absorption system) technology and is the first medicine approved by the FDA indicated to improve walking speed in people with multiple sclerosis.

In May 2011, Biogen Idec announced that Fampyra had been granted a positive opinion for conditional approval from CHMP. Based on the CHMP recommendation, Biogen Idec expects that a marketing authorization for Fampyra should be granted before August 2011. Biogen Idec also received marketing approval for Fampyra in Australia in May 2011, as well as a notice of deficiency from Health Canada in March 2011 for Biogen Idec’s application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility.

In March 2011, EDT’s partner, Janssen Pharmaceutica N.V., one of the Janssen Pharmaceutical Companies, which are referred to in this proxy statement/prospectus as Janssen and which are a part of J&J, announced the approval of Xepilon, (paliperidone palimtate) a once monthly atypical antipsychotic injection, by the European Commission. Xepilon is the first injectable product using EDT’s NanoCrystal technology that has been approved by the European Commission. Xepilon is a registered trademark (European Union) of J&J and is marketed by Janssen in the United States under the name Invega Sustenna, which is also a registered trademark of J&J.

In 2010, one of EDT’s partners, Zogenix, Inc., progressed the hydrocodone ER product ZX002 into two Phase 3 clinical trials and expects to announce top line results from those clinical trials in the third quarter of 2011. ZX002 is a single agent controlled release formulation of hydrocodone. ZX002 was developed by EDT using EDT’s Spheroidal Oral Drug Absorption System, which is referred to in this proxy statement/prospectus as SODAS, technology and is in clinical trials for the treatment of moderate to severe chronic pain in individuals who require continuous opioid treatment for pain management. Pending positive clinical results, Zogenix expects to submit an NDA to the FDA by early 2012. If approved, ZX002 has the potential to be the first oral controlled-release version of hydrocodone and also the first hydrocodone product that is not combined with another analgesic. This novel formulation has the potential to address safety concerns identified by the FDA regarding the use of certain combination prescription pain products that contain acetaminophen, which can cause liver toxicity at high doses over time. In May 2011, EDT licensed marketing and distribution rights of ZX002 for the Canadian market to Paladin Labs.

In addition to licensed products, EDT also manufactures products that do not incorporate EDT’s proprietary technologies. In October 2010, EDT formally launched its Manufacturing Services as a separate line of business, building on over 40 years experience and innovation in developing and manufacturing complex products. Since then, EDT has entered into a number of new agreements whereby it will tech-transfer, scale-up and manufacture third-party products.

Other recent advances include regulatory approvals for new strengths for Novartis’ Focalin XR (25mg and 35mg) in the United States as well as the filing of Morphelan and megestrol acetate oral suspension with the EMA, to undergo review for European approval. Focalin XR is a registered trademark of Novartis and Morphelan is a registered trademark (European Union) of Elan Pharma International Limited.

EDT’s Business Strategy

EDT is focused on growing its product portfolio and pipeline, enabled by its strong development capabilities, product technologies and manufacturing expertise. EDT’s strategic focus is on developing proprietary products, while continuing to leverage its technologies and capabilities through product development on behalf of its pharmaceutical partners.

Key Technologies

EDT has a unique platform of validated technologies, including OCR (e.g., oral delayed release and pulsatile release delivery systems), as well as technology solutions for poorly water-soluble compounds, such as NanoCrystal technology, which are supported by its patent estate. EDT has a complete range of capabilities from formulation development through to commercial-scale manufacture in modern facilities. A significant feature of EDT’s NanoCrystal and OCR technology platforms is that they can be combined to produce therapeutic benefits, as described in “The Business of Elan Drug Technologies (“EDT”) — Intellectual Property.”

NanoCrystal Technology

EDT’s NanoCrystal technology is applicable to poorly water-soluble compounds. NanoCrystal technology involves formulating and stabilizing drugs into particles that are nanometers in size. A drug in NanoCrystal form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements in patient outcomes.

EDT’s NanoCrystal technology is applicable to all dosage forms and has been manufactured on a commercial scale since 2001. Five licensed products using EDT’s NanoCrystal technology have been launched to date, achieving over $1.9 billion in-market sales in 2010, with more than 20 other compounds at various stages of development.

The potential benefits of applying the NanoCrystal technology for existing and new products include:

•	enhancing oral bioavailability;

•	increased therapeutic effectiveness;

•	reducing/eliminating fed/fasted variability;

•	sustaining duration of IV/IM release; and

•	optimizing delivery.

The marketed products that incorporate EDT’s NanoCrystal technology are as follows:

Trademark
Marketer	Product	Registered by	Indication	Territory

Merck Inc.	Emend	Merck Sharp & Dohme Corporation	Nausea post chemo	All major territories worldwide
Pfizer Inc.	Rapamune	Wyeth LLC	Transplant rejection	All major territories worldwide
Par Pharmaceuticals (Strativa)	Megace ES	E.R. Squibb & Sons L.L.C.	Cachexia	U.S.
Abbott Labs	Tricor 145 Lipanthyl®	Fournier Industrie et. Sante (S.A.S.)	Cholesterol reduction	U.S. Certain European territories
Janssen	Invega Sustenna Xeplion	Johnson & Johnson Corporation	Schizophrenia	U.S. EU

These products and other products under development cover a range of dosage forms and administration routes (e.g., solid oral, liquid oral and long acting depot injection). EDT’s NanoCrystal technology has also been successfully applied to nasal and pulmonary formulations in development. In 2010, products using NanoCrystal technology accounted for $84.6 million of EDT’s revenue.

Oral Controlled Release Technology Platform

EDT has developed a range of OCR technologies, which it applies to help overcome many of the technical difficulties that have been encountered in developing long-acting oral products.

EDT use sits OCR technology and manufacturing expertise to formulate, develop and manufacture oral dosage forms of pharmaceutical products that improve and control the release characteristics and efficacy of standard dosage forms. Products incorporating OCR technology may also result in improved patient convenience and compliance. EDT’s OCR technology platform allows for the engineering of a range of release profiles and dosage forms. Customized release profiles for oral dosage forms such as extended release, delayed release and pulsatile release have all been developed and commercialized.

With manufacturing capabilities in the United States and Ireland, EDT has supported the commercialization of 17 products currently on the market. EDT’s OCR platform includes specific technologies for tailored pharmacokinetic profiles including SODAS technology, IPDAS® technology, CODAS® technology and the MXDAS drug absorption system, each as described below.

The principal OCR technologies are:

•	SODAS Technology: SODAS (Spheroidal Oral Drug Absorption System) technology is based on the production of uniform spherical beads of 1 to 2 mm in diameter containing drug plus excipients and coated with product-specific modified-release polymers. As each candidate drug presents itself with different physiochemical and pharmacokinetic properties, the composition of the polymer membrane will differ for each individual SODAS formulation. Varying the nature and combination of polymers within a selectively permeable membrane enables varying degrees of modified release depending upon the required product profile. SODAS is a registered trademark of Elan Pharma International Limited.

•	CODAS Technology: CODAS (Chronotherapeutic Oral Drug Absorption System) enables the delayed onset of drug release incorporating the use of specific polymers, resulting in a drug release profile that more accurately complements circadian patterns. CODAS is a registered trademark of Elan Pharma International Limited.

•	IPDAS Technology: IPDAS (Intestinal Protective Drug Absorption System) technology confers the advantages of multiparticulate technology in a table dosage form initially targeted for use in compounds known for gastrointestinal irritation. IPDAS conveys its gastrointestinal protection by a wide dispersion of the irritant drug candidates throughout the gastrointestinal tract in a controlled and gradual manner. The IPDAS delivery system is comprised of numerous high-density controlled-release beads compressed into a tablet form. Release characteristics can be modified by the application of polymers to the micro matrix and subsequent coatings which form a rate-limiting semi-permeable membrane. IPDAS is a registered trademark of Elan Pharma International Limited.

•	MXDAS Technology: MXDAS (Matrix Drug Absorption System) formulates the drug candidate in a hydrophilic matrix, involves the incorporation of one or more hydrophilic matrix forming polymers into a solid oral dosage form, which controls the release of drug through a process of diffusion and erosion in the gastrointestinal tract controlling the release of the active drug ingredient. MXDAS is a registered trademark of Elan Pharma International Limited.

Currently marketed products that incorporate EDT’s OCR technologies include the following:

Trademark
Marketer	Product	Registered by	Indication	Territory

Acorda Therapeutics, Inc.	Zanaflex Capsules®	Acorda Therapeutics, Inc.	Muscle spasticity	U.S.
Acorda Therapeutics, Inc.	Ampyra	Acorda Therapeutics, Inc.	Walking disability associated with MS	U.S.
Jazz Pharmaceuticals Inc.	Luvox CR	Abbott Products Inc.	Social Anxiety Disorder and Obsessive Compulsive Disorder	U.S.
Pfizer Inc	Avinza	King Pharmaceuticals Research and Development Inc.	Chronic pain	U.S.
Novartis AG	Focalin XR/Ritalin LA	Novartis AG	Attention Deficit Hyperactivity Disorder	All major territories worldwide
Victory Pharma	Naprelan	Elan Pharma International Limited	Non-Steroidal Anti-Inflammatory Drug — Pain	U.S.

In 2010, products using OCR technologies accounted for $164.6 million of EDT’s revenue.

Manufacturing and Research & Development Capabilities

Manufacturing, Development and Scale-up Expertise

EDT’s principal manufacturing facilities are located in Athlone, Ireland and Gainesville, Georgia. EDT has developed scale-up and manufacture of pharmaceutical dosage forms for pharmaceutical markets worldwide, with multiple products launched in North America, Asia, Europe, Latin America, Asia Pacific and, more recently, India and China. At present, over 30 pharmaceutical companies are clients of EDT.

EDT’s development and manufacturing capabilities include:

•	formulation through process development, scale-up and full scale commercial manufacturing;

•	specialized capabilities for the development and manufacturing of controlled substances; and

•	full project leadership and management.

EDT’s manufacturing services business provides a range of contract development and manufacturing services that includes analytical development, clinical trial manufacturing, product scale-up, product registration support and supply chain management for client products. The range of manufacturing services includes:

•	dedicated development, scale-up and commercial manufacturing facilities;

•	FDA and EMA inspected sites with capacity to manufacture up to 1.5 billion units annually of solid oral dosage product;

•	270,000 square feet of facilities compliant with current good manufacturing practices between EDT’s sites in Ireland and the United States;

•	process and analytical equipment, a site controlled by the U.S. Drug Enforcement Administration (which is referred to in this proxy statement/prospectus as the DEA), packaging facilities in United States and Ireland; and

•	other services include regulatory support, supply chain support, and launch management.

Research & Development Capabilities

EDT’s research and development, which is sometimes referred to in this proxy statement prospectus as R&D, focuses on areas such as pharmaceutical formulation, analytical chemistry, process development, engineering, scale-up and drug optimization/delivery. At its facilities in Athlone, Ireland, Gainesville, Georgia and King of Prussia, Pennsylvania (which facility is not being acquired in connection with the business combination and will be closed in the second half of 2011), EDT conducts research and development on its product candidates, explores new applications of its existing technologies and develops new technologies. An in-house product pipeline team oversees all development activities.

R&D operations are generally performed under a license arrangement with a client company pursuant to which EDT and the client enter into a development services arrangement whereby EDT performs formulation development work on the compound in question on a fee for services/milestone basis. EDT has also conducted, and is continuing to conduct, internal screening activities to identify compounds with market potential that could be developed by EDT and then either be out-licensed at a later stage or commercialized.

Internal research projects are also underway that are not as yet the subject matter of a license agreement with a third party. R&D work is also carried out by partners under broad NanoCrystal technology based licenses. EDT is not aware of this activity unless and until it is disclosed to EDT by the partners.

In almost all cases in which EDT is collaborating with third parties on the formulation development of specified compound(s), EDT does not carry out clinical development, which is the responsibility of the partner. EDT does carry out some clinical development activities related to proprietary products, managed through in-house staff and a network of clinical research organizations.

EDT’s drug optimization and development business has successfully assisted a number of companies with various applications to the regulatory authorities in the United States, Europe and Japan. EDT also provides assistance to its clients with the preparation of NDAs and updates, ANDAs, Drug Master Files, which are referred to in this proxy statement prospectus as DMFs, and post-marketing supplements. In addition, EDT maintains site reference files and authorized access to DMFs as required.

EDT incurred research and development expenses of $53.6 million, $47.0 million and $47.6 million during 2010, 2009 and 2008, respectively. These expenses do not include expenses incurred by EDT’s pharmaceutical partners to develop products under license agreements with EDT, which are typically related to clinical development and product registration expenses.

Products

Marketed Products

Twenty-two products incorporating EDT technologies are currently marketed by EDT partners. EDT receives royalties and, in some cases, manufacturing fees on these products, which include:

Partner	Product	Indication	Territory

Abbott Laboratories	TriCor 145, Lipanthyl	Cholesterol reduction	U.S. Certain European territories
Acorda Therapeutics, Inc.	Zanaflex Capsules	Muscle spasticity	U.S.
Acorda Therapeutics, Inc.	Ampyra, Fampyra (not being sold yet in the E.U.)	Walking disability associated with MS	U.S. E.U.
Janssen	Invega Sustenna, Xeplion	Schizophrenia	U.S. E.U.
Jazz Pharmaceuticals Inc.	Luvox CR	Social Anxiety Disorder and Obsessive Compulsive Disorder	U.S.
Pfizer Inc.	Avinza	Chronic pain	U.S.
Merck & Co., Inc.	Emend	Nausea post chemo	All major territories worldwide
Novartis AG	Focalin XR/Ritalin LA	Attention Deficit Hyperactivity Disorder	All major territories worldwide
Par Pharmaceutical Co., Inc. (Strativa)	Megace ES	Cachexia	U.S.
Pfizer Inc.	Rapamune	Anti-rejection	All major territories worldwide
Victory Pharma	Naprelan	Non-Steroidal Anti-Inflammatory Drug — Pain	U.S. and Canada
UCB	Verelan, Verelan® PM	Hypertension	U.S.

Product Pipeline

EDT’s proprietary and partnered pipeline is in various stages of development for a broad range of indications. In addition, EDT has a large number of projects at the preclinical or formulation development stage.

(1)	Approved in the United States. Filed in European Union and Canada.

(2)	Improved Existing Product.

Collaborative Research and Development Agreements

EDT has entered into collaborative agreements relating to both OCR technologies and the NanoCrystal technology. At present EDT has over twenty collaborations ongoing with pharma companies.

For a typical program where a partner with a compound desires an improved formulation using EDT’s NanoCrystal technology or using EDT’s suite of OCR technologies, EDT would enter into an agreement or series of agreements with the client to assess the feasibility of developing the improved formulation and then, if feasible, assist the partner in the development of the new formulation of the product. The partner is responsible for the commercialization of any new formulation of the product that is successfully developed and approved for marketing. EDT receives a royalty or other payments with respect to sales of the product and sometimes manufactures the product. Most of EDT’s research, development and license agreements may be terminated by the client upon short notice to EDT. See “The Business of EDT — Products — Product Pipeline.”

An example of an EDT agreement with respect to its NanoCrystal technology is EDT’s March 1999 license agreement with Janssen Pharmaceutica N.V. Under the license agreement, EDT granted to Janssen a worldwide exclusive license under the NanoCrystal technology to develop and commercialize injectable formulations of risperidone and related compounds.

A once-monthly formulation of paliperidone palmitate, a metabolite of risperidone, was approved by the FDA in July 2009 for the treatment of schizophrenia in adults. It was subsequently launched in the United States under the name Invega Sustenna.

In March 2011, J&J announced the approval of the formulation by the European Commission under the name Xeplion. Xeplion was launched in the United Kingdom in April 2011 and in Germany, the Netherlands and Denmark in May 2011.

Invega Sustenna/Xeplion was developed by J&J using the NanoCrystal technology, and is now commercialized by J&J. J&J pays EDT a tiered royalty in the range of 5-9% on its net sales of Invega Sustenna/Xeplion, the amount of which depends on certain thresholds being met.

The license agreement will expire in 2019, or, if later, upon the last expiry of a patent licensed by EDT to J&J or, in certain cases, developed in the course of the collaboration. J&J may terminate the license agreement upon three months’ notice, and either J&J or EDT may terminate upon the other’s breach or insolvency.

An example of an EDT agreement related to EDT’s OCR technology is EDT’s amended and restated license agreement entered into with Acorda in September 2003, which replaced two prior license agreements for Ampyra in oral sustained release dosage form. Under this agreement, EDT granted to Acorda exclusive worldwide rights to Ampyra for all indications, including spinal cord injury and multiple sclerosis. Acorda agreed to pay EDT various milestone payments, royalties based on net sales of products with dalfampridine as the active ingredient, and a percentage of any up-front and milestone payments that Acorda receives from the sublicensing of rights to Ampyra or other aminopyridine products. Ampyra was approved by the FDA in 2009 and is currently marketed in the United States by Acorda.

In June 2009, Acorda sub-licensed its rights outside the United States to Biogen Idec. In May 2011, Ampyra under the name Fampyra was approved for sale in Australia. Additionally in May 2011, the EMA recommended the conditional approval of Fampyra in Europe (under the name Fampyra). Formal approval is expected before August 2011. In March 2011, Biogen Idec received a notice of deficiency from Health Canada for its application to sell Fampyra in Canada.

EDT will supply Acorda with its and Biogen Idec’s requirements for Ampyra and Fampyra. Acorda is entitled to source up to 25% of its requirements from a third party.

Royalties and manufacturing fees which EDT receives from Acorda on the sale of Ampyra are in the high teens as a percentage of net selling price.

EDT has the right to terminate Acorda’s license in countries in which Acorda fails to file regulatory approvals within a commercially reasonable time after completion and receipt of positive data from all preclinical and clinical studies required for the related NDA equivalent. If EDT terminates Acorda’s license in any applicable country, EDT is entitled to license from Acorda its patent rights and know-how relating to the product and to market the product in the applicable country, subject to royalty payments to Acorda.

Acorda has the right to terminate the license agreement at any time by 30 days’ written notice prior to regulatory approval or 90 days’ written notice after regulatory approval. In addition, the license may be immediately terminated by either party following an incurable breach of any term or provision of the license agreement by the other party. The license agreement may also be terminated by either party following notice and the expiration of a cure period with respect to an uncured breach by the other party.

Subject to the early termination provisions, the license to Acorda terminates on a country-by-country basis on the last to occur of fifteen years from the date of the agreement (September 2018), the expiration of the last to expire EDT patent or the existence of competition in that country.

In January 2011, EDT entered into a development and supplemental agreement with Acorda. This agreement allows Acorda to develop new formulations of dalfampridine or another aminopyridine both with EDT and with third parties. Acorda may select either a formulation developed by EDT or a third party developed formulation for commercialization.

If Acorda selects an EDT formulation, EDT will be entitled to milestone payments at various stages of development and commercialization, together with royalties if this formulation were to be approved and sold, and payments based upon up-front and milestone payments that Acorda receives from the sublicensing of rights to that formulation. EDT will also be obliged to manufacture and supply this formulation, and Acorda will be entitled to source up to 25% of its requirements elsewhere, in the same manner as with Ampyra.

If Acorda selects a third party formulation, EDT will be entitled to various compensation payments for permitting Acorda to pursue the third party formulation. Additionally, EDT has the first option to manufacture this third party formulation, if selected.

Whichever formulation is selected by Acorda, EDT will have rights to payment for a minimum of 10 years from the first commercial sale of that formulation. Those payment rights may be extended for a longer term, depending on the existence of intellectual property rights protecting the formulation, regulatory exclusivity for that formulation and/or the absence of significant market competition.

Intellectual Property

Patents, proprietary rights and trade secrets are important to EDT’s business. Multiple aspects of EDT’s proprietary technologies are protected by numerous patents and patent applications. EDT’s NanoCrystal and OCR technologies patent portfolios contain approximately 1,800 patents and pending patent applications protecting such technologies in countries around the world.

EDT continues to file new patent applications protecting its technologies in the United States, European Union, Japan and many other countries. EDT’s current patent portfolio is largely composed of patents with claims directed to formulation technologies and related materials, processes, equipment and methods of manufacture. EDT continuously supplements its patent portfolio with product patents, which, by way of example, may contain more specific claims directed to a particular drug or class of drugs in combination with a formulation technology. In most cases, the pharmaceutical compound in the products that EDT develops for its third party partners is either proprietary to EDT’s partner or readily available.

NanoCrystal technology patents

EDT’s NanoCrystal technology patent portfolio contains a number of patents granted throughout the world, including approximately 100 in the United States and approximately 600 outside the United States, with expiration dates between 2011 and 2023 (unless otherwise extended or reduced). EDT also has a significant number of pending patent applications covering its NanoCrystal technology.

U.S. Patent No. 5,145,684, which is referred to in this proxy statement/prospectus as the ’684 patent, is the patent which provided the broadest degree of protection in the United States for EDT’s NanoCrystal technology. The ‘684 patent was issued in September 1992 on a patent application that was filed on January 25, 1991. The 20-year term of this patent expired on January 25, 2011. A six-month extension of the ‘684 patent was granted in respect of the Rapamune product, extending the expiration date of the patent for this product only to July 2011.

The European patent corresponding to the ‘684 U.S. patent was revoked in March 2007 following an opposition proceeding, initiated by GlaxoSmithKline, at the European Patent Office, which is referred to in this proxy statement/prospectus as the EPO. The decision to revoke the European patent was based on a procedural ground: the EPO’s Technical Board of Appeal found that during prosecution of the European application, subject matter was added to the application in a manner not permitted under the European Patent Convention. There were no findings on any issue of patentability and this decision did not have a bearing on the validity of the ‘684 patent.

There are a number of levels of patent protection for EDT’s NanoCrystal technology. The ‘684 patent (and its family of corresponding patents in other countries) represented the broadest tier of patent protection for the technology generally, below which there are several further levels of protection embodied in a large number of patents and applications covering variously (i) therapeutic categories (e.g. anti-cancer agents, non-steroidal anti-inflammatory drugs, statins, COX-2 inhibitors, cephalosporins, HIV protease inhibitors), (ii) routes/methods of administration (e.g. intravenous, nasal, pulmonary, controlled release), (iii) approaches to making and stabilizing nanoparticulates, and (iv) milling apparatus and systems. The final tier of protection is provided via a large number of product or formulation specific patent families (covering compounds such as fluticasone, sildenafil, meloxicam, budesonide, clopidogrel, ziprasidone, for example).

As the NanoCrystal technology evolves, EDT continues to carve out new patent positions to protect new inventions arising from its various development programs.

OCR Technologies

Since EDT pioneered its original OCR technology, SODAS, more than 40 years ago, it has produced more than 30 marketed products containing this and other OCR technologies.

EDT’s OCR technologies are incorporated within a number of products, amongst others, Avinza (registered trademark of King Pharmaceuticals Research and Development, Inc.), Dilzem® XL (registered trademark (United Kingdom) of Cephalon (UK) Limited), Verelan (registered trademark of Elan Pharma International Limited) PM and Focalin XR. Similar to its NanoCrystal technology patent portfolio, EDT’s OCR technology is protected by a patent estate including approximately 300 patents and patent applications worldwide. Some of these patents have expiry dates extending out to 2019 (unless otherwise extended or reduced). Some of EDT’s OCR patent families are product specific whereas others cover generic delivery platforms (e.g. different release profiles, taste masking, etc.).

General

At any given time, the precise composition of EDT’s patent/patent application portfolio may change due to decisions it makes in the course of its normal business practices including the decision not to maintain certain issued patents or to cease the prosecution of patent applications in certain selected territories or technology areas.

EDT’s employees and consultants execute a confidentiality agreement upon commencement of an employment or consulting relationship with EDT. The agreements provide that all confidential information developed or made known to an individual during the course of the employment or consulting relationship will be kept confidential and will not be disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions made by the individuals while employed by EDT will be assigned to EDT and are EDT’s exclusive property.

Permits and Regulatory Approvals

EDT holds various licenses in respect of its manufacturing activities conducted in Gainesville, Georgia and Athlone, Ireland. The primary licenses held in this regard are FDA Registrations of Drug Establishment and DEA Controlled Substance Registration. EDT also holds a Manufacturers Authorisation (No. M516), an Investigational Medicinal Products Manufacturers Authorisation (No. IMP008) and Certificates of Good Manufacturing Practice Compliance of a Manufacturer (Ref. 2010-096 and 2010-097) from the Irish Medicines Board, which is referred to in this proxy statement/prospectus as the IMB, in respect of its Athlone facility, and a number of Controlled Substance Licences granted by the Minister for Health and Children in Ireland. Further, due to certain U.S. state law requirements, EDT also holds certain state licenses, ostensibly to cover distribution activities through certain states and not in respect of any manufacturing activities conducted in those states.

EDT does not generally act as the product authorization holder for any product incorporating its drug delivery technologies that has been developed on behalf of a partner. In such cases, EDT’s partner would usually hold the relevant authorization from the FDA or other national regulator, and EDT would support this authorization by furnishing a copy of the DMF or the chemistry, manufacturing and controls data to the relevant regulator to prove adequate manufacturing data in respect of the product. EDT would generally update this information annually with the relevant regulator. In other cases where EDT is developing proprietary product candidates, EDT may hold the appropriate regulatory documentation itself.

Environmental, Health and Safety Regulation

EDT’s operations are subject to environmental, health and safety law requirements in the countries where EDT operates and in particular where EDT has manufacturing facilities, namely the United States and Ireland. Environmental and health and safety authorities in the relevant jurisdictions, including the EPA and the Occupational Safety and Health Administration in the United States and the Environmental Protection Agency and the Health and Safety Authority in Ireland, administer laws which regulate, amongst others, the emission of pollutants into the air (including the workplace), the discharge of pollutants into bodies of water; the storage, use and handling of hazardous substances; the disposal of hazardous substances; the exposure of persons to hazardous substances; and the general health, safety and welfare of employees and members of the public. In certain cases, such laws may impose strict liability for pollution of the environment and/or cleaning up contamination resulting from spills, disposals or other releases of hazardous substances or waste and/or any migration of such hazardous substances or waste. Costs, damages and/or fines may result from investigation and remediation of such contamination at properties operated by EDT and/or off-site locations, including where EDT has arranged for the disposal of hazardous substances or waste. If it is determined that EDT’s operations or facilities are not in compliance with environmental and/or health and safety law, EDT could be subject to litigation, regulatory enforcement, fines, penalties and/or additional costs to comply.

Competition

The pharmaceutical industry is highly competitive. EDT competes with major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, research and development and marketing capabilities than EDT has. EDT also competes with smaller research companies and generic drug manufacturers. The successful innovation of competing technologies and the launch of competing products may materially and adversely affect EDT’s business, financial condition, results of operations and prospects. EDT is aware of other pharmaceutical companies that are developing competing technologies, which could significantly damage EDT’s current portfolio of products, product candidates and technologies. For example, there are a range of technology approaches to address poorly water soluble drugs including nanoparticles, cyclodextrins, lipid based self emulsifying drug delivery systems, dendrimers, micelles, among others, which could limit the potential success of EDT’s NanoCrystal technology and its growth prospects could be materially impaired. As EDT’s NanoCrystal technology matures, the competitive threat will increase, particularly as the base patent in the United States expired in 2011 and the base patent in Europe has been declared invalid. In addition, there are many competing technologies to EDT’s OCR technology, some of which are owned by large pharmaceutical companies and others of which are owned by other smaller drug-delivery specific companies.

Certain of EDT’s competitors seek to produce generic versions of EDT’s products. In order to do so, such generic competitors challenge EDT’s existing patent protection or regulatory exclusivity, or, alternatively, may wait until EDT’s patents expire. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for competing versions of EDT’s products. Furthermore, it is typically easier to market generic drugs than branded drugs. Managed care organizations generally favor generics over branded drugs, and certain governments encourage, and under some circumstances mandate, the use of generic products thereby reducing the sales of branded products that are no longer patent protected. Historically, when a generic version of one of EDT’s products has been marketed by a competitor, EDT has typically seen a substantial decline in the revenues of the relevant product.

Accordingly, competition from other companies, including those producing generic versions of EDT products that are no longer patent protected, may rapidly and significantly reduce, slow, or reverse the growth in sales and profitability of any of EDT’s products not protected by patents or regulatory exclusivity, and may materially and adversely affect EDT’s business, financial condition, results of operations and prospects.

Pharmaceutical technologies and products are subject to rapid and significant technological change. EDT expects its competitors to develop new technologies, products and processes that may be more effective than those developed by EDT. As a result, EDT’s products and product candidates may become uncompetitive or obsolete before EDT recovers expenses incurred in connection with their development or realizes revenues from any commercialized product.

The success of EDT’s business strategy depends to a significant extent on EDT’s ability to reformulate existing drugs, and to develop these drugs into new product candidates on a cost-effective basis. Research and discoveries by EDT’s competitors may render some or all of EDT’s product candidates uncompetitive or obsolete. Furthermore, unforeseen problems may develop with technologies or applications EDT uses in its development programs, and EDT may be unable to successfully address these challenges. This could result in the inability of EDT to develop commercially feasible products, which could have a material adverse effect on EDT’s business, financial condition, results of operations and prospects.

Employees

As of March 31, 2011 EDT had approximately 413 employees in Ireland. The majority of these were based in Athlone. In addition, there were approximately 256 EDT employees in the United States as of March 31, 2011. Of the EDT employees in the United States, approximately 100 worked at the King of Prussia site which is expected to close in the second half of 2011.

Properties

The following table lists the location, ownership interest, use and approximate size of EDT’s principal properties:

Location and Ownership Interest	Use	Size (Sq. Ft.)

Owned: Athlone, Ireland	R&D, manufacturing and administration	463,000
Owned: Gainesville, GA, United States	R&D, manufacturing and administration	89,000

Legal Matters

EDT and/or its product partners are involved in various patent infringement litigations (also known as “Paragraph IV” litigations in the United States) in Canada, France and the United States.

In the United States, putative generics of innovator drug products may file ANDAs and, in doing so, are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they rely on data provided by the NDA for the innovator drug. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protecting the innovator drug are listed in the “Orange Book”, the ANDA applicant must notify the innovator NDA holder and the patent holder and certify in writing that their product either does not infringe the innovator’s or patent holder’s patents and/or that the relevant patents are invalid. The innovator and/or the patent holder may sue the ANDA applicant within 45 days of receipt of the certification and, if they do so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiration of that 30-month period, a court makes a final decision in the ANDA applicant’s favor.

EDT is involved in a number of Paragraph IV litigations and similar suits outside the United States in respect of six different products: TriCor 145 (registered trademark of Fournier Industrie et Sante (S.A.S)), Focalin XR, Avinza, Zanaflex, Rapamune (registered trademark of Wyeth LLC) and Luvox CR (registered trademark of Abbott Products, Inc.) either as plaintiff or as an interested party (where the suit is brought in the name of one of EDT’s partners).

BOARD OF DIRECTORS OF NEW ALKERMES FOLLOWING THE MERGER

Each director currently expected to serve on New Alkermes board of directors, with the exception of Richard F. Pops, would be an independent director, as defined by the NASDAQ rules. Any nominating committee or compensation committee will be composed entirely of independent directors. At all times New Alkermes will be required to have at least three directors satisfying the independence requirements for directors serving on an audit committee, as prescribed by the NASDAQ rules.

Immediately following the completion of the business combination, the board of directors of New Alkermes will have eight members, all of whom have been named by Alkermes in accordance with the merger agreement. Pursuant to the shareholder’s agreement, Elan has the right to appoint a director to the board of directors of New Alkermes. For more information on Elan’s right of appointment, see “Other Related Agreements — Shareholder’s Agreement — Board Representation.” The initial directors will serve until their successors are elected at the first annual meeting of New Alkermes. Following the transactions, the directors of New Alkermes are expected to be:

David W. Anstice

Mr. Anstice, age 63, has been a director of Alkermes since October 2008. From 2006 to 2008, he served as Executive Vice President of Merck & Co., Inc. with responsibility for enterprise strategy and implementation. During two separate parts of this period he was acting President, Global Human Health and President of Merck’s business in Japan. From 2003 to 2006, Mr. Anstice served as President of Merck, with responsibility for Merck’s Asia Pacific businesses. In his 34 years with Merck, he has held a variety of positions with their worldwide ventures, including President, U.S. Human Health; President Human Health, the Americas; and President, Human Health, Europe. Mr. Anstice holds a Bachelor of Economics from the University of Sydney. Mr. Anstice also serves as Chairman and President of the Board for the University of Sydney USA Foundation, is a member of the Board of the United States Studies Centre at the University of Sydney, Australia, is a member of the United States Advisory Council for the American Australian Association in New York and is an Adjunct Professor at the University of Sydney Faculty of Economics and Business.

Mr. Anstice’s lengthy service with Merck & Co., in combination with the breadth of his responsibilities while at Merck, will provide New Alkermes with experience in and knowledge about the pharmaceutical industry. Mr. Anstice’s prior leadership positions in industry organizations augment his pharmaceutical management and organizational expertise and industry knowledge. Mr. Anstice also has expertise in the areas of strategic planning, risk management and corporate governance.

Floyd E. Bloom

Dr. Bloom, age 74, is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Bloom has been active in neuropharmacology for more than 35 years, holding positions at Yale University, the National Institute of Mental Health and The Salk Institute. From 1983 to February 2005, Dr. Bloom was the Chairman of the Neuropharmacology Department at The Scripps Research Institute and is currently Professor Emeritus. Dr. Bloom served as Editor-in-Chief of Science from 1995 to May 2000. He holds an A.B. (Phi Beta Kappa) from Southern Methodist University and an M.D. (Alpha Omega Alpha) from Washington University School of Medicine in St. Louis. He is a member of the National Academy of Science, the Institute of Medicine, the Royal Swedish Academy of Science, Veteran’s Administration — Gulf War Veteran Illness and the Washington University Board of Trustees. Dr. Bloom also serves on the Scientific Advisory Boards of aTyr Pharma and RxGen.

Dr. Bloom is a distinguished scientist and long-standing member of various scientific societies, including the National Academy of Sciences. His scientific knowledge will make him a resource to New Alkermes’ research and development and commercial teams and a reference point for other directors. Dr. Bloom’s service on other publicly traded company boards will provide experience relevant to good corporate governance practices. As a founder of Alkermes, Dr. Bloom will bring a historical perspective to the board.

Robert A. Breyer

Mr. Breyer, age 67, has been a director of Alkermes since July 1994. He served as the President of Alkermes from July 1994 until his retirement in December 2001 and Chief Operating Officer from July 1994 to February 2001. Prior to that time, Mr. Breyer was an executive and held various positions in the global pharmaceutical and medical device industries, including in the United States, the Netherlands, Belgium and Italy. Mr. Breyer also served on the board of directors of Lentigen, Inc.

Mr. Breyer’s experience as an executive in the pharmaceutical and medical device industries will provide management and operational skills to the New Alkermes board of directors. Mr. Breyer has experience with managing the overall financial performance of pharmaceutical and medical device units and in pharmaceutical manufacturing and sales and marketing operations. As a former executive at Alkermes, Mr. Breyer also has first-hand knowledge of New Alkermes’ technology, manufacturing operations, research and development and management team.

Wendy L. Dixon

Dr. Dixon, age 56, was elected to the Board of Directors of Alkermes in January 2011. She has extensive experience in the pharmaceutical and biotech industry, combining a technical background with experience in drug development, regulatory affairs and marketing. She directed the launch of and growth of more than 20 pharmaceutical products. From 2001 to 2009 she was Chief Marketing Officer and President, Global Marketing for Bristol-Myers Squibb where she served on the Executive Committee. From 1996 to 2001 she was Senior Vice President, Marketing at Merck & Co. and prior to that she held executive management positions at West Pharmaceuticals, Osteotech, and Centocor and various positions at SmithKline and French (now GlaxoSmithKline) in marketing, regulatory affairs, project management and as a biochemist. Dr. Dixon is on the Board of Directors of Furiex Pharmaceuticals, Orexigen Therapeutics, Ardea Biosciences and Incyte Corporation and was formerly on the Board of Dentsply International. She is also a Senior Advisor to The Monitor Group, a worldwide consulting firm.

Dr. Dixon brings a depth of experience in the marketing of pharmaceutical products across a broad variety of disease states and on a global basis to the board of New Alkermes. Dr. Dixon has a strong technical background and direct experience in product development and regulatory affairs, and has successfully built and grown commercial organizations in the United States and Europe, each of which provide valuable insight to the board regarding the development and commercialization of pharmaceutical products. Dr. Dixon’s additional qualifications include her deep industry knowledge and her reputation as a strategic thinker with an executional focus, as well as the ability to provide direction regarding improvements to the interface between research and development and marketing.

Geraldine A. Henwood

Ms. Henwood, age 58, has been a director of Alkermes since April 2003. She is currently the Chief Executive Officer and director of both Recro Pharma, a privately held specialty pharmaceutical company, and Garnet BioTherapeutics, Inc., a privately held clinical stage cell therapy company, and is a consultant with Malvern Consulting Group. She was the co-founder of Auxilium Pharmaceuticals, Inc. and served as its President, Chief Executive Officer and director from 1999 to 2006. Prior to founding Auxilium, Ms. Henwood founded, in 1985, a contract research organization (CRO), IBAH, Inc. Prior to founding IBAH, Ms. Henwood was employed by SmithKline Beecham in various capacities including senior medical and regulatory positions. Ms. Henwood is a member of the Board of Directors of MAP Pharmaceuticals, Inc. and ImmunoScience, Inc. She is also a trustee of LaSalle Academy.

Ms. Henwood brings expertise in clinical development and regulatory approval processes to the board of New Alkermes. Ms. Henwood’s experience at large and small pharmaceutical and biotech companies provides insight into drug development, both as conducted by Alkermes itself or in partnership with large pharmaceutical companies. Ms. Henwood’s additional qualifications include her industry knowledge and the management and operational experience she acquired as the Chief Executive Officer of several pharmaceutical and biotechnology companies. Her service on various life science boards will also bring relevant corporate governance experience to the New Alkermes board.

Paul J. Mitchell

Mr. Mitchell, age 58, has been a director of Alkermes since April 2003. He served as the Chief Financial Officer and Treasurer of Kenet, Inc. from April 2002 until January 2009. Prior to joining Kenet, Mr. Mitchell was the Chief Financial Officer and Treasurer of Kopin Corporation from April 1985 through September 1998. From September 1998 through June 2001, Mr. Mitchell served in a consulting role at Kopin as Director of Strategic Planning. Prior to joining Kopin, Mr. Mitchell worked for the international accounting firm of Touche Ross & Co. from 1975 to 1984. Mr. Mitchell is also President of Mitchell Financial Group and a member of the board of directors of several private companies. Mr. Mitchell, a graduate of College of the Holy Cross (B.A. Economics) and Northeastern University (M.S. Accounting) is a Certified Public Accountant.

Mr. Mitchell’s background as the Chief Financial Officer of several companies, including a publicly traded company, and as a certified public accountant will provide expertise to the New Alkermes board in the areas of financial reporting, treasury, financing issues, executive compensation and compliance with securities obligations. His business judgment can be relied upon by the New Alkermes board when contemplating a variety of organizational and strategic issues.

Richard F. Pops

Mr. Pops, age 49, serves as Chairman, President and Chief Executive Officer of Alkermes. He assumed the role of Chairman of the Alkermes board in April 2007 and he previously served as Chief Executive Officer of Alkermes from February 1991 through April 2007. Under his leadership, Alkermes has grown from a privately held company with 25 employees to a publicly traded pharmaceutical company with more than 600 employees and three commercial products. Mr. Pops currently serves on the board of directors of the following other entities: Neurocrine Biosciences, Inc.; Acceleron Pharma, Inc.; Epizyme, Inc.; the Biotechnology Industry Organization, which is referred to in this proxy statement/prospectus as BIO; the Pharmaceutical Research and Manufacturers of America, which is referred to in this proxy statement/prospectus as PhRMA; and the Harvard Medical School Board of Fellows.

Mr. Pops’ qualifications for the board include his leadership experience, business judgment and industry knowledge. As a senior executive of Alkermes for almost twenty years, he will provide in-depth knowledge derived from leading its day to day operations. His ongoing involvement as a board member of BIO and PhRMA brings to the organization extensive knowledge of the current state of the pharmaceutical industry.

Mark B. Skaletsky

Mr. Skaletsky, age 63, has been a director of Alkermes since June 2004. He is currently the CEO and President of Fenway Pharmaceuticals. From 2001 to 2007, Mr. Skaletsky was the Chairman, CEO and President of Trine Pharmaceuticals, Inc. Prior to that, Mr. Skaletsky was the Chairman and CEO of The Althexis Company from 2000 to 2001 and President and CEO of GelTex Pharmaceuticals, Inc. from 1993 to 2000, which was acquired by Genzyme in December 2000. Mr. Skaletsky held the position of Chairman and CEO of Enzytech, Inc., from 1988 to 1993, and he was President and Chief Operating Officer of Biogen, Inc., from 1981 to 1988. Mr. Skaletsky was among the founders of the Industrial Biotechnology Association, a predecessor to BIO, and is a former chairman of BIO. He serves on the Board of Directors of ImmunoGen, Inc. and Targacept, Inc. In addition, Mr. Skaletsky is a member of the Board of Trustees of Bentley University.

Mr. Skaletsky’s qualifications to serve on the New Alkermes plc board include his broad industry knowledge as well as the leadership and financial expertise he acquired as an executive officer of several pharmaceutical and biotechnology companies. As the past and present Chief Executive Officer of several biotechnology companies, as well as director of several other life science companies, he will bring to the board knowledge and expertise on corporate governance, executive compensation, corporate alliances and financial management of publicly traded companies.

EXECUTIVE OFFICERS OF NEW ALKERMES

Executive Officers of New Alkermes

The following individuals are expected to serve as the initial executive officers of New Alkermes following the effective time, either by appointment as officers of New Alkermes or by virtue of performing such functions through service as executive officers of subsidiaries of New Alkermes:

Kathryn L. Biberstein
Position: Senior Vice President, Government Relations and Public Policy, General Counsel and Secretary, and Chief Compliance Officer

Ms. Biberstein, age 52, is Senior Vice President, General Counsel and Secretary of Alkermes. She is also the Chief Compliance Officer of Alkermes and its head of Government Relations and Public Policy. From March 2003 to April 2007, Ms. Biberstein served as Vice President and General Counsel of Alkermes. She has served as Secretary of Alkermes since June 2004. She was Of Counsel at Crowell & Moring LLC from

February 2002 to February 2003 and performed legal consulting services for various clients from March 2000 to February 2002. She was also employed by Serono S.A., a biotechnology company, as General Counsel from 1993 to March 2000, where she was a member of the Executive Committee.

Shane Cooke
Position: President

Shane Cooke, age 49, has served as a Director of Elan since May 2005. He has been Executive Vice President of Elan and Head of EDT since May 2007, and had been Chief Financial Officer of Elan from July 2001, when he joined Elan, until May 2011. Prior to joining Elan, Mr. Cooke was Chief Executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. He is a chartered accountant and a graduate of University College Dublin.

Elliot W. Ehrich, M.D.
Position: Senior Vice President, Research and Development, and Chief Medical Officer

Dr. Ehrich, age 52, serves as Senior Vice President of Research and Development and Chief Medical Officer at Alkermes. Dr. Ehrich leads the Research and Development, Clinical Sciences and Drug Safety functions at Alkermes. Prior to assuming this position in May 2007, Dr. Ehrich served as Vice President, Science Development and Chief Medical Officer. Prior to joining Alkermes in 2000, Dr. Ehrich spent seven years at Merck & Co., Inc., a publicly traded pharmaceutical company, overseeing the clinical development and registration of novel pharmaceuticals. Dr. Ehrich is a Fellow of the American College of Rheumatology and has had numerous publications in peer-reviewed journals. Dr. Ehrich worked as a research associate at the European Molecular Biology Laboratory in Heidelberg, Germany before attending medical school. Dr. Ehrich is also a member of the scientific advisory board for Aileron Therapeutics, a privately held biopharmaceutical company.

James M. Frates
Position: Senior Vice President, Chief Financial Officer and Treasurer

Mr. Frates, age 44, is Senior Vice President, Chief Financial Officer and Treasurer of Alkermes. From June 1998 to April 2007, Mr. Frates served as Vice President, Chief Financial Officer and Treasurer of Alkermes. From June 1996 to June 1998, he was employed at Robertson, Stephens & Company, most recently as a Vice President in Investment Banking. Prior to that time he was employed at Morgan Stanley & Co. Mr. Frates served on the Board of Directors of GPC Biotech AG, a biotechnology company, from June 2004 to 2009, and was a national director of the Association of Bioscience Financial Officers from 2004 to 2009.

Michael J. Landine
Position: Senior Vice President, Corporate Development

Mr. Landine, age 57, is Senior Vice President, Corporate Development of Alkermes. From March 1999 until May 2007, Mr. Landine served as Vice President, Corporate Development of Alkermes. From March 1988 until June 1998, he was Chief Financial Officer and Treasurer of Alkermes. Mr. Landine is a member of the Board of Directors of Kopin Corporation, a publicly traded manufacturer of components for electronic products, and ECI Biotech, a privately held protein sensor company. Mr. Landine is a Certified Public Accountant.

Richard F. Pops
Position: Chairman and Chief Executive Officer

Mr. Pops, age 49, serves as Chairman, President and Chief Executive Officer of Alkermes. He assumed the role of Chairman of the board of Alkermes in April 2007 and he previously served as Chief Executive Officer of Alkermes from February 1991 through April 2007. Under his leadership, Alkermes has grown from a privately held company with 25 employees to a publicly traded pharmaceutical company with more than 600 employees and two commercial products. Mr. Pops currently serves on the board of directors of the following entities: Alkermes; Neurocrine Biosciences, Inc.; Acceleron Pharma, Inc.; Epizyme; BIO; PhRMA; and the Harvard Medical School Board of Fellows.

Gordon G. Pugh
Position: Senior Vice President, Chief Operating Officer and Chief Risk Officer

Mr. Pugh, age 53, serves as Senior Vice President and Chief Operating Officer at Alkermes and, as of July 2010, as Alkermes’ Chief Risk Officer. In his current role, he is responsible for the overall leadership of the Operations departments at Alkermes. Additionally, he oversees site management in Waltham, Massachusetts, and Wilmington, Ohio. Prior to assuming these positions in May 2007, Mr. Pugh served as Vice President of Operations at Alkermes. Mr. Pugh has over 30 years of operations and manufacturing experience. For the eight year period prior to joining Alkermes Mr. Pugh worked at Lonza Biologics, Inc., a publicly traded life sciences company, as the Vice President of manufacturing operations in the United States and Europe.

EXECUTIVE COMPENSATION OF NEW ALKERMES

Compensation of Directors and Executive Officers

New Alkermes has not yet paid compensation to its directors, executive officers or other managers. The form and amount of compensation to be paid to each of New Alkermes’ directors, executive officers and other managers will be determined by the board of directors of New Alkermes as soon as practicable prior to or following the completion of the business combination.

The executive officers and directors of New Alkermes after the business combination will receive compensation and benefits as determined to be appropriate for persons performing the types of services to be performed. Following the proposed transactions, the board of directors of New Alkermes will consider compensation paid to executive officers and directors of comparable public companies and workload in determining appropriate compensation for New Alkermes’ executive officers and directors of the New Alkermes board.

DESCRIPTION OF NEW ALKERMES ORDINARY SHARES

The following description of New Alkermes’ share capital is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Companies Acts and the complete text of New Alkermes’ memorandum and articles of association substantially in the form attached as Annex E to this proxy statement/prospectus. You should read those laws and documents carefully.

There are differences between Alkermes’ bylaws and articles of incorporation and New Alkermes’ memorandum and articles of association as they will be in effect after the closing, especially as they relate to changes (i) that are required by Irish law or (ii) that are necessary in order to preserve the current rights of shareholders and powers of the board of directors of New Alkermes following the consummation of the business combination. Certain provisions of the Alkermes bylaws and articles of incorporation were not replicated in the New Alkermes memorandum and articles of association because Irish law would not permit such replication, and certain provisions were included in the New Alkermes memorandum and articles of association although they were not in the Alkermes bylaws and articles of incorporation because Irish law requires such provisions to be included in the memorandum and articles of association of an Irish public limited company. See “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares.” Except where otherwise indicated, the description below reflects New Alkermes’ memorandum and articles of association as those documents will be in effect as of the effective time.

Capital Structure

Authorized Share Capital

The authorized share capital of New Alkermes is €40,000 and $5,000,000, of which 40,000 are ordinary shares with a nominal value of €1.00 each, 450,000,000 are ordinary shares with a nominal value of $0.01 each and 50,000,000 are undesignated preferred shares with a nominal value of $0.01 each.

New Alkermes may issue shares subject to the maximum authorized share capital contained in its memorandum and articles of association. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes of a company’s shareholders cast at a general meeting (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of New Alkermes may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The articles of association of New Alkermes authorize the board of directors of New Alkermes to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of such articles of association, which is expected to be effective in the second half of calendar year 2011.

The rights and restrictions to which the ordinary shares will be subject will be prescribed in New Alkermes’ articles of association. New Alkermes’ articles of association permit the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by New Alkermes. The New Alkermes board of directors will be authorized, without obtaining any vote or consent of the holders of any class or series of shares, unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record. Accordingly, New Alkermes’ articles of association will not provide for the issuance of fractional shares of New Alkermes, and the official Irish register of New Alkermes will not reflect any fractional shares.

Issued Share Capital

Immediately prior to the consummation of the reorganization, the issued share capital of New Alkermes will be €40,000, comprised of 40,000 ordinary shares, with nominal value of €1 per share, which is referred to in this proxy statement/prospectus as the Euro Share Capital. New Alkermes will issue 31,900,000 ordinary shares with a nominal value of $0.01 per share to the Elan Shareholder on completion of the reorganization. In connection with the consummation of the merger, New Alkermes will simultaneously issue a number of ordinary shares with a nominal value of $0.01 per share that is equal to the number of shares of Alkermes common stock that will be automatically converted into the right to receive New Alkermes ordinary shares and canceled as part of the merger. All shares issued upon consummation of the merger will be issued as fully paid-up and non-assessable. Prior to the consummation of the merger, New Alkermes will also acquire the Euro Share Capital for no consideration and then cancel it.

Pre-emption Rights, Share Warrants and Share Options

Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, New Alkermes has opted out of these pre-emption rights in its articles of association as permitted under Irish company law. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes of the shareholders of New Alkermes cast at a general meeting (referred to under Irish law as a “special resolution”), New Alkermes’ articles of association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of New Alkermes on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee stock option or similar equity plan.

The articles of association of New Alkermes provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which New Alkermes is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. New Alkermes will be subject to the rules of NASDAQ and the Code that require shareholder approval of certain equity plan and share issuances. New Alkermes board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit). In connection with the business combination, New Alkermes will assume, Alkermes’ existing obligations to deliver shares under its equity incentive plans, pursuant to the terms thereof.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of New Alkermes are equal to, or in excess of, the aggregate of New Alkermes’ called up share capital plus undistributable reserves and the distribution does not reduce New Alkermes’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New Alkermes’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed New Alkermes’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not New Alkermes has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of New Alkermes. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of New Alkermes’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Although New Alkermes will not have any distributable reserves immediately following the effective time, Alkermes and New Alkermes are taking steps to create such distributable reserves, which includes the proposal to create distributable reserves on which Alkermes shareholders will vote at the special meeting. Please see “Risk Factors,” “Creation of Distributable Reserves of New Alkermes” and “Special Meeting of Alkermes’ Shareholders.”

New Alkermes’ articles of association authorize the directors to declare dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency.

The directors of New Alkermes may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to New Alkermes in relation to the shares of New Alkermes.

The directors may also authorize New Alkermes to issue shares with preferred rights to participate in dividends declared by New Alkermes. The holders of preferred shares may, depending on their terms, rank senior to the New Alkermes ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For information about the Irish tax issues relating to dividend payments, please see the section entitled “Certain Tax Consequences of the Merger — Irish Tax Considerations — Withholding Tax on Dividends.”

Share Repurchases, Redemptions and Conversions

Overview

New Alkermes’ articles of association provide that any ordinary share which New Alkermes has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by New Alkermes will technically be effected as a redemption of those shares as described below under “Description of New Alkermes Ordinary Shares — Share Repurchases, Redemptions and Conversions — Repurchases and Redemptions by New Alkermes.” If the articles of association of New Alkermes did not contain such provision, repurchases by New Alkermes would be subject to many of the same rules that apply to purchases of New Alkermes ordinary shares by subsidiaries described below under “Description of New Alkermes Ordinary Shares — Share Repurchases, Redemptions and Conversions — Purchases by Subsidiaries of New Alkermes” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Neither Irish law nor any constituent document of New Alkermes places limitations on the right of nonresident or foreign owners to vote or hold New Alkermes ordinary shares. Except where otherwise noted, references elsewhere in this proxy statement/prospectus to repurchasing or buying back ordinary shares of New Alkermes refer to the redemption of ordinary shares by New Alkermes or the purchase of ordinary shares of New Alkermes by a subsidiary of New Alkermes, in each case in accordance with the New Alkermes articles of association and Irish company law as described below.

Repurchases and Redemptions by New Alkermes

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. As described in “Creation of Distributable Reserves,” New Alkermes will not have any distributable reserves immediately following the effective time, it will take steps to create such distributable reserves. Please see also “Description of New Alkermes Ordinary Shares — Dividends” and “Risk Factors.” New Alkermes may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of New Alkermes. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be canceled or held in treasury. Based on the provision of New Alkermes’ articles described above, shareholder approval will not be required to redeem New Alkermes shares.

New Alkermes may also be given an additional general authority to purchase its own shares on-market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by New Alkermes’ subsidiaries as described below.

The board of directors of New Alkermes may also issue preferred shares which may be redeemed at the option of either New Alkermes or the shareholder, depending on the terms of such preferred shares. Please see “Description of New Alkermes Ordinary Shares — Capital Structure — Authorized Share Capital” for additional information on preferred shares.

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by New Alkermes at any time must not exceed 10% of the nominal value of the issued share capital of New Alkermes. New Alkermes may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by New Alkermes or re-issued subject to certain conditions.

Purchases by Subsidiaries of New Alkermes

Under Irish law, an Irish or non-Irish subsidiary may purchase shares of New Alkermes either on-market or off-market. For a subsidiary of New Alkermes to make on-market purchases of New Alkermes ordinary shares, the shareholders of New Alkermes must provide general authorization for such by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of New Alkermes ordinary shares is required. For an off-market purchase by a subsidiary of New Alkermes, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of New Alkermes.

Prior to the effective time, the Elan Shareholder is expected to authorize the purchase of New Alkermes ordinary shares by subsidiaries of New Alkermes, in an aggregate amount approximately equal to the then remaining authorization under the existing Alkermes share repurchase program. This authorization will expire no later than 18 months after the date on which it takes effect.

In order for a subsidiary of New Alkermes to make an on-market purchase of New Alkermes’ shares, such shares must be purchased on a “recognized stock exchange.” NASDAQ, on which the shares of New Alkermes will be listed following the closing, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by the subsidiaries of New Alkermes at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of New Alkermes. While a subsidiary holds shares of New Alkermes, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of New Alkermes by a subsidiary must be funded out of distributable reserves of the subsidiary.

Existing Share Repurchase Program

In November 2007, the Alkermes board of directors authorized a share repurchase program to repurchase up to $175 million of Alkermes’ common stock at the discretion of management from time to time in the open market or through privately negotiated transactions. On February 7, 2008, Alkermes entered into and completed a structured stock repurchase arrangement with Morgan Stanley in order to lower the average cost to acquire shares. Alkermes made an up-front payment of $60 million to Morgan Stanley and took delivery of 4,690,542 shares at an average price of $12.79. In June 2008, the board of directors authorized the expansion of this repurchase program by an additional $40 million, bringing the total authorization under this program to $215 million. The repurchase program has no set expiration date and may be suspended or discontinued at any time. As of March 31, 2011, Alkermes had purchased a total of 8,866,342 shares under this program at a cost of approximately $114 million.

Lien on Shares, Calls on Shares and Forfeiture of Shares

New Alkermes’ articles of association provide that New Alkermes will have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as New Alkermes and will only be applicable to shares of New Alkermes that have not been fully paid up.

Consolidation and Division; Subdivision

Under its articles of association, New Alkermes may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.

Reduction of Share Capital

New Alkermes may, by ordinary resolution, reduce its authorized share capital in any way. New Alkermes also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way.

Annual Meetings of Shareholders

New Alkermes will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after New Alkermes’ fiscal year-end. New Alkermes plans to hold its first annual general meeting in 2012 if the business combination is consummated. Under Irish law, the first annual general meeting of New Alkermes is permitted to be held outside Ireland. Thereafter, any annual general meeting may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting.

Notice of an annual general meeting must be given to all New Alkermes shareholders and to the auditors of New Alkermes. The articles of association of New Alkermes provide for a minimum notice period of 21 days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of New Alkermes may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of New Alkermes carrying voting rights or (iii) on requisition of New Alkermes’ auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all New Alkermes shareholders and to the auditors of New Alkermes. Under Irish law and New Alkermes’ articles of association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by shareholders of New Alkermes, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of New Alkermes shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of New Alkermes’ receipt of the requisition notice.

If the board of directors becomes aware that the net assets of New Alkermes are not greater than half of the amount of New Alkermes’ called-up share capital, the directors of New Alkermes must convene an extraordinary general meeting of New Alkermes shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

The articles of association of New Alkermes provide that no business shall be transacted at any general meeting unless a quorum is present. One or more shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of New Alkermes entitled to vote at the meeting in question constitute a quorum.

Voting

New Alkermes articles of association provide that the board or the chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Every shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in New Alkermes’ share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by New Alkermes articles of association, which permit shareholders to notify New Alkermes of their proxy appointments electronically in such manner as may be approved by the board.

In accordance with the articles of association of New Alkermes, the directors of New Alkermes may from time to time authorize New Alkermes to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares). Treasury shares or shares of New Alkermes that are held by subsidiaries of New Alkermes will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

(a) amending the objects or memorandum of association of New Alkermes;

(b) amending the articles of association of New Alkermes;

(c) approving a change of name of New Alkermes;

(d) authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

(e) opting out of preemption rights on the issuance of new shares;

(f) re-registration of New Alkermes from a public limited company to a private company;

(g) variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise);

(h) purchase of own shares off-market;

(i) reduction of issued share capital;

(j) sanctioning a compromise/scheme of arrangement;

(k) resolving that New Alkermes be wound up by the Irish courts;

(l) resolving in favor of a shareholders’ voluntary winding-up;

(m) re-designation of shares into different share classes; and

(n) setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under the New Alkermes articles of association and the Companies Acts, any variation of class rights attaching to the issued shares of New Alkermes must be approved by a special resolution of the shareholders of the affected class or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.

The provisions of the articles of association of New Alkermes relating to general meetings apply to general meeting of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class, such holders present in person or by proxy representing at least one half of the issued shares of the class constitute a quorum.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of New Alkermes and any act of the Irish Government which alters the memorandum of New Alkermes; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of New Alkermes; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by New Alkermes; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of New Alkermes which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors of New Alkermes will also have the right to inspect all books, records and vouchers of New Alkermes. The auditors’ report must be circulated to the shareholders with New Alkermes’ financial statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at New Alkermes’ annual general meeting.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

(a) a court-approved scheme of arrangement under the Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

(b) through a tender or takeover offer by a third party for all of the shares of New Alkermes. Where the holders of 80% or more of New Alkermes’ shares have accepted an offer for their shares in New Alkermes, the remaining shareholders may be statutorily required to also transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of New Alkermes were to be listed on the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

(c) it is also possible for New Alkermes to be acquired by way of a merger with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a merger must be approved by a special resolution. If New Alkermes is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to New Alkermes shareholders is not all in the form of cash, New Alkermes shareholders may be entitled to require their shares to be acquired at fair value.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as New Alkermes and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Disclosure of Interests in Shares

Under the Companies Acts, shareholders must notify New Alkermes if, as a result of a transaction, the shareholder will become interested in 5% or more of the shares of New Alkermes; or if as a result of a transaction a shareholder who was interested in more than 5% of the shares of New Alkermes ceases to be so interested. Where a shareholder is interested in more than 5% of the shares of New Alkermes, the shareholder must notify New Alkermes of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of New Alkermes (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. New Alkermes must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any New Alkermes shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, New Alkermes, under the Companies Acts, may, by notice in writing, require a person whom New Alkermes knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in New Alkermes’ relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in the shares of New Alkermes, to provide additional information, including the person’s own past or present interests in shares of New Alkermes If the recipient of the notice fails to respond within the reasonable time period specified in the notice, New Alkermes may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Acts, as follows:

(a) any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b) no voting rights shall be exercisable in respect of those shares;

(c) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d) no payment shall be made of any sums due from New Alkermes on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of New Alkermes will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

(a) in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b) the holders of securities in the target company must have sufficient time to allow them to make an informed decision regarding the offer;

(c) the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities as regards the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

(d) false markets in the securities of the target company or any other company concerned by the offer must not be created;

(e) a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

(f) a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

(g) a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquirers shares in New Alkermes may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in New Alkermes at a price not less than the highest price paid for the shares by the acquirer or (any parties acting in concert with the acquirer) during the previous twelve months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in New Alkermes, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in New Alkermes would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a twelve-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire outstanding ordinary shares of New Alkermes, the offer price must be no less than the highest price paid for New Alkermes ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to twelve months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired ordinary shares of New Alkermes (i) during the period of twelve months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of New Alkermes or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per New Alkermes ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of New Alkermes in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of New Alkermes. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of New Alkermes is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of New Alkermes and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the New Alkermes board of directors is not permitted to take any action which might frustrate an offer for the shares of New Alkermes once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where,

(a) the action is approved by New Alkermes’ shareholders at a general meeting; or

(b) the Irish Takeover Panel has given its consent, where:

(i) it is satisfied the action would not constitute frustrating action;

(ii) the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii) the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

(iv) the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or the New Alkermes memorandum and articles of association may be considered to have anti-takeover effects, including those described under the following headings: “Description of New Alkermes Ordinary Shares — Capital Structure — Authorized Share Capital” (regarding issuance of preferred shares), “Description of New Alkermes Ordinary Shares — Pre-emption Rights, Share Warrants and Share Options,” “Description of New Alkermes Ordinary Shares — Disclosure of Interests in Shares,” “Description of New Alkermes Ordinary Shares — Corporate Governance,” “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Election of Directors,” “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Removal of Directors; Vacancies,” “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Amendments of Constituent Documents,” “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Calling Special Meetings of Shareholders” and “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Advance Notice of Director Nominations and Other Shareholder Proposals.”

Corporate Governance

The articles of association of New Alkermes allocate authority over the day-to-day management of New Alkermes to the board of directors. The board of directors may then delegate the management of New Alkermes to committees of the board (consisting of one or more members of the board) or executives, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of New Alkermes. Committees may meet and adjourn as they determine proper. A vote at any committee meeting will be determined by a majority of votes of the members present.

New Alkermes will replicate the existing committees that are currently in place for Alkermes which include an Audit and Risk Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. It also is the intention of New Alkermes to adopt Alkermes’ current Reporting Procedures for Auditing and Accounting, Internal Control Matters and Illegal or Unethical Behavior and No Retaliation Policy, Audit and Non-Audit Services Pre-Approval Policy, Charter of the Lead Independent Director, Insider Trading Policy, Corporate Governance Guidelines and Code of Business Conduct and Ethics.

Legal Name; Formation; Fiscal Year; Registered Office

The current legal and commercial name of New Alkermes is Antler Science Two Limited, to be renamed Alkermes plc effective as of or prior to completion of the business combination. New Alkermes was incorporated in Ireland on May 4, 2011 as a private limited company, as Antler Science Two Limited (registration number 498284). Prior to the completion of the business combination, New Alkermes is expected to be re-registered as a public limited company on          . New Alkermes’ fiscal year ends on March 31 and New Alkermes’ registered address is 25/28 North Wall Quay, Dublin 1, Ireland. For more information regarding New Alkermes, see “The Companies.”

Duration; Dissolution; Rights upon Liquidation

New Alkermes’ duration will be unlimited. New Alkermes may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. New Alkermes may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where New Alkermes has failed to file certain returns.

The rights of the shareholders to a return of New Alkermes’ assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in New Alkermes’ articles of association or the terms of any preferred shares issued by the directors of New Alkermes from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of New Alkermes. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. New Alkermes’ articles of association provide that the ordinary shareholders of New Alkermes are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Holders of ordinary shares of New Alkermes will not have the right to require New Alkermes to issue certificates for their shares. New Alkermes will only issue uncertificated ordinary shares.

Stock Exchange Listing

Alkermes intends to file a listing application with NASDAQ in respect of the New Alkermes ordinary shares that the Elan Shareholder will receive in the reorganization and that holders of Alkermes common stock will receive in the merger. It is expected that following the effective time, the New Alkermes ordinary shares will be listed on NASDAQ under the symbol “ALKS” — the same symbol under which Alkermes’ common stock is currently listed. New Alkermes’ ordinary shares are not currently intended to be listed on the Irish Stock Exchange.

No Sinking Fund

The New Alkermes ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in the merger will be duly and validly issued and fully-paid.

Transfer and Registration of Shares

The transfer agent for New Alkermes will maintain the share register, registration in which will be determinative of membership in New Alkermes. A shareholder of New Alkermes who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in New Alkermes’ official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on New Alkermes’ official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on New Alkermes’ official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of New Alkermes ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. New Alkermes’ articles of association allow New Alkermes, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, New Alkermes is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion), and (iii) claim a lien against the New Alkermes ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in New Alkermes ordinary shares has been paid unless one or both of such parties is otherwise notified by New Alkermes.

New Alkermes’ articles of association as they will be in effect as of the effective date of the merger delegate to New Alkermes’ secretary the authority to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of New Alkermes ordinary shares occurring through normal electronic systems, New Alkermes intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that New Alkermes notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from New Alkermes for this purpose) or request that New Alkermes execute an instrument of transfer on behalf of the transferring party in a form determined by New Alkermes. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to New Alkermes’ transfer agent, the buyer will be registered as the legal owner of the relevant shares on New Alkermes’ official Irish share register (subject to the matters described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

COMPARISON OF THE RIGHTS OF HOLDERS OF ALKERMES COMMON STOCK AND NEW ALKERMES ORDINARY SHARES

The rights of the shareholders of Alkermes and the relative powers of Alkermes’ board of directors are governed by the laws of the Commonwealth of Pennsylvania, including the PBCL, and Alkermes’ articles of incorporation and bylaws. As a result of the merger, each outstanding share of Alkermes common stock and all associated rights will be canceled and automatically converted into the right to receive one New Alkermes ordinary share. Because New Alkermes will be, at the effective time, a public limited company organized under the laws of Ireland, the rights of the shareholders of New Alkermes will be governed by applicable Irish law, including the Companies Acts, and by New Alkermes’ memorandum and articles of association.

Many of the principal attributes of Alkermes common stock and New Alkermes’ ordinary shares will be similar. However, there are differences between the rights of shareholders of Alkermes under Pennsylvania law and the rights shareholders of New Alkermes following the merger under Irish law. In addition, there are differences between Alkermes’ articles of incorporation and bylaws and New Alkermes’ memorandum and articles of association as they will be in effect from and after the effective time, including (i) as required by Irish law (i.e., as a result of differences in Irish law and Pennsylvania law, the New Alkermes memorandum and articles of association include provisions not included in the Alkermes articles of incorporation and bylaws and exclude provisions that are in the Alkermes articles of incorporation and bylaws), or (ii) as necessary in order to preserve the current rights of shareholders and powers of the board of directors of Alkermes as compared to those of New Alkermes following the effective time.

The following is a summary comparison of the material differences between the rights of Alkermes shareholders under the PBCL and the Alkermes articles of incorporation and bylaws and the rights Alkermes shareholders will have as shareholders of New Alkermes under the Companies Acts, and New Alkermes’ memorandum and articles of association effective upon the consummation of the business combination. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NASDAQ listing requirements, many of which are similar to, or have an effect on, matters described herein under Pennsylvania or Irish law. Such rights or obligations generally apply equally to the Alkermes common stock and the New Alkermes ordinary shares.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the PBCL, the Companies Acts, Alkermes’ articles of incorporation and bylaws and New Alkermes’ memorandum and articles of association as they will be in effect from and after the closing. The form of New Alkermes’ memorandum and articles of association substantially as they will be in effect from and after the closing are attached as Annex E to this proxy statement/prospectus. The Alkermes articles of incorporation and bylaws are incorporated by reference herein and have been furnished to the Alkermes shareholders with this proxy statement/prospectus. See “Where You Can Find More Information.”

Alkermes	New Alkermes

Authorized and Outstanding Capital Stock	The authorized share capital of Alkermes is 165 million shares, of which 160,000,000 are common shares, par value $0.01 per share, and 450,000 shares are non-voting common stock, par value $0.01 per share. In addition, Alkermes has authorized 3,000,000 shares of preferred stock, of which 3,000 are designated as 2002 Redeemable Convertible Preferred Stock and 110,000 are designated Series A junior Participating Preferred Stock reserved for issuance upon the exercise of the rights distributed to holders of Alkermes common stock pursuant to the rights agreement.

As of          , the record date for the special meeting, Alkermes had           shares of common stock issued and outstanding. There is no outstanding preferred stock.

Alkermes’ articles of incorporation and Pennsylvania law permit the board to issue new shares of authorized but unissued share capital, at such times and on such terms as the directors think proper, without obtaining additional shareholder approval up to the authorized maximum. However, an increase in the authorized share capital requires shareholder approval. The board may determine the class, rights and other terms that will attach to such shares.	The authorized share capital of New Alkermes is €40,000 and $5,000,000, of which 40,000 are ordinary shares with a nominal value of €1.00 each, 450,000,000 are ordinary shares with a nominal value of $0.01 each and 50,000,000 are undesignated preferred shares with a nominal value of $0.01 each.

Immediately prior to the acquisition of New Alkermes by Elan as part of the reorganization, the issued share capital of New Alkermes will consist solely of the Euro Share Capital. New Alkermes will issue 31,900,000 ordinary shares with a nominal value of $0.01 per share to the Elan Shareholder on completion of the reorganization. In connection with the consummation of the merger, New Alkermes will simultaneously issue a number of ordinary shares with a nominal value of $0.01 per share that is equal to the number of shares of Alkermes common stock then outstanding that will automatically be canceled and converted into the right to receive New Alkermes ordinary shares as part of the merger. All shares issued upon consummation of the merger will be issued as fully paid- up and non-assessable. Prior to the consummation of the merger, New Alkermes will also acquire the Euro Share Capital for no consideration and will then cancel it.

Under Irish law, the board of directors may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, after which it must be renewed by the shareholders by ordinary resolution. The articles of association of New Alkermes

	Alkermes	New Alkermes

authorize the board of directors of New Alkermes to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption.

Reduction of Share Capital	The Alkermes articles of incorporation authorize the board to decrease the number of shares of any class or series to a number not less than the number of shares then outstanding.

New Alkermes may, by ordinary resolution, reduce its authorized share capital. New Alkermes also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital.

Preemption Rights, Share Warrants and Share Options	Alkermes’ shareholders do not have preemption rights.

Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. New Alkermes has opted out of these pre-emption rights in its articles of association as permitted under Irish law. However, Irish law requires this opt-out to be renewed at least every five years by a special resolution of the shareholders requiring the approval of not less than 75% of the votes cast at a general meeting. If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders on a pro rata basis before shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).

Under Irish law, New Alkermes is prohibited from allotting shares for “nil” or no consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance shares awards, bonus shares or any other share-based grants must be paid pursuant to the Companies Acts.

Distributions, Dividends, Repurchases and Redemptions	Under the Alkermes articles of incorporation, the holders of Alkermes common stock will be entitled to receive dividends when and as declared by the	Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means the accumulated

Alkermes	New Alkermes

board of directors, but only out of funds legally available for this purpose.

Under Pennsylvania law, a dividend may not be made if, after giving effect to the dividend, either: (i) the corporation would be unable to pay its debts as they become due in the usual course of business, or (ii) the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in its articles of incorporation) the amount that would be needed, were the corporation to be dissolved at the time the dividend is measured, to satisfy the preferential rights of shareholders with superior rights to those receiving the dividend.

The board of directors may base its determination that a dividend is not prohibited because total liabilities (including other applicable preferential rights of shareholders) will not exceed total assets on one or more of the following:

•   the book values of the assets and liabilities of the corporation;

• a valuation that takes into consideration unrealized appreciation and depreciation or other changes in value of the assets and liabilities of the corporation;

• the current value of assets and liabilities of the corporation, either valued separately or in segments or as an entirety as a going concern; or

• any other method that is reasonable under the circumstances.

To date, Alkermes has never paid a dividend to holders of any class of stock.

Repurchases

Under Pennsylvania law, Alkermes has the power to acquire its own shares. Because Alkermes articles of incorporation do not prevent reacquired shares from being reissued, any shares acquired by Alkermes will be deemed to be issued but not outstanding, unless the board restores any or all of the previously issued shares of	realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of New Alkermes are equal to, or in excess of, the aggregate of New Alkermes’ called up share capital plus undistributable reserves and the distribution does not reduce New Alkermes’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New Alkermes’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed New Alkermes’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not New Alkermes has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of New Alkermes. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of New Alkermes’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office.

Although New Alkermes will not have any distributable reserves immediately after the effective time, New Alkermes will take steps to create such distributable reserves.

New Alkermes’ articles of association authorize the directors to declare dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors.

Alkermes	New Alkermes

the corporation it acquires to the status of authorized but unissued shares.	New Alkermes may pay dividends in U.S. dollars or any other currency.

The directors of New Alkermes may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to New Alkermes in relation to the shares of New Alkermes.

Share Repurchases and Redemptions by New Alkermes

New Alkermes’ articles of association provide that any ordinary share which New Alkermes has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by New Alkermes will technically be effected as a redemption.

Under Irish law, New Alkermes may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. New Alkermes may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is no less than 10% of the nominal value of the total issued share capital of New Alkermes. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption.

New Alkermes may also be given an additional general authority to purchase its own shares on-market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by New Alkermes’ subsidiaries as described below.

New Alkermes may also issue preferred shares which may be redeemed at the option of either New Alkermes or the shareholder, depending on the terms of such preferred shares.

The nominal value of treasury shares held by New Alkermes at any time must not exceed 10% of the nominal value of the issued share capital of New Alkermes. New Alkermes cannot exercise any voting rights in respect of any shares held as

Alkermes	New Alkermes

treasury shares. Treasury shares may be canceled by New Alkermes or re-issued subject to certain conditions.

Purchases by Subsidiaries of New Alkermes

Under Irish law, New Alkermes’ subsidiaries may purchase shares of New Alkermes either on-market, on a recognized stock exchange such as NASDAQ or off-market.

For a subsidiary of New Alkermes to make on-market purchases of New Alkermes ordinary shares, the shareholders of New Alkermes must provide general authorization for such by way of ordinary resolution, however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of New Alkermes ordinary shares is required. For an off-market purchase by a subsidiary of New Alkermes, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of New Alkermes.

The number of shares held by the subsidiaries of New Alkermes at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of New Alkermes. While a subsidiary holds shares of New Alkermes, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of New Alkermes by a subsidiary must be funded out of distributable reserves of the subsidiary.

Prior to the effective time, the existing shareholders of New Alkermes at that time are expected to authorize the purchase of New Alkermes shares by subsidiaries of

	Alkermes	New Alkermes

New Alkermes, in an aggregate amount approximately equal to the then remaining authorization under the existing Alkermes share repurchase program. This authorization is expected to take effect as of the effective time and will expire no later than 18 months after the effective date and it is expected that New Alkermes would seek shareholder approval to renew this authorization at future annual general meetings.

Bonus Shares

Alkermes is not prohibited from making non-cash distributions in the form of shares so long as the relative rights of the holders of any class or series are not adversely affected thereby and any such distributions are subject to the same requirements applicable to distributions generally set forth under “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Distributions, Dividends, Repurchases and Redemptions.”

Under New Alkermes’ articles of association, upon recommendation of the board of directors, the shareholders by ordinary resolution may authorize the board of directors to capitalize any amount for the time being standing to the credit of any of New Alkermes’ reserves (including any capital redemption reserve fund or share premium account) or to the credit of profit and loss account for issuance and distribution to shareholders as fully-paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Lien on Shares, Calls on Shares and Forfeiture of Shares	Not applicable.

New Alkermes’ articles of association provide that New Alkermes will have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as New Alkermes and will only be applicable to shares of New Alkermes that have not been fully paid up.

Election of Directors

The Alkermes bylaws provide that the board will consist of at least five and no more than 15 directors, as fixed from time to time by the board. Currently, the Alkermes board of directors has ten members.

While Pennsylvania law permits companies to have classified boards, the

The Companies Acts provide for a minimum of two directors. New Alkermes’ articles of association provide that the board may determine the size of its board from time to time. At the effective time, the New Alkermes board will consist of eight members.

Alkermes	New Alkermes

Alkermes board is not currently classified. Under the Alkermes bylaws, directors will be elected by the shareholders at each annual meeting to hold office until the next succeeding annual meeting and until their successors have been elected and qualified.	The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one- third of the total number of directors constituting the entire board. The term of the initial Class I directors shall terminate on the date of the 2012 annual general meeting; the term of the initial Class II directors shall terminate on the date of the 2013 annual general meeting; and the term of the initial Class III directors shall terminate on the date of the 2014 annual general meeting. At each annual general meeting of members beginning in 2012, successors to the class of directors whose term expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. In no case will a decrease in the number of directors shorten the term of any incumbent director. A director may hold office until the annual general meeting for the year in which his or her term expires and until his or her successor is elected and duly qualified, subject, to prior death, resignation, retirement, disqualification or removal from office.

Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the minimum prescribed by the board due to the failure of nominees to be elected. Accordingly, New Alkermes’ articles of association provide that if, at any general meeting of shareholders, the number of directors is reduced below the minimum prescribed by the articles of association due to the failure of any person nominated to be a director to be elected, then in those circumstances, the nominee or nominees who receive the highest number of votes in favor of election will be elected in order to maintain such prescribed minimum number of directors. Each director will remain a director (subject to the provisions of the

	Alkermes	New Alkermes

Companies Acts and the articles) only until the conclusion of the next annual general meeting of New Alkermes unless he or she is reelected.

Removal of Directors; Vacancies

Under Pennsylvania law and the Alkermes bylaws, vacancies of the board of directors, including vacancies resulting from an increase in the number of directors, will be filled by a majority of the remaining directors even though the number of directors at that time may be less than a quorum. A director elected to fill a vacancy will serve until the next annual meeting of shareholders and until his successor is elected or qualified.

Under Pennsylvania law, directors may be removed from office without cause by the vote of the shareholders entitled to elect directors.

Under the Companies Acts and notwithstanding anything contained in the articles of association or in any agreement between a company and a director, the shareholders may by an ordinary resolution remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g. employment contract) which the director may have against New Alkermes in respect of his or her removal.

New Alkermes’ articles of association provide that the board may fill any vacancy occurring in the board of directors. If the board of directors fills a vacancy, the director’s term expires at the next annual general meeting. A vacancy on the board created by the removal of a director may be filled by the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy.

Quorum of the Board	Under the Alkermes bylaws, a majority of the directors in office will be necessary to constitute a quorum for the transaction of business.	The quorum necessary for the transaction of business by the board may be fixed by the board and unless so fixed will be a majority of the directors in office.

Duties of Directors

Under Pennsylvania law, a corporation’s directors have a duty to act in good faith in a manner which they reasonably believe to be in the best interests of the corporation. In discharging their responsibility, directors owe a duty of care and a duty of loyalty to the corporation.

Under Pennsylvania law, in considering the best interests of the corporation, directors may consider to the extent they deem appropriate, the effects of any action on all groups affected, including without limitation,

The directors of New Alkermes have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of New Alkermes (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and it is likely that more will be expected of them in compliance with their duties than non- executive directors). The principal directors’ duties include the

	Alkermes	New Alkermes

shareholders, employees, customers, creditors and communities and the short- term and long-term interests of the corporation. In considering the best interests of the corporation or the effects of any action, directors are not required to regard any corporate interest or the interests of any particular group affected by such action, including the interests of shareholders, as a dominant or controlling interest or factor.

Under Pennsylvania law, directors are required to act with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under such circumstances.

Directors are required to exercise an informed business judgment in the performance of their duties. To do so, directors must have informed themselves of all material information reasonably available to them.

	Under Pennsylvania law, absent a breach of fiduciary duty, lack of good faith or self-dealing, any act of the board of directors, committee thereof or any individual director shall be presumed to be in the best interests of the corporation.	common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, the duty to maintain certain registers and make certain filings as well as disclosure of personal interests. For public limited companies like New Alkermes, directors are under a specific duty to ensure that the secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest of Directors

Under Pennsylvania law, a director’s fiduciary duties require the director to avoid conflicts of interest. Under the PBCL, a transaction in which a director is interested will not be voided due to the conflict or because the interested director participates in the board meeting or the vote authorizing the transaction if:

(i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors and the board authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors even though the disinterested directors are less than a quorum;

(ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or a proposed contract with New Alkermes are required to declare the nature of their interest at a meeting of the directors of New Alkermes. New Alkermes is required to maintain a register of declared interests which must be available for shareholder inspection.

New Alkermes’ articles of association provide that a director must declare any interest he or she may have in a contract with New Alkermes at a meeting of the board of directors or otherwise provide notice to the board of directors. No director shall be prevented by his or her office from contracting with New Alkermes provided that he or she has declared the nature of his or her interest in

	Alkermes	New Alkermes

specifically approved in good faith by vote of those shareholders; or

(iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.	the contracts and the contract or transaction has been approved by a majority of the disinterested directors.

Under the New Alkermes articles of association, a director of New Alkermes may be a director or other officer of, or otherwise interested in, any company promoted by New Alkermes or in which New Alkermes is interested, and such director will not be accountable to New Alkermes for any remuneration received from such employment or other interest. The articles of association further provide that (i) no director will be prevented from contracting with New Alkermes because of his or her position as a director, (ii) any contract entered into between a director and New Alkermes will not be subject to avoidance, and (iii) no director will be liable to account to New Alkermes for any profits realized by virtue of any contract between such director and New Alkermes because the director holds such office or the fiduciary relationship established thereby. A director of New Alkermes will be at liberty to vote in respect of any transaction in which he or she is interested, provided that such director discloses the nature of his or her interest prior to consideration of the transaction and any vote thereon.

Indemnification of Officers and Directors

Alkermes’ bylaws include indemnification provisions under which it is required to indemnify, to the fullest extent permitted under Pennsylvania law, each person made, threatened to be made a party to or otherwise involved in, any claim, action, suit or proceeding as a result of being or having been a director or officer, of Alkermes, or serving or having served as a director, officer, employee or agent to another entity at Alkermes’ request.

Alkermes is required to pay, in advance, any expenses (including attorneys’ fees and disbursements) a person entitled to indemnification incurs in defending any such claim, action or proceeding upon receipt of an undertaking by the indemnified person to repay all amounts

Pursuant to New Alkermes’ articles of association, its directors and secretary are indemnified to the extent permitted by the Companies Acts. New Alkermes may indemnify the directors or secretary only if the indemnified party receives a favorable judgment in respect of the liability, or where an Irish court determines that the director or the secretary acted honestly and reasonably and ought fairly to be excused. This restriction in the Companies Acts does not apply to executives who are not directors or the secretary of New Alkermes. Any provision for indemnification to a greater extent is void under Irish law, whether contained in its articles of association or any contract between the director and the Irish company.

	Alkermes	New Alkermes

advanced if it is ultimately determined by final judicial decision that the indemnified person is not entitled to indemnification.

These indemnity provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective.

In addition, Alkermes also has indemnification agreements with its directors which are described more fully under the heading “The Business Combination — Interests of Certain Persons in the Transactions.”	New Alkermes’ articles of association also contain indemnification and expense advancement provisions for current or former executives who are not directors or the secretary of New Alkermes.

The directors of New Alkermes may, on a case-by-case basis, decide at their discretion that it is in the best interests of New Alkermes to indemnify an individual director from any liability arising from his or her position as a director of New Alkermes. However, this discretion must be exercised bona fide in the best interests of New Alkermes as a whole.

In addition, due to more restrictive provisions of Irish law in relation to the indemnification of directors and the secretary, in connection with the business combination, New Alkermes expects to indemnify its directors and certain officers, as well as with individuals serving as directors or officers of its subsidiaries pursuant to indemnification agreements existing or to be entered into by Alkermes (or deed poll indemnities). New Alkermes expects that the indemnification and expense advancement to be provided to the directors and certain officers of New Alkermes under the indemnification agreement (or deed poll indemnity) will, to the extent permitted by Irish law, be the same or substantially similar to that afforded in the current indemnification agreements between Alkermes and its officers and directors.

Limitation on Director Liability

Under Pennsylvania law and Alkermes’ bylaws, a director will not be personally liable unless the director breaches his or her fiduciary duties and the breach constitutes self-dealing, willful misconduct or recklessness.

These liability provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action the

	Alkermes	New Alkermes

shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of his or her duties to the company.

Annual Meetings of Shareholders

Under the Alkermes bylaws, an annual meeting of shareholders for the election of directors and the transaction of other business must be held in each calendar year at the date, time and place determined by the board. The PBCL permits any shareholder to call the meeting at any time, if the annual meeting is not called and held within six months after the designated time.

New Alkermes will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting, no more than nine months after New Alkermes’ fiscal year-end. The first annual general meeting of New Alkermes may be held outside Ireland. New Alkermes intends to hold its first annual general meeting in 2012. Thereafter, any annual general meeting may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

The provisions of the articles of association of New Alkermes relating to general meetings shall apply to every such general meeting of the holders of any class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-half of the issued shares of such class.

Calling Special Meetings of Shareholders	Under the Alkermes bylaws, special meetings of shareholders may be called at any time by the Chief Executive Officer or by the board of directors.	Extraordinary general meetings of New Alkermes may be convened (i) by the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of New

	Alkermes	New Alkermes

Under the PBCL, the shareholders of a registered corporation, such as Alkermes, are not entitled by statute to call a special meeting.	Alkermes carrying voting rights or (iii) on requisition of New Alkermes’ auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of New Alkermes as may be required from time to time. At any extraordinary general meeting only the business set forth in the notice may be conducted. Notice of an extraordinary general meeting must be given to all shareholders of New Alkermes and to the auditors of New Alkermes. Under Irish law and the New Alkermes articles of association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. The purpose of an extraordinary general meeting convened by shareholders of New Alkermes must be set out in the requisition notice. The board must set a meeting dating within 21 days of receipt of the requisition notice and the meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within 21 days, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting that must be held within three months of the receipt of the requisition notice.

If the board of directors becomes aware that the net assets of New Alkermes are half or less of the amount of New Alkermes’ called-up share capital, the directors of New Alkermes must convene an extraordinary general meeting of New Alkermes’ shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Record Date; Notice Provisions	Under the Alkermes bylaws, the board of directors may fix a date not more than 90 days prior to (a) the date of any	New Alkermes’ articles of association provide that the board may fix in advance a record date (i) to determine the

	Alkermes	New Alkermes

meeting of shareholders, (b) the date fixed for the payment of any dividend or distribution, (c) the date for the allotment of rights or (d) the date when any change or conversion or exchange of shares will be made or will go into effect, as the record date to determine the shareholders (i) entitled to notice of or to vote at any such meeting, (ii) entitled to receive payment of any dividend or distribution, (iii) entitled to receive any such allotment of rights or (iv) entitled to exercise the rights in respect to any such change, conversion or exchange of shares.

Written notice, stating the place, day and hour of each meeting of shareholders, and in the case of a special meeting, the general nature of the business to be transacted, must be given to each shareholder of record entitled to vote at the meeting at least 5 days prior to the day named for the meeting, or 10 days in the case of a meeting that will consider a fundamental change.	shareholders entitled to notice of or to vote at a meeting of the shareholders that is no more than 90 days and no less than 10 days before the date of the meeting, and (ii) for the purpose of determining the shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose that is no more than 90 days prior to the date of payment of the dividend or the date of any other action to which the determination of shareholders is relevant. The record date may not precede the date upon which the resolution fixing the record date is adopted by the directors.

If the register of shareholders is closed in connection with a meeting, it must be closed for at least 5 days preceding the meeting and the record date for such determination will be the date of the closing of the register of shareholders.

Notice of an annual general meeting must be given to all shareholders of New Alkermes and to the auditors of New Alkermes. The articles of association provide that New Alkermes must provide at least 21 days’ advanced written notice of an annual general meeting.

Advance Notice of Director Nominations and Other Shareholder Proposals

Alkermes’ bylaws establish procedures that shareholders must follow in order to nominate persons for election to the Alkermes board of directors. Any director nomination made by a shareholder must be made in writing and delivered or mailed to the chairman of the board of directors not later than 90 days in advance of the anniversary date of Alkermes’ proxy statement for its annual meeting of shareholders in the previous calendar year. This notification must contain, to the extent known by the nominating shareholder(s), (i) the name and address of each proposed nominee, (ii) the principal occupation of each proposed nominee, (iii) the total number of shares of Alkermes voting stock that will be voted for each proposed nominee by the nominating shareholder(s), (iv) the name and residence

The Companies Acts provide that shareholders holding not less than 10% of the total voting rights may call an extraordinary general meeting for the purpose of considering director nominations or other proposals, as described under “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Calling Special Meetings of Shareholders”.

New Alkermes’ articles of association provide that shareholder nominations of persons to be elected to the board of directors at an annual general meeting must be made following written notice to the Secretary of New Alkermes executed by a shareholder accompanied by certain background and other information specified in the articles of association.

	Alkermes	New Alkermes

address of the nominating shareholders, (v) the number of shares of Alkermes owned by the nominating shareholder(s), (vi) such other information about each nominee proposed by such shareholder(s) as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated or intended to be nominated by the board of directors and (vii) the consent of each nomine to serve as a director of Alkermes if so elected. Nominations not made in accordance with the bylaws shall be disregarded.

Alkermes’ bylaws do not contain any provisions for advance notice of proposals to be made at a meeting of shareholders other than director nominations; therefore, shareholder proposals (other than director nominations) may be submitted at any time including at the meeting of shareholders pursuant to the Exchange Act proxy rules. A proxy may confer discretionary authority to vote on matters if a specific statement in the proxy is made to that effect (i) at an annual meeting, if Alkermes does not have notice of the matter at least 45 days before the first anniversary of the date on which it sent its proxy materials for the prior year’s annual meeting or (ii) at a special meeting or annual meeting the date for which has changed by more than 30 days from the prior year if Alkermes does not have notice within a reasonable amount of time.	Such written notice and information must be received by the Secretary of New Alkermes not less than 90 days nor more than 150 days before the first anniversary of the date of New Alkermes’ proxy statement for the prior year’s annual general meeting.

The notice must set forth the following information:

(a) as to each person whom the shareholder proposes to nominate for election or re- election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, or any successor provisions thereto, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(b) as to the shareholder giving the notice:

(i) the name and address of such shareholder, as they appear on the register of members;

(ii) the class and number of ordinary shares that are owned beneficially and/or of record by such shareholder;

(iii) a representation that the shareholder is a registered holder of ordinary shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and

(iv) a statement as to whether the shareholder intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the company’s outstanding share capital required to approve or elect the nominee and/or otherwise to solicit proxies from shareholders in support of such nomination.

Quorum at	Under the Alkermes bylaws, a quorum consists of the presence, in person or by	The articles of association of New Alkermes provide that no business

	Alkermes	New Alkermes

Shareholder Meetings	proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on a particular matter, except that in the case of a meeting called for the election of directors and adjourned for the lack of a quorum, shareholders entitled to vote who attend a second adjourned meeting, although less than a quorum, shall constitute a quorum for the election of directors.	shall be transacted at any general meeting unless a quorum is present. One or more shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of New Alkermes entitled to vote at the meeting in question shall be a quorum.

Adjournment of Shareholder Meetings

Under the PBCL, the shareholders can adjourn any regular or special meeting of shareholders, including one at which directors are to be elected, for any period as the shareholders present and entitled to vote shall direct, regardless of whether a quorum is present.

The articles of association of New Alkermes provide that if within one hour after the time appointed for a general meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week at the same time and place or otherwise as the board of directors determines, unless convened by shareholder requisition, in which case the meeting is dissolved. If at the adjourned meeting a quorum is not present within one hour after the time appointed for the meeting the shareholders present shall be a quorum.

If a quorum is present, the chairman of the meeting may adjourn a general meeting with the consent of, and must adjourn the meeting at the direction of, the shareholders. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned for 30 days or more.

Voting Rights

Under the Alkermes articles of incorporation, each holder of Alkermes common stock is entitled to one vote for each share owned of record. For general corporate action of the shareholders of Alkermes, the affirmative vote of a majority of the votes cast at a shareholders’ meeting is required for approval.

Under Pennsylvania law, unless the articles of incorporation provide otherwise, shareholders have the right to multiply the number of votes to which they may be entitled to vote by the number of directors

Every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires the approval of not less than 75% of the votes of New Alkermes’ shareholders cast at a general meeting at which a quorum is present. Ordinary resolutions, by contrast, require a simple majority of the votes of New Alkermes cast at a general meeting at which a quorum is present.

	Alkermes	New Alkermes

	to be elected, and they may cast the whole number of their votes for one candidate or distribute them among the candidates.	Irish company law also distinguishes between “ordinary business” and “special business”. Most matters are deemed “special” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors, the election of directors, the re-appointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which are deemed to be “ordinary business”.

Shareholder Action by Written Consent

Under Alkermes’ articles of incorporation any action required or permitted to be taken at a meeting of shareholders or of a class of shareholders may be taken without a meeting upon written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

Under Pennsylvania law, actions by less than unanimous consent may be effective immediately, but prompt notice of the action must be given to those shareholders who were entitled to vote thereon, who did not consent.

The Companies Acts provide that shareholders may approve a resolution without a meeting if (a) all shareholders sign the written resolution and (b) the company’s articles of association permit written resolutions of shareholders. Accordingly, New Alkermes’ articles of association provides that shareholders have the right to take action by written consent only where such consent is unanimous.

Shareholder Suits

Under Pennsylvania law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must state that the plaintiff was a shareholder or the owner of a beneficial interest in the shares at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares or interest thereafter devolved on the plaintiff by operation of law; and

A shareholder or holder of a beneficial interest in shares may, at the discretion of the court, be allowed to maintain a derivative action even if such shareholder was not a shareholder at the time of the wrongdoing, if a court determines that a preliminary showing can be made that there is a strong prima facie case in favor of the claim and that serious injustice would result without such suit.

In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of New Alkermes if a wrong committed against New Alkermes would otherwise go un- redressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

(a) where an ultra vires or illegal act is perpetrated;

(b) where more than a bare majority is required to ratify the “wrong” complained of;

(c) where the shareholders’ personal rights are infringed;

	Alkermes	New Alkermes

If a derivative action is instituted or maintained by holders or owners of less than 5% of the outstanding shares of any class of shares, unless the aggregate fair market value of such shares is in excess of $200,000, the corporation shall be entitled to require the plaintiffs to give security for reasonable expenses, including attorneys’ fees.

Under Pennsylvania law, if a shareholder files a derivative action without first making a demand upon the corporation’s board of directors, the action will be dismissed unless the plaintiff makes a specific showing that irreparable injury to the corporation would otherwise result.	(d) where a fraud has been perpetrated upon a minority by those in control; and

(e) where the justice of the case requires a minority to be permitted to institute proceedings.

Irish law also permits shareholders of New Alkermes to bring proceedings against New Alkermes where the affairs of New Alkermes are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. The court can grant any relief it sees fit and the usual remedy is the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Under Pennsylvania law, every shareholder has a statutory right to inspect and make copies of the share register, books and records of accounts and records of the proceedings of shareholders and directors of a corporation for a proper purpose during the usual hours of business upon submitting a written verified demand stating such purpose. If a corporation refuses to permit inspection or does not reply to the demand within five business days after it is made, the shareholder may apply to the court for an order to enforce his or her demand. A proper purpose is a purpose reasonably related to the interest of the person as a shareholder.

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of New Alkermes and any act of the Irish Government which alters the memorandum of New Alkermes; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of New Alkermes; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors” interests and other statutory registers maintained by New Alkermes; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of a subsidiary company of New Alkermes which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years.

Disclosure of Interests in Shares

Under the PBCL, a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the total votes entitled to be cast for the election of directors becomes a “controlling person.” Upon the occurrence of a control transaction, a controlling person is required to notify all shareholders of record holding voting shares, and the court, along with a petition for a determination of the fair value of

Under Irish law, shareholders who acquire or cease to be interested in 5% of the shares of New Alkermes must notify New Alkermes, as an Irish public limited company. A shareholder who is interested in 5% or more of the shares of New Alkermes must notify the company of any change of his or her interest that brings his or her total holding through the nearest whole percentage number. The relevant percentage figure is calculated by reference

Alkermes	New Alkermes

voting shares. In connection with a control transaction, shareholders have the right to demand from the controlling person fair value for their shares under specified procedures.

Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.	to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of New Alkermes’ share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such notifications must be made within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. If these notification requirements are not complied with, no right or interest of any kind whatsoever in respect of any shares in New Alkermes concerned held by such person shall be enforceable, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares reinstated. In addition, New Alkermes, under the Companies Acts, may by notice in writing require a person whom New Alkermes knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in New Alkermes’ relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in the shares of New Alkermes, to give such further information as may be required by New Alkermes including particulars of such person’s own past or present interests in shares of New Alkermes. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

If the person fails to give New Alkermes any information required within the reasonable time specified, New Alkermes may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

• any transfer of those shares, or in the case of unissued shares any transfer of

	Alkermes	New Alkermes

the right to be issued with shares and any issue of shares, shall be void;

•   no voting rights shall be exercisable in respect of those shares;

• no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

• no payment shall be made of any sums due from New Alkermes on those shares, whether in respect of capital or otherwise.

Where the shares in New Alkermes are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Shareholder Approval of Business Combinations

Under the PBCL, except as set forth below in this entry, a merger or other similar business combination in which a Pennsylvania corporation is a constituent corporation requires the affirmative vote of a majority of the votes cast by holders of common stock outstanding and entitled to vote.

Under the PBCL, a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the total votes entitled to be cast for the election of directors becomes an “interested shareholder.” A corporation with an “interested shareholder” may not effect mergers or certain other business combinations, including certain asset disposition, with the interested shareholder for a period of five years, unless:

•   the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

• the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

• the business combination is approved by the affirmative vote of the holders of a

Shareholder approval in connection with a business combination involving New   Alkermes would be required under the following circumstances:

•   in connection with a scheme of arrangement, both a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy, at a meeting called to approve the scheme;

• in connection with an acquisition of New Alkermes by way of a merger with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC by a special resolution of the shareholders.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets.

	Alkermes	New Alkermes

majority of all shares entitled to vote, excluding votes of shares held by the interested shareholder, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Appraisal Rights

Under the PBCL, a shareholder may dissent from, and receive payment of the fair value of its shares in the event of certain mergers, consolidations, share exchanges, asset transfers and corporate divisions. However, no dissenters’ rights are available with respect to shares which, at the applicable record date, were either listed on a national securities exchange or held beneficially or of record by more than 2,000 shareholders, unless the shares are of a preferred or special class and the terms of the transaction do not require for the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of such class or series.

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as New Alkermes and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the EU and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire its shares for cash.

Anti-takeover Measures

Under the PBCL, certain anti- takeover provisions apply to Alkermes as a publicly-traded company including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders, (iv) the rights of shareholders to demand fair value for their stock following a control transaction and (v) transactions with interested

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of New Alkermes will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important

Alkermes	New Alkermes

shareholders. Pennsylvania law allows corporations to opt-out of these anti- takeover sections. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions.  Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve	aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

(i) in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(ii) the holders of securities in the target company must have sufficient time to allow them to make an informed decision regarding the offer;

(iii) a company board must act in the interests of the company as a whole. If the board of the target company advises the holders of securities as regards the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

(iv) false markets in the securities of the target company or any other company concerned by the offer must not be created;

(v) a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

(vi) a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

(vii) a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Alkermes	New Alkermes

the restoration of voting rights. First, the approval of an absolute majority of all voting power must be obtained. All voting shares are entitled to participate in this vote. Second, the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons.  Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation or (ii) any person or group publicly discloses that the person or group may acquire control of the corporation, and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders.

See “Comparison of the Rights of Holders of Alkermes Common Stock and New Alkermes Ordinary Shares — Shareholder Approval of Business Combinations.”

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction.

See “Comparison of the Rights of Holders of Alkermes Common Stock and New	Mandatory Bid

If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in New Alkermes, the acquirer and, depending on the circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make a cash offer for the remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months.

This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in New Alkermes if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a twelve-month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to this rule.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a party makes a voluntary bid to acquire shares of New Alkermes and the bidder or any of its concert parties acquire ordinary shares of New Alkermes within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for New Alkermes ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the look- back period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired ordinary shares of New Alkermes (i) during the period of

Alkermes	New Alkermes

Alkermes Ordinary Shares — Disclosure of Interests in Shares.”

Transactions with Interested Shareholders. Generally, under Pennsylvania law, transactions between a corporation and an interested shareholder must satisfy a heightened shareholder approval requirement in addition to any other approvals that may otherwise be applicable. Pennsylvania law requires certain transactions (including mergers) with “interested shareholders” to be approved by a majority of the disinterested shareholders, unless the transaction is (i) approved by a majority of the disinterested directors, (ii) one in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring the interested shareholder’s shares or (iii) a merger where a party to the merger owns 80% or more of the stock of another party to the merger and is effected by the board of directors without shareholder approval as permitted under the PBCL. “Interested shareholder” is defined as a shareholder who is a party to the transaction or who is treated differently from other shareholders and any person or group of persons that is acting jointly or in concert with the interested shareholder.	12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of New Alkermes or (ii) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per New Alkermes ordinary share shall be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of New Alkermes in the 12 month period prior to the commencement of the offer period if the Irish Takeover Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of New Alkermes. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of New Alkermes is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of New Alkermes and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

	Alkermes	New Alkermes

Frustrating Action

Under the Irish Takeover Rules, the board of directors of New Alkermes is not permitted to take any action which might frustrate an offer for the shares of New Alkermes once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a) the action is approved by New Alkermes’ shareholders at a general meeting; or

(b) with the consent of the Irish Takeover Panel where:

(i) the Irish Takeover Panel is satisfied the action would not constitute frustrating action;

(ii) the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii) in accordance with a contract entered into prior to the announcement of the offer; or

(iv) the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Rights Agreement	Under the Alkermes rights agreement, subject to certain exceptions, if any person or group acquires 15% or more of Alkermes’ common stock, all share holders, except the acquiring person or	The New Alkermes articles of association expressly authorize the adoption of a shareholders’ rights plan. Irish law does not expressly authorize or prohibit companies from issuing share purchase

	Alkermes	New Alkermes

	group, will be entitled to acquire Alkermes’ common stock (and in certain instances, the stock of the acquirer) at a discount.	rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law.

Subject to the Irish Takeover Rules described in “Anti-takeover Measures”, the board also has power to issue any authorized and unissued shares of New Alkermes on such terms and conditions as it may determine and any such action should be taken in the best interests of New Alkermes. The terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

Variation of Rights Attaching to a Class or Series of Shares

Under the articles of incorporation, the board of directors has the full authority permitted by law to make divisions of shares into classes and to determine the designation and the number of shares of any class or series and to determine the voting rights, preferences limitations and special rights, if any, of the shares of any class or series.

Any variation of class rights attaching to the issued shares of New Alkermes must be approved by a special resolution of the shareholders of the class affected or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.

Amendments of Constituent Documents

The Alkermes articles of incorporation may be amended upon the affirmative vote of a majority of all votes cast by shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class.

Alkermes’ bylaws may be amended (i) at any annual, regular or special meeting of the board of directors by a majority vote of all the directors in office or (ii) by a majority of the votes cast at any annual, regular or special meeting of shareholders. Bylaws that limit indemnification rights, increase the liability of directors or changes the manner or vote required to make such alteration, amendment or repeal, may not be amended except by the

Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders. A special resolution under Irish law requires the approval of not less than 75% of the votes cast.

	Alkermes	New Alkermes

affirmative vote of the shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on such matters.

Rights Upon Liquidation

The rights of the shareholders to a return of Alkermes’ assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Alkermes’ articles of association or the terms of any preferred shares issued by the directors of Alkermes from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Alkermes.

The rights of the shareholders to a return of New Alkermes’ assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in New Alkermes’ articles of association or the terms of any preferred shares issued by the directors of New Alkermes from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of New Alkermes. If the articles of association contain no specific provisions in respect of dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. New Alkermes’ articles of association provide that the ordinary shareholders of New Alkermes are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares. New Alkermes may be dissolved and wound up at any time by way of shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. New Alkermes may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where New Alkermes has failed to file certain returns.

Enforcement of Civil Liabilities Against Foreign Persons	Not applicable.

New Alkermes has been advised by its Irish counsel, Arthur Cox, that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the U.S. providing for the reciprocal enforcement of foreign judgments. The following requirements

Alkermes	New Alkermes

must be met before the foreign judgment will be deemed to be enforceable in Ireland:

(i) the judgment must be for a definite sum;

(ii) the judgment must be final and conclusive; and

(iii) the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

LEGAL MATTERS

A&L Goodbody, counsel for EDT, will provide an opinion regarding the validity of the New Alkermes ordinary shares to be issued in the business combination.

EXPERTS

The combined financial statements of EDT at December 31, 2010 and December 31, 2009, and for each of the three years in the period ended December 31, 2010, have been included herein in reliance upon the report of KPMG, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2011 have been so incorporated in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF NEW ALKERMES MAY BE NON-RESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF NEW ALKERMES ARE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR NEW ALKERMES, OR TO ENFORCE AGAINST SUCH PERSONS OR NEW ALKERMES IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. NEW ALKERMES HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN IRELAND IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

WHERE YOU CAN FIND MORE INFORMATION

Alkermes files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that Alkermes files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Securities and Exchange Commission filings are also available to the public at the SEC’s website at http://www.sec.gov. Information contained on any website referenced in this proxy statement/prospectus is not incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of New Alkermes in addition to being a proxy statement of Alkermes for its special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above under the section entitled “Where You Can Find More Information.” The SEC allows Alkermes to “incorporate by reference” information into this proxy statement/ prospectus. This means New Alkermes can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. In addition, any later information that Alkermes files with the SEC will automatically update and supersede this information. This proxy statement/prospectus incorporates by reference the documents listed below that Alkermes has previously filed with the SEC. These documents contain important information about New Alkermes and its finances.

You should rely only on the information contained in this proxy statement/prospectus or that New Alkermes has referred to you. Neither Alkermes, New Alkermes nor Elan has authorized anyone to provide you with any additional information. This proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of Alkermes nor the issuance of ordinary shares of New Alkermes in the merger shall create any implication to the contrary.

The following documents, which have been filed with the SEC by Alkermes, are hereby incorporated by reference into this proxy statement/prospectus:

•	Annual Report on Form 10-K of Alkermes, Inc. for the Fiscal Year Ended March 31, 2011.

All additional documents that Alkermes may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and prior to the earlier of the effective time and the termination of the merger agreement, shall also be deemed to be incorporated by reference.

If you are a shareholder of Alkermes, you can obtain any of the documents incorporated by reference through New Alkermes or the SEC. Documents incorporated by reference are available from Alkermes without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/ prospectus free of charge by requesting them in writing or by telephone as follows:

In order to ensure timely delivery of the documents, you must make your request no later than five business days prior to the date of the special meeting of Alkermes shareholders, or no later than          , 2011.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/

prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

EXCHANGE RATES

On June 17, 2011, the noon buying rate was $1.4326 to €1.00, according to the U.S. Federal Reserve Board.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in U.S. dollar per Euro.

Exchange Rate

Period	High	Low	Average(1)	Period End

2006	1.33	1.18	1.26	1.32
2007	1.49	1.29	1.37	1.46
2008	1.60	1.24	1.50	1.39
2009	1.51	1.25	1.39	1.43
2010	1.45	1.20	1.33	1.33

Source: The Federal Reserve Bank of New York and U.S. Federal Reserve Board

(1) Average month-end rates.

Exchange Rate

Period	High	Low	Average	Period End

December 2010	1.34	1.31	1.32	1.33
January 2011	1.37	1.29	1.34	1.37
February 2011	1.38	1.35	1.37	1.38
March 2011	1.42	1.38	1.40	1.42
April 2011	1.48	1.41	1.44	1.48
May 2011	1.49	1.40	1.43	1.44

Source: The Federal Reserve Bank of New York and U.S. Federal Reserve Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the management of Elan Corporation, plc

We have audited the accompanying carve-out combined financial statements of the EDT business unit, which comprises the carve-out combined balance sheets as at December 31, 2010 and 2009, the carve-out combined statements of operations, comprehensive income/(loss), invested equity and cash flows for each of the years in the three-year period ended December 31, 2010 (together and hereinafter, the “Combined Financial Statements”). These Combined Financial Statements are the responsibility of the management of Elan Corporation, plc. Our responsibility is to express an opinion on these Combined Financial Statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Financial Statements are free of material misstatement. The EDT business unit is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the EDT business unit’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Combined Financial Statements, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Combined Financial Statements referred to above present fairly, in all material respects, the financial position of the EDT business unit as at December 31, 2010 and 2009 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2010, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG

Chartered Accountants

Dublin, Ireland
June 9, 2011

Elan Drug Technologies

Carve-out Combined Statements of Operations
For the Years Ended December 31, 2010, 2009 and 2008

	Notes	2010	2009	2008
		(In thousands)

Product revenue		$261,420	$257,199	$281,557
Contract revenue		12,699	18,687	20,004

Total revenue	3	274,119	275,886	301,561
Cost of sales		118,379	116,251	123,654

Gross margin		155,740	159,635	177,907
Operating expenses:
Selling, general and administrative expenses		38,933	35,919	44,534
Research and development expenses		53,579	46,961	47,591
Other net charges	5	2,300	5,669	—

Total operating expenses		94,812	88,549	92,125

Operating income		60,928	71,086	85,782

Net interest (income)/expense	6	(575)	1,824	(538)

Net income before income taxes		61,503	69,262	86,320
Provision for income taxes	7	12,614	20,882	25,798

Net income		$48,889	$48,380	$60,522

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Elan Drug Technologies

Carve-out Combined Statements of Comprehensive Income/(Loss)
For the Years Ended December 31, 2010, 2009 and 2008

	Notes	2010	2009	2008
		(In thousands)

Net income		$48,889	$48,380	$60,522
Other comprehensive income/(loss):
Movement on unrealized components of defined benefit pension plans	15	(3,246)	917	(9,131)

Total comprehensive income		$45,643	$49,297	$51,391

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Elan Drug Technologies

Carve-out Combined Balance Sheets
As of December 31, 2010 and 2009

	Notes	2010	2009
		(In thousands)

ASSETS
Current Assets:
Accounts receivable, net	8	$60,030	$58,352
Inventory	9	18,296	26,468
Deferred tax assets — current	7	1,555	1,747
Prepaid and other current assets	10	3,071	4,907

Total current assets		82,952	91,474
Non-Current Assets:
Property, plant and equipment, net	11	203,415	208,709
Goodwill and other intangible assets, net	12	53,338	65,239
Other non-current assets	13	5,060	3,627

Total assets		$344,765	$369,049

LIABILITIES AND INVESTED EQUITY
Current Liabilities:
Accounts payable	14	$4,085	$5,500
Accruals and other current liabilities		24,290	21,640

Total current liabilities	14	28,375	27,140
Other non-current liabilities		11,175	8,896

Total liabilities		39,550	36,036

Invested equity		305,215	333,013

Total liabilities and invested equity		$344,765	$369,049

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Elan Drug Technologies

Carve-out Combined Statements of Invested Equity
For the Years Ended December 31, 2010, 2009 and 2008

Total Invested
Equity
(in thousands)

Balance at January 1, 2008	$403,770
Net income	60,522
Share-based compensation	9,865
Excess tax benefit related to equity awards	1,567
Net funding transfer to Elan	(79,517)

Balance at December 31, 2008	$396,207

Net income	48,380
Share-based compensation	7,176
Net tax shortfall related to equity awards	(509)
Net funding transfer to Elan	(118,241)

Balance at December 31, 2009	$333,013

Net income	48,889
Share-based compensation	7,929
Net tax shortfall related to equity awards	(490)
Net funding transfer to Elan	(84,126)

Balance at December 31, 2010	$305,215

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Elan Drug Technologies

Carve-out Combined Statements of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(In thousands)

Cash flows from operating activities:
Net income	$48,889	$48,380	$60,522
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred revenue	(180)	34	(2,498)
Depreciation and amortization	32,554	33,161	35,915
Share-based compensation	7,929	7,176	9,865
(Recognition)/utilization of deferred tax asset	(1,037)	224	202
Excess tax benefit from share-based compensation	—	—	(1,567)
Other	—	639	1,222
Net changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(1,678)	42,480	(18,855)
Decrease/(increase) in prepaid and other assets	403	(1,948)	4,655
Decrease/(increase) in inventory	8,172	(5,882)	(1,371)
Increase in accounts payable and accruals and other liabilities	4,439	3,821	2,486

Net cash provided by operating activities	99,491	128,085	90,576

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	44	26	—
Purchase of property, plant and equipment	(15,108)	(9,774)	(11,696)
Purchase of intangible assets	(301)	(96)	(930)

Net cash used in investing activities	(15,365)	(9,844)	(12,626)

Cash flows from financing activities:
Excess tax benefit from share-based compensation	—	—	1,567
Net funding transfer to Elan	(84,126)	(118,241)	(79,517)

Net cash used in financing activities	$(84,126)	$(118,241)	$(77,950)

Net increase/(decrease) in cash and cash equivalents	—	—	—

Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

Supplemental cash flow information:
Cash paid for income taxes by EDT	$1,012	$3,128	$2,199

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

1.	Description of Business

Elan Corporation, plc (Elan), an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Elan operations are organized into two business units: BioNeurology, which engages in research, development and commercial activities primarily for neurodegenerative and autoimmune diseases, and Elan Drug Technologies (EDT), which focuses on the specialty pharmaceutical industry, including specialized drug delivery and manufacturing.

EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies.

2.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of these Carve-out Combined Financial Statements.

(a)	Basis of preparation and presentation of financial information

On May 9, 2011, Elan and Alkermes Inc. (Alkermes) announced the execution of a definitive agreement under which Alkermes will merge with EDT in a cash and stock transaction valued at approximately $960 million at the time of the announcement. Alkermes and EDT will be combined under a new holding company incorporated in Ireland. This newly created company will be named Alkermes plc. The transaction is subject to approval by Alkermes’ shareholders and the satisfaction of customary closing conditions and regulatory approvals, including antitrust approvals in the United States. The transaction is expected to close during the second half of 2011.

EDT has historically operated as part of Elan and not as a separate stand-alone entity. These Carve-out Combined Financial Statements have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent the financial position and performance of EDT as if EDT had existed on a stand-alone basis during each of the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008 for statement of operations and cash flow statement amounts and as of December 31, 2010 and December 31, 2009 for balance sheet amounts; and as if the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 810, “Consolidation,” had been applied throughout. The accompanying Carve-out Combined Financial Statements only include assets and liabilities that are specifically identifiable with EDT. Certain general and administrative expenses that are maintained at the corporate level, which consist primarily of salaries and other employee costs, legal and professional fees and insurance costs, were allocated to EDT based on methodologies Elan management believes to be reasonable. The Carve-out Combined Financial Statements do not purport to represent what the results of operations would have been, or accurately reflect its assets and liabilities, had the entire EDT business and activities of EDT been a legal sub-group for each of the years being reported on, or for future years. Had EDT operated as an independent stand-alone entity, its results could have differed significantly from those presented in the Carve-out Combined Financial Statements.

As EDT did not constitute a legal sub-group at each of the dates being reported on, historically, no consolidated financial statements of EDT were prepared at the reporting dates. However, EDT has historically operated as part of Elan and within the Elan infrastructure and has been included as a separate operating segment in the segment reporting of Elan in the consolidated financial statements of Elan for each of the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008.

The Carve-out Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), by aggregating financial

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

information from the consolidation reporting packages of relevant subsidiaries of Elan focused entirely on EDT activities. Where legal entities have historically had both EDT and non-EDT activities, the statement of operations, asset and liability balances pertaining to EDT activities have been identified and aggregated. Intra group transactions and balances between the EDT entities have been eliminated.

As a separate operating segment within Elan, EDT has certain of its own management and administrative functions. However, Elan provides certain central services including, but not limited to:

•	Accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services;

•	Employee benefit administration, including equity award and pension services; and

•	Cash and treasury management.

Central services costs for the fiscal year ended December 31, 2010 amounted to $17.4 million (2009: $16.8 million; 2008: $16.9 million). These costs have been allocated to EDT based on estimated usage of the resources by EDT for the purposes of preparing the Carve-out Combined Financial Statements. The estimated usage of the central service resources by EDT has been determined by estimating EDT’s portion of the most appropriate driver of each category of central service costs including headcount, labor hours and utilization of office space. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if EDT had been operated on a stand-alone basis.

Certain EDT employees participate in the equity award plans of Elan. The share-based payment compensation expense recognized in these Carve-out Combined Financial Statements is based on the expense attributable to EDT employees participating in the Elan equity award plans.

Elan funds the pension entitlements of certain of its employees, including employees of EDT, through two defined benefit plans and a number of defined contribution plans. The amounts allocated in the Carve-out Combined Financial Statements for the defined benefit plans were determined based on the projected benefit obligation, or underlying membership data for the service cost amounts, relating to members of the plans that are EDT employees. Defined benefit pension plan assets and liabilities are included in the calculation of the net funding transfer to Elan that is recorded in invested equity. The costs of the defined contribution plans in respect of EDT employees are expensed in the Carve-out Combined Financial Statements in the periods they are incurred.

Elan uses a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, debt and liquid resources maintained at the Elan group level are not included in the accompanying Carve-out Combined Financial Statements. Liquid resources are defined as the total of cash and cash equivalents, current restricted cash and current investment securities. EDT has historically financed its operating and capital resource requirements through cash flows from operations, with funding transferred between EDT and Elan as part of the Elan group’s cash and treasury management strategy.

The invested equity balance in the Carve-out Combined Financial Statements of EDT constitutes Elan’s investment in EDT and represents the excess of total assets over total liabilities, including the netting of intercompany funding balances between EDT and Elan. Invested equity in EDT includes the results of EDT’s operations, contributions from Elan in the form of share-based compensation to EDT employees less net transfers of intercompany funding from EDT to Elan.

The tax amounts in the Carve-out Combined Financial Statements have been calculated as if the business were a separate taxable entity and consistent with the asset and liability method prescribed in ASC 740 “Income Taxes”, (ASC 740). Current tax liabilities and receivables (other than amounts actually paid by or

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

refunded to EDT) are included in the calculation of the net funding transfer to Elan that is recorded in invested equity.

The Carve-out Combined Financial Statements of EDT are presented in U.S. dollars ($), which is the functional currency of EDT, and have been prepared on a going concern basis.

(b)	Use of estimates

The preparation of the Carve-out Combined Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates are used in determining items such as the carrying amounts of intangible assets and property, plant and equipment, revenue recognition and the fair value of share-based compensation, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

(c)	Accounts receivable

Accounts receivable are initially recognized at fair value, which represents the invoiced amounts, less adjustments for estimated revenue deductions such as sales discounts and allowances. An allowance for doubtful accounts is established based upon the difference between the recognized value and the estimated net collectible amount with the estimated loss recognized within operating expenses in the Carve-out Combined Statement of Operations. When an account receivable balance becomes uncollectible, it is written off against the allowance for doubtful accounts.

(d)	Inventory

Inventory is valued at the lower of cost or market value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts. In the case of work-in-progress and finished goods, costs include direct labor, material costs and attributable overheads, based on normal operating capacity.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Buildings	15-40 years
Plant and equipment	3-10 years
Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

Where events or circumstances indicate that the carrying amount of a property, plant and equipment may not be recoverable, EDT compares the carrying amount of the asset to its fair value. The carrying amount of the asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. In such event, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value.

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

(f)	Leasing

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (a capital lease) are capitalized. Amounts payable under such leases, net of finance charges, are shown as current or non-current as appropriate. An asset acquired through capital lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses, and is included in property, plant and equipment. Finance charges on capital leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases that are not capital leases are considered operating leases. Rentals on operating leases are charged to expense on a straight-line basis over the period of the lease.

(g)	Property, plant and equipment, goodwill and other intangible assets and impairment

Goodwill is not amortized, but is instead tested for impairment at least annually.

Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, EDT compares undiscounted cash flows expected to be generated by an asset to the carrying amount of the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. EDT determines fair value using the income approach based on the present value of expected cash flows. Our cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors.

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step test and is performed at the reporting-unit level. EDT constitutes a single reporting unit. Under the first step, EDT compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any.

The second step of the goodwill impairment test compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of the reporting unit to individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, EDT determines the fair values of the reporting unit using the income approach, based on the present value of expected cash flows. EDT completed the annual goodwill impairment test on September 30 of each year and the result of our tests did not indicate any impairment in 2010 or 2009.

(h)	Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. EDT uses derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, that has an initial net investment

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. EDT does not enter into derivative financial instruments for trading or speculative purposes.

EDT’s accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecasted transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criteria for designating a derivative as a hedge include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, EDT reports the gain or loss from the effective portion of the hedge as a component of equity and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, EDT recognizes gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Carve-out Combined Statement of Operations. The carrying amount of derivative financial instruments is reported within current assets or other current liabilities.

We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2010, 2009 or 2008. During 2010, EDT entered into forward foreign exchange contracts that required us to sell U.S. dollars for Euro and sell Euro for U.S. dollars. These forward contracts, which did not qualify for hedge accounting, expired during 2010 and resulted in a net loss of $0.1 million. EDT did not enter into any forward contracts during 2009 or 2008.

(i)	Revenue

EDT recognizes revenue from the sale of its products, royalties earned and contract arrangements. EDT’s revenues are classified into two categories: product revenue and contract revenue.

Product Revenue — Product revenue includes: (i) manufacturing fees and (ii) royalties. EDT recognizes product revenue when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

(i) EDT earns royalties on partners’ sales of its products or third-party products that incorporate EDT’s technologies. Royalties are recognized as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

(ii) EDT receives manufacturing fees for products that EDT manufactures on behalf of other third-party customers.

Contract Revenue — Contract revenue arises from contracts to perform research and development (R&D) services on behalf of clients, or from technology licensing. Contract revenue is recognized when earned and non-refundable, and when EDT has no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities EDT performs on behalf of third parties. EDT’s revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration EDT receives is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Up-front fees received by us are deferred and amortized when there is a significant continuing involvement by us (such as an ongoing product manufacturing contract or joint development activities) after an asset disposal. EDT defers and amortizes up-front license fees to income over the “performance period” as applicable. The performance period is the period over which EDT expects to provide services to the licensee as determined by the contract provisions.

Accounting for milestone payments depends on the facts and circumstances of each contract. EDT applies the substantive milestone method in accounting for milestone payments. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing necessary to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If EDT determines the substantive milestone method is not appropriate, then EDT applies the proportional performance method to the relevant contracts. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

(j)	Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $0.7 million in 2010 (2009: $0.3 million; 2008: $0.2 million).

(k)	Research and development

R&D costs are expensed as incurred. Costs to acquire intellectual property, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(l)	Taxation

The operations of the EDT business have historically been included in the Elan group and taxes of the business were calculated on the basis of been part of the Elan group.

Income taxes reflected in these financial statements have been calculated as if the business were a separate taxable group and consistent with the asset and liability method prescribed by ASC 740. Current tax liabilities and receivables (other than amounts actually paid by or refunded to EDT) are included in the calculation of the net funding transfer to Elan that is recorded in invested equity.

Deferred tax assets (DTAs) and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates projected to be in effect for the year in which the differences are expected to reverse. DTAs are recognized for the expected future tax consequences, for all deductible temporary differences and operating loss carryforwards. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income.

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

Significant estimates are required in determining EDT’s provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favorable or unfavorable effects on EDT’s future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. EDT accounts for interest and penalties related to unrecognized tax benefits in income tax expense.

(m)	Foreign exchange transactions

The functional and reporting currency of EDT is U.S. dollars. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at subsequent balance sheet dates, and the resulting gains and losses are recognized in the Carve-out Combined Statement of Operations and, where material, separately disclosed.

(n)	Share-based compensation

Elan sponsors certain equity award plans in which certain employees of EDT participate. The share-based payment expense funded by Elan represents share-based compensation expenses, allocated to EDT, based on actual EDT employees participating in the Elan plans.

Share-based compensation expense for equity-settled awards made to EDT employees is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to Elan’s employee equity purchase plans (EEPPs).

Share-based compensation cost for stock options awarded to EDT employees and common stock issued to EDT employees under Elan’s EEPPs is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. Share-based compensation cost for RSUs awarded to EDT employees measured based on the closing fair market value of Elan’s common stock on the date of grant. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Estimating the fair value of share-based awards as of the grant or vest date using an option-pricing model, such as the binomial model, is affected by Elan’s share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors.

(o)	Pensions and other employee benefit plans

Elan has two defined benefit pension plans covering eligible employees based in Ireland, which provide benefits to employees and former employees of Elan. These plans were closed to new entrants from March 31, 2009. The amounts allocated to and recognized in the Carve-out Combined Financial Statements were determined based on the projected benefit obligation, or underlying membership data for the service costs amounts, relating to members of the plans who are EDT employees.

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The defined benefit pension plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a qualified professional actuary. Two significant assumptions, the discount rate and the expected rate of return on plan assets, are important elements of the expense and/or liability measurement. These assumptions are evaluated at least annually, with the assistance of an actuary. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. A December 31 measurement date is used and all plan assets and liabilities are reported as of that date. The cost or benefit of plan changes, which increase or decrease benefits for prior employee service, is included in expense on a straight-line basis over the period the employee is expected to receive the benefits.

Actuarial gains and losses are recognized using the corridor method. Under the corridor method, to the extent that any cumulative unrecognized net actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognized over the expected average remaining working lives of the plan participants. Otherwise, the net actuarial gain or loss is not recognized.

EDT’s portion of the funded status of benefit plans is recognized in the Carve-out Combined Balance Sheet. In addition, EDT recognizes in other comprehensive income or loss its portion of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic pension cost of the period. Defined benefit pension plan assets and liabilities are included in the calculation of the net funding transfer to Elan that is recorded in invested equity.

Elan has a number of defined contribution plans and the costs relating to EDT employees in these plans are expensed as incurred.

(p)	Contingencies

We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. EDT records accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, EDT estimates the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, EDT accrues the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued.

3.	Revenue

The composition of revenue for the years ended December 31 was as follows (in thousands):

	2010	2009	2008

Product revenue	$261,420	$257,199	$281,557
Contract revenue	12,699	18,687	20,004

Total revenue	$274,119	$275,886	$301,561

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

Product revenue at December 31 can be further analyzed as follows (in thousands):

	2010	2009	2008

Manufacturing revenue (includes royalties on manufactured products):
Ampyra	$56,781	$17	$—
Focalin XR/Ritalin LA	32,998	32,617	33,468
Verelan	21,824	22,085	24,601
Naprelan	12,615	15,955	11,083
Avinza	12,027	12,624	13,388
Diltiazem	7,617	7,504	13,674
Zanaflex	5,944	11,559	12,741
Rapamune	5,940	6,600	4,960
Luvox CR	3,955	2,584	7,450
Cymbalta	2,778	14,367	13,360
Other	7,555	9,542	15,825

Total manufacturing revenue	170,034	135,454	150,550

Royalty revenue:
TriCor 145	54,459	61,635	67,697
Skelaxin	5,930	34,901	39,709
Megace ES	8,207	8,959	9,791
Invega Sustenna	7,656	1,667	—
Emend	8,347	7,939	7,070
Other	6,787	6,644	6,740

Total royalty revenue	91,386	121,745	131,007

Total product revenue	$261,420	$257,199	$281,557

Contract revenue at December 31 can be further analyzed as follows (in thousands):

	2010	2009	2008

Research revenue	$8,249	$8,203	$17,904
Milestone payments	4,450	10,484	2,100

Total contract revenue	$12,699	$18,687	$20,004

In 2010, manufacturing and royalty revenue recorded for Ampyra was $56.8 million and principally reflects shipments to Acorda to satisfy Acorda’s initial stock requirements for the U.S. launch of the product as well as build-up of safety stock supply, and patient demand. EDT records revenue upon shipment of Ampyra to Acorda, as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers.

4.	Segment, Geographical and Major Customers Information

At December 31, 2010, December 31, 2009 and December 31, 2008 EDT’s chief operating decision maker (CODM) was identified as Mr. Shane Cooke, Head of EDT. EDT has a single reporting segment and operating unit structure and the CODM evaluates its performance from this perspective based on operating income and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2010, 2009 and 2008, EDT’s revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at December 31, 2010 and 2009.

Revenue by region (by destination of customers) (in thousands):

	2010	2009	2008

United States	$186,447	$170,782	$169,728
Ireland	56,096	65,835	71,550
Rest of world	31,576	39,269	60,283

Total revenue	$274,119	$275,886	$301,561

Total assets by region (in thousands):

	2010	2009

Ireland	$283,054	$295,768
United States	60,776	72,457
Rest of world	935	824

Total assets	$344,765	$369,049

Property, plant and equipment by region (in thousands):

	2010	2009

Ireland	$159,818	$162,515
United States	43,597	46,194

Total property, plant and equipment	$203,415	$208,709

Goodwill and other intangible assets by region (in thousands):

	2010	2009

Ireland	$53,041	$64,534
United States	297	705

Total goodwill and other intangible assets	$53,338	$65,239

Major customers

The following customers contributed 10% or more of EDT’s total revenue in 2010, 2009 and 2008:

	2010	2009	2008

Acorda	24%	8%	3%
Fournier Pharma Corp	20%	23%	23%
Novartis	12%	12%	10%
King Pharmaceuticals, Inc	5%	15%	16%

No other customer accounted for more than 10% of EDT’s total revenue in 2010, 2009 or 2008.

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

5.	Other Net Charges

We incurred other net charges of $2.3 million in 2010 (2009: $5.7 million, 2008: $Nil) primarily related to severance, restructuring and other costs, arising from the realignment of resources to meet EDT’s business structure. During 2009, EDT incurred severance, restructuring and other costs related to the scheduled completion of a manufacturing contract with an external pharmaceutical company. For additional information in relation to severance, restructuring and other charges, please refer to Note 14.

6.	Net Interest Expense

The net interest (income)/expense for the years ended December 31, is as follows (in thousands):

	2010	2009	2008

Foreign exchange (gain)/loss	$(575)	$1,134	$(293)
Other	—	690	(245)

Net interest (income)/expense	$(575)	$1,824	$(538)

7.	Income Taxes

Income taxes reflected in these financial statements have been calculated as if the business were a separate taxable group and consistent with the asset and liability method prescribed by ASC 740. Current tax liabilities and receivables (other than amounts actually paid or refunded by/or to the business) are transferred to Elan and recorded in invested equity.

The following table sets forth the details of the provision for income taxes for the years ended December 31 (in thousands):

	2010	2009	2008

Irish corporation tax — current	$3,636	$2,800	$231
Irish corporation tax — deferred	$—	$—	$952
Foreign taxes — current	$10,015	$17,858	$25,365
Foreign taxes — deferred	$(1,037)	$224	$(750)

Provision for income taxes	$12,614	$20,882	$25,798

Tax expense/(benefit) reported in invested equity related to equity awards	$490	$509	$(1,567)

The overall tax provision for 2010 was $13.1 million (2009: $21.4 million, 2008: $24.2 million). Of this amount $0.5 million (2009: $0.5 million debit, 2008: $1.6 million credit) has been debited to shareholders’ equity to reflect net shortfalls/(windfalls) related to equity awards. The remaining $12.6 million provision (2009: $20.9 million; 2008: $25.8 million) is allocated to ordinary activities and reflects U.S. Federal and State taxes, Irish corporate taxes, income derived from Irish patents, foreign withholding tax, other taxes at standard rates in the jurisdictions in which EDT operates and a deferred tax benefit of $1.0 million for 2010 (2009: $0.2 million expense; 2008: $0.2 million expense).

Current tax, including Irish corporation tax, U.S. Federal and State taxes, and other foreign taxes, is provided on EDT’s taxable profits, using the tax rates and laws that have been enacted by the balance sheet date.

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The effective tax rate differs from the Irish statutory tax rate of 12.5% as follows (in thousands):

	2010	2009	2008

Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$7,688	$8,658	$10,790
Irish income at rates other than Irish standard rate	(457)	(367)	(8)
Foreign income at rates other than the Irish standard rate	5,619	12,224	16,769
Permanent differences	354	195	459
R&D tax credit	(343)	(330)	(2,491)
Other	(247)	502	279

Provision for income taxes	$12,614	$20,882	$25,798

Effective tax rate	20.5%	30.1%	29.9%

For the years ended December 31, the distribution of income before provision for income taxes by geographical area was as follows (in thousands):

	2010	2009	2008

Ireland	$32,433	$20,266	$22,026
Foreign	29,070	48,996	64,294

Income before provision for income taxes	$61,503	$69,262	$86,320

Deferred Tax

The full potential amounts of deferred tax comprised the following DTAs and deferred tax liabilities at December 31 (in thousands):

	2010	2009

Deferred tax liabilities:
Property, plant and equipment	$(8,775)	$(9,058)

Total deferred tax liabilities	$(8,775)	$(9,058)

Deferred tax assets:
Net operating losses	$19,676	$19,676
Reserves/provisions	1,117	1,330
Share-based compensation expense	3,193	2,891
Other	438	417

Total deferred tax assets	$24,424	$24,314

Valuation allowance	$(15,432)	$(15,586)

Net deferred tax asset/(liability)	$217	$(330)

The valuation allowance recorded against the DTAs as of December 31, 2010 was $15.4 million (2009: $15.6 million) which primarily relates to Irish net operating losses, the recoverability of which is uncertain.

In 2010, EDT recorded a reduction in invested equity of $0.5 million (2009: $0.5 million decrease; 2008: $1.6 million increase) to reflect net tax shortfalls (tax shortfall in 2009; tax benefit in 2008) related to equity awards.

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NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The gross amounts of unused tax loss carryforwards with their expiration dates are as follows (in thousands):

	At December 31, 2010
			U.S.	Rest of
	Ireland	U.S. State	Federal	World	Total

More than five years	$442,331	$—	$—	$—	$442,331

At December 31, 2010, EDT in Ireland had net operating loss carryovers for income tax purposes of $442.3 million. These can be carried forward indefinitely but are subject to the same trade and change of control restrictions. The calculation of DTAs excludes $284.9 million of the net operating losses on the basis that these losses would have been utilized by the business or would not have accrued if the business was a stand-alone group. Notwithstanding that, EDT has disclosed the full net operating loss carryovers of $442.3 million in the above table as these net operating losses are available to transfer with the business.

No taxes have been provided for the unremitted earnings of EDT’s overseas subsidiaries as these are considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $18.4 million at December 31, 2010 (2009: $8.0 million). Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impractical to determine at this time the potential amount of additional tax due upon remittance of such earnings.

We have immaterial unrecognized tax benefits as at December 31, 2010 and 2009. No interest or penalties related to unrecognized tax benefits were accrued. EDT does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Our major taxing jurisdictions include Ireland and the United States. The tax years beginning 2006 remain subject to examination by the respective taxing authorities of each jurisdiction.

The current and deferred tax charges/(benefits) and the related tax disclosures set out above are not necessarily representative of the tax charges/(benefits) that may arise in the future.

8.	Accounts Receivable, Net

Our accounts receivable at December 31 of each year consisted of the following (in thousands):

	2010	2009

Accounts receivable	$60,405	$58,352
Less amounts provided for doubtful accounts	(375)	—

Accounts receivable, net	$60,030	$58,352

Our allowance for doubtful accounts activity during the years ended December 31, consisted of the following (in thousands):

	2010	2009

Balance at January 1	$—	$(429)
Charge in the year	(375)	—
Amounts released	—	429

Balance at December 31	$(375)	$—

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The following customers account for more than 10% of EDT’s accounts receivable at December 31, 2010 and/or 2009:

	2010	2009

Fournier	26%	29%
Acorda	24%	9%
Novartis	11%	7%
King Pharmaceuticals, Inc.	3%	17%

No other customer accounted for more than 10% of EDT’s accounts receivable balance at either December 31, 2010 or 2009.

9.	Inventory

Product inventories at December 31 of each year consisted of the following (in thousands):

	2010	2009

Raw materials	$9,945	$10,750
Work-in-process	6,025	8,096
Finished goods	2,326	7,622

Total inventory	$18,296	$26,468

The replacement cost of inventory did not differ materially from its carrying value at the balance sheet dates. The decrease in inventory balances at December 31, 2010 compared to December 31, 2009 is due to the timing of customer shipments over the year-end period.

In 2010, the expense recognized in respect of write-downs of inventory was $4.9 million (2009: $4.1 million; 2008: $3.0 million).

10.	Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in thousands):

	2010	2009

Prepayments	$2,062	$2,814
Other current assets	1,009	2,093

Total prepaid and other current assets	$3,071	$4,907

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

11.	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	(In thousands)

Cost:
At January 1, 2009	$223,100	$223,470	$446,570
Additions	1,083	7,720	8,803
Disposals	(283)	(3,690)	(3,973)

At December 31, 2009	$223,900	$227,500	$451,400

Additions	4,046	11,092	15,138
Disposals	—	(1,435)	(1,435)
Transfers	1,188	(1,188)	—

At December 31, 2010	$229,134	$235,969	$465,103

Accumulated depreciation and impairment:
At January 1, 2009	$(67,080)	$(157,895)	$(224,975)
Charged in year	(6,232)	(14,679)	(20,911)
Disposals	—	3,195	3,195

At December 31, 2009	$(73,312)	$(169,379)	$(242,691)

Charged in year	(5,873)	(14,496)	(20,369)
Disposals	—	1,372	1,372

At December 31, 2010	$(79,185)	$(182,503)	$(261,688)

Net book value: December 31, 2010	$149,949	$53,466	$203,415

Net book value: December 31, 2009	$150,588	$58,121	$208,709

Property and equipment disposals during 2010 and 2009 were primarily related to the write-off of fully depreciated assets.

The carrying amount of property, plant and equipment included $159.8 million (2009: $162.5 million) at December 31, 2010 relating to the manufacturing facility in Athlone, Ireland. EDT has invested significant resources in EDT’s manufacturing facilities in Ireland to provide it with the capability to manufacture products from EDT’s product development pipeline. To the extent that EDT is not successful in developing these pipeline products or do not acquire products to be manufactured at EDT’s facilities, the carrying amount of these facilities may become impaired. At December 31, 2010, EDT’s best estimates of the likely success of development and commercialization of EDT’s pipeline products support the carrying amount of EDT’s manufacturing facilities.

Included in property, plant and equipment are assets under construction of $1.7 million at December 31, 2010 (2009: $0.6 million). For additional information regarding EDT’s capital commitments for the purchase or construction of property, plant and equipment, please refer to Note 19.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The depreciation charge for property, plant and equipment is recognized in the following line items in the Carve-out Combined Statement of Operations (in thousands):

	2010	2009	2008

Cost of sales	$15,682	$15,884	$17,601
Research and development expenses	4,665	5,000	5,580
Selling, general and administrative expenses	22	27	206

Total	$20,369	$20,911	$23,387

12.	Goodwill and Other Intangible Assets

		Other
		Intangible
	Goodwill	Assets	Total
	(In thousands)

Cost:
At January 1, 2009	$49,684	$164,198	$213,882
Additions	—	139	139

At December 31, 2009	$49,684	$164,337	$214,021

Additions	—	284	284

At December 31, 2010	$49,684	$164,621	$214,305

Accumulated amortization:
At January 1, 2009	$—	$(136,532)	$(136,532)
Charged in year	—	(12,250)	(12,250)

At December 31, 2009	$—	$(148,782)	$(148,782)

Charged in year	—	(12,185)	(12,185)

At December 31, 2010	—	(160,967)	(160,967)

Net book value: December 31, 2010	$49,684	$3,654	$53,338

Net book value: December 31, 2009	$49,684	$15,555	$65,239

Other intangible assets at December 31, of each year consist primarily of patents, licenses, intellectual property and computer software as follows (in thousands):

	2010	2009

NanoSystems	$2,470	$2,810
Verelan	—	10,735
Other intangible assets	1,184	2,010

Total other intangible assets	$3,654	$15,555

At December 31, 2010 and 2009, the goodwill balance of $49.7 million relates to the EDT reporting unit. The recoverable amount used in the goodwill impairment testing for the EDT reporting unit is based on value in use calculations. The cash flow projections used are based on the most recent business plans that include EDT’s latest estimates on revenue growth and new business generation for EDT, assuming a constant rate of growth in operating expenses.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

EDT has also assessed R&D risk, commercial risk, EDT’s expected sales and marketing support, EDT’s allocation of resources, the impact of competition, including generic competition, the impact of any reorganization or change of business focus, the level of third-party interest in EDT’s intangible assets and market conditions in estimating the projected cash flows. A terminal value is applied to the year five cash flows, which is consistent with the approach adopted in the prior year. A pre-tax discount rate of 10% (2009: 10%) has been used in discounting the projected cash flows. A sensitivity analysis was performed using a discount rate of 15% and resulted in an excess of recoverable amount over the carrying value of the EDT reporting unit. EDT management believes that any reasonably possible change in any of the key assumptions would not have caused the carrying value of goodwill to exceed the recoverable amount at the balance sheet date.

The weighted-average remaining useful life for other intangible assets at December 31, 2010 was 5.4 years (2009: 2.4 years).

The amortization expense for other intangible assets is recognized in the following line items of the Carve-out Combined Financial Statements (in thousands):

	2010	2009	2008

Cost of sales	$11,654	$11,693	$11,647
Research and development expenses	513	550	874
Selling, general and administrative expenses	18	7	7

Total	$12,185	$12,250	$12,528

As of December 31, 2010, EDT’s expected future amortization expense of current other intangible assets is as follows (in thousands):

Year ending December 31, 2011	$1,193
2012	567
2013	417
2014	388
2015	340
2016 and thereafter	749

Total	$3,654

13.	Other Assets

Non-current other assets at December 31 of each year consisted of the following (in thousands):

	2010	2009

Maintenance spares	$3,541	$3,427
Other receivables	1,289	—
Other	230	200

Total other assets	$5,060	$3,627

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

14.	Accruals and Other Current Liabilities, and Other Long-Term Liabilities

Accruals and other current liabilities at December 31 consisted of the following (in thousands):

	2010	2009

Payroll and related taxes	$13,684	$13,743
Clinical accruals	2,423	—
Trade accruals	1,597	1,276
Legal accruals	967	926
Severance, restructuring and other charges accrual	444	639
Deferred revenue	425	605
Other accruals	4,750	4,451

Total accruals and other current liabilities	$24,290	$21,640

Other long-term liabilities at December 31 consisted of the following (in thousands):

	2010	2009

Unfunded pension liability	$8,152	$5,757
Deferred tax liability	1,338	2,077
Other liabilities	1,685	1,062

Total other long-term liabilities	$11,175	$8,896

Severance, restructuring and other charges accrual

The following table provides a rollforward of the severance, restructuring and other charges accrual (in thousands):

Balance at January 1, 2009	$—
Restructuring and other charges	5,669
Cash payments	(5,030)

Balance at December 31, 2009	$639
Restructuring and other charges	2,300
Cash payments	(2,495)

Balance at December 31, 2010	$444

15.	Pension and Other Employee Benefit Plans

Pension

Elan funds the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from March 31, 2009 and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at December 31, 2010 consisted of units held in independently administered funds.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The amounts allocated to and recognized in the Carve-out Combined Financial Statements were determined based on the projected benefit obligation, or underlying membership data for the service costs amounts, relating to members of the plans that are EDT employees.

The change in projected benefit obligation was (in thousands):

	2010	2009

Projected benefit obligation at January 1	$31,188	$25,816
Service cost	2,182	1,869
Interest cost	1,662	1,318
Plan participants’ contributions	694	773
Actuarial loss/(gain)	6,710	1,341
Benefits paid and other disbursements	(465)	(631)
Foreign currency exchange rate changes	(2,073)	702

Projected benefit obligation at December 31	$39,898	$31,188

The changes in plan assets at December 31 were (in thousands):

	2010	2009

Fair value of plan assets at beginning of year	$25,431	$20,444
Actual gain/(loss) on plan assets	6,584	3,198
Employer contribution	1,224	1,203
Plan participants’ contributions	694	773
Benefits paid and other disbursements	(465)	(631)
Foreign currency exchange rate changes	(1,722)	444

Fair value of plan assets at end of year	$31,746	$25,431

Unfunded status at end of year	$(8,152)	$(5,757)
Unamortized net actuarial loss in invested equity	13,453	10,174
Unamortized prior service cost in invested equity	225	258

Net amount recognized	$5,526	$4,675

Amounts recognized in the Carve-out Combined Balance Sheet at December 31 (in thousands):

	2010	2009

Unfunded status — non-current liability	$(8,152)	$(5,757)
Invested equity	13,678	10,432

Net amount recognized	$5,526	$4,675

The net periodic pension cost was comprised of the following (in thousands):

	2010	2009	2008

Service cost	$2,182	$1,869	$2,727
Interest cost	1,662	1,318	1,480
Expected return on plan assets	(1,980)	(1,256)	(2,138)
Amortization of net actuarial loss	489	489	47

Net periodic pension cost	$2,353	$2,420	$2,116

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The weighted-average assumptions used to determine net periodic pension cost and benefit obligation at December 31 were:

	2010	2009

Discount rate	4.7%	5.0%
Expected return on plan assets	6.2%	7.1%
Rate of compensation increase	3.5%	3.6%

The discount rate of 4.7% at December 31, 2010, was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 4.7% per annum at December 31, 2010, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.39% per annum to retirement age. This approach to post-retirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy in years of a current pensioner retiring at the age of 65:

	2010	2009

Females	23.3	23.2
Males	21.6	21.5

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2010	2009

Females	24.3	24.1
Males	22.5	22.4

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2010	2009

Females	25.2	25.1
Males	23.4	23.2

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

At December 31, 2010, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows (in thousands):

	Increase/	Increase/	Increase/
	(Decrease) in	(Decrease) in	(Decrease) in
	Projected Benefit	Service	Net Periodic
	Obligation	Cost	Pension Cost

Increase of 0.25% in discount rate	$(2,789)	$(237)	$(321)
Decrease of 0.25% in discount rate	3,038	261	346
Increase of 0.25% in salary and inflation rates	2,859	250	412
Decrease of 0.25% in salary and inflation rates	(2,655)	(250)	(380)
Increase of one year in life expectancy	1,071	80	143
Decrease of one year in life expectancy	(1,071)	(80)	(143)
Increase of 0.25% in pension increase assumption	1,026	75	137
Decrease of 0.25% in pension increase assumption	(1,026)	(75)	(137)

The weighted-average asset allocations at December 31 of each year by asset category were:

	2010	2009

Equities	60.2%	71.9%
Bonds	20.7%	17.9%
Property	0.9%	1.1%
Cash	—	—
Absolute return fund	18.2%	9.1%

Total	100.0%	100.0%

The investment mix of the pension plans’ assets is biased towards equities, with a diversified domestic and international portfolio of shares listed and traded on recognized exchanges.

The long-term asset allocation ranges of the trusts are as follows:

Equities	60	%-80%
Bonds	10	%-40%
Property	0	%-10%
Other	0	%-10%

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balances of the assets are allocated to performance-seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•	Interest rate risk — the risk that changes in interest rates result in a change in value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•	Inflation risk — the risk that the inflation-linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ to investments with returns that are expected to exceed inflation.

•	Market risk — the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

•	Manager risk — the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•	Cash flow risk — the risk that the cash flow needs of the plan requires a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

As of December 31, 2010, the expected long-term rate of return on assets of 6.2% (2009: 7.1%) was calculated based on the assumptions of the following returns for each asset class:

	2010	2009

Equities	7.3%	8.0%
Property	6.3%	7.0%
Bonds	3.8%	4.3%
Cash	2.1%	2.3%
Absolute return fund	5.5%	5.6%

As of December 31, 2010, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2009: 3.8%).

As of December 31, 2010, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2009: 2.8%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

The following table sets forth the fair value of the pension plan assets, as of December 31, 2010 (in thousands):

	Quoted Prices	Other
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Equities	$19,111	$—	$—	$19,111
Bonds	6,542	—	—	6,542
Property	—	—	286	286
Absolute return fund	5,807	—	—	5,807

Total	$31,460	$—	$286	$31,746

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a summary of the changes in the fair value of the Level 3 pension plan assets, which were measured at fair value on a recurring basis for the year ended December 31, 2010 (in thousands).

Total

Beginning balance at January 1, 2010	$286
Unrealized loss on property assets	—

Ending balance at December 31, 2010	$286

All properties in the fund are valued by independent valuers in accordance with the Royal Institute of Chartered Surveyors Valuation Standards by forecasting the returns of the market at regular intervals. These forecasts have regard to the output from a proprietary quantitative model, the inputs to which include gross national product growth, interest rates and inflation.

EDT’s allocated portion of the total accumulated benefit obligation for the defined benefit pension plans was $33.7 million at December 31, 2010 (2009: $28.2 million).

At December 31, 2010, EDT’s allocated portion of the estimated future benefit payments to be paid in respect of the plans for the period of 2011-2015 are approximately $0.4 million. EDT’s allocated portion of the estimated future benefit payments to be paid in the period of 2016-2020 is approximately $1.4 million.

The expected benefits to be paid are based on the same assumptions used to measure EDT’s benefit obligation at December 31, 2010, including the expected future employee service.

During 2011, EDT expects to recognize $0.6 million of the unamortized net actuarial loss and less than $0.1 million of the unamortized prior service cost that is included in invested equity at December 31, 2010.

Defined Contribution Retirement Plans

Elan operates a number of defined contribution retirement plans. The costs of these plans related to EDT employees are expensed in the period they are incurred. For 2010, total expense related to the defined contribution plans in respect of EDT employees recognized in the Carve-out Combined Statement of Operations was $1.5 million (2009: $1.3 million; 2008: $0.7 million).

Employee Savings and Retirement Plan 401(k)

Elan maintains a 401(k) retirement savings plan for employees based in the United States, including EDT employees. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to January 1, 2010, participants could contribute up to 100% of their annual compensation), limited by the maximum amount allowed by the IRC. Elan matches 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. The matching contributions are vested immediately. For 2010, EDT recorded $1.2 million (2009: $1.2 million; 2008: $0.7 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

Elan operates a defined contribution plan for employees based in Ireland, including EDT employees, who joined Elan on or after April 1, 2009. Under the plan, Elan will match up to 15% of each participating employee’s annual eligible income on a monthly basis. For 2010, EDT recorded $0.3 million (2009: $0.1 million; 2008: $Nil) of expense in connection with the matching contributions under the Irish defined contribution plans.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

16.	Share-based Compensation

Elan has an equity award program which provides for the issuance of share options, restricted stock units and other equity awards. Elan’s equity award program is a long-term retention program that is intended to attract, retain and motivate its employees, directors and consultants, and to align the interests of these parties with those of its shareholders. Elan considers the equity award program critical to its operation and productivity. Equity awards made by Elan to certain EDT employees are settled through the issuance of new shares and are recognized in the Carve-out Combined Financial Statements as equity settled share-based compensation.

Stock Options

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

The following table summarizes the number of options outstanding as of December 31 that were held by EDT employees (in thousands):

	2010	2009

1996 Plan	633	644
1998 Plan	215	224
1999 Plan	713	1,186
2006 Long Term Incentive Plan	1,400	873

Total	2,961	2,927

Certain EDT employees received stock options from Elan and the total outstanding, vested and expected to vest, and exercisable that are held by EDT employees are summarized as follows:

			Weighted Average	Aggregate
			Remaining	Intrinsic
	No. of Options	WAEP(1)	Contractual Life	Value
	(In thousands)		(In years)	(In thousands)

Outstanding at December 31, 2008	3,253	$23.55
Exercised	(11)	2.40
Granted	377	7.70
Forfeited	(15)	12.42
Expired	(275)	32.29
Transfers	(402)	25.41

Outstanding at December 31, 2009	2,927	$20.58
Exercised	(24)	2.44
Granted	341	6.85
Forfeited	(7)	7.57
Expired	(480)	38.63
Transfers	204	16.03

Outstanding at December 31, 2010	2,961	$15.94	5.1	$906

Vested and expected to vest at December 31, 2010	2,897	$16.12	5.0	$902

Exercisable at December 31, 2010	2,004	$19.07	3.6	$886

(1)	Weighted-average exercise price

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Elan’s closing stock price on the last trading day of 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the EDT option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of Elan’s stock. The total intrinsic value of options exercised in 2010 was $0.1 million (2009: $0.1 million; 2008: $15.7 million). The total fair value expensed over the vesting terms of options that became fully vested in 2010 was $2.1 million (2009: $2.0 million; 2008: $3.6 million).

At December 31, 2010, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)

$ 1.93 — $10.00	1,368	6.2	$6.38	603	3.3	$5.17
$10.01 — $25.00	1,106	4.9	15.70	959	4.6	15.76
$25.01 — $40.00	170	5.6	25.39	125	5.0	25.52
$40.01 — $58.60	317	0.4	52.91	317	0.4	52.87

$ 1.93 — $58.60	2,961	5.1	$15.94	2,004	3.6	$19.07

Equity-settled share-based payments made to EDT employees have been recognized in the Carve-out Combined Financial Statements based on the fair value of the awards measured at the date of grant. The graded-vesting attribution method is used for recognizing share-based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards.

The fair value of stock options is calculated using a binomial option-pricing model and the fair value of options issued under the EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of Elan’s stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under the EEPPs have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for the EEPPs. The amount recognized as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

The implied volatility for traded options on Elan’s stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the stock option awards. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognized in the Carve-out Combined Financial Statements is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and estimated future turnover.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The estimated weighted-average grant date fair values of the individual options granted during the years ended December 31, 2010, 2009 and 2008 were $3.86, $5.45 and $12.29, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2010	2009	2008

Risk-free interest rate	2.02%	1.46%	2.97%
Expected volatility	67.1%	95.6%	71.9%
Expected dividend yield	—	—	—
Expected life(1)	—	—	—

(1)	The expected lives of options granted in 2010, as derived from the output of the binomial model, ranged from 4.9 years to 7.5 years (2009: 4.5 years to 7.1 years; 2008: 4.5 years to 7.3 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

Elan grants RSUs to certain employees, including employees of EDT. The RSUs generally vest between one and three years from the grant date, and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received by EDT in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date for employees of EDT. The total fair value expensed over the vesting terms of RSUs that became fully vested in 2010 was $2.9 million (2009: $3.0 million; 2008: $2.9 million).

The non-vested RSUs are summarized as follows (in thousands, except fair value amounts):

		Weighted-Average
		Grant Date Fair
	No. of RSUs	Value

Non-vested at December 31, 2008	702	$19.27
Granted	336	7.75
Vested	(209)	18.12
Forfeited	(41)	15.58
Transfers	(94)	19.10

Non-vested at December 31, 2009	694	$16.44
Granted	548	7.05
Vested	(184)	18.45
Forfeited	(28)	11.00
Transfers	22	14.84

Non-vested at December 31, 2010	1,052	$9.88

Employee Equity Purchase Plans

Elan operates an EEPP for eligible employees, including EDT employees, based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan is a qualified plan under Sections 421 and 423 of the IRC and allows eligible EDT employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

period (changed from 1,000 shares per three-month offering period, beginning January 1, 2010); and subject to certain IRC restrictions.

The Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004 (the Sharesave Plans) were for eligible employees based in Ireland and the United Kingdom, respectively. The Sharesave Plans allowed eligible employees to purchase ordinary shares at no lower than 85% of the fair market value at the start of a 36-month saving period. No options are currently outstanding under the Sharesave Plans.

The options issued under the Sharesave Plans were granted in 2005 and the estimated fair values of the options were expensed over the 36-month saving period from the grant date. The fair value per option granted under the Sharesave Plans in 2005 was $11.68. A total of 66,408 shares were issued under the U.S. Purchase Plan for the 2010 offering period (2009: 61,800 shares; 2008; 29,043 shares) and no shares were issued under the Sharesave Plan during 2010 (2009: Nil; 2008: 22,508 shares). The weighted-average fair value of options granted under the U.S. Purchase Plan during the year ended December 31, 2010 was $1.86 (2009: $2.06; 2008: $6.69). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the U.S. Purchase Plan in the years ended December 31, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2010	2009	2008

Weighted-average share price	$5.65	$6.61	$23.27
Weighted-average exercise price	$4.80	$5.62	$18.93
Expected volatility(1)	64.0%	82.7%	74.6%
Expected life	6 months	3 months	3 months
Expected dividend yield	—	—	—
Risk-free interest rate	0.21%	0.15%	1.52%

(1)	The expected volatility was determined based on the implied volatility of traded options on Elan’s stock.

Share-based Compensation Expense

The total net expense of $7.9 million relating to equity-settled share-based compensation for EDT employees has been recognized in the following line items in the Carve-out Combined Financial Statements (in thousands):

	2010	2009	2008

Cost of sales	$1,474	$1,592	$1,993
Selling, general and administrative expenses	4,550	4,134	6,079
Research and development expenses	1,905	1,450	1,793

Total	$7,929	$7,176	$9,865

Share-based compensation arose under the following awards (in thousands):

	2010	2009	2008

RSUs	$5,828	$4,857	$6,108
Stock options	1,978	2,134	3,526
Employee equity purchase plans	123	185	231

Total	$7,929	$7,176	$9,865

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

The total equity-settled share-based compensation expense for EDT related to unvested awards not yet recognized, adjusted for estimated forfeitures, is $3.6 million at December 31, 2010. This expense is expected to be recognized over a weighted-average of 0.9 years.

The cash proceeds from share-based compensation stock issuances received by Elan from EDT employees in 2010 was $0.3 million (2009: $0.3 million; 2008: $21.1 million).

17.	Fair Value Measurements

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale.

As of December 31, 2010, EDT did not hold any financial assets or financial liabilities that are recognized at fair value in the financial statements on a recurring or non-recurring basis (2009: $Nil).

18.	Leases

Operating Leases

EDT recorded an expense under operating leases for premises of $2.3 million for the twelve months ended December 31, 2010 (2009: $2.1 million; 2008: $2.1 million).

As of December 31, 2010, EDT’s future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in thousands):

Due in:
2011	$1,931
2012	1,950
2013	1,995
2014	1,838
2015	1,893
2016 and thereafter	7,684

Total	$17,291

Capital Leases

No assets were held under finance leases as at December 31, 2010 (2009: $Nil).

19.	Commitments and Contingencies

As of December 31, 2010, the Elan directors had authorized capital commitments for the purchase of property, plant and equipment by EDT of $5.3 million (2009: $8.0 million) as follows (in thousands):

	2010	2009

Contracted for	$3,124	$4,007
Not-contracted for	2,176	3,995

Total	$5,300	$8,002

20.	Litigation

EDT is involved in certain legal and administrative proceedings that could have a material adverse effect on us.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

Paragraph IV Litigation

EDT and/or EDT’s product partners are involved in various so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so, they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the New Drug Application (NDA) held with respect to the innovator drug. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protecting the innovator drug are listed in the “Orange Book”, the ANDA applicant must write to the holder of the NDA for the innovator drug and the patent holder (to the extent that the Orange Book-listed patents are not owned by the holder of the NDA for the innovator drug) certifying that their product either does not infringe the innovator’s and patent holder’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if they do so, the U.S. Food and Drug Administration (FDA) may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favor.

EDT is involved in a number of Paragraph IV suits in respect of six different products (TriCor 145, Avinza, Focalin XR, Zanaflex, Rapamune and Luvox CR) either as plaintiff or as an interested party (where the suit is being brought in the name of one of EDT’s partners). If EDT is unsuccessful in these and other similar suits, EDT’s or its partners’ products may be subject to generic competition, and EDT’s manufacturing revenue and royalties could be materially and adversely affected.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioSciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal technology to Abraxane. EDT was awarded $55.2 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, EDT entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, EDT received $78.0 million in full and final settlement, which is recognized as a gain in 2011. No continuing royalties will be received by us in respect of Abraxane.

21.	Related Parties

All intra group transactions within EDT have been eliminated in the Financial Statements and are not disclosed.

As previously discussed in Note 2(a), EDT has certain related party relationships with non-EDT subsidiaries of Elan, primarily the provision of central services by Elan to EDT and the provision by EDT of certain R&D services to Elan.

Elan provides certain central services to EDT including, but not limited to:

•	Accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services;

•	Employee benefit administration, including equity award and pension services; and

•	Cash and treasury management.

Elan Drug Technologies

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS — (Continued)

Certain central services costs have been allocated to EDT based on estimated usage of the resources for the purposes of preparing the Financial Statements. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if EDT had been operated on a stand-alone basis. The amount recorded in the Carve-out Combined Statement of Operations in respect of such services in the year ended December 31 2010 was $17.4 million (2009: $16.8 million; 2008: $16.9 million).

22.	Subsequent Events

In May 2011, Alkermes, Inc and Elan Corporation, plc announced the execution of a definitive agreement under which Alkermes will merge with EDT in a cash and stock transaction valued at approximately $960 million at the time of the announcement. Alkermes and EDT will be combined under a new holding company incorporated in Ireland. This newly created company will be named Alkermes plc. The transaction is subject to approval by Alkermes’ shareholders and the satisfaction of customary closing conditions and regulatory approvals, including antitrust approvals in the United States. The transaction is expected to close during the second half of 2011.

In January 2011, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a negative opinion, recommending against approval of Fampyra. Biogen Idec Inc. (Acorda’s sub-licensee) — appealed this opinion and requested a re-examination of the decision of the CHMP. In May 2011, the CHMP of the EMA recommended conditional marketing authorization of Fampyra. In May 2011, Fampyra was approved for use in Australia by the Australian Therapeutic Goods Administration. Biogen Idec also received a Notice of Deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility.

In February 2011, EDT entered into an agreement with Abraxis to settle litigation in relation to the application of EDT’s NanoCrystal technology to Abraxane. As part of the settlement agreement with Abraxis, EDT received $78.0 million in March 2011 in full and final settlement, which is recognized as a gain in 2011. EDT will not receive future royalties in respect of Abraxane.

In March 2011, EDT’s partner, Janssen Pharmaceutica N.V., announced the approval of Xeplion, a once monthly atypical antipsychotic injection, by the European Commission. This is the first European approval of an injectable product using EDT’s NanoCrystal technology. Other regulatory advances included approvals for new strengths for Focalin XR (25mg and 35mg) in the United States, and Morphelan filed in the European Union by Elan.

In May 2011, EDT entered into an agreement with Alcon to settle litigation in relation to the application of EDT’s NanoCrystal technology. As part of the settlement agreement with Alcon, EDT received $6.5 million in May 2011 in full and final settlement, which is recognized as a gain in 2011.

In the second quarter of 2011, Elan decided to close its King of Prussia, Pennsylvania site, which is part of EDT. It is expected that the closure will take place in the second half of 2011.

ANNEXES

Annexes

Annex A	Business Combination Agreement and Plan of Merger
Annex B	Opinion of Morgan Stanley & Co. Incorporated
Annex C	Form of Shareholder’s Agreement
Annex D	Form of Amended and Restated Articles of Incorporation of Alkermes
Annex E	Form of Memorandum and Articles of Association of New Alkermes

ANNEX A

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ELAN CORPORATION, PLC,
ANTLER SCIENCE TWO LIMITED,
ELAN SCIENCE FOUR LIMITED,
EDT PHARMA HOLDINGS LIMITED,
EDT US HOLDCO INC.,
ANTLER ACQUISITION CORP.,
AND
ALKERMES, INC.
DATED AS OF MAY 9, 2011

A-i

A-ii

A-iii

Page

Section 11.5.	Notices	A-76
Section 11.6.	Successors and Assigns	A-77
Section 11.7.	Headings; Definitions	A-77
Section 11.8.	Amendments and Waivers	A-77
Section 11.9.	Severability	A-77
Section 11.10.	Specific Performance	A-77

Exhibits

Exhibit A — Form of New Alkermes Shareholder’s Agreement

A-iv

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

THIS BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of May 9, 2011, is by and among Elan Corporation, plc, a public limited company incorporated in Ireland (registered number 30356) whose registered address is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (“Elan”), Antler Science Two Limited, a private limited company incorporated in Ireland (registered number 498284) whose registered address is 25/28 North Wall Quay, Dublin 1, Ireland and which, immediately prior to the Closing, shall be a wholly owned indirect subsidiary of Elan (“New Alkermes”), Elan Science Four Limited, a private limited company incorporated in Ireland (registered number 476691) whose registered address is Monksland, Athlone Co., Westmeath, Ireland, and which, immediately prior to the Closing, shall be a wholly owned direct subsidiary of New Alkermes (“Holdco”), EDT Pharma Holdings Limited, a private limited company incorporated in Ireland (registered number 448848) whose registered address is 25/28 North Wall Quay, Dublin 1, Ireland and which, immediately prior to the Closing, shall be a wholly owned direct subsidiary of Holdco (“Interco”), EDT US Holdco Inc., a Delaware corporation which, immediately prior to the Closing, shall be a wholly owned direct subsidiary of Interco (“U.S. Holdco”), Antler Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of U.S. Holdco (“Merger Sub”), and Alkermes, Inc., a Pennsylvania corporation (“Alkermes”). Elan, New Alkermes, Holdco, Interco, U.S. Holdco and Merger Sub, collectively, may be referred to herein as the “Elan Parties” and each of them, individually, as an “Elan Party” and, together with Alkermes, the “Parties” and each and any of them individually a “Party”.

WHEREAS, as of the date hereof, (a) Elan, certain of its Subsidiaries (as defined below) listed on Schedule A hereto (such Subsidiaries and Elan Science Three Limited, the “Transferring Subsidiaries”) and (b) EHI, conduct the Business (as defined below).

WHEREAS, Alkermes and Elan desire to combine the businesses of Alkermes with the Business, upon the terms and subject to the conditions set forth in this Agreement, through (a) effectuation by Elan prior to the Closing (as defined below) of the reorganization described in Steps 1 through 11 of Schedule 1 (such Steps, as modified in accordance with Sections 5.3(a) and 5.18, the “Reorganization”), including the transfer by Elan and a Transferring Subsidiary to U.S. Holdco of 100% of all equity interests in Eagle Holdings as set forth on Schedule 1 and thereby the indirect transfer to U.S. Holdco of 100% of all equity interests in EHI (the equity interests in Eagle Holdings and EHI, collectively, the “Purchased Interests”) as set forth on Schedule 1 and the transfer by Elan and the Transferring Subsidiaries to New Alkermes and one or more of the New Alkermes Group Entities (as specified on Schedule 1) of all of their respective right, title and interest in and to the assets and properties currently primarily used or held for use in the Business, other than the Excluded Assets (as defined below) (collectively, with the Purchased Interests, the “Business Assets”), but including the Additional Assets (as defined below), in each case upon the terms and subject to the conditions set forth in the agreements relating to such transfers to be entered in Agreed Form in connection with the Reorganization (collectively, the “Reorganization Transfers” and such agreements in form and substance reasonably acceptable to Alkermes, collectively, the “Reorganization Transfer Agreements”); (b) the merger (the “Merger”) of Merger Sub (which at such time shall be a wholly owned indirect subsidiary of New Alkermes) with and into Alkermes, with Alkermes as the surviving corporation in the Merger as a wholly owned indirect subsidiary of New Alkermes; and (c) the consummation of the transactions contemplated by the IP Transfer Agreement and the IP Transfer Loan Note (the steps outlined in clauses (a) through (c), including the Reorganization and the Merger being collectively referred to as the “Transactions”);

WHEREAS, as a result of the Merger, the Alkermes Common Stock will be canceled and, at Closing, and in consideration of and in connection therewith, New Alkermes will issue New Alkermes Ordinary Shares to the holders of the shares of Alkermes Common Stock (or their nominees) as more fully described in this Agreement in further consideration of the payment of US$500 million by Merger Sub to New Alkermes and the issue of shares between certain of the New Alkermes Group Entities in the manner set out in Step 12B/C of Schedule 1;

WHEREAS, (a) the respective boards of directors of Alkermes and Merger Sub have each determined that the Transactions and this Agreement are advisable, fair to and in the best interests of their respective shareholders and have approved and adopted this Agreement and the Plan of Merger contained herein (the “Plan of Merger”), (b) U.S. Holdco, as sole shareholder of Merger Sub, has approved and adopted this Agreement and the Plan of Merger and (c) the board of directors of Elan has determined that the Transactions (including the Reorganization) are in the best interest of Elan and has approved and adopted this Agreement and the transactions contemplated herein (including the Reorganization); and

WHEREAS, in connection with the closing of the transactions contemplated by this Agreement, Elan, a Subsidiary of Elan (the “Elan Shareholder”), and New Alkermes will enter into a Shareholder’s Agreement in the Agreed Form set forth as Exhibit A to this Agreement (the “Shareholder’s Agreement” and, collectively, with the IP Transfer Agreement, the IP Transfer Loan Note, the Transition Services Agreement and the ELN005 Agreement, the “Ancillary Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Certain Definitions

Section 1.1.  Definitions.

(a) As used in this Agreement the following terms and derivations thereof shall have the meanings specified in this Section 1.1:

“Action” shall mean any action, suit, arbitration, hearing, proceeding, investigation or formal inquiry (in each case, whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard before any Governmental Authority.

“Additional Assets” shall mean Building 17 of the Monksland Campus, located at Athlone, County Westmeath, Ireland.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under Common Control with, such first Person, it being understood that (a) Elan and the Continuing Affiliates shall not be considered to be Affiliates of New Alkermes and its Subsidiaries (including the Surviving Corporation) and vice versa after the Effective Time for purposes of Articles VII and IX and Sections 5.3, 5.5 and 5.9 and (b) New Alkermes and the New Alkermes Group Entities shall be considered to be Affiliates of Elan at all times prior to the Effective Time.

“Agreed Adjustments” shall mean certain adjustments to the financial statements of the Business set forth on Schedule 2.

“Agreed Form” shall mean an agreement or other document in the form attached to this Agreement or, if no form is attached, in such form as is reasonably satisfactory to the Parties, unless otherwise provided in this Agreement.

“Alkermes Acquisition Proposal” shall mean any direct or indirect inquiry, proposal, request or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) relating to any Alkermes Alternative Transaction.

“Alkermes Alternative Transaction” shall mean any direct or indirect acquisition or purchase by, or other transfer to, any Person (other than New Alkermes or any of its Subsidiaries) of 50% or more of the Alkermes Common Stock or of Alkermes or the assets of Alkermes, including by way of any merger, business combination, joint venture, reorganization, consolidation, recapitalization, liquidation, dissolution or other extraordinary transaction (other than the Merger).

“Alkermes Common Stock” shall mean the common stock, par value $0.01 per share, of Alkermes and the non-voting common stock, par value $0.01 per share, of Alkermes.

“Alkermes Financial Advisor” shall mean Morgan Stanley & Co. Incorporated.

“Alkermes Material Adverse Effect” means any event, change, occurrence or development that, individually or when taken together with all other events, changes, occurrences or developments, has a material adverse effect on (a) the business, assets, liabilities, operations or condition (financial or otherwise) of Alkermes and its Subsidiaries, taken as a whole, or (b) the ability of Alkermes and its Subsidiaries to perform their material obligations under this Agreement and any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby; provided, that any such effect shall, to the extent resulting from the following, be disregarded, in the case of clause (a) only, in determining whether an “Alkermes Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any change in the market price or trading volume of Alkermes Common Stock in and of itself (it being understood that, except as provided in clauses (ii) through (vi), an event, change, occurrence or development causing or contributing to such change may be considered for purposes of determining the occurrence of an “Alkermes Material Adverse Effect”); (ii) any changes in Law (or official interpretations thereof) applicable to Alkermes and its Subsidiaries; (iii) changes in general economic, monetary, market or financial conditions, whether in the United States, Ireland or any other country or international market; (iv) acts of God, calamities, national or international political or social conditions, including the engagement in or escalation by any country or any non-state actor in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to a formal declaration of emergency or war, or the occurrence of any military or terrorist attack; (v) changes in U.S. GAAP, IFRS or other accounting principles applicable to Alkermes and its Subsidiaries; or (vi) any delays in, or rejection of, approval for commercial sale by the FDA, the European Medicines Board or any other applicable Governmental Authority of BYDUREON®; except, in the case of each of the foregoing clauses (ii) through (v) to the extent the same has had or would reasonably be expected to have a disproportionate effect on Alkermes and its Subsidiaries relative to the effect generally on other companies in industries or markets similar to Alkermes and its Subsidiaries.

“Alkermes Rights Agreement” shall mean the rights agreement, dated as of February 7, 2003, as amended, between Alkermes and EquiServe Trust Company, N.A., as Rights Agent.

“Alkermes SEC Reports” shall mean all forms, reports and documents (including all exhibits, schedules and annexes thereto) filed by Alkermes with the SEC since January 1, 2008.

“Alkermes Shareholder Approval” shall mean the approval of the Merger by the shareholders of Alkermes by the Required Alkermes Vote.

“Alkermes Termination Fee” shall mean an amount equal to $25,000,000.

“Audited Financial Statements” shall mean the audited combined financial statements of the Business containing balance sheets as of December 31, 2010, 2009 and 2008, and statements of operations and of cash flows of the Business for each of the fiscal years in the three-year period ended December 31, 2010, in each case prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved and audited in accordance with the standards of the Public Company Accounting Oversight Board (U.S.).

“Beneficially Own” shall mean, with respect to any securities, (i) having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation), (ii) having the right to become the “beneficial owner” of such securities (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, or (iii) having an exercise or conversion privilege or a settlement payment or mechanism with respect to any option, warrant, convertible security, stock appreciation, swap agreement or other security, contract right or derivative position, whether or not currently exercisable, at a price related to the value of the securities for which “beneficial ownership” is being determined or a value determined in whole or part with reference to, or derived in whole or in part from, the value of the securities for which “beneficial ownership” is being determined that increases in value as the value of the securities for which “beneficial ownership” is being determined increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the securities for which “beneficial ownership” is being determined (excluding any interests, rights, options or other securities set forth in Rule 16a-1(c)(1)-(5) or (7) promulgated pursuant to the Exchange Act). The terms “Beneficial Owner” and “Beneficial Ownership” shall have a correlative meaning.

“Books and Records” shall mean all of the books, records, information and data of a Person, including (i) corporate minute books, (ii) books and records relating to employees, the purchase of materials, supplies and services, research and development, manufacture and sale of products and services, advertising, packaging, promotional materials and dealings with customers, (iii) books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customer and counterparty lists, documents, agreements, sales data and information, billing records, manuals, material client, counterparty and supplier correspondence, (iv) historical and archival data (in all cases, in any form or medium, including computerized media) and (v) all other registers or books, including registers of members, required to be maintained under applicable Law.

“Business” shall mean the entire global drug delivery technologies business of Elan and its Affiliates, consisting of researching, developing, licensing, manufacturing, marketing and selling drug delivery technologies or pharmaceutical products incorporating drug delivery technologies and the contract manufacturing of pharmaceutical products.

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which the commercial banks in New York City, New York, United States, or Dublin, Ireland, are authorized or required by Law to remain closed.

“Business Intellectual Property Rights” means all Intellectual Property Rights owned or licensed and used or held for use in the Business.

“Business Material Adverse Effect” means any event, change, occurrence or development that, individually or when taken together with all other events, changes, occurrences or developments, has a material adverse effect on (a) the business, assets, liabilities, operations or condition (financial or otherwise) of the Business, taken as a whole, or (b) the ability of the Elan Entities to perform their material obligations under this Agreement, the Reorganization Transfer Agreements and any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby; provided, that any such effect shall, to the extent resulting from the following, be disregarded, in the case of clause (a) only, in determining whether a “Business Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any changes in Law (or official interpretations thereof) applicable to the Business; (ii) changes in general economic, monetary, market or financial conditions, whether in the United States, Ireland or any other country or international market; (iii) acts of God, calamities, national or international political or social conditions, including the engagement in or escalation by any country or any non-state actor in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to a formal declaration of emergency or war, or the occurrence of any military or terrorist attack; or (iv) changes in U.S. GAAP, IFRS or other accounting principles applicable to the Business; except, in the case of each of the foregoing clauses (i) through (iv) to the extent the same has had or would reasonably be expected to have a disproportionate effect on the Business relative to the effect generally on other companies in industries or markets similar to the Business.

“Certificate of Analysis and Conformity” means the certificate for each batch of Product delivered with such Product and listing the tests performed, the specifications for the manufacture of such Product, and the test results and certifying that such batch of Product was manufactured in accordance with applicable Law, including cGMPs, and production standard operating procedures.

“cGMPs” means current good manufacturing practices as defined in the U.S. Code of Federal Regulations, 21 CFR Part 210 et seq., the European Union Guidelines to Good Manufacturing Practices for Medicinal Products for Human and Veterinary Use (Vol. IV Rules Governing Medicinal Products in

the European Union 2004), and any successor regulatory schemes, as well as any corresponding requirements in other regulatory jurisdictions.

“Closing Adjustment Amount” shall mean the amount, which may be positive or negative, equal to (a) (i) the Modified Working Capital as of the Effective Time, minus (ii) the Target Working Capital, plus (iii) the Net Cash Amount.

“Code” shall mean the Internal Revenue Code of 1986, or any Similar Law.

“Companies Acts” shall mean the Irish Companies Acts 1963 to 2009.

“Competing Business” shall mean any drug delivery technologies business, consisting of researching, developing, licensing, manufacturing, marketing and selling of drug delivery technologies or pharmaceutical products incorporating drug delivery technologies (which are comparable to oral controlled release technologies and bioavailability enhancement platforms, including nanocrystal technology).

“Continuing Affiliate” shall mean any Affiliate of Elan that will continue to be an Affiliate of Elan after the Effective Time.

“Control” (including, with correlative meanings, “Controlled by” and “under Common Control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of management or policies of a Person, whether through ownership of securities, by contract or otherwise.

“Controlled Group Liability” means any and all liabilities of Elan or any entity that is treated as a single employer with Elan for purposes of Title IV of ERISA (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) under any Similar Law.

“Corporate Integrity Agreement” shall mean the Corporate Integrity Agreement between OIG and Elan, dated as of December 15, 2010, as it may be amended.

“Covered Losses” shall mean any and all losses, liabilities, claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Action), reasonable costs and expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and accountants’ fees and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Action), including any of the foregoing arising under, out of or in connection with any Action, order or consent decree of any Governmental Authority or award of any arbitrator of any kind, or any law, rule, regulation, contract, commitment or undertaking.

“De Minimis Damages” shall mean any single claim (or series of claims arising from the same or similar facts, events or circumstances) for Covered Losses in an amount that is less than $100,000.

“Eagle Holdings” shall mean Eagle Holdings USA, Inc.

“EDDI” shall mean Elan Drug Delivery, Inc., a Delaware corporation.

“EDDI Contracts” shall mean those contracts set forth on Schedule 4.

“EDT Acquisition Proposal” shall mean any direct or indirect inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) relating to any EDT Alternative Transaction.

“EDT Alternative Transaction” shall mean any direct or indirect acquisition or purchase by, or other transfer to, any Person (other than pursuant to this Agreement) of all or any substantial part of the Business, including by way of any merger, business combination, joint venture, reorganization, consolidation, recapitalization, liquidation, dissolution or other extraordinary transaction involving any of New Alkermes or any New Alkermes Group Entity or any assets or equity of New Alkermes or any New Alkermes Group Entity or any interests constituting part of the Business.

“EDT Pharma Pension Schemes” shall mean the EDT Pharma Executive Pension Scheme, the EDT Pharma Employee Benefit Plan and the EDT Pharma AVC Scheme, each established by trust Deeds and Rules dated 1 October 2008.

“EHI” shall mean Elan Holdings, Inc., a Massachusetts corporation, or any successor thereto.

“Employee Plan” means any employment, severance or similar contract, plan, policy, fund or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock-related rights or other forms of incentive or deferred compensation, perquisites, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker’s compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) under which any employee or former employee of the Business, or any beneficiary of such person, may be extended benefits or with respect to which New Alkermes or any New Alkermes Group Entity may have any Liability by operation of Law or otherwise.

“Environment” shall mean any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface, subsurface strata, sediment, plant or animal life, natural resources, workplace, and real property and the physical buildings, structures, improvements and fixtures thereon, including sewer, septic and waste treatment, storage or disposal systems.

“Environmental Laws” shall mean any Law related to: (a) the Environment, including pollution, contamination, cleanup, preservation, protection, Remediation or reclamation of the Environment; (b) human health or safety or the exposure of employees and other persons to any Hazardous Substance; (c) any Release or threatened Release, including investigation, study, assessment, testing, monitoring, containment, removal, Remediation, cleanup or abatement of such Release or threatened Release; (d) the management, manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Hazardous Substance; or (e) the physical structure or condition of a building, facility, fixture or other structure as related to environmental or health and safety impacts.

“Environmental License” shall mean any permit, license, consent, approval, certificate, qualification, specification, registration or other authorization by a Governmental Authority required by applicable Environmental Law.

“EPIL” shall mean Elan Pharma International Ltd.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, or any Similar Law.

“ES5” shall mean Elan Science Five Limited, a private limited company incorporated in Ireland.

“Elan Entity” means the Elan Parties and each Affiliate of Elan that is or is intended to be a party to this Agreement or any Ancillary Agreement.

“Elan Financial Advisors” means Citibank, N.A. and Ondra Partners.

“Elan Reorganization Indebtedness” shall mean Indebtedness of $500 million that, following the Reorganization, shall be owing from New Alkermes and certain New Alkermes Group Entities to certain Subsidiaries of Elan.

“Elan Termination Fee” shall mean an amount equal to $25,000,000.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Assets” shall mean those items set forth on Schedule 3.

“FCPA” shall mean the Foreign Corrupt Practices Act of 1977.

“Governing Documents” means with respect to any Person, (a) if a corporation (including any Irish public or private limited liability company), the memorandum and articles of association, articles or certificate of incorporation and the bylaws or similar documents; (b) if a general partnership or limited liability partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the certificate of formation and limited liability company agreement; (e) if another type of Person, any charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements or other similar agreements or documents relating to the organization, management or operation of such entity; and (g) any amendment or supplement to any of the foregoing.

“Government Official” shall mean any officer, employee, official advisor or agent of (a) a Governmental Authority; (b) a public international organization (e.g., The World Bank); (c) a political party or official thereof; or (d) a candidate for any political office.

“Governmental Authority” shall mean any international, supranational, federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or self-regulatory organization of any nature of competent authority (including any agency, branch, department, board, commission, court, tribunal, arbitral body or other entity exercising governmental or quasi-governmental powers) or exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, enforcement, regulatory or taxing authority or power.

“Hazardous Substance” shall mean any pollutant, contaminant, chemical, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, or industrial, solid, toxic, radioactive, infectious, disease-causing or hazardous substance, material, waste or agent, including all substances, materials, wastes or agents which are identified, regulated, the subject of liability or requirements for Remediation under, or otherwise subject to, any Environmental Law.

“Holdco Ordinary Shares” shall mean the ordinary shares of EUR 1.00 per share of Holdco.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” shall mean International Financial Reporting Standards promulgated by the International Accounting Standards Board (which includes standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, as adopted by the European Union, and applied on a basis consistent with Elan’s historic accounting principles and practices.

“Indebtedness” shall mean with respect to any Person, any obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than payables or accruals incurred in the Ordinary Course of Business), (d) under capital leases, or (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person.

“Intellectual Property Right” means any trademark, service mark, trade name, mask work, invention, discoveries, patent, patent application, trade secret, copyright, know-how, data, proprietary information, processes, procedure, protocol, techniques, designs, formulae, products, compound, composition, material, technologies, apparatus, Internet domain names, trade dress and general intangibles of like nature (together with goodwill), customer lists, confidential information, licenses, software, databases and compilations including any and all collections of data and all documentation thereof (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

“Interco Ordinary Shares” shall mean the ordinary shares of EUR 1.00 per share of Interco.

“IP Transfer Agreement” shall mean the agreement for the transfer of certain Intellectual Property Rights by Alkermes to Interco in the Agreed Form set forth in Schedule B.

“IP Transfer Loan Note” shall mean the note issued by Interco to Alkermes under the IP Transfer Agreement in the Agreed Form set forth in Schedule C.

“Ireland” shall mean the island of Ireland, excluding the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone.

“Ireland DB Plans” shall mean the Elan Corporation, plc Defined Benefit Plan (pension and risk benefits) — Executives and the Elan Corporation, plc Defined Benefit Plan (pension and risk benefits) — Staff referred to in Section 3.20(a) of the Elan Disclosure Schedule.

“Ireland Employees” shall mean the employees whose names are set out in Section 3.20(g)(i) of the Elan Disclosure Schedule and who are employees of New Alkermes or its Subsidiaries immediately after the Effective Time. The term “Ireland Employees” shall not include any employees or former employees of Elan or its Subsidiaries who prior to the Effective Time have retired or have otherwise ceased employment.

“ISE” shall mean the Irish Stock Exchange Limited.

“Knowledge” of any Person shall mean the actual knowledge of such Person’s executive officers after reasonable inquiry of the employees of such Person and its Subsidiaries and others responsible for the facts or matters specified.

“Law” shall mean any United States federal, state or local, or any non-U.S., order, ruling, writ, injunction, judgment, award, decree, statute, law, ordinance, rule or regulation or other requirement issued by a Governmental Authority.

“Liability” shall mean with respect to any Person, any Indebtedness, liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required by IFRS or U.S. GAAP to be accrued on the financial statements of such Person.

“Lien” shall mean any imperfection of title, easement, encroachment, security interest, pledge, mortgage, lien (including environmental and tax liens), charge, encumbrance, proxy, right of first option, right of first refusal, conditional sale contract, voting trust or voting agreement or similar restriction or contract to grant any of the foregoing.

“Marketing Period” shall mean the first period of twenty-five (25) consecutive Business Days after the date hereof throughout which: (i) Alkermes shall have the Required Financial Information that Elan is required to provide to Alkermes pursuant to Section 5.21; provided, that if Elan shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to Alkermes a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless Alkermes in good faith reasonably believes Elan has not completed delivery of the Required Financial Information, and, within four (4) Business Days after the delivery of such notice by Elan, delivers a written notice to Elan to that effect (stating to the extent reasonably possible which Required Financial Information Elan has not delivered), and (ii) the conditions set forth in Section 8.1 and Section 8.2 shall be satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1 and Section 8.2 to fail to be satisfied assuming the Closing were scheduled for any time during such 25-consecutive-Business-Day period; provided, that such period shall not include any period that includes the period from and including August 19, 2011 through and including September 5, 2011; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 25-consecutive-Business-Day period, (A) KPMG LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Financial Information, or (B) Elan shall have publicly announced any intention to restate any material financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the affected Required Financial Information has been amended or Elan has publicly announced that no restatement will be required. For the avoidance of doubt, after the Marketing Period has commenced, furnishing Alkermes and/or the Financing Parties with updates to the Required Information (including updates to the financial statements and projections) as required by the Commitment Letter shall not be deemed to restart the 25-consecutive-Business-Day period then in effect.

“Memorandum and Articles of Association” shall mean the memorandum and articles of association of New Alkermes in effect as of the Closing.

“Merger Sub Common Stock” shall mean the Common Stock, no par value, of Merger Sub.

“Modified Working Capital” shall mean, as of any date, the cumulative amount, stated in U.S. Dollars, as of such date, of the asset and liability accounts of the Business specified on Schedule D (with such adjustments as specified on Schedule D) and determined in accordance with U.S. GAAP (applied on a consistent basis with Schedule D, to the extent Schedule D is in accordance with U.S. GAAP) and consistent with the illustrative pro forma calculations of what the Modified Working Capital would have been as of March 31, 2011 as set forth on Schedule D for information purposes (the “Modified Working Capital Statement”). For the avoidance of doubt, to the extent inclusion of any asset or liability in Modified Working Capital would result in double counting of any item included in the calculation of Net Cash Amount, such asset and/or liability shall be excluded from the calculation of Modified Working Capital.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 3(37) of ERISA.

“NASDAQ” shall mean the Nasdaq Global Select Stock Market.

“Net Cash Amount” shall mean, as of the Effective Time, (a) the aggregate amount, as of such time, of all unrestricted cash and cash equivalents (as determined in accordance with U.S. GAAP applied on a consistent basis with the Audited Financial Statements) of New Alkermes and the New Alkermes Group Entities, minus (b) the aggregate amount, as of such time, of all Indebtedness of New Alkermes and the New Alkermes Group Entities (other than the Elan Reorganization Indebtedness and the Indebtedness represented by the IP Transfer Loan Note), stated in U.S. Dollars.

“New Alkermes Employee” shall mean any (i) Transferred Employee or (ii) any employee of Alkermes or any of its Subsidiaries who is so employed on the date of this Agreement or as of the Closing.

“New Alkermes Group Entities” shall mean, collectively, Holdco, Interco, U.S. Holdco, Merger Sub (prior to the Effective Time) and the U.S. Acquired Entities, and, each of them, individually, a “New Alkermes Group Entity”.

“New Alkermes Ordinary Shares” shall mean the ordinary shares, with a nominal value of $0.01, of New Alkermes.

“OIG” shall mean the Office of the Inspector General of the Department of Health and Human Services or any successor thereto.

“Ordinary Course of Business” shall mean the ordinary course of business of a Person; provided, that an action taken by a Person will be deemed to have been taken in the ordinary course of business if that action is substantially consistent with the past practices of such Person; provided, further, that the ordinary course of business of the Business shall refer to the ordinary course of business of (i) New Alkermes and the New Alkermes Group Entities and (ii) prior to the Reorganization Transfers, Elan and its Subsidiaries (other than New Alkermes and the New Alkermes Group Entities, but including EHI) in respect of the Business.

“PBCL” means the Pennsylvania Business Corporation Law of 1988.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” shall mean all Liens (i) which are reflected or reserved against in the Business Balance Sheet (up to the amounts so reflected or reserved against); (ii) which arise out of Taxes or general or special assessments not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS and reflected on the Business Balance Sheet; (iii) of carriers, warehousemen, mechanics, materialmen and other similar persons or otherwise imposed by law incurred in the Ordinary Course of Business for sums not yet delinquent or being contested in good faith; (iv) which relate to deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security; (v) which do not materially impair the use of the asset subject thereof for the purposes for which currently used; and (vi) in the case of the Business Real Property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions that would be shown by a current title report or other similar report or listing, (B) any conditions that may be shown by a current survey or physical inspection and (C) zoning, building, subdivision or other similar requirements or restrictions, in the case of each of the agreements, conditions, restrictions or other matters referenced in this clause (vi) which do not materially impair the use, utility, marketability or value of the applicable property affected or encumbered thereby.

“Person” shall mean any individual, private or public company, corporation (including not-for-profit), general or limited partnership, unlimited or limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Employee Plan” shall mean any employment, severance or similar contract, plan, policy, fund or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock-related rights or other forms of incentive or deferred compensation, perquisites, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker’s compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) maintained for the benefit of Transferred Employees in respect of service after the Closing Date by New Alkermes or any New Alkermes Group Entity.

“Pre-Closing Environmental Matters” shall mean (a) any and all non-compliance with Environmental Laws or Environmental Licenses by or in respect of the Business, New Alkermes, the New Alkermes Group Entities or the Additional Assets, to the extent attributable to events, acts, failures to act or conditions which occurred or existed prior to or at the Effective Time, including any fines or penalties and any reasonable costs or expenses necessary to correct such non-compliance; (b) any Action pursuant to Environmental Law for personal injury, property damage, damage to the Environment, relating to the Business or the Additional Assets or against New Alkermes or the New Alkermes Group Entities, to the extent attributable to events, acts, failures to act or conditions which occurred or existed prior to or at the Effective Time; (c) any Liability of New Alkermes or any New Alkermes Group Entity resulting from a threatened or actual Release or presence of or exposure to any Hazardous Substance, to the extent attributable to events, acts, failures to act or conditions which occurred or existed prior to or at the Effective Time; (d) any Remediation required by Environmental Law, relating to the Business, the Additional Assets, New Alkermes or the New Alkermes Group Entities, to the extent attributable to events, acts, failures to act or conditions which occurred, existed or originated prior to or at the Effective Time; and (e) any Liability of New Alkermes or any New Alkermes Group Entity resulting from any waste materials or other Hazardous Substances generated by the Business, the Additional Assets, New Alkermes or the New Alkermes Group Entities prior to or at the Effective Time, and recycled, treated, stored, transported, or disposed of on-site or off-site, including pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or any Similar Laws or similar U.S. state Laws.

“Products” shall mean any product currently or historically developed, manufactured, marketed, processed, distributed, sold or introduced into commerce by the Business.

“Registration Statement” means the registration statement of New Alkermes on Form S-4, registering under the Securities Act the New Alkermes Ordinary Shares to be issued to holders of Alkermes Common Stock in the Merger.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any Hazardous Substance, in, on, into or onto the Environment, including the abandonment or discard of barrels, containers, tanks or other receptacles containing any Hazardous Substance.

“Remediation” shall mean any investigation, study, assessment, testing, monitoring, containment, removal, remediation, response, cleanup or abatement of any threatened or actual Release or presence of or exposure to any Hazardous Substance, whether on-site or off-site.

“Representatives” shall mean a Person’s officers, directors, consultants, advisors, employees, stockholders, agents or other advisors or representatives.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Similar Law” shall mean any law of a jurisdiction outside the United States that is similar to the applicable U.S. federal, state or local Law.

“Specified Matters” shall mean (i) the Excluded Assets, (ii) the Reorganization, including as a result of any failure to seek or obtain a ruling or other relief from any Governmental Authority (including Irish Revenue) in respect of the Reorganization and (iii) Actions or claims by Transferred Employees relating to or arising from the Elan Stock Option Plans.

“Subsidiary” shall mean, with respect to any Person, any other entity (i) whose securities or other ownership interests, having by their terms the power to elect a majority of the board of directors or other Persons performing similar functions, are Beneficially Owned or Controlled, directly or indirectly, by such Person, (ii) whose business and policies such Person has the power, directly or indirectly, to direct, or (iii) of which 50% or more of the securities, partnership or other ownership interests are owned, directly or indirectly, by such Person; it being understood that, unless otherwise specified, New Alkermes and the New Alkermes Group Entities shall be considered Subsidiaries of Elan at all times prior to the Effective Time.

“Target Working Capital” shall mean $65,800,000.

“Termination Fee” means the Alkermes Termination Fee or the Elan Termination Fee, as applicable.

“Title IV Plan” means a plan subject to Title IV of ERISA other than any Multiemployer Plan.

“Transfer Regulations” shall mean the European Communities (Protection of Employees on Transfer of Undertakings) Transfer Regulations, 2003.

“Transferred Books and Records” shall mean all Books and Records held for or on behalf of New Alkermes or any New Alkermes Group Entity and all Books and Records held for or on behalf of Elan or any Continuing Affiliates relating primarily to the operations of the Business.

“Transferred Employees” means the Ireland Employees and the U.S. Employees collectively.

“Transferred IP” shall mean any Intellectual Property Right owned by or licensed to Elan or any of its Subsidiaries and used in the Business, but, for the avoidance of doubt, shall not include any Intellectual Property Right transferred by Alkermes to a New Alkermes Group Entity pursuant to the IP Transfer Agreement.

“Transition Services Agreement” shall mean the transition services agreement between New Alkermes, on the one hand, and Elan and any relevant Continuing Affiliates, on the other hand, to be in a form mutually acceptable to the Parties and executed on or prior to the Closing Date, by which Elan and any relevant Continuing Affiliates agree to provide services to New Alkermes and its Subsidiaries (and vice versa) from and after the Closing Date, including services and other terms and conditions are specified on Schedule E.

“TUPE Transfer” shall mean a transfer of a business within the meaning of the Transfer Regulations.

“TUPE Transfer Date” shall mean the date with effect from which a TUPE Transfer occurs.

“U.S. Acquired Entities” shall mean Eagle Holdings and EHI.

“U.S. Employees” shall mean the employees whose names are set out in Section 3.20(g)(ii) of the Elan Disclosure Schedule and who are employees of New Alkermes or its Subsidiaries immediately after the Effective Time. The term “U.S. Employees” shall not include any employees or former employees of Elan or its Subsidiaries who prior to the Effective Time have retired or have otherwise terminated employment.

“U.S. GAAP” shall mean United States generally accepted accounting principles.

“U.S. Holdco Common Stock” shall mean the Common Stock, par value $0.01 per share, of U.S. Holdco.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accrued Bonus Expense	6.1(b)
Acquired Confidential Information	5.1(c)
Adjustment Payment Date	2.15(f)
Affiliate Agreement	3.14
Agreement	Preamble
Alkermes	Preamble
Alkermes Balance Sheet	4.7
Alkermes Balance Sheet Date	4.7
Alkermes Certificates	2.10(b)
Alkermes Change in Recommendation	10.1(e)
Alkermes Disclosure Schedule	Article IV
Alkermes Financial Statements	4.6(b)
Alkermes Indemnified Parties	9.2(a)
Alkermes Options	4.2(a)
Alkermes Proxy Statement	5.11(a)
Alkermes SEC Reports	4.6
Alkermes Shareholders Meeting	5.12
Alkermes Stock Awards	4.2(a)
Alkermes Tax Indemnitees	7.11(a)
Ancillary Agreements	Recitals
Anti-Bribery Laws	3.12(d)(i)
Articles of Merger	2.5
Balance Sheet Date	3.4(a)
Business Assets	Recitals
Business Balance Sheet	3.4(a)
Business Material Contracts	3.14
Business Real Property	3.6(b)
Cash Payment	2.2
Closing	2.1
Closing Date	2.1

Term	Section

Closing Modified Working Capital	2.15(b)
Closing Net Cash Amount	2.15(b)
Closing Payment Certificate	2.15(a)
Closing Payments	2.2
COBRA coverage	6.2(b)
Commitment Letter	4.14(a)
Confidentiality Agreement	5.1(c)
Deeds of Transfer	5.3(i)
Definitive Financing Agreements	5.21(a)
Designated Assets	5.18
Effective Time	2.5
Elan	Preamble
Elan Disclosure Schedule	Article III
Elan Indemnified Parties	9.3(a)
Elan Parties	Preamble
Elan Shareholder	Recitals
Elan Tax Indemnitors	7.11(b)
ELN005 Agreement	5.7(b)
Estimated Closing Adjustment Amount	2.15(a)
Estimated Modified Working Capital	2.15(a)
Estimated Net Cash Amount	2.15(a)
Exchange Agent	2.10(a)
Exchange Fund	2.10(a)
Exchange Ratio	2.9(a)
FDA	3.10
FDCA	3.10
Final Closing Adjustment Amount	2.15(d)
Final Modified Working Capital	2.15(d)
Final Net Cash Amount	2.15(d)
Financing	4.14(a)
Financing Parties	5.21(b)
Governmental Antitrust Authority	5.2(c)
Historical Financial Statements	3.4(a)
Holdco	Preamble
IMB	3.10
Import/Export Control Laws	3.12(b)
Indemnity Recipient	7.14
Interco	Preamble
Irish Revenue	7.6(b)
Licenses	3.10
Merger	Recitals
Merger Consideration	2.9(a)
Merger Sub	Preamble
Neutral Auditors	2.15(d)

Term	Section

New Alkermes	Preamble
New Alkermes 401(k) Plan	6.2(c)
New Alkermes Transition Bonus Plan	6.1(b)
Notice of Claim	9.4(a)
Parties	Preamble
PHSA	3.10
Plan of Merger	Recitals
Post-Closing Period	7.11(c)
Post-Closing Straddle Period	7.11(h)
Pre-Closing Period	7.11(d)
Pre-Closing Straddle Period	7.11(e)
Proposed Final Closing Adjustment Amount	2.15(b)
Purchased Interests	Recitals
Receiving Party	5.1(c)
Reorganization	Recitals
Relevant Indemnity Payments	7.14
Reorganization Transfer Agreements	Recitals
Reorganization Transfers	Recitals
Required Alkermes Vote	4.12
Required Financial Information	5.21(b)
Resolution Period	2.15(c)
Retained Confidential Information	5.1(c)
Returns	7.11(f)
Rights	4.2(a)
SDCA	7.6(d)
Shareholder’s Agreement	Recitals
Straddle Period	7.11(g)
Straddle Period Return	7.5(c)
Surviving Corporation	2.4
Tax	7.11(i)
Taxes	7.11(i)
Tax Accounting Referee	7.11(j)
Tax Benefits	7.14(b)
Tax Claim	7.11(k)
Tax Proceeding	7.6(e)
Tax Returns	7.11(f)
Taxing Authority	7.11(l)
TCA	7.1(f)
Termination Date	10.1(b)
Threshold	9.5
Transactions	Recitals
Transfer Tax	7.11(m)
Transferring Subsidiaries	Recitals
U.S. Holdco	Preamble

Section 1.2.  Usage.

(a) Interpretation.  In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s legal representatives, successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to either gender includes the other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect in accordance with the terms thereof;

(v) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(ix) “provided to Alkermes” means made available to Alkermes in the electronic dataroom at https://datasite.merrillcorp.com/bidder/index_frame.do?projectId=87114, or other permanent physical or electronic media, in each case, prior to the date hereof;

(x) references to “USD” “$” or “dollars” shall be to U.S. Dollars;

(xi) any reference herein to “EUR”, “€” or “euros” are to euros, the lawful currency of Ireland;

(xii) any references herein to a specific Section, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Schedules, Annexes or Exhibits of this Agreement;

(xiii) words and phrases the definitions of which are contained or referred to in the Companies Acts shall be construed as having the meanings thereby attributed to them;

(xiv) any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term;

(xv) any reference to a U.S. federal, state or local Law shall, whether or not accompanied by reference to Similar Laws, be construed where appropriate to include references to the nearest equivalent applicable Laws in any other jurisdiction;

(xvi) any reference to any statute or statutory provision shall be deemed to include any statute or statutory provision that amends, extends, consolidates, re-enacts or replaces same, or which has been amended, extended, consolidated, re-enacted or replaced (whether before or after the date of this Agreement) by same and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute; and

(xvii) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits (other than exhibits constituting agreements, which shall only become legally binding upon execution and delivery by the parties thereto), schedules or amendments thereto from time to time.

(b) Accounting Terms and Determinations.  Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with U.S. GAAP.

(c) Legal Representation of the Parties.  This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

ARTICLE II

The Merger; Closing of Transactions

Section 2.1.  Time and Place of Closing.  The closing of the Transactions (the “Closing”) shall take place (a) at 9:00 a.m., New York City time, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on the later of (i) the fifth (5th) Business Day following the date on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or, where permitted, waiver of those conditions) shall be satisfied or waived in accordance with this Agreement and (ii) the earlier of (A) a date during the Marketing Period to be specified by Alkermes on at least three (3) Business Days’ notice to Elan and (B) the final day of the Marketing Period, or (b) at such other place, time and/or date as Alkermes and Elan shall agree (the date of the Closing, the “Closing Date”). The Closing shall be deemed to occur at 12:01 a.m., New York City time, on the Closing Date.

Section 2.2.  Elan Proceeds.  The aggregate payments received by Elan (or one or more of its Continuing Affiliates) pursuant to this Agreement in connection with the Transactions and other transactions contemplated hereby shall consist of (a) 31,900,000 New Alkermes Ordinary Shares that the Elan Shareholder shall continue to hold as of the Effective Time, plus (b) a payment by wire transfer from or on behalf of Alkermes, New Alkermes or their respective Subsidiaries, as applicable, of immediately available funds in an amount equal to $500,000,000 in full and final satisfaction of the Elan Reorganization Indebtedness (the “Cash Payment”) (collectively, the “Closing Payments”), subject to any adjustment to the Cash Payment pursuant to Section 2.15.

Section 2.3.  Alkermes Payments.  In addition to other good and valuable consideration, including the cancellation of the Alkermes Common Stock pursuant to the Merger, Merger Sub shall make a payment of $500 million by way of paying up the nominal value and any premium of the New Alkermes Ordinary Shares to be issued at the Effective Time to New Alkermes in consideration for the undertaking by New Alkermes to issue New Alkermes Ordinary Shares valued at $500 million to holders of Alkermes Common Stock as of immediately prior to the Effective Time in accordance with Section 2.9(a).

Section 2.4.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 1921 et seq. of the PBCL, Merger Sub shall be merged with and into Alkermes at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and Alkermes shall continue as the surviving corporation (the “Surviving Corporation”).

Section 2.5.  Effective Time.  Upon the Closing, Merger Sub and Alkermes shall (a) file articles of merger with the Department of State of the Commonwealth of Pennsylvania (the “Articles of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the PBCL and (b) make all other filings or recordings required under the PBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania, or at such subsequent time as Alkermes and Elan shall agree and as shall be specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 2.6.  Effects of the Merger.  At and after the Effective Time, the Merger will have the effects set forth in the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of Merger Sub shall cease and all the property, rights, privileges, powers and franchises of Alkermes and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Alkermes and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.7.  Governing Documents.  (a) The articles of incorporation of the Surviving Corporation shall be amended as of the Effective Time to read in the Agreed Form as set forth on Schedule F. The by-laws of Alkermes, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) Elan and New Alkermes shall take, or cause to be taken, such actions as are necessary so that, effective as of the Effective Time, the Memorandum and Articles of Association of New Alkermes read in the Agreed Form as set forth on Schedule G.

Section 2.8.  Officers and Directors.  (a) The officers of Alkermes as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Alkermes as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, which individuals will serve as directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

(b) Elan, New Alkermes, Holdco, Interco and U.S. Holdco shall take, or cause to be taken, such actions as are necessary so that, effective as of the Effective Time, the officers and directors of New Alkermes, Holdco, Interco and U.S Holdco shall be the individuals specified by Alkermes to Elan in writing at least three (3) Business Days prior to Closing, which individuals will serve in such capacities until the earlier of their resignation or removal or otherwise ceasing to be an officer or director, as the case may be, or until their respective successors are duly elected and qualified, as the case may be.

Section 2.9.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

(a) Conversion of Alkermes Common Stock.  Each share of Alkermes Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, including the associated Series A Junior Participating Preferred Stock Purchase Rights issuable pursuant to the Alkermes Rights Agreement, shall be canceled and automatically converted into and become the right to receive one New Alkermes Ordinary Share (the “Exchange Ratio”). As a result of the Merger, at the Effective Time, each holder of an Alkermes Certificate shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the shares of Alkermes Common Stock represented by such Alkermes Certificate immediately prior to the Effective Time and any dividends or other distributions payable pursuant to Section 2.10(c), all to be issued or paid, without interest, in consideration therefor upon surrender of such Alkermes Certificate in accordance with Section 2.10(b) (or, in the case of a lost, stolen or destroyed Alkermes Certificate, Section 2.10(i)), collectively, referred to as the “Merger Consideration”. Each share of Alkermes Common Stock held in treasury immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no distribution shall be made with respect thereto.

(b) Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall forthwith be canceled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation and which shall be held by U.S. Holdco.

(c) Additional Issuances.  At the Effective Time, by virtue of the Merger and in consideration of the undertaking of each parent entity to effect the Transactions as described in this Agreement, without any further action on the part of the Parties or any of their respective shareholders: (i) U.S. Holdco shall issue to Interco the number of shares of U.S. Holdco Common Stock equal to three times (3X) the number of shares of U.S. Holdco Common Stock which Interco holds immediately prior to the Effective

Time; (ii) Interco shall issue to Holdco the number of Interco Ordinary Shares equal to three times (3X) the number of Interco Ordinary Shares which Holdco holds immediately prior to the Effective Time; and (iii) Holdco shall issue to New Alkermes the number of Holdco Ordinary Shares equal to three times (3X) the number of Holdco Ordinary Shares which New Alkermes holds immediately prior to the Effective Time.

Section 2.10.  Exchange of Shares and Certificates.

(a) Exchange Agent.  Prior to the Effective Time, New Alkermes shall engage Computershare or another institution satisfactory to Alkermes (acting in its sole discretion) to act as exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, New Alkermes shall issue to the Exchange Agent, in trust for the benefit of the holders of shares of Alkermes Common Stock immediately prior to the Effective Time, certificates representing the New Alkermes Ordinary Shares issued pursuant to Section 2.9(a) (or appropriate alternative arrangements satisfactory to Alkermes (acting in its sole discretion) shall be made by New Alkermes if uncertificated New Alkermes Ordinary Shares will be issued). In addition, New Alkermes shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, cash in an amount sufficient to make the payments in respect of any dividends or distributions to which holders of shares of New Alkermes Ordinary Shares may be entitled pursuant to Section 2.10(c). All cash and certificates representing New Alkermes Ordinary Shares deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures.  As soon as reasonably practicable after the Effective Time, and in any event within ten (10) Business Days after the Effective Time, New Alkermes shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Alkermes Common Stock (the “Alkermes Certificates”), which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.9, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Alkermes Certificates shall pass, only upon delivery of the Alkermes Certificates to the Exchange Agent and which shall be in form and substance reasonably satisfactory to New Alkermes and Alkermes) and (ii) instructions for use in effecting the surrender of the Alkermes Certificates in exchange for New Alkermes Ordinary Shares and any dividends or other distributions payable pursuant to Section 2.10(c). Upon surrender of Alkermes Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Alkermes Certificates shall be entitled to receive in exchange therefor that number of New Alkermes Ordinary Shares (after taking into account all Alkermes Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.9 (which shall be in uncertificated form) and any dividends or distributions payable pursuant to Section 2.10(c), and the Alkermes Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Alkermes Common Stock which is not registered in the transfer records of Alkermes, the proper number of New Alkermes Ordinary Shares in form may be transferred to a Person other than the Person in whose name the Alkermes Certificate so surrendered is registered, if such Alkermes Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such transfer shall pay any transfer or other Taxes required by reason of the issuance of New Alkermes Ordinary Shares to a Person other than the registered holder of such Alkermes Certificate or establish to the reasonable satisfaction of New Alkermes that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.10(a), each Alkermes Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.10(c).

(c) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to New Alkermes Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Alkermes Certificate with respect to the New Alkermes Ordinary Shares represented thereby until such Alkermes Certificate has been surrendered in accordance with this Section 2.10. Subject to applicable Law and the provisions of this Section 2.10, following surrender of any such Alkermes Certificate, there shall be transferred or paid to the recordholder thereof by the Exchange Agent, without interest,

(i) promptly after such surrender, the number of New Alkermes Ordinary Shares transferrable in exchange therefor pursuant to this Section 2.10 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole New Alkermes Ordinary Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such New Alkermes Ordinary Shares.

(d) No Further Ownership Rights in Alkermes Common Stock.  All New Alkermes Ordinary Shares transferred upon the surrender for exchange of Alkermes Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 2.10(c) shall be deemed to have been transferred (or paid) in full satisfaction of all rights pertaining to the shares of Alkermes Common Stock previously represented by such Alkermes Certificates. After the Effective Time, the stock transfer books of Alkermes shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Alkermes Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Alkermes Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund.  Any portion of the Exchange Fund which has not been transferred to the holders of Alkermes Certificates as of the one year anniversary of the Effective Time shall be delivered to New Alkermes or its designee, upon demand, and the New Alkermes Ordinary Shares included therein shall be sold at the best price reasonably obtainable at that time. Any holder of Alkermes Certificates who has not complied with this Article II prior to the one year anniversary of the Effective Time shall thereafter look only to New Alkermes for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable Laws) but only as a general creditor thereof for payment of such holder’s claim for such holder’s portion of the cash proceeds of the sale of the New Alkermes Ordinary Shares (and any related cash).

(f) No Liability.  None of New Alkermes, any New Alkermes Group Entity, Merger Sub, Alkermes, any Elan Entity or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any New Alkermes Ordinary Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by New Alkermes on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable to former stockholders of Alkermes after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to New Alkermes.

(h) Withholding Rights.  New Alkermes and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of Alkermes Common Stock immediately prior to the Effective Time such amounts as New Alkermes or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by New Alkermes or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(i) Lost, Stolen or Destroyed Certificates.  In the event any Alkermes Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Alkermes Certificates, upon the making of an affidavit of that fact by the holder thereof, such New Alkermes Ordinary Shares as may be required pursuant to Section 2.9(a) and any dividends or distributions payable pursuant to Section 2.10(c); provided, that New Alkermes may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Alkermes Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to New Alkermes, or a bond in such sum as New Alkermes may reasonably direct as indemnity, against any claim that may be made against New

Alkermes or the Exchange Agent in respect of the Alkermes Certificates alleged to have been lost, stolen or destroyed.

Section 2.11.  Alkermes Stock Based Awards.  (a) Each Alkermes Option that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into an option to acquire, on substantially the same terms and conditions as were applicable under such Alkermes Option, the number of New Alkermes Ordinary Shares, determined by multiplying the number of shares of Alkermes Common Stock subject to such Alkermes Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per New Alkermes Ordinary Share equal to (A) the exercise price per share of Alkermes Common Stock otherwise purchasable pursuant to such Alkermes Option divided by (B) the Exchange Ratio; and

(b) Each Alkermes Stock Award that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into a right to receive, on substantially the same terms and conditions as were applicable under such Alkermes Stock Award, the number of New Alkermes Ordinary Shares, determined by multiplying the number of shares of Alkermes Common Stock subject to such Alkermes Stock Award immediately prior to the Effective Time by the Exchange Ratio.

(c) The adjustments provided in Section 2.11 with respect to any Alkermes Options that are “incentive stock options” (as defined in Section 422 of the Code) are intended to be effected in a manner that is consistent with Section 424(a) of the Code. For the avoidance of doubt, the exercise price of, and the number of shares subject to, each Adjusted Option and Adjusted Post Signing Option shall be determined in a manner necessary to comply with Section 409A of the Code and the Treasury Regulations thereunder.

(d) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the board of directors of Alkermes (or, if appropriate, any committee administering Alkermes’ stock-based incentive plans) and New Alkermes shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Section 2.11.

Section 2.12.  Additional Assets.  Elan shall, and shall cause its Subsidiaries to, convey to New Alkermes or a New Alkermes Group Entity designated by Alkermes prior to the Closing, all right, title and interest in and to the Additional Assets, such that from and after the Closing, New Alkermes or one of its Subsidiaries shall hold all right, title and interest in and to the Additional Assets.

Section 2.13.  Deliveries by Elan and the Continuing Affiliates.  At the Closing, Elan shall, or shall cause one or more of the Continuing Affiliates to, as the case may be, deliver the following to New Alkermes and Alkermes or the applicable Affiliate thereof:

(i) certificates or notarial assignment deeds for, or such other instruments evidencing ownership by New Alkermes (directly or indirectly) under applicable Law of, the Purchased Interests and all other outstanding equity of the New Alkermes Group Entities, which constitute and will constitute as of the Closing, 100% of the issued and outstanding shares of capital stock or other equity interests of the New Alkermes Group Entities, in each case with appropriate stock powers or other instruments of transfer and requisite tax stamps (including Irish e-stamping certificates) attached and properly signed (and, in the event that the Reorganization includes the transfer of assets and/or assumption of liabilities by New Alkermes or any of the New Alkermes Group Entities, such other documentation as may be reasonably requested by Alkermes to reflect the transfer of such assets and liabilities to New Alkermes or the applicable New Alkermes Group Entities) and, in the case of any Irish incorporated company, share registers showing the correct legal ownership of shares in such company;

(ii) a bill of sale or other appropriate document of transfer, in form and substance reasonably acceptable to Alkermes, transferring the Designated Assets;

(iii) all Transferred Books and Records, if any, in the possession of Elan or any Continuing Affiliate to the extent not then in the custody of New Alkermes or any New Alkermes Group Entity or located on the premises of New Alkermes or any New Alkermes Group Entity, other than Transferred Books and Records that are not reasonably practicable to deliver at the Closing;

(iv) the certificate required to be delivered by Elan pursuant to Section 8.2(f);

(v) a counterpart of the Shareholder’s Agreement duly executed by Elan and the Elan Shareholder;

(vi) counterparts to the IP Transfer Agreement and IP Transfer Loan Note, effective as of immediately prior to the Closing, duly executed by Interco, unless Alkermes shall have determined, in its sole discretion, that there has been a change in Law that would materially increase the risk of having an adverse impact on Alkermes or the benefits intended to be achieved by such agreements;

(vii) counterparts to any other Ancillary Agreement to be entered into at the Effective Time;

(viii) documentation reasonably satisfactory to Alkermes evidencing the payment in full of the Elan Reorganization Indebtedness;

(ix) certificates of the Secretary of Elan and any Transferring Subsidiary that is expected to be a party to any Ancillary Agreement, dated the Closing Date, (i) as to the incumbency and signatures of the officers or Representatives of Elan, New Alkermes any New Alkermes Group Entity and any Continuing Affiliate executing this Agreement or any Ancillary Agreement or certificate or other agreement to be delivered pursuant to this Agreement or any Ancillary Agreement, together with evidence of incumbency of such Secretary, and (ii) certifying attached resolutions of the respective board of directors of Elan, New Alkermes, Holdco, Interco, U.S. Holdco and Merger Sub and any Transferring Subsidiary that authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements, as the case may be, which resolutions shall be in full force and effect at the Effective Time;

(x) resignations in Agreed Form, effective as of the Effective Time, of those directors and officers of New Alkermes and the New Alkermes Group Entities as Alkermes may request;

(xi) a receipt acknowledging payment of the Cash Payment in full satisfaction of Alkermes’ obligations under Section 2.2 (but subject to any further obligations contained in this Agreement);

(xii) a general release and discharge from Elan, on behalf of itself and the Continuing Affiliates, executed and delivered to Alkermes, in form and substance reasonably acceptable to Alkermes, releasing and discharging each of New Alkermes and the New Alkermes Group Entities from any and all Liabilities to Elan or any Continuing Affiliates in connection with or arising out of any act or omission of any of New Alkermes or any New Alkermes Group Entity or any of their respective officers, directors, employees or agents, in such capacity, at or prior to the Closing, except to the extent such Liabilities are expressly contemplated to be retained by New Alkermes or any New Alkermes Group Entity pursuant to this Agreement (including Article IX), including to the extent such Liabilities are contemplated to be retained by or have been assumed by any of New Alkermes or any New Alkermes Group Entity pursuant to any Reorganization Transfer Agreement, or arise out of this Agreement or any of the Ancillary Agreements;

(xiii) any written releases obtained by Elan pursuant to Section 5.6; and

(xiv) such other documents, instruments and certificates as Alkermes may reasonably request in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 2.14.  Deliveries by Alkermes.  At the Closing, Alkermes shall deliver to Elan:

(i) the certificate required to be delivered by Alkermes pursuant to Section 8.3(c);

(ii) the Cash Payment in U.S. dollars by wire transfer of immediately available funds to an account designated in writing by Elan at least three (3) Business Days prior to the Closing in accordance with Schedule 1;

(iii) a duly executed counterpart of the Shareholder’s Agreement executed by Alkermes;

(iv) counterparts to the IP Transfer Agreement and IP Transfer Loan Note, effective as of immediately prior to the Closing, duly executed by Alkermes, unless Alkermes shall have determined, in its sole discretion, that there has been a change in Law that would materially increase the risk of having an adverse impact on Alkermes or the benefits intended to be achieved by such agreements;

(v) counterparts to any other Ancillary Agreement to be entered into at the Effective Time;

(vi) certificates of the Secretary of Alkermes, dated the Closing Date, (i) as to the incumbency and signatures of the officers or Representatives of Alkermes executing this Agreement and any Ancillary Agreement, together with evidence of the incumbency of such Secretary, and (ii) certifying attached resolutions of the board of directors of Alkermes that authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements, which resolutions shall be in full force and effect at the Effective Time;

(vii) a general release and discharge from New Alkermes, on behalf of itself and its Subsidiaries, executed and delivered to Elan, in form and substance reasonably acceptable to Elan, releasing and discharging each of Elan and the Continuing Affiliates from any and all Liabilities to New Alkermes or any of its Subsidiaries in connection with or arising out of any act or omission of any of Elan or any of its Subsidiaries or any of their respective officers, directors, employees or agents, in such capacity, at or prior to the Closing, except to the extent such Liabilities are expressly contemplated to be retained by Elan or any Continuing Affiliate pursuant to this Agreement (including Article IX), and to the extent such Liabilities are contemplated to be retained by or have been assumed by any of Elan or any Continuing Affiliate pursuant to any Reorganization Transfer Agreement, or arise out of this Agreement or any of the Ancillary Agreements; and

(viii) such other documents, instruments and certificates as Elan may reasonably request in connection with the transactions contemplated by this Agreement.

Section 2.15.  Closing Payments Adjustment

(a) Not less than five (5) Business Days prior to the Closing Date, Elan shall deliver to Alkermes a statement (the “Closing Payment Certificate”), certified as true and correct by Elan’s chief financial officer, setting forth in reasonable detail and accompanied by reasonably detailed back-up documentation, as of the Effective Time, each of (i) the Modified Working Capital (the “Estimated Modified Working Capital”), (ii) the Net Cash Amount (the “Estimated Net Cash Amount”), and (iii) the calculation of the Closing Adjustment Amount (the “Estimated Closing Adjustment Amount”). If the Estimated Closing Adjustment Amount is positive, then the amount of the Cash Payment to be delivered at the Closing shall be increased by the Estimated Closing Adjustment Amount. If the Estimated Closing Adjustment Amount is negative, then the amount of the Cash Payment to be delivered at the Closing shall be reduced by the Estimated Closing Adjustment Amount.

(b) As soon as practicable, but in no event later than ninety (90) days following the Closing Date, New Alkermes shall prepare a calculation, as of the Effective Time, of (i) the Modified Working Capital (the “Closing Modified Working Capital”), (ii) the Net Cash Amount (the “Closing Net Cash Amount”), and (iii) the calculation of the Closing Adjustment Amount (the “Proposed Final Closing Adjustment Amount”). The Closing Modified Working Capital shall be calculated in the same manner and based on the same items as the Modified Working Capital Statement.

(c) After receipt of the calculations of the Closing Modified Working Capital and Closing Net Cash Amount, Elan shall have thirty (30) days to review such calculations together with the workpapers used in the preparation thereof. Elan and its authorized Representatives shall have access upon reasonable notice during normal business hours to all relevant books and records and employees of New Alkermes and the New Alkermes Group Entities to the extent required to complete their review of the calculations of Closing Modified Working Capital and Closing Net Cash Amount; provided, that such access shall not unreasonably disrupt the personnel and operations of New Alkermes or any of its Subsidiaries. Unless Elan delivers written notice to New Alkermes on or prior to the thirtieth (30th) day after Elan’s receipt of the calculations of Closing Modified Working Capital and Closing Net Cash Amount specifying in reasonable detail all disputed items and the basis therefor, Elan shall be deemed to have accepted and agreed to such calculations. If Elan so notifies New Alkermes of its objection to such calculations, New Alkermes and Elan shall, within thirty

(30) days following such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.

(d) If, at the conclusion of the Resolution Period, amounts shall remain in dispute, then all amounts remaining in dispute shall be submitted to Ernst & Young LLP or another firm of internationally recognized independent public accountants (the “Neutral Auditors”) selected by Elan and New Alkermes within ten (10) days after the expiration of the Resolution Period. If Elan and New Alkermes are unable to agree on the Neutral Auditors, then Elan and New Alkermes shall each have the right to request the American Arbitration Association to appoint the Neutral Auditors who shall not have had a material business relationship with Elan, New Alkermes or any of their respective Affiliates within the past two (2) years. The Parties agree to execute, if requested by the Neutral Auditors, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditors shall be borne equally by Elan and New Alkermes. The Neutral Auditors shall act as an arbitrator to determine only those issues still in dispute. The Neutral Auditors’ determination shall be made within thirty (30) days of their selection, shall be set forth in a written statement delivered to Elan and New Alkermes and shall be final, binding and conclusive. The terms “Final Modified Working Capital”, “Final Net Cash Amount” and “Final Closing Adjustment Amount” as used herein, shall mean the definitive Modified Working Capital, Net Cash Amount and Closing Adjustment Amount, in each case, as of the Effective Time, agreed or deemed to have been agreed to by Elan and New Alkermes in accordance with Section 2.15(c) or resulting from the determinations made by the Neutral Auditors in accordance with this Section 2.15(d) (in addition to those items theretofore agreed to by Elan and New Alkermes).

(e) The Closing Payments shall be increased dollar for dollar by the amount, if any, by which the Final Closing Adjustment Amount exceeds the Estimated Closing Adjustment Amount or reduced dollar for dollar by the amount, if any, by which the Estimated Closing Adjustment Amount exceeds the Final Closing Adjustment Amount. For the avoidance of doubt, in the event that the Final Closing Adjustment Amount is not greater or less than the Estimated Closing Adjustment Amount, no adjustment to the Closing Payments shall be made pursuant to this Section 2.15.

(f) Any reduction in the Closing Payments made pursuant to Section 2.15(e) shall be paid by Elan, within five (5) Business Days after the Final Closing Adjustment Amount is agreed upon or deemed to have been agreed upon by New Alkermes and Elan or the written statement of the Neutral Auditors setting forth their determination regarding any remaining disputed items is delivered to New Alkermes and Elan (such fifth (5th) Business Day, the “Adjustment Payment Date”), by delivery to New Alkermes of the amount of such reduction (which shall bear interest from (and including) the Closing Date through (and including) the date of payment at the publicly announced prime interest rate of Citibank, N.A. in effect from time to time for unsecured short-term commercial loans) in cash in U.S. dollars. The amount of any such reduction shall be distributed or contributed to the New Alkermes Group Entities by New Alkermes as necessary or appropriate to reflect the adjustments that resulted in such payment. Any increase in the Closing Payments made pursuant to Section 2.15(e) shall be paid by New Alkermes by delivery to Elan on the Adjustment Payment Date of the amount of the increase (which shall bear interest from (and including) the Closing Date through (and including) the date of payment at the publicly announced prime interest rate of Citibank, N.A. in effect from time to time for unsecured short-term commercial loans) in cash in U.S. dollars. The amount of any such increase shall be allocated or charged to the New Alkermes Group Entities by New Alkermes as necessary or appropriate to reflect the adjustments that resulted in such payment.

ARTICLE III

Representations and Warranties of Elan

Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to Alkermes by Elan on or prior to the date hereof (the “Elan Disclosure Schedule”), Elan hereby makes to Alkermes, as of the date hereof and as of the Closing, each of the representations and warranties contained in this Article III; it being understood that disclosure of any item in any section or subsection of the Elan

Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face.

Section 3.1.  Incorporation; Authorization.  (a) Each Elan Party and each New Alkermes Group Entity is duly organized and validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization. Each of New Alkermes and the New Alkermes Group Entities (i) has the requisite corporate or similar power and authority to own its properties and assets and to carry on its business as it is now being conducted and (ii) is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be so duly qualified to transact business, or to have such power and authority, would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.

(b) Each Elan Party has the requisite corporate or similar power to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Elan Party of this Agreement and the Ancillary Agreements to which it will be a party, the performance by each Elan Party of its obligations hereunder and thereunder and the consummation by each Elan Party of the transactions contemplated hereby and thereby (including the issuance of shares as of the Effective Time as contemplated by Section 2.9(c)) have been duly and validly authorized by the respective boards of directors of each Elan Party and, except for the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, no other corporate proceedings on the part of the Elan Parties, their respective boards of directors or shareholders are necessary therefor.

(c) The execution, delivery and performance of this Agreement and the Ancillary Agreements will not (i) violate any provision of any Governing Documents of any Elan Party or any New Alkermes Group Entity, (ii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate or exercise (whether after the giving of notice or lapse of time or both) any obligation or right under, or result in the imposition of any Lien upon or the creation of a security interest in any of the Purchased Interests, or any of New Alkermes’ or any New Alkermes Group Entity’s assets or properties pursuant to, any Lien, agreement, instrument, order, arbitration award, judgment or decree to which any Elan Party or any New Alkermes Group Entity is a party or by which any of them is bound, or (iii) violate or conflict with any Law or other restriction of any kind or character to which any Elan Party, any Continuing Affiliate or any New Alkermes Group Entity is subject, that, in the case of clauses (ii) or (iii) would, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. This Agreement has been duly executed and delivered by the Elan Parties, and, assuming the due execution hereof by Alkermes, this Agreement constitutes the legal, valid and binding obligations of the Elan Parties, enforceable against the Elan Parties in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). At the Closing, each of the Ancillary Agreements to which any Elan Entity is or will be a party will be duly executed and delivered by such Elan Entity and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing will constitute the legal, valid and binding obligations of such Elan Entity, enforceable against the Elan Entities in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). Elan has delivered to Alkermes a true and correct copy of the Governing Documents in effect at the date hereof of each of New Alkermes and each New Alkermes Group Entity.

(d) Each Elan Entity that will be a party to any Reorganization Transfer Agreement will have the requisite corporate or similar power to execute and deliver such Reorganization Transfer Agreement and to perform its obligations thereunder and to consummate the transactions contemplated thereby when such Reorganization Transfer Agreement is executed and delivered. No later than the Closing, each of the Reorganization Transfer Agreements to which any Elan Entity will be a party will be duly executed and delivered by such Elan Entity and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing will constitute the legal, valid and binding obligations of such Elan Entity, enforceable against such Elan Entity in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

Section 3.2.  Capitalization; Structure.  (a) (i) The authorized capital stock of New Alkermes consists of 450,000,000 New Alkermes Ordinary Shares and 50,000,000 preference shares, of which 1 New Alkermes Ordinary Share is outstanding, is owned by Goodbody Subscriber One Limited and, as of the Closing, there will be 31,900,000 New Alkermes Ordinary Shares outstanding, all of which will be owned by the Elan Shareholder free and clear of all Liens except as provided in this Agreement. (ii) The authorized capital stock of Holdco consists of 1,000,000 Holdco Ordinary Shares, of which 100 Holdco Ordinary Shares are outstanding, all of which are owned by EPIL and, as of the Closing, all of which will be owned by New Alkermes free and clear of all Liens except as provided in this Agreement. (iii) The authorized capital stock of Interco consists of 200,000,000 Interco Ordinary Shares, of which 200 Interco Ordinary Shares are outstanding, 100 of which are owned by Goodbody Subscriber One Limited and 100 of which are owned by Goodbody Subscriber Two Limited and, as of Closing, all of which will be owned by Holdco free and clear of all Liens except as provided in this Agreement. (iv) The authorized capital stock of U.S. Holdco consists of 100 shares of U.S. Holdco Common Stock, of which 100 shares of U.S. Holdco Common Stock are outstanding, all of which are owned by Interco free and clear of all Liens except as provided in this Agreement. (v) The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, of which 99 shares of Merger Sub Common Stock are outstanding, all of which are owned by U.S. Holdco free and clear of all Liens except as provided in this Agreement. (vi) All of the aforesaid New Alkermes Ordinary Shares, the Holdco Ordinary Shares, the Interco Ordinary Shares, the shares of U.S. Holdco Common Stock and the shares of Merger Sub Common Stock are or will be validly issued, fully paid and nonassessable, and free of preemptive rights.

(b) Section 3.2(b) of the Elan Disclosure Schedule sets forth a complete and accurate list of the name of each New Alkermes Group Entity that is not an Elan Party, its jurisdiction of incorporation or organization, the number of outstanding shares of its capital stock or other equity interests of each class and the name and number of shares owned by each holder of any such shares of capital stock or other equity interests. Except as set forth in Section 3.2(b) of the Elan Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of such New Alkermes Group Entities have been validly issued, and are fully paid and nonassessable, are free of preemptive rights, and are owned directly by Elan, the New Alkermes Group Entities and the Transferring Subsidiaries as set forth on Section 3.2(b) of the Elan Disclosure Schedule, free and clear of all Liens. At the Closing, upon consummation of the Transactions, Elan will deliver to Alkermes good and valid title to all of the Purchased Interests.

(c) Except as expressly provided by this Agreement, there are no outstanding options, warrants or other rights of any kind to acquire, or obligations to issue, shares of capital stock of any class of, or other equity interests in, New Alkermes or any New Alkermes Group Entity. None of New Alkermes or the New Alkermes Group Entities owns any equity interest, directly or indirectly, in any Person other than New Alkermes or a New Alkermes Group Entity. There are no outstanding obligations of any New Alkermes Group Entity (i) to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests in any New Alkermes Group Entity or (ii) to grant preemptive or anti-dilutive rights with respect to any such shares or interests.

(d) All of the New Alkermes Ordinary Shares, when issued in the Merger pursuant to this Agreement and delivered pursuant hereto will, at such times, be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. All of the shares issued by the New Alkermes Group Entities as of the Effective Time pursuant to Section 2.9(c), when issued will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of preemptive rights.

(e) None of Elan, any of its Subsidiaries or, to the Knowledge of Elan, any of its Affiliates Beneficially Owns any shares of Alkermes Common Stock.

Section 3.3.  No Consents.  Section 3.3 of the Elan Disclosure Schedule contains a list of all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers required to be made, filed, given or obtained by any of Elan or its Subsidiaries with, to or from any Persons or Governmental Authorities in connection with the consummation of this Agreement (including the Merger), the Reorganization Transfer Agreements or the Ancillary Agreements or the other transactions contemplated hereby or thereby, except for those with respect to which the failure to make, file, give or obtain would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.

Section 3.4.  Financial Statements.  (a) Section 3.4(a) of the Elan Disclosure Schedule sets forth true and complete copies of the audited consolidated statements of income, balance sheets and statements of cash flows of the Business as of and for the twelve months ended December 31, 2009, and December 31, 2008, and the unaudited consolidated statement of income, balance sheet and statement of cash flows of the Business as of and for the twelve months ended December 31, 2010, in each case including any notes thereto (collectively, the “Historical Financial Statements”). The Historical Financial Statements, present fairly in all material respects the consolidated financial position and results of operations and cash flows of the Business for the respective periods or as of the respective dates set forth therein, in each case in accordance with IFRS applied on a consistent basis throughout the periods involved (except, in the case of unaudited statements, as otherwise indicated therein and except for changes resulting from normal and recurring year-end adjustments that are not, in the aggregate, material in nature or amount to the Business, taken as a whole), subject to the Agreed Adjustments. The Historical Financial Statements have been prepared from and in all material respects in accordance with the books and records of the Elan Parties, the Continuing Affiliates, the New Alkermes Group Entities and the Business. The balance sheet as of December 31, 2010 (the “Balance Sheet Date”) included in the Historical Financial Statements is referred to herein as the “Business Balance Sheet.”

(b) The Audited Financial Statements and any other financial statements (including, in each case, any notes thereto), when delivered to Alkermes pursuant to Section 5.20 and Section 5.21 as of the Closing Date, (i) will present fairly in all material respects the combined financial position and results of operations and cash flows of the Business for the respective periods or as of the respective dates set forth therein, in each case in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except, in the case of interim periods, for changes resulting from normal and recurring year-end adjustments that are not, in the aggregate, material in nature or amount to the Business, taken as a whole), subject only to Agreed Adjustments, and (ii) will have been prepared from and in all material respects in accordance with the books and records of the Elan Parties, the Continuing Affiliates, the New Alkermes Group Entities and the Business.

(c) The Target Working Capital amount is equal to the arithmetic average of the Modified Working Capital as of and for the month end reporting date of each month in the twelve-month period ending on March 31, 2011.

Section 3.5.  No Undisclosed Liabilities.  Except for Liabilities (i) which are reflected or reserved against in the Business Balance Sheet, (ii) set forth in Section 3.5 of the Elan Disclosure Schedule or (iii) incurred in the Ordinary Course of Business since the Balance Sheet Date that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect, (a) the Business has no Liabilities that would be required to be reflected on a balance sheet prepared in accordance with IFRS or U.S. GAAP and (b) to the Knowledge of Elan, the Business has no Liabilities whether or not required by IFRS or U.S. GAAP to be reflected or reserved against on the Business Balance Sheet.

Section 3.6.  Properties; Sufficiency.  (a) With the exception of (i) properties disposed of since the Balance Sheet Date in the Ordinary Course of Business and (ii) the Excluded Assets, Elan and its Subsidiaries, taken together, has, and as of the Closing, New Alkermes and the New Alkermes Group Entities, taken together, will have, good and marketable title to, or a valid and existing lease or license, free and clear of all Liens other than Permitted Liens, each piece of real and personal property capitalized on or included in the Business Balance Sheet (or for real and personal property acquired by the Business since the date of the Business Balance Sheet, that would have been, had it been acquired prior to such date, capitalized on or included in the Business Balance Sheet) and each other piece of real and personal property used or held for use in the Business, except where the failure to have such title or hold such lease or license would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Each piece of real property used or held for use by the Business enjoys access and egress over roads abutting such properties which have been taken in charge by the relevant Governmental Authority. Elan has complied with its obligations in every such lease or license, except where the failure to comply would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. All documents necessary to prove such title are in the possession or under the control of Elan (and, as of the Closing, will be in the possession or under the control of New Alkermes or a New Alkermes Group Entity) or, where appropriate, the Irish Land Registry, and are properly stamped.

(b) Section 3.6(b)(i) of the Elan Disclosure Schedule sets forth a list of all the real property owned or leased by Elan or any of its Subsidiaries in connection with the Business (the “Business Real Property”). Elan has made available correct and complete copies of all material leases and subleases (including all material amendments, modifications and side letters thereto, and all notices of default and other material notices thereunder) relating to the Business Real Property to which New Alkermes or any New Alkermes Group Entity is a party, all of which are identified in Section 3.6(b) of the Elan Disclosure Schedule and each of which is valid and in full force and effect. There are no pending or, to the Knowledge of Elan, threatened condemnation proceedings relating to any Business Real Property. Except as set forth on Section 3.6(b)(ii) of the Elan Disclosure Schedule, the construction, ownership, occupancy, use and operation of the Business Real Property has complied and complies in all material respects with all applicable planning, zoning or use Laws, including the Irish Planning Acts 2000-2010 or comparable legislation, and there are no material defaults by Elan or any of its Subsidiaries in respect of the Business Real Property in complying with the requirements of any notice received from a Governmental Authority under any such Laws. Except as disclosed in Section 3.6(b)(iii) of the Elan Disclosure Schedule, none of the properties owned or leased by New Alkermes or any New Alkermes Group Entity or otherwise used in the Business is shared by the Business, on the one hand, and the other businesses, divisions or Subsidiaries of Elan or any Continuing Affiliate, on the other hand.

(c) The buildings, structures and improvements on each Business Real Property are in all material respects in reasonable operating condition and repair, are structurally sound and free of material defects, with no material alterations or repairs required under applicable Law and are suitable in all material respects for their current use, operation and occupancy.

(d) Following the Reorganization immediately prior to the Closing, the Business Assets will constitute all of the assets (other than (i) the Excluded Assets and (ii) services to be provided pursuant to the Transition Services Agreement) necessary to own and operate the Business in the manner being conducted as of the date hereof. Elan and its Subsidiaries collectively own or lease, or otherwise have good and valid rights to, and following the Reorganization and through the Closing, New Alkermes and the New Alkermes Group Entities collectively will own or lease, or otherwise have good and valid rights to, all Business Assets, except for the Excluded Assets and as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Following the Reorganization and immediately prior to the Effective Time, New Alkermes and the New Alkermes Group Entities collectively shall not own or hold any Excluded Assets, and shall not own or hold any assets, or be subject to any Liabilities, not related to the Business, other than the Additional Assets and the Intellectual Property Rights transferred to a New Alkermes Group Entity by Alkermes pursuant to the IP Transfer Agreement.

Section 3.7.  Absence of Certain Changes.  Since the Balance Sheet Date, there has been no (a) change or development in or effect on the Business that has had, or would reasonably be expected to have, a Business Material Adverse Effect, (b) other than in connection with the Transactions, action or omission by any Elan Party, Continuing Affiliate or New Alkermes Group Entity that was not in the Ordinary Course of Business or (c) action or omission that, if taken from the date hereof through the Closing, would violate any of the provisions of Section 5.4(a).

Section 3.8.  Litigation; Orders.  There are no Actions pending or, to the Knowledge of Elan, threatened against the Business, New Alkermes or any New Alkermes Group Entity, or against Elan or any

Continuing Affiliate in respect of the Business that would, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration) against or applicable to the Business, the Business Assets, New Alkermes or any New Alkermes Group Entity or to Elan or any Continuing Affiliate in respect of the Business, that would, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.

Section 3.9.  Intellectual Property.  Elan and its Subsidiaries owns or has a valid license to, and as of the Closing, New Alkermes or a New Alkermes Group Entity will own or have a valid license to, or, in each case, has or will have the right to use, all Business Intellectual Property Rights used in the conduct of the Business. No Business Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by Elan or its Subsidiaries, or will restrict the use thereof by New Alkermes, the New Alkermes Group Entities, any other Subsidiary of New Alkermes or the Business following the Closing, or restricts or would restrict following the Closing the licensing thereof by New Alkermes, the New Alkermes Group Entities, any other Subsidiary of New Alkermes or the Business to any Person. After the Closing, no Business Intellectual Property will be owned by EDDI. None of Elan or its Subsidiaries, in respect of the Business, is infringing on any other Person’s Intellectual Property Rights and, to the Knowledge of Elan, no Person is infringing on any Business Intellectual Property Rights, except, in either case, as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Except for such matters as would not have or reasonably be expected to have a Business Material Adverse Effect: (i) none of Elan or any of its Subsidiaries is a defendant in any action, suit, investigation or proceeding relating to, or otherwise has been notified of, any alleged claim of infringement of any Intellectual Property Right in respect of the Business and (ii) none of Elan or its Subsidiaries has any outstanding claim or suit for any continuing infringement by any other Person of any Business Intellectual Property Rights. Section 3.9 of the Elan Disclosure Schedule sets forth a list of all United States and non-U.S. patents and patent applications, trademark registrations and applications therefor, registered copyrights and applications therefor and trade names of Elan and its Subsidiaries that relate to the Business.

Section 3.10.  Licenses; Authorizations; Reports.  Section 3.10 of the Elan Disclosure Schedule contains a complete and accurate list of all material governmental licenses, consents, qualifications, registrations, clearances, permits, franchises, variances, exemptions and other authorizations issued, granted, given or otherwise made available by or under the authority of, or any required notification to, any Governmental Authority or pursuant to any Law (“Licenses”) necessary for the conduct of the Business as conducted on the date hereof and as of immediately following the Closing, including (i) all authorizations under the Federal Food, Drug and Cosmetic Act of 1938 (the “FDCA”), the Public Health Service Act of 1944 (the “PHSA”) and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated under any of the foregoing or any Similar Law or authorization of any other Governmental Authority, (ii) all authorizations held under the Irish Medicinal Products (Control of Manufacture) Regulations 2007 or the Irish Medicinal Products (Control of Placing on the Market) Regulations 2007 and the regulations of the Irish Medicines Board (“IMB”), (iii) all such authorizations by any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy, marketing, developing or manufacturing of the Products necessary for the lawful operating of the Business as conducted on the date hereof and as of the Closing and (iv) all Environmental Licenses. Each such License (i) will be issued to or be in the name of New Alkermes or a New Alkermes Group Entity as of the Closing and is, or will be at the Closing, in full force and effect, except for those whose failure to be in full force and effect would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect, and (ii) is not subject to any pending or, to the Knowledge of Elan, threatened Action for the purposes of revoking, limiting or amending such License, except for any revocation, amendment or limitation that would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. As of the date hereof, none of Elan or any of its Subsidiaries has received written notice or, to the Knowledge of Elan, any other notice from any Governmental Authority that (A) any such existing License will be revoked or (B) any pending application for any such new License or renewal of any existing License will be denied, except as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.

Section 3.11.  Labor Matters.  (a) With respect to employees of the Business in Ireland, Section 3.11 of the Elan Disclosure Schedule sets forth a list of all agreements with labor unions or associations representing, purporting to represent or attempting to represent any employees of the Business. Except as set forth in Section 3.11 of the Elan Disclosure Schedule, none of Elan or its Subsidiaries is involved in or, to the Knowledge of Elan, threatened with any work stoppage or material labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the employees of the Business in Ireland.

(b) With respect to U.S. employees of the Business, Elan and their Subsidiaries are not bound by any agreements with labor unions or associations representing employees, purporting to represent or attempting to represent any U.S. employees of the Business. None of Elan or its Subsidiaries is involved in or, to the Knowledge of Elan, threatened with any work stoppage or material labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the U.S. employees of New Alkermes or the New Alkermes Group Entities.

Section 3.12.  Compliance with Laws.  (a) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since January 1, 2008, Elan and its Subsidiaries have operated the Business in compliance with all Laws applicable thereto. Since January 1, 2008, none of Elan or any of its Subsidiaries has received any written or, to the Knowledge of Elan, any other communication from a Governmental Authority that (i) alleges that the Business or such Person (in respect of the Business) is in material violation of any applicable Law, including Import/Export Control Laws, (ii) any investigation or review by any Governmental Authority with respect to the Business or such Person is pending or contemplated and, to the Knowledge of Elan, no such investigation or review is threatened.

(b) Since January 1, 2008, all imports, exports, reexports/retransfers, “deemed exports” and “deemed reexports/retransfers” of the Business have been made in all material respects in accordance with all statutory and regulatory requirements under the Export Administration Regulations and associated executive orders, and the Laws implemented by the Office of Foreign Assets Controls, the United States Department of the Treasury and any other applicable import, export control and sanctions Laws (collectively, and any successors or replacements thereof, the “Import/Export Control Laws”).

(c) Since January 1, 2008, all applications, submissions, information and data utilized by Elan or any of its Affiliates in respect of the Business as the basis for, or submitted by or, to the Knowledge of Elan, on behalf of Elan or its Affiliates in connection with, any and all requests for a License relating to the Business or any Products, when submitted to the FDA or other Governmental Authority, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Governmental Authority.

(d) Since January 1, 2008:

(i) New Alkermes, the New Alkermes Group Entities and the Business and, solely in respect of the Business, the Elan Parties and the Continuing Affiliates, have been in compliance, in all material respects, with all legal requirements under (A) the FCPA, (B) the Irish Prevention of Corruption Acts, 1889 to 2010 and the Irish Ethics in Public Office Acts, 1995 to 2001, (C) the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Officials in International Business Transactions and legislation implementing such convention, and (D) all other international anti-bribery conventions and bribery Laws applicable to the Business (collectively, the “Anti-Bribery Laws”);

(ii) none of Elan or its Subsidiaries, or to the Knowledge of Elan, any of their Representatives have, in relationship to the Business, taken any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a Government Official to secure any improper advantage (e.g., to obtain a tax rate lower than allowed by Law) or to obtain or retain business for any Person;

(iii) none of Elan or its Subsidiaries, has received written or, to the Knowledge of Elan, any other notice, and, to the Knowledge of Elan, none of their Representatives has received any notice, of (A) any investigation of or request for information from Elan, its Subsidiaries or any of their Representatives or relating to the Business by law enforcement officials regarding the Anti-Bribery Laws, or (B) any other allegation, investigation or inquiry regarding any of their or the Business’ actual or possible violation of the Anti-Bribery Laws.

(e) None of the remedial measures required by the Corporate Integrity Agreement or any similar agreement with any Governmental Authority affecting Elan or its Affiliates pertain to or create any obligation for New Alkermes, the New Alkermes Group Entities or the Business, and the Corporate Integrity Agreement shall not be applicable to New Alkermes or its Subsidiaries or to the Business in any way following the Closing. None of the allegations set forth in the Corporate Integrity Agreement relate to any activity of New Alkermes, the New Alkermes Group Entities or the Business. There is no agreement or arrangement by Elan or any of its Affiliates with any Governmental Authority, including any state entity or authority, similar to the Corporate Integrity Agreement that is (or, following the Closing, will be) applicable to New Alkermes (or any of its Subsidiaries), the New Alkermes Group Entities or the Business.

(f) The Elan Parties, the Continuing Affiliates and the New Alkermes Group Entities have established and implemented reasonable internal controls and procedures, in respect of the Business, intended to ensure compliance with the Anti-Bribery Laws in respect of the Business, including anticorruption compliance policies that (i) require compliance with the Anti-Bribery Laws and otherwise prohibits bribes or other unlawful payments to Government Officials; (ii) restrict gifts, entertainment, and promotional and marketing expenses for Government Officials; (iii) require diligence on, anticorruption contract language in agreements with, and ongoing monitoring of third parties that may have relations with Government Officials on behalf of New Alkermes, the New Alkermes Group Entities or the Business; (iv) restrict political and charitable contributions; (v) mandate possible discipline for violations of the policy or policies; (vi) require periodic certification by senior executives and relevant sales, financial and accounting officials indicating awareness of and compliance with the policy or policies; (vii) require distribution of the policy or policies to all employees; (viii) require periodic training for relevant employees regarding the policy or policies; (ix) identify a senior executive or executives responsible for implementation and monitoring of the policy or policies and (x) include procedures for reporting and investigating possible violations of the policy or policies.

(g) The New Alkermes Group Entities and, in relation to the Business, the Elan Parties and the Continuing Affiliates have maintained their books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that:

(i) transactions are executed and access to assets is given only in accordance with management’s authorization;

(ii) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability of corporate assets; and

(iii) recorded assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences between recorded and actual assets.

(h) No director or officer of any of the Elan Parties, the Continuing Affiliates or the New Alkermes Group Entities has, directly or indirectly, made false or misleading statements in respect of the Business to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review, or examination of the financial statements of the Business, New Alkermes or any of the New Alkermes Group Entities.

(i) Neither Elan nor any of its Affiliates is in receipt of any payment, guarantee, financial assistance or other aid from a Governmental Authority in respect of the Business that was not, but should have been, notified to the European Commission under Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the common market, or which has been found to be incompatible with the common market.

Section 3.13.  Insurance.  Each of New Alkermes and the New Alkermes Group Entities is, and all of the Business Assets are, covered by valid and currently effective insurance policies issued for the benefit of

New Alkermes and the New Alkermes Group Entities that are customary for companies of similar size to the Business, taken as a whole, in the industry and locale in which the Business operates.

Section 3.14.  Material Contracts.  Section 3.14 of the Elan Disclosure Schedule sets forth all of the following contracts to which New Alkermes or any New Alkermes Group Entity is a party or bound, in respect of which New Alkermes or any New Alkermes Group Entity may have a Liability, or by which any of the assets or properties of any of them or of the Business is bound (a) any employment or consulting agreement with an individual requiring payments of base compensation in excess of $150,000 per year; (b) customer sale and purchase agreements with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate; (c) drug delivery agreements or contract manufacturing agreements; (d) any joint venture, partnership, technical assistance, research and development and other similar collaborative agreements; (e) any contract which prohibits assignment by Elan or any of its Subsidiaries or is terminable by the other party or parties thereto upon a change of control of New Alkermes or any of the New Alkermes Group Entities, other than such contracts the inability to assign or termination of which would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect; (f) any contract or agreement that materially limits or purports to materially limit the ability of New Alkermes or any of the New Alkermes Group Entities or any Affiliates of any of them to compete in any line of business or in any geographic area following the Closing; (g) any contract or agreement between or among one or more of New Alkermes or the New Alkermes Group Entities, on the one hand, and Elan or any Continuing Affiliate or any officer or director of any of New Alkermes or the New Alkermes Group Entities, on the other hand, each an “Affiliate Agreement”; (h) any contract, agreement or arrangement, entered into other than in the Ordinary Course of Business, with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate; (i) any service and supply agreements with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate; (j) any licensing agreements (either as licensor or licensee); (k) any distributor, franchise, commission or agency and sales representative agreements; (l) any derivative agreements; (m) any contracts of a loss-making nature; (n) any contracts which cannot readily be fulfilled or performed on time without undue, or unusual expenditure of money or effort by any of the Elan Parties, the Continuing Affiliates or the New Alkermes Group Entities; (o) any agreements which are in the process of being negotiated or modified (including term sheets in respect thereof) involving Business Intellectual Property Rights or with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate and (p) any material amendments, modifications, extensions or renewals of any of the foregoing or any exercise of any option in respect of any of the foregoing. The contracts required to be so listed are referred to herein as “Business Material Contracts.” With respect to all Business Material Contracts, (i) none of the Elan Parties, any Continuing Affiliate or any New Alkermes Group Entity, nor, to the Knowledge of Elan, any other party to any such Business Material Contract is in breach thereof or default thereunder, and (ii) there does not exist under any provision thereof, any event that, with the giving of notice or the lapse of time or both, would constitute such a breach or default, except for such breaches, defaults and events which in the case of clauses (i) and (ii) would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Elan has provided to Alkermes true, correct and complete copies of all Business Material Contracts; provided, that, if, in the opinion of counsel to Elan, the provision of a contract pursuant to clause (o) would violate applicable antitrust Laws, then such contract shall instead have been provided to (and solely for review by) outside counsel to Alkermes. Section 3.14(2) of the Elan Disclosure Schedule lists, as of the date hereof, each note, mortgage, indenture and other obligation and agreement and other instrument for or relating to any lending or borrowing (including assumed or guaranteed debt) effected by New Alkermes or any New Alkermes Group Entity or to which any properties or assets of any of them or of the Business are subject.

Section 3.15.  Brokers, Finders.  Except for the services of the Elan Financial Advisors, neither Elan nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

Section 3.16.  Opinion.  The board of directors of Elan has received the opinion of an internationally recognized financial advisor, dated the date of this Agreement, to the effect that the consideration to be received by Elan in connection with the Transactions is fair from a financial point of view to Elan.

Section 3.17.  Board Approval.  (a) The board of directors of Elan by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly determined that the Transactions are fair and in the best interests of Elan, and approved this Agreement and its execution for and on behalf of Elan.

(b) The board of directors of Merger Sub, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that it is advisable and in the best interests of Merger Sub to effect the Transactions, and (ii) approved and adopted this Agreement and the Plan of Merger contained herein and its execution for and on behalf of Merger Sub.

Section 3.18.  No Shareholder Vote.  No vote of the holders of any class of the issued share capital of Elan is necessary to approve the disposal of the Business pursuant to this Agreement.

Section 3.19.  Environmental Health and Safety Matters.  (a) Except as set forth on Section 3.19 of the Elan Disclosure Schedule, or as has not or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since January 1, 2008, the Business, New Alkermes the New Alkermes Group Entities and their activities and operations have been and are in compliance with all applicable Environmental Laws.

(b) Since January 1, 2008, the Business, New Alkermes and the New Alkermes Group Entities maintain and have been and are in compliance with all Environmental Licenses required for their activities and operations. All such Environmental Licenses were validly issued and are in full force and effect. All applications, notices and other documents have been filed as necessary to effect the timely renewal or issuance of such Environmental Licenses. Such Environmental Licenses contain no terms or conditions that will require material changes or limitations on the activities and operations of the Business.

(c) The Business, New Alkermes and the New Alkermes Group Entities are not parties to any Action nor have they received any written notice, demand letter, complaint or information request from a Governmental Authority or any other Person alleging a violation of, or any Liability of any of them under, any Environmental Law or Environmental License, including any relating to the Release or presence of, or exposure to, any Hazardous Substance, and, to the Knowledge of Elan, no such Action is threatened.

(d) To the Knowledge of Elan, there are no conditions or occurrences, including the Release or presence of, or exposure to, any Hazardous Substance, reasonably anticipated to result in material Liabilities to, or requirements for Remediation by, the Business, New Alkermes or the New Alkermes Group Entities, pursuant to any Environmental Law.

(e) No Liens arising under or pursuant to any Environmental Law or restrictions on use as a result of the Release or presence of any Hazardous Substance have been or are imposed on the properties associated with the Business, New Alkermes or any of the New Alkermes Group Entities, and, to the Knowledge of Elan, no Action to impose such a Lien or restriction is pending or threatened.

(f) To the Knowledge of Elan, all waste material generated by the Business, New Alkermes or the New Alkermes Group Entities and sent off-site for storage, treatment, recycling or disposal has been sent to facilities that operate in compliance with applicable Environmental Laws. The Business, New Alkermes and the New Alkermes Group Entities have not been identified as potentially responsible parties at any third party sites pursuant to any Environmental Law (including the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980).

(g) To the Knowledge of Elan, no asbestos-containing materials, polychlorinated biphenyls, or underground storage tanks are present at, in, on or under the properties associated with the Business, New Alkermes or the New Alkermes Group Entities.

(h) None of New Alkermes or the New Alkermes Group Entities has assumed by written or, to the Knowledge of Elan, oral agreement any Liabilities pursuant to any Environmental Law.

(i) Elan has provided to Alkermes copies of all written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents relating to the Business or the properties associated with the Business, New Alkermes or the New Alkermes Group Entities, including any documents relating to the Release or presence of, or exposure to, any Hazardous Substance.

Section 3.20.  Employee Benefit Plans.  (a) Elan has made available to Alkermes copies of each Employee Plan and all amendments subsequent thereto and any material communications related thereto or notices thereunder, during the twelve (12) month period preceding the date hereof, together with the most recent annual report, if required by Law, summary plan description and any material modifications thereto, actuarial valuation report prepared in connection with any such Employee Plan and all trust agreements, insurance contracts and other funding vehicles relating thereto. Section 3.20(a) of the Elan Disclosure Schedule lists all Employee Plans.

(b) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each trust created under any such Employee Plan that is intended to be exempt from tax under Section 501(a) of the Code or any Similar Law has received a favorable determination letter from the IRS. Elan has provided to Alkermes the most recent determination letter of the Internal Revenue Service relating to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including ERISA and the Code and Similar Laws.

(c) There has been no amendment to, written interpretation of or announcement (whether or not written) by Elan, New Alkermes or any New Alkermes Group Entity relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof, nor has any of New Alkermes or any New Alkermes Group Entity undertaken to make any such amendments or to adopt or approve any new Employee Plan.

(d) Neither Elan nor any Subsidiary thereof maintains an Employee Plan that is subject to Title IV of ERISA or any Similar Law. No Employee Plan is a Multiemployer Plan.

(e) Section 3.20(e) of the Elan Disclosure Schedule sets forth: (i) each Employee Plan under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event such as termination of employment) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of New Alkermes or any New Alkermes Group Entity, or for which New Alkermes or any New Alkermes Group Entity could be liable in an amount which would be material, or would limit the right of any of New Alkermes or the New Alkermes Group Entities to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust; and (ii) estimates of the aggregate dollar amounts payable by New Alkermes or the New Alkermes Group Entities pursuant to or with respect to bonuses and other incentive compensation in connection with or as a result of the consummation of the transactions contemplated hereby.

(f) There are no pending or, to the Knowledge of Elan, threatened claims (other than claims for benefits in the ordinary course), investigations, lawsuits or arbitrations which have been asserted or instituted against the Employee Plans, any fiduciaries thereof with respect to their duties to such Employee Plans or the assets of any of the trusts under any of such Employee Plans which would reasonably be expected to result in any Liability of New Alkermes or the New Alkermes Group Entities to the PBGC, the Department of Treasury, the Department of Labor, or any other Governmental Authority, or to any of such Employee Plan, any participant in any such Employee Plan, or any other party. Without limiting the generality of the foregoing, none of New Alkermes or the New Alkermes Group Entities has any actual or contingent Liability under any such Employee Plan or under any applicable Law for pay or benefits incurred as a result of corporate restructuring, downsizing, layoffs or similar events that has not been fully satisfied or adequately reserved for in Historical Financial Statements or in the Audited Financial Statements, when delivered.

(g) Section 3.20(g)(i) of the Elan Disclosure Schedule sets forth complete and accurate details (including terms and conditions of employment) of all employees of Elan and its Affiliates who are engaged in the Business and employed in Ireland as of the date hereof and whom the Parties intend to become Ireland Employees, and Section 3.20(g)(i) of the Elan Disclosure Schedule sets forth complete and accurate details (including terms and conditions of employment) of all employees of the U.S. Acquired Entities who are engaged in the Business and employed in the United States as of the date hereof and whom the Parties intend to become U.S. Employees. These details, or where appropriate copies of documents, include the following relating to each Transferred Employee: date of birth; date of commencement of employment; remuneration (including overtime pay, bonus, commission, profit sharing, share options, permanent health insurance, medical expenses insurance, and cars and car allowances); notice periods; active or inactive status, any arrangements or assurances, whether or not legally binding, for the payment of compensation on termination of employment and copies of all currently in force consultancy contracts in connection with the Business.

(h) Since the Balance Sheet Date, there has been no material alteration in the terms of employment of Transferred Employees. Elan and its Affiliates have not offered, promised or agreed to any future variation in any contract of employment of any of Transferred Employee.

(i) There are no claims pending or threatened against Elan and its Subsidiaries in respect of any accident, injury, disability or ill-health, termination of employment or in respect of terms and conditions of employment, or under any Laws concerning fair employment, minimum wage, discrimination, equality or similar Laws, involving Transferred Employees. To the Knowledge of Elan, there are no circumstances which could give rise to such a claim by any of the Transferred Employees.

(j) Except as set forth in Section 3.20(j) of the Elan Disclosure Schedule, Elan and its Subsidiaries are not engaged or involved in any dispute, claim or Action (whether arising under contract, common law, statute or in equity) with any of the Transferred Employees or any other person currently or previously employed by or engaged in the Business or their dependents and, to the Knowledge of Elan, there are no circumstances which could give rise to any such dispute, claim or Action.

(k) No Transferred Employee has given notice or is under notice of termination of employment.

(l) In respect of each of the Ireland Employees, Elan and its Subsidiaries have: (i) performed all obligations and duties required to be performed by it, whether arising under contract, statute, common law or in equity or otherwise; (ii) abided by the terms of any agreement or arrangement with any employee representative or body of employees or their representatives (whether binding or not) which may affect the Ireland Employees; (iii) fully complied with its obligations under the Transfer Regulations in relation to any matter concerning or arising from this Agreement or affecting the Ireland Employees; (iv) maintained adequate, suitable and up to date records relating to the Ireland Employees; and (v) operated the PAYE system in accordance with all relevant rules, made all deductions required to be made in respect of income tax, pay-related social insurance and levies and has paid to Irish Revenue and any other appropriate authority all Taxes, including PAYE and other levies due in respect of the Ireland Employees in connection with their employment by Elan and its Subsidiaries.

(m) The Ireland Employees are lawfully entitled to work for Elan and its Subsidiaries without restriction or any visa, permit or consent being required. Elan and its Affiliates have complied with the Employment Permits Acts 2003 and 2006 and all legislation and rules previously in force relating to any of the matters covered by such legislation.

(n) Every employment contract between Elan and its Subsidiaries and the Ireland Employees can be terminated by Elan and its Subsidiaries by 12 weeks’ notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy, unfair dismissal payment or amounts required under an Elan written severance policy that are, in each case, consistent with the severance payments made to Ireland Employees under the policy entitled “Elan Employee Information Booklet Ireland 2010” in calendar year 2010).

(o) Elan and its Subsidiaries have complied in all respects with all conditions of service, codes of practice and customs and practice which may affect the Ireland Employees.

(p) Elan and its Subsidiaries are not, nor have they been, a party to a dispute nor is there a threat of a dispute, pursuant to the Industrial Relations Acts 1946 — 2004, the Industrial Relations Act 1990 (Enhanced Code of Practice on Voluntary Dispute Resolution) (Declaration) Order 2004 (S.I. 76 of 2004) or the Industrial Relations Act 1990 (Code of Practice on Voluntary Dispute Resolution) (Declaration) Order 2000 (S.I. 145 of 2000).

Section 3.21.  Acquisition of Shares for Investment.  Elan agrees and acknowledges that any New Alkermes Ordinary Shares it Beneficially Owns may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act.

Section 3.22.  Operations of Certain Entities.  Each of New Alkermes and each New Alkermes Group Entity is, or will be as of the Closing, a direct or indirect wholly owned subsidiary of Elan, and, other than in the case of EHI, (i) has been formed solely for the purpose of engaging in a reorganization of the Business, (ii) since incorporation has engaged in no other business activities other than those incident to its organization, a reorganization of the Business and the Transactions, as contemplated by this Agreement, and (iii) has no Liabilities other than those Liabilities expressly provided for herein.

Section 3.23.  Products; Recalls.  Since January 1, 2008:

(a) except as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect, all Products manufactured and supplied by Elan in respect of the Business: (i) were manufactured in compliance with applicable Law, including applicable cGMPs or Similar Laws; (ii) conformed to the specifications for the manufacture, storage, and handling of such Product in effect at the time of delivery thereof; (iii) were not adulterated or misbranded within the meaning of the FDCA or Similar Laws; and (iv) conformed to the Certificate of Analysis and Conformity supplied with the shipment of such Product;

(b) there have been no seizures, recalls or withdrawals related to the Products; and

(c) there have been no tampering incidents relating to the Products.

ARTICLE IV

Representations and Warranties of Alkermes

Except as set forth in (i) the corresponding sections or subsections of the disclosure schedule delivered to Elan by Alkermes on or prior to the date hereof (the “Alkermes Disclosure Schedule”) or (ii) the Alkermes SEC Reports filed with the SEC since January 1, 2010 and prior to the date hereof (except for cautionary, predictive or forward-looking statements contained therein), Alkermes hereby makes to Elan, as of the date hereof and as of the Closing, each of the representations and warranties contained in this Article IV; it being understood that disclosure of any item in any section or subsection of the Alkermes Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face.

Section 4.1.  Incorporation; Authorization.  (a) Alkermes and each of its Subsidiaries is duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of Alkermes and its Subsidiaries (i) has the requisite corporate or similar power and authority to own its properties and assets and to carry on its business as it is now being conducted and (ii) is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be so be duly qualified to transact business, or to have such power and authority, would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.

(b) Alkermes has the requisite corporate power to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Alkermes of this Agreement and the Ancillary Agreements, the performance by Alkermes of its obligations hereunder and thereunder and the consummation by Alkermes of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Alkermes and, except for the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and except for obtaining the approval and adoption by the shareholders of Alkermes of the Merger by the Required Alkermes Vote, no other corporate proceedings on the part of Alkermes, its board of directors or shareholders are necessary therefor.

(c) The execution, delivery and performance of this Agreement and the Ancillary Agreements will not (i) violate any provision of Alkermes’ Governing Documents, (ii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate or exercise (whether after the giving of notice or lapse of time or both) any obligation or right under, or result in the imposition of any Lien upon or the creation of a security interest in any shares of capital stock of Alkermes or any of Alkermes’ assets or properties pursuant to, any Lien, agreement, instrument, order, arbitration award, judgment or decree to which Alkermes or any of its Subsidiaries is a party or by which any of them is bound, or (iii) violate or conflict with any other restriction of any kind or character to which Alkermes or any of its Subsidiaries is subject, that, in the case of clauses (ii) or (iii) would, individually or in the aggregate, have or reasonably be expected to have a Alkermes Material Adverse Effect. This Agreement has been duly executed and delivered by Alkermes, and, assuming the due execution hereof by the Elan Parties, this Agreement constitutes the legal, valid and binding obligation of Alkermes, enforceable against Alkermes in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). At the Closing, each of the Ancillary Agreements to which Alkermes is a party will be duly executed and delivered by Alkermes and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing will constitute the legal, valid and binding obligations of Alkermes, enforceable against Alkermes in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). Alkermes has made available to Elan true and correct copies of the Governing Documents of Alkermes.

Section 4.2.  Capitalization; Structure.  (a) As of March 31, 2011, the authorized capital stock of Alkermes consisted of (i) 160,000,000 shares of Alkermes Common Stock, of which (A) 105,771,507 were issued and 95,702,299 were outstanding, (B) 10,069,208 were held in the treasury of Alkermes, (C) 5,406,531 were reserved and available for issuance under Alkermes’ stock-based incentive plans, (D) 16,985,009 were subject to outstanding options to acquire shares of Alkermes Common Stock (such options, collectively with any similar options granted after the date hereof, the “Alkermes Options”), (E) 1,925,515 were subject to outstanding stock awards other than Alkermes Options (whether subject to service-based or performance-based vesting) (such stock awards, collectively with any similar stock awards granted after the date hereof, the “Alkermes Stock Awards”) (ii) 450,000 shares of non-voting common stock, par value $0.01 per share, of which 382,632 were issued and outstanding, and (iii) 3,000,000 shares of preferred stock, par value $0.01 per share, of which 0 were outstanding and 3,000 of which have been designated as 2002 Redeemable Convertible Preferred Stock and 110,000 of which have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights (the “Rights”) distributed to the holders of shares of Alkermes Common Stock pursuant to the Alkermes Rights Agreement. Since March 31, 2011 to the date of this Agreement, there have been no issuances of shares of the capital stock of Alkermes other than issuances of shares (and the related Rights) pursuant to options or rights outstanding as of March 31, 2011 or granted since such time under Alkermes’ stock-based incentive plans in the Ordinary Course of Business. All of the issued and outstanding shares of capital stock of Alkermes are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(b) Section 4.2(b) of the Alkermes Disclosure Schedule sets forth a list of all of the Subsidiaries of Alkermes as of the date of this Agreement. All of the outstanding shares of capital stock or other equity interests of each of Alkermes’ Subsidiaries have been validly issued, and are fully paid and nonassessable and free of preemptive rights, and are owned directly or indirectly by Alkermes, free and clear of all Liens. Neither Alkermes nor any of its Subsidiaries directly or indirectly owns any equity interest in any Person, other than the Subsidiaries of Alkermes, that is or would be expected to be material to Alkermes and its Subsidiaries taken as a whole. Except for (i) the Rights and (ii) options and other stock-based awards covering up to 18,910,524 shares of Alkermes Common Stock outstanding on March 31, 2011, as of the date hereof there are no outstanding options, warrants or other rights of any kind to acquire from Alkermes or any of its Subsidiaries, or obligations of Alkermes or its Subsidiaries to issue, shares of capital stock of any class of, or other equity interests in, Alkermes.

Section 4.3.  Litigation; Orders.  Except as set forth in the Alkermes SEC Reports filed prior to the date hereof or disclosed in Section 4.3 of the Alkermes Disclosure Schedule, there are no Actions pending or, to the Knowledge of Alkermes, threatened against Alkermes or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration) against Alkermes or any of its Subsidiaries or any of their respective properties or businesses that would, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.

Section 4.4.  Authorizations; Consents.  Section 4.4 of the Alkermes Disclosure Schedule contains a list of all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers required to be made, filed, given or obtained by Alkermes or any of its Subsidiaries with, to or from any Persons or Governmental Authorities in connection with the consummation of this Agreement (including the Merger) or the Ancillary Agreements or the other transactions contemplated hereby or thereby, except for those with respect to which the failure to make, file, give or obtain would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.

Section 4.5.  Compliance with Laws.  Except as set forth in the Alkermes SEC Reports filed prior to the date hereof, the conduct of the businesses of Alkermes and its Subsidiaries complies with all Laws applicable thereto, except for those violations of Law which would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.

Section 4.6.  SEC Reports; Financial Statements.  (a) Alkermes has filed all forms, reports and documents (including all Exhibits, Schedules and Annexes thereto) required to be filed by it with the SEC since January 1, 2008, including any amendments or supplements thereto (collectively, the “Alkermes SEC Reports”). As of their respective dates, none of the Alkermes SEC Reports (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including all related notes and schedules thereto), contained in the Alkermes SEC Reports (or incorporated therein by reference) (the “Alkermes Financial Statements”) fairly present in all material respects the consolidated financial position and results of operations and cash flows of Alkermes and its Subsidiaries for the respective periods or as of the respective dates set forth therein, in each case in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as otherwise indicated therein and except, in the case of unaudited Alkermes Financial Statements, for changes resulting from normal and recurring year-end adjustments).

Section 4.7.  No Undisclosed Liabilities.  Except for Liabilities (a) which are reflected or reserved against in the audited balance sheet as of March 31, 2010 (the “Alkermes Balance Sheet Date”) or notes thereto included in Alkermes’ Annual Report on Form 10-K for the period ended March 31, 2010 (the “Alkermes Balance Sheet”), (b) set forth in Section 4.7 of the Alkermes Disclosure Schedule or (c) incurred in the Ordinary Course of Business since the Alkermes Balance Sheet Date, that, individually or in the aggregate, have not had and would not reasonably be expected to have an Alkermes Material Adverse Effect, (i) Alkermes has no Liabilities that would be required to be reflected on a balance sheet prepared in accordance with U.S. GAAP, (ii) to the Knowledge of Alkermes, Alkermes has no Liabilities whether or not required by U.S. GAAP to be reflected or reserved against on the Alkermes Balance Sheet.

Section 4.8.  Absence of Certain Changes.  Since the Alkermes Balance Sheet Date, there has been no (a) change or development in or effect on Alkermes and its Subsidiaries taken as a whole that has had, or would reasonably be expected to have, an Alkermes Material Adverse Effect, (b) other than in connection with the transactions contemplated by this Agreement, action or omission by Alkermes that was not in the Ordinary Course of Business or (c) action or omission that, if taken from the date hereof through the Closing, would violate any of the provisions of Section 5.4(b).

Section 4.9.  Brokers, Finders.  Except for the services of the Alkermes Financial Advisor, neither Alkermes nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

Section 4.10.  Opinions of Alkermes Financial Advisor.  The board of directors of Alkermes has received the opinion of the Alkermes Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be paid by Alkermes in connection with the Transactions is fair from a financial point of view to Alkermes, and such opinion contains the consent of the Alkermes Financial Advisor to the inclusion in full of the text of such opinion in any document delivered to the shareholders of Alkermes in connection with the transactions contemplated by this Agreement.

Section 4.11.  Board Approval.  The board of directors of Alkermes, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Alkermes and its shareholders, (ii) approved and adopted this Agreement and the Plan of Merger contained herein and (iii) determined to recommend to the shareholders of Alkermes that such shareholders approve and adopt this Agreement and the transactions contemplated hereby (including the Plan of Merger contained in this Agreement).

Section 4.12.  Required Shareholder Vote.  The affirmative vote of a majority of the votes cast by all holders of the outstanding shares of Alkermes Common Stock entitled to vote on the Merger is the only vote of the holders of any class of capital stock of Alkermes necessary to approve the Merger (the “Required Alkermes Vote”).

Section 4.13.  Antitakeover Statute.  Alkermes has taken or will take prior to the Closing all action necessary to exempt the Merger and this Agreement and the transactions contemplated hereby from the provisions of Subchapter 25D (including Section 2538), and Subchapters 25E, 25F, 25G, 25H, 25I and 25J of the PBCL.

Section 4.14.  Financing.

(a) Alkermes has delivered to Elan true and complete copies of the fully executed commitment letter, dated May 9, 2011 between Alkermes and Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, and excerpts of those portions of the fee letter associated therewith that contain any conditions to funding or “flex” provisions or other provisions (excluding provisions related solely to fees and economic terms) regarding the terms and conditions of the financing to be provided thereby, pursuant to which and subject to the terms and conditions thereof the lenders party thereto have agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and such fee letter, as modified to add additional lenders and other parties, collectively, the “Commitment Letter”).

(b) As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes a valid and binding agreement of each of Alkermes and, to the Knowledge of Alkermes, the parties thereto

(subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity) and the commitments thereunder have not been withdrawn or terminated. As of the date of this Agreement, the Commitment Letter has not been amended, supplemented or otherwise modified in any respect. Other than as expressly set forth in the Commitment Letter, there are (i) no conditions precedent or contingencies related to the funding of the full net proceeds of the Financing (including pursuant to any “flex” provisions in connection therewith) and (ii) as of the date of this Agreement, no agreements, side letters, arrangements or understandings that would, or would reasonably be expected to, affect the availability of the Financing.

(c) The net proceeds of the Financing, when and if funded, together with other financial resources of Alkermes including cash on hand of Alkermes on the Closing Date, will, in the aggregate, be sufficient for the payment of the Cash Payment. Assuming the accuracy of Elan’s representations and warranties contained in Article III, as of the date of this Agreement, no event has occurred that would constitute a breach or default (or an event that with notice or lapse of time or both would constitute a default), in each case, on the part of Alkermes under the Commitment Letter. Alkermes has fully paid all commitment fees or other fees required pursuant to the Commitment Letter to the extent required thereunder to be paid prior to the date of this Agreement.

ARTICLE V

Covenants of the Parties

Section 5.1.  Access to Information; Retention of Records; Confidentiality.  (a) From the date hereof through the Closing, the Elan Parties shall, and shall cause their respective Subsidiaries to, (i) afford to Alkermes and the Financing Parties and their respective accountants, counsel and other Representatives reasonable access during regular business hours, upon reasonable advance notice, to the offices, plants, properties, books and records and employees of New Alkermes and the New Alkermes Group Entities and, to the extent related to the Business, Elan and its other Subsidiaries, and their agents and consultants, and (ii) furnish to Alkermes and the Financing Parties and their respective accountants, counsel and other Representatives all such information and data concerning the Business and the Reorganization as Alkermes, the Financing Parties or their respective Representatives may reasonably request (except to the extent that such information is subject to attorney-client privilege), in each case, subject to any applicable Laws, in order that Alkermes and the Financing Parties may make reasonable investigations of the affairs of the Business, New Alkermes, and the New Alkermes Group Entities.

(b) From the date hereof through the Closing, Alkermes shall, and shall cause its Subsidiaries to, (i) afford to Elan and Elan’s accountants, counsel and other Representatives reasonable access during regular business hours, upon reasonable advance notice, to the offices, plants, properties, books and records and employees of Alkermes and its Subsidiaries, and their agents and consultants, and (ii) furnish to Elan and its accountants, counsel and other Representatives all such information and data as Elan or such Representatives may reasonably request (except to the extent that such information is subject to attorney-client privilege), in each case, subject to any applicable Laws, in order that Elan may make reasonable investigations of the affairs of Alkermes and its Subsidiaries.

(c) From the Closing Date until the seventh (7th) anniversary thereof, Elan shall, and shall cause the Continuing Affiliates and each of their Representatives to, treat as confidential and shall safeguard any and all information, know-how, knowledge and data (other than historical financial reporting information) relating to the Business (the “Acquired Confidential Information”), in each case in their respective possession by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, know-how, knowledge and data as Elan used with respect thereto prior to the date hereof. From the Closing Date until the seventh (7th) anniversary thereof, New Alkermes and its Subsidiaries shall, and shall cause each of their Representatives to, treat as confidential and shall safeguard any and all information, know-how, knowledge and data (other than historical financial reporting information) relating to Elan’s business (other than the Business)(the “Retained Confidential Information”) in their respective possession by using the same degree of care, but not less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, know-how, knowledge and data as New Alkermes uses with respect to the Acquired Confidential Information. Prior to the seventh (7th) anniversary of the Closing Date, the Parties agree that each of them and their respective Subsidiaries and Representatives may only disclose Acquired Confidential Information or Retained Confidential Information, as the case may be, (i) to the extent counsel to such Person advises that disclosure is required to comply with Law (provided that such Party shall provide prior written notice to the other Parties of such disclosure unless prohibited by Law) as promptly as practical and shall seek to limit any such disclosure and to protect from public disclosure by way of a protective order or otherwise, in each case, to the extent permitted by Law), and (ii) to its Representatives who reasonably need to know such information for purposes of this Agreement or any Ancillary Agreement (provided that each Party shall instruct any such Representative to keep such information confidential in accordance with this Agreement). In no event shall Elan use, or permit any other Person to use, the Acquired Confidential Information for any purpose other than as expressly contemplated under this Agreement or any Ancillary Agreement. In no event shall New Alkermes use, or permit any other Person to use, the Retained Confidential Information for any purpose other than as expressly contemplated under this Agreement or any Ancillary Agreement. Notwithstanding the foregoing, the Confidentiality Agreement between EPIL and Alkermes, dated December 22, 2010 (the “Confidentiality Agreement”) shall continue in full force and effect and survive the Closing in accordance with the terms thereof; provided, that from and after the Closing, the restrictions on the use and disclosure of “Information” (as defined in the Confidentiality Agreement) set forth therein shall not apply to New Alkermes and its Affiliates and Representatives in respect of any such Information relating to the Business, New Alkermes or the New Alkermes Group Entities (in addition to, for the avoidance of doubt, constituting Acquired Confidential Information under this Agreement). The Parties acknowledge that the confidentiality obligations set forth in this Section 5.1(c) shall not extend to information, knowledge and data that (i) is or becomes publicly available through no act or omission of a Party owing a confidentiality obligation imposed by this Section 5.1(c) in respect of such information, knowledge and data (a “Receiving Party”), (ii) is or becomes available to a Receiving Party on a non-confidential basis from a source other than the Party to which such information, knowledge and data relates; provided, that the source of such information, knowledge and data was not known to the Receiving Party to be bound by confidentiality obligations to the Party to which such information, knowledge and data relates, or (iii) the Receiving Party can establish that it independently developed such information, knowledge and data without reference to information, knowledge and data provided to such Receiving Party in connection with the transactions contemplated hereby and, in the case of Elan, its Continuing Affiliates and each of their Representatives, without reference to any Acquired Confidential Information.

(d) Notwithstanding the restrictions contained in Section 5.1(c), Elan may disclose such information as is required by applicable Law to a third party purchaser of any or all New Alkermes Ordinary Shares held by Elan or any Continuing Affiliate in a privately- negotiated transaction to the extent permitted by and pursuant to Section 5.1(c)(ii) of the Shareholder’s Agreement; provided, that it shall be a condition to any such disclosure that such third party purchaser shall have entered into a confidentiality agreement with New Alkermes in respect of any such information on terms and conditions reasonably satisfactory to New Alkermes, and in any event, containing restrictions on the disclosure and use of any such information no less restrictive than those contained herein.

(e) No review pursuant to this Section 5.1 shall affect or be deemed to modify or qualify any representation or warranty contained herein, the covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

(f) Following the Closing until the seventh (7th) anniversary thereof, Elan shall, and shall cause its Subsidiaries to, (i) retain those Books and Records that relate in part to the Business but which do not relate primarily to the Business and (ii) afford to New Alkermes and New Alkermes’ accountants, counsel and other Representatives reasonable access to inspect and copy during regular business hours, upon reasonable advance notice, any such Books and Records retained by Elan or any of its Subsidiaries, but such access need be given only with respect to the portion of such Books and Records as are related to the operations of the Business. After the seventh (7th) anniversary of the Closing, Elan shall give New Alkermes at least twenty (20) Business

Days’ notice of any intention to discard or destroy such Books and Records so that New Alkermes may elect, at its own expense, to take possession of or otherwise copy any such Books and Records.

(g) Following the Closing until the seventh (7th) anniversary thereof, New Alkermes shall, and shall cause its Subsidiaries to, (i) retain all Transferred Books and Records in the possession of New Alkermes or the New Alkermes Group Entities as of the Closing or delivered pursuant to this Agreement and (ii) afford to Elan and Elan’s accountants, counsel and other Representatives reasonable access to inspect and copy during regular business hours, upon reasonable advance notice, any Transferred Books and Records (or parts thereof as are required) in connection with matters that are the subject of indemnification under Section 9.2 or otherwise necessary for Elan to comply with the terms of this Agreement or any applicable Law.

Section 5.2.  Filings; Other Actions; Notification.  (a) Each of the Parties shall use (and shall cause its respective Subsidiaries, officers and directors, and shall use reasonable best efforts to cause its Affiliates, attorneys, accountants and Representatives, to use) their respective reasonable best efforts as soon as practicable to take or cause to be taken all actions, and to do or cause to be done all things, necessary, proper or advisable on its part under applicable Law, this Agreement and the Ancillary Agreements to consummate and make effective the Merger and any other Transaction contemplated by this Agreement or the Ancillary Agreements, including (i) preparing and filing with the SEC the filings described in Section 5.11 and all necessary amendments or supplements to those filings; (ii) preparing, providing and filing all documentation and other information to effect all necessary notices, reports, applications, filings and other submissions, and to obtain as promptly as is practicable all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, decisions, determinations or other permissions or actions necessary or advisable to be obtained from any Governmental Authority or any other Person in order to consummate the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements; (iii) providing all such information concerning such Party, its Subsidiaries and its officers, directors, employees, partners and Affiliates as may be necessary or reasonably requested in connection with any of the foregoing; and (iv) avoiding the issuance or entry of, or have vacated or terminated, any decree, order, injunction, judgment, decision or determination that would, in whole or in part, restrain, prevent or delay the consummation of the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements; provided, that Alkermes shall not be required to offer, take or agree to any actions in connection with, or agree to, any hold separate order, sale, divestiture or disposition of plants, assets or businesses (of Alkermes or the Business) and the Elan Parties shall not do any of the foregoing without the consent of Alkermes (acting in its sole discretion).

(b) Each of the Parties shall cooperate regarding, and keep the other Parties reasonably apprised of the status of, matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection (i) with obtaining all necessary notices, reports, applications, filings and other submissions, and to obtain as promptly as is practicable all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, decisions, determinations or other permissions or actions of any Governmental Authority and (ii) all other communications with any Governmental Authority (which for purposes of this Section 5.2 includes staff of Governmental Authorities and any elected member of a Governmental Authority and their staff) with respect to the Merger or any of the other transactions contemplated by this Agreement. In that regard, each Party shall: (A) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others orally of), any communications from or with any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement; (B) permit the other Parties to review and discuss in advance, and consider in good faith the views of the others in connection with, any proposed written (or any proposed oral) communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement; (C) not participate in any meeting or oral communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat; (D) furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof, including summaries of any meetings or communications the others are not permitted to participate in pursuant to clause

(C) above) between it and any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement (except that the Parties shall only be required to share with (and solely for review by) outside counsel of the other Parties their respective Item 4(c) documents submitted with their HSR Act filings or similar documents); and (E) furnish the other Parties with such necessary information and reasonable assistance as the others may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Each Party may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.2 as “outside counsel only.” Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(c) Without limiting the generality of the undertakings provided in this Section 5.2, the Parties hereto agree to take or cause to be taken the following actions: (i) the prompt provision to any and all federal, supranational, state, local or non-U.S. Governmental Authority with jurisdiction over enforcement of any applicable antitrust Laws (“Governmental Antitrust Authority”) of information and documents requested by any Governmental Antitrust Authority or necessary, proper or advisable to permit consummation of the Merger, the Reorganization or any other transaction contemplated by this Agreement or the Ancillary Agreements, and, in any event, the Parties will use their reasonable best efforts to make all filings with such Governmental Antitrust Authorities (including all filings required under the HSR Act, with the Federal Trade Commission or the United States Department of Justice) within ten (10) Business Days from the date hereof (or, in the case of filings required with other Governmental Antitrust Authorities, within ten (10) Business Days following the identification by a Party that such filing is so required) and (ii) subject to the proviso of Section 5.2(a), use reasonable best efforts to take promptly, in the event that any permanent or preliminary injunction or other decree, order, judgment, decision or determination is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any lawsuit, investigation, inquiry, action or proceeding that would make consummation, in whole or in part, of the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements unlawful or that would prevent or delay, in whole or in part, consummation of the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements, any and all steps (including the taking of any appeal, the posting of any bond or the taking of the steps contemplated by clause (ii)) necessary to vacate, modify or suspend such injunction, decree, order, judgment, decision or determination so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement and the Ancillary Agreements.

Section 5.3.  Further Assurances.  The Parties agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other actions as may be necessary to carry out the purposes and intents of this Agreement (including the Elan Parties stamping any documents of title as are reasonably necessary to delivery good title to the Business Assets where it is reasonably agreed by the Parties that such stamping is required). Without limiting the generality of the foregoing:

(a) Between the date hereof and the Closing (i) the Elan Parties shall, and shall cause their Subsidiaries to, take such steps as are necessary (A) to effect the Reorganization specifically as described on Schedule 1 hereto or as otherwise mutually and reasonably agreed by Elan and Alkermes and (B) ensure that New Alkermes and the New Alkermes Group Entities hold all of the assets and liabilities of the Business (including any Designated Assets and the EDDI Contracts) and no other assets or liabilities (including assets or liabilities relating to any Excluded Assets) other than the Additional Assets, and (ii) Alkermes shall take and shall cause its Subsidiaries to take such steps as are necessary to effect those portions of the Reorganization that are reflected in Schedule 1 as being consummated by Alkermes and its Subsidiaries in connection with the Reorganization and the transactions contemplated by this Agreement and the Ancillary Agreements. If the Parties agree to a deviation from Schedule 1 in accordance with this Section 5.3(a) (in which case, the Parties shall cause Schedule 1 to be revised accordingly), then for purposes of this Agreement, all references to Schedule 1 shall be deemed to be references to Schedule 1 as so revised. Elan shall make available to Alkermes in a timely manner for review and comment all drafts of the Reorganization Transfer Agreements or other instruments or documentation relating to the Reorganization Transfers or the Reorganization, and Elan shall not, and shall cause its Affiliates not to, execute any such Reorganization Transfer Agreements or other instruments or documentation, or take any actions or consummate any steps or transactions contemplated thereby, in each case, that is not reasonably satisfactory to Alkermes.

(b) With respect to Business Assets that are EDDI Contracts, Elan shall use its reasonable best efforts to cause EDDI to assign all of EDDI’s right, title and interest in an to such contracts, free and clear of all Liens other than Permitted Liens, to the U.S. Acquired Entities or another New Alkermes Group Entity designated by Alkermes as part of the Reorganization Transfers. With respect to all Business Assets that are contracts (including EDDI Contracts), Elan shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain all necessary consents, waivers or approvals of any parties to such contracts as are required thereunder in connection with the Transactions or for any such contracts to remain in full force and effect, all of which are required to be listed on Section 3.3 of the Elan Disclosure Schedule, so as to preserve all rights of, and benefits to, the Business under such contracts from and after the Closing. If any such contracts may not be transferred without the consent, waiver or approval of any Person or as a result of any Law restricting such transfer, Elan shall, and shall cause its Subsidiaries to, use reasonable best efforts to secure such consent, waiver or approval. If, notwithstanding such reasonable best efforts, Elan and its Subsidiaries are unable to secure any such consent, waiver or approval, then no transfer of such contacts will occur if to do so without such consent, waiver or approval would constitute a breach or other contravention of the rights of such Person until such consent, waiver or approval is obtained, and any assignment or transfer shall be made subject to such consent, waiver or approval being obtained. To the extent any such consent, waiver or approval is not obtained, Elan shall, and shall cause its Subsidiaries to, continue, upon the request of Alkermes, to use its reasonable best efforts to secure such consent, waiver or approval and the Parties will mutually agree in good faith on reasonable alternative arrangements that would result in New Alkermes and the New Alkermes Group Entities receiving all the benefits of such contracts until such time as such consent, waiver or approval has been obtained and such assignment effected.

(c) Following the Closing, to the extent any assets or rights of the Business have been retained by Elan and the Continuing Affiliates, Elan shall and shall cause the Continuing Affiliates to use their best efforts to convey such assets or rights to New Alkermes, the Surviving Corporation and the New Alkermes Group Entities as promptly as practicable (and pending such conveyance to provide New Alkermes, the Surviving Corporation and the New Alkermes Group Entities with the benefit of such assets).

(d) The Parties will, and will cause their respective Subsidiaries and Affiliates to, enter into, at or prior to the Closing, each of the Ancillary Agreements to which they are intended to be a party substantially in accordance with the attached form agreements or, if no form agreement is attached and except as otherwise provided in this Agreement, in a form reasonably satisfactory to each of the Parties.

(e) As soon as reasonably practicable, Elan shall and shall cause its Subsidiaries and Affiliates to use their reasonable best efforts to terminate all sale and leaseback arrangements (including any defeasance leases) entered into by Elan or any of its Subsidiaries in respect of any Business Assets and upon such termination provide Alkermes with evidence that (i) all sale and leaseback arrangements (including any defeasance leases) entered into by Elan or its Subsidiaries in respect of any Business Assets have been terminated, (ii) all amounts due under such arrangements, including any termination payments, have been discharged in full, (iii) all security granted in relation to any such arrangements has been fully and unconditionally released, and (iv) title to such Business Assets is held by New Alkermes or a New Alkermes Group Entity, as appropriate. If any such sale and leaseback arrangements are not terminated prior to the Closing, then Elan shall and shall cause its Subsidiaries and Affiliates to continue to use their reasonable best efforts to terminate such arrangements until such termination is obtained, and the Parties will mutually agree in good faith on alternative arrangements that would result in New Alkermes and the New Alkermes Group Entities receiving all the benefits of ownership of the underlying Business Assets (to the fullest extent permitted by applicable Law) until such time as the termination has been effected; provided, that in no event shall any alternative arrangements or the termination of such sale and leaseback arrangements result in New Alkermes or any of its Subsidiaries being required to pay any amount or relinquish any right.

(f) Notwithstanding the foregoing, to the extent any real property or other assets or facilities, or any rights or services, are determined to be shared or used jointly by the Business, on the one hand, and the businesses of Elan and its Subsidiaries other than the Business, on the other hand, the Parties will use their reasonable best efforts to reach equitable arrangements under which such real property, assets, facilities, rights and services will cease to be shared at or prior to the Closing. If no such arrangement is reached, the Parties will mutually agree in good faith on reasonable transition arrangements on reasonable commercial terms (in addition to those set forth in the Transition Services Agreement) that will allow such sharing to cease as soon as practicable following the Closing (except to the extent the Parties agree on longer term sharing arrangements, which shall be agreed on an arm’s-length basis).

(g) As soon as reasonably practicable following the Closing, to the extent any Transferred Books and Records are not delivered at the Closing pursuant to and as permitted by Section 2.13(iii), Elan shall, and shall cause the Continuing Affiliates to, deliver such Transferred Books and Records to New Alkermes. In addition, to the extent that certain Books and Records held by Elan or any Continuing Affiliate contain information relating to the Business but such Books and Records relate primarily to businesses other than the Business, such Books and Records shall be retained by Elan or any Continuing Affiliate, who shall, to the extent requested to do so, provide copies of the relevant portions thereof to New Alkermes.

(h) Prior to the Closing, Elan shall, and shall cause its Subsidiaries to, take such steps as are reasonably requested by Alkermes to provide for the governance of New Alkermes and the New Alkermes Group Entities from and after the Effective Time, including to (i) form appropriate committees of the board of directors of New Alkermes or any New Alkermes Group Entity, (ii) nominate and cause to be elected, effective as of the Effective Time, such directors of the New Alkermes Group Entities as Alkermes may designate, (iii) appoint, effective as of the Effective Time, to any committee of the board of directors of New Alkermes or any New Alkermes Group Entity such directors as Alkermes may designate, (iv) adopt and approve such committee charters, codes of conduct or other guidelines, principles or codes of conduct for New Alkermes and the New Alkermes Group Entities as Alkermes may reasonably require, (v) adopt and approve such employee benefit plans, including equity-based plans, of New Alkermes and the New Alkermes Group Entities as Alkermes may reasonably require and (vi) take such other corporate actions and adopt such other resolutions of the board of directors of New Alkermes or of the shareholders of New Alkermes as Alkermes may reasonably request, subject to the approval of Elan, which shall not be unreasonably withheld, delayed or conditioned.

(i) Prior to the Closing, Elan shall, or shall cause its Subsidiaries to, use their reasonable best efforts to provide to Alkermes: (i) written confirmation that the deeds of transfer in respect of the Monksland industrial premises and the castle at Moyvannon (the “Deeds of Transfer”) have been duly stamped, either at the ad valorem rate or adjudged exempt under inter-companies relief; provided, that if, despite the use of reasonable best efforts, such stamping is not available at the Closing, the relevant amounts of stamp duty should be placed in an escrow account agreed to by Elan and Alkermes, each acting in good faith, pending such stamping; (ii) written confirmation that the Deeds of Transfer have been lodged in the Irish Land Registry, with a copy of the dealing and an undertaking to assist New Alkermes and its Subsidiaries with Irish Land Registry queries when and if made; provided, if such copy is not available at the Closing, the appropriate dealing shall be prepared (albeit not lodged) and all Irish Land Registry fees in relation thereto shall have been paid by Elan; (iii) definitive confirmation from Galway County Council it is willing to proceed upon the basis of a compulsory acquisition agreement entered into by it with EPIL, notwithstanding that EPIL does not have documentary title to the lands in question; and (iv) evidence that Elan or one of its Subsidiaries has applied to the relevant local authority for confirmation that the Monksland industrial premises are served by public roads.

(j) Elan hereby covenants that, as soon as reasonably practicable after completion of the stamping of the Deeds of Transfer referred to in this Section 5.3(j), it shall instruct A&L Goodbody solicitors to lodge in the Land Registry with all appropriate fees and supporting documentation (A) the Deed of Transfer dated 20 December 2007 (1) Elan Holdings Limited and (2) Elan Pharma International Limited; and (B) the Deed of Transfer dated 20 December 2007 (1) Elan Corporation plc and (2) Elan Pharma International Limited. Elan shall provide all assistance as may be required by A&L Goodbody to deal with any reasonably land registry queries that may be raised in connection with the registration of the same.

Section 5.4.  Conduct of Business.  (a) Conduct of the Business.  The Elan Parties agree, as to themselves and their respective Subsidiaries, that, from the date hereof until the Effective Time, except as set forth in Section 5.4 of the Elan Disclosure Schedule, as expressly required by this Agreement (including (A) actions taken pursuant to Section 5.2, (B) transactions required by the Reorganization subject to Section 5.3(a), or (C) as required by applicable Law), or as otherwise agreed to in writing by Alkermes (such consent not to be unreasonably withheld or delayed), (x) the Business shall be conducted in the Ordinary Course of Business and, to the extent consistent therewith (and subject to the restrictions set forth in this Section 5.4(a)), (y) the Elan Parties will (and will cause their Subsidiaries to) use all reasonable best efforts to preserve and maintain existing relations and goodwill with Governmental Authorities, employees, customers, brokers, suppliers and other Persons with which the Business has significant business relations and (z) subject to applicable Law as agreed in good faith by counsel to Alkermes, the Elan Parties shall not and shall cause their respective Subsidiaries not to, directly or indirectly do, or commit to do, any of the following:

(i) repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other ownership interests in, New Alkermes or any of the New Alkermes Group Entities;

(ii) issue, deliver, pledge, encumber or sell any shares of capital stock of or other equity interests in New Alkermes or any New Alkermes Group Entity, or any securities convertible into any such shares of capital stock or other equity interests, or any rights, warrants or options to acquire any such shares of capital stock or other equity interests;

(iii) amend or otherwise alter (or propose any amendment or alteration to) the Governing Documents of New Alkermes or any New Alkermes Group Entity or amend any terms of the outstanding securities of New Alkermes or any New Alkermes Group Entity;

(iv) with respect to the Business, New Alkermes and the New Alkermes Group Entities only, merge or consolidate with any other Person, make any investment in any other Person, including any joint venture, or acquire the stock or assets or rights of any other Person other than, in each case, in the Ordinary Course of Business;

(v) sell, lease, license, assign, transfer, abandon, convey or otherwise dispose of (1) any assets, securities, rights or property of New Alkermes or any New Alkermes Group Entity or (2) any asset, rights or properties used in the Business, other than in each case (A) sales of inventory and equipment in the Ordinary Course of Business, (B) transactions that are in the Ordinary Course of Business and not individually in excess of $1,000,000, (C) transfers of cash and cash equivalents to or as directed by Elan or (D) transactions set forth on Schedule 5.4(a)(v);

(vi) manage Modified Working Capital and the Net Cash Amount other than in the Ordinary Course of Business, or take any action for the purpose of changing the calculation or amount of Modified Working Capital or Net Cash Amount;

(vii) fail to maintain inventory of the Business (as determined in accordance with U.S. GAAP) at a level between 85% and 115% of inventory reflected on the Business Balance Sheet;

(viii) with respect to New Alkermes and the New Alkermes Group Entities, incur any Indebtedness, enter into any new or amend existing facilities relating to Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities or guarantee any debt securities;

(ix) create or permit the creation of (A) any Lien on the Purchased Interests or (B) any Lien (other than a Permitted Lien) on any asset of the Business other than in the Ordinary Course of Business or that would not materially and adversely affect the ability to conduct the Business following the Closing in the same manner as currently conducted;

(x) except in the Ordinary Course of Business, enter into or adopt any new, or amend or terminate any existing, Employee Plan (including any trust or other funding arrangement), other than as required by Law;

(xi) except to the extent required by Employee Plans existing on the date of this Agreement, or as set forth on Section 3.20(c) of the Elan Disclosure Schedule, make any new grants or awards to, vest, accelerate or otherwise modify any grant, benefit or awards made to, or increase the compensation payable or to become payable to its officers, directors or employees or pay any severance or bonus not otherwise due to its officers, directors or employees;

(xii) enter into or forgive any loan to employees, directors, or consultants;

(xiii) enter into any new collective bargaining agreement or agreement with a trade union;

(xiv) contribute any material amount to any trust or other arrangement funding any Employee Plan, except to the extent required by the existing terms of such Employee Plan, trust or other funding arrangement, by any collective bargaining agreement, by any written employment agreement existing on the date of this Agreement, or by applicable Law;

(xv) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (B) enter into any agreement or exercise any discretion providing for acceleration of payment or performance as a result of a change of control of New Alkermes or any New Alkermes Group Entity;

(xvi) renew or (except pursuant to the transactions set forth on Schedule 5.4(a)(v)) enter into any non-compete, exclusivity or similar agreement that would restrict or limit the operations of New Alkermes or the New Alkermes Group Entities or, after the Effective Time, of Alkermes or its Subsidiaries;

(xvii) modify in any material respect, amend in any material respect or terminate any Business Material Contract;

(xviii) enter into any contract other than (A) as a result of the transactions set forth on Schedule 5.4(a)(v) or (B) in the Ordinary Course of Business and that does not require (x) a term in excess of one year or (y) payments by New Alkermes or any New Alkermes Group Entity in excess of $1,000,000;

(xix) settle or compromise any material litigation relating to the Business (unless such settlement calls only for the payment of money by Elan or a Continuing Affiliate), or waive, release or assign any material claims relating to the Business, including with respect to any Business Intellectual Property Rights;

(xx) adopt any change, other than as required by applicable generally accepted accounting principles, in its accounting policies, procedures or practices;

(xxi) license (except pursuant to the transactions set forth on Schedule 5.4(a)(v)) or permit any rights to lapse in any Business Intellectual Property Rights;

(xxii) with respect to any New Alkermes Group Entity, (A) make any change in any annual accounting period or adopt or change a method of accounting for Tax purposes, except as required by applicable Law, (B) make or change any Tax election, (C) file or amend any Tax Return or (D) enter into any closing agreement, settle any Tax claim or assessment relating to any of the Elan Parties or any of their Subsidiaries, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Elan Party or any of its Subsidiaries, other than elections, filings, settlements, closing agreements, extensions or waivers made in the Ordinary Course of Business;

(xxiii) fail to make any capital expenditures with respect to the Business consistent with the Ordinary Course of Business; or

(xxiv) agree or commit to do any of the foregoing.

(b) Conduct by Alkermes.  Alkermes agrees that from the date hereof until the Effective Time, except as set forth in Section 5.4 of the Alkermes Disclosure Schedule, as expressly contemplated by this Agreement (including actions taken pursuant to Section 5.2 or as required by applicable Law), or as otherwise agreed to in writing by Elan (such consent not to be unreasonably withheld or delayed), the business of Alkermes and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith (and subject to the restrictions set forth in this Section 5.4(b)), Alkermes and its Subsidiaries will use all reasonable best efforts to preserve and maintain existing relations and goodwill with employees, customers, brokers, suppliers and other Persons with which Alkermes and its Subsidiaries as a group have significant business relations. Without limiting the foregoing, Alkermes agrees, as to itself and its Subsidiaries, that, from the date hereof until the Effective Time, except as set forth in Section 5.4 of the Alkermes Disclosure Schedule, as expressly contemplated by this Agreement (including actions taken pursuant to Section 5.2 or as required by applicable Law), or as otherwise agreed to in writing by Elan, Alkermes shall not and shall cause its Subsidiaries not to, directly or indirectly do, or commit to do, any of the following:

(i) in the case of Alkermes only, amend or otherwise change its Governing Documents, or amend, modify or terminate the Alkermes Rights Agreement;

(ii) in the case of Alkermes only, (A) declare, set aside, make or pay any dividend or other distribution, payable in stock, with respect to any of its capital stock, (B) split, combine or reclassify its outstanding shares of capital stock, or (C) repurchase, redeem or otherwise acquire, except in connection with any employee benefit plans or arrangements and except pursuant to Alkermes’ ongoing stock repurchase program or hedging activities, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of Alkermes’ capital stock or any securities convertible into or exchangeable or exercisable for any shares of Alkermes’ capital stock;

(iii) in the case of Alkermes only, adopt a plan of complete or partial liquidation or dissolution;

(iv) in the case of Alkermes only, issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or other equity interests, other than (A) issued upon the exercise of Alkermes Options or other rights outstanding as of the date hereof, (B) issuable pursuant to any employee option or benefit plan or arrangement, (C) issued in connection with any merger, consolidation or acquisition permitted by clause (v) below, and (D) issued in other issuances that do not, in the aggregate, represent more than 5% of the outstanding Alkermes Common Stock;

(v) acquire by merger, consolidation or acquisition of stock or assets (from any Person other than Alkermes or a Subsidiary of Alkermes) any corporation, partnership or other business organization or division thereof if such acquisition would be reasonably likely to prevent the Merger from occurring prior to the Termination Date; or

(vi) agree or commit to do any of the foregoing.

Section 5.5.  Public Announcements.  The Parties shall cooperate in promptly issuing the joint announcement of the execution of this Agreement in the Agreed Form as attached as Schedule H. Subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), Alkermes and Elan will consult with each other before issuing, or permitting any agent or Affiliate to issue (and will use reasonable best efforts to agree upon the text of), any other press releases or otherwise making or permitting any agent or Affiliate to make, any public statements with respect to this Agreement and the transactions contemplated hereby.

Section 5.6.  Guarantees.  New Alkermes shall use its reasonable best efforts to cause itself or one or more of its Affiliates to be substituted in all respects for Elan or any Continuing Affiliate, effective as of the Closing, in respect of all obligations of Elan and any Continuing Affiliate under each of the guarantees, bonding arrangements, letters of credit and letters of comfort given by Elan or any of its Continuing Affiliates for the benefit of New Alkermes, the New Alkermes Group Entities or the Business, which guarantees, performance bonds, letters of credit and letters of comfort are set forth in Section 5.6 of the Elan Disclosure Schedule. Elan shall use its reasonable best efforts to cause itself or one or more of the Continuing Affiliates to be substituted in all respects for New Alkermes or any New Alkermes Group Entity, effective as of the Closing, in respect of all obligations of any of New Alkermes or any New Alkermes Group Entity under each guarantee, bonding arrangement, letter of credit and letter of comfort given by New Alkermes or any of the New Alkermes Group Entities for the benefit of Elan or any of the Continuing Affiliates and not related to the Business.

Section 5.7.  Affiliate Agreements.  (a) Except for this Agreement, the Ancillary Agreements, those agreements set forth on Section 5.7 of the Elan Disclosure Schedule or as otherwise provided by Section 5.7(b), Elan shall, and shall cause its Subsidiaries to, terminate all Affiliate Agreements at or prior to the Effective Time, in each case without any remaining Liability of any kind on the part of New Alkermes or any New Alkermes Group Entity as a result of or in connection with such termination or such Affiliate Agreement.

(b) Elan shall, or shall cause the relevant Continuing Affiliate to, enter into a research, development and manufacturing agreement with New Alkermes in respect of ELN005 (the “ELN005 Agreement”), which agreement shall be reasonably acceptable to Alkermes and be on terms and conditions that, in the aggregate, are no less favorable to New Alkermes, the New Alkermes Group Entities and their respective Subsidiaries (including, after the Closing, the Surviving Corporation) than could have been obtained from unrelated Persons in a similar agreement entered into on an arm’s length commercial basis as of the Closing.

Section 5.8.  No Solicitation.  (a) Until the earlier of (i) the Closing and (ii) the date of termination of this Agreement pursuant to Section 10.1, the Elan Parties shall not, and shall not authorize or permit any of their respective Subsidiaries or any of their or their Subsidiaries’ respective Representatives or Affiliates to, directly or indirectly, take any of the following actions: (A) solicit, initiate, encourage or facilitate any EDT Acquisition Proposal or EDT Alternative Transaction, (B) participate in any discussions or negotiations relating to, assist or cooperate with any Person (other than Alkermes and its designees) to make, or furnish any Person (other than Alkermes and its designees) with information in connection with, or take any other action to facilitate, any EDT Acquisition Proposal or EDT Alternative Transaction, (C) disclose any information to any Person (other than Alkermes and its designees) concerning the business, technologies or properties of the Business, or afford to any Person (other than Alkermes and its designees) access to the properties, technologies or Books and Records of the Business, other than in the Ordinary Course of Business or as required by applicable Law, or (D) propose, authorize or enter into any agreement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any EDT Alternative Transaction or any agreement or understanding requiring the Elan Parties to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement or breach their obligations hereunder, except, in the case of clause (B), for any notification by Elan to any such Person that Elan is contractually restricted from engaging in any such discussions or negotiations. Elan shall promptly (but in any event within one (1) Business Day) notify Alkermes orally and in writing of any EDT Acquisition Proposal or any inquiry regarding the making of any EDT Acquisition Proposal or request for disclosure or access reasonably likely to be related to the making of an EDT Acquisition Proposal, indicating, in connection with such notice, the identity of the Person making such EDT Acquisition Proposal or inquiry or request and the terms and conditions of any such EDT Acquisition Proposal or inquiry or request, including all written documentation relating thereto. Elan agrees that it shall take the necessary steps promptly to inform its Subsidiaries and any of its or their Representatives or Affiliates of the obligations undertaken by it in this Section 5.8(a).

(b) Until the earlier of (i) the Closing and (ii) the date of termination of this Agreement pursuant to the provisions of Section 10.1, Alkermes shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries’ respective Representatives or Affiliates to, directly or indirectly, take any of the following actions: (A) solicit, initiate, encourage or facilitate any Alkermes Acquisition Proposal or Alkermes Alternative Transaction, (B) participate in any discussions or negotiations relating to, assist or cooperate with any Person (other than Elan and its designees) to make, or furnish any Person (other than Elan and its designees) with information in connection with, or take any other action to facilitate, any Alkermes Acquisition Proposal or Alkermes Alternative Transaction, (C) disclose any information to any Person (other than Elan and its designees) concerning the business, technologies or properties of Alkermes, or afford to any Person (other than Elan and its designees) access to the properties, technologies or Books and Records of Alkermes, other than in the Ordinary Course of Business or as required by applicable Law, of (D) propose, authorize or enter into any agreement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any Alkermes Alternative Transaction or any agreement or understanding requiring Alkermes to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement or breach its obligations hereunder, except, in the case of clause (B), for any notification by Alkermes to any such Person that Alkermes is contractually restricted from engaging in any such discussions or negotiations. Alkermes shall promptly (but in any event within one (1) Business Day) notify Elan orally and in writing of any Alkermes Acquisition Proposal or any inquiry regarding the making of any Alkermes Acquisition Proposal or request for disclosure or access reasonably likely to be related to the making of an Alkermes Acquisition Proposal, indicating, in connection with such notice, the identity of the Person making such Alkermes Acquisition Proposal or inquiry or request and the terms and conditions of any such Alkermes Acquisition Proposal or inquiry or request, including all written documentation relating thereto. Alkermes agrees that it shall take the necessary steps promptly to inform its Subsidiaries and any of its or their Representatives or Affiliates of the obligations undertaken by it in this Section 5.8(b).

Section 5.9.  Non-Compete; Employment Non-Solicitation.

(a) Elan agrees that for the period commencing at the Closing and expiring on the third (3rd) anniversary of the Closing, neither it nor any of its Subsidiaries shall, either directly or indirectly, alone or with others, (i) engage in any Competing Business, (ii) own an interest in (whether as a stockholder, member or partner, but in each case excluding any such interest not exceeding 5% of any class of security that is listed and traded on any national or international securities exchange), or manage, operate, or Control, or participate in or be connected with as a director, any Person engaged in a Competing Business (other than New Alkermes and its Affiliates), or (iii) manufacture, market or distribute, or allow the manufacturing, marketing or distributing of, any products or services under, or use in any way, the Transferred IP in connection with a Competing Business. Notwithstanding the foregoing, it shall not be a violation of this Section 5.9(a) if Elan or any Affiliate thereof licenses drug delivery technology from another Person or develops any drug delivery technology itself, in each case, for use by Elan and its Affiliates in the production of pharmaceutical products by Elan and its Affiliates. Notwithstanding the foregoing, if any Person that is already engaged in a Competing Business shall, in a single transaction or in a related series of transactions, whether by way of purchase, acquisition, tender, exchange or other similar offer or recapitalization, reclassification, consolidation, merger, share exchange, scheme of arrangement or other business combination transaction, acquire Beneficial Ownership of more than fifty percent (50%) of the combined voting power of the outstanding capital stock entitled to vote generally in the election of directors of Elan, such acquisition and the continued operation by such Person of its existing Competing Business shall not be deemed a violation of this Section 5.9(a).

(b) Until the eighteen (18) month anniversary of the Closing, Elan and its Affiliates shall not, directly or indirectly, (i) solicit for employment or any similar arrangement any New Alkermes Employee or (ii) hire any New Alkermes Employee; provided, that this Section 5.9(b) shall not apply to New Alkermes Employees whose employment has been terminated by New Alkermes and its Subsidiaries and clause (i) hereof shall not prohibit general solicitations for employment through advertisements or other means not targeted specifically to New Alkermes Employees.

Section 5.10.  Notices of Certain Events.  Prior to the Closing, each of the Elan Parties, on the one hand, and Alkermes, on the other hand, shall (and shall cause their Subsidiaries to) promptly notify the other of (a) the occurrence of any event that is likely to cause any representation or warranty of Elan or Alkermes, as the case may be, contained in this Agreement be inaccurate or untrue at or prior to the Closing, and (b) any failure of the Elan Parties or Alkermes, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that the delivery of any notice or the making of any disclosure pursuant to this Section 5.10 shall not (i) limit or otherwise affect any rights or remedies to the party receiving such notice or (ii) be deemed to amend or supplement the Elan Disclosure Schedule or the Alkermes Disclosure Schedule, as the case may be, or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

Section 5.11.  Preparation of SEC Documents.  (a) Each of Alkermes and Elan shall cooperate and promptly prepare and Alkermes shall file a preliminary form of the proxy statement to be sent to Alkermes shareholders in connection with the Alkermes Shareholders Meeting (the “Alkermes Proxy Statement”) and Elan shall file, or cause New Alkermes to file, the Registration Statement. Alkermes will cause the Alkermes Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Elan will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of Alkermes and Elan shall use its respective reasonable best efforts to have the Alkermes Proxy Statement cleared by the SEC as promptly as practicable after such filing. Alkermes will advise Elan, promptly after it receives notice thereof, of any request by the SEC for amendment of the Alkermes Proxy Statement or comments thereon. Each of Alkermes and Elan shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as long as necessary to consummate the Merger and the other transactions contemplated hereby. Elan will advise Alkermes, promptly after it receives notice thereof, of any request by the SEC for amendment of the Registration Statement or comments thereon. The Parties shall take any action required to be taken under any applicable state securities Laws in connection with the issuance of New Alkermes Ordinary Shares in the Merger, and Alkermes shall furnish all information concerning Alkermes and the holders of Alkermes Common Stock as may be reasonably requested in connection with any such action.

(b) No filing of, or amendment or supplement to, the Registration Statement or the Alkermes Proxy Statement will be made by the Elan Parties or Alkermes, as applicable, without the prior consent of the other Parties (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other Parties the opportunity to review and comment thereon. The Parties will advise the other Parties promptly after receiving oral or written notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the New Alkermes Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Alkermes Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the other Parties with copies of any written communication from the SEC or any state securities commission.

(c) Alkermes and Elan each agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it or its Affiliates for inclusion or incorporation by reference in the Alkermes Proxy Statement or the Registration Statement, and any amendments or supplements to each of them will, at the date of mailing to shareholders and at the time or times of the Alkermes Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any information relating to Alkermes or Elan, or any of their respective Affiliates, officers or directors, should be discovered by Alkermes or Elan to be inaccurate or to have been omitted that should be set forth in an amendment or supplement to the Registration Statement or the Alkermes Proxy Statement, so that any such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by Law, disseminated to the Alkermes shareholders.

(d) Alkermes will use its reasonable best efforts to cause the Alkermes Proxy Statement to be mailed to its shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

Section 5.12.  Shareholder Meetings; Board Recommendations.  (a) Alkermes will take all action necessary to convene a meeting of the shareholders of Alkermes at which the shareholders of Alkermes shall consider the approval and adoption of the Plan of Merger contained in this Agreement (the “Alkermes Shareholders Meeting”) as promptly as practicable after the Alkermes Proxy Statement has been cleared, and the Registration Statement has been declared effective, by the SEC.

(b) Subject to the requirements of applicable Law, the board of directors of Alkermes shall recommend to its shareholders the approval and adoption of the matters to be submitted to its shareholders at the Alkermes Shareholders Meeting, which recommendation shall be set forth in the Alkermes Proxy Statement and the Registration Statement, and shall use reasonable best efforts to solicit such approval. Notwithstanding the foregoing, the board of directors of Alkermes may omit its recommendation from such documents or withdraw or modify its recommendation if, prior to receipt of the Alkermes Shareholder Approval, the board of directors of Alkermes receives an Alkermes Acquisition Proposal as to which the board of directors of Alkermes determines in good faith, after consultation with its financial advisors and outside counsel, that (A) the Alkermes Alternative Transaction contemplated by such Alkermes Acquisition Proposal is superior to the transactions provided for by this Agreement from a financial point of view to Alkermes and its shareholders and (B) the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of Alkermes under applicable Law; and

(c) The Alkermes Shareholders Meeting shall be held for the purposes of seeking and obtaining the approval of the shareholders of Alkermes of the requisite proposals needed for the approval of this Agreement and the consummation of transactions contemplated hereby, regardless of any Alkermes Change in Recommendation, unless this Agreement is terminated pursuant to Section 8.1 prior to such meetings.

Section 5.13.  Stock Exchange Listing.  New Alkermes shall use its reasonable best efforts to cause the New Alkermes Ordinary Shares to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 5.14.  Insurance.  From the date hereof to the Effective Time, Elan and Alkermes will cooperate reasonably to develop and implement a transition plan with respect to insurance coverage for New Alkermes and the New Alkermes Group Entities, with the goal of ensuring continuing insurance coverage through the Effective Time and transfer at the Effective Time of the responsibility for risk management relating to New Alkermes and the New Alkermes Group Entities from Elan and the Continuing Affiliates to New Alkermes.

Section 5.15.  Indebtedness.  Elan shall cause New Alkermes and its Subsidiaries (including, for these purposes U.S. Acquired Entities), at the Closing, to have no Indebtedness (other than Elan Reorganization Indebtedness and Indebtedness in respect of the IP Transfer Loan Note).

Section 5.16.  Alkermes Common Stock.  During the period from the date hereof to the Closing, Elan shall not, and shall cause each of its Affiliates not to, directly or indirectly, alone or in concert with any other Person, acquire, offer to acquire or agree to acquire Beneficial Ownership of any shares of Alkermes Common Stock.

Section 5.17.  Resignations.  Elan shall use its reasonable best efforts to cause each officer or director of New Alkermes and the New Alkermes Group Entities to resign in such capacity, other than individuals identified by Alkermes as continuing in such capacity following the Closing, such resignations to be effective as of the Effective Time.

Section 5.18.  Designated Assets.  Alkermes shall have the right to designate certain of the Excluded Assets owned by EDDI as Business Assets (the “Designated Assets”) to be included in the Reorganization Transfers and included in the Business Assets at the Closing, in which case Elan shall and shall cause its Subsidiaries to take all necessary steps to include such Designated Assets in the Reorganization Transfers and in the Business Assets as of the Closing.

Section 5.19.  Directors and Officers Indemnification.  Alkermes and Elan agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the

Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Alkermes or its Subsidiaries, or of any New Alkermes Group Entity (whether provided in the respective Governing Documents of such entity or in any agreement as in effect on the date hereof) shall survive the Closing and remain in full force and effect. Alkermes and Elan shall use their reasonable best efforts to cause New Alkermes or one of its Subsidiaries to enter into agreements effective as from the Closing with the directors, company secretary and officers of New Alkermes providing such individuals with such exculpation, indemnification and advancement of expenses in respect of claims against such individual in such capacity as may, under applicable Law, be provided by such entity.

Section 5.20.  Additional Financial Statements.  (a) As promptly as practicable following the execution of this Agreement (using reasonable best efforts to comply by June 17, 2011), Elan shall deliver to Alkermes true and complete copies of the Audited Financial Statements along with selected financial data for the five years ended December 31, 2010, as required by Regulation S-X under the Securities Act, the information for the first two years of such period need not be audited.

(b) From the date hereof through the Effective Time, Elan shall furnish to Alkermes, concurrently with the delivery thereof to management of Elan or any of its Subsidiaries, such monthly, quarterly and annual financial statements and data relating to the Business as are prepared for distribution to management of Elan or any its Subsidiaries.

Section 5.21.  Financing.

(a) Alkermes shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Commitment Letter (the “Definitive Financing Agreements”), and (ii) negotiate and execute Definitive Financing Agreements on terms and conditions contemplated by the Commitment Letter (including any “flex” provisions contained therein), and, upon execution thereof, deliver a copy thereof to Elan. In the event that all conditions to the Financing have been satisfied, Alkermes shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the portion of the Financing required to pay the Cash Payment, including using its reasonable best efforts to enforce its rights under the Commitment Letter, to cause such lenders or other Persons to fund such portion of the Financing. Alkermes shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or Definitive Financing Agreements, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or Definitive Financing Agreements that amends the Financing and/or substitution of all or any portion of the Financing (A) shall not expand upon the conditions precedent or contingencies to the Financing as set forth in the Commitment Letter and (B) would not reasonably be expected to prevent or impede or delay the availability of the Financing and/or the consummation of the Transactions and the transactions contemplated by this Agreement. Alkermes shall be permitted to reduce the amount of Financing under the Commitment Letter or Definitive Financing Agreements in its reasonable discretion; provided, further, that Alkermes shall not reduce the committed amount of the Financing to an amount below the amount that is required, together with the financial resources of Alkermes, including cash on hand of Alkermes, to pay the Cash Payment; provided, further, that any such reduction (A) shall not expand upon the conditions precedent or contingencies to the Financing as set forth in the Commitment Letter and (B) would not reasonably be expected to prevent or impede or delay the availability of the Financing and/or the consummation of the Transactions and the transactions contemplated by this Agreement. If any portion of the Financing becomes unavailable or Alkermes becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Commitment Letter (including any “flex” provisions contained therein), and such portion is reasonably required to pay the Cash Payment, Alkermes shall use its reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative financing from the same and/or alternative financing sources in an amount sufficient to pay the Cash Payment upon conditions no less favorable to Alkermes and its Subsidiaries than those contained in the Commitment Letter and, if obtained, will provide Elan with a copy of the documentation with respect to such alternative financing. Alkermes shall give Elan prompt oral and written notice (but in any event not later than twenty-four (24) hours) after Alkermes becoming aware of the occurrence of any material breach by any party to the Commitment Letter or Definitive Financing Agreements or of any condition not likely to be satisfied, or of any termination or waiver, amendment or other modification of the Commitment Letter. Alkermes shall keep Elan informed on a reasonably current basis of the status of its efforts to arrange, obtain and/or consummate the Financing and shall provide copies of the principal documents related to the Financing (excluding fee letters, except excerpts of those portions thereof that contain any conditions to funding or “flex” provisions (excluding provisions related solely to fees and economic terms)). For the avoidance of doubt, the syndication of the Financing to the extent permitted by the Commitment Letter shall not be deemed to violate Alkermes’ obligations under this Agreement.

(b) Elan shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide all cooperation reasonably requested by Alkermes and/or the Financing Parties in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Elan and its Subsidiaries), including

(i) providing information relating to the Business to Alkermes and the lenders and other financial institutions and investors that are or may become parties to the Financing (including the parties to the Commitment Letter and the Definitive Financing Agreements) (the “Financing Parties”) (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of the Business customary for such financing or reasonably necessary for the completion of the Financing by the Financing Parties) to the extent reasonably requested by Alkermes to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter or the Definitive Financing Agreements, including, in addition (to the extent different) to the financial statements required to be delivered pursuant to Section 5.20(a), all information and data necessary to satisfy the conditions set forth in paragraphs 3 and 4 of Exhibit C of the Commitment Letter (information and data required to be delivered pursuant to this clause (i) being referred to as the “Required Financial Information”);

(ii) participating, upon reasonable notice, in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and Representatives, with appropriate seniority and expertise, of Elan), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies;

(iii) assisting in the preparation of customary documents and materials, including (A) any customary offering documents and bank information memoranda (including public and private versions thereof) for the Financing, and (B) materials for rating agency presentations;

(iv) cooperating with the marketing efforts for the Financing (including consenting to the use of Elan’s and its Subsidiaries’ logos to the extent used in the Business; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Elan or its Subsidiaries, including the Business, or the reputation or goodwill of Elan or any of its Subsidiaries, including the Business);

(v) assisting in the preparation of, and causing New Alkermes and the New Alkermes Group Entities to execute and deliver (or using reasonable best efforts to obtain from its advisors), customary certificates, comfort letters, legal opinions, surveys, title insurance or other documents and instruments relating to guarantees or security interests and other matters ancillary to the Financing, in each case on terms reasonably satisfactory to Elan and as may be reasonably requested by Alkermes and necessary and customary in connection with the Financing; provided, that no obligation of New Alkermes or any

New Alkermes Group Entity under any such document or instrument shall be effective until the Effective Time;

(vi) reasonably cooperating with Alkermes’ legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Financing;

(vii) assisting in the preparation of, and causing New Alkermes and the New Alkermes Group Entities to execute and deliver, one or more credit agreements, indentures, pledge and security documents, mortgages, guarantees, currency or interest hedging agreements, and any other definitive financing documents, in each case on terms reasonably satisfactory to Elan and as may be reasonably requested by Alkermes and necessary and customary in connection with the Financing; provided, that no obligation of New Alkermes or any New Alkermes Group Entity under any such document or instrument shall be effective until the Effective Time;

(viii) using its reasonable best efforts, as appropriate, to have its independent accountants, consistent with their customary practice, provide their reasonable cooperation and assistance, including participation in due diligence sessions on customary terms and consistent with their customary practices in connection with financings similar to the Financing;

(ix) using its reasonable best efforts to permit any cash and marketable securities included in the Business and any stock certificates or instruments of New Alkermes and any New Alkermes Group Entity to be pledged or made available to Alkermes at the Closing;

(x) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about Elan or its Affiliates or securities;

(xi) cooperating reasonably with the Financing Parties’ due diligence and investigation (including the Financing Parties’ evaluation of the Business’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and with their efforts to obtain guarantees from New Alkermes and the New Alkermes Group Entities and obtaining perfected first-priority security interests in the assets included in the Business intended to constitute collateral securing the Financing, with such cooperation occurring prior to or simultaneously with the Closing, but the execution of any guarantees or security arrangements not taking effect until the Closing, in each case, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of Elan and its Subsidiaries; and

(xii) providing all documentation and other information about Elan and each of its Subsidiaries as is reasonably requested in writing by Alkermes at least ten days prior to the Closing Date in connection with the Financing and relating to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act; provided, that, notwithstanding anything in this Section 5.21(b) to the contrary, until the Effective Time occurs, none of New Alkermes, the New Alkermes Group Entities or any of their respective Subsidiaries shall (A) be required to pay any commitment or other similar fee relating to the Financing, (B) have any liability or any obligation under any credit agreement or any related document or any other agreement, document, certificate or representation related to the Financing or (C) be required to incur any other Liability in connection with the Financing; provided, further, that all non-public or other confidential information provided by Elan or any of its Representatives pursuant to this Section 5.21(b) shall be kept confidential in accordance with the Confidentiality Agreement, except that Alkermes shall be permitted to disclose such information to Lenders, prospective Lenders, Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services on a confidential basis in connection with the Financing in accordance with the Commitment Letter.

(c) Alkermes (i) shall promptly, upon request by Elan, reimburse Elan for all reasonable out-of-pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by Elan, any of its Subsidiaries or their respective Representatives in connection with the cooperation of Elan, its Subsidiaries and their respective Representatives contemplated by this Section 5.21 (other than in connection with the provision of the Required

Financial Information), (ii) acknowledges and agrees none of New Alkermes, the New Alkermes Group Entities or their respective Subsidiaries and their respective Representatives shall incur any liability to any Person prior to the Effective Time under the Financing and (iii) shall indemnify and hold harmless Elan, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except (A) with respect to any information provided by Elan or any of its Subsidiaries in writing for inclusion in customary offering documents and (B) to the extent the same is the result of willful misconduct by Elan, any such Subsidiary or their respective Representatives.

(d) In the event that the Commitment Letter or Definitive Financing Agreements are amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing or if Alkermes substitutes other debt or equity financing for all or a portion of the Financing in accordance with Section 5.21(a), each of Alkermes and Elan shall comply with its covenants in Section 5.21(a) and Section 5.21(b) respectively, with respect to the Commitment Letter or Definitive Financing Agreements, as applicable, as so amended, replaced, supplemented or otherwise modified and with respect to such other debt or equity financing to the same extent that Alkermes and Elan would have been obligated to comply with respect to the Financing. References to “Financing” shall include the financing contemplated under the Commitment Letter as permitted by this Section 5.21(d) to be amended, modified, or replaced and references to “Commitment Letter” shall include such documents as permitted by this Section 5.21(d) to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(e) Elan shall and shall cause its Subsidiaries to use their respective reasonable best efforts to ensure that, insofar as required in order to address any Irish financial assistance issues arising under the steps provided in Schedule 1, the validation procedure provided for under Section 60 of the Irish Companies Act 1963 is undertaken by New Alkermes as soon as possible after the date of this Agreement, and in any event prior to the Registration Statement being filed with the SEC, and by Interco prior to the Closing, and Alkermes shall provide such information as Elan and New Alkermes may reasonably require, including, in the case of New Alkermes, a working capital statement approved by the board of directors of Alkermes, prepared by a reputable international accounting firm acceptable to Elan and the board of directors of New Alkermes, and in a form acceptable to Elan and the board of directors of New Alkermes, in respect of a period of not more than 18 months following the making of any statutory declaration given in respect of any such validations. In respect of the validation for New Alkermes, such information is to be provided as promptly as possible and in any event within twenty (20) Business Days of the date hereof. Any information required in respect of the validation for Interco will be provided no less than fifteen (15) Business Days prior to the Closing Date.

Section 5.22.  Re-registration.  Elan shall, or shall cause its Subsidiaries to, use reasonable best efforts to ensure that all necessary filings are prepared and made as required under the Irish Companies (Amendment) Act 1983 in order to effect the re-registration of New Alkermes as a public limited company prior to the Registration Statement being filed with the SEC.

Section 5.23.  Change of Name of Antler Science One Public Limited Company.  Elan shall procure that the name of Antler Science One Public Limited shall be amended to Alkermes Public Limited Company in accordance with the provisions of Section 23 of the Irish Companies Act 1963 and that all necessary filings in respect of this change of name will be filed with the Irish Companies Registration Office on the date of this Agreement. Furthermore, Elan shall, and shall cause its Subsidiaries to, object to any letter requesting its consent to the use of the name “Alkermes” in the name of any entity registered in Ireland with the Irish Companies Registration Office, unless such request is from Alkermes.

Section 5.24.  Reduction of Share Capital.  Elan shall procure that a resolution of the shareholders of New Alkermes is passed prior to the Closing permitting a reduction of the share premium account of New Alkermes in order to allow an application to be made under Section 72 of the Irish Companies Act 1963 to the Irish High Court to allow for the creation of distributable reserves, the wording of such resolution to be subject to the prior approval of Alkermes.

Section 5.25.  Acquisition of Ordinary Shares of New Alkermes Denominated in Euro.  Elan shall procure that all ordinary shares of New Alkermes denominated in euro and in issue prior to the Closing will be acquired by New Alkermes for nil consideration pursuant to section 41(2) of the Irish Companies (Amendment) Act 1983, or otherwise, before the Closing and that all necessary filings will be made in respect thereof.

Section 5.26.  Purchase of Own Shares and Re-issue of Treasury Shares.  Elan shall procure that resolutions of the shareholders of New Alkermes are passed prior to the Closing authorizing New Alkermes, subject to the provisions of the Irish Companies Act 1990, to effect market purchases of its own shares and to determine the price at which any shares of New Alkermes held in treasury, as defined under the Irish Companies Act 1990, may be reissued, the wording of such resolutions to be subject to the prior approval of Alkermes.

Section 5.27.  Transfer and Assumption of Alkermes Equity Incentive Plans.  Elan shall procure that resolutions of the shareholders of New Alkermes are passed prior to the Closing authorizing effective at the Closing: (i) the transfer and assumption of the rights and obligations of Alkermes under existing Alkermes equity plans and other similar employee awards by New Alkermes, and (ii) for the purposes of Section 29(1) of the Irish Companies Act 1990, any arrangement for the payment of compensation to any director of New Alkermes in the form of shares in New Alkermes; provided, that such compensation is disclosed in the accounts of New Alkermes from time to time, the wording of such resolutions to be subject to the prior approval of Alkermes.

Section 5.28.  Transfer Out of Irish Dormant Companies.  Elan shall procure that it will effect a transfer or transfers of EDT Pharma Limited, EDT Investment Company Limited and EDT Management Limited to a third party other than a New Alkermes Group Entity within five (5) Business Days of the date hereof.

ARTICLE VI

Employee Benefits Matters

Section 6.1.  Employee Plans.

(a) Generally.  Except as specifically set forth in this Section 6.1, none of New Alkermes or its Subsidiaries shall assume responsibility for any liability, cost, expense or obligation under, or sponsorship of, any Employee Plan, or, in respect of the U.S. Acquired Entity, continue following the Closing Date to be a participating employer under any Employee Plan.

(b) Transition Bonus Arrangement.  For purposes of this Agreement, the term “Accrued Bonus Expense” means the liability included in the Estimated Modified Working Capital in respect of bonus amounts under the Elan Cash Bonus Plan with respect to the performance of Transferred Employees in 2011. New Alkermes shall maintain a performance bonus plan (the “New Alkermes Transition Bonus Plan”) for the benefit of Transferred Employees for calendar year 2011, the terms, conditions, targets and performance measures under which shall be established in the discretion of the board of directors of New Alkermes or the compensation committee thereof following the Closing. In any event, New Alkermes shall pay bonuses under the New Alkermes Transition Bonus Plan to Transferred Employees that are not less than the sum of (i) the Accrued Bonus Expense for services through the Closing Date, and (ii) an additional amount based on actual results for New Alkermes and the New Alkermes Group Entities, on a consolidated or business unit basis, for the period from the Closing Date through December 31, 2011, that is consistent for each Transferred Employee with the bonus opportunity that such Transferred Employee had under the Elan Cash Bonus Plan for 2011. The parties intend that this clause (b) shall not have any effect if the Closing Date occurs after December 31, 2011.

(c) Vacation.  The Estimated Modified Working Capital shall reflect a liability in respect of accrued but unused vacation and related taxes if any for Transferred Employees based on rates of base pay as of the Closing Date. New Alkermes shall credit Transferred Employees with an amount of accrued but unused vacation immediately following the Closing Date equal to the amount of accrued but unused vacation time taken into account for purposes of such accrual, subject to the generally applicable terms of the applicable vacation program of New Alkermes or its Subsidiaries as in effect from time to time but with no diminution in the amount of accrued but unused vacation for any Transferred Employee.

(d) Service Credit.  Transferred Employees shall be given credit under each Post-Closing Employee Plan in which they are eligible to participate for all service with Elan or any of its Subsidiaries (to the extent such credit was given under the applicable Employee Plan maintained by Elan or its Subsidiaries) for purposes of eligibility and vesting, and, solely for purposes of any vacation pay plan and stock option accelerated vesting and extended exercise period, for benefit accrual purposes. For the sake of clarity, the employee stock option retirement provision and the vacation accrual policy are the only Post-Closing Employee Plans that are expected to provide benefits based on service credit.

(e) Credit for Deductibles.  New Alkermes shall give each Transferred Employee credit for the amount of deductibles borne by such Transferred Employee (and his or her eligible dependents) prior to the Closing Date under an Employee Plan that is a welfare benefit plan for purposes of satisfying the deductible limitations under each Post-Closing Employee Plan that is a corresponding welfare benefit plan, subject to receipt of relevant information or documentation confirming the amount of such deductibles.

Section 6.2.  U.S. Employees.

(a) Benefit Continuation.  For one year following the Closing Date, New Alkermes or its applicable Subsidiary shall continue to provide all U.S. Employees with base compensation no less than the base compensation in effect for such U.S. Employees immediately prior to the Closing. For one year following the Closing Date, New Alkermes and its Subsidiaries shall maintain Post-Closing Employee Plans which provide benefits to U.S. Employees that are no less favorable in the aggregate than those provided under the Employee Plans in effect on the Closing Date covering U.S. Employees (excluding equity-based compensation, but including a flexible spending account under which each U.S. Employee shall be credited with an opening balance equal to that as immediately prior to the Closing Date under the comparable plan of Elan and its Subsidiaries as in effect immediately prior to the Closing Date) or, at the election of New Alkermes, Post-Closing Employee Plans that are no less favorable in the aggregate than those provided to similarly situated employees of Alkermes (excluding equity-based compensation, but including a flexible spending account under which each U.S. Employee shall be credited with an opening balance equal to that as immediately prior to the Closing Date under the comparable plan of Elan and its Subsidiaries as in effect immediately prior to the Closing Date); provided, that nothing herein shall require New Alkermes or its Subsidiaries to continue the employment of any Transferred Employee for any period or to duplicate any benefits.

(b) COBRA.  Elan shall remain responsible for satisfying obligations under Section 601 et seq. of ERISA and Section 4980B of the Code (“COBRA coverage”) and any applicable similar state laws, to provide continuation coverage to or with respect to any U.S. Employee in accordance with Law with respect to any “qualifying event” prior to the Effective Time. New Alkermes shall be responsible for COBRA coverage for any U.S. Employees who has a qualifying event following the Effective Time.

(c) 401(k) Plan.  Effective as of the Closing Date, New Alkermes shall have in effect a qualified defined contribution plan (the “New Alkermes 401(k) Plan”) that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code designed to provide benefits as of the Closing Date to the U.S. Employees, subject to the terms and conditions thereof. Effective as of the Closing Date, each U.S. Employee who was a participant in the Elan U.S. 401(k) Plan shall be entitled to a distribution of his or her respective account balance in accordance with the terms of the Elan U.S. 401(k) Plan and as permitted by the Code. The New Alkermes 401(k) Plan shall provide for the receipt of individual rollovers of benefits so distributed from the Elan U.S. 401(k) Plan.

Section 6.3.  Ireland Employees.

(a) Elan and its Continuing Affiliates and New Alkermes acknowledge and agree that the Reorganization Transfers provided for in steps 3,4 and 6 of Schedule 1 each constitute a TUPE Transfer. Upon the occurrence of any such TUPE Transfer, subject to Section 6.3(d) and Schedule J and except in respect of any equity based compensation, the contracts of employment of each of the Ireland Employees whose employment transfers pursuant to any such TUPE Transfer will have effect from the applicable TUPE Transfer Date as if originally made between ES5 or Interco (as the case may be) and each such Ireland Employee. Elan and its Subsidiaries and New Alkermes agree that the provisions of this Section 6.3 shall not operate to increase the obligations of the parties beyond those pursuant to the Transfer Regulations.

(b) Elan and New Alkermes shall together deliver to the Ireland Employees letters and notices, in the Agreed Form, between them notifying the Ireland Employees of the transfer of their employment under any TUPE Transfer, which Agreed Form will include the provisions set forth in Schedule I.

(c) Elan and its Subsidiaries shall ensure that all salaries and wages of, and all other employer’s obligations relating to, the Ireland Employees are discharged or accrued and all tax deductions and pay-related social insurance obligations and Transfer Regulations relative to the Ireland Employees are complied with and made by Elan and its Subsidiaries in respect of all periods up to the Closing Date.

(d) For one year following the Closing Date, New Alkermes or its applicable Subsidiary shall continue to provide all Ireland Employees with base compensation no less than the base compensation in effect for such Ireland Employees immediately prior to the Closing. Except as provided in Schedule J, with which the Parties agree to comply, for one year following the Closing Date, New Alkermes and its Subsidiaries shall maintain Post-Closing Employee Plans which provide benefits to each Ireland Employee required to be continued after the Effective Time by the Transfer Regulations or, in respect of pension and death benefits, required to be continued after the Effective Time under Schedule J, no less favorable in the aggregate than those provided under the applicable Employee Plans of Elan and its Subsidiaries in effect on the applicable TUPE Transfer Date (excluding equity-based compensation, which shall be determined in the sole discretion of the compensation committee of the New Alkermes board of directors); provided, that, subject to compliance with applicable Law, nothing herein shall require New Alkermes or its Subsidiaries to continue the employment of any Transferred Employee for any period or to duplicate any benefits.

(e) In respect of all periods after and including the Closing Date, New Alkermes shall discharge all salaries and wages and all other employer’s obligations relating to the Ireland Employees and shall comply with all tax deductions and pay-related social insurance obligations and Transfer Regulations relating to the Ireland Employees.

(f) Each of Elan and its Continuing Affiliates and Interco shall comply with its respective obligations arising under the Transfer Regulations, including Regulation 8.

(g) Prior to any Ireland Employee’s employment transferring to Interco, and if Interco or any Subsidiary of Interco acts as a principal employer or as a participating employer in the EDT Pharma Pension Schemes and any such scheme has not been wound up by that date, Interco or any such Subsidiary shall cease to act as principal employer of or as a participating employer in the EDT Pharma Pension Schemes by executing all appropriate documentation in an Agreed Form.

Section 6.4.  Miscellaneous.

(a) No Right to Employment.  Nothing in this Agreement, express or implied, shall create any right to employment or continued employment for any specified period, of any nature or kind whatsoever. Nothing in this Agreement is intended to be, or shall be construed as, an amendment to any employee benefit plan, program, arrangement, policy or agreement.

(b) Assistance with Claims.  Notwithstanding anything to the contrary in this Article VI, each of Elan and its Continuing Affiliates, and New Alkermes and its Subsidiaries shall at its own expense give the other party such assistance as the other party may reasonably require to contest any claim by any person employed in the Business at or prior to the Closing which results from or is in connection with this Agreement.

ARTICLE VII

Tax Matters

Section 7.1.  Tax Representations of Elan.  Elan hereby represents and warrants to Alkermes and Merger Sub as follows:

(a) Except as set forth in Section 7.1(a) of the Elan Disclosure Schedule, New Alkermes and the New Alkermes Group Entities have timely filed or caused to be filed (or had filed on their behalf) all material federal, state, local and non-U.S. Tax Returns (including those filed on a consolidated, combined or unitary basis) required to have been filed by (or on behalf of) any of them. All of the foregoing Tax Returns are true, correct and complete in all material respects, and set forth all items to the extent required to be reflected or included in such Tax Returns. New Alkermes and the New Alkermes Group Entities have, within the time and manner prescribed by applicable Law, paid all material Taxes required to be paid in respect of the periods covered by such Tax Returns or otherwise due to any Taxing Authority (whether or not shown on any Tax Return). None of New Alkermes or the New Alkermes Group Entities has requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed. No deficiencies for any Tax have been proposed, asserted or assessed, in each case, by any Taxing Authority, against any of New Alkermes or the New Alkermes Group Entities. There are no pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which payment has been made. None of New Alkermes or the New Alkermes Group Entities has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. There are no material Liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of any of New Alkermes or the New Alkermes Group Entities, or the Business Assets (other than Liens for Taxes not yet due and payable). No claim has ever been made in writing by a Taxing Authority in a jurisdiction where New Alkermes or any New Alkermes Group Entity does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction.

(b) None of New Alkermes or the New Alkermes Group Entities is the subject of any currently pending material Tax audit or administrative or judicial Tax proceeding, and no Elan Party expects any authority to assess any additional material Taxes for any period for which Tax Returns have been filed. None of New Alkermes or any New Alkermes Group Entity has received from any Taxing Authority any notice indicating an intent to open an audit or other review.

(c) New Alkermes and the New Alkermes Group Entities have withheld and paid or have caused to be withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(d) None of New Alkermes or any New Alkermes Group Entity that is a corporation for U.S. federal income tax purposes has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing Date) or in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(e) None of New Alkermes or the New Alkermes Group Entities has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

(f) No shares in the New Alkermes Group Entities have at any time during the Reorganization derived the greater part of their value from any of the assets specified in Section 29 of the Taxes Consolidation Act 1997 of Ireland (the “TCA”).

(g) None of New Alkermes or the New Alkermes Group Entities is or has been a party to any “reportable transaction,” as defined in section 6707A(c)(1) of the Code and Treasury Regulation section 1.6011-4(b) that is or was required to be reported to the relevant Taxing Authority.

(h) None of New Alkermes or the New Alkermes Group Entities has any liability for any material Tax (i) of any Person other than New Alkermes and the New Alkermes Group Entities, including under Treasury Regulations section 1.1502-6 (or any similar provision of any Similar Law), as transferee or successor or by contract, (ii) as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date, (iii) as a result of any “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date, or (iv) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date.

(i) The documents listed in Section 7.1(i) of the Elan Disclosure Schedule are true, accurate, and complete in all material respects, and include all material information that is responsive to the information request on “Substantial Business Activities” provided by Alkermes to Elan on March 1, 2011.

(j) Each of New Alkermes and the New Alkermes Group Entities has disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662(d). Except as disclosed in Section 7.1(j) of the Elan Disclosure Schedule, none of New Alkermes or the New Alkermes Group Entities has requested or received a ruling from any Taxing Authority or signed a closing or other agreement with any Taxing Authority relating to Taxes which would have an effect with respect to any taxable period ending on or after the Closing Date.

(k) Since acquiring the intellectual property which is transferred as part of the Reorganization Transfers described in Step 6 of Schedule 1, EPIL and Interco have been carrying on a trade of dealing in intellectual property, including the buying and selling of intellectual property and all income and gains earned from this trade have qualified for the rate of corporation tax in Ireland specified in Section 21(1) of the Taxes Consolidation Act 1997.

(l) Each New Alkermes Group Entity (other than Merger Sub, Eagle Holdings, U.S. Holdco and the U.S. Acquired Entities) is resident for tax purposes only in Ireland and no such entity has any liability for tax in any other jurisdiction.

(m) At the Closing, no part of the Business will be subject to taxation in any jurisdiction other than the United States or Ireland.

(n) The tax basis (for the purposes of Schedule D Case I) in the intellectual property transferred to it as part of the Reorganization Transfers described in Step 6 of Schedule 1, is $299 million. There has been no appropriation from trading stock of any of such intellectual property.

(o) Prior to the issue of shares by Interco as part of the Reorganization Transfers, Interco has never been a member of the same group for the purposes of Section 616 of the Taxes Consolidation Act 1997 as EPIL or ES5. Prior to the issue of shares by New Alkermes as part of the transactions contemplated by this Agreement, New Alkermes has never been a member of the same group for the purposes of Section 616 of the Taxes Consolidation Act 1997 as ES3.

Section 7.2.  Tax Indemnification.  (a) From and after the Closing Date, the Elan Tax Indemnitors shall pay or cause to be paid, and jointly and severally shall indemnify each Alkermes Tax Indemnitee and protect, save and hold each Alkermes Tax Indemnitee harmless from and against the following Taxes:

(i) any Tax imposed upon or relating to Elan or any of the Continuing Affiliates for any period, including any such Tax for which any of the Alkermes Tax Indemnitees (or any Subsidiary thereof) may be liable (w) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of any Similar Law), (x) as a transferee or successor, (y) by contract or (z) otherwise, on a secondary or joint and several basis;

(ii) any Tax imposed upon any of New Alkermes, the New Alkermes Group Entities or the Business Assets with respect to any Pre-Closing Period, including any interest, penalties, additions to tax or other additional amounts imposed with respect thereto, other than (w) any such Taxes that are accounted for in the Closing Modified Working Capital (x) Taxes imposed solely and directly as a result of the merger of Alkermes and Merger Sub, which Taxes are not associated with a transaction prior to the Closing Date of any of New Alkermes or its direct and indirect Subsidiaries, and for the avoidance of doubt, any Tax arising as a result of the ceasing of any of New Alkermes or its direct and indirect Subsidiaries on prior to the Closing Date to be a member of any group (including any consolidated group, affiliated group, or otherwise) for any Tax purpose is not excluded from indemnification by this Section 7.2(a)(ii)(x), (y) Taxes imposed on Alkermes or Interco in connection with Step 12A of Schedule 1 and (z) Taxes imposed as a result of the borrowing by Merger Sub and the payment of $500 million to New Alkermes in Step 12B/C of Schedule 1;

(iii) any Covered Losses or Taxes incurred or sustained by any Alkermes Tax Indemnitee arising out of a breach of representations contained in Section 7.1; and

(iv) any Taxes (including Transfer Taxes) imposed in connection with the transactions described in Schedule 1 other than (x) Taxes imposed solely and directly as a result of the merger of Alkermes and Merger Sub, which Taxes are not associated with a prior transaction prior to the Closing Date of any of New Alkermes or its direct and indirect Subsidiaries, and for the avoidance of doubt, any Tax arising as a result of the ceasing of any of New Alkermes or its direct and indirect Subsidiaries on prior to the Closing Date to be a member of any group (including any consolidated group, affiliated group, or otherwise) for any Tax purpose is not excluded from indemnification by this Section 7.2(a)(iv)(x), (y) Taxes imposed on Alkermes or Interco in connection with Step 12A of Schedule 1 and (z) Taxes imposed as a result of the borrowing by Merger Sub and the payment of $500 million to New Alkermes in Step 12B/C of Schedule 1.

(b) Except as otherwise provided in Section 7.5, payment in full of any amount due to the Alkermes Tax Indemnitees under this Section 7.2 shall be made to the affected Alkermes Tax Indemnitee in immediately available funds at least two (2) Business Days before the date payment of the Taxes to which such payment relates is due.

(c) The Alkermes Tax Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 7.2 after the end of the applicable survival period as specified in Section 7.12; provided, that, if on or prior to the last date of such survival period, Alkermes shall have provided Elan with written notice of a claim for indemnification under this Section 7.2, then the Alkermes Tax Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim has been satisfied or otherwise resolved as provided in this Article VII.

Section 7.3.  Allocation of Certain Taxes.  For purposes of this Article VII, in order to apportion appropriately any Taxes relating to a Straddle Period, the Parties hereto shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable year or period for all purposes of New Alkermes and the New Alkermes Group Entities. In the case of Taxes arising in a taxable period of any of New Alkermes or the New Alkermes Group Entities, or with respect to a Business Asset, that includes but does not end on the Closing Date, except as otherwise provided in this Section 7.3, the portion of such Taxes that are allocable to the Pre-Closing Period shall be (x) in the case of Taxes that are imposed on a periodic basis, franchise Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding and ad valorem Taxes, the amount of such Taxes for the entire taxable period, multiplied by a fraction the numerator of which is the number of calendar days in such taxable period ending on and including the Closing Date and the denominator of which is the entire number of calendar days in such taxable period, and the balance of such Taxes shall be attributable to the Post-Closing Period; provided, that if any property, asset or other right of any of New Alkermes or the New Alkermes Group Entities, or any Business Asset, is sold, disposed of or deemed disposed of or otherwise transferred or realized for any Tax purpose on or prior to the Closing Date, then ad valorem, capital gains, transfer or other Taxes pertaining to such property, asset or other right shall be attributed entirely to the Pre-Closing Period; and (y) in the case of Taxes not described in

(x) the amount that would be payable on the basis of an interim closing of the books as of the end of the Closing Date. For purposes of this Section 7.3, (i) any Tax on gain or income resulting from the triggering into income of deferred intercompany transactions under Section 1.1502-13 of the Treasury Regulations or excess loss accounts under Section 1.1502-19 of the Treasury Regulations or under Part 20 of the TCA that occurs as a result of the Reorganization or the Merger shall be considered to be attributable to the Pre-Closing Period and (ii) each partnership or “flowthrough” entity in which any of New Alkermes or the New Alkermes Group Entities holds an interest shall be treated as if its taxable year ended at the close of business on the Closing Date and Taxes attributable to the income and gain of such entities through the close of business on the Closing Date (as determined in a reasonably practicable manner) shall be considered to be attributable to the Pre-Closing Period.

Section 7.4.  Carryovers, Refunds and Related Matters.  (a) Any refund or credit of Taxes (including any interest thereon) received by New Alkermes or any of the New Alkermes Group Entities and that is a refund or credit of Taxes with respect to a Pre-Closing Period, other than any such refunds or credits that are accounted for in the Closing Modified Working Capital, shall be for the account of Elan and shall be promptly reimbursed to Elan or its designee by New Alkermes or the New Alkermes Group Entity.

(b) Any refund or credit of Taxes (including any interest thereon) that relates to any of Alkermes, New Alkermes, the New Alkermes Group Entities or their respective Subsidiaries and that is a refund or credit of Taxes with respect to a Post-Closing Period that is received by Elan or any of its Subsidiaries or Affiliates shall be the property of Alkermes, New Alkermes, the New Alkermes Group Entity or their relevant Subsidiary and shall be promptly paid by Elan to such Person.

(c) In applying Sections 7.4(a) and 7.4(b), any refund or credit of Taxes (including any interest thereon) for a Straddle Period shall be allocated between the Pre-Closing Period and the Post-Closing Period in accordance with Section 7.3.

Section 7.5.  Preparation and Filing of Tax Returns.  (a) Elan shall file or cause to be filed (i) any combined, consolidated or unitary Return that includes Elan, any direct or indirect Subsidiary of Elan that directly or indirectly holds an equity interest in New Alkermes or any Continuing Affiliate and (ii) any other Return of any of New Alkermes or the New Alkermes Group Entities for any taxable period that ends on or before the Closing Date. All such Returns shall be true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by applicable Law. All such Returns shall be timely filed in a manner consistent with past practice, shall not include any change in any method of accounting (unless required by Law) and shall not include any Tax election that is inconsistent with past practice. Elan shall, reasonably promptly after the filing of a Return described in clause (i) or (ii) above, provide New Alkermes a copy of such Return (or a copy of a pro forma separate Return in the case of a Return described in clause (i)). Elan shall remit to the relevant Taxing Authority all Taxes shown by such Returns to be due. New Alkermes shall cause the New Alkermes Group Entities to furnish information to Elan in connection with any such Return, at Elan’s expense, in accordance with the past procedures, customs and practices of Elan.

(b) Except to the extent set forth in Section 7.5(a), New Alkermes shall file or cause to be filed all Returns of, or that include, New Alkermes and any of the New Alkermes Group Entities.

(c) With respect to any Return of any of New Alkermes or the New Alkermes Group Entities for a Straddle Period (such a Return, a “Straddle Period Return”), New Alkermes shall deliver a copy of such Return to Elan at least forty (40) Business Days prior to the due date (giving effect to any extension thereof), accompanied by an allocation between the Pre-Closing Period and the Post-Closing Period of the Taxes shown to be due on such Return. Such Return and allocation shall not be filed or become final without prior written consent of Elan (not to be unreasonably withheld, conditioned or delayed). Within fifteen (15) Business Days after the date of receipt by Elan of such Return and allocation, Elan may deliver to New Alkermes a written request for changes to such Return or allocation. If Elan does not deliver such a request within such period, the Return and allocation shall be final and binding. If Elan delivers such a request, then New Alkermes and Elan shall undertake in good faith to resolve the issues raised in such request prior to the due date (including any extension thereof) for filing such Return. If New Alkermes and Elan are unable to resolve any issue within

(10) Business Days from the date of receipt by new Alkermes of the request for changes, then Elan and New Alkermes jointly shall engage the Neutral Auditors to determine the correct treatment of the item or items in dispute. Each of Elan and New Alkermes shall bear and pay one half of the fees and other costs charged by the Neutral Auditors. The determination of the Neutral Auditors shall be final and binding on the Parties hereto.

(d) In the case of each Straddle Period Return, not later than two (2) Business Days before the due date (including any extension thereof) for payment of Taxes with respect to such Return, Elan shall pay to New Alkermes or the relevant New Alkermes Group Entity the portion of the Taxes in connection with such Return for which Elan is responsible pursuant to Sections 7.2 and 7.3.

Section 7.6.  Tax Contests.

(a) Notices.  If any Taxing Authority asserts a Tax Claim, then the Party hereto first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties; provided, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Section 7.6, except to the extent that the other Party is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) Interco hereby agrees that it shall not, without having first obtained the consent of Elan, initiate any correspondence or discussions with the Irish Revenue Commissioners (“Irish Revenue”) asserting to Irish Revenue that the intellectual property, transferred to it as part of the Reorganization Transfers described in Step 6 of Schedule 1, should be treated otherwise than as trading stock for any Pre-Closing Period. If Irish Revenue initiates contact with Interco asserting that such intellectual property should be treated otherwise than as trading stock for any Pre-Closing Period, Interco agrees that it shall promptly inform Elan that such contact has been made.

(c) Interco shall not claim a tax basis (for the purposes of Schedule D Case I) in the intellectual property transferred to it as part of the Reorganization Transfers described in Step 6 of Schedule 1, of more than the amount specified in Section 7.1(n), unless otherwise agreed with Irish Revenue as a result of correspondence or discussions initiated by Irish Revenue and conducted in accordance with the provisions of this Section 7.6. If, as a result of such correspondence or discussions with Irish Revenue, Interco obtains a tax basis in the intellectual property of more than the amount specified in Section 7.1(n), Interco agrees to repay to Elan (as an adjustment to the purchase price paid in Step 6 of Schedule 1) any Tax benefit, actually realized solely as a result of claiming the increased tax basis, less any costs or additional Tax incurred.

(d) New Alkermes agrees that it shall not, for the duration of the time period specified in section 80(8)(b) of the Stamp Duties Consolidation Act 1999 (“SDCA”) dispose of the shares in Holdco that it acquired in Step 10 of Schedule 1 if such disposition would cause a clawback pursuant to Section 80(8)(b) of the SDCA of relief from stamp duty granted pursuant to section 80(2) of the SDCA in respect of the transfer of shares described in Step 10 of Schedule 1.

(e) Elan shall have the right to control, at its own expense, any audit, examination, contest, litigation or other proceeding by or against any Taxing Authority (a “Tax Proceeding”) in respect of New Alkermes or a New Alkermes Group Entity for any taxable period that ends on or before the Closing Date, or for a Straddle Period and relates to any matter that is indemnifiable pursuant to Section 7.2(a), and in the case of a Tax Proceeding involving the matters referred to in Sections 7.1(k) and 7.2(a)(iv); provided, that Elan shall provide New Alkermes with a timely and reasonably detailed account of each stage of such Tax Proceeding; provided, further, that Elan shall consult with New Alkermes regarding any such Tax Proceeding which relate solely to matters indemnifiable pursuant to Section 7.2(a) and shall allow New Alkermes to participate in any such proceeding (at its own cost and expense and that Elan conduct such Tax Proceedings in a reasonable manner and shall indemnify New Alkermes and its Subsidiaries, including the New Alkermes Group Entities, from and against any interest, penalties, surcharges or additional Taxes arising as a result of such Tax Proceeding, to the extent such interest, penalties, surcharges and additional Taxes are not already paid pursuant to the indemnities contained in Section 7.2(a)); provided, further, that with respect to a Tax Proceeding that includes matters that are not indemnifiable pursuant to Section 7.2(a), Elan shall have the right to control only those aspects of the Tax Proceeding related to such matters that are indemnifiable pursuant to Section 7.2(a); provided, further, that none of New Alkermes or the New Alkermes Group Entities and any of their respective Subsidiaries or any director or officer of any of the foregoing shall be required to sign any document or make any assertion or representation that is not true and correct and in accordance with applicable Law; provided, further, that no settlement or other disposition of any claim for Tax which would adversely and materially affect New Alkermes, the New Alkermes Group Entities or any of their Subsidiaries in any Post-Closing Period shall be agreed to without New Alkermes’ prior written consent, which consent shall not be unreasonably withheld or delayed.

(f) Subject to Section 7.6(g), New Alkermes shall have the right to control the conduct of any other Tax Proceeding in its sole discretion with respect to any other Tax matter not covered in Section 7.6(e).

(g) Straddle Periods.  In the case of a Tax Proceeding for a Straddle Period (and to the extent the conduct of such Tax Proceeding does not relate to the matter described in Section 7.6(d) or does not fall within Section 7.6(e))of New Alkermes or any New Alkermes Group Entity, New Alkermes and Elan shall jointly represent their interests in any such Tax Proceeding, shall employ counsel of their mutual choice and shall cooperate with the other and the other’s Representatives in a prompt and timely manner in connection with any such Tax Proceeding. Elan and New Alkermes shall mutually agree on any settlement or other disposition of the Tax Proceeding. In the event Elan and New Alkermes are unable to agree regarding any aspect of the conduct of any such Tax Proceeding, the decision shall be made by the counsel employed to pursue such Tax Proceeding on the basis of counsel’s good faith judgment regarding the course of action that would produce the overall lowest present value of Tax and litigation cost to Elan and New Alkermes. Any such Tax Proceeding expenses shall be borne by Elan and New Alkermes in the same proportion as such related Taxes are borne by Elan and New Alkermes in accordance with Section 7.3.

Section 7.7.  Cooperation.  Each Party hereto shall, and shall cause its Subsidiaries and Affiliates to, provide to each of the other Parties hereto such cooperation, documentation and information as any of them reasonably may request in (i) filing any Return, amended Return or claim for refund, (ii) determining a Liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes, (iii) conducting any Tax Proceeding or (iv) determining an allocation of Taxes between a Pre-Closing Period and Post-Closing Period. Such cooperation and information shall include providing copies of all relevant portions of relevant Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party will retain all Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of New Alkermes and the New Alkermes Group Entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Returns and other documents relate or (y) eight (8) years following the due date (without extension) for such Returns. Thereafter, the Party holding such Returns or other documents may dispose of them, provided that such Party shall give to the other Parties written notice prior to doing so. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided. Each Party required to file Returns pursuant to this Article VII shall bear all costs of filing such Returns.

Section 7.8.  Termination of Tax Sharing Agreements.  Any and all Tax allocation or sharing agreements or other agreements or arrangements relating to Tax matters between any of New Alkermes or the New Alkermes Group Entities on the one hand and Elan, or any Continuing Affiliate on the other hand shall be terminated with respect to each of New Alkermes and the New Alkermes Group Entities (and the Subsidiaries thereof) as of the day before the Closing Date and, from and after the Closing Date, New Alkermes and the New Alkermes Group Entities shall not have any rights or obligations thereunder for any past or future period.

Section 7.9.  Tax Election.  New Alkermes agrees that, except (i) as provided elsewhere in this Agreement, (ii) with the consent of Elan (such consent not to be unreasonably withheld or delayed), (iii) as required by applicable Law, or (iv) to correct an error in a Tax Return, New Alkermes shall not, and shall not cause or permit any of the New Alkermes Group Entities to make or change any Tax election or amend any Tax Return or take any Tax position filed pursuant to Sections 7.5(a) and 7.5(c) in respect of a Pre-Closing Period or Straddle Period, except that New Alkermes shall be permitted to take such actions with respect to any Tax election or Tax Return for a Pre-Closing Period or Straddle Period to the extent such action would not give rise to a claim for indemnification pursuant to Section 7.2(a).

Section 7.10.  Certain Disputes.  Disputes arising under this Article VII and not resolved by mutual agreement within thirty (30) days shall be resolved by the Tax Accounting Referee, chosen and mutually acceptable to both Elan and New Alkermes within five (5) days of the date on which the need to choose the Tax Accounting Referee arises, and if no person is mutually acceptable, the President of the Irish Taxation Institute shall choose the Tax Accounting Referee. The Tax Accounting Referee shall resolve any disputed items within thirty (30) days of having the item referred to it pursuant to such procedures as it may require. The determination of the Tax Accounting Referee shall be final and binding on the Parties hereto. The costs, fees and expenses of the Tax Accounting Referee shall be borne equally by Elan and New Alkermes.

Section 7.11.  Definitions.  The following terms shall have the meanings set forth as follows:

(a) “Alkermes Tax Indemnitees” means New Alkermes, Alkermes and each of their respective Subsidiaries and Affiliates, including the New Alkermes Group Entities.

(b) “Elan Tax Indemnitors” means Elan and each of the Transferring Subsidiaries.

(c) “Post-Closing Period” means any taxable period or portion thereof of New Alkermes or the New Alkermes Group Entities or with respect to the Business Assets beginning after the Closing Date, including the Post-Closing Straddle Period.

(d) “Pre-Closing Period” means any taxable period or portion thereof of New Alkermes or the New Alkermes Group Entities or with respect to the Business Assets ending on or before the Closing Date, including the Pre-Closing Straddle Period.

(e) “Pre-Closing Straddle Period” means the portion of the Straddle Period ending on the Closing Date.

(f) “Returns” or “Tax Returns” means any returns, reports or statements (including any amended returns or information returns) required to be filed for purposes of a particular Tax.

(g) “Straddle Period” means a taxable period that begins on or before and ends after the Closing Date.

(h) “Post-Closing Straddle Period” means the portion of the Straddle Period beginning on the date after the Closing Date.

(i) “Tax” or “Taxes” means any federal, state, local or non-U.S. net or gross income, gross receipts, capital gains, corporation, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative, or add-on minimum, estimated or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(j) “Tax Accounting Referee” means any internationally recognized accounting firm chosen and mutually acceptable to both Elan and New Alkermes excluding any firm that audits either Elan or Alkermes.

(k) “Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification of the Alkermes Tax Indemnitee under this Article VII.

(l) “Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

(m) “Transfer Tax” means all goods and services, excise, sales, use, value added, transfer (including real property transfer), withholding tax pursuant to Section 980 Taxes Consolidation Act 1997 of Ireland (as amended), stamp, stamp duty reserve, documentary, filing, recordation, registration and other similar Taxes (including conveyance and notarial fees), together with any interest, penalties and additional amounts imposed with respect thereto.

Section 7.12.  Survival.  The representations and warranties set forth in Section 7.1 shall survive the Effective Time until sixty (60) days after the expiration of the applicable statute of limitations.

Section 7.13.  Treatment for U.S. Federal Income Tax Purposes.  For U.S. Federal income tax purposes, the Parties agree to treat the Merger as a taxable sale of Alkermes stock under section 1001 of the Code.

Section 7.14.  Adjustments.  (a) Any indemnification payment under Article VII or Article IX (the “Relevant Indemnity Payments”) shall be treated for U.S. federal income Tax purposes and Irish tax purposes as an adjustment to the consideration. All sums payable under Article VII or Article IX and any payment made pursuant to Sections 2.14 or 2.15 shall be paid on an after-tax basis, and free and clear of all deductions or withholdings except as may be required by Law. If any such deductions or withholdings are required by Law, the payer shall be obliged to pay to the recipient such sum as will, after such deduction or withholding has been made, leave the recipient with the same amount as it would have been entitled to receive, in the absence of any such requirement to make a deduction or withholding. The Parties agree to cooperate in a commercially reasonable manner to ensure that any Relevant Indemnity Payment is made to the appropriate Alkermes Tax Indemnitee, Alkermes Indemnified Party, or Elan Indemnified Party, as applicable, (each, an “Indemnity Recipient”) to avoid the imposition of any Tax or withholding Tax on the Relevant Indemnity Payments to the extent possible, provided that the Indemnity Recipient shall not be required to take any action that would cause it to incur any additional costs, expenses, Taxes or Covered Losses that it is not indemnified for pursuant to Section 7.2(a).

(b) Except with respect to matters covered in Section 7.6(c), in the event that an Alkermes Tax Indemnitee actually realizes any Tax refunds or credits to Taxes (collectively, “Tax Benefits”) (determined on a with-or-without basis) attributable to amounts for which it was indemnified or is entitled to indemnification in accordance with Article VII or Article IX hereof, such party will (i) in the case of Tax Benefits actually realized and attributable to amounts for which it was indemnified, promptly pay the Elan Tax Indemnitor the amount of the Tax Benefits so realized, and (ii) in the case of all other Tax Benefits actually realized, offset such amounts against any indemnification payment then due from the Elan Tax Indemnitors.

ARTICLE VIII

Conditions Precedent

Section 8.1.  Conditions to Each Party’s Obligation.  The obligations of the Parties to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of all of the following conditions:

(a) Receipt of Shareholder Approvals.  Alkermes shall have obtained the Alkermes Shareholder Approval.

(b) No Injunctions or Restraints, Illegality.  No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect having the effect of making the Merger or the other transactions contemplated hereby illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated hereby.

(c) Antitrust Approval.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and all other antitrust approvals, shall have been received (or, where appropriate, notification submitted), if required.

(d) Governmental and Regulatory Approvals.  Other than the filings pursuant to the HSR Act and any other required antitrust Laws identified after the date hereof, all consents, approvals and actions of, filings with and notices to any Governmental Authority required of Alkermes, Elan or any of their Subsidiaries to consummate the Merger, the Transactions and the other transactions contemplated hereby, the failure of which to be obtained or made would have or would reasonably be expected to have a Business Material Adverse Effect shall have been obtained or made.

(e) NASDAQ Listing.  The New Alkermes Ordinary Shares to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(f) Registration Statement.  The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(g) Financial Assistance.  All Irish financial assistance issues arising in respect of the Reorganization shall have been validated in accordance with Section 60 of the Irish Companies Act 1963 and filed with the Irish Companies Registration Office.

(h) Re-registration of New Alkermes.  New Alkermes shall have been re-registered as a public limited company in accordance with the provisions of the Irish Companies (Amendment) Act 1983 and a certificate of incorporation on re-registration to this effect from the Irish Companies Registration Office shall have been provided to Alkermes.

Section 8.2.  Additional Conditions to Alkermes’ Obligations.  The obligations of Alkermes to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of all of the following additional conditions:

(a) Representations, Warranties and Covenants of the Elan Parties.  Each of the representations and warranties of Elan set forth in this Agreement (other than the representation and warranty set forth in Section 7.1(i)) shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date, in which case they shall be true as of such date), interpreted without regard to any materiality, material adverse effect, or “Business Material Adverse Effect” (or other similar materiality qualifiers) contained therein, except where the failure of such representations and warranties of Elan to be true and correct as so made, would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. The representation and warranty set forth in Section 7.1(i) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date.

(b) Performance of Obligations of the Elan Parties.  Each of the Elan Parties shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Reorganization.  The Reorganization shall have been effected pursuant to the Reorganization Transfer Agreements. Elan shall have provided evidence of the completion of the Reorganization reasonably satisfactory to Alkermes, including evidence of any necessary actions of the boards of directors or stockholders of the Elan Entities, any Transferring Subsidiary, New Alkermes and the New Alkermes Group Entities in respect of the Reorganization.

(d) Indebtedness.  New Alkermes and the New Alkermes Group Entities shall have no Indebtedness as of the Closing Date (other than Elan Reorganization Indebtedness and Indebtedness in respect of the IP Transfer Loan Note).

(e) Financial Statements.  The Audited Financial Statements, when delivered, shall not have differed in any material respect from the Historical Financial Statements, other than in respect of the different accounting standards under which they were prepared and any applicable Agreed Adjustments.

(f) Certificate.  Alkermes shall have received at the Closing a certificate dated the Closing Date and validly executed by the chief executive officer or the chief financial officer of Elan to the effect that the conditions specified in paragraphs (a), (b), (c), and (d) of this Section 8.2 have been satisfied.

(g) Deliveries.  The Elan Parties (or the applicable Continuing Affiliate) shall have delivered all the certificates, instruments, agreements and other documents to be delivered pursuant to Section 2.13 (except to the extent expressly provided otherwise in Section 2.13(vi)).

(h) No Code Change.  There shall have been no change in Law with respect to Code Section 7874, or official interpretation thereof, that, in the opinion of Cleary Gottlieb Steen & Hamilton LLP (or other nationally recognized tax counsel), would materially increase the risk that New Alkermes would be treated as a United States domestic corporation for United States federal tax purposes.

Section 8.3.  Additional Conditions to Obligations of the Elan Parties.  The obligation of the Elan Parties to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of all of the following additional conditions:

(a) Representations, Warranties and Covenants of Alkermes.  Each of the representations and warranties of Alkermes set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date, in which case they shall be true as of such date), interpreted without regard to any materiality, material adverse effect or “Alkermes Material Adverse Effect” (or other similar materiality qualifiers) contained therein, except where the failure of such representations and warranties of Alkermes to be true and correct as so made, would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.

(b) Performance of Obligations of Alkermes.  Alkermes shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certificate.  Elan shall have received at the Closing a certificate dated the Closing Date and validly executed by the chief executive officer or the chief financial officer of Alkermes to the effect that the conditions specified in paragraphs (a) and (b) of this Section 8.3 have been satisfied.

(d) Deliveries.  Alkermes shall have delivered to Elan all the certificates, instruments, agreements and other documents to be delivered pursuant to Section 2.14 (except to the extent expressly provided otherwise in Section 2.14(iv)).

ARTICLE IX

Survival; Indemnification

Section 9.1.  Survival.  The covenants and other agreements of the Parties contained in this Agreement which by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Closing and the consummation of the transactions contemplated hereby until so performed or terminated. The representations and warranties contained in this Agreement shall survive the Effective Time until the second (2nd) anniversary of the Effective Time, except that (a) the representations and warranties set forth in Sections 3.9 and 3.10 shall survive the Effective Time until the third (3rd) anniversary of the Effective Time, and (b) the representations and warranties set forth in Article VII shall survive as set forth in Article VII.

Section 9.2.  Indemnification by Elan.  (a) Subject to Section 9.5(a), from and after the Closing Date, Elan shall indemnify and hold harmless New Alkermes, the Surviving Corporation and the New Alkermes Group Entities and their respective officers, directors and Affiliates (collectively, the (“Alkermes Indemnified

Parties”) from and against any and all Covered Losses suffered by such Alkermes Indemnified Parties resulting from or arising out of (i) any inaccuracy in or breach of any of the representations or warranties of Elan in this Agreement (other than those set forth in Article VII hereof, indemnity for which is addressed in Article VII) and the Ancillary Agreements (other than the IP Transfer Loan Note), in each case when made, and, except for representations and warranties that speak of a specific date or time (which need only be true and correct as of such date and time), on and as of the Closing Date, (ii) any breach or nonfulfillment of any covenants or agreements made by the Elan Parties herein or by Elan or any Continuing Affiliate in the Ancillary Agreements, (iii) any Liability or obligation of any of New Alkermes, the Surviving Corporation or the New Alkermes Group Entities arising from or relating to Excluded Assets or any business or conduct of such entity prior to the Closing other than the Business, (iv) except as specifically set forth in this Agreement, (A) the employment of any employee or consultant by Elan or its Subsidiaries in respect of the Business prior to the Effective Time, (B) otherwise in respect of employee matters as a result of the transactions contemplated by this Agreement, including (X) any benefit in the nature of severance pay arising from the consummation of the transactions contemplated by this Agreement, (Y) with respect to any employee or consultant whose employment or consulting service is transferred (or who claims that his or her employment or consulting service is transferred) pursuant to the Transfer Regulations, arising out of any failure by Elan or any of its Subsidiaries to comply with obligations under the Transfer Regulations, or (Z) arising from any claim by or on behalf of any person other than an Ireland Employee who asserts that he or she is entitled to transfer to the employment of Interco or New Alkermes whether pursuant to the Transfer Regulations or otherwise, including all costs, to include remuneration costs, incurred as a result of Interco or New Alkermes being compelled to employ such person as a result of any such claim, (C) other than a claim for pension or death benefit entitlements in respect of service after the Effective Time, any matter or thing related to the Ireland DB Plans and any action or omission of Elan or any of its Subsidiaries with respect to employees, or related to any Employee Plan other than the Ireland DB Plans or (D) any Controlled Group Liability, (v) any Pre-Closing Environmental Matters and (vi) any of the Specified Matters.

(b) The Alkermes Indemnified Parties shall not be entitled to assert any indemnification pursuant to clause (i) of Section 9.2(a) after the date on which such representation and warranty ceases to survive; provided, that if on or prior to the date such representation ceases to survive, a Notice of Claim shall have been given to Elan pursuant to Section 9.4 for such indemnification, the Alkermes Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.  The Alkermes Indemnified Parties shall not be entitled to assert any indemnification pursuant to clauses (ii) or (v) of Section 9.2(a) after the seventh (7th) anniversary of the Closing Date; provided, that if on or prior to the seventh (7th) anniversary of the Closing Date, a Notice of Claim shall have been given to Elan pursuant to Section 9.4 for such indemnification, the Alkermes Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.

Section 9.3.  Indemnification by Alkermes.  (a) Subject to Section 9.5(b) hereof, from and after the Closing Date, Alkermes shall indemnify and hold harmless Elan and the Continuing Affiliates and their respective officers, directors and Affiliates (collectively, the “Elan Indemnified Parties”) from and against any and all Covered Losses suffered by such Elan Indemnified Parties resulting from or arising out of (i) any inaccuracy in or breach of any of the representations or warranties of Alkermes in this Agreement and the Ancillary Agreements, in each case, when made, and, except for representations and warranties that speak of a specific date or time (which need only be true and correct as of such date and time), on and as of the Closing Date, (ii) any breach or nonfulfillment of any covenants or agreements made by Alkermes herein or, solely in respect of covenants or agreements to be performed after the Closing, by New Alkermes, the Surviving Corporation, the New Alkermes Group Entities or Alkermes in this Agreement or in the Ancillary Agreements, (iii) any Liability of any of New Alkermes, the Surviving Corporation or the New Alkermes Group Entities or arising from or related to the Business Assets, other than any Liability for which the Elan Indemnified Parties have indemnified the Alkermes Indemnified Parties pursuant to Section 9.2, or Intellectual Property Rights transferred to a New Alkermes Group Entity pursuant to the IP Transfer Agreement; (iv) any action taken by Elan or its Subsidiaries pursuant to Section 5.3(h) and (v) (A) the employment of any employee or consultant by New Alkermes or its Subsidiaries in respect of the Business after the Effective Time, including (x) any benefit in the nature of severance pay arising after the consummation of the transactions contemplated by this Agreement, (y) with respect to any employee or consultant whose employment or consulting service is transferred (or who claims that his or her employment or consulting services is transferred) pursuant to the Transfer Regulations, arising out of any failure by Alkermes or any of its Subsidiaries to comply with obligations under the Transfer Regulations from and after the Effective Time, including all costs, to include remuneration costs, incurred as a result of Elan being compelled to provide severance or to re-employ any such person or (z) any claim to pension or death benefits in respect of services after the Effective Time, or (B) any action or omission of Alkermes or any of its Subsidiaries with respect to employees, or related to any Post-Closing Employee Plan.

(b) The Elan Indemnified Parties shall not be entitled to assert any indemnification pursuant to clause (i) of Section 9.3(a) after the date on which such representation and warranty ceases to survive; provided, that if on or prior to the date such representation ceases to survive, a Notice of Claim shall have been given to Alkermes pursuant to Section 9.4 hereof for such indemnification, the Elan Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.  The Elan Indemnified Parties shall not be entitled to assert any indemnification pursuant to clause (ii) of Section 9.3(a) after the seventh (7th) anniversary of the Closing Date; provided, that if on or prior to the seventh (7th) anniversary of the Closing Date, a Notice of Claim shall have been given to Alkermes pursuant to Section 9.4 hereof for such indemnification, the Elan Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.

Section 9.4.  Indemnification Procedures.  (a) Upon obtaining knowledge of any claim or demand which has given rise to, or is expected to give rise to, a claim for indemnification hereunder, New Alkermes or Elan, as the case may be, shall promptly (and in any event within thirty (30) days) give written notice (“Notice of Claim”) of such claim or demand to the other. The party giving such Notice of Claim shall furnish to the other party in reasonable detail such information as the Alkermes Indemnified Parties or the Elan Indemnified Parties, as the case may be, may have with respect to such indemnification claim (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same). Subject to the limitations set forth in Sections 9.2(b) and 9.3(b), no failure or delay by New Alkermes or Elan in the performance of the foregoing shall reduce or otherwise affect the obligation of Elan or Alkermes, respectively, to indemnify and hold the Alkermes Indemnified Parties or the Elan Indemnified Parties, respectively, harmless, except to the extent that such failure or delay shall have actually adversely affected the ability of Alkermes or Elan, as the case may be, to defend against or satisfy any Covered Losses for which the party seeking indemnification is entitled to indemnification hereunder.

(b) If the claim or demand set forth in the Notice of Claim given pursuant to Section 9.4(a) hereof is a claim or demand asserted by a third party, the party receiving such Notice of Claim shall have fifteen (15) days after the date on which Notice of Claim is given to notify the party giving such Notice of Claim in writing of its election to defend such third party claim or demand on behalf of the party seeking indemnification. If the party receiving such Notice of Claim elects, on behalf of Alkermes or Elan, as the case may be, to defend such third party claim or demand, the party seeking indemnification shall make available to the indemnifying party and its agents and representatives all records and other materials which are reasonably required in the defense of such third party claim or demand and shall otherwise cooperate with, and assist the indemnifying party in the defense of, such third party claim or demand, and so long as Elan or Alkermes, as the case may be, is defending such third party claim in good faith, the Alkermes Indemnified Parties or Elan Indemnified Parties, as applicable, shall not pay, settle or compromise such third party claim or demand. In such case, Alkermes or Elan, as the case may be, may pay, settle or compromise such third party claim or demand (i) with the written consent of Elan or Alkermes, on behalf of the Elan Indemnified Parties or the Alkermes Indemnified Parties, as the case may be, or (ii) without such consent, so long as such settlement includes (A) an unconditional release of the Elan Indemnified Parties or the Alkermes Indemnified Parties, as the case may be, from all Liability in respect of such claim or litigation, (B) does not subject the indemnified parties to any injunctive relief or other equitable remedy, and (C) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party. If the party receiving such Notice of Claim elects to defend such third party claim or demand, (i) such assumption will conclusively establish for purposes of this Agreement that the claims described in such Notice of Claim are within the scope of and subject to indemnification hereunder and (ii) the Alkermes Indemnified Party or the Elan Indemnified Party, as the case may be, shall have the right to participate in the defense of such third party claim or demand, at such indemnified party’s own expense. In the event, however, that such indemnified party reasonably determines that representation by counsel to the indemnifying parties of both such indemnifying parties and the indemnified party could reasonably be expected to present such counsel with a conflict of interest, then the indemnified party may employ separate counsel to represent or defend it in any such action or proceeding and the indemnifying parties will pay the fees and expenses of such counsel; provided, that Elan or Alkermes, as the case may be, shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to reasonably necessary local counsel) at any time for all Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be. If the party receiving such Notice of Claim does not elect to defend such third party claim or demand or does not defend such third party claim or demand in good faith, the Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be, shall have the right, in addition to any other right or remedy they may have hereunder, at the expense of Elan or Alkermes, as the case may be, to defend such third party claim or demand; provided, that (i) such Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be, shall not have any obligation to participate in the defense of, or defend, any such third party claim or demand; (ii) such Alkermes Indemnified Parties’ or Elan Indemnified Parties’, as the case may be, defense of or participation in the defense of any such third party claim or demand shall not in any way diminish or lessen the obligations of Elan or Alkermes, as applicable, under the agreements of indemnification set forth in this Article IX; and (iii) such Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be, may not settle any claim without the consent of Elan or Alkermes, respectively (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) With respect to any third party claim subject to indemnification under this Article IX: (i) both the party receiving such Notice of Claim and the Elan Indemnified Parties or Alkermes Indemnified Parties, as the case may be, shall keep the other Persons reasonably informed of the status of such third party claim and any related Actions at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any third party claim; provided, that the party receiving such Notice of Claim shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including reasonable legal fees and disbursements) by the Party providing such cooperation but shall not be required to compensate such Party for time spent by its officers, directors, employees or agents in such cooperation.

(d) Except for third party claims being defended in good faith, (i) Elan shall satisfy its obligations under this Article IX in respect of a valid claim for indemnification hereunder which is not contested by Elan in good faith in cash within 30 days after the date on which Notice of Claim is given and (ii) Alkermes shall satisfy its obligations under this Article IX in respect of a valid claim for indemnification hereunder which is not contested by Alkermes in good faith in cash within 30 days after the date on which Notice of Claim is given.

Section 9.5.  Limitations; Additional Procedures.  (a) Elan shall have no liability for indemnification pursuant to clause (i) of Section 9.2(a) with respect to Covered Losses for which indemnification is provided thereunder, (i) that are De Minimis Damages, (ii) unless the aggregate of all Covered Losses (other than De Minimis Damages) exceeds $5,000,000 (the “Threshold”), in which case Elan shall be liable for all such Covered Losses (other than De Minimis Damages), including the amount of the Threshold or (iii) in excess of $500 million in the aggregate.

(b) Alkermes shall have no liability for indemnification pursuant to clause (i) of Section 9.3(a) with respect to Covered Losses for which indemnification is provided thereunder, (i) that are De Minimis Damages,

(ii) unless the aggregate of all Covered Losses (other than De Minimis Damages) exceeds the Threshold, in which case Alkermes shall be liable for all such Covered Losses (other than De Minimis Damages), including the amount of the Threshold or (iii) in excess of $500 million in the aggregate.

(c) For purposes of any indemnity obligation under this Article IX with respect to any breach of any covenant or obligation, or any representation or warranty contained in this Agreement, any express qualifications or limitations set forth in such covenant or obligation, or representation or warranty, as to materiality, material adverse effect, “Business Material Adverse Effect” or “Alkermes Material Adverse Effect” (or other similar materiality qualifiers) contained therein, shall be disregarded.

(d) The right to indemnification, reimbursement or other remedy based upon the representations, warranties, covenants and agreements contained in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge actually acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement.

(e) Notwithstanding anything herein to the contrary, no Elan Indemnified Person or Alkermes Indemnified Person shall be entitled to any indemnification or reimbursement under any provisions of this Agreement for any amount to the extent such Person or its Affiliates has been indemnified or reimbursed for such amount under any other provision of this Agreement or any Ancillary Agreement or under any insurance policy.

(f) In no event shall Covered Losses be subject to indemnification under Sections 9.2 or 9.3 to the extent such Covered Losses were included or taken into account in the calculation of the Final Modified Working Capital or Final Net Cash Amount.

(g) Except in the case of fraud, from and after the Closing, the exclusive remedy for any Elan Indemnified Person or Alkermes Indemnified Person for Covered Losses or other monetary damages arising from a breach of this Agreement or otherwise relating to the transactions contemplated by this Agreement (except as otherwise provided in any Ancillary Agreement) shall be the indemnification provided under this Article IX or Article VII.  There shall be no remedy at law or otherwise for De Minimis Damages arising out of the events or circumstances described in clause (i) of Sections 9.2(a) or 9.3(a).  Nothing in this Agreement shall interfere with or impede a party’s right to seek equitable remedies (including specific performance or injunctive relief) to enforce any covenant in this Agreement or any Ancillary Agreement.

(h) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL ANY PARTY BE LIABLE FOR (A) ANY PUNITIVE DAMAGES OR (B) ANY LOST PROFITS OR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES; provided, however, that if an Elan Indemnified Person or Alkermes Indemnified Person is held liable to a third party based on any final judgment of a court of competent jurisdiction for any such Covered Losses and the applicable indemnifying party is obligated to indemnify such Person for the matter that gave rise to such Covered Losses, then such indemnifying party shall be liable for, and obligated to reimburse such Elan Indemnified Person or Alkermes Indemnified Person, as the case may be, for such Covered Losses.

Section 9.6.  Exclusive Tax Indemnification.  Notwithstanding anything to the contrary in this Article IX, the above provisions of this Article IX shall not apply to Tax indemnification matters, which matters shall instead be governed by Article VII.

ARTICLE X

Termination

Section 10.1.  Termination.  This Agreement may be terminated at any time prior to the Closing by:

(a) Alkermes and Elan by mutual written consent;

(b) either Alkermes or Elan if the Effective Time shall not have occurred by the close of business on 180th day following the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to (i) Alkermes if its failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date or (ii) Elan, if Elan’s or one or more of its Subsidiaries’ failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c) either Alkermes or Elan if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which such Party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 5.2) permanently restraining, enjoining or otherwise prohibiting the Merger or the Reorganization, and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by either Alkermes or Elan if the Alkermes Shareholders Approval shall not have been obtained by reason of the failure to obtain the Required Alkermes Vote upon the taking of such vote(s) at a duly held meeting of shareholders of Alkermes, or at any adjournment thereof; or

(e) by Elan, prior to the Alkermes Shareholders Meeting, if the board of directors of Alkermes shall have withdrawn or modified in any manner adverse to Elan its recommendation that the shareholders of Alkermes approve the Merger or shall have resolved to take any such action (an “Alkermes Change in Recommendation”).

(f) By Alkermes, if Elan shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure (A) would render the condition in Section 8.2(a) or Section 8.2(b) incapable of being satisfied, and (B) is incapable of being cured or has not been cured by Elan within 20 calendar days after written notice has been given by Alkermes to Elan of such breach or failure to perform; or

(g) By Elan, if Alkermes shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure (A) would render the condition in Section 8.3(a) or Section 8.3(b) incapable of being satisfied, and (B) is incapable of being cured or has not been cured by Alkermes within 20 calendar days after written notice has been given by Elan to Alkermes of such breach or failure to perform

Section 10.2.  Procedure and Effect of Termination.  In the event of termination of this Agreement by either or both of Elan and Alkermes pursuant to Section 10.1, written notice thereof shall forthwith be given by the terminating Party to the other, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the Parties, except that Sections 5.1, 5.5, and 9.5(h), and Articles I, X and XI shall survive the termination of this Agreement; provided, that, except as set forth in Section 10.3, such termination shall not relieve any Party hereto of any liability for any breach of this Agreement.

Section 10.3.  Termination Payments.  (a) Elan shall pay to Alkermes the Alkermes Termination Fee by wire transfer to an account of Alkermes in immediately available funds within two (2) Business Days of termination in the event that this Agreement is terminated in accordance with Section 10.1(f) or, by Elan, in accordance with Section 10.1(b), and, in the case of this clause (ii), at any time on or after the date of this Agreement and prior to such termination any EDT Acquisition Proposal shall have been made and not withdrawn or formally (and, if such EDT Acquisition Proposal was publicly made, publicly) rejected by Elan, in each case, prior to such termination.

(b) Alkermes shall pay to Elan the Elan Termination Fee by wire transfer to an account of Alkermes in immediately available funds within two (2) Business Days of termination in the event that this Agreement is terminated: (i) by Elan due to an Alkermes Change in Recommendation pursuant to Section 10.1(e); or (ii) in accordance with Section 10.1(d) or Section 10.1(g) or, by Alkermes, in accordance with Section 10.1(b), and, in the case of this clause (ii), at any time on or after the date of this Agreement and prior to such termination any Alkermes Acquisition Proposal shall have been made and not withdrawn or formally (and, if such Alkermes Acquisition Proposal was publicly made, publicly) rejected by Alkermes, in each case, prior to such termination.

(c) The Parties acknowledge that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that without such provisions the Parties would not have entered into this Agreement. If either Alkermes or Elan, as the case may be, fails to pay the Elan Termination Fee or the Alkermes Termination Fee, as the case may be, or any portion thereof and the other Party commences a suit which results in a judgment against the Party that failed to pay for the respective Termination Fee or any portion thereof, the losing Party shall also pay the prevailing Party’s costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the respective Termination Fee (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses at the prime interest rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment.

(d) In the circumstances in which a Termination Fee is payable in accordance with this Section 10.3, (i) each of the Parties acknowledges and agrees that a Party’s receipt of the requisite Termination Fee from the other Party pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages, in a reasonable amount that is intended to compensate the other Parties, solely in the circumstances in which such Termination Fee is payable, for efforts and resources expended and on the expectation of the consummation of the Transactions contemplated hereby, which amount would otherwise be impossible to calculate without precision, (ii) a Party’s receipt of the requisite Termination Fee from the other Party pursuant to this Section 10.3 shall be the sole and exclusive remedy of such recipient Party against the other Party, its Subsidiaries, the Financing Parties and each of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees for any loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, and (iii) in the event a Termination Fee is paid in accordance with this Section 10.3, none of Elan, its Subsidiaries or any of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers or assignees, on the one hand, or Alkermes, its Subsidiaries, the Financing Parties or any of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees, on the other hand, shall have any further liability or obligation to Alkermes, its Subsidiaries or the Financing Parties, on the one hand, or to Elan or its Subsidiaries, on the other hand, relating to or arising out of this Agreement, the transactions contemplated hereby, the Commitment Letter or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith; provided, that in no event shall a Party’s liability for the willful or intentional material beach or failure to perform any of its covenants or agreements in this Agreement be limited (it being understood and agreed that the failure to consummate the transactions contemplated by this Agreement in the event that all of the conditions to Closing have been satisfied or waived in accordance with this Agreement shall be deemed a willful or intentional material breach of this Agreement); provided, further, that this Section 10.3(d) shall not limit the right of any Party to seek specific performance of this Agreement pursuant to Section 11.10 and the remedies related thereto prior to the termination of this Agreement in accordance with its terms.

ARTICLE XI

Miscellaneous

Section 11.1.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 11.2.  Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.  (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts to be performed entirely within that State, except to the extent the laws of the Commonwealth of Pennsylvania perforce apply to the Merger.

(b) Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the City of New York, Borough of Manhattan, in the event any dispute arises out of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby,

(b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby in any court other than a state or federal court sitting in the City of New York, Borough of Manhattan. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any Action by the mailing of copies thereof by mail to such Party at its address set forth in this Agreement by registered mail, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided, that nothing in this Section 11.2(b) shall affect the right of any Party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 11.2(b) shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 11.2(b).  The Parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Notwithstanding the foregoing, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Parties, their Subsidiaries, and each of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties hereby further agree that New York State or United States Federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any Financing Party, its Subsidiaries, and any of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees under the Commitment Letter in connection with the transactions contemplated by this Agreement and the Commitment Letter.

(d) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY LEGAL PROCEEDING AGAINST ANY FINANCING PARTY, ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE FORMER, CURRENT AND FUTURE AFFILIATES, REPRESENTATIVES, GENERAL AND LIMITED PARTNERS, MEMBERS, MANAGERS AND ASSIGNEES ARISING OUT OF THE COMMITMENT LETTER, OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.2.

Section 11.3.  Entire Agreement; Third Party Beneficiaries.  This Agreement and the Ancillary Agreements, the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to herein. Except for Section 7.2, which is intended to benefit, and to be enforceable by, the Alkermes Tax Indemnitees, Section 9.2 which is intended to benefit, and be enforceable by, the Alkermes Indemnified Parties, Section 9.3 which is intended to benefit, and be enforceable by, the Elan Indemnified Parties, Sections 11.2(c) and (d) which are intended to benefit, and be enforceable by, the Financing Parties and each of their Affiliates, equityholders, directors, employees, agents and advisors, this Agreement is not intended to confer upon any Person not a Party hereto (and their successors and assigns permitted by Section 11.6) any rights or remedies hereunder.

Section 11.4.  Expenses.  Except as set forth in this Agreement, including Section 10.3 hereof, and the Ancillary Agreements, whether the Merger is or is not consummated, all legal, investment banking and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. For the avoidance of doubt, any costs incurred in connection with the Agreement and the transactions contemplated hereby by Elan and its Subsidiaries, (including New Alkermes or the New Alkermes Group Entities) prior to the Closing, including any arrangements referred to in Section 3.15 with respect to the Elan Financial Advisors (including any indemnity obligations to the Elan Financial Advisors), shall be deemed incurred by Elan or one or more of the Continuing Affiliates, and not by any of Alkermes, New Alkermes or the New Alkermes Group Entities. Notwithstanding the foregoing, (i) all filing fees paid in respect of the Alkermes Proxy Statement and the Registration Statement, (ii) printing and mailing costs related to the preparation, printing and dissemination of the Alkermes Proxy Statement, the prospectus contained in the Registration Statement, and (iii) all filing fees paid in connection with the antitrust filings made pursuant to Section 5.2(c), shall be borne equally by Elan and Alkermes.

Section 11.5.  Notices.  All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented internationally-recognized overnight delivery service or, to the extent receipt is confirmed, telecopy, facsimile or other electronic transmission service to the appropriate address or number as set forth below.

Notices to Elan shall be addressed to:

Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland
Attn.: Company Secretary
Fax No.: + 353 1709 4713

with a copy (which shall not constitute notice) to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Attn.: Christopher T. Cox
Fax No.: +1 212 269-5420

and to:

A&L Goodbody Solicitors
25/28 International Financial Services Centre
North Wall Quay
Dublin 1
Ireland
Attn.: John Given
Fax No.: + 353 1 649 2649

or at such other address and to the attention of such other person as Elan may designate by written notice to Alkermes.

Notices to Alkermes or New Alkermes (after the Closing) shall be addressed to:

Alkermes, Inc.
852 Winter Street
Waltham, MA 02451
Attn.: General Counsel
Fax No.: +1 781 609-6255

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Attn.:	Daniel S. Sternberg, Esq.
William A. Groll, Esq.
Fax No.: +1 212 225-3999

and to:

Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2, Ireland
Attn.: Christopher P.J. McLaughlin
Fax No.: + 353 1 616 3901

or at such other address and to the attention of such other person as Alkermes may designate by written notice to Elan.

Section 11.6.  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided, that no Party may assign its rights or delegate any or all of its obligations under this Agreement, by operation of law or otherwise, without the express prior written consent of each other Party. Any assignment in violation of the proviso in the preceding sentence shall be null and void.

Section 11.7.  Headings; Definitions.  The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

Section 11.8.  Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party may, only by an instrument in writing, waive compliance by another Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

Section 11.9.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without preventing the Parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 11.10.  Specific Performance.  The Parties agree that irreparable damage would occur in the event that any Party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the Parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name:  William F. Daniel
Title:     EVP and Company Secretary

ANTLER SCIENCE TWO LIMITED

By:	/s/ William F. Daniel
Name:  William F. Daniel
Title:     Director

ELAN SCIENCE FOUR LIMITED

By:	/s/ William F. Daniel
Name:  William F. Daniel
Title:     Director

EDT PHARMA HOLDINGS LIMITED

By:	/s/ William F. Daniel
Name:  William F. Daniel
Title:     Director

[Merger Agreement Signature Page]

EDT US HOLDCO INC.

By:	/s/ John L. Donahue
Name: John L. Donahue

Title:	Vice President and Secretary

ANTLER ACQUISITION CORP.

By:	/s/ John L. Donahue
Name: John L. Donahue

Title:	Vice President and Secretary

ALKERMES, INC.

By:	/s/ Gordon G. Pugh
Name: Gordon G. Pugh

Title:	Senior Vice President and Chief Operating Officer

By:	/s/ James M. Frates
Name: James M. Frates

Title:	Senior Vice President, Chief Financial Officer and Treasurer

[Merger Agreement Signature Page]

ANNEX B

May 8, 2011

Board of Directors
Alkermes, Inc.
852 Winter Street
Waltham, MA 02451

Members of the Board:

We understand that Elan Corporation, plc (“Elan”), Antler Science Two Limited (“New Alkermes”), Elan Science Four Limited (“Holdco”), EDT Pharma Holdings Limited (“Interco”), EDT US Holdco Inc. (“U.S. Holdco”), Antler Acquisition Corp, a wholly owned subsidiary of U.S. Holdco (“Merger Sub”), and Alkermes, Inc. (“Alkermes”) propose to enter into a Business Combination Agreement and Plan of Merger, substantially in the form of the draft dated May 7, 2011 (the “Agreement”) which provides for, among other things: (i) the reorganization of certain businesses and subsidiaries of Elan (the “Reorganization”), including the transfer by Elan and one of its subsidiaries to U.S. Holdco of 100% of all equity interests in the direct and indirect subsidiaries relating to, as well as the assets and properties currently primarily used or held for use in, the entire global drug delivery technologies business of Elan and its affiliates (the “Business”), other than the Excluded Assets, but including the Additional Assets, and (ii) the merger (the “Merger” and together with the Reorganization and the other transactions contemplated by the Agreement, the “Transactions”) of Merger Sub with and into Alkermes. Pursuant to the Merger, each outstanding share of common stock, par value $0.01 per share, and the non-voting common stock, par value $0.01 per share (the “Alkermes Common Stock”) of Alkermes, other than shares held in treasury, will be converted into the right to receive one ordinary share, with a nominal value of $0.01 per share, of New Alkermes (the “New Alkermes Ordinary Shares”). In addition, the Transactions will include the issuance of 31,900,000 New Alkermes Ordinary Shares (the “Stock Consideration”) to the Elan Shareholder and a payment from or on behalf of Alkermes of $500,000,000 in cash, subject to adjustment in certain circumstances (the “Cash Consideration” and together with the Stock Consideration, the “Consideration”). We further understand that Elan, the Elan Shareholder and New Alkermes will enter into a shareholder’s agreement in the form attached to the Agreement (the “Shareholder’s Agreement”). The terms and conditions of the Transactions are more fully set forth in the Agreement. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such term in the Agreement.

You have asked for our opinion as to whether the Consideration to be paid by Alkermes pursuant to the Agreement is fair from a financial point of view to Alkermes.

For purposes of the opinion set forth herein, we have:

1) Reviewed certain publicly available financial statements and other business and financial information of the Business and Alkermes, respectively;

2) Reviewed certain internal financial statements and other financial and operating data concerning the Business and Alkermes, respectively;

3) Reviewed certain financial projections prepared by the managements of Alkermes and Elan concerning the Business and certain financial projections prepared by the management of Alkermes concerning Alkermes;

4) Reviewed information relating to certain strategic, financial, tax and operational benefits anticipated from the Transactions, prepared by the managements of Alkermes and Elan;

5) Discussed the past and current operations and financial condition and the prospects of the Business, including information relating to certain strategic, financial, tax and operational benefits anticipated from the Transactions, with the management of Elan;

6) Discussed the past and current operations and financial condition and the prospects of Alkermes, including information relating to certain strategic, financial, tax and operational benefits anticipated from the Transactions, with the management of Alkermes;

7) Reviewed the pro forma impact of the Transactions on Alkermes’ earnings, cash flow, consolidated capitalization and financial ratios;

8) Reviewed the reported prices and trading activity for Alkermes Common Stock;

9) Compared the financial performance of the Business and Alkermes with that of certain other publicly-traded companies comparable to the Business and Alkermes, respectively;

10) Participated in certain discussions and negotiations among representatives of Elan and Alkermes and their financial and legal advisors;

11) Reviewed the Agreement, the draft commitment letter from certain lenders to Alkermes substantially in the form of the draft dated May 7, 2011 (the “Commitment Letter”), the Shareholder’s Agreement and certain related documents; and

12) Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Alkermes and Elan, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Transactions, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Alkermes and Elan of the future financial performance of the Business and of the management of Alkermes of the future financial performance of Alkermes. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions, including without limitation, that Alkermes will obtain financing in accordance with the terms set forth in the Commitment Letter. We have relied upon, without independent verification, the assessment by the management of Alkermes of: (i) the strategic, financial, tax and other benefits expected to result from the Transactions; (ii) the timing and risks associated with the integration of the Business with Alkermes; (iii) the ability to retain key employees of the Business and Alkermes, respectively and (iv) the validity of, and risks associated with, the Business’ and Alkermes’ existing and future technologies, intellectual property, products, services and business models. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Alkermes and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Business or Alkermes, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Alkermes in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transactions. In addition, Morgan Stanley or one or more of its affiliates is providing to Alkermes a portion of the financing required in connection with the Transactions, for which Morgan Stanley will receive additional fees from Alkermes. Morgan Stanley or one or more of its affiliates may also provide financing services to Elan for purposes that are unrelated to the Transactions, including restructuring or refinancing Elan’s existing debt, in one or more transactions to be executed separately from, and without receipt of internal strategic information from Elan regarding, the Transactions. In the two years prior to the date hereof, we have provided financial advisory and financing services for Alkermes and Elan and have received fees in connection with certain such services. Morgan Stanley may also seek to provide such services to New Alkermes and Elan in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Alkermes, Elan, or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Alkermes and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Alkermes is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the New Alkermes Ordinary Shares will trade at any time, including following consummation of the Transactions, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Alkermes should vote at the shareholders’ meeting to be held in connection with the Transactions.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by Alkermes pursuant to the Agreement is fair from a financial point of view to Alkermes.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Ari Terry
Ari Terry
Managing Director

ANNEX C

SHAREHOLDER’S AGREEMENT

BY AND AMONG

ELAN CORPORATION, PLC

ELAN SCIENCE THREE LIMITED

AND

ALKERMES, PLC

DATED AS OF          , 2011

C-i

C-ii

SHAREHOLDER’S AGREEMENT, dated as of          , 2011 (this “Agreement”), by and among Alkermes, plc, a public limited company incorporated in Ireland (registered number          ), whose registered address is           (the “Company”), Elan Corporation, plc, a public limited company incorporated in Ireland (registered number 30356), whose registered address is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (the “Shareholder Parent”), and Elan Science Three Limited, a private limited company incorporated in Ireland (registered number 477401) and a wholly-owned Subsidiary (as defined below) of Shareholder Parent, whose registered address is Monksland, Athlone, Co. Westmeath, Ireland (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, the Shareholder Parent, the Company, Antler Acquisition Corp., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and an indirect wholly-owned Subsidiary of the Company (“Merger Sub”), Alkermes, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (“Alkermes”), and certain other parties entered into a Business Combination Agreement and Plan of Merger, dated as of May 9, 2011 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Alkermes (the “Merger”), and Alkermes, as the surviving company of the Merger, shall become an indirect wholly-owned Subsidiary of the Company upon the terms and conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement and immediately following the Closing (as defined below), the Shareholder will directly own and the Shareholder Parent will Beneficially Own (as defined below) 31,900,000 of the outstanding Ordinary Shares (as defined below), constituting approximately twenty-five percent (25%) of the total then outstanding Ordinary Shares, and the former public shareholders of Alkermes will own the remaining approximately seventy-five percent (75%) of the outstanding Ordinary Shares;

WHEREAS, the Company, the Shareholder Parent and the Shareholder desire to establish in this Agreement certain terms and conditions concerning the Ordinary Shares to be owned by the Shareholder as and from the Closing and related provisions concerning the Shareholder’s relationship with and investment in the Company as and from the Closing;

WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of the Shareholder Parent and Alkermes to consummate the transactions contemplated by the Merger Agreement; and

WHEREAS, this Agreement shall take effect at and as of the Closing.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  As used in this Agreement, the following terms shall have the meanings indicated below:

‘‘Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under Common Control with that Person; provided that the Shareholder Parent and the Shareholder shall not be deemed to be an Affiliate of the Company and vice versa.

“Agreement” shall have the meaning set forth in the Preamble.

“Alkermes” shall have the meaning set forth in the Recitals.

“Automatic Shelf Registration” shall have the meaning set forth in Section 6.1(e).

“Beneficially Own” shall mean, with respect to any securities, (i) having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (as in effect on the date of this Agreement); (ii) having the right to become the Beneficial Owner of such securities (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; or (iii) having an exercise or conversion privilege or a settlement payment or mechanism with respect to any option, warrant, right, convertible security, stock appreciation, swap agreement or other security, contract right or derivative position, whether or not currently exercisable, at a price related to the value of the securities for which Beneficial Ownership is being determined or (A) having a value determined in whole or part with reference to, or derived in whole or in part from, the value of the securities for which Beneficial Ownership is being determined and (B) that increases in value as the value of the securities for which Beneficial Ownership is being determined increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the securities for which Beneficial Ownership is being determined (excluding any interests, rights, options or other securities set forth in Rule 16a-1(c)(1)-(5) or (7) promulgated pursuant to the Exchange Act (as in effect on the date of this Agreement). The terms “Beneficial Owner” and “Beneficial Ownership” shall have a correlative meaning.

“Blackout Period” shall have the meaning set forth in Section 6.1(f).

“Board” shall mean, as of any date, the Board of Directors of the Company in office on that date.

“Board Right Termination Event” shall be deemed to have occurred at such time, if any, after the Closing, as the Shareholder shall cease to Beneficially Own Voting Securities representing at least the Ownership Threshold.

“Board Right Period” shall have the meaning set forth in Section 3.1(a).

“Business Day” shall mean any day other than a Saturday, Sunday, U.S. federal or Irish public holiday or a day on which banks in New York, New York or Dublin, Ireland are authorized or obligated by law to close.

“Change of Control” shall mean, with respect to any specified Person, any of the following: (i) the sale, lease, transfer, conveyance or other disposition (including by way of liquidation or dissolution of such specified Person or one or more of its Subsidiaries), in a single transaction or in a related series of transactions, of all or substantially all of the assets of such specified Person and its Subsidiaries, taken as a whole, to any other Person (or Group) which is not, immediately after giving effect thereto, a Subsidiary of such specified Person; (ii) any Person or Group becomes, in a single transaction or in a related series of transactions, whether by way of purchase, acquisition, tender, exchange or other similar offer or recapitalization, reclassification, consolidation, merger, share exchange, scheme of arrangement or other business combination transaction, the Beneficial Owner of more than fifty percent (50%) of the combined voting power of the outstanding voting capital stock entitled to vote generally in the election of directors (or Persons performing a similar function) of such specified Person; or (iii) the consummation of any recapitalization, reclassification, consolidation, merger, share exchange, scheme of arrangement or other business combination transaction immediately following which the Beneficial Owners of the voting capital stock of such specified Person immediately prior to the consummation of such transaction do not Beneficially Own more than fifty percent (50%) of the combined voting power of the outstanding voting capital stock entitled to vote generally in the election of directors (or Persons performing a similar function) of the entity resulting from such transaction (including an entity that, as a result of such transaction, owns such specified Person or all of substantially all of the assets of such specified Person and its Subsidiaries, taken as a whole, either directly or indirectly through one or more Subsidiaries of such entity) in substantially the same proportion as their Beneficial Ownership of the voting capital stock of such specified Person immediately prior to such transaction.

“Change of Control Purchase Price” shall have the meaning set forth in Section 5.3(b).

“Claim Notice” shall have the meaning set forth in Section 6.7(a).

“Claims” shall have the meaning set forth in Section 6.6(a).

“Closing” shall mean the consummation of the Merger.

“Closing Date” shall mean the date on and as of which the Merger and this Agreement shall be effective.

“Companies Acts” shall mean the Irish Companies Acts 1963 to 2009.

“Company” shall have the meaning set forth in the Preamble.

“Control” (including, with correlative meanings, “Controlled by” and “under Common Control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of management or policies of a Person, whether through ownership of securities, by contract or otherwise.

“Demand Registration” shall have the meaning set forth in Section 6.1(a).

“Demand Registration Statement” shall have the meaning set forth in Section 6.1(a).

“Demand Request” shall have the meaning set forth in Section 6.1(a).

“Directed Offering” shall mean any so-called “registered direct” sale, block trade or other similar offering or Transfer made pursuant to an effective registration statement filed under the Securities Act, but in which the Shareholder Shares Transferred are not widely distributed.

“Director” shall mean any member of the Board.

“Election Notice” shall have the meaning set forth in Section 5.3(a).

“Encumbrance” shall mean any lien, pledge, charge, claim, encumbrance, security interest, option, hypothecation, mortgage, easement, encroachment or other restriction or third-party right of any kind, including any right of first refusal or restriction on voting, in each case other than pursuant to this Agreement.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“FINRA” shall mean the Financial Industry Regulatory Authority.

“Free Writing Prospectus” shall have the meaning set forth in Section 6.4(a).

“Group” shall mean two or more Persons acting together, pursuant to any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting or disposing of securities or as otherwise contemplated by Rule 13d-5(b) of the Exchange Act.

“Holdback Period” means (i) with respect to any registered offering covered by this Agreement, 90 days (or such shorter period as the managing underwriter(s) permit) after and 10 days before, the effective date of the related Registration Statement; or (ii) in the case of a takedown from a Shelf Registration Statement, 90 days (or such shorter period as the managing underwriter(s) permit) after the date of the Prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed 10 days) as the Company has given reasonable written notice to the Shareholder.

“Ireland” shall mean the island of Ireland, excluding the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone.

“Market Value” shall mean, with respect to any Voting Securities as at any date of determination, the volume weighted average of the daily market prices of such Voting Securities over the twenty (20) consecutive trading days immediately preceding, but not including, such date of determination. For purposes of this definition, the “daily market price” for any trading day shall be (i) the volume weighted average sale price of all sales of such Voting Securities during the principal trading session on such trading day, on NASDAQ (or if no sale was made on NASDAQ on such trading day, the national stock exchange that experienced the highest volume of trades in such Voting Securities on such trading day);

(ii) if such Voting Securities are not then admitted for trading on NASDAQ or listed on a national stock exchange, the average of the last reported closing bid and ask prices of such Voting Securities on such trading day in the over-the-counter market, as furnished by the National Quotation Bureau, Incorporated (or similar organization or agency succeeding to its function of reporting security prices); or (iii) if there is no such organization or agency, the average of the last reported closing bid and ask prices of such Voting Securities on such trading day as furnished by any member of the National Association of Securities Dealers, Inc. mutually selected by the Company and the Shareholder or, if they cannot agree on such selection, as selected by two such members of the National Association of Securities Dealers, Inc., one of which shall be selected by the Company and one of which shall be selected by the Shareholder.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Nominating Committee” shall have the meaning set forth in Section 3.1(b).

“NASDAQ” shall mean The NASDAQ Stock Market LLC.

“Ordinary Shares” shall mean ordinary shares, par value $0.01 per share, of the Company.

“Organizational Documents” shall mean, with respect to any Person, such Person’s memorandum and articles of association, articles or certificate of incorporation, formation or organization, by-laws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended from time to time.

“Other Shares” shall mean shares of any class of capital stock of the Company (other than Ordinary Shares) that are entitled to vote generally in the election of Directors.

“Ownership Threshold” shall mean, at any time of determination, the Beneficial Ownership of ten percent (10%) of the Voting Securities outstanding at such time.

“Parent Public Filings” shall have the meaning set forth in Section 7.14.

“Permitted Transferee” shall mean the Shareholder Parent and any direct or indirect wholly-owned Subsidiary of the Shareholder Parent.

“Person” shall mean any individual, private or public company, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, governmental entity or other entity of any kind or nature.

“Piggy-Back Registration” shall have the meaning set forth in Section 6.2(a).

“Proceedings” shall have the meaning set forth in Section 7.6.

“Prospectus” shall mean the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to Registrable Shares, as amended or supplemented and including all material, if any, incorporated by reference in such prospectus or prospectuses.

“Registrable Shares” shall mean, at any time of determination, the Shareholder Shares that are Beneficially Owned by the Shareholder at such time.

“Registration Expenses” shall have the meaning set forth in Section 6.5(a).

“Registration Rights Termination Date” shall have the meaning set forth in Section 6.3.

“Registration Statement” shall mean any registration statement of the Company which covers any of the Registrable Shares pursuant to the provisions of this Agreement, including any Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents, if any, incorporated by reference in such Registration Statement.

“Representatives” shall, with respect to any designated Person, mean such designated Person’s Affiliates and the respective directors, officers, employees, accountants, counsel, consultants and other agents and advisors of such designated Person and its Affiliates; provided, however, that, with respect to the Shareholder, no underwriter, broker-dealer or placement agent shall be deemed to be a Representative of the Shareholder solely as a result of such underwriter, broker-dealer or placement agent participating in the distribution of any Registrable Shares, unless such underwriter, broker-dealer or placement agent is otherwise an Affiliate of the Shareholder.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933.

“Selling Expenses” shall have the meaning set forth in Section 6.5(a).

“Shareholder” shall have the meaning set forth in the Preamble or, in the event that the Shareholder Shares are Transferred to any Permitted Transferee in accordance with Section 5.1(f)(i), shall mean such Permitted Transferee.

“Shareholder Designee” shall have the meaning set forth in Section 3.1(a).

“Shareholder Parent” shall have the meaning set forth in the Preamble.

“Shareholder Parent Change of Control Event” shall mean with respect to the Shareholder Parent, any of the following: (i) the Shareholder Parent enters into definitive documentation providing for or contemplating any transaction or series of related transactions that would, if consummated, constitute a Change of Control with respect to the Shareholder Parent; (ii) the board of directors of the Shareholder Parent approves, accepts or recommends to the shareholders of the Shareholder Parent, or the shareholders of the Shareholder Parent approve, (A) any recapitalization, reclassification, consolidation, merger, share exchange, scheme of arrangement or other business combination transaction, (B) any sale, lease, transfer, conveyance or other disposition (including by way of liquidation or dissolution of the Shareholder Parent or one or more of its Subsidiaries) of all or substantially all of the assets of the Shareholder Parent and its Subsidiaries (taken as a whole) or (C) any other similar transaction, in any case that would, if consummated, constitute a Change of Control with respect to the Shareholder Parent; or (iii) a tender, takeover, exchange or other similar offer that would, if consummated, constitute a Change of Control with respect to the Shareholder Parent is commenced or the subject of an announcement of a firm intention to be made or commenced by any Person or Group and the board of directors of the Shareholder Parent either (A) publicly recommends that shareholders of the Shareholder Parent tender their shares to the Person or Group making such offer or (B) fails to recommend that the shareholders of the Shareholder Parent reject such offer, in either case within ten (10) Business Days after the date of commencement or posting of the offer document in respect of such offer.

“Shareholder Shares” shall mean (i) all Ordinary Shares Beneficially Owned by the Shareholder Parent on the Closing Date, immediately after giving effect to the Closing; and (ii) all Ordinary Shares or Other Shares issued to the Shareholder in respect of any such Securities or into which any such Securities shall be converted or exchanged in connection with stock splits, reverse stock splits, stock dividends or distributions, combinations or any similar recapitalizations, reclassifications or capital reorganizations occurring after the Closing.

“Shelf Registration Statement” shall have the meaning set forth in Section 6.1(c).

“Shelf Underwritten Offering” shall have the meaning set forth in Section 6.8(a).

“Short-Form Registration” shall have the meaning set forth in Section 6.1(c).

“Similar Securities” shall have the meaning set forth in Section 6.2(a).

“Special Registration” shall mean the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4, Form S-8 or any successor forms thereto; or

(ii) shares of equity securities and/or options or other rights in respect thereof to be offered solely in connection with an employee benefit or dividend reinvestment plan.

“Standstill Period” shall have the meaning set forth in Section 4.1(a).

“Subsidiary” shall mean, with respect to any Person, any other entity (i) whose securities or other ownership interests, having by their terms the power to elect a majority of the board of directors or other Persons performing similar functions, are Beneficially Owned or Controlled, directly or indirectly, by such Person, (ii) whose business and policies such Person has the power, directly or indirectly, to direct, or (iii) of which 50% or more of the securities, partnership or other ownership interests are owned, directly or indirectly, by such Person.

“Take-Down Notice” shall have the meaning set forth in Section 6.8(a).

“Transfer” shall mean any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition of any kind to any Person, including those by way of hedging or derivative transactions; provided, however, that, any Change of Control described in clauses (ii) or (iii) of the definition thereof with respect to the Shareholder Parent shall not constitute a Transfer of any Shareholder Shares Beneficially Owned by the Shareholder. The term “Transferred” shall have a correlative meaning.

“Transfer Limitation Period” shall mean the period from and after the Closing until the date that is ninety (90) calendar days after, and conditioned upon, the completion of the Transfer contemplated by and in accordance with Section 5.1(b)(ii) (and irrespective of the number of Shareholder Shares theretofore actually Transferred by the Shareholder under Section 5.1(b)(i) and Section 5.1(b)(ii)).

“U.S. GAAP” shall have the meaning set forth in Section 7.14.

“Voting Securities” shall mean the Ordinary Shares together with any Other Shares.

“WKSI” shall have the meaning set forth in Section 6.1(e).

Section 1.2  Other Definitional Provisions.  Except as expressly set forth in this Agreement or unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) any references herein to a specific Section shall refer, respectively, to Sections of this Agreement;

(d) any reference herein to “USD” and “$” are to United States Dollars;

(e) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender includes the other gender;

(g) a reference to a Person (including a party to this Agreement) includes a reference to that Person’s legal personal representatives and permitted successors and assigns;

(h) a reference to a document is a reference to that document as may be supplemented, amended or modified from time to time;

(i) any reference in this Agreement to any statute or statutory provision shall be deemed to include any statute or statutory provision that amends, extends, consolidates, re-enacts or replaces same, or which has been amended, extended, consolidated, re-enacted or replaced (whether before or after the date of this

Agreement) by same and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

(j) words and phrases the definitions of which are contained or referred to in the Companies Acts shall be construed as having the meanings thereby attributed to them; and

(k) any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1  Representations and Warranties of the Company.  The Company represents and warrants to the Shareholder and the Shareholder Parent as of the date hereof that:

(a) The Company is a public limited company duly incorporated and validly existing under the laws of Ireland.

(b) The Company has all requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action of the Company, including the approval of the Board. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the Shareholder and the Shareholder Parent, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and, as to enforceability, by general equitable principles.

(c) The execution and delivery of this Agreement by the Company and the performance of its obligations hereunder will not constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company; (ii) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of an Encumbrance on any of the assets of the Company (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon the Company; or (iii) conflict with, breach or violate any law applicable to the Company or by which its properties are bound or affected, except, in the case of clauses (ii) and (iii) above, for any breach, violation, termination, default, creation, acceleration or conflict that would not, individually or in the aggregate, reasonably be expected to impair the ability of the Company to perform its obligations under this Agreement.

Section 2.2  Representations and Warranties of the Shareholder and the Shareholder Parent.  The Shareholder and the Shareholder Parent jointly and severally represent and warrant to the Company as of the date hereof that:

(a) The Shareholder is (i) a private limited company incorporated and validly existing under the laws of Ireland and (ii) an indirect wholly-owned Subsidiary of the Shareholder Parent.

(b) The Shareholder Parent is a public limited company incorporated and validly existing under the laws of Ireland.

(c) Each of the Shareholder and the Shareholder Parent has all requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery by the Shareholder and the Shareholder Parent of this Agreement and the performance of their respective obligations hereunder have been duly authorized by all necessary action of the Shareholder and the Shareholder Parent, including the approval of their respective boards of directors. This Agreement has been duly executed and delivered by the Shareholder and the Shareholder Parent and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of the Shareholder and the Shareholder Parent, enforceable against the Shareholder and the Shareholder Parent in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and, as to enforceability, by general equitable principles.

(d) The execution and delivery of this Agreement by the Shareholder and the Shareholder Parent and the performance of their respective obligations hereunder will not constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Shareholder or the Shareholder Parent; (ii) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of an Encumbrance on any of the assets of the Shareholder or the Shareholder Parent (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon the Shareholder or the Shareholder Parent; or (iii) conflict with, breach or violate any law applicable to the Shareholder or the Shareholder Parent or by which their respective properties are bound or affected, except, in the case of clauses (ii) and (iii) above, for any breach, violation, termination, default, creation, acceleration or conflict that would not, individually or in the aggregate, reasonably be expected to impair the ability of the Shareholder or the Shareholder Parent to perform its obligations under this Agreement.

(e) Immediately prior to the execution hereof, none of the Shareholder Parent or any of its Affiliates Beneficially Own any shares of common stock of Alkermes.

ARTICLE III

CORPORATE GOVERNANCE

Section 3.1  Board Representation.

(a) From and after the Closing Date until a Board Right Termination Event occurs (the ‘‘Board Right Period”), the Shareholder shall have the right (but not the obligation), upon written notice to the Company, to designate one individual to serve on the Board (the ‘‘Shareholder Designee”); provided, however, that such Shareholder Designee shall satisfy the applicable requirements set forth in Section 3.1(b); provided, further, that if a Board Right Termination Event occurs, the Shareholder shall promptly cause the Shareholder Designee, if any, then serving on the Board to resign, effective immediately, from the Board and from any committees or subcommittees thereof to which the Shareholder Designee is then appointed or on which he or she is then serving, and the right of the Shareholder to designate a Shareholder Designee shall terminate.

(b) Notwithstanding anything to the contrary set forth in this Agreement, any Shareholder Designee designated by the Shareholder pursuant to Section 3.1(a) (i) shall be resident in Ireland for so long as such Shareholder Designee serves as a Director; (ii) shall qualify as an “independent director” under applicable provisions of the Exchange Act and under applicable NASDAQ rules and regulations, or the applicable rules and regulations of the principal securities exchange on which the Ordinary Shares are then listed; (iii) would not, at the time of such designation, be required to disclose any information pursuant to Item 2(d) or (e) of Schedule 13D (as in effect on the date of this Agreement) if such Shareholder Designee were the “person filing” such Schedule 13D; (iv) shall not, at the time of such designation, be prohibited or disqualified from serving as a director of a public company pursuant to any applicable rule or regulation of the SEC or NASDAQ or pursuant to applicable law, including the Companies Acts; and (v) shall, in the good faith judgment of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), satisfy the requirements set forth in the Company’s Organizational Documents and Corporate Governance Guidelines (as in effect from time to time), in each case as are applicable to all non-employee Directors generally. The Shareholder Designee shall, upon appointment or election, as the case may be, to the Board, execute such agreements as are required to be executed by all non-employee Directors generally and shall otherwise abide by the provisions of all codes and policies of the Company that are applicable to all non-employee Directors generally, including, as applicable, the Company’s Insider Trading Policy, policies requiring the pre-clearance of all securities trading activity, the Company’s Code of Conduct and the Company’s stock ownership policy.

(c) During the Board Right Period, the Company shall use reasonable endeavors to procure, (i) at the next scheduled meeting of the Board, which shall be validly noticed, the appointment of the Shareholder Designee to the Board; and (ii) thereafter, at each annual general meeting of shareholders of the Company occurring during the Board Right Period at which the term of the Shareholder Designee will expire in accordance with the Company’s Organizational Documents (whether by rotation or otherwise), the election or re-election, as the case may be, of the applicable Shareholder Designee to the Board, including by (A) nominating such Shareholder Designee for election to serve as a Director as provided in this Agreement, (B) subject to compliance by the Shareholder with Section 3.1(f), including such nomination and other required information regarding such Shareholder Designee in the Company’s proxy materials for such meeting of shareholders and (C) soliciting or causing the solicitation of proxies in favor of the election of such Shareholder Designee as a Director, in the case of each of clauses (i) and (ii), for a term expiring at the next annual general meeting of shareholders at which members of the class of Directors to which the Shareholder Designee belongs are to be elected or re-elected, as the case may be, or until such Shareholder Designee’s successor shall have been elected and qualified, or at such earlier time, if any, as such Shareholder Designee may resign, retire, die or be removed (for any reason) as a Director.

(d) Notwithstanding the foregoing, the Company shall not be obligated to procure the appointment of any individual to the Board pursuant to Section 3.1(c)(i) or to procure the election or re-election of any individual pursuant to Section 3.1(c)(ii) if such individual shall have previously been designated by the Shareholder pursuant to Section 3.1(a) and nominated by the Company for election or re-election, as the case may be, as a Director as provided in Section 3.1(c)(ii) (and provided that the Company shall have complied with its obligations set forth in Section 3.1(c)(ii) in respect thereof), and, following the vote of shareholders at the annual general meeting of shareholders, shall have failed to be elected or re-elected, as the case may be, as a Director by the requisite vote of the Company’s shareholders.

(e) In furtherance of, and not in limitation to, the Shareholder’s rights in this Section 3.1, during the Board Right Period, (i) the Shareholder shall have the right (but not the obligation), upon written notice to the Company as provided in Section 3.1(a), to designate a Shareholder Designee to replace any Shareholder Designee who shall have resigned, retired, died or been removed from office (for any reason) or who, following the voting of shareholders at a meeting of shareholders of the Company shall have failed to be elected or re-elected, as the case may be, by the requisite vote of the Company’s shareholders; and (ii) the provisions of Sections 3.1(c) and 3.1(d) shall apply to, and the Company shall comply with its obligations contained therein in respect of, any such replacement Shareholder Designee.

(f) Not less than one hundred twenty (120) days prior to the anniversary of the prior year’s annual general meeting of shareholders of the Company occurring during the Board Right Period at which members of the class of Directors to which the Shareholder Designee belongs are to be elected, the Shareholder shall (i) notify the Company in writing of the name of the Shareholder Designee to be nominated for election at such meeting and (ii) provide, or cause such Shareholder Designee to provide, to the Company, all information concerning such Shareholder Designee and his or her nomination to be elected as a Director at such meeting as shall reasonably be required to (A) comply with applicable securities laws, the rules of NASDAQ or any other stock exchange on which securities of the Company are then quoted or listed for trading and the Companies Acts and (B) enable the Nominating Committee to make determinations with respect to such Shareholder Designee’s satisfaction of the requirements set forth in Section 3.1(b)(v); provided that the Nominating Committee shall make such determinations as promptly as practicable following receipt by the Company of the notification and information contemplated in clauses (i) and (ii) of this Section 3.1(f) and shall promptly provide the Shareholder with written notice if the Nominating Committee determines that such Shareholder Designee does not satisfy such requirements (together with a reasonably detailed description of the basis on which the Nominating Committee shall have made such determination).

(g) During the Board Right Period, the Company agrees that any Shareholder Designee serving as a Director shall be entitled to the same rights, privileges and compensation applicable to all other non-employee Directors generally or to which all such non-employee Directors are entitled, including any rights with respect to such Shareholder Designee’s term of office, and with respect to indemnification arrangements, directors and officers insurance coverage and other similar protections and expense reimbursement.

(h) Notwithstanding anything in this Section 3.1 to the contrary, (i) the Company will not be obligated to take any action in respect of any Shareholder Designee pursuant to Sections 3.1(c)(ii) if the Shareholder shall have failed, in any material respect, to provide, or cause to be provided, the notice and information required by clauses (i) and (ii) of Section 3.1(f); and (ii) in the event that a breach of Article IV or Article V by the Shareholder Parent or the Shareholder shall have occurred and be continuing, in addition to any other remedies that the Company may have, the Shareholder’s right to designate a Shareholder Designee shall be suspended; provided, however, that such right shall be reinstated and become effective from and after the date on which any such default shall have been cured or remedied until a Board Right Termination Event occurs.

(i) During the Board Right Period and except as required by applicable law, the Company shall not take any action to cause the removal (without cause) of a Shareholder Designee serving as a Director. The Shareholder shall cause the Shareholder Designee to resign or, if reasonably sufficient, recuse himself or herself any time the presence of such individual as a Shareholder Designee on the Board shall, in the reasonable judgment of the Board, reasonably be likely to violate applicable law or otherwise compromise the Board’s exercise of its fiduciary duties.

Section 3.2  Use of Information.

(a) Notwithstanding anything in this Agreement to the contrary, the Shareholder Designee shall not communicate or convey to the Shareholder or the Shareholder Parent (or to any Affiliate of either of them), directly or indirectly, any non-public information received or obtained in his or her capacity as a Director of the Company, including materials distributed to Directors and any information regarding the process or substance of any Board deliberations.

(b) The Shareholder Parent shall, and shall cause its Representatives and Affiliates to, use non-public information obtained under, in connection with or in performance of this Agreement (including, for the avoidance of doubt, any information obtained pursuant to Section 4.1(e)) only in connection with the Shareholder’s investment in the Company and in compliance with this Agreement and the Merger Agreement, and not for any other purpose; provided, however, that nothing in this Section 3.2(b) shall, in any way, prevent, restrict, encumber or limit the Shareholder Parent or any of its Affiliates from exercising its rights or performing its obligations, or asserting or defending any claim by or against the Company or any of its Affiliates, in any such case under this Agreement, the Merger Agreement or any other agreement contemplated by the Merger Agreement. Notwithstanding the foregoing, the Shareholder Parent shall not, and shall cause its Representatives and Affiliates not to, use any such information in a manner prohibited by applicable law, including trading any securities of the Company while in possession of such non-public information to the extent such trading would violate applicable law, or expressly prohibited by this Agreement or the Merger Agreement.

ARTICLE IV

STANDSTILL; VOTING

Section 4.1  Standstill Restrictions.

(a) From and after the Closing Date until the later of (x) the ten (10) year anniversary of the Closing Date and (y) the three (3) year anniversary of the date on which the Shareholder shall cease to Beneficially Own Voting Securities representing at least the Ownership Threshold (the “Standstill Period”), without the prior written consent of the Company, the Shareholder Parent shall not, and shall cause each of its Affiliates not to, directly or indirectly, alone or in concert with any other Person, except as otherwise expressly set forth in this Section 4.1:

(i) offer to acquire or agree to acquire Beneficial Ownership of any Voting Securities in addition to the Shareholder Shares, except (A) pursuant to stock splits, reverse stock splits, stock dividends or distributions, combinations, reclassifications or any similar recapitalizations or (B) acquisitions or purchases of Voting Securities pursuant to and in accordance with Section 4.4;

(ii) acquire, offer to acquire or agree to acquire any assets of the Company or any of its Subsidiaries that are material to the operations, financial condition or prospects of the Company and its Subsidiaries, taken as a whole;

(iii) induce or attempt to induce any third party to propose or offer to acquire Beneficial Ownership of Voting Securities (other than the Shareholder Shares as and to the extent permitted in accordance with Article V);

(iv) initiate or make a proposal for any scheme of arrangement, merger, tender, takeover or exchange offer, business combination, reorganization, restructuring, recapitalization or other extraordinary transaction that would, if consummated, result in a Change of Control with respect to the Company;

(v) seek the election, appointment or removal of any Directors (other than any Shareholder Designee) or seek a change in the composition or size of the Board;

(vi) except as otherwise required by applicable law, rule or regulation as set forth in an opinion of reputable U.S. counsel, make or cause to be made any press release or similar public announcement or public communication relating to the way it intends to, or does, vote its Shareholder Shares at any meeting of the shareholders of the Company or in connection with any action by written consent at or in which Voting Securities are entitled to vote;

(vii) deposit any Shareholder Shares into a voting trust or subject any Shareholder Shares to any proxy, arrangement or agreement with respect to the voting of such any Shareholder Shares or other agreement having a similar effect (other than as recommended by the Board);

(viii) initiate, propose or otherwise solicit shareholders for the approval of any shareholder proposal or solicit proxies or consents, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote, or seek to influence any Person with respect to the voting of, any Voting Securities, or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act, as in effect on the date of this Agreement, whether or not such Regulation is applicable to the Company) with respect to any Voting Securities;

(ix) publicly call or requisition a call for any general, special or extraordinary meeting of the Company’s shareholders;

(x) form, join or in any way participate in a Group with respect to any Voting Securities;

(xi) make any public statement or disclosure inconsistent with the foregoing;

(xii) assist, advise, induce or attempt to induce (or provide any confidential information of the Company or any of its Subsidiaries for the purpose of assisting, advising, inducing or attempting to induce) any third party with respect to, or take any affirmative action to do, any of the foregoing; or

(xiii) propose or seek an amendment or waiver of any of the provisions of this Section 4.1.

(b) This Section 4.1 shall not, in any way, prevent, restrict, encumber or limit (i) the Shareholder Parent and its Affiliates (including the Shareholder) from exercising their respective rights, performing their respective obligations or otherwise consummating the transactions contemplated by this Agreement, the Merger Agreement and any other contract or agreement contemplated by the Merger Agreement, in each case in accordance with the terms hereof or thereof, including exercising the Shareholder’s rights pursuant to Article III, Section 4.3, Section 4.4, Article V (including Section 5.1(d)(i)(B)) and Article VI or (ii) any Shareholder Designee then serving as a Director from exercising and performing his or her duties (fiduciary and otherwise) as a Director in accordance with the Company’s Organizational Documents, all codes and policies of the Company and all laws, rules, regulations and codes of practice, in each case as may be applicable and in effect from time to time.

(c) If, at any time during the Standstill Period, (i) the Company enters into definitive documentation providing for a transaction that, if consummated, would constitute a Change of Control with respect to the Company; (ii) the Board publicly announces its determination that (A) it will sell or dispose of, or has commenced a process by which it proposes to sell or dispose of, the Company or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, (B) will consider offers or proposals for a transaction that, if consummated, would result in a Change of Control with respect to the Company, or (C) the Company or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, is for sale; or (iii) a tender, takeover, exchange or similar offer that, if consummated, would constitute a Change of Control with respect to the Company is commenced or the subject of an announcement of a firm intention to be made or commenced by any Person or Group and either (A) the Shareholder Parent Beneficially Owns Voting Securities representing less than fifteen percent (15%) of the then outstanding Voting Securities or (B) the Board either (x) publicly recommends that shareholders of the Company tender their Voting Securities to the Person or Group making such offer or (y) fails to recommend that the shareholders of the Company reject such offer, in each case within ten (10) Business Days after the date of commencement or posting of such offer, then, in any such case the provisions of Section 4.1(a) shall terminate immediately and all other provisions of this Agreement shall remain in full force and effect; provided, however, that if, (x) with respect to clause (i) of this sentence, such transaction is terminated without being consummated, (y) with respect to clause (ii) of this sentence, the Board has publicly announced that it has rescinded such determination or (z) with respect to clause (iii) of this sentence, such offer or similar transaction is withdrawn, terminated or expires without being consummated or, if the Shareholder Parent Beneficially Owns Voting Securities representing at least fifteen percent (15%) of the then outstanding Voting Securities and the Board publicly recommends that the shareholders of the Company reject such offer, then, in any such case all provisions of Section 4.1(a) previously terminated shall be reinstated and shall be in full force and effect in accordance with their terms from and after the date of such termination, public announcement, withdrawal or expiration, as the case may be; provided, further, that such reinstatement shall not prevent the Shareholder Parent or any of its Affiliates from continuing to pursue any activities described in this Section 4.1(c) that were definitively commenced after the date of such termination, but at or prior to the date of such reinstatement.

(d) Notwithstanding anything to the contrary in this Section 4.1, nothing herein shall prohibit or prevent the Shareholder Parent or any of its Affiliates from acquiring securities of, or from entering into any merger or other business combination with, another Person that Beneficially Owns any Voting Securities or the securities of any successor to, or Person in control of, the Company; provided, however, that (i) such Person shall have acquired such Voting Securities or other securities other than in contemplation of the Shareholder Parent or any of its Affiliates acquiring the securities of, or entering into any such merger or other business combination with, such Person; (ii) the Beneficial Ownership of such Voting Securities or other securities by such Person shall not be a primary reason for the Shareholder Parent or any of its Affiliates acquiring the securities of, or entering into any such merger or other business combination with, such Person; and (iii) the Beneficial Ownership by the Shareholder or the Shareholder Parent or such Person of the Voting Securities held by such Person following the acquisition, merger or other business combination would not, when combined with the Beneficial Ownership by the Shareholder or the Shareholder Parent or such Person of Voting Securities held by the Shareholder Parent or one of its Affiliates, result in the Shareholder Parent or any of its Affiliates or such Person being required, pursuant to the Companies Acts, to commence an offer to acquire additional Voting Securities.

(e) Notwithstanding anything to the contrary in this Section 4.1, nothing herein shall prevent the Chairman and/or the Chief Executive Officer of the Shareholder Parent from communicating with the Chairman and/or the Chief Executive Officer of the Company (including for purposes of requesting permission to make any proposal or to take any action prohibited by this Section 4.1); provided that (i) such communication is made confidentially, does not reasonably require public disclosure by the Company, the Shareholder Parent or any of their respective Affiliates and does not reasonably require the issuance of a public response by the Company or any of its Affiliates; and (ii) neither the fact that such communication or request has been made or any of the terms thereof or facts with respect thereto are publicly disclosed, directly or indirectly, by the Shareholder Parent or any of its Affiliates.

Section 4.2  Attendance at Meetings.  For so long as the Shareholder Parent Beneficially Owns Voting Securities representing at least the Ownership Threshold, the Shareholder Parent shall cause the Shareholder to, and the Shareholder shall, cause all Shareholder Shares then owned by the Shareholder to be present, in person or by proxy, at any meeting of the shareholders of the Company occurring at which an election of Directors is to be held, so that all such Shareholder Shares shall be counted for the purpose of determining the presence of a quorum at such meeting.

Section 4.3  Voting.

(a) At each meeting of shareholders of the Company occurring during the period from the Closing Date until the one (1) year anniversary of the Closing Date, the Shareholder Parent shall cause the Shareholder to, and the Shareholder shall, vote all Shareholders Shares then owned by it (to the extent entitled to vote thereon) in accordance with the recommendation of the Board with respect to any business or proposal on which the shareholders of the Company are entitled to vote.

(b) Following the one (1) year anniversary of the Closing Date, the Shareholder Parent shall cause the Shareholder to, and the Shareholder shall, continue to vote as described in paragraph (a) immediately above, except that, if, at any date following the one (1) year anniversary of the Closing Date, either (i) the Shareholder Parent Beneficially Owns Voting Securities representing fifteen percent (15%) or less of the then outstanding Voting Securities of the Company or (ii) the volume weighted average of the daily market prices (determined in accordance with the definition of Market Value) of the Ordinary Shares over the thirty (30) consecutive trading days immediately preceding, but not including, such date is not at least equal to $[insert dollar amount that equals fifty percent (50%) of the closing price of Alkermes’ common stock on the date of announcement of the Merger Agreement], as appropriately adjusted for any stock split or other similar recapitalization or reclassification of the Ordinary Shares after the Closing Date, the Shareholder shall thereafter be free to vote or abstain from voting any or all Shareholder Shares then owned by it in any manner it shall determine, in its absolute and sole discretion, in respect of, any business or proposal (whether initiated by any shareholder or otherwise) coming before any meeting of shareholders of the Company.

Section 4.4  Preemption Rights.  Except as expressly set forth in this Section 4.4, each of the Shareholder and the Shareholder Parent hereby irrevocably waives, and the Shareholder Parent shall cause any subsequent Permitted Transferee to which any Shareholder Shares are Transferred after the Closing Date to waive, at all times during the Board Right Period (but not at any time thereafter), any preemption rights to which it would otherwise be entitled as a result of its ownership or holding of Shareholder Shares under the Companies Acts or the Organizational Documents of the Company in respect of any issuance or offering of equity securities by the Company; provided, however, that, none of the Shareholder, the Shareholder Parent or any subsequent Permitted Transferee of any Shareholder Shares hereby waives, by virtue of this Section 4.4 or any other provision of this Agreement, and nothing in this Section 4.4 or any other provision of this Agreement shall constitute a waiver of, or otherwise operate to waive, any preemption right if and solely to the extent that (i) other shareholders of the Company have any preemption rights in respect of such issuance or offering; and (ii) such issuance or offering is made or completed for consideration per security that is, at such time, less than the Market Value thereof or, if there is no Market Value, the fair market value thereof.

ARTICLE V

TRANSFER RESTRICTIONS

Section 5.1  Transfer Restrictions.

(a) The right of the Shareholder to Transfer any Shareholder Shares is subject to the restrictions set forth in this Article V. No Transfer of Shareholder Shares by the Shareholder may be effected except in compliance with the restrictions set forth in this Article V and with the requirements of the Securities Act and any other applicable securities laws. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

(b) During the Transfer Limitation Period, the Shareholder shall not, and the Shareholder Parent shall cause the Shareholder not to, Transfer any Shareholder Shares without the prior written consent of the Company, except:

(i) following the six (6) month anniversary of the Closing Date, the Shareholder may Transfer up to but no more than forty and three-quarters percent (40.75%) of the Shareholder Shares in a marketed underwritten registered offering pursuant to Article VI;

(ii) from and after the date that is ninety (90) calendar days after, and conditioned upon, the completion of its Transfer under clause (i) of this Section 5.1(b) (and irrespective of the number of Shareholder Shares actually Transferred thereunder), the Shareholder may Transfer up to but no more than thirty-one and one-half percent (31.5%) of the Shareholder Shares in a marketed underwritten registered offering pursuant to Article VI.

(c) Following the Transfer Limitation Period, the Shareholder may, subject to Section 5.1(e) and Section 5.2(c), Transfer the Shareholder Shares, in whole at any time or in part from time to time, without the prior consent of the Company and without restriction; provided, however, that:

(i) any Transfer of Shareholder Shares effected pursuant to an SEC-registered offering (including an underwritten registered offering) shall be subject to the requirements of Article VI;

(ii) in connection with any Transfer of Shareholder Shares (A) effected pursuant to a Directed Offering or a privately-negotiated transaction not subject to the registration requirements of the Securities Act, in each case in which the Shareholder (or any of its Representatives) negotiates the terms of such Transfer directly with the third party purchasers of such Shareholder Shares or (B) effected in accordance with Rule 144 under the Securities Act, in each case the Shareholder shall not knowingly Transfer to any Person or Group (whether such Person or Group is purchasing Shareholder Shares for its or their own account(s) or as fiduciary on behalf of one or more accounts) in a single Transfer or series of related Transfers, Shareholder Shares representing more than six and one-quarter percent (6.25%) of the Voting Securities then outstanding (calculated on the basis of the aggregate number of Voting Securities outstanding, as contained in the then most recently-available filing by the Company with the SEC) and the Shareholder shall, to the extent reasonably practicable, (x) request that each Person to which any such Shareholder Shares were Transferred provide (but the Shareholder shall not be obligated to obtain) reasonable confirmation thereof and (y) inform any underwriters or brokers engaged by the Shareholder in connection with any such Transfer of the provisions of this Section 5.1(c)(ii); and

(iii) in connection with any Transfer of Shareholder Shares (A) effected pursuant to a Directed Offering or a privately-negotiated transaction not subject to the registration requirements of the Securities Act, in each case in which the Shareholder (or any of its Representatives) negotiates the terms of such Transfer directly with the third party purchasers of such Shareholder Shares or (B) effected in accordance with Rule 144 under the Securities Act, in each case the Shareholder shall not knowingly Transfer to any Person or Group (whether such Person or Group is purchasing Shareholder Shares for its or their own account(s) or as fiduciary on behalf of one or more accounts) that (x) is not a Person of the type described in Rule 13d-1(b)(1)(ii) under the Exchange Act (as in effect on the date of this Agreement), other than a hedge fund, unless such Person is a private equity fund or an affiliate of a private equity fund and has duly certified in writing that it is has no intent to change or influence the control of the Company or participate in any transaction having that effect as described in Rule 13d-1(c)(1) under the Exchange Act or (y) is a Person that has engaged in a proxy contest or has otherwise filed a Schedule 13D that disclosed any plan or proposal or other intent to change or influence control over an issuer, in either case described in this clause (y) during the two (2) year period immediately preceding the date of such Transfer.

(d) Notwithstanding the foregoing, (i) for the avoidance of doubt, none of Section 5.1(b), Section 5.1(c)(ii) or Section 5.1(c)(iii) shall apply to, and nothing therein shall directly or indirectly prohibit, restrict or otherwise limit, to the extent otherwise permitted by law, (A) any Transfer of Shareholder Shares made in accordance with Section 5.1(f) or (B) at any time after the Transfer Limitation Period, (x) the establishment of any “put equivalent position” (as defined under Rule 16a-1 of the Exchange Act) or any “short” position (including through swaps, options, other derivative positions, whether cash or physically settled, or otherwise), (y) any decrease in any such “put equivalent position” or “short” position or (z) the establishment of any contract, arrangement, agreement or understanding pursuant to which the Shareholder has the right or opportunity to profit or share in any profit derived from any decrease in the value of Shareholder Shares; and (ii) the restrictions set forth in Section 5.1(b), Section 5.1(c)(ii) and Section 5.1(c)(iii) shall terminate at such time as the Shareholder shall cease to Beneficially Own Voting Securities representing at least the Ownership Threshold.

(e) Notwithstanding the foregoing, except for Transfers made pursuant to Section 5.1(b) or Section 5.1(f), the Shareholder shall not, and the Shareholder Parent shall cause the Shareholder not to, effect any Transfer of Shareholder Shares in any manner that would result in the failure of the Shareholder to comply with its obligations under Section 6.10 in respect of any Holdback Period.

(f) Notwithstanding anything to the contrary set forth in this Article V, the Shareholder may, at any time (during or after the Transfer Limitation Period), (i) Transfer all, but not less than all, of the Shareholder Shares to any Permitted Transferee; provided that, prior to any such Transfer, such Permitted Transferee agrees in writing to acquire and hold such Transferred Shareholder Shares subject to and in accordance with, and otherwise to be bound by the terms of, this Agreement as if such Permitted Transferee were the Shareholder hereunder; provided, further, that if, at any time after such Transfer, such Permitted Transferee (other than the Shareholder Parent) ceases to be a wholly-owned Subsidiary of the Shareholder Parent, the Shareholder Parent shall cause all Shareholder Shares held by such Permitted Transferee to be Transferred to a Person that is, at such time, a Permitted Transferee and that, prior to such Transfer, agrees in writing to acquire and hold such Transferred Shareholder Shares subject to and in accordance with this Agreement as if such Permitted Transferee were the Shareholder hereunder; (ii) Transfer the Shareholder Shares, in whole or in part, to the Company or any Subsidiary of the Company, including pursuant to any redemption, share repurchase program, self tender offer or otherwise; or (iii) Transfer the Shareholder Shares, in whole or in part, pursuant to any (A) recapitalization, reclassification, consolidation, merger, share exchange, scheme of arrangement or other business combination transaction involving the Company, in any case approved, accepted, or recommended to the Shareholders of the Company by the Board or approved by the shareholders of the Company or (B) tender, exchange or other similar offer for any Voting Securities that is commenced by any Person or Group and the Board either (x) publicly recommends that shareholders of the Company tender their Voting Securities to the Person or Group making such offer or (y) fails to recommend that the shareholders of the Company reject such offer, in either case within ten (10) Business Days after the date of commencement thereof.

Section 5.2  Legends on Shareholder Shares; Securities Act Compliance.

(a) Each share certificate representing Shareholder Shares shall bear the following legend (and a comparable notation or other arrangement will be made with respect to any uncertificated Shareholder Shares):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.”

(b) In addition, for so long as any restrictions set forth in Section 5.1 remain in effect, such legend or notation shall include the following language:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A SHAREHOLDER’S AGREEMENT, DATED AS OF          , 2011, AMONG THE ISSUER AND THE OTHER PARTIES THERETO, A COPY OF WHICH MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE ISSUER OR OBTAINED FROM THE ISSUER WITHOUT CHARGE.”

(c) The Shareholder agrees that it will, if requested by the Company, deliver at its expense to the Company an opinion of reputable U.S. counsel selected by the Shareholder and reasonably acceptable to the Company, in form and substance reasonably satisfactory to the Company and counsel for the Company, that any Transfer made, other than in connection with an SEC-registered offering by the Company, does not require registration under the Securities Act.

(d) In connection with any Transfer pursuant to this Article V, the Company shall remove such portion of the legend (or eliminate or terminate such portion of the notation or arrangement) described in Sections 5.2(a) and 5.2(b) as is appropriate under the circumstances. At such time as the Shareholder delivers at its expense to the Company an opinion of reputable U.S. counsel selected by the Shareholder and reasonably acceptable to the Company, in form and substance reasonably satisfactory to the Company and counsel for the Company, that all of the Shareholder Shares may be freely sold without registration under the Securities Act, the Company agrees that it will promptly after the later of the delivery of such opinion and, in the case of certificated Shareholder Shares, the delivery by the Shareholder to the Company or its transfer agent of a certificate or certificates (in the case of a Transfer, in the proper form for Transfer) representing such Shareholder Shares issued with the legend set forth in Section 5.2(a), deliver or cause to be delivered to the Shareholder a replacement stock certificate or certificates representing such Shareholder Shares that is free from the legend set forth in Section 5.2(a) (or in the case of uncertificated Shareholder Shares, free of any notation or arrangement set forth in Section 5.2(a)). At such time as no restrictions set forth in Section 5.1 remain in effect, the Company agrees that it will, promptly upon the request of the Shareholder and, in the case of certificated Shareholder Shares, the delivery by the Shareholder to the Company or its transfer agent of a certificate or certificates (in the case of a Transfer, in the proper form for Transfer) representing Shareholder Shares issued with the legend set forth in Section 5.2(b), deliver or cause to be delivered to the Shareholder a replacement stock certificate or certificates representing such Shareholder Shares that is free from the legend set forth in Section 5.2(b) (or in the case of uncertificated Shareholder Shares, free of any notation or arrangement set forth in Section 5.2(b)).

Section 5.3  Change of Control of the Shareholder Parent.

(a) In the event that, during the period from the Closing Date until the occurrence of a Board Right Termination Event, a Change of Control with respect to the Shareholder Parent is consummated that results from a Shareholder Parent Change of Control Event, to the extent permitted by Irish law, the Company shall have the right, but not the obligation, to purchase (by way of redemption or otherwise) from the Shareholder all, but not less than all, of the Shareholder Shares held by the Shareholder on the date of consummation of such Change of Control. The Shareholder Parent shall give the Company written notice of the occurrence of such Change of Control within ten (10) Business Days after its consummation and the Company’s right under this Section 5.3 shall be exercisable by delivering a written election notice to the Shareholder (such notice, an ‘‘Election Notice”) within ten (10) Business Days after the date of receipt by the Company of such notice from the Shareholder Parent (or at an earlier time following the consummation of such Change of Control). The delivery of an Election Notice by the Company shall irrevocably bind the Company to purchase, and the Shareholder to sell, all of the Shareholder Shares held by the Shareholder on the date of consummation of such Change of Control in accordance with this Section 5.3. In the event that the Company fails to deliver an Election Notice within such ten (10) Business Day period following notice by the Shareholder Parent of the consummation of the Change of Control, the Company shall be deemed to have irrevocably elected not to exercise its right to purchase such Shareholder Shares in respect of such Change of Control pursuant to this Section 5.3.

(b) The purchase price for the Shareholder Shares shall equal the product of (i) the aggregate number of Shareholder Shares held by the Shareholder on the date of consummation of such Change of Control multiplied by (ii) the Market Value of each such Shareholder Share, determined as at the date of consummation of such Change of Control (the “Change of Control Purchase Price”).

(c) Subject to the receipt by the parties hereto of all necessary shareholder, antitrust and other governmental, regulatory and third party approvals, the closing of the purchase of the Shareholder Shares shall take place at the executive offices of the Company at 10:00 a.m., local time, on the fifth (5th) Business Day after the date the Election Notice is delivered to the Shareholder, or on such later Business Day reasonably designated by the Company or the Shareholder, as applicable, in order to permit (i) any necessary antitrust waiting period to expire; (ii) any other necessary governmental, regulatory or third party approvals to be obtained; and (iii) the Shareholder Parent to seek the requisite approval of its shareholders for such sale if and to the extent that the Listing Rules of the Irish Stock Exchange (as in effect at such time) would require such approval. At the closing, the Shareholder shall deliver to the Company the share certificate or certificates representing all certificated Shareholder Shares held by the Shareholder on the date of consummation of such Change of Control, in exchange for the payment in full of the Change of Control Purchase Price by wire transfer of immediately available funds to an account or accounts that shall be designated by the Shareholder in writing to the Company at least two (2) Business Days prior to such closing.

ARTICLE VI

REGISTRATION RIGHTS

Section 6.1  Demand Request.

(a) Until the Registration Rights Termination Date, in connection with any Transfer of Registrable Shares permitted under Section 5.1(b), the Shareholder shall, and in connection with any other Transfer of Registrable Shares after the Transfer Limitation Period, the Shareholder may, request in writing that the Company effect a registration under the Securities Act of all or such part of the Registrable Shares as the Shareholder requests to Transfer, subject in each case to the minimum threshold requirements applicable to such registration pursuant to Section 5.1(b), Section 6.1(b) or Section 6.1(c) (such request, a “Demand Request”) (it being understood that the Demand Request in respect of the marketed underwritten offering to be effected under Section 5.1(b)(i) may be made no sooner than 45 days before the six (6) month anniversary of the Closing Date, but may be made at any time thereafter). Upon receipt of any Demand Request, the Company shall use reasonable endeavors to file, as promptly as practicable but in any event not later than the date that is thirty (30) calendar days after receipt by the Company of such Demand Request, in accordance with the provisions of this Agreement, a Registration Statement with the SEC (a “Demand Registration Statement”) covering all such Registrable Shares, in accordance with the method or methods of distribution thereof elected by the Shareholder (which, for the avoidance of doubt, shall be limited to marketed underwritten registered offerings in the case of Transfers under Section 5.1(b)). Each Demand Request shall specify the aggregate number of Registrable Shares to be registered and the intended method or methods of distribution thereof. Any registration requested by the Shareholder under this Section 6.1(a), Section 6.1(c) or Section 6.1(e) is referred to in this Agreement as a “Demand Registration.”

(b) The Shareholder shall be entitled to initiate no more than six (6) Demand Registrations, including Shelf Underwritten Offerings, in the aggregate; provided, however, that the Company shall not be obligated to effect such Demand Registration (i) unless the number of Registrable Shares requested to be registered by the Shareholder is at least five million (5,000,000) (or the equivalent thereof as of the Closing Date in the event of any stock splits); and (ii) during the ninety (90) calendar day period following the effective date of a Registration Statement pursuant to any other Demand Registration. No request for registration shall count for the purposes of the limitations in this Section 6.1(b) if (v) the Shareholder determines in good faith to withdraw (prior to the effective date of the Registration Statement relating to such request) the proposed registration, upon written notice to the Company, due to marketing conditions or regulatory reasons prior to the execution of an underwriting agreement or purchase agreement relating to such request; provided that the Shareholder reimburses the Company for all Registration Expenses incurred in good faith by the Company in connection with such Demand Registration prior to the date of such withdrawal, (w) the Registration Statement relating to a Demand Request is not declared effective within one hundred eighty (180) calendar days after the date such Registration Statement is filed with the SEC (other than by reason of the Shareholder having refused to proceed or a misrepresentation or an omission by the Shareholder), (x) prior to the sale of at least fifty percent (50%) of the Registrable Shares included in the applicable registration relating to a Demand Request, such registration is adversely affected by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason and the Company fails to have such stop order, injunction, or other order or requirement removed, withdrawn or resolved to the reasonable satisfaction of the Shareholder within thirty (30) calendar days after the date of such order, (y) the Shareholder withdraws its request in the circumstances described in Section 6.1(f) or (z) the conditions to closing specified in any underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied as a result of a default or breach thereunder by the Company that proximately and primarily caused the failure of such conditions.

(c) Following the twelve (12) month anniversary of the Closing Date, the Company shall use reasonable endeavors to qualify for registration on Form S-3 or any comparable or successor form or forms or any similar short-form registration (a “Short-Form Registration”), and, if requested by the Shareholder and available to the Company, such Short-Form Registration shall be a “shelf” registration statement providing for the registration, and the sale on a continuous or delayed basis, of the Registrable Shares, pursuant to Rule 415 under the Securities Act or otherwise (a “Shelf Registration Statement”). Following the twelve (12) month anniversary of the Closing Date and prior to the Registration Rights Termination Date, the Shareholder may request no more than five (5) Short-Form Registrations, if available to the Company, with respect to the Registrable Shares, which shall count toward the six (6) Demand Registrations to which the Shareholder is entitled pursuant to Section 6.1(b); provided that the Company shall not be obligated to effect any Short-Form Registration pursuant to this Section 6.1(c), (x) unless the number of Registrable Shares requested to be registered by the Shareholder is at least five million (5,000,000) (or the equivalent thereof as of the Closing Date in the event of any stock splits) and (y) during the ninety (90) calendar day period following the effective date of a Registration Statement pursuant to any other Demand Registration, including any Shelf Registration Statement. In no event shall the Company be obligated to effect any shelf registration other than pursuant to a Short-Form Registration. If any Demand Registration is proposed to be a Short-Form Registration and an underwritten offering, if the managing underwriter(s) shall advise the Company and the Shareholder that, in its good faith opinion, it is of material importance to the success of such proposed offering to include in such Registration Statement information not required to be included in a Short-Form Registration, then the Company shall supplement the Short-Form Registration as reasonably requested by such managing underwriter(s).

(d) Upon filing any Short-Form Registration, the Company shall use reasonable endeavors to keep such Short-Form Registration effective with the SEC, to re-file such Short-Form Registration upon its expiration, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing the Prospectus related to such Short-Form Registration as may be reasonably requested by the Shareholder, or as otherwise required, until the earlier of (i) such time as all Registrable Shares that could be sold in such Short-Form Registration have been sold or are no longer outstanding and (ii) the Registration Rights Termination Date.

(e) To the extent that the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”) at the time any Demand Request for a Short-Form Registration is submitted to the Company and, pursuant to such Demand Request, the Shareholder requests that the Company file a Shelf Registration Statement, the Company shall file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) on Form S-3 (an ‘‘Automatic Shelf Registration Statement”) in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, which covers those Registrable Shares which are requested to be registered. At the written request of the Shareholder, the Company shall pay the registration fee in respect of a take-down from an Automatic Shelf Registration Statement promptly and, in any event, within one (1) Business Day of receiving such written request. The Company shall use reasonable endeavors to remain a WKSI (and not to become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period in which any Automatic Shelf Registration Statement is effective. If, at any time following the filing of an Automatic Shelf Registration Statement when the Company is required to re-evaluate its WKSI status, the Company determines that it is not a WKSI, the Company shall use reasonable endeavors to post-effectively amend the Automatic Shelf Registration Statement to a Shelf Registration Statement on Form S-3 or file a new Shelf Registration Statement on Form S-3, have such Shelf Registration Statement declared effective by the SEC and keep such Registration Statement effective during the period in which such Short-Form Registration is required to be kept effective in accordance with Section 6.1(d).

(f) If the filing, initial effectiveness or continued use of a Registration Statement, including a Shelf Registration Statement, with respect to a Demand Registration, would require the Company to make a public disclosure of material non-public information, which disclosure the Company determines in good faith (after consultation with external legal counsel), (i) would be required to be made at such time in any Registration Statement so that such Registration Statement would not be materially misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (iii) would reasonably be expected to have an adverse effect on the Company or its business or on the Company’s ability to effect a reasonably imminent material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may, upon giving prompt written notice of such determination to the Shareholder, delay the filing or initial effectiveness of, or suspend the use of, as applicable, such Registration Statement or a Prospectus or Free Writing Prospectus; provided, however, that the Company shall not be permitted to do so (x) on more than one (1) occasion in any six (6) month period or (y) for any single period of time in excess of sixty (60) days (in any such case, a “Blackout Period”). In the event that the Company exercises its rights under the preceding sentence, the Shareholder agrees to suspend, promptly upon receipt of the notice referred to above, the use of any Prospectus relating to such Demand Registration in connection with any sale or offer to sell Registrable Shares. If the Company so delays the filing or initial effectiveness of, or suspend the use of, as applicable, such Registration Statement or a Prospectus or Free Writing Prospectus, the Shareholder shall be entitled to withdraw such request and, if such request is withdrawn, such registration request shall not count for the purposes of the limitations set forth in Section 6.1(b) or Section 6.1(c).

(g) If a Demand Request provides that the Shareholder intends the Registrable Shares covered thereby shall be distributed by means of an underwritten offering, or if the Shareholder delivers to the Company a Take-Down Notice, the lead underwriter to administer the offering shall be chosen by the Shareholder, subject to the prior written consent, not to be unreasonably withheld or delayed, of the Company.

(h) The Company shall not include in any Demand Registration pursuant to this Section 6.1 any securities that are not Registrable Shares without the prior written consent of the Shareholder.

(i) The Shareholder shall have the right to notify the Company prior to the effectiveness of a Registration Statement relating to a Demand Registration that such Registration Statement be abandoned or withdrawn, in which event the Company shall promptly abandon or withdraw such Registration Statement.

Section 6.2  Piggy-Back Registration.

(a) If, at any time following the six (6) month anniversary of the Closing Date, the Company proposes or is required to file a Registration Statement under the Securities Act with respect to an offering of securities of the Company of the same class as the Registrable Shares (such securities “Similar Securities”), whether or not for sale for its own account (including a Shelf Registration Statement on Form S-3, but excluding a Registration Statement that is (i) solely in connection with a Special Registration or (ii) pursuant to a Demand Registration in accordance with Section 6.1, the Company shall give written notice as promptly as practicable, but not later than thirty (30) calendar days prior to the anticipated date of filing of such Registration Statement, to the Shareholder of its intention to effect such registration and shall include in such registration all Registrable Shares with respect to which the Company has received written notice from the Shareholder for inclusion therein within fifteen (15) calendar days after the date of the Company’s notice (a “Piggyback Registration”). In the event that the Shareholder makes such written request, the Shareholder may withdraw its Registrable Shares from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, at any time at least two (2) Business Days prior to the effective date of the Registration Statement relating to such Piggyback Registration. The Company may terminate or withdraw any Piggyback Registration under this Section 6.2(a), whether or not the Shareholder has elected to include Registrable Shares in such registration; provided, however, that, if the Shareholder has elected to include Registrable Shares in such registration and the Company terminates or withdraws such Piggyback Registration after the date on which the applicable Registration Statement is declared effective, the Company shall reimburse the Shareholder for all Selling Expenses paid by the Shareholder in respect of Registrable Shares included therein which are unsold on the date of such withdrawal or termination. No Piggyback Registration shall count towards the number of Demand Registrations to which the Shareholder is entitled under Section 6.1(b) or Section 6.1(c).

(b) If a Piggyback Registration under Section 6.2(a) is proposed to be underwritten, the Company shall so advise the Shareholder as a part of the written notice given pursuant to Section 6.2(a). In such event, the lead underwriter to administer the offering shall be chosen by the Company, subject to the prior written consent, not to be unreasonably withheld or delayed, of the Shareholder.

(c) The Company shall pay all expenses (subject to and in accordance with Section 6.5) in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final or is terminated or withdrawn by the Company.

(d) If any Similar Securities are to be sold in an underwritten primary offering on behalf of the Company, the Shareholder may include all the Registrable Shares it requests in such Piggyback Registration on the same terms and conditions as such Similar Securities included therein; provided, however, that if such offering involves a firm commitment underwritten offering and the managing underwriter(s) of such offering advises the Company and the Shareholder in writing that, in its good faith opinion, the total number or dollar amount of Similar Securities proposed to be sold in such offering and Registrable Shares requested by the Shareholder to be included therein, in the aggregate, exceeds the largest number or dollar amount of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company shall include in such registration or prospectus only such number of securities that in the good faith opinion of such underwriter(s) can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities shall be included in the following order of priority:

(i) first, the securities that the Company proposes to sell;

(ii) second, the Registrable Shares requested to be included by the Shareholder and any Similar Securities requested to be included by any other Persons exercising their contractual rights to piggyback registration, pro rata (if applicable) on the basis of the aggregate number of securities so requested to be included therein; and

(iii) third, any securities requested to be included therein by any other Persons (other than the Company and the Shareholder and other Persons with restricted piggyback registration rights), allocated among such Persons in such manner as the Company may determine.

(e) If the securities to be registered pursuant to this Section 6.2 are to be sold in an underwritten secondary offering on behalf of holders of Similar Securities, the Shareholder may include all Registrable Shares requested to be included in such registration in such offering on the same terms and conditions as any Similar Securities included therein; provided, however, that if the managing underwriter(s) of such offering advises the Company and the Shareholder in writing that, in its good faith opinion, the total number or dollar amount of securities to be included therein exceeds the largest number or dollar amount of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company shall include in such registration only such number of securities that in the reasonable opinion of such underwriter(s) can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities shall be so included in the following order of priority:

(i) first, the Similar Securities requested to be included therein by the holders exercising their contractual rights to demand such registration and the Registrable Shares requested to be included by the Shareholder, pro rata (if applicable) on the basis of the aggregate number of securities so requested to be included therein by each such holder; and

(ii) second, any Similar Securities requested to be included therein by the Company or any other Person not exercising a contractual right to demand registration, allocated among such Persons in such manner as the Company may determine.

Section 6.3  Termination of Registration Obligation.

Notwithstanding anything to the contrary herein, the obligation of the Company to register Registrable Shares pursuant to this Article VI and maintain the effectiveness of any Demand Registration Statement filed pursuant to Section 6.2 shall terminate on the earliest of (a) the date on which reputable U.S. counsel shall have delivered an opinion, in form and substance reasonably satisfactory to the Company and the Shareholder, that all remaining Shareholder Shares Beneficially Owned by the Shareholder may be freely sold without registration under the Securities Act, including under Rule 144 without being subject to the volume limitations and manner of sale restrictions contained therein, (b) the date that is four (4) months after the first date on which the Shareholder Beneficially Owns Shareholder Shares representing less than the Ownership Threshold and (c) the first date on which the Shareholder Beneficially Owns Shareholder Shares representing less than five percent (5%) of the outstanding Voting Securities (the “Registration Rights Termination Date”).

Section 6.4  Registration Procedures.  Subject to Section 6.1(f), whenever the Shareholder shall have requested that any Registrable Shares be registered pursuant to Section 6.1 or Section 6.2, the Company shall use reasonable endeavors to effect, as soon as practicable as provided herein, the registration and sale of such Registrable Shares in accordance with the intended method or methods of disposition thereof, until the Registration Rights Termination Date. Without limiting the generality of the foregoing, and pursuant thereto, the Company shall, until the Registration Rights Termination Date, cooperate in the sale of such Registrable Shares and shall, as expeditiously as possible:

(a) prepare and file with the SEC a Registration Statement with respect to such Registrable Shares as provided herein, make all required filings with FINRA and, if such Registration Statement is not automatically effective upon filing, use reasonable endeavors to cause such Registration Statement to be declared effective as promptly as practicable after the filing thereof; provided, however, that, before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including free writing prospectuses under Rule 433 under the Securities Act, each, a “Free Writing Prospectus”), the Company shall furnish to the Shareholder and the managing underwriter(s), if any, copies of the Registration Statement and all other documents proposed to be filed (including exhibits thereto), including, upon the reasonable request of the Shareholder and to the extent reasonably practicable, all documents that would be incorporated by reference or deemed to be incorporated by reference therein, which Registration Statement and documents will be subject to the reasonable review and comment of the Shareholder and its counsel, at the Shareholder’s sole expense. The Company shall not file any Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) with respect to any registration pursuant to Section 6.1 to which the Shareholder and its counsel or the managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless in the opinion of the Company, such filing is necessary to comply with applicable law;

(b) prepare and file with the SEC such amendments and supplements to such Registration Statement, the Prospectus used in connection therewith (including Free Writing Prospectuses) and Exchange Act reports as may be necessary to keep such Registration Statement effective for a period of (i) with respect to a Registration Statement other than a Shelf Registration Statement, (A) not less than four (4) months, (B) if such Registration Statement relates to an underwritten offering, such longer period as, in the opinion of counsel for the underwriter(s), a Prospectus is required by law to be delivered in connection with sales of Registrable Shares by an underwriter or dealer or (C) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of distribution by the seller or sellers thereof set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act); or (ii) in the case of a Shelf Registration Statement, the period set forth in Section 6.1(d), and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c) furnish to the Shareholder and the managing underwriter(s), if any, such number of conformed copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary and final Prospectus, any Free Writing Prospectus, all exhibits and other documents filed therewith and such other documents as such Persons may reasonably request, including in order to facilitate the disposition of the Registrable Shares in accordance with the intended method or methods of disposition thereof; and the Company, subject to the penultimate paragraph of this Section 6.4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by Shareholder and the managing underwriter(s), if any, in connection with the offering and sale of the Registered Shares covered by such Prospectus and any such amendment or supplement thereto;

(d) use its reasonable endeavors to register or qualify such Registrable Shares under such other securities or “blue sky” laws of such jurisdictions as the Shareholder reasonably requests and do any and all other acts and things that may be necessary or reasonably advisable to enable the Shareholder to consummate the disposition in such jurisdictions of the Registrable Shares in accordance with the intended method of distribution thereof (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection; (ii) subject itself to taxation in any jurisdiction wherein it is not so subject; or (iii) take any action which would subject it to general service of process in any jurisdiction wherein it is not so subject);

(e) use its reasonable endeavors to cause all Registrable Shares covered by such Registration Statement to be registered with or approved by such other governmental agencies, authorities and self-regulatory bodies as may be necessary or reasonably advisable in light of the business and operations of the Company to enable the Shareholder or the managing underwriter(s), if any, to consummate the disposition of such Registrable Shares in the United States in accordance with the intended method of disposition thereof;

(f) promptly notify the Shareholder and the managing underwriter(s), if any, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act of the occurrence of any event or existence of any fact as a result of which the Prospectus (including any information incorporated by reference therein) included in such Registration Statement, as then in effect, contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, as promptly as practicable upon discovery, prepare and furnish to the Shareholder a reasonable number of copies of a supplement or amendment to such Prospectus, or file any other required document, as may be necessary so that, as thereafter delivered to any prospective purchasers of such Registrable Shares, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(g) notify the Shareholder, Shareholder’s counsel and the managing underwriter(s) of any underwritten offering, if any, (i) when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or any post-effective amendment to the Registration Statement or any Free Writing Prospectus has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC for amendments or supplements to such Registration Statement or to such Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose; and (iv) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or the institution of any proceedings for any such purposes;

(h) use its reasonable endeavors to cause all such Registrable Shares covered by such registration statement to be listed (after notice of issuance) on NASDAQ or the principal securities exchange or interdealer quotation system on which the Ordinary Shares are then listed or quoted;

(i) use its reasonable endeavors to cooperate with the Shareholder and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing the Registrable Shares to be sold under the Registration Statement in a form eligible for deposit with the Depository Trust Corporation not bearing any restrictive legends (other than as required by the Depository Trust Corporation) and not subject to any stop transfer order with any transfer agent, and cause such Registrable Shares to be issued in such denominations and registered in such names as the managing underwriter(s), if any, may request in writing or, if not an underwritten offering, in accordance with the instructions of the Shareholder, in each case at least two (2) Business Days prior to any sale of Registrable Shares;

(j) enter into such agreements (including underwriting agreements with customary provisions) and take all such other actions as the Shareholder (if such registration is a Demand Registration) or the managing underwriter(s), if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Shares;

(k) make available for inspection by the Shareholder and Shareholder’s counsel, any managing underwriter(s) participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Shareholder or underwriter(s), all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by the Shareholder or such underwriter(s), attorney, accountant or agent in connection with such Registration Statement; provided, however, that the Shareholder shall, and shall use reasonable endeavors to cause each such underwriter(s), accountant or other agent to (i) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company; and (ii) minimize the disruption to the Company’s business in connection with the foregoing;

(l) otherwise use reasonable endeavors to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable after the effective date of the Registration Statement, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(m) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related Prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use reasonable endeavors to obtain the withdrawal of such order as soon as reasonably practicable;

(n) subject to Section 6.5, cause its senior management to use reasonable endeavors to support the marketing of the Registrable Shares covered by the Registration Statement pursuant to any Demand Registration (including participation in “road shows”), taking into account the Company’s business needs;

(o) obtain one or more comfort letters, addressed to the Shareholder, dated the effective date of such Registration Statement and, if requested by the Shareholder, dated the date of sale by the Shareholder (and, if such registration includes an underwritten public offering, including any Shelf Underwritten Offering, addressed to each of the managing underwriter(s) and dated the date of the closing under the underwriting agreement for such offering), signed by the independent public accountants who have issued an audit report on the Company’s financial statements included in such Registration Statement in customary form and covering such matters of the type customarily covered by comfort letters as the Shareholder reasonably requests;

(p) provide legal opinions of the Company’s outside counsel (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter(s), if any, and the Shareholder’s counsel), addressed to the Shareholder, dated the effective date of such Registration Statement, each amendment and supplement thereto, and, if requested by the Shareholder, dated the date of sale by the Shareholder (and, if such registration includes an underwritten public offering, including any Shelf Underwritten Offering, addressed to each of the managing underwriter(s) and dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary Prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature and such other matters as may be reasonably requested by Shareholder counsel (and, if applicable, by the managing underwriter(s)); and

(q) use its reasonable endeavors to take or cause to be taken all other actions, and do and cause to be done all other things, necessary or reasonably advisable in the opinion of the Shareholder’s counsel to effect the registration of such Registrable Shares contemplated hereby.

Subject to the limitations on the Company’s ability to delay the filing or initial effectiveness of, or suspend the use of, as applicable, a Registration Statement or a Prospectus or Free Writing Prospectus pursuant to Section 6.1(f), the Shareholder agrees that, upon receipt of any written notice from the Company of the happening of any event of the kind described in Section 6.4(f), the Shareholder shall promptly discontinue its disposition of Registrable Shares pursuant to any Registration Statement until the Shareholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 6.4(f). If so directed by the Company, the Shareholder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, in the Shareholder’s possession of the Prospectus covering such Registrable Shares at the time of receipt of such notice. In the event that the Company shall give any such notice, the period mentioned in Section 6.4(b), as applicable, shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when the Shareholder shall have received the copies of the supplemented or amended Prospectus contemplated by Section 6.4(f).

In the case of any underwritten offering of Registrable Shares registered under a Demand Registration Statement filed pursuant to Section 6.1(a), or in the case of a Piggyback Registration under Section 6.2, (i) all Registrable Shares or Similar Securities to be included in such offering or registration, as the case may be, shall be subject to the applicable underwriting agreement with customary terms and neither the Shareholder nor any holder of Similar Securities may participate in such offering or registration unless such Person agrees to sell such Person’s securities on the basis provided therein; and (ii) neither the Shareholder nor any holder of Similar Securities may participate in such offering or registration unless such Person completes and executes all questionnaires, indemnities, underwriting agreements and other documents (other than powers of attorney) reasonably required to be executed in connection therewith, and provides such other information to the Company or the underwriter(s) as may be reasonably requested to offer or register such Person’s Registrable Shares or Similar Securities, as the case may be; provided, however, that (A) the Shareholder shall not be required to make any representations or warranties other than those related to title and ownership of, and power and authority to transfer, the Registrable Shares included therein and as to the accuracy and completeness of statements made in the applicable Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Company or the managing underwriter(s) by the Shareholder pertaining exclusively to the Shareholder and (B) the aggregate amount of liability of the Shareholder pursuant to any indemnification obligation thereunder shall not exceed the net proceeds received by the Shareholder from such offering.

Section 6.5  Registration Expenses.

(a) Except as otherwise provided in this Agreement, all expenses incidental to the Company’s performance of or compliance with this Agreement (the “Registration Expenses”), including (i) all registration and filing fees (including (A) with respect to filings required to be made with the SEC, all applicable securities exchanges and/or FINRA and (B) compliance with securities or blue sky laws including any fees and disbursements of counsel for the underwriter(s) in connection with blue sky qualifications of the Registrable Shares pursuant to Section 6.4(d)); (ii) word processing, duplicating and printing expenses (including expenses of printing certificates for Registrable Shares in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses, if the printing of Prospectuses is requested by the managing underwriter(s), if any, or by the Shareholder); (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company; (v) fees and disbursements of all independent certified public accountants (including, without limitation, the fees and disbursements in connection with any “cold comfort” letters required by this Agreement), other special experts, retained by the Company, shall be borne by the Company. The Company shall, in any event, pay its internal expenses, the expenses of any annual audit or quarterly review, the expenses of any liability insurance, the expenses and fees for listing the Registrable Shares to be registered on the applicable securities exchange. All underwriting discounts, selling commissions and transfer taxes (collectively, “Selling Expenses”) incurred in connection with the offering of any Registrable Shares shall be borne by the Shareholder. For the avoidance of doubt, the Company shall not bear any Selling Expenses in connection with its obligations under this Agreement. All expenses incurred in connection with any “road shows” undertaken pursuant to Section 6.4(n) shall be borne in equal proportion by the Shareholder and the Company.

(b) The Company shall not, however, be required to pay Registration Expenses for any Demand Registration begun pursuant to Section 6.1(a), Section 6.1(c) or Section 6.1(e), the request of which has been subsequently withdrawn by the Shareholder unless the withdrawal is (i) requested under the circumstances described in Section 6.1(f); or (ii) based upon (A) any fact, circumstance, event, change, effect or occurrence that individually or in the aggregate with all other facts or circumstances, events, changes, effects or occurrences has a material adverse effect on the Company or (B) material adverse information concerning the Company that the Company had not publicly disclosed at least forty-eight (48) hours prior to such registration request or that the Company had not otherwise notified, in writing, the Shareholder of at the time of such request.

Section 6.6  Indemnification; Contribution.

(a) The Company shall, and it hereby agrees to, (i) indemnify and hold harmless the Shareholder (but not, for the avoidance of doubt, any Shareholder Designee), the Shareholder Parent and each underwriter in any offering or sale of Registrable Shares, and its and their respective Representatives and controlling Persons, if any, from and against any and all losses, claims, damages or liabilities, actions or proceedings (whether commenced or threatened) in respect thereof and expenses (including reasonable fees of counsel) (collectively, “Claims”) to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement reached in accordance with the requirements for consent as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, or any preliminary or final Prospectus (including any Free Writing Prospectus incorporated into such Registration Statement) contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any preliminary or final Prospectus (including any Free Writing Prospectus incorporated into such Registration Statement, in light of the circumstances in which they were made), not misleading; and (ii) reimburse periodically upon demand such indemnified party for any legal or other out-of-pocket expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claims; provided, however, that the Company shall not be liable to any such indemnified party in any such case to the extent that any such Claims arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, or preliminary or final Prospectus (including any Free Writing Prospectus incorporated into such Registration Statement), or amendment or supplement thereto, in reliance upon and in conformity with information furnished in writing to the Company by the Shareholder or any Representative of the Shareholder expressly for use therein, or if the Shareholder sold securities to the Person alleging such Claims without sending or giving, at or prior to the written confirmation of such sale, a copy of the applicable Prospectus

(excluding any documents incorporated by reference therein) or of the applicable Prospectus, as then amended or supplemented (excluding any documents incorporated by reference therein), if the Company had previously furnished copies thereof to the Shareholder and such Prospectus corrected such untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement.

(b) The Shareholder shall, and hereby agrees to, (i) indemnify and hold harmless the Company and each underwriter in any offering or sale of Registrable Shares, and its and their respective Representatives and controlling Persons, if any, from and against any Claims to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement reached in accordance with the requirements for consent as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, or any preliminary or final Prospectus (including any Free Writing Prospectus incorporated into such Registration Statement) contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any preliminary or final Prospectus (including any Free Writing Prospectus incorporated into such Registration Statement), in light of the circumstances in which they were made), not misleading; and (ii) reimburse periodically upon demand such indemnified party for any legal or other out-of-pocket expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claims, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company by the Shareholder or any Representative of the Shareholder, expressly for use therein, or if the Shareholder sold securities to the Person alleging such Claims without sending or giving, at or prior to the written confirmation of such sale, a copy of the applicable Prospectus (excluding any documents incorporated by reference therein) or of the applicable Prospectus, as then amended or supplemented (excluding any documents incorporated by reference therein), if the Company had previously furnished copies thereof to the Shareholder and such Prospectus corrected such untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement; provided, however, that the liability of the Shareholder hereunder shall be limited to an amount equal to the dollar amount of the net proceeds received by the Shareholder from Shareholder Shares sold by the Shareholder pursuant to such Registration Statement or Prospectus.

(c) The Shareholder and the Company agree that if, for any reason, the indemnification provisions contemplated by Section 6.6(a) or Section 6.6(b) are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Claims referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to statements or omissions that that resulted in such Claims. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the first sentence of this Section 6.6(c) is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults, but also the relative benefits of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 6.6(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 6.6(c). The amount paid or payable by an indemnified party as a result of the Claims referred to above shall be deemed to include (subject to the limitations set forth in Section 6.7) any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, the Shareholder shall not be liable to contribute any amount in excess of the dollar amount of the net proceeds received by the Shareholder from Shareholder Shares sold by the Shareholder pursuant to such Registration Statement or Prospectus.

Section 6.7  Indemnification Procedures.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under Section 6.6 in respect of, arising out of or involving a Claim against the indemnified party, such indemnified party shall notify the Company or the Shareholder, as the case may be (the ‘‘Indemnifying Party”), in writing of such Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”) promptly after receipt by such indemnified party of written notice of the Claim; provided, however, that failure to provide a Claim Notice shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure. The indemnified party shall deliver to the Indemnifying Party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Claim; provided, however, that failure to provide any such copies shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure.

(b) If a Claim is made against an indemnified party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses and acknowledges without reservation its obligation to indemnify the indemnified party therefor, to assume the defense thereof with separate counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party. Should the Indemnifying Party so elect to assume the defense of a Claim, the Indemnifying Party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the Claim involves potential conflicts of interest or substantially different defenses for the indemnified party and the Indemnifying Party. If the Indemnifying Party assumes such defense, the indemnified party shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the Indemnifying Party has not assumed the defense thereof and as otherwise contemplated by the two immediately preceding sentences. If the Indemnifying Party chooses to defend any Claim, the indemnified party shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Claim, and the indemnified party shall use reasonable endeavors to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party may pay, settle or compromise a Claim without the written consent of the indemnified party, so long as such settlement includes (i) an unconditional release of the indemnified party from all liability in respect of such Claim, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party.

Section 6.8  Shelf Take-Down.

(a) At any time that a Shelf Registration Statement covering Registrable Shares is effective, if the Shareholder delivers notice (a “Take-Down Notice”) to the Company stating that it intends to effect an underwritten offering of all or part of its Registrable Shares included on the Shelf Registration Statement (a “Shelf Underwritten Offering”), the Company shall amend or supplement the Shelf Registration Statement or related Prospectus as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the Shelf Underwritten Offering; provided, however, that the Shareholder shall not be entitled to deliver an aggregate of more than three (3) Take-Down Notices in any twelve (12) month period and the Shareholder may not deliver any Take- Down Notice within thirty (30) days after the effective date of any Registration Statement of the Company hereunder. For the avoidance of doubt, a Shelf Underwritten Offering shall count against the limit set forth in Section 6.1(b).

(b) In connection with any Shelf Underwritten Offering, in the event that the managing underwriter advises the Company and the Shareholder in writing that, in its good faith opinion, the total number or dollar amount of Registrable Shares requested by the Shareholder to be included therein exceeds the largest number or dollar amount of Registrable Shares that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company shall include in such registration or prospectus only such number of Registrable Shares that in the good faith opinion of such underwriter(s) can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price).

Section 6.9  Rule 144; Rule 144A.  The Company covenants that it will use its reasonable endeavors to timely file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and to take such further action as the Shareholder may reasonably request, all to the extent required from time to time to enable the Shareholder to sell Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or Rule 144A or Regulation S under the Securities Act; or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of the Shareholder, the Company will deliver to the Shareholder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

Section 6.10  Holdback.  In consideration for the Company agreeing to its obligations under this Agreement, the Shareholder agrees, in connection with any underwritten offering made pursuant to a Registration Statement in which the Shareholder has elected to include Registrable Shares, upon the written request of the managing underwriter(s) of such offering, not to effect (other than pursuant to such underwritten offering) any public sale or distribution of Registrable Shares, including any sale pursuant to Rule 144 or Rule 144A, or make any short sale of, loan, grant any option for the purchase of, or otherwise Transfer (other than to a Permitted Transferee in accordance with Section 5.1(f)(i), any Registrable Shares or any securities convertible into or exchangeable or exercisable for any other securities of the Company without the prior written consent of the managing underwriter(s) during the Holdback Period. The Company agrees that the Shareholder shall only be bound so long as and to the extent that each other shareholder seeking to exercise registration rights with respect to such offering is similarly bound; provided that a request under this Section 6.10 shall not be effective more than once in any twelve (12) month period.

ARTICLE VII

MISCELLANEOUS

Section 7.1  Termination.  Except with respect to the obligations set forth in Section 6.6, and Section 6.7, which shall survive the termination of this Agreement, this Agreement shall terminate and be of no further force and effect upon the earlier of (a) the later of (i) the tenth anniversary of the Closing Date; and (ii) the date that is three years after the first date on which the Shareholder shall cease to Beneficially Own Voting Securities representing at least the Ownership Threshold and (b) the consummation of a Change of Control with respect to the Company.

Section 7.2  Injunctive Relief.  Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that the other party shall, in addition to any other rights or remedies which it may have, be entitled to such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

Section 7.3  Assignments.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as contemplated by Section 5.1(f), none of the parties may directly or indirectly assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Any purported direct or indirect assignment in violation of this Section 7.3 shall be null and void ab initio.

Section 7.4  Amendments; Waiver.  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by (i) the Company, where enforcement of the amendment, modification, discharge or waiver is sought against the Company; (ii) the Shareholder, where enforcement of the amendment, modification, discharge or waiver is sought against the Shareholder; or (iii) the Shareholder Parent, where enforcement of the amendment, modification, discharge or waiver is sought against the Shareholder Parent. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by the Company or the Shareholder of a breach of or a default under any of the provisions of this Agreement or the failure to exercise or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 7.5  Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and shall be deemed given to a party when (i) delivered to the appropriate address by hand or by nationally recognized overnight courier service; (ii) sent by facsimile with confirmation of transmission by the transmitting equipment; or (iii) received by the addressee, if sent by certified mail, return receipt requested, in each case, to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided below:

To the Company:

Alkermes, plc
c/o Alkermes, Inc.
852 Winter Street
Waltham, MA 02451
Telephone: +1 781 609-6000
Fax: +1 781 609-5856
Attention: General Counsel

With copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: +1 212 225-2000
Fax: +1 212 225-3999

Attention:	Daniel S. Sternberg
William A. Groll

and:

Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2
Ireland
Telephone: +353 1 618 0000
Fax: + 353 1 616 3901
Attention: Christopher P. J. McLaughlin

To the Shareholder and the Shareholder Parent:

Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Telephone: +353 1 709 4000
Facsimile: + 353 1 709 4713
Attn.: Company Secretary

With copies (which shall not constitute notice) to:

Cahill Gordon & Reindel llp
80 Pine Street
New York, NY 10005
Telephone: +1 212 701-3000
Facsimile: +1 212 269-5420
Attention: Christopher T. Cox

and:

A&L Goodbody Solicitors
25/28 International Financial Services Centre
North Wall Quay
Dublin 1
Ireland
Telephone: +353 1 649 2000
Fax: + 353 1 649 2649
Attention: John Given

Section 7.6  Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.  THIS AGREEMENT AND ANY DISPUTE ARISING OUT OF OR IN CONNECTION WITH IT OR ITS SUBJECT MATTER OR FORMATION INCLUDING NON-CONTRACTUAL DISPUTES OR CLAIMS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF IRELAND. Each party hereto irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement (“Proceedings”) shall therefore be brought in the courts of Ireland. Solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, each party irrevocably (i) waives any objection to Proceedings in the courts of Ireland on the grounds of venue or on the grounds of forum non conveniens and (ii) agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 7.5. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.7  Interpretation.  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. In the event of any conflict or inconsistency between the provisions of this Agreement and the articles of association of the Company, the terms of this agreement shall prevail.

Section 7.8  Entire Agreement; No Other Representations.  Except for the Merger Agreement and the articles of association of the Company, this Agreement constitutes the entire agreement, and supersedes all prior agreements, understandings representations and warranties both written and oral, between the parties with respect to the subject matter hereof.

Section 7.9  No Third-Party Beneficiaries.  Except as explicitly provided for in Section 6.6 and Section 6.7, this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 7.10  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.11  Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 7.12  Effectiveness.  This Agreement shall become effective at and as of the Closing.

Section 7.13  Relationship of the Parties.  No provision of this Agreement creates a partnership between any of the parties or makes a party the agent of any other party for any purpose. A party has no authority or power to bind, to contract in the name of, or to create a liability for, another party in any way or for any purpose.

Section 7.14  Accounting Matters.  In order to allow the Shareholder Parent to make appropriate determinations with respect to the accounting for its investment in the Voting Securities of the Company under the equity method of accounting (determined in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as applicable to the Shareholder Parent), the Company will use reasonable endeavors (i) to provide all support reasonably requested by the Shareholder Parent related to determining the purchase price accounting in accordance with the equity method of accounting determined in accordance with U.S. GAAP, as applicable to the Shareholder Parent; (ii) to cooperate, and use reasonable endeavors to cause the Company’s independent certified public accountants to cooperate, with the Shareholder Parent to the extent reasonably requested by the Shareholder Parent in the preparation of the Shareholder Parent’s filings, including periodic filings, public earnings releases or other press releases, (collectively the “Parent Public Filings”); (iii) provide to the Shareholder Parent all information that the Shareholder Parent reasonably requests in connection with any Parent Public Filings or that, in the reasonable judgment of Shareholder Parent or its legal counsel, is required to be disclosed or incorporated by reference therein under any applicable law; (iv) provide such information to enable the Shareholder Parent to prepare, print and release all Parent Public Filings on a timely basis and (v) use its reasonable endeavors to cause the Company’s independent certified public accountants to consent to any reference to them as experts in any Parent Public Filings required under applicable law.

Section 7.15  Further Assurances  Upon the terms and subject to the conditions set forth in this Agreement, from and after the Closing Date, the parties hereto shall each use reasonable endeavors to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain from any governmental or regulatory authority or third party any and all necessary clearances, waivers, consents, authorizations, approvals, permits or orders required to be obtained in connection with the performance of this Agreement and the consummation of the transactions contemplated hereby; and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 7.16  Rights and Obligations of Parties.  The obligations of (i) the Company, on the one hand, to the Shareholder and the Shareholder Parent, on the other hand, and (ii) the Shareholder and the Shareholder Parent, on the one hand, to the Company, on the other hand, are owed to them as separate and independent obligations of and each party will have the right to protect and enforce its rights under this Agreement without joining any other party in any proceedings. The Shareholder and the Shareholder Parent shall be jointly and severally liable for all costs, fees, expenses, indemnities and any other liabilities of either of them under this Agreement.

[The reminder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

ALKERMES, PLC

By:
Name:
Title:

ELAN CORPORATION, PLC

By:
Name:
Title:

ELAN SCIENCE THREE LIMITED

By:
Name:
Title:

[Signature Page to Shareholder’s Agreement]

ANNEX D

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
ALKERMES, INC.

RESOLVED, that pursuant to the provisions of Section 1914(c) of the Pennsylvania Business Corporation Law of 1988, as amended, the Third Amended and Restated Articles of Incorporation of the Corporation, as amended, be further amended and restated to read in full as follows, effective as of the filing of the Articles of Amendment with the Pennsylvania Department of State:

FOURTH AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ALKERMES, INC.

ARTICLE FIRST

The name of the corporation is Alkermes, Inc. (the “Corporation”).

ARTICLE SECOND

The address of the Corporation’s registered office in the Commonwealth of Pennsylvania is c/o CT Corporation System, 1515 Market Street, Philadelphia, Pennsylvania 19102.

ARTICLE THIRD

The Corporation was incorporated on July 13, 1987 under the Business Corporation Law, Act of May 5, 1933, as amended, and is subject to the provisions of the Pennsylvania Business Corporation Law of 1988, as amended. The Corporation is incorporated for any lawful purpose and may engage in any lawful business for which corporations may be incorporated under the Pennsylvania Business Corporation Law with all the powers of such corporations.

ARTICLE FOURTH

The Corporation is authorized to issue one class of stock to be designated Common Stock. The total number of shares of Common Stock authorized to be issued is one thousand (1,000) shares with a par value of $0.001 per share.

ARTICLE FIFTH

The term of existence for the Corporation is perpetual.

ARTICLE SIXTH

Except as otherwise limited by the Pennsylvania Business Corporation Law, as amended, the Board of Directors shall have the power to adopt, amend and repeal Bylaws of the Corporation, subject to the power of the shareholders to change such action.

ARTICLE SEVENTH

The number of directors that constitute the whole Board of Directors of the Corporation shall be determined in the manner specified in the Bylaws of the Corporation.

ARTICLE EIGHTH

Elections of directors need not be by written ballot unless a shareholder demands election by written ballot at a meeting of the shareholders and before voting begins or unless the Bylaws of the Corporation shall so provide.

Any action required or permitted to be taken at a meeting of shareholders or of a class of shareholders may be taken without a meeting upon written consent of all of the shareholders who would have been entitled to vote at a meeting held for such purpose.

ARTICLE NINTH

A. Limitation of Director’s Liability.   No director of the corporation shall be personally liable for monetary damages as such for any action taken or any failure to take any action unless: (a) the director has breached or failed to perform the duties of his or her office under Subchapter B of Chapter 17 of the Pennsylvania Business Corporation Law, and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that the provisions of this Article shall not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law.

B. Indemnification and Insurance.

(i) Indemnification of Directors and Officers.

(1) Each Indemnitee (as defined below) shall be indemnified and held harmless by the corporation for all actions taken by him or her and for all failures to take action (regardless of the date of any such action or failure to take action) to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including without limitation attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding (as defined below). No indemnification pursuant to this Article shall be made, however, in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted self dealing, willful misconduct or recklessness.

(2) The right to indemnification provided in this Article shall include the right to have the expenses incurred by the Indemnitee in defending any Proceeding paid by the corporation in advance of the final disposition of the Proceeding to the fullest extent permitted by Pennsylvania law; provided that, if Pennsylvania law continues so to require, the payment of such expenses incurred by the Indemnitee in advance of the final disposition of a Proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced without interest if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Article or otherwise.

(3) Indemnification pursuant to this Article shall continue as to an Indemnitee who has ceased to be a director or officers and shall inure to the benefit of his or her heirs, executors and administrators.

(4) For purposes of this Article, (A) “Indemnitee” shall mean each director or officer of the corporation who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding, by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving in any capacity at the request or for the benefit of the corporation as a director, officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise; and (B) “Proceeding” shall mean any threatened, pending or completed action, suit or proceeding (including without limitation an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative, investigative or through arbitration.

(ii) Indemnification of Employees and Other Persons.  The corporation may, by action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees. To the extent that an employee or agent of the corporation has been successful on the merits or otherwise in defense of any Proceeding or in defense of any claim, issues or matter therein, the corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(iii) Non-Exclusivity of Rights.  The rights to indemnification and to the advancement of expenses provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Articles or Bylaws, agreement, vote of shareholders or directors, or otherwise.

(iv) Insurance.  The corporation may purchase and maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person under Pennsylvania or other law. The corporation may also purchase and maintain insurance to insure its indemnification obligations whether arising hereunder or otherwise.

(v) Fund for Payment of Expenses.  The corporation may create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise may secure in any manner its indemnification obligations, whether arising hereunder, under the Articles, by agreement, vote of shareholders or directors, or otherwise.

C. Amendment.  The provisions of this Article TENTH relating to the limitation of directors’ liability, to indemnification and to the advancement of expenses shall constitute a contract between the corporation and each of its directors and officers which may be modified as to any director or officer only with that person’s consent or as specifically provided in this Article. Notwithstanding any other provision of these Articles relating to their amendment generally, any repeal or amendment of this Article TENTH which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not reduce any limitation on the personal liability of a director of the corporation, or limit the rights of an Indemnitee to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Articles, no repeal or amendment of these Articles shall affect any or all of this Article so as either to reduce the limitation of directors’ liability or limit the vote of the directors of the corporation then serving, or (b) the affirmative vote of shareholders entitled to cast not less than a majority of the votes that all shareholders are entitled to cast in the election of directors; provided that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

D. Changes in Pennsylvania Law.   References in this Article TENTH to Pennsylvania law or to any provision thereof shall be to such law as it existed on the date this Article TENTH was adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of directors or limits the indemnification rights or the rights to advancement of expenses which the corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in this Article shall continue as theretofore to the extent permitted by law; and (b) if such change permits the corporation without the requirement of any further action by shareholders or directors to limit further the liability of directors (or limit the liability of officers) or to provide broader indemnification rights or rights to the advancement of expenses than the corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

* * * * *

ANNEX E

AGREED FORM

Companies Acts 1963 to 2009

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION
of
ALKERMES PUBLIC LIMITED COMPANY

(Amended and restated by Special Resolution dated           2011)

Incorporated the 4th day of May 2011

Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2

Cert. No. 498284

Companies Acts 1963 to 2009

A PUBLIC COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
of
Alkermes Public Limited Company

As amended and restated by Special Resolution dated           2011

1. The name of the Company is Alkermes public limited company.

2. The registered office of the Company shall be at           or at such other place as the Board may from time to time decide.

3. The Company is to be a public limited company.

4. The objects for which the Company is established are:

4.1

(a) To carry on all or any of the businesses of manufacturers, buyers, sellers, and distributing agents of and dealers in all kinds of patent, pharmaceutical, medicinal, and medicated preparations, patent medicines, drugs, herbs, and of and in pharmaceutical, medicinal, proprietary and industrial preparations, compounds, and articles of all kinds; and to manufacture, make up, prepare, buy, sell, and deal in all articles, substances, and things commonly or conveniently used in or for making up, preparing, or packing any of the products in which the Company is authorised to deal, or which may be required by customers of or persons having dealings with the Company.

(b) To establish, maintain and operate laboratories for the purpose of carrying on chemical, physical and other research in medicine, chemistry, industry or other unrelated or related fields.

(c) To carry on the business of a holding company and to co-ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on in all its branches the business of a management services company, to act as managers and to direct or coordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the Company’s Board and to exercise its powers as a shareholder of other companies.

4.2 To acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities and interests of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, whether in Ireland or elsewhere, and to vary, transpose, dispose of or otherwise deal with, from time to time as may be considered expedient, any of the Company’s investments for the time being.

4.3 To acquire any such shares and other securities as are mentioned in the preceding paragraph by subscription, syndicate participation, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

4.4 To lease, acquire by purchase or otherwise and hold, sell, dispose of and deal in real property and in personal property of all kinds wheresoever situated.

4.5 To enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.

4.6 To acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the Company is authorized to carry on.

4.7 To apply for, register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade marks, formulae, licences, inventions, processes, distinctive marks and similar rights.

4.8 To enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the Company is authorized to carry on or engage in or any business or transaction capable of being conducted so as to benefit the Company.

4.9 To take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the Company or carrying on any business capable of being conducted so as to benefit the Company.

4.10 To lend money to any employee or to any person having dealings with the Company or with whom the Company proposes to have dealings or to any other body corporate any of whose shares are held by the Company.

4.11 To apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporate or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto and to enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise, that may seem conducive to the Company’s objects or any of them.

4.12 To perform any duty or duties imposed on the Company by or under any enactment and to exercise any power conferred on the Company by or under any enactment.

4.13 To incorporate or cause to be incorporated any one or more subsidiaries of the Company (within the meaning of section 155 of the 1963 Act) for the purpose of carrying on any business.

4.14 To establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees, directors and/or consultants or former employees, directors and/ or consultants of the Company or its predecessors or any of its subsidiary or associated companies, or the dependants or connections of such employees, directors and/or consultants or former employees, directors and/or consultants and grant gratuities, pensions and allowances, including the establishment of share option schemes, enabling employees, directors and/or consultants of the Company or other persons aforesaid to become shareholders in the Company, or otherwise to participate in the profits of the Company upon such terms and in such manner as the Company thinks fit, and to make payments towards insurance or for any object similar to those set forth in this paragraph.

4.15 To establish and contribute to any scheme for the purchase by trustees of Shares in the Company to be held for the benefit of the Company’s employees or the employees of any of its subsidiary or associated companies and to lend or otherwise provide money to the trustees of such schemes or the Company’s employees or the employees of any of its subsidiary or associated companies to enable them to purchase Shares of the Company.

4.16 To grant bonuses to any person or persons who are or have been in the employment of the Company or any of its subsidiary or associated companies or any person or persons who are or have been directors of, or consultants to, the Company or any of its subsidiary or associated companies.

4.17 To establish any scheme or otherwise to provide for the purchase by or on behalf of customers of the Company of shares in the Company.

4.18 To subscribe or guarantee money for charitable, benevolent or educational objects or for any exhibition or for any public, general or useful objects.

4.19 To promote any company for the purpose of acquiring or taking over any of the property and liabilities of the Company or for any other purpose that may benefit the Company.

4.20 To purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the Company considers necessary or convenient for the purposes of its business.

4.21 To construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects.

4.22 To construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the Company and contribute to, subsidize or otherwise assist or take part in the construction, improvement, maintenance, working, management and carrying out of control thereof.

4.23 To raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person.

4.24 To guarantee, support, secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by both such methods, the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of, any person, firm, or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company’s holding company as defined by section 155 of the 1963 Act, or a subsidiary as therein defined of any such holding company or otherwise associated by the Company in business.

4.25 To borrow or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, debenture stocks, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise and to secure the repayment of any money borrowed, raised or owing by trust deed, mortgage, charge, or lien upon the whole or any part of the Company’s property or assets (whether present or future) including its uncalled capital, and also by a similar trust deed, mortgage, charge or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

4.26 To engage in currency exchange, interest rate and/or commodity or index linked transactions (whether in connection with or incidental to any other contract, undertaking or business entered into or carried on by the Company or whether as an independent object or activity) including, but not limited to, dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars, commodity or index linked swaps and any other foreign exchange, interest rate or commodity or index linked arrangements and such other instruments as are similar to or derive from any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other purpose and to enter into any contract for and to exercise and enforce all rights and powers conferred by or incidental, directly or indirectly, to such transactions or termination of any such transactions.

4.27 To remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares of the Company’s capital or any debentures, debenture stock or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

4.28 To draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments.

4.29 To sell, lease, exchange or otherwise dispose of the undertaking of the Company or any part thereof as an entirety or substantially as an entirety for such consideration as the Company thinks fit.

4.30 To sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the Company in the ordinary course of its business.

4.31 To adopt such means of making known the products of the Company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations.

4.32 To cause the Company to be registered and recognized in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the Company and to accept service for and on behalf of the Company of any process or suit.

4.33 To allot and issue fully-paid shares of the Company in payment or part payment of any property purchased or otherwise acquired by the Company or for any past services performed for the Company.

4.34 To distribute among the Members of the Company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the Company, but not so as to decrease the capital of the Company unless the distribution is made for the purpose of enabling the Company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful.

4.35 To promote freedom of contract, and to resist, insure against, counteract and discourage interference therewith, to join any lawful federation, union or association or do any other lawful act or thing with a view to preventing or resisting directly or indirectly any interruption of or interference with the Company’s or any other trade or business or providing or safeguarding against the same, or resisting strike, movement or organisation, which may be thought detrimental to the interests or opposing any of the Company or its employees and to subscribe to any association or fund for any such purposes.

4.36 To make or receive gifts by way of capital contribution or otherwise.

4.37 To establish agencies and branches.

4.38 To take or hold mortgages, hypothecations, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the Company of whatsoever kind sold by the Company, or for any money due to the Company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge.

4.39 To pay all costs and expenses of or incidental to the incorporation and organization of the Company.

4.40 To invest and deal with the monies of the Company not immediately required for the objects of the Company in such manner as may be determined.

4.41 To do any of the things authorized by this memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others.

4.42 To do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the Company.

The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except, where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub-clause of this clause.

5. The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

6. The authorised share capital of the Company is €40,000 and US$5,000,000 divided into 40,000 ordinary shares of €1.00 each, 450,000,000 ordinary shares of US$0.01 each and 50,000,000 undesignated preferred shares of US$0.01 each.

7. The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company’s articles of association for the time being.

8. Capitalised terms that are not defined in this memorandum of association bear the same meaning as those given in the articles of association of the Company.

WE, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this memorandum of association, and we agree to take the number of Shares in the capital of the Company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares Taken by Each Subscriber

Goodbody Subscriber One Limited International Financial Services Centre North Wall Quay Dublin 1	One ordinary share of US$0.01
Limited liability company

Dated the 29 day of April 2011

Witnesses to the above signatures:

Name:	Isabel Hyde
Trainee Solicitor

Address:	A&L Goodbody
IFSC,
North Wall Quay,
Dublin 1

Cert. No. 498284

Companies Acts 1963 to 2009
A PUBLIC COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION
of
Alkermes Public Limited Company

(Amended and restated by Special Resolution dated           2011)

PRELIMINARY

1. The regulations contained in Table A in the First Schedule to the 1963 Act shall not apply to the Company.

2.

2.1 In these Articles:

“1963 Act”	means the Companies Act 1963 (No. 33 of 1963) as amended by the Companies Acts 1977 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006 and all statutory instruments which are to be read as one with, or construed, or read together as one with the Companies Acts.

“1983 Act”	means the Companies (Amendment) Act 1983.

“1990 Act”	means the Companies Act 1990.

“Address”	includes, without limitation, any number or address used for the purposes of communication by way of electronic mail or other electronic communication.

“Articles” or “Articles of Association”	means these articles of association of the Company, as amended from time to time by Special Resolution.

“Assistant Secretary”	means any person appointed by the Secretary from time to time to assist the Secretary.

“Auditors”	means the persons for the time being performing the duties of auditors of the Company.

“Board”	means the board of directors for the time being of the Company.

“clear days”	means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“Companies Acts”	means the Companies Acts 1963-2009.

“Company”	means the above-named company.

“Court”	means the Irish High Court.

“Directors”	means the directors for the time being of the Company.

“dividend”	includes interim dividends and bonus dividends.

“Dividend Periods”	shall have the meaning given to such term in Article 15.2.

“electronic communication”	shall have the meaning given to those words in the Electronic Commerce Act 2000.

“electronic signature”	shall have the meaning given to those words in the Electronic Commerce Act 2000.

“Exchange”	means any securities exchange or other system on which the Shares of the Company may be listed or otherwise authorised for trading from time to time.

“Exchange Act”	shall have the meaning given to such term in Article 100.

“Member”	means a person who has agreed to become a Member of the Company and whose name is entered in the Register of Members as a registered holder of Shares.

“Memorandum”	means the memorandum of association of the Company as amended from time to time by Special Resolution.

“Merger”	means the merger between Alkermes, Inc. and Antler Acquisition Corp. consummated at the time these Articles became effective and as a result of which Alkermes, Inc. became the surviving entity and an indirect wholly-owned subsidiary of the Company.

“month”	means a calendar month.

“officer”	means any executive of the Company that has been designated by the Company the title “officer” and for the avoidance of doubt does not have the meaning given to such term under the 1963 Act.

“Ordinary Resolution”	means an ordinary resolution of the Company’s Members within the meaning of section 141 of the 1963 Act.

“paid-up”	means paid-up as to the nominal value and any premium payable in respect of the issue of any Shares and includes credited as paid-up.

“Redeemable Shares”	means redeemable shares in accordance with section 206 of the 1990 Act.

“Register of Members” or “Register”	means the register of Members of the Company maintained by or on behalf of the Company, in accordance with the Companies Acts and includes (except where otherwise stated) any duplicate Register of Members.

“registered office”	means the registered office for the time being of the Company.

“Seal”	means the seal of the Company, if any, and includes every duplicate seal.

“Secretary”	means the person appointed by the Board to perform any or all of the duties of secretary of the Company and includes an Assistant Secretary and any person appointed by the Board to perform the duties of secretary of the Company.

“Share” and “Shares”	means a share or shares in the capital of the Company.

“Shareholder Rights Plan”	means a shareholder rights plan providing for the right of Members to purchase securities of the Company in the event of any proposed acquisition of a majority of the Shares where such plan is not approved or recommended by the Board.

“Special Resolution”	means a special resolution of the Company’s Members within the meaning of section 141 of the 1963 Act.

2.2 In the Articles:

(a) words importing the singular number include the plural number and vice-versa;

(b) words importing the feminine gender include the masculine gender;

(c) words importing persons include any company, partnership or other body of persons, whether corporate or not, any trust and any government, governmental body or agency or public authority, whether of Ireland or elsewhere;

(d) “written” and “in writing” include all modes of representing or reproducing words in visible form, including electronic communication;

(e) references to a company include any body corporate or other legal entity, whether incorporated or established in Ireland or elsewhere;

(f) references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

(g) any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h) reference to “officer” or “officers” in these Articles means any executive that has been designated by the Company as an “officer” and, for the avoidance of doubt, shall not have the meaning given to such term in the 1963 Act and any such officers shall not constitute officers of the Company within the meaning of Section 2(1) of the 1963 Act.

(i) headings are inserted for reference only and shall be ignored in construing these Articles; and

(j) references to US$, USD, $ or dollars shall mean United States dollars, the lawful currency of the United States of America and references to €, euro, or EUR shall mean the euro, the lawful currency of Ireland.

SHARE CAPITAL; ISSUE OF SHARES

3. The authorised share capital of the Company is €40,000 and US$5,000,000 divided into 40,000 ordinary shares of €1.00 each, 450,000,000 ordinary shares of US$0.01 each and 50,000,000 undesignated preferred shares of US$0.01 each.

4. Subject to the Companies Acts and the rights conferred on the holders of any other class of shares, any Share in the Company may be issued with or have attached to it such preferential, deferred, qualified or special rights, privileges or conditions as the Company may by Ordinary Resolution decide or, insofar as the Ordinary Resolution does not make specific provision, as the Board may from time to time determine.

5. Subject to the provisions of these Articles relating to new Shares, the Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Companies Acts) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its Members, but so that no Share shall be issued at a discount save in accordance with section 26(5) and 28 of the 1983 Act, and so that, in the case of Shares offered to the public for subscription, the amount payable on application on each Share shall not be less than one-quarter of the nominal amount of the Share and the whole of any premium thereon.

6. Subject to any requirement to obtain the approval of Members under any laws, regulations or the rules of any Exchange, the Board is authorised, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board deems advisable, options to purchase or subscribe for any number of Shares of any class or classes or of any series of any class as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued.

7. Subject to the provisions of Part XI of the 1990 Act and the other provisions of this Article 7, the Company may:

7.1 pursuant to section 207 of the 1990 Act, issue any Shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Directors;

7.2 redeem Shares of the Company on such terms as may be contained in, or be determined pursuant to the provisions of, these Articles. Subject as aforesaid, the Company may cancel any Shares so redeemed or may hold them as treasury shares and re-issue such treasury shares as Shares of any class or classes or cancel them;

7.3 subject to or in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, pursuant to section 211 of the 1990 Act, purchase any of its own Shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between Members or Members of the same class) and may cancel any shares so purchased or hold them as treasury (as defined by section 209 of the 1990 Act) and may reissue any such shares as shares of any class or classes or cancel them; or

7.4 pursuant to section 210 of the 1990 Act, convert any of its Shares into Redeemable Shares provided that the total number of Shares which shall be redeemable pursuant to this authority shall not exceed the limit in section 210(4) of the 1990 Act.

8.

8.1 The Directors are, for the purposes of section 20 of the 1983 Act, generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said section 20) up to the amount of Company’s authorised share capital as at the date of adoption of these Articles and to allot and issue any Shares purchased by the Company pursuant to the provisions of Part XI of the 1990 Act and held as treasury shares and this authority shall expire five years from the date of adoption of these Articles.

8.2 The Directors are hereby empowered pursuant to sections 23 and 24(1) of the 1983 Act to allot equity securities within the meaning of the said section 23 for cash pursuant to the authority conferred by Article 8.1 as if section 23(1) of the said 1983 Act did not apply to any such allotment. The Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by Article 8.1 had not expired.

8.3 The Company may issue share warrants to bearer pursuant to section 88 of the 1963 Act.

9. Without prejudice to any special rights previously conferred on the holders of any existing Shares or class of Shares or to the authority conferred on the Directors pursuant to Article 15 to issue the preferred shares, any Share in the Company may be issued with such preferred or deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine.

10. The Company may pay commission to any person in consideration of any person subscribing or agreeing to subscribe, whether absolutely or conditionally, for the shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and, subject to the provisions of the Companies Acts and to such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two. The Company may also on any issue of Shares pay such brokerage as may be lawful.

ORDINARY SHARES

11. The holders of the ordinary shares shall be:

11.1 entitled to dividends on a pro rata basis in accordance with the relevant provisions of these Articles;

11.2 entitled to participate pro rata in the total assets of the Company in the event of the Company’s winding up; and

11.3 entitled, subject to the right of the Company to set record dates for the purpose of determining the identity of Members entitled to notice of and/or vote at a general meeting, to attend general meetings of the Company and shall be entitled to one vote for each Ordinary Share registered in her name in the Register of Members, both in accordance with the relevant provisions of these Articles.

The rights attaching to the ordinary shares may be subject to the terms of issue of any series or class of preferred share allotted by the Directors from time to time in accordance with Article 15.

12. An ordinary share shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any third party pursuant to which the Company acquires or will acquire ordinary shares, or an interest in ordinary shares, from the relevant third party. In these circumstances, the acquisition of such shares by the Company shall constitute the redemption of a Redeemable Share in accordance with Part XI of the 1990 Act.

13. All ordinary shares shall rank pari passu with each other in all respects.

14. Pursuant to the terms of the Merger, ordinary shares in the share capital of the Company equal in number to the number of shares of common stock of Alkermes, Inc. held in certificated form immediately prior to the Merger becoming effective (the “Effective Time”), will be allotted and issued by the Company to the Exchange Agent who shall hold such ordinary shares on trust for the holders of shares of common stock of Alkermes, Inc. in certificated form (the “Certificated Holders”). The Certificated Holders shall be entitled to have such number of ordinary shares in the share capital of the Company as is equal to the number of shares of common stock in Alkermes, Inc. held in certificated form immediately prior to the Effective Time transferred to them by the Exchange Agent following deposit of a share certificate and letter of transmittal with the Exchange Agent and any other documents reasonably required by the Exchange Agent and notified to the Certificated Holders (the “Exchange Agent Documents”) ,evidencing ownership of that number of shares of common stock of Alkermes, Inc.. Insofar as such Exchange Agent Documents are not deposited with the Exchange Agent prior to the first anniversary of the date on which Effective Time occurred (the “First Anniversary”), the Exchange Agent shall sell all such shares on the market (with no obligation to obtain the best possible price) and shall transfer the proceeds of such sale to the Company which shall hold such proceeds in an account, which does not need to be interest bearing, in trust for those Certificated Holders who have not by the First Anniversary deposited the Exchange Agent Documents. If and when such Exchange Agent Documents are deposited with the Secretary of the Company following the first anniversary of the date on which the Effective Time occurs, the Company shall arrange for a payment to be made to the Certificated Holder equal to the number of ordinary shares in the share capital of the Company sold by the Exchange Agent representing the number of shares of common stock of Alkermes, Inc. evidenced as being owned by her in the Exchange Agent Documents so deposited.

PREFERRED SHARES

15. The Directors are authorised to issue all or any of the authorised but unissued preferred shares from time to time in one or more classes or series, and to fix for each such class or series such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such class or series adopted by the Board as hereinafter provided, including, without limitation, and subject to the Memorandum and Articles and applicable law, the authority to provide that any such class or series may be:

15.1 Redeemable at the option of the Company, or the Members, or both, with the manner of the redemption to be set by the Board, and redeemable at such time or times, including upon a fixed date, and at such price or prices;

15.2 Entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions at such times and in respect of such dividend periods (the “Dividend Periods”), and payable in preference to, or in such relation to, the dividends payable on any other class or classes of shares or any other series;

15.3 Entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; or

15.4 Convertible into, or exchangeable for, shares of any other class or classes of shares, or of any other series of the same or any other class or classes of shares, of the Company at such price or prices or at such rates of exchange and with such adjustments as the Directors determine, which rights and restrictions may be as stated in such resolution or resolutions of the Directors as determined by them in accordance with this Article 15. The Board may at any time before the allotment of any preferred share by further resolution in any way amend the designations, preferences, rights, qualifications, limitations or restrictions, or vary or revoke the designations of such preferred shares.

Notwithstanding the fixing of the number of preferred shares constituting a particular series upon the issuance thereof, the Board at any time thereafter may authorise the issuance of additional preferred shares of the same series subject always to the Companies Acts, the Memorandum and these Articles.

The rights conferred upon a Member holding any pre-existing shares in the share capital of the Company shall be deemed not to be varied by the creation, issue and allotment of preferred shares in accordance with this Article 15.

16. No dividend shall be declared and set apart for payment on any series of preferred shares in respect of any Dividend Period unless there shall likewise be or have been paid, or declared and set apart for payment, on all preferred shares of each other series entitled to cumulative dividends at the time outstanding that rank senior or equally as to dividends with the series in question, dividends ratably in accordance with the sums which would be payable on the said preferred shares through the end of the last preceding Dividend Period if all dividends were declared and paid in full.

17. If, upon the winding up of the Company, the assets of the Company distributable among the holders of any one or more series of preferred shares which (i) are entitled to a preference over the holders of the ordinary shares upon such winding up, and (ii) rank equally in connection with any such distribution, shall be insufficient to pay in full the preferential amount to which the holders of such preferred shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the preferred shares ratably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

ISSUE OF WARRANTS

18. The Board may issue warrants to subscribe for any class of Shares or other securities of the Company on such terms as it may from time to time determine.

CERTIFICATES FOR SHARES

19. Unless otherwise provided for by the Board or the rights attaching to or by the terms of issue of any particular Shares, or to the extent required by any stock exchange, depository, or any operator of any clearance or settlement system, no person whose name is entered as a Member in the Register of Members shall be entitled to receive a share certificate for all her Shares of each class held by her (nor on transferring a part of holding, to a certificate for the balance).

20. Any share certificate, if issued, shall specify the number of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as shall be determined by the Board. Such certificates may be under Seal. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. The name and address of the person to whom the Shares represented thereby are issued, with the number of Shares and date of issue, shall be entered in the Register of Members of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of Shares shall have been surrendered and cancelled. The Board may authorise certificates to be issued with the seal and authorised signature(s) affixed by some method or system of mechanical process. In respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

21. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating such evidence, as the Board may prescribe, and, in the case of defacement or wearing out, upon delivery of the old certificate.

REGISTER OF MEMBERS

22. The Company shall maintain or cause to be maintained a Register of its Members in accordance with the Companies Acts.

23. If the Board considers it necessary or appropriate, the Company may establish and maintain a duplicate Register or Registers of Members at such location or locations within or outside Ireland as the Board thinks fit. The original Register of Members shall be treated as the Register of Members for the purposes of these Articles and the Companies Acts.

24. The Company, or any agent(s) appointed by it to maintain the duplicate Register of Members in accordance with these Articles, shall as soon as practicable and on a regular basis record or procure the recording in the original Register of Members all transfers of Shares effected on any duplicate Register of Members and shall at all times maintain the original Register of Members in such manner as to show at all times the Members for the time being and the Shares respectively held by them, in all respects in accordance with the Companies Acts.

25. The Company shall not be bound to register more than four persons as joint holders of any Share. If any Share shall stand in the names of two or more persons, the person first named in the Register of Members shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company.

TRANSFER OF SHARES

26. All transfers of Shares may be effected by an instrument of transfer in the usual common form or in such other form as the Board may approve. All instruments of transfer must be left at the registered office or at such other place as the Board may appoint and all such instruments of transfer shall be retained by the Company.

27.

27.1 The instrument of transfer shall be executed by or on behalf of the transferor. The instrument of transfer of any Share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor provided that in the case of execution by facsimile signature by or on behalf of a transferor, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures.

27.2 The instrument of transfer of any Share may be executed for and on behalf of the transferor by the Secretary or an Assistant Secretary, and the Secretary or Assistant Secretary shall be deemed to have been irrevocably appointed agent for the transferor of such Share or Shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such Share or Shares all such transfers of Shares held by the Members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of Shares agreed to be transferred, the date of the agreement to transfer Shares, shall, once executed by the transferor or the Secretary or Assistant Secretary as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of section 81 of the 1963 Act. The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

27.3 The Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of Shares on behalf of the transferee of such Shares of the Company. If stamp duty resulting from the transfer of Shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those Shares and (iii) to claim a first and permanent lien on the Shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on those Shares.

27.4 Notwithstanding the provisions of these Articles and subject to any regulations made under section 239 of the 1990 Act, title to any Shares in the Company may also be evidenced and transferred without a written instrument in accordance with section 239 of the 1990 Act or any regulations made thereunder. The Directors shall have power to permit any class of Shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

28. The Board, may in its absolute discretion and without assigning any reason for its decision, decline to register any transfer of any Share which is not a fully paid Share. The Board may also, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any Share unless:

28.1 the instrument of transfer is lodged with the Company accompanied by the certificate for the Shares (if any) to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

28.2 the instrument of transfer is in respect of only one class of Shares;

28.3 the instrument of transfer is properly stamped (in circumstances where stamping is required);

28.4 in the case of a transfer to joint holders, the number of joint holders to which the Share is to be transferred does not exceed four;

28.5 it is satisfied, acting reasonably, that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Ireland or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained; and

28.6 it is satisfied, acting reasonably, that the transfer would not violate the terms of any agreement to which the Company (or any of its subsidiaries) and the transferor are party or subject.

29. If the Board shall refuse to register a transfer of any Share, it shall, within two (2) months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

30. The Company shall not be obligated to make any transfer to an infant or to a person in respect of whom an order has been made by a competent court or official on the grounds that she is or may be suffering from mental disorder or is otherwise incapable of managing her affairs or under other legal disability.

31. Upon every transfer of Shares the certificate (if any) held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and subject to Article 19 a new certificate may be issued without charge to the transferee in respect of the Shares transferred to her, and if any of the Shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof may be issued to her without charge. The Company shall also retain the instrument(s) of transfer.

REDEMPTION AND REPURCHASE OF SHARES

32. Subject to the provisions of the Companies Act and these Articles, the Company may , pursuant to Section 207 of the 1990 Act, issue any Shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Member of the Company on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Board.

33. Subject to the Companies Acts, the Company may, without prejudice to any relevant special rights attached to any class of Shares pursuant to section 211 of the 1990 Act, purchase any of its own Shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between Members or Members of the same class) and may cancel any Shares so purchased or hold them as treasury shares (as defined in section 209 of the 1990 Act) and may reissue any such Shares as Shares of any class or classes.

34. The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Acts.

35. The holder of the Shares being purchased shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to her the purchase or redemption monies or consideration in respect thereof.

VARIATION OF RIGHTS OF SHARES

36. If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied or abrogated with the consent in writing of the holders of three-quarters of all the votes of the issued Shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that class.

37. The provisions of these Articles relating to general meetings of the Company shall apply mutatis mutandis to every such general meeting of the holders of one class of Shares except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-half of the issued Shares of the class.

38. The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by (i) the creation or issue of further Shares ranking pari passu therewith; (ii) a purchase or redemption by the Company of its own Shares; or (iii) the creation or issue for full value (as determined by the Board) of further Shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them.

LIEN ON SHARES

39. The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all monies (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Directors, at any time, may declare any Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share shall extend to all monies payable in respect of it.

40. The Company may sell in such manner as the Directors determine any Share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice demanding payment, and stating that if the notice is not complied with the Share may be sold, has been given to the holder of the Share or to the person entitled to it by reason of the death or bankruptcy of the holder.

41. To give effect to a sale, the Directors may authorise some person to execute an instrument of transfer of the Share sold to, or in accordance with the directions of, the transferee. The transferee shall be entered in the Register as the holder of the Share comprised in any such transfer and she shall not be bound to see to the application of the purchase monies nor shall her title to the Share be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

42. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the Shares sold and subject to a like lien for any monies not presently payable as existed upon the Shares before the sale) shall be paid to the person entitled to the Shares at the date of the sale.

43. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any Shares registered in the Register as held either jointly or solely by any Members or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Member by the Company on or in respect of any Shares registered as mentioned above or for or on account or in respect of any Member and whether in consequence of:

43.1 the death of such Member;

43.2 the non-payment of any income tax or other tax by such Member;

43.3 the non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such Member or by or out of her estate; or

43.4 any other act or thing;

in every such case (except to the extent that the rights conferred upon holders of any class of Shares under the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

43.5 the Company shall be fully indemnified by such Member or her executor or administrator from all liability;

43.6 the Company shall have a lien upon all dividends and other monies payable in respect of the Shares registered in the Register as held either jointly or solely by such Member for all monies paid or payable by the Company as referred to above in respect of such Shares or in respect of any dividends or other monies thereon or for or on account or in respect of such Member under or in consequence of any such law, together with interest at the rate of 15% per annum (or such other rate as the Board may determine) thereon from the date of payment to date of repayment, and the Company may deduct or set off against such dividends or other monies so payable any monies paid or payable by the Company as referred to above together with interest at the same rate;

43.7 the Company may recover as a debt due from such Member or her executor or administrator (wherever constituted) any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period referred to above in excess of any dividends or other monies then due or payable by the Company; and

43.8 the Company may if any such money is paid or payable by it under any such law as referred to above refuse to register a transfer of any Shares by any such Member or her executor or administrator until such money and interest is set off or deducted as referred to above or in the case that it exceeds the amount of any such dividends or other monies then due or payable by the Company, until such excess is paid to the Company.

Subject to the rights conferred upon the holders of any class of Shares, nothing in this Article 43 will prejudice or affect any right or remedy which any law may confer or purport to confer on the Company. As between the Company and every such Member as referred to above (and, her executor, administrator and estate, wherever constituted), any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

CALLS ON SHARES

44. Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares and each Member (subject to receiving at least fourteen clear days’ notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on her Shares. A call may be required to be paid by instalments. A call may be revoked before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed in whole or in part.

45. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

46. A person on whom a call is made shall (in addition to a transferee) remain liable notwithstanding the subsequent transfer of the Share in respect of which the call is made.

47. The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

48. If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Companies Acts) but the Directors may waive payment of the interest wholly or in part.

49. An amount payable in respect of a Share on allotment or at any fixed date, whether in respect of nominal value by way of premium, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

50. Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares for a difference between the holders in the amounts and times of payment of calls on their Shares.

51. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the monies uncalled and unpaid upon any Shares held by her, and upon all or any of the monies so advanced may pay (until the same would, but for such advance, become payable) interest at such rate as may be agreed upon between the Directors and the Member paying such sum in advance.

FORFEITURE

52. If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors, at any time thereafter during such times as any part of the call or instalment remains unpaid, may serve a notice on her requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

53. The notice shall state a further day (not earlier than the expiration of fourteen clear days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

54. If the requirements of any such notice as aforesaid are not complied with then, at any time thereafter before the payment required by the notice has been made, any Shares in respect of which the notice has been given may be forfeited by a resolution of the Directors to that effect. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Shares and not paid before forfeiture. The Directors may accept a surrender of any Share liable to be forfeited hereunder.

55. On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the Shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the Member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

56. A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal such a Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to that person. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and thereupon she shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall her title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

57. A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but nevertheless shall remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by her to the Company in respect of the Shares, without any deduction or allowance for the value of the Shares at the time of forfeiture but her liability shall cease if and when the Company shall have received payment in full of all such monies in respect of the Shares.

58. A statutory declaration or affidavit that the declarant is a Director or the Secretary of the Company, and that a Share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share.

59. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

60. The Directors may accept the surrender of any Share which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered Share shall be treated as if it has been forfeited.

NON-RECOGNITION OF TRUSTS

61. The Company shall not be obligated to recognise any person as holding any Share upon any trust (except as is otherwise provided in these Articles or to the extent required by law) and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any Share, or any interest in any fractional part of a Share, or (except only as is otherwise provided by these Articles or the Companies Acts) any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder. This shall not preclude the Company from requiring the Members or a transferee of Shares to furnish to the Company with information as to the beneficial ownership of any Share when such information is reasonably required by the Company.

TRANSMISSION OF SHARES

62. In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where she was a sole holder, shall be the only persons recognised by the Company as having any title to her interest in the Shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any Shares which had been held by her solely or jointly with other persons.

63. Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Board and subject as hereinafter provided, elect either to be registered himself as holder of the Share or to make such transfer of the Share to such other person nominated by her and to have such person registered as the transferee thereof, but the Board shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before her death or bankruptcy as the case may be.

64. If the person so becoming entitled shall elect to be registered himself as holder, she shall deliver or send to the Company a notice in writing signed by her stating that she so elects.

65. Subject to Article 66, a person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which she would be entitled if she were the registered holder of the Share, except that she shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by Membership in relation to meetings of the Company provided however that the Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share and if the notice is not complied with within ninety days the Board may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

66. The Board may at any time give notice requiring a person entitled by transmission to a Share to elect either to be registered himself or to transfer the Share and if the notice is not complied with within 60 days the Board may withhold payment of all dividends and other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENT OF MEMORANDUM OF ASSOCIATION;
CHANGE OF LOCATION OF REGISTERED OFFICE; AND
ALTERATION OF CAPITAL

67. The Company may by Ordinary Resolution:

67.1 divide its share capital into several classes and attach to them respectively any preferential, deferred, qualified or special rights, privileges or conditions;

67.2 increase the authorised share capital by such sum to be divided into Shares of such nominal value, as such Ordinary Resolution shall prescribe;

67.3 consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

67.4 by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller nominal value than is fixed by the Memorandum subject to section 68(1)(d) of the 1963 Act, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived;

67.5 cancel any Shares that at the date of the passing of the relevant Ordinary Resolution have not been taken or agreed to be taken by any person; and

67.6 subject to applicable law, change the currency denomination of its share capital.

68. Subject to the provisions of the Companies Acts, the Company may:

68.1 by Special Resolution change its name, alter or add to the Memorandum with respect to any objects, powers or other matters specified therein or alter or add to these Articles;

68.2 by Special Resolution reduce its issued share capital and any capital redemption reserve fund or any share premium account. In relation to such reductions, the Company may by Special Resolution determine the terms upon which the reduction is to be effected, including in the case of a reduction of part only of any class of Shares, those Shares to be affected; and

68.3 by resolution of the Directors change the location of its registered office.

69. Whenever as a result of an alteration or reorganisation of the share capital of the Company any Members would become entitled to fractions of a Share, the Directors may, on behalf of those Members, sell the Shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those Members, and the Directors may authorise any person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall her title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

70. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Board may provide, subject to the requirements of section 121 of the 1963 Act, that the Register of Members shall be closed for transfers at such times and for such periods, not exceeding in the whole 30 days in each year. If the Register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members such Register of Members shall be so closed for at least five (5) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

71. In lieu of, or apart from, closing the Register of Members, the Board may fix in advance a date as the record date (a) for any such determination of Members entitled to notice of or to vote at a meeting of the Members, which record date shall not be more than ninety (90) days nor less than ten (10) days before the date of such meeting, and (b) for the purpose of determining the Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, which record date shall not be more than ninety (90) days prior to the date of payment of such dividend or the taking of any action to which such determination of Members is relevant. The record date shall not precede the date upon which the resolution fixing the record date is adopted by the Directors.

72. If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date immediately preceding the date on which notice of the meeting is deemed given under these Articles or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in these Articles, such determination shall apply to any adjournment thereof; provided, however, that the Directors may fix a new record date of the adjourned meeting, if they think fit.

GENERAL MEETINGS

73. The Board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Companies Acts.

74. The Board may, whenever it thinks fit, and shall, on the requisition in writing of Members holding such number of Shares as is prescribed by, and made in accordance with, section 132 of the 1963 Act, convene a general meeting in the manner required by the Companies Acts. All general meetings other than annual general meetings shall be called extraordinary general meetings.

75. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it. Not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. Subject to section 140 of the 1963 Act, all general meetings may be held outside of Ireland.

76. Each general meeting shall be held at such time and place as specified in the notice of meeting.

77. The Board may, in its absolute discretion, authorise the Secretary to postpone any general meeting called in accordance with the provisions of these Articles (other than a meeting requisitioned under Article 74 of these Articles or the postponement of which would be contrary to the Companies Acts, law or a court order pursuant to the Companies Acts) if the Board considers that, for any reason, it is impractical or unreasonable to hold the general meeting, provided that notice of postponement is given to each Member before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Member in accordance with the provisions of these Articles.

NOTICE OF GENERAL MEETINGS

78. Subject to the provisions of the Companies Acts allowing a general meeting to be called by shorter notice, an annual general meeting, and an extraordinary general meeting called for the passing of a Special Resolution, shall be called by at least twenty-one (21) clear days’ notice and all other extraordinary general meetings shall be called by at least fourteen (14) clear days’ notice. Such notice shall state the date, time, place of the meeting and, in the case of an extraordinary general meeting, the general nature of the business to be considered. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify such other details as are required by applicable law or the relevant code, rules and regulations applicable to the listing of the Shares on the Exchange.

79. A general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if applicable law so permits and it is so agreed by the Auditors and by all the Members entitled to attend and vote thereat or their proxies.

80. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given in any manner permitted by these Articles to all Members other than such as, under the provisions hereof or the terms of issue of the Shares they hold, are not entitled to receive such notice from the Company.

81. There shall appear with reasonable prominence in every notice of general meetings of the Company a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of her and that a proxy need not be a Member of the Company.

82. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

83. In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting. A Member present, either in person or by proxy, at any general meeting of the Company or of the holders of any class of Shares in the Company, will be deemed to have received notice of that meeting and, where required, of the purpose for which it was called.

PROCEEDINGS AT GENERAL MEETINGS

84. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the Directors and Auditors, the election of Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

85. No business shall be transacted at any general meeting unless a quorum is present. One or more Members present in person or by proxy holding not less than a majority of the issued and outstanding Shares of the Company entitled to vote at the meeting in question shall be a quorum.

86. If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Board may determine and if at the adjourned meeting a quorum is not present within one hour from the time appointed for the meeting the Members present shall be a quorum.

87. If the Board wishes to make this facility available to Members for a specific or all general meetings of the Company, a Member may participate in any general meeting of the Company, by means of a telephone, video, electronic or similar communication equipment by way of which all persons participating in such meeting can communicate with each other simultaneously and instantaneously and such participation shall be deemed to constitute presence in person at the meeting.

88. Each Director and the Auditors shall be entitled to attend and speak at any general meeting of the Company.

89. The Chairman, if any, of the Board shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if she shall not be present within one hour after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting or if all of the Directors present decline to take the chair, then the Members present shall choose one of their own number to be Chairman of the meeting.

90. The Chairman may, with the consent of any general meeting duly constituted hereunder, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished, or which might have be transacted, at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

91.

91.1 Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Members if:

(a) it is proposed by or at the direction of the Board; or

(b) it is proposed at the direction of the Court; or

(c) it is proposed on the requisition in writing of such number of Members as is prescribed by, and is made in accordance with, section 132 of the 1963 Act;

(d) it is proposed pursuant to, and in accordance with the procedures and requirements of, Articles 99 or 100; or

(e) the Chairman of the meeting in her absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

91.2 No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the Chairman of the meeting in her absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

91.3 If the Chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in her ruling. Any ruling by the Chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

92. Except where a greater majority is required by the Companies Acts or these Articles, any question proposed for a decision of the Members at any general meeting of the Company or a decision of any class of Members at a separate meeting of any class of Shares shall be decided by an Ordinary Resolution.

93. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. The Board or the Chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

94. A poll demanded on the election of the Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time, not being more than ten days from the date of the meeting or adjourned meeting at which the vote was taken, as the Chairman of the meeting directs, and any business other than that on which a poll has been demanded may be proceeded with pending the taking of the poll.

95. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. On a poll a Member entitled to more than one vote need not use all her votes or cast all the votes she uses in the same way.

96. If authorised by the Board, any vote taken by written ballot may be satisfied by a ballot submitted by electronic or telephonic transmission, provided that any such electronic or telephonic submission must either set forth or be submitted with information from which it can be determined that the electronic submission has been authorised by the Member or proxy.

97. The Board may, and at any general meeting, the chairman of such meeting may make such arrangement and impose any requirement or restriction it or she considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with such arrangements, requirements or restrictions.

98. Subject to section 141 of the 1963 Act, a resolution in writing signed by all of the Members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly authorised representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company duly convened and held, and may consist of several documents in like form each signed by one or more persons, and if described as a special resolution shall be deemed to be a special resolution within the meaning of the 1963 Act. Any such resolution shall be served on the Company.

NOMINATIONS OF DIRECTORS

99. Nominations of persons for election to the Board (other than Directors to be nominated by any series of preferred shares, voting separately as a class) at a general meeting may only be made (a) pursuant to the Company’s notice of meeting pursuant to Article 78 at the recommendation of the Board, (b) by or at the direction of the Board or any authorised committee thereof or (c) by any Member who (i) complies with the notice procedures set forth in Articles 100 or 101, as applicable, (ii) was a Member at the time such notice is delivered to the Secretary and on the record date for the determination of Members entitled to vote at such general meeting and (iii) is present at the relevant general meeting, either in person or by proxy, to present her nomination, provided, however, that Members shall only be entitled to nominate persons for election to the Board at annual general meetings or at general meetings called specifically for the purpose of electing Directors.

100. For nominations of persons for election to the Board (other than Directors to be nominated by any series of preferred shares, voting separately as a class) to be properly brought before an annual general meeting by a Member, such annual general meeting must have been called for the purpose of, among other things, electing directors and such Member must have given timely notice thereof in writing to the Secretary. To be timely, a Member’s notice shall be delivered to the Secretary at the registered office of the Company, or such other address as the Secretary may designate, not less than 90 days nor more than 150 days prior to the first anniversary of the date the Company’s proxy statement was first released to Members in connection with the prior year’s annual general meeting; provided, however, that in the event the date of the annual general meeting is changed by more than 30 days from the first anniversary date of the prior year’s annual general meeting, notice by the Member of Shares to be timely must be so delivered not earlier than the 150th day prior to such annual general meeting and not later than the later of the 90th day prior to such annual general meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Such Member’s notice shall set forth (a) as to each person whom the Member proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, of the United States of America, as amended (the “Exchange Act”), or any successor provisions thereto, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director of the Company if elected and (b) as to the Member giving the notice (i) the name and address of such Member, as they appear on the Register of Members, (ii) the class and number of Shares that are owned beneficially and/or of record by such Member, (iii) a representation that the Member is a registered holder of Shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination and (iv) a statement as to whether the Member intends or is part of a group that intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding share capital required to approve or elect the nominee and/or (xi) otherwise to solicit proxies from Members in support of such nomination. The Board may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Company, including such evidence satisfactory to the Board that such nominee has no interests that would limit such nominee’s ability to fulfil her duties as a Director.

101. For nominations of persons for election to the Board (other than directors to be nominated by any series of preferred shares, voting separately as a class) to be properly brought before a general meeting called for the purpose of the election of directors, other than an annual general meeting by a Member, such Member must have given timely notice thereof in writing to the Secretary. To be timely, a Member’s notice shall be delivered to the Secretary at the registered office of the Company or such other address as the Secretary may designate, not earlier than the 150th day prior to such general meeting and not later of the 90th day prior to such general meeting or the 10th day following the day on which public announcement is first made of the date of the general meeting and of the nominees proposed by the Board to be elected at such meeting. Such Member’s notice shall set forth the same information as is required by provisions (a) and (b) of Article 100.

102. Unless otherwise provided by the terms of any series of preferred shares or any agreement among Members or other agreement approved by the Board, only persons who are nominated in accordance with the procedures set forth in Articles 100 and 101 shall be eligible to serve as Directors of the Company. If the Chairman of a general meeting determines that a proposed nomination was not made in compliance with Articles 100 and 101, she shall declare to the meeting that nomination is defective and such defective nomination shall be disregarded. Notwithstanding the foregoing provisions of these Articles, if the Member (or a qualified representative of the Member) does not appear at the general meeting to present her nomination, such nomination shall be disregarded.

VOTES OF MEMBERS

103. Subject to any rights or restrictions for the time being attached to any class or classes of Shares, every Member of record present in person or by proxy shall have one vote for each Share registered in her name in the Register of Members.

104. In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

105. A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by her committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

106. No Member shall be entitled to vote at any general meeting unless she is registered as a Member on the record date for such meeting.

107. No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

108. Votes may be given either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting and may appoint one proxy to vote both in favour of and against the same resolution in such proportion as specified in the instrument appointing the proxy. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

PROXIES AND CORPORATE REPRESENTATIVES

109.

109.1 Every Member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on her behalf and may appoint more than one proxy to attend, speak and vote a the same meeting. The appointment of a proxy or corporate representative shall be in such form and may be accepted by the Company at such place and at such time as the Board or the Secretary shall from time to time determine, subject to applicable requirements of the United States Securities and Exchange Commission and the Exchange on which the Shares are listed. No such instrument appointing a proxy or corporate representative shall be voted or acted upon after 2 years from its date.

109.2 Without limiting the foregoing, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic or internet communication or facility and may in a similar manner permit supplements to, or amendments or revocations of, any such electronic or internet communication or facility to be made. The Directors may in addition prescribe the method of determining the time at which any such electronic or internet communication or facility is to be treated as received by the Company. The Directors may treat any such electronic or internet communication or facility which purports to be or is expressed to be sent on behalf of a Member as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Member.

110. Any body corporate which is a Member of the Company may authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which she represents as that body corporate could exercise if it were an individual Member of the Company. The Company may require evidence from the body corporate of the due authorisation of such person to act as the representative of the relevant body corporate.

111. An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been received by the Company for the purposes of any meeting shall not require to be delivered, deposited or received again by the Company for the purposes of any subsequent meeting to which it relates.

112. Receipt by the Company of an appointment of proxy in respect of a meeting shall not preclude a Member from attending and voting at the meeting or at any adjournment thereof which attendance and voting will automatically cancel any proxy previously submitted.

113. An appointment proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

114.

114.1 A vote given in accordance with the terms of an appointment of proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the appointment of proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or transfer of the Share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no intimation in writing (whether in electronic form or otherwise) of such death, insanity, revocation or transfer shall have been received by the Company at the Office, at least one hour before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used or at which the representative acts; PROVIDED, HOWEVER, that where such intimation is given in electronic form it shall have been received by the Company at least 24 hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

114.2 The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the Members forms for the appointment of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.

DIRECTORS

115. The Board may determine the size of the Board from time to time at its absolute discretion.

116. The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Board from time to time, or a combination partly of one such method and partly the other.

117. The Board may approve additional remuneration to any Director undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than her ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to her remuneration as a Director.

DIRECTORS’ AND OFFICERS’ INTERESTS

118. A Director or an officer of the Company who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company shall, in accordance with section 194 of the 1963 Act, declare the nature of her interest at the first opportunity either (a) at a meeting of the Board at which the question of entering into the contract, transaction or arrangement is first taken into consideration, if the Director or officer of the Company knows this interest then exists, or in any other case, at the first meeting of the Board after learning that she is or has become so interested or (b) by providing a general notice to the Directors declaring that she is a director or an officer of, or has an interest in, a person and is to be regarded as interested in any transaction or arrangement made with that person, and after giving such general notice it shall not be necessary to give special notice relating to any particular transaction.

119. A Director may hold any other office or place of profit under the Company (other than the office of its Auditors) in conjunction with her office of Director for such period and on such terms as to remuneration and otherwise as the Board may determine.

120. A Director may act by himself or her firm in a professional capacity for the Company (other than as its Auditors) and she or her firm shall be entitled to remuneration for professional services as if she were not a Director.

121. A Director may be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or Member of any other company or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by her as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or Member of such other company; provided that she has declared the nature of her position with, or interest in, such company to the Board in accordance with Article 118.

122. No person shall be disqualified from the office of Director or from being an officer of the Company or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or officer of the Company shall be in any way interested be or be liable to be avoided, nor shall any Director or officer of the Company so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director or officer of the Company holding office or of the fiduciary relation thereby established; provided that:

122.1 she has declared the nature of her interest in such contract or transaction to the Board in accordance with Article 118; and

122.2 the contract or transaction is approved by a majority of the disinterested Directors, notwithstanding the fact that the disinterested Directors may represent less than a quorum.

123. A Director may be counted in determining the presence of a quorum at a meeting of the Board which authorises or approves the contract, transaction or arrangement in which she is interested and she shall be at liberty to vote in respect of any contract, transaction or arrangement in which she is interested, provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by her in accordance with Article 118, at or prior to its consideration and any vote thereon.

124. For the purposes of Article 118:-

124.1 a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

124.2 an interest of which a Director has no knowledge and of which it is unreasonable to expect her to have knowledge shall not be treated as an interest of her; and

124.3 a copy of every declaration made and notice given under Article 118 shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, the Auditors or Member of the Company at the Registered Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

POWERS AND DUTIES OF DIRECTORS

125. The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Companies Acts or by these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these Articles and to the provisions of the Companies Acts. No resolution made by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

126. The Board shall have the power to appoint and remove executives in such terms as the Board sees fit and to give such titles and responsibilities to those executives as it sees fit.

127. The Company may exercise the powers conferred by Section 41 of the 1963 Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

128. Subject as otherwise provided with these Articles, the Directors may exercise the voting powers conferred by shares of any other company held or owned by the Company in such manner in all respects as they think fit and in particular they may exercise their voting powers in favour of any resolution appointing the Directors or any of them as directors or officers of such other company or providing for the payment of remuneration or pensions to the directors or officers of such other company.

129. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall from time to time by resolution determine.

130. The Directors may from time to time authorise such person or persons as they see fit to perform all acts, including without prejudice to the foregoing, to effect a transfer of any shares, bonds, or other evidences of indebtedness or obligations, subscription rights, warrants, and other securities in another body corporate in which the Company holds an interest and to issue the necessary powers of attorney for the same; and each such person is authorised on behalf of the Company to vote such securities, to appoint proxies with respect thereto, and to execute consents, waivers and releases with respect thereto, or to cause any such action to be taken.

131. The Board may exercise all powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds or such other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

132. The Directors may procure the establishment and maintenance of or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors or other officers) who are or shall have been at any time in the employment or service of the Company or of any company which is or was a subsidiary of the Company or of the predecessor in business of the Company or any such subsidiary or holding Company and the wives, widows, families, relatives or dependants of any such persons. The Directors may also procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well being of the Company or of any such other company as aforesaid or its Members, and payments for or towards the issuance of any such persons as aforesaid and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Provided that any Director shall be entitled to retain any benefit received by her under this Article, subject only, where the Companies Acts require, to disclosure to the Members and the approval of the Company in general meeting.

133. The Board may from time to time provide for the management of the affairs of the Company in such manner as it shall think fit and the specific delegation provisions contained in the Articles shall not limit the general powers conferred by these Articles.

MINUTES

134. The Board shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Board, all resolutions and proceedings at meetings of the Company or the holders of any class of Shares, of the Directors and of committees of Directors, including the names of the Directors present at each meeting.

DELEGATION OF THE BOARD’S POWERS

135. The Board may delegate any of its powers (with power to sub-delegate) to any committee consisting of one or more Directors. The Board may also delegate to any Director such of its powers as it considers desirable to be exercised by her. Any such delegation may be made subject to any conditions the Board may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of the Board shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

136. The Board may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Board may determine, provided that the delegation is not to the exclusion of its own powers and may be revoked by the Board at any time.

137. The Board may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Board may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in her.

EXECUTIVE OFFICERS

138. The Company shall have a chairman, who shall be a Director and shall be elected by the Board. In addition to the chairman, the Directors and the Secretary, the Company may have such officers as the Board may from time to time determine.

PROCEEDINGS OF DIRECTORS

139. Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings and procedures as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum. Each Director shall have one vote.

140. Regular meetings of the Board may be held at such times and places as may be provided for in resolutions adopted by the Board. No additional notice of a regularly scheduled meeting of the Board shall be required.

141. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors by at least 48 hours’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held and provided further if notice is given in person, by telephone, cable, telex, telecopy or email the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organisation as the case may be. The accidental omission to give notice of a meeting of the Directors to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

142. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be a majority of the Directors in office.

143. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

144. The Directors may elect a Chairman of their Board and determine the period for which she is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be a Chairman of the meeting.

145. All acts done by any meeting of the Directors or of a committee of Directors shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director.

146. Members of the Board or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the Chairman is at the start of the meeting.

147. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

148. The office of a Director shall be vacated:

148.1 if she resigns her office, on the date on which notice of her resignation is delivered to the Registered Office or tendered at a meeting of the Board or on such later date as may be specified in such notice; or

148.2 on her being prohibited by law from being a Director; or

148.3 on her ceasing to be a Director by virtue of any provision of the Companies Acts.

149. The Company may, by Ordinary Resolution, of which extended notice has been given in accordance with section 142 of the 1963 Act, remove any Director before the expiration of her period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between her and the Company.

APPOINTMENT OF DIRECTORS

150. The Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of Directors constituting the entire Board. The initial division of the Board into classes shall be made by the decision of the affirmative vote of a majority of the Directors in office. The term of the initial Class I directors shall terminate on the date of the 2012 annual general meeting; the term of the initial Class II directors shall terminate on the date of the 2013 annual general meeting; and the term of the initial Class III directors shall terminate on the date of the 2014 annual general meeting. At each annual general meeting of Members beginning in 2012, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term. Save as otherwise permitted in these Articles, Directors will be elected by way of Ordinary Resolution of the Company in general meeting. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible. In no case will a decrease in the number of Directors shorten the term of any incumbent Director. A Director shall hold office until the annual general meeting for the year in which her or his term expires and until her or his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board, including a vacancy that results from an increase in the number of directors or from the death, resignation, retirement, disqualification or removal of a Director, shall be deemed a casual vacancy. Subject to the terms of any one or more classes or series of preferred shares, any casual vacancy shall only be filled by decision of a majority of the Board then in office, provided that a quorum is present. Any Director of any class elected to fill a vacancy resulting from an increase in the number of Directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any Director elected to fill a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of her or his predecessor. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

151. During any vacancy in the Board, the remaining Directors shall have full power to act as the Board. If, at any general meeting of the Company, the number of Directors is reduced below the minimum prescribed by the Board in accordance with Article 115 due to the failure of any persons nominated to be Directors to be elected, then in those circumstances, the nominee or nominees who receive the highest number of votes in favour of election shall be elected in order to maintain the prescribed minimum number of Directors and each such Director shall remain a Director (subject to the provisions of the Companies Acts and these Articles) only until the conclusion of the next annual general meeting of the Company unless such Director is elected by the Members during such meeting.

152. The Company may by Ordinary Resolution appoint any person to be a Director.

SECRETARY

153. The Secretary shall be appointed by the Board at such remuneration (if any) and on such terms as it may think fit and any Secretary so appointed may be removed by the Board.

154. The duties of the Secretary shall be those prescribed by the Companies Acts, together with such other duties as shall from time to time be prescribed by the Board, and in any case, shall include the making and keeping of records of the votes, doings and proceedings of all meetings of the Members and the Board of the Company, and committees, and the authentication of records of the Company.

155. A provision of the Companies Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

SEAL

156. The Company may, if the Board so determines, have a Seal (including any official seals kept pursuant to the Companies Acts) which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that regard and every instrument to which the Seal has been affixed shall be signed by any person who shall be either a Director or the Secretary or Assistant Secretary or some other person authorised by the Board, either generally or specifically, for the purpose.

157. The Company may have for use in any place or places outside Ireland, a duplicate Seal or Seals each of which shall be a duplicate of the Seal of the Company except, in the case of a Seal for use in sealing documents creating or evidencing securities issued by the Company, for the addition on its face of the word “Securities” and if the Board so determines, with the addition on its face of the name of every place where it is to be used.

DIVIDENDS, DISTRIBUTIONS AND RESERVES

158. The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors.

159. Subject to the Companies Acts, the Board may from time to time declare dividends (including interim dividends) and distributions on Shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

160. The Board may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

161. No dividend, interim dividend or distribution shall be paid otherwise than in accordance with the provisions of Part IV of the 1983 Act.

162. Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of Shares they shall be declared and paid according to the amounts paid or credited as paid on the Shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles.

163. The Directors may deduct from any dividend payable to any Member all sums of money (if any) immediately payable by her to the Company in relation to the Shares of the Company.

164. The Board or any general meeting declaring a dividend (upon the recommendation of the Board), may direct that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up Shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Board may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Board.

165. Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by cheque or warrant sent through the post, or sent by any electronic or other means of payment, directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant, electronic or other payment shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than US$, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any Member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company’s account in respect of the relevant amount shall be evidence of good discharge of the Company’s obligations in respect of any payment made by any such methods.

166. No dividend or distribution shall bear interest against the Company.

167. If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other monies payable in respect of a Share into a separate account shall not constitute the Company a trustee in respect thereof.

CAPITALISATION

168. Without prejudice to any powers conferred on the Directors as aforesaid, and subject to the Directors’ authority to issue and allot Shares under Articles 8 and 9, the Directors may:

168.1 resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

168.2 appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares held by them respectively and apply that sum on their behalf in or towards paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Members (or as the Board of may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits that are not available for distribution may, for the purposes of this Article 116, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

168.3 make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

168.4 authorise a person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation and any such agreement made under this authority being effective and binding on all those Members; and

168.5 generally do all acts and things required to give effect to the resolution.

ACCOUNTS

169. The Directors shall cause to be kept proper books of account, whether in the form of documents, electronic form or otherwise, that:

169.1 correctly record and explain the transactions of the Company;

169.2 will at any time enable the financial position of the Company to be determined with reasonable accuracy;

169.3 will enable the Directors to ensure that any balance sheet, profit and loss account or income and expenditure account of the Company complies with the requirements of the Companies Acts;

169.4 will record all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company; and

169.5 will enable the accounts of the Company to be readily and properly audited.

170. Books of account shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. The Company may send by post, electronic mail or any other means of electronic communication a summary financial statement to its Members or persons nominated by any Member. The Company may meet, but shall be under no obligation to meet, any request from any of its Members to be sent additional copies of its full report and accounts or summary financial statement or other communications with its Members.

171. The books of account shall be kept at the registered office of the Company or, subject to the provisions of the Companies Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

172. Proper books shall not be deemed to be kept as required by Articles 169 to 172, if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

173. In accordance with the provisions of the Companies Acts, the Board may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

174. A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors’ report and Auditors’ report shall be sent by post, electronic mail or any other means of communication (electronic or otherwise), not less than twenty-one clear days before the date of the annual general meeting, to every person entitled under the provisions of the Companies Acts to receive them; provided that in the case of those documents sent by electronic mail or any other means of electronic communication, such documents shall be sent with the consent of the recipient, to the Address of the recipient notified to the Company by the recipient for such purposes.

AUDIT

175. Auditors shall be appointed and their duties regulated in accordance with Sections 160 to 163 of the 1963 Act or any statutory amendment thereof, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

NOTICES

176. Any notice to be given, served, sent or delivered pursuant to these Articles shall be in writing (whether in electronic form or otherwise).

176.1 A notice or document to be given, served, sent or delivered in pursuance of these Articles may be given to, served on or delivered to any Member by the Company:

(a) by handing same to her or him authorised agent;

(b) by leaving the same at her registered address;

(c) by sending the same by the post in a pre-paid cover addressed to her at her registered address; or

(d) by sending, with the consent of the Member to the extent required by law, the same by means of electronic mail or other means of electronic communication approved by the Directors, to the Address of the Member notified to the Company by the Member for such purpose (or if not so notified, then to the Address of the Member last known to the Company).

176.2 For the purposes of these Articles and the Companies Act, a document shall be deemed to have been sent to a Member if a notice is given, served, sent or delivered to the Member and the notice specifies the website or hotlink or other electronic link at or through which the Member may obtain a copy of the relevant document.

176.3 Where a notice or document is given, served or delivered pursuant to sub-paragraph 176.1(a) or 176.1(b) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the Member or her authorised agent, or left at her registered address (as the case may be).

176.4 Where a notice or document is given, served or delivered pursuant to sub-paragraph 176.1(c) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

176.5 Where a notice or document is given, served or delivered pursuant to sub-paragraph 176.1(d) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 48 hours after despatch.

176.6 Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a Member shall be bound by a notice given as aforesaid if sent to the last registered address of such Member, or, in the event of notice given or delivered pursuant to sub-paragraph 176.1(d), if sent to the address notified by the Company by the Member for such purpose notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such Member.

176.7 Notwithstanding anything contained in this Article, the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction.

176.8 Any requirement in these Articles for the consent of a Member in regard to the receipt by such Member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company’s audited accounts and the directors’ and auditor’s reports thereon, shall be deemed to have been satisfied where the Company has written to the Member informing her/him of its intention to use electronic communications for such purposes and the Member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a Member has given, or is deemed to have given, her/his consent to the receipt by such Member of electronic mail or other means of electronic communications approved by the Directors, she/she may revoke such consent at any time by requesting the Company to communicate with her/him in documented form; provided, however, that such revocation shall not take effect until five days after written notice of the revocation is received by the Company.

176.9 Without prejudice to the provisions of sub-paragraphs 176.1(a) and 176.1(b) of this Article, if at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a public announcement (as defined below) and such notice shall be deemed to have been duly served on all Members entitled thereto at noon (New York time) on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website. A “public announcement” shall mean disclosure in a press release reported by a financial news service or in a document publicly filed by the Company with the U.S. Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

177. Notice may be given by the Company to the joint Members of a Share by giving the notice to the joint Member whose name stands first in the Register in respect of the Share and notice so given shall be sufficient notice to all the joint Holders.

178.

178.1 Every person who becomes entitled to a Share shall before her name is entered in the Register in respect of the Share, be bound by any notice in respect of that Share which has been duly given to a person from whom she derives her title.

178.2 A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

179. The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

180. A Member present, either in person or by proxy, at any meeting of the Company or the Holders of any class of Shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

UNTRACED HOLDERS

181.

181.1 Without prejudice to Article 14, the Company shall be entitled to sell at the best price reasonably obtainable any Share or stock of a Member or any Share or stock to which a person is entitled by transmission if and provided that:

(a) for a period of twelve years (not less than three dividends having been declared and paid) no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the Member or to the person entitled by transmission to the Share or stock at her address on the Register or other the last known address given by the Member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Member or the person entitled by transmission; and

(b) at the expiration of the said period of twelve years the Company has given notice by advertisement in a leading Dublin newspaper and a newspaper circulating in the area in which the address referred to in paragraph (a) of this Article is located of its intention to sell such Share or stock; and

(c) the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Member or person entitled by transmission.

181.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such Share or stock and such instrument of transfer shall be as effective as if it had been executed by the Member or person entitled by transmission to such Share or stock. The Company shall account to the Member or other person entitled to such Share or stock for the net proceeds of such sale by carrying all monies in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Member or other person. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

DESTRUCTION OF DOCUMENTS

182. The Company may destroy:

182.1 any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, at any time after the expiry of two years from the date such mandate variation, cancellation or notification was recorded by the Company;

182.2 any instrument of transfer of Shares which has been registered, at any time after the expiry of six years from the date of registration; and

182.3 any other document on the basis of which any entry in the Register was made, at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

182.4 and it shall be presumed conclusively in favour of the Company that every share certificate (if any) so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(a) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

(c) references in this Article to the destruction of any document include references to its disposal in any manner.

WINDING UP

183. If the Company shall be wound up and the assets available for distribution among the Members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the Shares held by them respectively. And if in a winding up the assets available for distribution among the Members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the Members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said Shares held by them respectively. Provided that this Article shall not affect the rights of the Members holding Shares issued upon special terms and conditions.

183.1 In case of a sale by the liquidator under Section 260 of the 1963 Act, the liquidator may by the contract of sale agree so as to bind all the Members for the allotment to the Members directly of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract limit a time at the expiration of which obligations or Shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting Members conferred by the said Section.

183.2 The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

184. If the Company is wound up, the liquidator, with the sanction of a Special Resolution and any other sanction required by the Companies Acts, may divide among the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, she determines, but so that no Member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

185.

185.1 Subject to the provisions of and so far as may be admitted by the Companies Acts, every Director and Secretary shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by her in the execution and discharge of her duties or in relation thereto including any liability incurred by her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by her as an officer or employee of the Company and in which judgement is given in her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on her part) or in which she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to her by the Court.

185.2 As far as permissible under the Companies Acts, the Company shall indemnify any current or former executive of the Company (excluding any Directors or Secretary) or any person who is serving or has served at the request of the Company as a director, executive or trustee of another company, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by her or him in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, to which she or she was, is, or is threatened to be made a party by reason of the fact that she or she is or was such a director, executive or trustee, provided always that the indemnity contained in this Article 185.2 shall not extend to any matter which would render it void pursuant to the Companies Acts.

185.3 In the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Company, the Company shall indemnify each person indicated in Article 185.2 of this Article against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of her or his duty to the Company unless and only to the extent that the High Court of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

185.4 As far as permissible under the Companies Acts, expenses, including attorneys’ fees, incurred in defending any action, suit or proceeding referred to in Articles 185.2 and 185.3 of this Article may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorised by the Board in the specific case upon receipt of an undertaking by or on behalf of the director, executive or trustee, or other indemnitee to repay such amount, unless it shall ultimately be determined that she or she is entitled to be indemnified by the Company as authorised by these Articles.

185.5 It being the policy of the Company that indemnification of the persons specified in this Article shall be made to the fullest extent permitted by law, the indemnification provided by this Article shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Memorandum, Articles, any agreement, any insurance purchased by the Company, any vote of Members or disinterested directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in her or his official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which she or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth with respect to a director, executive or trustee. As used in this paragraph (e), references to the “Company” include all constituent companies in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved. The indemnification provided by this Article shall continue as to a person who has ceased to be a director, executive or trustee and shall inure to the benefit of the heirs, executors, and administrators of such a person.

185.6 The Directors shall have power to purchase and maintain for any Director, the Secretary or other officers or employees of the Company insurance against any such liability as referred to in Section 200 of the 1963 Act.

185.7 The Company may additionally indemnify any employee or agent of the Company or any director, executive, employee or agent of any of its subsidiaries to the fullest extent permitted by law.

FINANCIAL YEAR

186. The financial year of the Company shall be as prescribed by the Board from time to time.

SHAREHOLDER RIGHTS PLAN

187. The Board is hereby expressly authorised to adopt any Shareholder Rights Plan, upon such terms and conditions as the Board deems expedient and in the best interests of the Company, subject to applicable law.

Companies Acts, 1963 to 2009

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

ALKERMES PUBLIC LIMITED COMPANY

Arthur Cox
Arthur Cox Building
Earlsfort Terrace
Dublin 2

4046244.5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Pursuant to the New Alkermes Articles of Association, subject to the provisions of, and so far as may be permitted by the Companies Acts, every Director, or other officer of New Alkermes (other than an auditor) shall be indemnified out of the assets of New Alkermes against all costs, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending civil or criminal proceedings which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of New Alkermes and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit
Number		Exhibit Description

2	.1*	Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan, Alkermes, New Alkermes, and certain other parties (included as Annex A to the proxy statement/prospectus forming a part of this registration statement)
3	.1*	Form of Memorandum and Articles of Association of New Alkermes (included as Annex E to the proxy statement/prospectus forming a part of this registration statement)
3	.2*	Form of Amended and Restated Articles of Incorporation of Alkermes (included as Annex D to the proxy statement/prospectus forming a part of this registration statement)
5	.1**	Opinion of ALG regarding the legality of the New Alkermes ordinary shares
10	.1*	Form of Shareholder’s Agreement by and among Elan, Elan Science Three Limited and New Alkermes (included as Annex C to the proxy statement/prospectus forming a part of this registration statement)
21	.1**	List of subsidiaries of registrant
23	.1**	Consent of A&L Goodbody to inclusion of legality opinion
23	.2*	Consent of KPMG
23	.3*	Consent of PricewaterhouseCoopers LLP
24	.1*	Power of Attorney (included on the signature pages hereto)
99	.1**	Form of Proxy Card for Alkermes Special Meeting
99	.2*	Consent of Morgan Stanley & Co. LLC
99	.3*	Commitment Letter, dated as of May 9, 2011, among Alkermes, Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc.

*	Filed herewith

**	To be filed by amendment

Item 22.	Undertakings

The undersigned registrant hereby undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by

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persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) that every prospectus (i) that is filed pursuant to the immediately preceding paragraph (1) or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes the information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered here, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Dublin, Ireland, on June 22, 2011.

ANTLER SCIENCE TWO LIMITED

By:	/s/ William F. Daniel
Name:     William F. Daniel

Title:	Company Secretary

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William F. Daniel and Nigel Clerkin, and each of them, as attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign, in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William F. Daniel William F. Daniel	Director (Company Secretary & Principal Executive Officer)	June 22, 2011

/s/ Nigel Clerkin Nigel Clerkin	Director (Principal Financial & Accounting Officer)	June 22, 2011

/s/ John L. Donahue John L. Donahue	Authorized Representative in the United States	June 22, 2011

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